07028514

IAG
Insurance Australia Group

27 November 2007

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 06 2007
WASH. D.C.
186

SUPPL

Dear Sirs,

Rule 12g3 – 2 (b) Exemption Documents: Insurance Australia Group Limited, file no 82-34821

Please find attached documents submitted in accordance with Rule 12g3 – 2(b) for Insurance Australia Group Limited, File no. 82 – 34821.

Yours truly

Glenn Revell
Group Company Secretary

PROCESSED
DEC 1 2 2007
THOMSON
FINANCIAL

Cc: Tony Coleman, Chief Risk Officer & Group Actuary
Peter Sutherland, Head of Group Risk & Compliance

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

82-34821

Insurance Australia Group

26 November 2007

Manager, Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

APPOINTMENT OF NEW DIRECTOR, MR MIKE WILKINS

I am please to advise that Mr Mike Wilkins was today appointed a director of IAG.

IAG announced on 26 October 2007 that Mr Wilkins would join the Company as Chief Operating Officer, reporting to IAG's CEO, Mr Michael Hawker.

Yours sincerely,

Glenn Revell
Group Company Secretary

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**INSURANCE AUSTRALIA GROUP LIMITED**
ABN	**60 090 739 923**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Mike Wilkins
Date of appointment	26 November 2007

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities** Nil

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

82-34821

13 November 2007

Manager, Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

ANNUAL GENERAL MEETING POLL RESULTS

At the Annual General Meeting of shareholders held today, polls were held on all items of business as set out in the Notice of Meeting dated 13 November 2007. The Returning Officer has advised that the results of the polls are as follows:

Election of Directors:

Resolution 1: To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"Election of a Director, Ms Yasmin Allen"

The motion was passed as an ordinary resolution.

Resolution 2: To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"Election of a Director, Mr Brian Schwartz"

The motion was passed as an ordinary resolution.

Resolution 3: To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"Election of a Director, Mr Phillip Colebatch"

The motion was passed as an ordinary resolution.

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

Resolution 4: To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"Election of a Director, Mr Hugh Fletcher"

The motion was passed as an ordinary resolution.

Resolution 5: To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"Election of a Director, Ms Anna Hynes"

The motion was passed as an ordinary resolution.

Remuneration Report

Resolution 6: To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That the Company's Remuneration Report for the financial year ended 30 June 2007 be adopted"

The motion was passed as an ordinary resolution.

Non-Executive Directors' Fees

Resolution 7: To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"for the purposes of Australian Securities Exchange Listing Rule 10.17 and Article 12.12 of the Constitution of the Company, that the maximum aggregate remuneration payable to Non-executive Directors be increased by $750,000 to $2,750,000 per annum."

The motion was passed as an ordinary resolution.

Amendment to the Constitution

Resolution 8: To consider and, if thought fit, pass the following resolution as a special resolution:

"That the Company's Constitution be amended as set out in the Annexure, a copy of which has been initialled by the Group Company Secretary and tabled at this meeting, to permit members to exercise a Direct Vote at a general meeting."

The motion was passed as a special resolution.

Selective Buy-Back

Resolution 9: To consider and, if thought fit, pass the following resolution as a special resolution:

"That the members approve the conduct and terms of a selective Buy-back of up to 100% of the Reset Preference Shares issued on 20 June 2003 – ASX Code: IAGPB (PRS2) at the discretion of the Directors in accordance with the RPS2 Terms of Issue at any time within 12 months after the date of this resolution."

The motion was passed as a special resolution.

The results of the proxy voting on the polls carried out in respect of each of the above resolutions are set out on Schedule A attached to this letter.

Yours sincerely,

Glenn Revell
Group Company Secretary

Attachment (1 page)

SCHEDULE A

INSURANCE AUSTRALIA GROUP LIMITED

ABN 60 090 739 923

ANNUAL GENERAL MEETING
13-Nov-07
DISCLOSURE OF PROXY VOTES

RESOLUTION		NUMBER OF PROXY VOTES WHICH THE APPOINTMENTS SPECIFIED AS: FOR	AGAINST	ABSTAIN	AT PROXY'S DISCRETION	TOTAL NO. OF PROXY VOTES EXERCISABLE	POLL RESULTS TOTAL VOTES IN FAVOUR	TOTAL VOTES AGAINST	TOTAL VOTES ABSTAIN	PASSED/ DEFEATED
RESOLUTION	1	660,863,053	56,456,205	3,479,282	43,396,427	760,715,685	706,641,077	56,488,937	3,494,728	Passed
PERCENTAGE		86.88%	7.42%		5.70%		92.60%	7.40%		
RESOLUTION	2	654,182,273	62,835,018	3,581,311	43,601,042	760,618,333	697,821,377	65,201,792	3,606,966	Passed
PERCENTAGE		86.01%	8.26%		5.73%		91.45%	8.55%		
RESOLUTION	3	711,575,954	4,814,128	4,001,324	43,811,160	760,201,242	757,737,481	4,863,403	4,021,844	Passed
PERCENTAGE		93.60%	0.64%		5.76%		99.36%	0.64%		
RESOLUTION	4	710,954,022	5,449,186	3,999,844	43,798,210	760,201,418	757,026,314	5,577,230	4,028,209	Passed
PERCENTAGE		93.52%	0.72%		5.76%		99.27%	0.73%		
RESOLUTION	5	712,072,800	4,379,135	3,912,161	43,835,694	760,287,629	758,299,761	4,396,343	3,926,107	Passed
PERCENTAGE		93.67%	0.57%		5.76%		99.42%	0.58%		
RESOLUTION	6	618,499,892	96,663,572	5,204,036	43,814,776	758,978,239	664,246,940	97,097,382	5,263,164	Passed
PERCENTAGE		81.50%	12.73%		5.77%		87.25%	12.75%		
RESOLUTION	7	650,790,489	67,364,288	5,457,313	24,812,330	742,967,107	653,211,310	67,820,076	5,505,083	Passed
PERCENTAGE		87.60%	9.06%		3.34%		90.59%	9.41%		
RESOLUTION	8	708,570,659	7,024,532	4,548,280	44,056,334	759,651,525	754,866,777	7,115,048	4,625,538	Passed
PERCENTAGE		93.27%	0.93%		5.80%		99.07%	0.93%		
RESOLUTION	9	706,651,968	7,825,976	5,994,137	43,727,496	758,205,440	752,909,246	7,900,953	6,114,510	Passed
PERCENTAGE		93.20%	1.03%		5.77%		98.96%	1.04%		

82-34821

IAG
Insurance Australia Group

13 November 2007

Manager, Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

SUSTAINABILITY REPORT

Please find attachment copy of IAG's Sustainability Report 2007 that was released today.

Yours sincerely,

Glenn Revell
Group Company Secretary

Insurance Australia
Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

A SHARED FUTURE

IAG Sustainability Report 2007
Concise version

This report has been developed based on the Global Reporting Initiative (GRI) Sustainability Reporting Guidelines Version 3.0. These guidelines are the internationally accepted best practice measurement system for social, environmental and economic reporting. The report includes issues of materiality and relevance as identified by our stakeholders. Our approach to the report continues to evolve, and we welcome additional feedback and suggestions on how the Group can improve its reporting (sustainability@iag.com.au).

In response to feedback from our stakeholders, we have only printed a limited number of this concise report. This report can be found on IAG's website, www.iag.com.au.

Insurance Australia Group Limited
ABN 60 090 739 923

IAG
Insurance Australia Group

CONTENTS

MAKING A WORLD OF DIFFERENCE



As the World Business Council for Sustainable Development reminds us – 'Business cannot succeed in a society that fails'.[1] Long term success means we must connect to the world around us. We don't operate in a vacuum. Issues like road safety, workplace safety, climate change and crime are issues that we should actively tackle. Focusing only on short term results and ignoring the big issues facing us, is simply not an option.

IAG's business is growing. Just five years ago, almost all of IAG's business was in Australia. Now more than 25% of our business is written overseas. New Zealand remains our second biggest market with about 13% of our gross written premium generated there, ahead of the United Kingdom at about 10%. Premiums written in Asia now make up around 3% of our business.

As our business grows, so does the opportunity to make a difference. Improving the chances of someone making a full recovery after being injured in a car crash; working to reduce crime; partnering with government and others to help communities adapt to the impacts of climate change; and creating a workplace where people enjoy coming to work; these are just some of the ways we seek to operate to ensure success for the long term. Please access the online version of this report on http://www.iag.com.au and peruse the case studies featured there.

Engaging with some of the big social and environmental issues facing us is not easy; we need to keep delivering strong results for our shareholders, customers and employees on an ongoing basis. We also need to have an eye on the world around us, and the future.

We know our approach has currency, attracts investors, delivers value for our business, inspires our employees and positively affects the world in which we operate.

1 World Business Council for Sustainable Development www.wbcsd.org

We are connected to the world in which we do business



CONTENTS


THE BIG ISSUE

Climate change is one of the biggest issues facing society this century. There is strong scientific consensus that human induced climate change is real, and that there will be inevitable impacts on society. The extent of those impacts depends on actions taken today.

In Australia, 19 out of the top 20 insurance losses have come from events such as storms, cyclones and bushfires. For example, the storms which ravaged the Hunter region in June 2007 look set to become the third largest insurance loss in Australian history. We believe the frequency and/or severity of such events is set to increase due to global warming, posing a major challenge for the community, governments and insurers. Quite simply, the long term viability of our business is linked to our collective ability to successfully tackle this issue.

We expect the cost of carbon will become a real business expense in the next five to 10 years. Prudent companies are preparing for this now. In 2006, we announced our intention to be carbon neutral by 2012. This does not mean we simply buy carbon credits, adding a new cost to our balance sheet, and then continue operating the same way. It means that we are working to lower our emissions as much as possible by 2012, at which point we will use carbon credits from a variety of sources to offset our remaining emissions.

We've made a good start. For example, CO_2 emissions in our Australian businesses have dropped by 18% from last year, and we reduced our electricity consumption by 14%, avoiding electricity costs of A$630,000. We have plenty of room to improve and we're working to build plans for our international operations that lower CO_2 pollution.

One of the biggest challenges facing IAG is how society adapts to climate change impacts. Whether it's the capacity of building designs and materials to withstand stronger weather events, or people's awareness about how to lower the risks of being affected by storms, we are increasingly engaging in the challenge that the big issue of the 21st century presents for us all. It's the sort of long term thinking that's needed to confront this problem.

IAG intends to be carbon neutral by 2012


MTSAT-1R Satellite image originally processed by the Bureau of Meteorology from the geostationary satellite MTSAT-1R operated by the Japan Meteorological Agency

CONTENTS



SAFER COMMUNITIES

Equity and Hastings Champion Safer Biking

Motorcyclists represent 1% of motor traffic in the UK but suffer 20% of deaths and serious injuries from traffic accidents. Equity and Hastings are supporting the UK Government's strategy of seeking a 40% reduction in motorcycle accident casualties by 2010.

In the UK, our recently acquired businesses Equity and Hastings have launched a major initiative aimed at establishing them as sector leaders in the highly competitive motorcycle insurance market.

An innovative website – www.safebikingday.com – has been created to underpin their commitment to promoting safer riding among the UK's 1.2 million bikers, a third of whom are covered by Equity Red Star policies.

The site was launched on the UK's official Ride to Work Day (18 July), amid heavyweight publicity which saw it featured in more than 70 regional newspapers throughout the country. Meanwhile, Equity's communications manager, Jeffrey Roberts, took part in 30 live radio interviews publicising the initiative.

Jeffrey said: "Motorcyclists represent a disproportionate percentage of UK road casualties; bikers are 45 times more likely to be killed on the road than car drivers – sobering statistics."

Safebikingday.com is a forum for bikers to share their top safe riding tips and experiences. Its key messages directly support the UK Government's motorcycling strategy which calls for a 40% reduction in casualties by 2010. A range of additional initiatives is currently being planned to ensure the site creates impact, as well as aiding the Department for Transport's emotive THINK! motorcycle safety campaign.

Neil Utley, CEO, United Kingdom, added: "We are market leaders, providing insurance to around one in three bikes in the UK, a strength further demonstrated through relationships with Triumph and Harley-Davidson. It's fitting, therefore, that we take leadership in supporting the Government's objective to continuously improve biker safety."

Supporting the UK Government's safer biker initiatives



CONTENTS



LOOKING AFTER YOU

At any one time in Australia, IAG is managing thousands of injury related claims resulting from work or vehicle accidents. No one wants to be injured in a workplace or road accident, but if you are, you want the best treatment possible to help you recover.

Looking after customers in these circumstances, and helping to speed their recovery, is part of running a sustainable business. We're not just there to pay the bills through an insurance claim; we're also there to work with the medical industry to help develop the best possible methods of treatment for injured people.

Why would IAG invest in better medical treatment? Because it's good for our customers, it's good for the community at large, and it's good for our business. When the cost of long term treatment can run into hundreds of thousands or even millions of dollars, and the insurance industry pays most of these costs, it makes business sense to work to get people back on their feet as soon as possible. Research shows that early, effective treatment often leads to dramatically better health outcomes for people, and allows them to lead more fulfilling lives.

This is why we've established a five year research project with the Pain Management Research Institute, operating under the auspices of the University of Sydney and the Royal North Shore Hospital, to work on new ways to improve recovery outcomes for people dealing with persistent pain after accidents.

And it's why we've helped to establish the Accident Care Evaluation project in the Australian Capital Territory, in partnership with the Australian National University and the University of Sydney, to study how specialist medical treatment within days of a car crash can improve recovery outcomes for patients. When IAG is paying over A$40 million a year in personal injury claims in the ACT alone, it makes sense to invest in improving the medical care that people receive when they're injured after a car crash.

Investments like these are not for the short term, and they offer no immediate payback, but they help people recover quickly from accidents and get on with their lives. They build greater capacity in the workforce in a time of a declining labour market and they minimise the insurance cost and claims of such injuries. In short, we're convinced our investments are worthwhile, and that while we're investing in the future of society, we're also investing in our business.

We are helping people recover quickly from injuries so they can get on with their lives



IAG is a leading general insurance group in Australia and New Zealand, and has a growing presence in Asia and the United Kingdom.

IAG's four key promises

We believe building a common culture based on our four promises will enable us to deliver value to our customers and shareholders over the long term.

- **Paying claims**
  Insurers exist to pay claims. What makes us different is the way we pay claims.
- **Understanding and pricing risk**
  Our long term sustainability relies on our ability to price risk accurately and fairly.
- **Managing costs**
  Operating costs are factored into premium prices, so we must be as efficient and productive as possible.
- **Reducing risk**
  Reducing risk makes good business sense for an insurer.

IAG's values

Our values are what we stand for as a company. They reflect our beliefs about how we treat our customers, our stakeholders and each other.

- **Integrity**
  Being consistently true to our values and principles, keeping our promises and taking responsibility and accountability for our words and actions.
- **Transparency**
  Being open, straightforward and timely in our communications.
- **Teamwork**
  Working together, respecting each other's differences and strengths and using our combined capabilities to achieve our business goals.
- **Meritocracy**
  Recognising people and providing opportunities to them based on their capability, performance and contribution to our success.
- **Social responsibility**
  Demonstrating our respect for ethical behaviours, our people, our customers, the community and the environment in sustaining our long term success.

Awards and commendations 2006/07

- Awarded Employer of Choice for Women Status 2007 from the Australian Equal Opportunity for Women in the Workplace Agency (EOWA)
- Awarded Sustainable Company of the Year 2006 by Ethical Investor Magazine (Australia)
- Achieved a rating of '100' in the Ethical Investor 50 Index EI 50 for achieving the highest Corporate Monitor SRI rating for sustainability in 2007 – one of only three Australian companies to do so
- State Finalist 2007, Excellence in People Management, Australian Human Resources Institute
- Australian Institute of Training and Development Awards 2007:
  NRMA Insurance, Finalist, Learning and Development Achievement Award
  NRMA Insurance, Finalist, Excellence in Design for 'Sales and Service Professional Development Program'
- Qualified for the first time for inclusion in the Dow Jones Sustainability Index 2006 and again, in 2007
- Listed in The Global 100 Most Sustainable Corporations in the World 2007, announced at the World Economic Forum in Davos
- Listed in the 2007 FTSE4Good Index
- Silver ranking in the Corporate Responsibility Index 2006
- Sole insurance company listed in the Australian Climate Leaders Index 2006, Investors Group on Climate Change
- 2007 New Zealand Institute of Chartered Accountants Annual Report Awards: Winner of Best Sustainability Reporting by a Corporate
- 2006 Communication Agencies Association Effie Awards New Zealand, Silver Effie Award in the consumer services category
- 2006 National Business Review Sponsorship of the Arts Awards (New Zealand), NZI won a Merit Award for its commitment to arts sponsorship
- 2006 New Zealand Direct and Interactive Marketing Awards: Silver Award in the Sales Generation category for the State student campaign

IAG MAJOR BRANDS

United Kingdom

equity redstar

equity insurance brokers

Hastings DIRECT

Non-regional

ALBA

Asia

CAA

NZI

AmAssurance

Australia

NRMA INSURANCE

SGIO

SGIC

CGU

swann insurance

New Zealand

STATE

NZI

There is one central consideration for our shareholders in fully understanding why business must engage in sustainability. Simply put, no business will survive unless it takes into consideration the community in which it operates, delivers consistent value to customers, maintains the highest standards of governance and ethics, and mitigates its overall impact on the environment.

It is important to remember that the prime drivers of sustainability have been the demands and high standards set by the community itself. We should never forget the public outrage directed at destructive polluters and the vocal protests against banks that withdrew services in the mid 1990s. These campaigns were powerful reminders that boards and senior managers of companies must never lose touch with the people who are their customers, employees and shareholders, and who combined, give any company its licence to operate.

It has been interesting to follow the transition of corporate sustainability thinking and practices in Australia over the last decade. Much of this began as well meaning philanthropy but some of the spend by corporations lacked clear accountability to shareholders. Our view is that it is impossible to get the sustainability equation wrong if all the actions undertaken in the name of sustainability are central to the core purpose of the business. In IAG's case, our focus is on reducing risk in society, which in simple terms reduces risk to ourselves as an insurer. For example, by assisting society to reduce the risk of young people getting into crime, not only are we helping to make those communities safer and more productive places to live, but we are directly reducing the cost to our company in claims for household break-ins and car thefts.

Our last year of operations was pretty challenging. We have often stated that for an insurance company, long term thinking is critical. We estimate risk over time, and the risks are measured as probability distributions – not single numbers. So, in years when there are no natural disasters we perform spectacularly well. Our short term financial performance is substantially improved, for which management can take no credit, nor should they. In other years we may suffer a statistically abnormal natural disaster which has the opposite effect. For example, this year we experienced the third largest natural disaster in Australian history (as measured by insurance industry losses) with the Hunter Valley storms in New South Wales, which had a significant adverse impact on our short term financial performance.



Our challenge in these circumstances is to drive consistently excellent management across all the domains of sustainability. Our management performance in these areas is an important proxy for all our shareholders as a set of lead indicators for our likely future performance. For example, we know full well that climate change and the likelihood of increased frequency and severity of weather events will impact our business performance over time. This is why we have put so much effort into advocating on mitigation – the need to reduce greenhouse gas emissions at source – and why we are placing increasing emphasis on climate change adaptation – the need to assist communities to weather-proof themselves; in other words, building their resistance to the potential of devastating climate change catastrophes.

IAG undertook some outstanding sustainability initiatives over the last year. We would like to highlight these efforts and to place on the record our thanks to the many thousands of employees engaged in these efforts. One of the stand-outs included the stakeholder event with the Hon. Al Gore, held directly after our Annual General Meeting on 15 November 2006, in which he presented his PowerPoint presentation that features in the documentary 'An Inconvenient Truth', to over 400 senior business, government and civil society leaders. We surveyed the attendees at this event and received overwhelmingly positive feedback – here are comments from three of the stakeholders who were there:

- On the basis that an individual can make a difference I shall be using my newfound knowledge to network it among my family, my peers and other acquaintances.
- Hard hitting and factual. I learned so much and I loved that it focused on how business can make money from doing the right thing.
- I have never attended a function where business leaders and NGOs alike gave a standing ovation.

We also announced at this gathering our intention for the whole of IAG to become carbon neutral by 2012. To this end we are pleased to advise that CO_2 emissions in our Australian businesses have dropped by 18% from last year, and we reduced our electricity consumption by 14%, meaning we avoided electricity costs of A$630,000.

We've made important strides in embracing the social sustainability agenda, including notably the alliance we formed with World Vision Australia and Visy, IBM, Medibank Private, Grey Global Group and the ANZ Bank. The Business for Poverty Relief Alliance released a report in April 2007 arguing the business case for business action on poverty alleviation, particularly with respect to making progress against the United Nations' Millennium Development Goals which have set targets for the eradication of extreme poverty, hunger, disease, illiteracy and environmental degradation.



We've been externally acknowledged through a range of assessments that have been gratifying for IAG. In particular, IAG was, for the second year in a row, announced at the World Economic Forum in Davos as one of the top 100 global sustainable companies. We were also delighted to be awarded the Ethical Investor Award for Australian Sustainable Company of the Year 2006 (in the large company category). IAG also achieved a rating of '100' in the Ethical Investor 50 Index EI 50 for achieving the highest Corporate Monitor SRI rating for sustainability in 2007 – one of only three Australian companies to do so. Finally, IAG was included for the first time among the industry leaders in the international insurance sector assessment of the global Dow Jones Sustainability Index.

Our priorities for the coming year include:

- Working closely with government and other important stakeholders on climate change adaptation.
- Embedding our sustainability practices in our international operations.
- Maintaining or improving our position on the global Dow Jones Sustainability Index.
- Further investigating market opportunities for the development of microinsurance business in Asia.
- Development and alignment of an indigenous strategy for the Australian businesses.
- Ensuring progress on our carbon neutral imperative.
- Ensuring high levels of community engagement through new and creative communications channels.
- Maintaining our commitment to flexible work practices.

We make no secret of our desire to lead the insurance sector. We fundamentally believe that embedding sustainability practices into our businesses generates long term shareholder return. Employees and customers alike are attracted to our organisation through these practices, driving our ability to employ the best industry talent, and building customer business volumes at sensible return on risk levels, ultimately leading to stronger financial returns for shareholders.

Clearly it is critical that managing an insurance company requires a culture which is driving sustainable performance. History is littered with failed insurance companies that drove short term financial performance to the point of long term extinction.

We know we have vastly more to do. We also know from experience that our people will do extraordinary things because they are motivated. Recently, with the catastrophic storms in the Hunter Valley, our people immediately swung into action – without the need for management prompting – working weekends, returning from holidays, and being separated from their families for significant periods of time. This is the heart and soul of our organisation.

James Strong

James Strong
Chairman

Mike Hawker
Chief Executive Officer

Expert Community Advisory Committee Statement

Our role as a committee is to encourage, counsel and challenge IAG by providing an independent perspective on IAG's corporate responsibility and sustainable development. Our purpose is to:

- Advise IAG on economic, social, environmental and cultural issues through the lens of independent scrutiny;
- Encourage IAG to address difficult issues; and
- Provide advice and counsel on the content of the IAG Sustainability Report, particularly with respect to assessing whether it covers key materiality issues.

In the past year, the committee has met three times, once with the full executive and with at least one executive present at other meetings. Considerable exchange and other briefings have occurred outside the formal meetings.

During these meetings and exchanges we have questioned the basis for selecting key performance indicators and setting targets, challenged the company about the social and economic impacts of its activities in Australia and internationally, and encouraged IAG to extend its offer of 'sustainable' insurance products.

We wish to acknowledge the respect shown to ECAC, the responsiveness to matters it has raised and the changes that have resulted from these exchanges.

Report assessment

We acknowledge IAG for continuing to produce reports catered for different stakeholders and embracing ethical practice alongside the company's obligation to deliver increasing financial returns. This requires IAG to perform in a manner that ensures that what is good for IAG is good for society and address the broader issues such as the impact of climate change. IAG reports this year on its positive response to challenges set by this committee in our 2006 commentary.

The committee considers the reporting highlights this year:

- Leadership in raising awareness of climate change risk and addressing its own impacts with an 18% reduction in CO_2 emissions for its Australian business and a plan to be carbon neutral across all businesses by 2012;
- Ongoing and immediate support for communities devastated by natural disasters, such as the Hunter Valley storms which are expected to be one of the largest natural disasters in Australia, with commitment to developing a flood risk management model with governments;
- Development of a code of ethics through engagement with external stakeholders;
- The implementation of a management remuneration package whereby most Australian managers receive a bonus for delivering on the company's stated values;
- Continued work in launching products which enable customers to reduce their environmental impact, e.g. fuel efficient vehicle discount; contents collection service;
- Investment in better medical treatment programs, e.g. pain management research, stress related illnesses and accident care evaluation; and
- Working to improve the sustainability of suppliers and continued effective advocacy for sustainability (e.g. Australian Business Roundtable on Climate Change).

We will continue to challenge the executive as we have over the past 18 months to consolidate its leadership by addressing:

- Key performance indicators that publicly account for what IAG is doing to improve access to insurance in Australia and in its growing international markets which now represent 30% of its business;
- Implementation of the Code of Ethics and how this will define its approach to investment of funds with a clear policy around where the company will and will not invest;
- Ramping up its product development offering so that it maximises consumer appetite for products and services which encourage positive behavioural change;
- Further refine the key performance indicators to include a measure of the impact of IAG's operations on entry to and exit from new markets and new locations;
- Crystallise IAG's international corporate identity and reconcile it with its Australian origins;
- Clearly articulate corporate strategy to include aspirational as well as operational goals;
- Linking of sustainability targets to individual group outcomes;
- Deliver a global strategy linking IAG values and business practice to sustainability in Asia with particular emphasis on how IAG's climate change policy will be implemented in these markets; and
- Be proactive by investing in health promotion and management to address local and global issues such as obesity, stress and the risk of pandemics.

We hope that these will be a priority for 2008. Emerging topics which we will be looking to see covered in future reports include:

- How the company will insure or immunise itself against the potential impact of climate change; and
- The insurance company's role in encouraging more sustainable consumption trends, for example, ensuring that replacement purchases are energy efficient and/or designed for the environment and enable customers to reduce their environmental impact and promote good social outcomes.

This commentary is based on our knowledge of IAG's activities during the report period from discussions with IAG's executive and from information provided and does not constitute an assurance report. We recommend this advisory process to other corporations.

Submitted by
IAG's Expert Community Advisory Committee
Yvonne Grant (Chair), Simon Divecha,
Professor Peter Grabosky, Lyn Mayes, Professor Sharon Moore,
Warren Mundine, Professor Hayden Raysmith

Economic Indicators (Group-wide) A$	2005/06	2006/07
Gross Written Premium The total amount we received from customers for the payment of their insurance products.	$6,435m	$7,381m
Net Earned Premium The portion of premiums written which relate to the financial year minus the reinsurance expense.	$6,132m	$6,743m
Net Claims Expense The amount paid out in claims during the year, as well as an estimate of how much we need to pay on unsettled claims, plus claims handling costs such as legal and administration expenses, less recoveries from reinsurers and other parties.	$3,900m	$4,474m
Return On Equity Net profit attributable to holders of ordinary equity as a percentage of the average equity of those shareholders.	22.10%	13.50%
Insurance Margin Contribution to profit from underwriting and investment income on technical reserves as a percentage of Net Earned Premium.	13.70%	11.40%

NEW ZEALAND EMPLOYEE ENGAGEMENT SCORES

▲1%
INCREASE FROM 2005/06 TO 2006/07


2004/05
50%
2005/06
54%
2006/07
55%

AUSTRALIAN EMPLOYEE ENGAGEMENT SCORES

▲5%
INCREASE FROM 2005/06 TO 2006/07


2004/05
54%
2005/06
56%
2006/07
61%

AUSTRALIAN & NEW ZEALAND CO_2 EMISSIONS CONSOLIDATED

▼16%
DECREASE FROM 2005/06 TO 2006/07


2005/06
AUS 72,035 tonnes
+ NZ 3,041 tonnes
= 75,076 tonnes
2006/07
AUS 59,376 tonnes
+ NZ 3,200 tonnes
= 62,576 tonnes

Indicators	Australia 2005/06	Australia 2006/07	New Zealand 2005/06	New Zealand 2006/07
Customer				
Customer satisfaction	80%	**83%**	88%	**85%**
Representation of men and women				
Male to female annual salary ratio	1.37	**1.37**	1.30	**1.28**
Women in senior management positions	32%	**32%**	19%	**20%**
Women in executive positions	27%	**25%**	11%	**12.5%**
Workforce by employment type				
Full time	8,490	**8,499**	1,848	**1,896**
Part time	1,596	**1,686**	188	**210**
Total head count	10,086	**10,185**	2,036	**2,106**
Full time versus part time employees	Full time 84% Part time 16%	**Full time 83% Part time 17%**	Full time 91% Part time 9%	**Full time 90% Part time 10%**
Staff turnover	20.6%	**19.5%**	23.3%	**22.4%**
Absenteeism	3.54%	**4.37%**	4.18%	**4.34%**
Employees represented by unions	18%	**15.35%**	52%	**52.85%**
Employee engagement				
Engagement survey response rate	76%	**82%**	87%	**90%**
Employee engagement score	56%	**61%**	54%	**55%**
Lost time injury frequency rate	4.91	**6.17**	n/a	**1.15**
Number of Accident Compensation Corporation (ACC) claims	n/a	**n/a**	31	**23**
Community				
Funds for community investment	A$14,397,629	**A$12,049,319**	NZ$3,096,021	**NZ$1,093,691**
Funds for community investment as a percentage of group net profit attributable to shareholders	1.9%	**2.2%**		
Funds for community investment as a percentage of net profit after tax			2.65%	**1.15%**
Environmental				
CO_2 emissions (tonnes)	72,035	**59,376**	3,041	**3,200**
CO_2 emissions per FTE (tonnes/FTE)	7.9	**6.4**	1.6	**1.6**
Electricity (Megawatt hours)	45,926	**39,521**	5,121	**5,594**
Electricity per FTE (MWh/FTE)	5.0	**4.3**	2.7	**2.8**
Office paper (kg)	376,070	**374,945**	61,735	**57,957**
Office paper per FTE (kg/FTE)	41.2	**40.6**	32.1	**28.6**
Print paper (kg)	1,682,236	**1,644,419**	172,944	**198,087**
Print paper (kg/Business Volume Measure)	0.15	**0.14**	0.08	**0.09**
Recycled waste (kg)	302,155	**652,499**	108,760	**121,305**
Fuel used (litres)	2,982,299	**2,720,270**	419,969	**391,698**
Fuel consumption for tool of trade vehicles (litres per vehicle)	3,325	**3,012**	1,858	**1,718**
Air travel (km)	32,472,365	**35,934,242**	6,073,601	**7,150,762**
Air travel (km/FTE)	3,554	**3,894**	3,155	**3,526**

All financial information is presented using Australian equivalents to International Financial Reporting Standards.
Definitions of these indicators can be found in the full online version report at www.iag.com.au

There are economic and social benefits to be had from the growing recognition that there is both a need and a demand for microinsurance products in Asia. With our presence in Thailand, and as part of our preparation for any potential entry into India and China, IAG is well placed to take a lead role.

IAG is investigating the business opportunities and social impacts of the growing demand for microinsurance in developing economies around the world.

Our NZI Thailand operation is taking the lead with research and evaluation being carried out by Dr Apirada Chinprateep and her team reporting to CEO Chris Dooley.

IAG's Sustainable Business Practices Unit identified a need for IAG to take a lead in microinsurance, and the challenge was taken up by Asia's Regional Team and our NZI Thailand business.

Dr Chinprateep, a PhD in Applied Economics, has been recruited from the Macroeconomic Office of Thailand's Office of the National Economic and Social Development Board.

The initiative is clear recognition by IAG that individual and family style businesses have an important place in Asia's surging economic development.

The Munich Re Foundation 2005 report on 'Making Insurance Work for the Poor', identified that of four billion people in the world who live on less than US$2 a day, fewer than 10 million currently have access to insurance.

The World Bank's Social Protection Unit, in their study 'Viewing Microinsurance as a Social Risk Management Instrument', identified that many of these single person and family 'businesses' have identified their vulnerability and are anxious about it.

Insurance needs may be as simple as protecting a sewing machine that is the primary generator of family income or it may involve more substantial assets.

With an emerging presence in the global insurance industry and with a presence in countries like Thailand, and potentially China and India, IAG needs to think ahead to identify the potential business opportunities and prepare to offer appropriate products.

Undoubtedly, as IAG realises its strategic intent to establish an Asian footprint, the case for microinsurance becomes compelling:

- There's a growing expectation from governments in developing countries for corporations to cater for financially poorer sectors of their community as well as pursuing mainstream business.
- IAG is regularly rated on sustainability measures including the Dow Jones Sustainability Index and results have important global reputation implications.
- There are large communities of the population without access to affordable insurance products.

With these factors in mind, Thailand is an excellent location for IAG to develop its business approach to microinsurance.

It has a population base of over 65 million, social diversity in both city and rural areas, a developing economy with low insurance penetration rates compared with more developed economies, and significant poverty levels.

Such factors combined mean that conventional insurance is often too expensive for many of the Thai working population, almost half of whom work in the agricultural sector, existing on under US$3 a day.

Most importantly, IAG already has a strong business presence in Thailand. The work of Dr Chinprateep's team will also have relevance to IAG's business in other regions of Asia.

The initial phase is to build a knowledge base which is not currently available, with the aim of providing a platform from which IAG can take a leadership role in microinsurance.

This knowledge base will also provide the framework for development of appropriate products.



Interview with Anton Tagliaferro, Investment Director of Investors Mutual Ltd (IML). IML is one of IAG's largest institutional shareholders with a holding of over 10 million shares.

So how does IAG's approach to sustainable business look after our shareholders? IAG spoke with Anton Tagliaferro, Investment Director of Investors Mutual Ltd (IML).

IAG: How do you think the market perceives the value of businesses engaging with some of the big social and environmental issues of our time?

AT: As an investor in the company, it's reassuring to know that IAG is aware of the social and environmental issues that are fundamental to its business. It gives us comfort that the company understands key issues when it's pricing its products. It is great to see IAG taking a leadership role on climate change which is clearly a big issue for insurers. It's a positive for shareholders and for the environment, a classic win-win.

IAG: Do you think IAG is heading in the right direction with its sustainability work? Do you think it will enhance shareholder value?

AT: IAG's approach is sensible and solid, the company is engaging with some of the key issues that are directly relevant to its business, so it's philanthropy that has business value. More than that, IAG's approach demonstrates that there is an ethos of long term thinking running through the business. That's what we look for when we make investment decisions. It's great to see large companies like IAG showing leadership in this area and doing positive things to promote the issues; for example, seeing IAG sponsoring an event where Al Gore presented to a group of your stakeholders – it was fantastic.

IAG: Do you think that attitudes to sustainability are changing for investors? Is this material in the choices that investors make?

AT: For many institutional investors there often tends to be a focus on short term results, but this will change. There's growing pressure from many of our clients to measure ethical issues, and we are also seeing ethical funds grow in popularity. As 'self managed super' and member choice grows, more people will choose to invest in companies that are acting in a sustainable way. That doesn't mean it's the only issue to consider, but it is becomingly increasingly important. We've seen companies run into trouble when they haven't considered environmental and social issues, and that harms shareholder value. In our view, if a company is thinking long term with its decisions and actions it is more likely to be a good investment. I think IAG is to be congratulated for what it's doing.'



Mr Anton Tagliaferro BA (Hons) ACA ASIA
Investment Director, Investors Mutual Limited

Anton was born and raised in Malta and was educated at St Aloysius College. In 1978, Anton moved to London where he completed his Bachelors Degree in Accountancy with Honours.

In 1981, Anton commenced his professional career with Deloittes in London and subsequently gained the status of Chartered Accountant. Anton has over 24 years experience in the financial services industry, having worked successfully as a fund manager with Perpetual Trustees, County NatWest and BNP.

Anton established IML in 1998 as a specialist Australian equities fund manager. IML today manages Australian equity portfolios of over $5.5 billion as at 30 June 2007. Anton is married and has three children.

What we said we'd do in the 2005/06 Sustainability Report
In 2006/07, our leaders will have components of their remuneration determined by how well they manage in accordance with our values and our principles of sustainability. We believe this is the most effective way to further embed a sustainable approach at all levels of the organisation.

What we did in 2006/07
Most managers in Australian businesses (that have direct reports) have a component of their short term incentive remuneration based on values-based leadership.

What we'll do in 2007/08
The FY07/08 incentive plan outlines that Australian managers with direct reports will have 3–5% of their average 20% bonus tied to the extent to which they live the values. Managers will also be provided with feedback on how well they live the values.

REMUNERATION

What we said we'd do in the 2005/06 Sustainability Report
We also aim to further galvanise our employees by providing continued opportunities to get involved and directly influence how we operate. This will entail redirecting and re-energising our champion networks, being clearer in our reward and recognition programs, and providing related community partnership opportunities.

What we did in 2006/07
Embedded forums and channels for our people to influence our operations and to contribute innovative ideas. Increased volunteering hours and clearly communicated our community partnership opportunities. Each division enhanced their reward and recognition approach based on staff feedback. Incorporated sustainability dialogue into key forums for our people to discuss solutions and to contribute innovative ideas.

What we'll do in 2007/08
Create forums and networks for our people to get involved in sustainability initiatives, innovations and solutions. This means both formal networks and more informal 'social networks' across our business. The sustainability champions network will be reinvigorated to operate on an international basis. We will implement sustainability options in the rewardhelp program and align volunteering hours and partnerships with divisional strategy.

EMPLOYEE INVOLVEMENT

What we said we'd do in the 2005/06 Sustainability Report
Incorporate a sustainability management system into our corporate risk management system and have it approved for implementation (carried over from 2004/05, the sustainability management system was developed in 2005/06 but required approval and we noted that we would provide further details in this year's Sustainability Report).

What we did in 2006/07
The Risk Management Strategy was revised in early 2007 to make it more principles based and appropriate for our global operations. Rather than create a separate sustainability management system, sustainability principles are reflected in the company's risk management practices. Aspects of sustainability measurement have been included in IAG's financial reporting systems.

What we'll do in 2007/08
IAG's Risk Management Strategy and Financial Reporting System are reviewed and updated on an ongoing basis.

SUSTAINABILITY MANAGEMENT

What we said we'd do in the 2005/06 Sustainability Report
The Code of Ethical Business Conduct will be released in 2006/07.

What we did in 2006/07
We have developed a group-wide Code of Ethics to provide all employees with a framework to make good, informed business decisions and to act on them with integrity.

What we'll do in 2007/08
The Code of Ethics will be rolled out across our operations over the next 12 months from September 2007. Training and education will be provided to support the introduction of the Code and commit to ensuring that everyone covered by its provisions will be made aware of their responsibilities.

CODE OF ETHICS

What we said we'd do in the 2005/06 Sustainability Report
Results from diversity surveys with new employees, which provide data to help us match our employee base to our customer base, are to be analysed and acted upon to ensure a suitably diverse workforce that provides excellent customer service.

What we did in 2006/07
The survey identified pockets where we are implementing flexibility opportunities well but also identified other areas where managers need greater training and support to effectively implement flexible work arrangements. In response to these findings, the IAG Executive endorsed the design and deployment of organisation-wide flexibility skilling for all IAG managers.

What we'll do in 2007/08
Deliver organisation-wide flexibility skilling for all IAG managers and coach managers on their capacity in implementing flexible work options.

FLEXIBILITY

What we said we'd do in the 2005/06 Sustainability Report
In 2006/07, we will encourage recognition of sustainable behaviour by our employees by more clearly communicating what sustainability means at and for IAG.

What we did in 2006/07
The Sustainable Business Practices team delivered various workshops across the organisation for IAG employees. Our people are involved in and enthused by the sustainable products we launched such as Home Help, Climate Help, GreenSafe Car Profiler and Fuel Efficient Vehicle discounts. They heard about our commitment to be Carbon Neutral by 2012 and other operational initiatives. Our people are obtaining a greater understanding of sustainability by seeing tangible changes and actions.

What we'll do in 2007/08
Our people will continue to deliver products and initiatives to build more sustainable communities and operations. Our managers will continue to be measured and coached on their leadership behaviours.

COMMUNICATING SUSTAINABILITY

What we said we'd do in the 2005/06 Sustainability Report
Increase the number of indigenous employees from 35.

What we did in 2006/07
IAG has 32 self-identified indigenous employees, which is a decrease from last year's 35. During this period IAG has reviewed its indigenous engagement strategy, and will continue to refine the strategy over the coming months.

What we'll do in 2007/08
Employment will remain a focus of the revised strategy. As part of the new IAG Careers Centre, there will be recruitment specialists dedicated to diversity recruiting, in particular indigenous employment.

INDIGENOUS EMPLOYEES

What we said we'd do in the 2005/06 Sustainability Report
Adopt energy management strategies across the buildings in our operations.

What we did in 2006/07
Our Energy Management Committee has established a number of strategies to reduce energy consumption in our buildings in Australia, and our energy consumption has dropped by 14%. We've upgraded light fittings to more energy efficient fittings, we've adjusted the timing on our meeting room and car park lights to turn off more frequently, we've adjusted the air conditioning settings at our IT data centre, and we've moved into a 5-star energy-efficient building in Adelaide.

What we'll do in 2007/08
We will continue to work on lowering our energy consumption across all our business operations. We will conduct energy audits across a sample of our buildings internationally and develop action plans to reduce CO_2 emissions that are owned and managed by each of the business divisions.

In FY2007/08 we will move into a 5-star energy-efficient building in Melbourne.

ENERGY MANAGEMENT

What we said we'd do in the 2005/06 Sustainability Report
In 2006/07, we will be investigating purchasing more fuel-efficient vehicles including, but not limited to, hybrid vehicles.

What we did in 2006/07
We have continued to purchase and maintain hybrid vehicles for one third of our 'tool of trade' fleet. While the range of vehicles available to our employees has been expanded, we have seen a drop in fuel consumption in our Australian operations over the year.

What we'll do in 2007/08
The focus for 2007/08 will be to maintain a steady rate of reduction in fuel consumption for our fleet and to consider policies for all parts of IAG's business, including our international operations, which encourage take-up of fuel efficient vehicles by employees.

FUEL EFFICIENCY

What we said we'd do in the 2005/06 Sustainability Report
Our performance against the overall corporate target of a 3% reduction in CO_2 per FTE will be reported in 2006/07.

What we did in 2006/07
In Australia, our CO_2 per FTE dropped by 19% per FTE.

What we'll do in 2007/08
We will develop detailed CO_2 reduction plans for each of our businesses that will take us towards our carbon neutral status by 2012.

CO_2 REDUCTION

What we said we'd do in the 2005/06 Sustainability Report
We will continue to monitor and report on print paper use and build on the solid gains we have made.

What we did in 2006/07
We have measured print paper usage for our Australian and New Zealand businesses. We have reduced our consumption in Australia by 2%.

What we'll do in 2007/08
We will work to build measurement systems for our international businesses. This will hopefully allow us to track print paper consumption across all operations.

PAPER

We asked Sean Kidney, co-founder of Pluto Press, Social Change Media and Social Change Media online, to interview two members of our Executive, Sam Mostyn and Nick Hawkins. Here are his reflections following those conversations.

My youngest daughter turned 10 recently. She had a cocktail party to celebrate. My role was to be the tuxedo-clad butler. As I watched the kids come through the front door I couldn't help wondering about what sort of future we were building for them, about what their world would be.

A week later I found myself walking through the corridors of a company that seems to worry about the same thing: IAG.

Insurance is a central component of the workings of our society. We have built our prosperity around an idea that we can create our own future, that by consciously investing in housing, enterprise and infrastructure now we will have a better life in the future.

Insurance, a modern art blending history and mathematics, allows us to mitigate the risk of that bold assertion: that we can invent our future. By spreading the risks involved in inventing the future, insurance makes it more possible. By actively peering into the future, insurance companies can help us shape it.

This is an important development in how companies see their role.

Sam Mostyn, former IAG Group Executive Culture and Reputation and now strategic advisor to the Group, cites a quote from the World Business Council of Sustainable Development: "Business cannot succeed in a society that fails". That means that IAG sees its long term success as being intricately tied to the long term success of the societies it operates in. This is driving changes in how the company works, from improving internal practices of waste and carbon management, to working with health services to reduce accident trauma impact (and costs). Mostyn explains these efforts as being about delivering long term shareholder returns.

IAG in New Zealand, for example, has been working closely and successfully with government on improving flood management planning.

This reduces overall risk. Nick Hawkins, CEO, New Zealand, is a great fan of the company's role in increasing awareness of climate change, but he also argues there's room to do much more, that IAG has to sharpen the focus of its advocacy objectives. He recognises that this will be a huge challenge, given the company is essentially aiming to build the prosperity of the societies it operates in.

Interestingly, Mostyn reports that an immediate benefit of this corporate social responsibility approach has been in staff recruitment. With a very tight employment market, the effort undertaken has already paid financial dividends in this area.

Staff surveys show overwhelming support for the company's direction.

IAG is also tracking customer recruitment and retention and believes the company's growing reputation for being a good corporate citizen will improve this key performance indicator.

IAG is focusing on a broad role of managing and reducing risk in society.

From the original idea of using claims history to manage its future premium risk, the company has moved to assessing the future of the economic environment in which it manages that risk. IAG has identified climate change as one of the most important risks facing its sustained success. As a result, IAG has become a vocal advocate of the need to mitigate its impact.

Bertrand Russell argued that enlightened self-interest would be the driving force in creating a better world. That's what we seem to be seeing with IAG.



To the Board and Stakeholders of Insurance Australia Group Limited (IAG):
IAG commissioned Net Balance Management Group Pty Ltd (Net Balance) to provide a statement on the integrity of information presented within the concise version of the IAG Sustainability Report 2007 (the 'Report'). This is the fourth such report by the organisation. The Report presents IAG's sustainability performance over the period 1 July 2006 to 30 June 2007. IAG was responsible for the preparation of the Report. This statement represents the assurance team's independent opinion. Net Balance's responsibility in performing our assurance activities is to the management of IAG alone. Any reliance a third party may place on the Report is entirely at their own risk.

Assurance objective
The objective of the assurance process is to provide IAG and its stakeholders with an independent opinion on the accuracy of the sustainability information presented within this Report. This is confirmed through assurance of the information provided at a broad desktop level, reviewing underlying systems, processes and competencies that support data presented. Our approach to assurance provision is aligned with the AA1000 Assurance Standard to which the lead assurance provider is accredited by the International Register of Certified Auditors UK (IRCA UK).

Our opinion
Based on the scope of the assurance process, the following represents Net Balance's opinion:

- The findings of the assurance engagement provide confidence in the reporting processes established. The level of data accuracy was found to be within acceptable limits, but some additional improvements to data management, including the reduction of manual aggregation and transcription processes and internal reviews of statements are recommended to reduce potential for anomalies. Data trails selected were easily identifiable and traceable, and the personnel responsible were able to reliably demonstrate the origin(s) and interpretation of data.
- The statements made in the Report appropriately reflect environmental, social and economic performance achieved during the period.
- The internal review process established for both Australian and New Zealand data is appropriate and provides quality control around the data derived.
- All suggested changes were satisfactorily addressed by IAG prior to finalising the Report.

Overall, the auditor is satisfied that the Report is an appropriate representation of IAG's sustainability performance during the reporting period.

Net Balance has provided suggestions for reporting improvements outlined in a more detailed report presented to IAG management. A more detailed assurance statement is also located at www.iag.com.au

On behalf of the assurance team
4 October 2007
Melbourne, Australia

Terence Jeyaretnam
Director, Net Balance & Lead CSAP (IRCA UK)

This has been printed on Australian-made, environmentally responsible paper using organic vegetable-based inks.

Paper statement
Tudor RP 100% Recycled is an environmentally responsible paper, manufactured under Environmental Management System ISO 14001. Fibrous raw materials used in the manufacture of Tudor RP 100% Recycled contains 100% pre-consumer and post-consumer waste fibre sourced from printers' waste, converting waste and office waste. No additional bleaching is used in the recycling process.

Organic ink statement
Organic inks circumvent the hazardous effects of the solvents in ink, because they use vegetable-based oils such as linseed, canola or soy instead of petroleum-based oils. Vegetable-based oils are, unlike petroleum, a renewable source, and are biodegradable. Organic inks send little or no volatile organic compounds into the air, and produce less toxic waste.

*The information in this report is of a general nature only and does not take into account an individual's personal circumstances. It does not constitute a recommendation to buy or sell IAG shares. Before investing in any financial product, you should consider your own personal circumstances and where appropriate seek professional financial advice.

Insurance Australia Group

13 November 2007

Manager, Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

ANNUAL GENERAL MEETING

Attached are copies of an address and presentation by the Chief Executive Officer, Mr Michael Hawker, to be delivered to the Annual General Meeting of Insurance Australia Group Limited.

Yours sincerely,

Glenn Revell
Group Company Secretary

Insurance Australia
Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

INSURANCE AUSTRALIA GROUP

ANNUAL GENERAL MEETING 2007

13 November 2007

Insurance Australia Group



MICHAEL HAWKER
CHIEF EXECUTIVE OFFICER

Insurance Australia Group

PROGRESS AGAINST STRATEGY

IAG
Insurance Australia Group

STRATEGY – FOCUSED ON GENERAL INSURANCE

To be the best general insurer
in every market we invest in

Growing market leadership in core markets (AU & NZ)	Profitable niches in select mature markets	Enter and grow in high growth markets

Invest for margin

Invest for growth

Core capabilities

Insurance technical skills, underwriting and claims

IAG
Insurance Australia Group

A MORE DIVERSE GEOGRAPHIC SPREAD


Gross
written
premium
$3.2b
$3.6b
$5.2b
$6.4b
$6.7b
$6.4b
$7.4b
2001
2002
2003
2004
2005
2006
2007
Year ended 30 June
Premium generated in international markets
Premium generated in Australia outside NSW & ACT
Premium generated in NSW & ACT

IAG Insurance Australia Group

A DIVERSE GENERAL INSURANCE PRODUCT PORTFOLIO



$3.2b
$3.6b
$5.2b
$6.4b
$6.7b
$6.4b
$7.4b
Reinsurance
Workers' comp
CTP/Motor Liability
Liability
Short tail commercial
Other short tail
Health
Home
Motor
Gross written premium
2001
2002
2003
2004
2005
2006
2007
Year ended 30 June

IAG
Insurance Australia Group

PERFORMANCE DURING FY2007

IAG
Insurance Australia Group

GROSS WRITTEN PREMIUM GREW 15% TO $7.4 BILLION



- **Australian direct personal lines back in growth mode, with short tail GWP up 1.9%**

- **Acquisitions in UK added $750m to IAG's total GWP and make IAG the UK's:**
  - No. 1 motorcycle insurer
  - No. 3 personal lines insurance broker
  - No. 5 motor insurer

Hastings DIRECT

equity INSURANCE BROKERS

equity REDSTAR

IAG Insurance Australia Group

SEVERE STORMS IN AUSTRALIA AND UK CAUSE >$500M GROSS LOSS





Storms which lashed the NSW central coast in June were the fourth most costly natural disaster in Australia on record

Floods in the UK in June were the worst in modern history, surpassing even the Great Floods of 1947. At its peak, more than 1 million people were affected, with 10,000 homes flooded and 50,000 without power

IAG Insurance Australia Group

FINANCIAL PERFORMANCE

REVENUE



8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2002
2003
2004
2005
2006
2007
Year ended 30 June
Gross written premium ($m)

INSURANCE PROFIT



1000
900
800
700
600
500
400
300
200
100
0
2002
2003
2004
2005
2006
2007
Year ended 30 June
Insurance profit ($m)

IAG Insurance Australia Group

FINANCIAL PERFORMANCE

NET PROFIT AFTER TAX



900
800
700
600
500
400
300
200
100
0
-100
2002
2003
2004
2005
2006
2007
Year ended 30 June
NPAT ($m)

DIVIDENDS



45
40
35
30
25
20
15
10
5
0
2002
2003
2004
2005
2006
2007
Year ended 30 June
Dividend (cps)
Special dividend (cps)

IAG Insurance Australia Group

FINANCIAL PERFORMANCE

RETURN ON EQUITY* (ROE)



30.00%
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
-5.00%
2002
2003
2004
2005
2006
2007
Year ended 30 June
Normalised average ROE (17.1%)
Target ROE (15%)
Actual average ROE (14.2%)
Actual ROE (%)
Normalised ROE (%)

*ROE to holders of ordinary shares

IAG

OPERATIONAL PERFORMANCE - AUSTRALIA



NRMA INSURANCE SGIO SGIC CGU swann insurance

- Direct personal lines back in growth mode
- Soft cycle in commercial lines continued
- GWP increased by 1.8% to $5.5 billion
- Insurance margin of 13.1%
- Employee engagement improved, up to 61%
- Expense ratios improved

OPERATIONAL PERFORMANCE - NEW ZEALAND



STATE

- Retained market leadership
- GWP up 2.1% in local currency terms
- Implemented new personal lines system
- Regionalised call centres
- Launched Easybiz and rolled out Marine and Liability products
- Expense ratio up as new technology platform is introduced
- Insurance margin of 10%

IAG Insurance Australia Group

OPERATIONAL PERFORMANCE - ASIA



CAA
大陆汽车俱乐部
China Automobile Association

AmAssurance

- Existing businesses performing well in challenging conditions
- Disciplined approach to M&A
- GWP more than doubled to $168 million
- Insurance profit up to $9m
- Insurance margin of 6.9%
- Plans to increase ownership to 49% of AmAssurance in 2008
- Talks continue in India, China, Thailand and Malaysia

IAG Insurance Australia Group

OPERATIONAL PERFORMANCE - UNITED KINGDOM



equity INSURANCE BROKERS · equity REDSTAR · Hastings DIRECT

- Equity continued to perform better than market
- Addressing challenges in Hastings/Advantage
- Fee-based profit of $18 million
- Insurance profit of $30 million below expectations due to soft cycle in private motor
- Expected synergy benefits increased by 13.6% to £25 million
- Generated diversification benefits for Group of $86 million

UNITED KINGDOM - EQUITY RED STAR OUTPERFORMANCE


% outperformance by Equity against motor market (COR)
Median = 15% over 26 years
30
25
20
15
10
5
0
1980
1985
1990
1995
2000
2005
2007*

* *2007 assumes a market COR of 106% for six months to June 2007 – UK GAAP basis*

OUR PERFORMANCE INDICATORS ARE STRONG

EMPLOYEES
- Group-wide engagement increased, for the fourth consecutive year
- Many business units now score within the 'best employer' zone

RISK
- IAG is one of only 5% of insurers globally whose Enterprise Risk Management System has been assessed as 'Excellent' by S&P – its highest rating

CUSTOMERS
- NRMA Insurance awarded a Cannex Five Star Rating for value in NSW; customer satisfaction in direct personal lines up 3%
- NZI won insurer of the year in the 2007 NZ General Insurance Industry Awards

CAPITAL STRENGTH
- 'AA' ratings from S&P for key wholly owned licensed insurers
- 1.67x Minimum Capital Requirement ~ the probability of ruin is less than 1 in 800 years

A LEADER IN SUSTAINABILITY

Dow Jones Sustainability Indexes

Qualified for inclusion in the Dow Jones Sustainability Index which tracks performance of leading sustainability driven companies around the world

MOST SUSTAINABLE CORPORATIONS

GLOBAL 100

One of only three Australian companies to be listed in the 2007 Global 100 Most Sustainable Corporations in the World at the World Economic Forum by Corporate Knights and Innovest Strategic Value Advisors

IAG
Insurance Australia Group

CHALLENGES, PRIORITIES AND OUTLOOK FOR FY2008

IAG
Insurance Australia Group

CHALLENGES AND PRIORITIES

We are…

- Actively managing our businesses through the different market cycles, in particular the soft commercial cycle, and soft private motor market in the UK
- Addressing challenges in the UK-based Hastings and Advantage businesses
- Maintaining our leadership in core markets of Australia and New Zealand
- Improving productivity Group-wide to bring our costs down and benefit from scale
- *Strengthening our management capability and have restructured our executive team*

…to improve shareholder returns

OUTLOOK FOR YEAR ENDING 30 JUNE 2008

IAG's guidance for FY08 (which was revised in October 2007) is to:

- **Deliver gross written premium growth of 7 – 9%**
- **Achieve an insurance margin of 11 – 13%**
- **Retain our strong capital position and very strong 'AA' ratings for key wholly-owned insurers**
- **Deliver a dividend of 29.5 cents per share**

Subject to no catastrophes or large losses outside our allowance nor any material movements in currency or credit spreads

Address by Mr Michael Hawker, Chief Executive Officer
Insurance Australia Group Limited
2007 Annual General Meeting
13 November 2007

[Slide: title side]

Good morning ladies, gentlemen, and fellow shareholders.

This morning I plan to:
1. Reiterate our strategy;
2. Provide an overview of our performance in 2007; and
3. Discuss the company's outlook.

[Slide: Progress against Strategy]

Firstly, let me start with our company's strategy.

[Slide: Strategy focused on general insurance]

The strategy for the company remains focused on general insurance. As we have previously stated, to maintain our competitive position we believe we need to double the size of the company every five years. That equates to a compound annual growth rate of 15% pa. We'll achieve this through a combination of organic and acquisitive growth, while maintaining the capital strength and performance of the company.

We believe our strategy will ultimately deliver long-term sustainable returns. However, we acknowledge our short-term performance has been disappointing due to a number of factors. I will outline these challenges and our plans to address them later in my presentation.

[Slide: A more diverse geographic spread]

As you can see from this slide, initially we generated this growth by expanding out of NSW into the rest of Australia and New Zealand. We are now one of the largest general insurance groups across both these markets and, as a result, have sought growth opportunities offshore.

Our expansion overseas has had two areas of focus. Firstly, we have sought to expand into selected emerging markets of Asia where we can take our

competitive advantage into immature, high growth, markets. Secondly, we have targeted select OECD markets where we gain a capital diversification benefit, and can purchase assets which we believe are competitive and are positioned well to benefit from further development of these markets.

As a result, our company is substantially more diversified. In 2001 60% of our premium was concentrated in NSW and ACT. Today that number stands at 36%.

[Slide: A diverse general insurance product portfolio]

At the same time, we have also created better diversity by product and have reduced the exposure to the less certain long-tail classes of insurance, such as the various liability classes.

[Slide: Performance during FY2007]

Before I detail the financial performance during the year, I would like to recap on a few major milestones reached and events that occurred.

[Slide: Gross Written Premium grew 15% to $7.4 billion]

First of all, our largest business, Australian direct personal lines, returned to growth mode. The direct short-tail book, which includes our core motor and home portfolios, grew 1.9% on the previous year.

During the year we also made significant investments in the UK motor insurance market, buying Hastings – a leading motor insurance broker, with an associated Gibraltar-based underwriter, Advantage; and Equity Insurance Group – a leading motor insurance underwriter and broker. Together these assets in the UK make the company the third largest personal lines insurance broker, the fifth largest motor insurance underwriter, and the largest motorbike underwriter in the UK. I will address the performance of these businesses later in my presentation.

[Slide: Severe storms in Australia and UK cause >$500m gross loss]

A major impact on our financial performance was two severe storms which hit Australia and the UK in the last month of the financial year.

In Australia, over the Queen's Birthday weekend, the Hunter valley received significant storm and rainfall, resulting in property damage that in aggregate make it the fourth worst insurance catastrophe in Australian history. This follows Cyclone Larry in 2006 which rates as the sixth largest insurance catastrophe in Australian history.

Floods in the UK in June were the worst in modern history, surpassing even the Great Floods of 1947.

IAG incurred more than $500 million in gross claims costs from these events. The impact, net of reinsurance, was $200 million.

The fact that we have endured such events in consecutive years is causing the industry concern. There is clear evidence that our world is warming and that this increased warming is increasing the frequency and ferocity of storms. However, even in light of this warming, the probability of such events as we model them should not be occurring at the frequency we have experienced over the past two years. These changes increase the importance of insurance for the community and the challenges in ensuring that pricing reflects the risk being covered.

[Slide: Financial Performance – growth and insurance profit]

The following slides summarise our financial performance since 2002, with the current year highlighted in blue.

We grew gross written premium 15% during the 2007 financial year, exceeding our forecast of 12-14% growth for that year. Since 2001/02 the company has grown at an average of 15% pa.

Insurance profit has grown from $210 million in 2001 to $767 million in 2007 - a compound growth rate slightly more than 20% p.a.

[Slide: Financial Performance – profit and dividends]

Net profit after tax has grown from $143 million in 2001 to $552 million in 2007 - a compound growth rate of more than 25% p.a.

Dividends have grown over the same period by a compound rate of nearly 19% p.a., excluding the special dividend last year.

[Slide: Financial Performance – return on equity]

And finally the ROE during the period from 2002 has averaged 14.2% actual, and 17.1% normalised (which recalibrates the investment income element of the earnings within ROE to include the expected investment market returns over the long term as well as adding back amortisation).

It's fair to say our financial performance during 2007 was disappointing. I've already outlined the impacts of factors such as the storms. However, our performance was also affected by various market cycles and other challenges within our individual businesses. As a result, I will now provide an overview of the performance of each of our key operating businesses.

[Slide: Operational Performance - Australia]

I'll start with our Australian operations, which at 30 June represented approximately 74% of our total company revenue. Our largest division,

Australian Personal Insurance which includes our well-known brands NRMA Insurance, SGIO and SGIC, returned to growth mode. The business has strong growth momentum, a solid margin, good customer satisfaction, and high staff morale.

Our next largest business, Australian commercial insurance which is branded CGU, had a very solid performance generating a margin above 18%. However, this result masks very challenging market conditions, where much of the profit comes from favourable run-off of our prior period reserves. The inherent margins on new business have been falling for over three years, and a number of individual insurance products are now trading at a loss. We signalled that this situation is unsustainable and, as such, are repricing some parts of our business to adequately cover the risks, taking many of the cross subsidies out of the current portfolios. Although this may reduce our market share in the short-term, we believe it is the most appropriate and responsible management position to take so that we generate an adequate return on capital.

Finally, within our Australian operations, the Motor Dealer business Swann Insurance is performing well and our other Business Partnerships are improving their performance.

[Slide: Operational Performance – New Zealand]

Now let me cross the Tasman, and speak about our New Zealand operations.

During the past year we have reaffirmed our market leadership position in New Zealand re-gaining market share. The New Zealand marketplace has seen a softening commercial market for the past three years. However, over the past four months premiums have stabilised and have started to increase to better reflect the underlying risks.

Within the personal lines market, continuing above average storm and adverse climatic activity has seen home policies insufficiently profitable despite significant premium increase during the past three years. We have taken our Australian Personal Lines pricing system into New Zealand which will enable us to do more granular pricing by risk and should lead to improved financial performance over time. The cost of this system has reduced current earnings, but we expect the costs to be more than recovered over time through the improved efficiency and better underwriting capability.

We are also regionalising our call centres, which is improving customer satisfaction and improving our staff morale. A number of new products have been introduced and last year we generated a healthy 10% margin.

[Slide: Operational Performance – Asia]

As I mentioned earlier our strategy has been to expand the company internationally, and during the past four years a large part of our focus has been in Asia.

Within Asia, our target markets are Thailand, Malaysia, China and India.

We are pleased with the progress we have made in Thailand and Malaysia, especially considering the lower level of economic growth in each of these markets over the past year.

During the current financial year, we expect to increase our shareholding in AmAssurance in Malaysia from 30% to 49%.

We have not made as much progress as we had anticipated in China and India, despite being very close to executing on two deals.

In China, we were in advanced negotiations to purchase 24.9% of China Pacific Insurance Company's general insurance subsidiary, China Pacific Property Insurance. Unfortunately a deal signed on 30 June last year with the Group Company's Chairman was not ratified by all the relevant Boards before the Chairman was replaced. Other priorities, including the proposed IPO of the group, led to a change in circumstances that meant our deal could not proceed. More recently we were one of a short list of two bidders in a deal in India but the final price was substantially higher than we offered.

We remain committed to both China and India, and are currently evaluating several opportunities in those markets. We'll ensure our approach to these opportunities remains as disciplined as it has been in the past.

[Slide: Operational Performance – UK]

Finally, our newest market - the UK.

In September last year we purchased Hastings and Advantage. Their acquisition was an important first step in establishing UK operations and facilitating our purchase of Equity Insurance Group.

Within Hastings and Advantage we have had some operational issues. These issues mean we will not meet the hurdle rate of returns that we expected when we acquired this company. However, we are currently rectifying them.

[Slide: IAG UK: Equity Red Star out performance]

Equity, our second and larger UK asset, continues to outperform the market as it has done for the past 27 years. It is one of the very few insurance businesses in the UK that has had 37 years of consecutive profit.

The general view of the UK insurance industry in 2006 was that the private motor market cycle was about to turn. However, the UK motor market further deteriorated in overall profitability during the year. This has reduced our expected returns for this financial year. According to a number of market commentators, the UK Motor market business written in 2006 on average lost 11c for every $1 of premium written. Clearly, these market conditions are unsustainable. In response to these conditions we have:

- implemented significant premium increases on a number of our UK products;
- tightened our underwriting criteria;
- driven further productivity gains; and
- continued to expand our branch footprint, where we get better returns.

This is improving the quality of our business, with some small increases in average premium. In our view the cycle is bottoming in terms of pricing, which should see the beginnings of improved profitability in this business.

At the time of purchasing Equity, we were targeting £22 million in after-tax synergies. Since then, we have upgraded that target by close to 14% to £25 million. We are on track to deliver these savings by the end of the current financial year.

In summary, we are dealing with two negative cycles - Australian commercial insurance and the UK private motor insurance market. However, we have taken decisive action to manage the short-term issues and position ourselves for the return to more favourable conditions as the cycles turn, as they inevitably do. We are also dealing with increased frequency of weather events above our expected norms over the past two years.

We have some very strong underlying fundamentals in the business which position us well.

[Slide: Our performance indicators are strong]

During the past four years the engagement of our employees has risen from levels in the 40s to 61% for Australia. Many of our businesses are now in the "best employer" zone as measured by Hewitts.

Our customer satisfaction is very high, and we have high quality brand names within the company. Last week NZI was voted the Insurance Company of the Year in New Zealand, winning all five categories, and NRMA Insurance was recently awarded a "Five Star" rating for value by Cannex in NSW.

The capital strength of our company is of very high quality with a very strong 'AA' S&P insurer financial strength rating on our key wholly-owned insurers. So is the quality of our risk management systems. We are rated by S&P as being one of only 5% of insurers globally that have been awarded a top risk management rating of "Excellent".

[Slide: A Leader in Sustainability]

We have qualified for inclusion into the Dow Jones Sustainability Index and improved our rating this year. In addition we are one of only three Australian companies included in the "2007 Global 100 Most Sustainable Corporations in the World" by Corporate Knights and Innovest Strategic Value Advisers at The World Economic Forum.

Today we also published our fourth annual sustainability report, which can be viewed on our website at iag.com.au. We have also printed a small number of reports, some of which are available here today.

[Slide: Challenges, priorities and outlook for 2008]

Finally, let me finish by reiterating our priorities for next year to ensure we successfully address our current challenges and deliver quality returns for you our shareholders.

[Slide: Challenges and priorities]

Our core priority is to drive even tighter focus on the execution of our strategy by:

- continuing to build the momentum in our Australian Personal Insurance business;
- addressing the challenges in parts of our UK business;
- maintaining our pricing discipline through the challenging market cycles;
- ensuring tight cost management; and
- building our management capability.

With respect to the last point, we have made a number of senior management appointments recently, the most senior being the appointment of Mike Wilkins as Chief Operating Officer of the company. Over the past six years the company has grown from around 6,000 people mainly located in NSW, to more than 15,000 people located in ten countries. This requires a greater depth of management. Mike brings proven management capability and will add considerable strength to the organisation's capability set. We've known each other for a number of years, and have similar management styles and operating philosophies. I'm delighted he accepted my offer to join the company and look forward to working with him when he starts later this month.

With respect to acquisitions I am not expecting to make any further significant acquisitions until the benefits of expanding into the UK are realised.

[Slide: Outlook for 2008]

Finally, with regard to our forecast for the rest of this financial year, we expect gross written premium income will grow in the range of 7-9% for the year, the

insurance margin between 11-13%, that we will retain our strong capital discipline, and maintain our dividend at 29.5c per share fully franked. These comments are unchanged from those we recently gave at our annual investor briefing.

Thank you for your continued support during the year. We are confident we have a portfolio of quality assets that can deliver improved returns in future.

82-34821

IAG
Insurance Australia Group

13 November 2007

Manager, Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

ANNUAL GENERAL MEETING

Attached is a copy of an address by the Chairman, Mr James Strong to be delivered to the Annual General Meeting of Insurance Australia Group Limited, scheduled to commence at 10:00am today.

The Chief Executive Officers' Address and Presentation will be lodged separately.

The AGM is being webcast on www.iag.com.au/results/agm/index.shtml.

Yours sincerely,

Glenn Revell
Group Company Secretary

Insurance Australia
Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

ADDRESS BY MR JAMES STRONG, CHAIRMAN
INSURANCE AUSTRALIA GROUP LIMITED
2007 ANNUAL GENERAL MEETING
13 NOVEMBER 2007

INTRODUCTION

BEFORE WE COMMENCE THE BUSINESS OF THE MEETING TODAY, I WOULD LIKE TO PROVIDE A BRIEF OVERVIEW OF INSURANCE AUSTRALIA GROUP'S PERFORMANCE FOR THE 2007 FINANCIAL YEAR. I WILL ALSO PROVIDE A SUMMARY OF THE RESOLUTIONS TO BE PUT TO SHAREHOLDERS AT TODAY'S MEETING.

I WILL THEN ASK CHIEF EXECUTIVE OFFICER, MICHAEL HAWKER, TO PROVIDE A MORE DETAILED REVIEW OF OUR OPERATIONAL PERFORMANCE AND STRATEGY, AND AN UPDATE ON THE GROUP'S OUTLOOK FOR THE CURRENT YEAR.

FINANCIAL PERFORMANCE

IN THE 2007 FINANCIAL YEAR, IAG INCREASED ITS REVENUE, OR GROSS WRITTEN PREMIUM, BY 15% FROM THE PREVIOUS YEAR, UP TO $7.4 BILLION. THIS WAS AHEAD OF OUR 12-14% GROWTH TARGET.

TWO KEY FACTORS CONTRIBUTED TO THIS IMPROVEMENT. FIRST, OUR DOMESTIC BUSINESSES RETURNED TO GROWTH MODE, PARTICULARLY IN OUR LARGEST PORTFOLIO OF DIRECTLY SOLD HOME AND MOTOR INSURANCE; AND SECOND, WE RECORDED THE FIRST REVENUE CONTRIBUTION FROM THE BUSINESSES WE ACQUIRED IN THE UNITED KINGDOM DURING THE YEAR.

WHILE THIS TOP-LINE GROWTH WAS PLEASING, A NUMBER OF FACTORS DURING THE YEAR MEANT OUR REPORTED PROFIT WAS DISAPPOINTING. WE RECORDED A NET PROFIT AFTER TAX OF $552 MILLION, COMPARED WITH $759 MILLION IN THE PREVIOUS YEAR.

A SIGNIFICANT IMPACT ON OUR PROFIT WAS A $200 MILLION NET LOSS CAUSED BY SEVERE STORMS IN JUNE IN BOTH AUSTRALIA AND THE UNITED KINGDOM. WE INCURRED AMORTISATION COSTS ASSOCIATED WITH OUR INTERNATIONAL ACQUISITIONS. WE ALSO HAD LOWER INVESTMENT RETURNS ON OUR SHAREHOLDERS' FUNDS AS WE SOLD DOWN OUR INVESTMENT PORTFOLIO TO INVEST THE PROCEEDS IN OUR CORE INSURANCE BUSINESSES.

NOTWITHSTANDING THESE FACTORS, WE MADE PROGRESS AGAINST OUR STRATEGY. WE EXPANDED OUR INTERNATIONAL BUSINESS, FURTHER DIVERSIFYING OUR OPERATIONS AND SPREADING OUR RISK, WITH THE AIM OF GENERATING SUSTAINABLE LEVELS OF PROFITABILITY OVER THE LONG TERM.

WE NOW HAVE A PORTFOLIO GENERALLY OF LONG TERM QUALITY OFFSHORE ASSETS. HASTINGS IN THE UK, IS FACING CHALLENGES IN THE IMMEDIATE FUTURE. OUR CEO WILL DEMONSTRATE IN HIS OPERATIONAL REVIEW HOW WE ARE RESPONDING TO PREVAILING MARKET CONDITIONS.

AT THE SAME TIME AS EXPANDING OVERSEAS, WE GREW OUR BUSINESSES AND MAINTAINED OUR LEADERSHIP POSITIONS IN OUR HOME MARKETS OF AUSTRALIA AND NEW ZEALAND.

I AM ALSO PLEASED TO REPORT THE GROUP'S CAPITAL POSITION REMAINS VERY STRONG. AS AT 30 JUNE, WE HELD 1.67 TIMES THE MINIMUM LEVEL OF CAPITAL REQUIRED BY OUR REGULATOR. THIS REFLECTS OUR CONSERVATIVE RISK APPETITE, WHICH IS ALSO EVIDENT IN THE CAUTIOUS APPROACH WE TAKE TO RESERVING, AS DEMONSTRATED BY 10 CONSECUTIVE YEARS OF RESERVE RELEASES.

DIVIDENDS

THE BOARD DECLARED A FINAL FULLY FRANKED DIVIDEND OF 16 CENTS PER ORDINARY SHARE WHICH WAS PAID ON 8 OCTOBER 2007. THIS BROUGHT THE ANNUAL DIVIDEND FOR THE YEAR TO 29.5 CENTS PER ORDINARY SHARE, WHICH WAS IN LINE WITH THE DIVIDEND PAID FOR THE PREVIOUS FINANCIAL YEAR. WE EXPECT TO MAINTAIN DIVIDENDS AT THE SAME LEVEL IN THE CURRENT FINANCIAL YEAR. WHEN VIEWED OVER THE PAST FIVE YEARS, ORDINARY DIVIDENDS PAID TO SHAREHOLDERS HAVE GROWN AT A RATE OF ALMOST 23%.

BOARD AND MANAGEMENT CHANGES

THE PAST YEAR HAS BROUGHT SOME CHANGES TO OUR BOARD. MR JOHN ASTBURY AND MR GEOFFREY COUSINS, WHO BOTH JOINED THE BOARD SHORTLY BEFORE IAG BECAME A LISTED PUBLIC COMPANY IN 2000, RETIRED AFTER THE END OF THE REPORTING YEAR, ON 31 AUGUST 2007.

ON BEHALF OF THE BOARD, I WOULD LIKE TO THANK BOTH DIRECTORS FOR THE VERY VALUABLE CONTRIBUTION THEY HAVE MADE TO THE GROUP DURING THE PAST SEVEN YEARS. THEY PLAYED A SIGNIFICANT ROLE IN GUIDING US FROM LISTING THROUGH A PERIOD OF RAPID GROWTH.

WE WELCOMED THREE NON-EXECUTIVE DIRECTORS TO THE BOARD DURING THE YEAR. MR PHILLIP COLEBATCH WAS APPOINTED ON 1 JANUARY 2007, AND MR HUGH FLETCHER AND MS ANNA HYNES JOINED ON 1 SEPTEMBER 2007.
THESE DIRECTORS BRING TO THE BOARD A WEALTH OF EXPERIENCE, PARTICULARLY IN THE INSURANCE AND FINANCIAL SERVICES SECTOR.

WE NOW HAVE DIRECTORS BASED IN AUSTRALIA, THE UNITED KINGDOM AND NEW ZEALAND. WE BELIEVE THIS IS AN IMPORTANT REFLECTION OF THE CONTINUED STRENGTHENING OF OUR INTERNATIONAL GOVERNANCE PRINCIPLES AND RISK FRAMEWORK AS WE EXPAND OFF-SHORE. I WILL ASK EACH OF THESE DIRECTORS TO SPEAK TO THEIR NOMINATIONS BEFORE YOU WILL HAVE THE OPPORTUNITY TO VOTE ON THEIR

APPOINTMENTS DURING THE FORMAL PROCEEDINGS OF THIS MEETING.

SINCE THE END OF THE REPORTING YEAR, YOUR CEO MICHAEL HAWKER ALSO STRENGTHENED HIS EXECUTIVE MANAGEMENT TEAM BY CREATING THE ROLE OF CHIEF OPERATING OFFICER AND APPOINTING MR MIKE WILKINS TO THIS ROLE.

MIKE WILKINS IS HIGHLY RESPECTED IN THE INDUSTRY AND THE BROADER BUSINESS COMMUNITY, AND HAS AN IMPRESSIVE CAREER WHICH INCLUDES MORE THAN 25 YEARS IN THE INSURANCE AND FINANCIAL SERVICES SECTOR. MOST RECENTLY, HE WAS MANAGING DIRECTOR OF PROMINA, FORMERLY ONE OF AUSTRALIA AND NEW ZEALAND'S LEADING INSURANCE GROUPS.

MIKE WILKINS WILL REPORT TO CHIEF EXECUTIVE OFFICER MIKE HAWKER, WHO WILL CONTINUE TO FOCUS ON EXECUTING THE GROUP'S STRATEGY. MIKE WILKINS HAS ALSO AGREED TO JOIN THE BOARD AS AN EXECUTIVE DIRECTOR.

OUR SHAREHOLDERS

AS A COMPANY WITH ONE OF THE LARGEST NUMBER OF SHAREHOLDERS IN AUSTRALIA, WE TAKE VERY SERIOUSLY OUR COMMITMENT TO AND RELATIONSHIP WITH EACH OF OUR SHAREHOLDERS.

A KEY DEVELOPMENT DURING THE YEAR WAS THE INTRODUCTION OF REGULATORY REFORM THAT HAS CHANGED

THE OBLIGATIONS OF COMPANIES REGARDING PROVIDING ANNUAL REPORTS TO SHAREHOLDERS. COMPANIES ARE NO LONGER OBLIGED TO MAIL HARD COPIES OF ANNUAL REPORTS TO SHAREHOLDERS, UNLESS REQUESTED TO DO SO.

TO ENSURE OUR SHAREHOLDERS REMAIN FULLY INFORMED OF OUR ACTIVITIES AND PERFORMANCE, WE WILL CONTINUE TO MAKE OUR ANNUAL REPORTS AVAILABLE ON OUR WEBSITE, AND WILL OFFER SHAREHOLDERS A CHOICE TO BE MAILED A SHORT SHAREHOLDER REVIEW OR THE FULL STATUTORY ACCOUNTS, IF THEY WISH.

YOU WILL HAVE RECENTLY RECEIVED AN ANNUAL REPORT OPTIONS FORM WITH YOUR MAILED COPY OF THE ANNUAL REPORT AND CAN INDICATE YOUR PREFERENCE ON THAT FORM. YOU CAN ALWAYS CHANGE YOUR PREFERENCES BY CONTACTING THE SHARE REGISTRY.

WE WELCOME THE BENEFITS BROUGHT BY THIS REFORM PARTICULARLY FROM AN ENVIRONMENTAL AND COST MANAGEMENT PERSPECTIVE. IT REDUCES THE NUMBER OF DOCUMENTS THAT NEED BE PRINTED AND TRANSPORTED, PRESERVES RESOURCES AND REDUCES EXPENSES.

ANOTHER DEVELOPMENT DURING THE YEAR WAS A RESURGENCE OF ACTIVITY BY COMPANIES MAKING UNDERVALUED OFFERS FOR IAG SHARES, SOMETIMES OFFERING AS LITTLE AS HALF OF THE VALUE THE SHARES WERE

TRADING AT ON THE STOCK EXCHANGE. SUCH OFFERS HAVE BEEN POSTED AS RECENTLY AS LAST MONTH.

IAG DOES NOT ENDORSE ANY UNSOLICITED OFFER TO BUY YOUR IAG SHARES AND SHAREHOLDERS ARE UNDER NO OBLIGATION TO TAKE ANY ACTION IN RELATION TO SUCH OFFERS. SOME SHAREHOLDERS HAVE VOICED CONCERN THAT THEIR DETAILS HAVE BEEN PROVIDED BY IAG TO THESE COMPANIES. I WOULD LIKE TO EMPHASISE THAT UNDER THE CORPORATIONS LAW WE ARE OBLIGED TO PROVIDE INFORMATION CONTAINED ON OUR SHARE REGISTER WHEN ASKED TO DO SO.

WE CONTINUE TO INFORM THE AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION OF ANY ATTEMPTS TO CONTACT OUR SHAREHOLDERS. WE HAVE ALSO CONTINUED TO MAKE REPRESENTATIONS TO THE FEDERAL GOVERNMENT TO CONSIDER AMENDING THE EXISTING CORPORATIONS LAW TO INTRODUCE A PROPER PURPOSE TEST FOR THOSE REQUESTING A COPY OF THE SHARE REGISTER OF PUBLIC COMPANIES.

WE WILL CONTINUE TO ALERT OUR SHAREHOLDERS ABOUT THESE OFFERS THROUGH MEDIA CAMPAIGNS, DIRECT MAIL AND BY ENSURING OUR WEBSITE PROMINENTLY DISPLAYS ANY CURRENT WARNINGS ABOUT UNDERVALUED OFFERS.

RESOLUTIONS

I WOULD NOW LIKE TO BRIEFLY SUMMARISE THE RESOLUTIONS PUT TO SHAREHOLDERS AT TODAY'S MEETING.

AS NOTED IN THE NOTICE OF MEETING, RESOLUTIONS 1 AND 2 ASK YOU TO VOTE ON THE RE-ELECTION OF MS YASMIN ALLEN AND MR BRIAN SCHWARTZ.

RESOLUTIONS 3, 4 AND 5 ASK YOU TO VOTE ON THE ELECTION OF MR PHILLIP COLEBATCH, MR HUGH FLETCHER AND MS ANNA HYNES, THE DIRECTORS I PREVIOUSLY REFERRED TO AS HAVING JOINED THE BOARD DURING THE YEAR.

RESOLUTION 6 GIVES YOU THE OPPORTUNITY TO VOTE ON THE REMUNERATION REPORT, WHICH IS INCLUDED IN THE ANNUAL REPORT.

I WOULD LIKE TO EMPHASISE THAT THE MATTER OF REMUNERATION IS ONE THAT IS LOOKED AT IN DEPTH TO ENSURE THAT WE CAN ATTRACT AND RETAIN THE BEST PEOPLE AND REWARD PERFORMANCE IN LINE WITH RETURNS DELIVERED, AND SO ACHIEVE SUPERIOR LONG TERM PERFORMANCE.

THE REPORT MENTIONS THE ROLE AND RESPONSIBILITIES OF THE BOARD'S NOMINATION, REMUNERATION & SUSTAINABILITY COMMITTEE. THE COMMITTEE PROVIDES ASSURANCE RELATING TO THE EFFECTIVENESS, INTEGRITY AND COMPLIANCE OF OUR REMUNERATION POLICIES AND APPROACH, AND ENSURES THEY FIT THE STRATEGIC GOALS OF THE COMPANY. THE COMMITTEE

ALSO RECEIVES REPORTS FROM EXTERNAL EXECUTIVE REMUNERATION SPECIALISTS TO HELP FORM ITS VIEWS.

WE ARE CURRENTLY IN THE PROCESS OF INTRODUCING A NUMBER OF CHANGES TO OUR REMUNERATION POLICIES. THESE CHANGES AIM TO BUILD AMONGST OUR EXECUTIVE AND SENIOR MANAGEMENT TEAMS A CULTURE OF "OWNERSHIP", WITHOUT INCREASING THE COST OF REMUNERATION TO THE COMPANY. WE BELIEVE THE BEST WAY TO ACHIEVE ALIGNMENT BETWEEN THE INTERESTS OF SHAREHOLDERS AND EXECUTIVES IS TO ENSURE THAT THE EXECUTIVES ARE ALSO OWNERS IN THE COMPANY, JUST AS OTHER SHAREHOLDERS ARE.

DURING THE 2007 FINANCIAL YEAR, WE INTRODUCED THE DEFERRED AWARD RIGHTS PLAN. A DEFERRED AWARD RIGHT IS A RIGHT TO ACQUIRE AN ORDINARY IAG SHARE SUBJECT TO CONTINUED EMPLOYMENT WITH THE GROUP FOR A PERIOD DETERMINED BY THE BOARD.

THE PLAN WAS INTRODUCED TO HELP ENSURE RETENTION OF KEY EXECUTIVES. AS THE VALUE OF ANY SHARES ACQUIRED THROUGH THE PLAN WILL FLUCTUATE IN LINE WITH THE PERFORMANCE OF THE GROUP, THE PLAN AGAIN PROVIDES A STRONG INCENTIVE TO GROW SHAREHOLDER VALUE. YOU CAN FIND MORE ON THE PLAN IN NOTE 28 OF OUR FULL FINANCIAL STATEMENTS.

WE HAVE ALSO INTRODUCED EXECUTIVE PERFORMANCE RIGHTS OR EPRS, TO REPLACE OUR EXISTING LONG-TERM INCENTIVE SCHEME, THE PERFORMANCE AWARDS RIGHTS OR PARS. EPRS ARE SIMILAR TO PARS IN THAT THEY PROVIDE A LONG-TERM, PERFORMANCE BASED INCENTIVE TO SENIOR EXECUTIVES, BUT THERE ARE IMPORTANT DIFFERENCES.

THE MAIN DIFFERENCE IS THE INTRODUCTION OF TWO PERFORMANCE HURDLES FOR THE EPRS, RATHER THAN ONE. HALF OF AN EPR GRANT BECOMES EXERCISABLE IF OUR TOTAL SHAREHOLDER RETURN IS AT OR ABOVE THE 75TH PERCENTILE OF OUR PEER GROUP AND THE OTHER HALF CAN BE EXERCISED IF RETURN ON EQUITY IS 60% HIGHER THAN OUR WEIGHTED AVERAGE COST OF CAPITAL.

THIS COMING YEAR, WE ARE ALSO INTRODUCING MINIMUM SHAREHOLDING LEVELS FOR EXECUTIVES. THE GROUP CEO AND MEMBERS OF THE EXECUTIVE TEAM WILL BE REQUIRED TO ESTABLISH AND MAINTAIN A MINIMUM SHAREHOLDING IN THE COMPANY, CALCULATED AS A PERCENTAGE OF THEIR BASE SALARY.

WITH THE INTRODUCTION OF THE NEW PLANS, WE ARE COMING TO A REMUNERATION STRUCTURE UNDER WHICH A SIGNIFICANT PROPORTION OF THE EXECUTIVE REMUNERATION IS 'AT RISK', MEANING THAT A CERTAIN LEVEL OF PERFORMANCE MUST BE REACHED BEFORE THIS PART OF REMUNERATION IS GRANTED. THIS PROVIDES A CLEAR INCENTIVE TO OUR KEY EXECUTIVES TO FURTHER SUPPORT SHAREHOLDER INTERESTS.

RESOLUTION 7 RELATES TO THE PROPOSAL TO INCREASE THE MAXIMUM AGGREGATE REMUNERATION PAYABLE TO THE COMPANY'S NON-EXECUTIVE DIRECTORS FROM $2 MILLION TO $2.75 MILLION. NOT ALL OF THIS INCREASE WILL BE USED IMMEDIATELY.

THE PROPOSAL ALLOWS FOR AN INCREASE IN THE NUMBER OF NON-EXECUTIVE DIRECTORS ON THE BOARD, FROM SEVEN IN 2007 TO EIGHT IN THE CURRENT FINANCIAL YEAR. IT ALSO FOLLOWS AN INDEPENDENT REVIEW OF THE DIRECTORS' REMUNERATION AND TAKES INTO ACCOUNT THE STRENGTHENED CORPORATE GOVERNANCE STRUCTURES REQUIRED BY OUR INTERNATIONAL EXPANSION.

THE PROPOSED INCREASE ALSO REFLECTS THE INCREASED RESPONSIBILITIES OF THE BOARD AND ITS COMMITTEES AND THE EXPANDED ROLE OF SOME OF ITS DIRECTORS, PARTICULARLY MR COLEBATCH AND MR FLETCHER, WHO, IN ADDITION TO THEIR MAIN BOARD RESPONSIBILITIES ALSO CHAIR THE BOARDS OF OUR TWO MAIN SUBSIDIARIES IN NEW ZEALAND AND THE UK.

LOOKING FORWARD

WE HAVE CREATED SCOPE FOR CONTINUED PROGRESS ON MULTIPLE FRONTS BY ENSURING SUSTAINED IMPROVEMENT DOMESTICALLY AND BY BUILDING NEW GROWTH PLATFORMS INTERNATIONALLY.

OUR AIM REMAINS TO DELIVER RETURNS TO SHAREHOLDERS OF AT LEAST 1.5 TIMES OUR WEIGHTED AVERAGE COST OF CAPITAL. FOR THE 2008 FINANCIAL YEAR, WE ARE TARGETING AN INSURANCE MARGIN OF 11-13%, BARRING ANY OTHER MAJOR LOSSES FOR THE YEAR OUTSIDE OUR NORMAL ALLOWANCES.

THE BOARD HAS WORKED CLOSELY WITH OUR EXECUTIVE TEAM, LED BY CEO MR MICHAEL HAWKER. ON BEHALF OF THE BOARD I WOULD LIKE TO THANK THEM FOR THEIR COMMITMENT TO SUSTAINING THE PERFORMANCE OF THE GROUP.

MR HAWKER, WILL NOW MAKE A BRIEF PRESENTATION TO YOU ON THE BUSINESS.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL J HAWKER
Date of last notice	3 September 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	

+ See chapter 19 for defined terms.

No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	The Insurance Australia Group Share and Performance Award Rights Plan Trust Deed (Plan Trust Deed).
Nature of interest	Executive Performance Rights (EPRs) and Deferred Award Rights (DARs) granted by IAG Share Plan Nominee Pty Limited, the Trustee of the EPR and DAR Plan Trust in accordance with the Plan Trust Deed.
Name of registered holder (if issued securities)	Not applicable
Date of change	Executive Performance Rights: 29 October 2007 Deferred Award Rights: 27 September 2007
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	350,000 EPRs. 144,500 DARs The Plan Trust Deed provides that a participant in the EPR and DAR Plans has no legal or beneficial interest in Insurance Australia Group Limited ordinary shares by virtue of acquiring or holding EPRs and DARs.
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	The value of the 350,000 EPRs will generally become known around 3 years after date of grant when the EPRs may first become exercisable subject to the satisfaction of applicable terms and conditions. No exercise price is applicable when EPRs are exercised. The value of the 144.500 DARs granted will be become known progressively over a 3 year period as a portion of the allocation becomes exercisable each year over the 3 year period, subject to the satisfaction of applicable terms and conditions. An exercise price of $1 will be payable by the holder upon exercise of DARs, irrespective of the number of rights exercised by the holder.

+ See chapter 19 for defined terms.

Interest after change	1,882,000 Performance Award Rights 350,000 Executive Performance Rights 332,000 Deferred Award Rights

+ See chapter 19 for defined terms.

82-34821

IAG
Insurance Australia Group

29 October 2007

Manager, Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

Insurance Australia Group Limited ("IAG")
Investor Briefing

IAG is holding an open briefing for investors this morning. The slides to be used in that briefing are attached for release to the market.

The briefing will be webcast live on IAG's corporate website, www.iag.com.au, and an archive is expected to be available on the website by this evening.

Yours sincerely

Glenn Revell
Group Company Secretary

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

Investor Briefing 2007

29 October 2007

Insurance Australia Group

IMPORTANT INFORMATION

The information in this presentation is an overview and does not contain all information necessary to an investment decision.

The information contained in this presentation and accompanying materials has been prepared in good faith by IAG. No representation or warranty, express or implied, is made as to the accuracy, adequacy or reliability of any statements, estimates or opinions or other information contained in this presentation. To the maximum extent permitted by law, IAG, its directors, officers, employees and agents disclaim all liability and responsibility (including without limitation any liability arising from fault or negligence on the part of IAG, its directors, officers, employees and agents) for any direct or indirect loss or damage which may be suffered by any recipient through use of or reliance on anything contained in or omitted from this presentation. In making an investment decision, investors must rely on their own examination of IAG, including the merits and risks involved. Investors should consult with their own legal, tax, business and/or financial advisors in connection with any acquisition of securities.

This presentation is not a prospectus nor an offer of shares for subscription or sale in any jurisdiction. This presentation does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or to any U.S. person, as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Securities may not be offered or sold in the United States, or to or for the account of any U.S. person (as defined in Regulation S under the U.S. Securities Act), unless the securities have been registered under the U.S. Securities Act or an exemption from registration is available.

Certain statements contained in this presentation may constitute "forward-looking statements" or statements about "future matters" for the purposes of section 728(2) of the Corporations Act 2001 (Cth) and/or "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date of this presentation. The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause IAG's actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Neither IAG, nor any other person, gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this presentation will actually occur.

This presentation is being supplied to you solely for your information and may not be reproduced or distributed to any other person (including any general distribution in the United States) or published, in whole or in part, for any purpose without the prior written permission of IAG.

All amounts are presented in Australian dollars unless otherwise stated.

AGENDA

Introduction, Strategy and Outlook	Mike Hawker	09.00-09.10
Direct Personal Insurance	David Issa	09.10-09.30
Australian Commercial Lines	Mario Pirone	09.30-09.50
Business Partnerships	Jacki Johnson	09.50-10.10
Reserving	Tony Coleman	10.10-10.30

Morning Tea 10.30-10.45

UK	Neil Utley	10.45-11.15
New Zealand	Nick Hawkins	11.15-11.35
Asia	Justin Breheny	11.35-11.55
Summary and Q&A	Mike Hawker	11.55-12.15

IAG Insurance Australia Group

HIGH QUALITY, DIVERSIFIED PORTFOLIO OF ASSETS WITH EXPOSURE TO DIFFERENT MARKET CYCLES

- **Australian Personal Lines**
  - Growing well with a very strong margin
- **Australian Commercial Lines**
  - Actively managing the cycle
- **Business Partnerships**
  - Strengthening partnerships to improve profitability
- **UK**
  - Addressing challenges in Hastings/Advantage
  - Equity continues to perform better than market
- **New Zealand**
  - Market leader, improving productivity and generating growth
- **Asia**
  - Existing businesses performing well in challenging conditions
  - Disciplined approach to M&A

IAG Insurance Australia Group

STRATEGY UNCHANGED

To be the best general insurer in every market we invest in

Growing market leadership in core markets (AU & NZ)	Profitable niches in select mature markets	Enter and grow in high growth markets
Invest for margin	Invest for growth	

Core capabilities

Insurance technical skills, underwriting and claims

IAG Insurance Australia Group

GEOGRAPHICALLY DIVERSIFIED BUSINESS WITH STRONG BRANDS



Australia

NRMA INSURANCE · SGIO · SGIC · CGU · swann insurance

Other Australian brands & interests include:
- 70% of Insurance Manufacturers of Australia
- 51% of Mutual Community General Insurance
- 50% of National Transport Insurance



New Zealand

STATE · NZI

Other New Zealand brands & interests include:
- NAC Insurance
- Swann Insurance
- Mike Henry Travel Insurance
- DriveRight
- 50% of First Rescue and Emergency
- 25% of Fly Buys NZ



Europe

equity REDSTAR · equity INSURANCE BROKERS · Hastings DIRECT · open + direct

Other European brands & interests include:
- Peoples Choice
- Advantage Insurance
- Insure
- Community Insurance
- Insurance Services
- Autonational Rescue



Asia

CAA · NZI · 96% voting rights · AmAssurance 30% owned



Non - Regional

Non-regional brands & interests include:
Alba (Lloyd's Syndicate 4455)
- Diagonal Underwriting Agency

IAG Insurance Australia Group

A MORE DIVERSIFIED PORTFOLIO

FY02 portfolio - $3.56bn ▶ FY07 portfolio - $7.38bn

GWP by geography


NZ 11%
Australia 89%


Asia 3%
NZ 13%
UK 10%
Australia 74%

GWP by product


Health 4%
Workers Comp 5%
CTP 17%
Short-tail Commercial 9%
Home 18%
Motor 47%


Workers Comp 3%
Other Short-tail 3%
Liability 6%
CTP 11%
Short-tail Commercial 19%
Home 21%
Motor 37%

Source: IAG Group Finance

IAG Insurance Australia Group

A STRUCTURE TO SUPPORT STRATEGY



Michael Hawker
Chief Executive Officer
& Managing Director
George Venardos
Chief Financial Officer
Michael Wilkins
Chief Operating Officer &
Deputy Managing Director
Tony Coleman
Chief Risk Officer
& Group Actuary
Christine McLoughlin
Group Executive,
Corporate Development,
People & Performance
Justin Breheny
CEO, Asia
Mario Pirone
CEO, CGU
Nick Hawkins
CEO, New Zealand
Jan van der Schalk
CEO, Asset Management
& Reinsurance
David Issa
CEO, Personal Insurance
Neil Utley
CEO, United Kingdom
Jacki Johnson
CEO, Business Partners

IAG Insurance Australia Group

FY08 TRADING OUTLOOK – SUMMARY

- **GWP growth of 7 – 9%**
- **Insurance margin of 11 – 13% on NEP of c$7.5bn**
  - Subject to no catastrophes or large losses outside our allowance nor any material movements in currency or credit spreads
- **Financial position**
  - Consistent and conservative approach to reserving
  - Supported by strong capital position and very strong 'AA' ratings for key wholly-owned insurers
- **Dividend guidance of 29.5 cents per share maintained**
  - Acknowledge payout ratio likely to exceed 50-70% of normalised earnings
  - Do not expect to underwrite FY08 dividends

IAG Insurance Australia Group

Direct Personal Insurance

David Issa

29 October 2007

Insurance Australia Group

DIRECT PERSONAL INSURANCE – A GROWTH STORY

- Market is highly competitive but rational
- Returned business to growth
- Maintaining a very competitive margin

IAG
Insurance Australia Group

MARKET REMAINS HIGHLY COMPETITIVE BETWEEN MAJOR PLAYERS

- **Fight for market share continues through:**
  - Price leadership messages and position – pricing remains rational but competitive
  - Advertising noise around product features and benefits to generate traffic and call volumes
- **Industry ownership is obviously more concentrated, from customer perspective there is no real change (same brands)**

Insurance Australia Group

OUR BUSINESS BENEFITS FROM ITS LARGE SCALE

Target Market	*Retail customers – mass market, $3bn GWP*				
Brands	NRMA Insurance	RACV [1]	NRMA Insurance	SGIO	SGIC
States	NSW / ACT	Vic	Qld	WA	SA
Channels	32 Branches	190 Country Service Centres	4 Call Centres	3 Internet sites	
Products	Motor	Home	CTP	Lifestyle & Leisure	
	Home Security	Health	Business Insurance		
Suppliers & Partners	1,812 smash repairers	129 builders	553 other suppliers	22 community partners	

Statistics for FY07

- **5m** calls answered nationally
- Over **7.6m risks in force** policies
- Over **440,000** claims finalised
- **4,765** employees

1. RACV brand is not owned by IAG. IAG & RACV are, respectively, 70%/30% shareholders in IMA, a short-tail personal lines underwriter

IAG Insurance Australia Group

THE JUNE 2007 QBW STORMS DEMONSTRATED OUR HELP PROPOSITION AND THE BENEFITS OF SCALE

- When Newcastle storms broke out over the Queen's birthday weekend...
- NRMA was the first on the ground and the first insurance company to reassure our customers that all claims would be paid
- We are now actively showcasing our response; how we helped restore order, thanking our partners and staff, and asking our customers whether they can afford not to be insured with NRMA
- Advertising campaign across NSW


When a storm breaks the drought,
It takes a lot of people to help break the storm.
NRMA

IAG
Insurance Australia Group

OUR STRATEGIC PRIORITIES ARE TO STRENGTHEN OUR SOURCES OF COMPETITIVE ADVANTAGE IN THE MARKET TO GENERATE PROFITABLE GROWTH

Four sources of competitive advantage

- Trusted brands
- Risk-based pricing combined with customer analytics to drive profitable growth
- Market presence through distribution network
- Supply chain management and productivity to support competitive retail pricing

Strategic priorities

1. Attract new customers
2. Retain existing customers
3. Profitable growth

IAG Insurance Australia Group

STABILITY AND FOCUS DELIVERING GROWTH

- **A stable management team has delivered the turnaround to growth through:**
  - Competitive pricing
  - Focus on marketing
  - Back to basics – reduced change for front line staff

IAG Insurance Australia Group

STRONG 1H08 GWP MOMENTUM FOR SHORT-TAIL

- GWP is forecast to be up by 4% – 6% compared to same period last year
- Strong conversion rates in our distribution network
- Non-customer pre-disposition towards our brands remain strong, a lead indicator of GWP growth
- Sales & Service Customer Satisfaction Index (CSI) of 84 in 2H07, 2 points above the market average; Claims CSI is in line with the market at 82
- Segmented price adjustments allows optimisation between volume and GWP growth

IAG Insurance Australia Group

NSW CTP EXPECTS MARKET SHARE OF 38–39% FOR FY08


NSW Monthly Registrations
41%
40%
39%
38%
37%
36%
35%
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
2005/2006
2006/2007
2007/2008

Insurance Australia Group

CTP MOMENTUM CONTINUES

- Growing market share in NSW and Qld, particularly in low risk car segments, substantiates our price positioning in both States
- GWP growth is ahead of our expectations in NSW and Qld
- Our premiums increase by an average of 5.6% in NSW from 1 November and remain competitive
- Claim frequencies in both States have plateaued, with NSW frequency well below industry average

IAG Insurance Australia Group

GWP GROWTH, CONSISTENT MARGIN TO CONTINUE

DIRECT PERSONAL INSURANCE	FY06A	FY07A	FY08F
GWP – Growth % vs SPLY			
Short-tail	(1.6%)	1.9%	4 - 6%
Long-tail *(post LTC)*	(4.9%)	(1.0%)	3 - 4%
Total direct personal lines (*including LTC*)			2 - 4%
Insurance margin			
Total PI [1]	17.0%	16.2%	17 - 20%

Note: (1) Forecast assumes historical long term average for storms

LTC = NSW Lifetime Care & Support Scheme

IAG Insurance Australia Group

DIRECT PERSONAL INSURANCE – A GROWTH STORY

- Market is highly competitive but rational
- Returned business to growth
- Maintaining a very competitive margin

IAG Insurance Australia Group

CGU Insurance

Mario Pirone
29 October 2007

Insurance Australia Group

EXECUTIVE SUMMARY

- **State of the market**
  - Soft market conditions likely to continue through to end calendar year 2009
- **Competitive position**
  - Diversified product mix with high retention rates
  - Strong distribution network with strong focus on SME/middle market segments
- **Strategy**
  - Actively managing the cycle to maximise returns
  - Entrenching market position through account management model & expanding into market segments
- **Progress on execution**
  - Commenced implementing premium rate increases to short-tail book
  - Undertaken remedial action over past three years to withdraw from unprofitable products and sell underperforming businesses or those with a poor strategic fit
- **Outlook**
  - Premium growth under pressure as CGU implements short-tail rate increases
- **Focus/priorities**
  - Continue to grow selective portfolios and BusinessPak book; implement selective short-tail rate increases; support retention rates; roll out account management model; refresh eCommerce platform; and purchase outstanding interest in NTI

IAG Insurance Australia Group

STATE OF THE MARKET
Commercial Lines premiums remain soft

Australian Commercial Lines Industry Premium Rate Change (%)


Premium Rate Change (%)
60.00%
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
-10.00%
-20.00%
Property (1)
Workers' Compensation
Public & Product Liability
Professional Indemnity
Management view
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07
'08
'09

Commentary

- Commercial Lines premiums remain soft – this position is likely to continue until the end of calendar year 2009
- Aggressive competition evident across all lines of business
- Reductions in premium rates for long-tail classes driven by continued improvements to claims experience
- Short-tail premium rates are unsustainably low

(1) Property is weighted average premium rate changes for Fire & ISR and Commercial Motor

Source: JP Morgan / Deloitte General Insurance Industry Surveys, APRA Half Yearly General Insurance Bulletins, CGU Insurance management

IAG Insurance Australia Group

COMPETITIVE POSITION
The business is strongly diversified

Highly engaged people

- Employee engagement up to 61% in 2007, placing CGU in the 'Best Employers' zone
- Turnover below 15% where industry turnover for Australian Commercial Insurance is around 20%

Competitive business mix

- Focus is on SME and middle market segments
- Packaged business is 19% of commercial portfolio
- Strong market share in portfolios with high profitability – Workers' Compensation and Professional Risks

Strong customer relationships

- Highly decentralised distribution network relative to other insurers. Consists of 73 branch offices providing a large geographic footprint
- Strong relationships with Australian broker network
- Policy retention rates steadily improving over last 12 months and are now around 83%

CGU Insurance GWP Commercial Lines FY07



Short-tail
Long-tail
61%
39%

IAG Insurance Australia Group

STRATEGY – MARKET CYCLE
The business is actively managing the market cycle

How we manage through the cycle

Lead Indicators
- Lead indicators developed to monitor movement of prices within the market and the profitability of portfolio segments
- Allow corrective action to be taken before significant damage emerges

Pricing Risk
- Disciplined application of technical rates ensures price commensurate with risk
- Implementing rate correction in short-tail book where price no longer reflects the risk

Expense Management
- Tight management of expenses
- During soft market seeking productivity gains to keep expenses flat

Renewal Focus
- Nurturing relationships at the grassroots broker level to maximise renewal rates
- Introduced customer-centric claims teams

- **Reduce volatility within portfolio**
- **Minimise loss of customers during soft cycle**
- **Maximise profitability**

IAG Insurance Australia Group

STRATEGY – GROWTH
New initiatives being implemented in executing strategy

Grow Specialist Products	• Use deep knowledge within highly specialised, technical products to gain market share in key areas • Key products include: Professional Risks, Workers' Compensation, Engineering & Construction, Heavy Motor and BusinessPaks
Account Management Model	• Developing robust sales culture • Focus growth in specialist products • Consistent and professional approach to contesting business • Incentivise sales force to deliver on growth targets
Refresh eCommerce Platform	• Brokers seeking to create a more contestable model, while also looking to deal with fewer insurers to reduce cost • Refreshing eCommerce systems to capitalise on opportunities as this model becomes more prevalent

IAG Insurance Australia Group

OUTLOOK – GWP and NEP



CGU Insurance Gross Written Premium ($m)
Total GWP:
1,833
1,906
294
326
1,539
1,580
Guidance Range: -3 to -1%
Guidance Range: -4 to -2%
FY2006
FY2007
FY2008F



CGU Insurance Net Earned Premium ($m)
Total NEP:
1,744
1,711
290
304
1,454
1,407
Guidance Range: 0 to 2%
Guidance Range: 0 to 2%
FY2006
FY2007
FY2008F

Commercial Lines
Broker/Agent Personal Lines

OUTLOOK – INSURANCE MARGIN



CGU Insurance Margin (%)
17.0%
-9.2%
18.1%
-15.4%
Guidance Range: 14 to 17%
Guidance Range: -5 to -3%
FY2006
FY2007
FY2008F
Commercial Lines
Broker/Agent Personal Lines

FOCUS / PRIORITIES

- **The key priorities for the business in FY08**
  - Continue to grow selective portfolios and BusinessPak book
  - Implement selective short-tail rate increases
  - Support retention rates
  - Roll out account management model
  - Refresh eCommerce platform
  - Purchase outstanding interest in NTI

IAG Insurance Australia Group

Business Partnerships

Jacki Johnson
29 October 2007

IAG
Insurance Australia Group

EXECUTIVE SUMMARY

- **Consumer behaviours are changing – purchasing on convenience**
  - This trend increases the relevance of our Affinity channels
- **Positive earnings outlook for Business Partnerships based on:**
  - Implementing rate increases across the home and motor insurance portfolios
  - Full employment makes it easier to improve the return to work outcomes in our Workers' Compensation business, maximising our performance fees
  - Focus on productivity improvements
- **Rigorous and disciplined approach to partnering, focussing on strategic and profitable growth**

IAG Insurance Australia Group

BUSINESS UNIT SIZE AND COMPOSITION



Fee Business (RMS) Fee Income FY07
Actual
VIC Workers
37%
Safety & Risk Services
1%
Self Insurance Services
2%
NSW Workers
60%



Affinity GWP by Channel FY07
Actual
Financial
Institutions &
Affinity
65%
Dealer
24%
Direct
11%

Commentary

- **Fee based income includes NSW and Victoria Workers' Compensation remunerated by:**
  - Service fees driven by market share (proportion of FY08 total fees pool: Vic 77% and NSW 65%)
  - Performance fees driven by return to work outcomes (proportion of FY08 total fees pool: Vic 23% and NSW 35%)

- **Insurance products primarily distributed through financial institutions and motor dealers**
  - Financial Institutions and Affinity - CGU brand
  - Dealer - Swann brand (premier brand in the motor dealer and motor cycle segments)

IAG Insurance Australia Group

AFFINITY DIVERSIFIED BY PRODUCT AND STATE

Affinity GWP ($694m) by Product FY07
Actual



Landlords
6.5%
Credit
Products
8.9%
Gap
6.6%
Warranty
3.8%
Motor
36.1%
Niche
3.2%
Home
34.9%

Affinity GWP by State FY07
Actual



SA
19.9%
TAS
1.9%
VIC
26.3%
WA
8.3%
NSWACT
23.4%
NT
0.3%
QLD
19.8%

Commentary

- Growth in motorcycle GWP – 23% increase in insurance policies sold in FY07
- Warranty GWP reduced as motor manufacturers shift from extended warranty products

DYNAMIC MARKET CONDITIONS – Creating opportunities and risks

Financial Institutions & Affinity

- Consolidation of medium and smaller sized financial institutions
- Slower growth in new home loans with higher interest rates and slower house price growth[1]
- Financial driver to continue to increase non-interest income streams derived through commissions
- Competitors being aggressive with pricing and remuneration offerings to secure market share

Dealer

- Motor dealers becoming listed entities and consolidating with larger Australian-based retailers
- Reduced motor vehicle sales in 2006 compared with 2005 (down 2.6%)[2] and a shift to smaller vehicles driving down motor premium. Increase in new motorcycle and motor scooter sales for fourth consecutive year (up 20.5%[3] from 2005)
- Use of personal finance for new and used cars reduced over the past four years
- Continued competitive pressure on motor dealer remuneration driving acquisition costs higher

Fee Based Businesses

- Harmonisation of state schemes
- Changes in industry mix and Australian workforce demographics changing nature of injury type
- Aggressive activity by competitors to attract market share
- Potential for privatisation in NSW may provide an opportunity to secure additional underwriting premium in this class of business
- Full employment improving 'Return To Work' outcomes

1 Reserve Bank Bulletin, Loan Approvals, Repayments and Housing Credit Growth, *July 2007*
2 Australian Automotive Intelligence Report (AAIR) February 2007
3 Federal Chamber of Automotive Industries 2007

IAG Insurance Australia Group

RATIONALE FOR OUR MARKET PRESENCE



Customer behaviour is shifting e.g. convenience of purchase of insurance with point of transaction or loan
CUSTOMER
PARTNER
Partners driven to increase non-core income e.g. due to decreased home loans or vehicle purchases and desire to provide broader customer value proposition
Our insights provide diverse perspectives to give us the edge in finding new customer value propositions → Positions our business for innovation of new products and services creating value to the Group

Affinity Channel	Fee Based Businesses
• Represents $694m GWP in FY07 which would otherwise be unavailable to IAG • We enable a diversified channel approach reducing the risk of loss of business to the Group with changes in consumer behaviours	• Return on capital exceeds Group's benchmark - low capital requirement • Presence in fee based markets allows CGU to provide a national value proposition to employers and brokers • Strong relationship with the regulators assists us to influence agendas that support the broader Group

IAG Insurance Australia Group

BUSINESS PARTNERSHIPS STRATEGY 2007-2010
Competitive advantage through mutually beneficial partnerships


Competitive advantage through mutually beneficial partnerships
Our 3 year Ambition
Building and strengthening partnerships to achieve sustainable profit growth
15% return on expenses (Risk Management Services) and
7-9% insurance margin (Insurance businesses)
Strategic Levers
Productivity improvements
Strategic commercial partnerships
People strategy
New products/ channels
Business Objectives
Grow tight
Opportunity management & responding to market changes
Expansion opportunities
Build our people strength to realise our objectives and enable our capability

IAG Insurance Australia Group

STRONG FOCUS ON STRATEGY AND IMPROVING PROFITABILITY

Productivity improvements

- Mapping and improving processes
- Development of technology strategies
- Achieve further reductions in people turnover

Account management

- Focus on strategic, significant and profitable relationships for existing and new business - increased customer retention with strategic partners
- Salesforce.com implementation to leverage partner base and drive cultural change

Rate increases for Affinity business

- Six monthly review of pricing and product with distributors to ensure sustainable growth and adequate return for all stakeholders
- Retention rates at 90% following recent rate increases
- Further rate increases are scheduled for FI&A in 1H08 and 2H08

Maximise fee based workers' compensation remuneration

- Return to work initiatives to drive improved performance
- Improved monitoring tools to track performance and increase accountabilities
- Securing of market share through account management approach

Development of our people capability

- Develop our leadership and account management capability
- Further develop capability in personal injury management

IAG
Insurance Australia Group

LEVERAGING EXISTING CAPABILITY INTO DOMESTIC AND INTERNATIONAL MARKETS

- **Our Dealer business demonstrates innovation and rapid speed to market in its new product development:**
  - Motorcycle warranty product - launched July 07
  - Launch of Beaurepaires branded Tyre & Rim policy - November 07
  - Assessment of alternative Motor, Motorcycle and Gap policies is underway - significant sales are not expected in FY08
  - New market initiatives such as Marine, Debt Protection and Axa Life extension are being investigated – sales not expected in FY08
- **Our Dealer business transfers capabilities to Asia**

	Products	
Markets	Increasing penetration in existing markets with existing products	New products into existing channels
	Moving existing products into new markets	New products into new markets

IAG Insurance Australia Group

OUTLOOK – AFFINITY BUSINESSES GWP

	FY06A	FY07A	FY08F
GWP ($m)	663	694	4 - 6%

Commentary

- Despite increasing pressure from competitors in the FI&A channel, expect to grow GWP by 4 – 6% through a combination of price increases and initiatives

Insurance Australia Group

OUTLOOK – AFFINITY BUSINESSES UNDERWRITING RESULT

	FY06A	FY07A	FY08F
Insurance margin	1.3%	2.1%	6 - 8%

Commentary

- Motor portfolio has been experiencing anti-selection bias and has large proportion of older vehicles - increased average claims costs with greater write-offs
- Motor issues addressed in our pricing policy - improved results in 2H08 and for the full year

IAG Insurance Australia Group

OUTLOOK – RISK MANAGEMENT SERVICES
Fee based businesses

Securing of market share	Implementation of initiatives and improved performance tracking/ accountability for strengthened 'return to work' outcomes to secure performance and incentive fees	Improving efficiency to drive down expenses

Sustainable profits of $16m to $24m p.a. over 5 years

Commentary

- Significant reduction in prior period payments expected following changes in remuneration models which improved stability in Workers' Compensation schemes - no material prior period payments expected after 1H08
- 1H08 *improved and prior period payment lower than* FY07
- Our initiatives are focussed on improved and sustainable return on expenses

IAG Insurance Australia Group

EXECUTIVE SUMMARY

- **Consumer behaviours are changing – purchasing on convenience**
  - This trend increases the relevance of our Affinity channels
- **Positive earnings outlook for Business Partnerships based on**
  - Implementing rate increases across the home and motor insurance portfolios
  - Full employment makes it easier to improve the return to work outcomes in our Workers' Compensation business, maximising our performance fees
  - Focus on productivity improvements
- **Rigorous and disciplined approach to partnering, focussing on strategic and profitable growth**

IAG Reserving Philosophy & Practice

Tony Coleman

29 October 2007

Insurance Australia Group

EXECUTIVE SUMMARY

- Robust reserving processes with a reliable history
- Risk margins – understanding the critical issues
- Conservative nature of IAG risk margins given capital employed
- IAG UK – actuarial capability transfer

IAG Insurance Australia Group

KEY STEPS IN THE RESERVING PROCESS

- **Estimate claims frequency and severity from experience observed, primarily to establish central estimates**

- **Determine suitable probability distributions based on experience to establish potential estimate uncertainty for risk margins**

- **Establish measures of uncertainty**

    - Co-efficient of Variation (CoV) (= Standard Deviation / Mean) (e.g. 15%, 30%)

    - Probability of Adequacy (PoA) (e.g. 75%, 90%)

IAG Insurance Australia Group

ROBUST AND RELIABLE CENTRAL ESTIMATES

Development of Ultimate Net Claims Liability (Central Estimate) 2002-2006



4500
4000
3500
3000
2500
2000
1500
1000
500
0
$000s
1
2
3
4
5
6
Development Year
2002
2003
2004
2005
2006

- **Trends are all downwards indicating a strong history of prudent reserving approach to central estimates**
- **Each year is higher than former due to growth in business**

Source: IAG FY07 Claims development tables

CONSERVATIVE RESERVING WITH RISK MARGINS INCLUDED



Development of Ultimate Net Claims Liability (Provision) 2002-2006
$000s
5000
4500
4000
3500
3000
2500
2000
1500
1000
500
0
1
2
3
4
5
6
Development Year
2002
2003
2004
2005
2006

- **Trends are steeper downwards (than on the previous slide) as would be expected given provision basis**

Source: IAG FY07 Claims development tables

RISK MARGINS – KEY CONCEPTS

- **Outcomes of risks from individual policies are unknown when underwritten**
- **However, when many similar risks are underwritten, expected results of total portfolio become more predictable**
- **Claims are driven by:**
  - Frequency (or probability) of a claim event occurring, and
  - Severity (or size) of a claim if it occurs
- **Risks inherent in different classes of insurance vary over a spectrum**
  - High frequency / low severity (e.g. motor) – outcomes relatively easy to predict reliably
  - Low frequency / high severity (e.g. earthquake) – outcomes are harder to predict reliably
- **These risk differences can be measured and quantified**

IAG Insurance Australia Group

CENTRAL ESTIMATE & RISK MARGIN OF OUTSTANDING CLAIMS

Illustration



Lognormal Distribution
(CoV = 0.3)
Mean
75th Percentile
90th Percentile
Increasing Probability
4000
9000
14000
19000
24000
29000
Range of Outcomes
Central Estimate
Risk Margin
Total Liability

Probability of Adequacy (PoA) = the area under the curve to the left of the liability outcome selected

IAG Insurance Australia Group

CENTRAL ESTIMATE & RISK MARGIN OF OUTSTANDING CLAIMS

Illustration

Lognormal Distributions



Mean
90th Percentile
CoV = 15%
90th Percentile
CoV = 30%
3000
8000
13000
18000
23000
28000

Both portfolios have the same mean, but Pink is riskier than Blue, so the Pink risk margin needs to be higher to reach the same PoS

QUANTIFYING RISK MARGINS

- Quantified by use of a risk measure, generally Coefficient of Variation (CoV) = Std. Dev. / Mean
- Size of CoV indicates uncertainty of risk for same PoS
- A higher CoV = a higher risk margin
- Hierarchy of CoVs exists based on relative variability by class
- Generally, the longer the “tail” the higher the CoV and risk margin should be (more time for things to change)

IAG Insurance Australia Group

RISK MARGINS – REINSURANCE IMPACT

Projected asbestos cashflows (undiscounted)



2007
2010
2013
2016
2019
2022
2025
2028
2031
2034
2037
2040
2043
2046
2049
2052
2055
2058
2061
2064
Financial payment year
Net CE Jun07
Gross CE Jun07

IAG Insurance Australia Group

RISK MARGINS – REINSURANCE IMPACT



Projected asbestos cashflows (undiscounted)
$m
2007
2010
2013
2016
2019
2022
2025
2028
2031
2034
2037
2040
2043
2046
2049
2052
2055
2058
2061
2064
Financial payment year
Net CE Jun07
Net 90% Jun07
Gross CE Jun07
Gross 90% Jun07

REINSURANCE LOWERS RISK MARGINS

Derived from IAG data

	Risk margin %
Gross	64%
Net	32%

Reinsurance arrangements can have a significant impact on the size of risk margins

IAG Insurance Australia Group

CAPITAL AND RISK - A SIMPLE ILLUSTRATION

Assume an insurer commits to pay claims based on the roll of a dice - 100 rolls representing the uncertain underwriting results for 100 "policies" :

If 1 is result, insurer pays a claim of $1

If 2 is result, insurer pays a claim of $2

•

etc.

•

If 5 is result, insurer pays a claim of $5, BUT

If 6 is result, there is no claim at all

Assume the dice can be thrown at any time within 1 year AND that the resulting claims are to be paid at end of 1 year

IAG Insurance Australia Group

WHAT SHOULD THE LIABILITY IN THE BALANCE SHEET BE BEFORE THE DICE IS ROLLED?

- Insurer's maximum / minimum payout is $500 / Nil
- Insurer's expected payout is $250
- Assume the premium has been set at $3 per throw – does that impact the liability?
- Assume for simplicity that there are no operational expenses
- The higher the liability determined the greater the probability will be that the liability will be adequate to pay all claims
- So, if you are a director of the insurer, what liability is used?

IAG Insurance Australia Group

THE "COST OF CAPITAL" CONCEPT

- The insurer will also need at least $200 of capital (net assets) available for one year before receiving the $300 premium on day one, to avoid the risk of insolvency

- Assume the risk free interest rate is 4% p.a.

- If investors require a total return on equity of 10% p.a. before tax to provide the capital for one year, the cost of that $200 of capital will be $20

- Hence, in this simple example, the exit value would be = ($250 + $20) / 1.04 = $260

Insurance Australia Group

THE PRE-CLAIM LIABILITY WILL BE

- $300 if using unearned premium only
- $240 (=$250 / 1.04) if using central estimate only
- $252 (=$262 / 1.04) if using 75% PoA
- $262 (=$272 / 1.04) if using 90% PoA
- $260 if using the "Cost of Capital" concept

Insurance Australia Group

PROFIT OF INSURER

- $50 "Expected" average profit over whole process, plus investment earnings on funds held over 1 year

- $Nil on Day 1 under AASB 1023 using unearned premium
- $48 on Day 1 for 75% PoA under IASB proposal
- $38 on Day 1 for 90% PoA under IASB proposal
- $40 on Day 1 if using the "Cost of Capital" concept

- Actual profit will be brought to account once all 100 throws of dice have been completed – this will depend upon the actual total of claims paid and could be anywhere between $300 and ($200), plus investment earnings on funds held

WHAT IS THE EMERGING IASB VIEW?

- **Reported profitability should be based on outstanding claims liabilities that are based on**
  - Realistic central estimates
  - Risk margins calibrated by real cost of capital employed to support liabilities rather than by PoA (so a target of, say, 90% PoA becomes less relevant)
  - Explicit diversification between portfolios may not be allowed in risk margins or liabilities (unless IASB changes its view on this) – but may become implicitly incorporated

Insurance Australia Group

LINKING PoA WITH IASB "EXIT" VALUE

- **Compare for typical portfolios**
  - Net present value (at cost of capital in excess of risk free rate) of requirement to hold funds in excess of the central estimate up to the 99.5th percentile of outstanding claims (assumed solvency level)
  - This will be equal to the initial capital needed less the NPV of expected capital releases as claims are settled after allowing for a risk free return for matching assets
- **Assuming**
  - CoV's of claims log-normally distributed (i.e., skewed outcomes)
  - Constant over run-off of claims
  - Realistic returns on capital (4% and 6% p.a. over risk free of 5% p.a.)
  - Using short, medium and long-tailed classes (CoVs 10%, 20% and 30% respectively)

IAG
Insurance Australia Group

RMWG* COMPARISONS FOR NON-LIFE RISK MARGIN PoA EQUIVALENT TO COST OF CAPITAL

Term	Typical AA Rated	Riskier AA Rated
Short	62%	67%
Medium	77%	82%
Long	84%	88%

- **Results are very sensitive to**
  - Balance between short vs. medium vs. long-tail exposure
  - True underlying risk levels

* RMWG is the Risk Margins Working Group of the International Actuarial Association

IAG Insurance Australia Group

LINKING PoA WITH EXIT VALUE – CONCLUSIONS

- **PoA equivalent to cost of capital varies significantly by duration of business (and CoV)**
  - Around 60% - 70% for short-tail
  - Around 70% - 80% for medium-tail
  - Around 80% - 90% for long-tail

- **Average over a 'balanced' portfolio will be around 75% PoA**

- **For IAG, the difference between 75% PoA and current 90% PoA (diversified) is significant**

Note that this impact will be a lot smaller if an insurer is heavily reinsured, or has low risk margins already

IAG Insurance Australia Group

THE "COST OF CAPITAL" IMPACT

- **Depending upon interpretation and using a 75% average PoA, IAG's outstanding claim liabilities as at 30 June 2007 could change**

From	$6,799m		
	Undiversified		Diversified
To	$6,504m		$6,188m
Change	$295m	to	$611m

Insurance Australia Group

ACTUARIAL CAPABILITY TRANSFER - IAG UK

- Need for actuarial capability transfer identified at Due Diligence
- Previously no in-house actuarial capability in either Hastings or EIG – complete reliance on external actuaries
- Due diligence identified need to materially improve reserving processes
- Recruited a CRO & a Chief Actuary for IAG UK (2 people)
- Seconded staff with extensive experience in pricing; data segmentation; reserving and actuarial / statistical risk management
- Initiated a major underwriting, pricing and risk margin review
- New rating "engine" being developed for 2008 to further refine pricing

NEW RISK RATING IN ADVANTAGE



Geographical and Demographic clusters
GWP £m
120
100
80
60
40
20
0
120.0%
110.0%
100.0%
90.0%
80.0%
70.0%
60.0%
Loss Ratio
GWP
Incurred Loss ratio
Prior Position
Targeted Segments
100% Retention
0% Retention

- Represents the impact on the portfolio if one small under-performing segment is re-priced and either retained in full (100% retention) on renewal or cancelled

EXECUTIVE SUMMARY

- Robust reserving processes with a reliable history
- Risk margins – understanding the critical issues
- Conservative nature of IAG risk margins given capital employed
- IAG UK – actuarial capability transfer

APPENDIX: CDT – NET CENTRAL ESTIMATE BASIS

IAG Group - Net Central Estimate basis							
$m	**2002**	**2003**	**2004**	**2005**	**2006**	**2007**	**Total**
Ultimate Net Claims Liability (1)							
At end of yr of occurrence	2,171	3,401	3,546	3,661	4,057	5,264	
One year later	2,130	3,224	3,383	3,607	3,975		
Two years later	2,071	3,149	3,407	3,586			
Three years later	2,045	3,115	3,393				
Four years later	2,039	3,063					
Five years later	2,018						
Current Estimate	2,018	3,063	3,393	3,586	3,975	5,264	
Cumulative Net Payments to Date (2)	1,874	2,783	2,926	2,890	3,043	2,552	
Outstanding Net Claim Liability (3) = (1) - (2)	144	280	467	696	931	2,712	5,231
Discount effect (4)	-26	-42	-69	-105	-140	-261	-644
Discounted Outstanding Net Claim Liability	118	238	398	591	791	2,451	4,587

Insurance Australia Group

APPENDIX: CDT – NET CENTRAL ESTIMATE BASIS

	2002	2003	2004	2005	2006	2007
Ultimate Net Claims Liability (1)						
At end of yr of occurrence						
One year later	-2%	-5%	-5%	-1%	-2%	
Two years later	-3%	-2%	1%	-1%		
Three years later	-1%	-1%	0%			
Four years later	0%	-2%				
Five years later	-1%					
Overall change	-7%	-10%	-4%	-2%	-2%	
Average rate change p.a.	-1%	-3%	-1%	-1%	-2%	

Average rate change p.a. from 2006 CDT	-2%	-3%	-2%	-2%		

IAG Insurance Australia Group

APPENDIX: CDT –NET PROVISION BASIS

$m	2002	2003	2004	2005	2006	2007	Total
Ultimate Net Claims Liability (1)							
At end of yr of occurrence	2,359	3,733	3,927	4,071	4,438	5,767	
One year later	2,263	3,415	3,572	3,794	4,147		
Two years later	2,184	3,303	3,546	3,715			
Three years later	2,133	3,214	3,480				
Four years later	2,095	3,115					
Five years later	2,045						
Current Estimate	2,045	3,115	3,480	3,715	4,147	5,767	
Cumulative Net Payments to Date (2)	1,874	2,783	2,926	2,890	3,043	2,552	
Outstanding Net Claim Liability (3) = (1) - (2)	171	332	554	825	1,104	3,215	6,201
Discount effect (4)	-31	-50	-82	-124	-166	-310	-763
Discounted Outstanding Net Claim Liability	140	282	472	701	938	2,905	5,438

IAG Insurance Australia Group

APPENDIX: CDT – NET PROVISION BASIS

	2002	2003	2004	2005	2006	2007
Ultimate Net Claims Liability (1)						
At end of yr of occurrence						
One year later	-4%	-9%	-9%	-7%	-7%	
Two years later	-3%	-3%	-1%	-2%		
Three years later	-2%	-3%	-2%			
Four years later	-2%	-3%				
Five years later	-2%					
Overall change	-13%	-17%	-11%	-9%	-7%	
Average rate change p.a.	-3%	-4%	-4%	-4%	-7%	

Average rate change p.a. from 2006 CDT	-3%	-5%	-5%	-7%		

IAG Insurance Australia Group

Morning Tea

Webcast will resume shortly

UK

Neil Utley
29 October 2007

IAG Insurance Australia Group

EXECUTIVE SUMMARY

- Quality assets well positioned in a large market
- Market soft but improving
- Integration of UK businesses to drive efficiencies
- Positioning business for market upturn

Insurance Australia Group

IAG UK ASSETS ACQUIRED IN FY07



Equity Insurance Group
Third party brokers
Equity Direct Broker & Branch Network
Equity Red Star Lloyd's Syndicate 218
Third party insurers
Corporate Name 64%
Third Party Names 36%
Broking
Underwriting
Hastings Direct and Advantage
Third party brokers
Hastings Direct
Advantage
Third party insurers

- Integration process well underway
- Single management team
- Leveraging IAG expertise

IAG UK – MOVING TO AN INTEGRATED PLATFORM



IAG UK
IAG UK Broking
Direct
Internet
Branch Network
Third Party Brokers
Broking
Underwriting
IAG UK Underwriting
Equity Red Star Lloyd's Syndicate 218
Advantage
Third Party Insurers

equity INSURANCE GROUP · equity INSURANCE BROKERS · equity REDSTAR · Hastings DIRECT · advantage insurance company · IAG Insurance Australia Group

UK MOTOR MARKET BOTTOMING OUT

Motor market: split of business



1%
10%
17%
72%

■ Private Car ■ Motorcycle ■ Commercial ■ Fleet

- £13bn motor GWP in 2006
- Motor market is 72% private car
- CY06 overall COR of 111%, before prior year releases of 10%
- Second quarter rate rises ahead of claims by 1%
- Specialist market segments performing stronger than the private car market with better loss ratios
- Market turning but remains tough

Sources: Datamonitor, FSA Returns, AA Index, IAG analysis

SHIFTING DYNAMICS OF DISTRIBUTION PRESENT OPPORTUNITIES

Motor market: distribution channels


22%
8%
4%
66%
Phone Internet Face to Face Post

- Consolidation continues
- Internet share of the private car market is 22% from 4% in 2003
- IAG estimate that the aggregator share of this online business could be up to 50%
- Aggregator model difficult for underwriters
- Significant growth in major branch networks and affinity programmes
- Reversion from price to value anticipated in time

Sources: Datamonitor, FSA Returns, IAG analysis

IAG Insurance Australia Group

OPERATING RATIOS FOR IAG vs. THE MARKET

2004 - 2006 combined shows Equity with a market leading Combined Ratio



Market average = 95.7%
RBS
Aviva
R&SA
Zurich
equity
Allianz
Liv Vic
Fortis
AXA
NFU
HBOS
Highway
Groupama
HSBC
MMA
Brit
Provident
30
25
20
15
10
5
0
Market Share %
130
120
110
100
90
80
70
2004-2006 Combined Ratio % (FSA / GAAP basis)

Sources: FSA Returns, IAG analysis. Numbers presented on UK GAAP basis

IAG Insurance Australia Group

CLAIMS ENVIRONMENT

- **The claims environment has been relatively benign in the UK market except for two key factors**
  - Higher claims inflation for bodily injury due to the increasing litigious society and the advent of 'claims farmers'
  - Increasing speed of claims payment driven by legislative changes such as predictive costs for lower value bodily injury claims and demands of customers
- **Equity has seen lower levels of claims inflation than the market**

	Total	Bodily injury
Market	4% - 5%	9.5%
Equity	4%	7%
Advantage	4.5%	9%

- **The advent of periodical payments was seen as a complicating factor that could increase uncertainty in reserves, but we have not experienced this**

Sources: ABI 'Fourth Bodily Injury Awards Study', Deloitte, IAG analysis

IAG Insurance Australia Group

RATING ENVIRONMENT
Private Car – Increases starting to outpace inflation

- The AA Index cites a 1.4% increase in rates in Q3 2007, with an annual increase of 8% on last year
- IAG analysis indicates a calendar year to date market increase of 11%
- Lack of household insurance profit eliminates cross-subsidies capacity
- IAG and Deloitte hold a view that prior year reserve releases will shrink in 2007/08 compared to 2005/06
- Other classes are profitable but the market is soft
- Rate increases cause a mix change effect and will not all be evident in the bottom line

Advantage private car rate movement - External



4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
Jan-07 Feb-07 Mar-07 Apr-07 May-07 Jun-07 Jul-07 Aug-07 Sep-07 Oct-07 Nov-07 Dec-07
Monthly quoted ave premium increase
Accumulated quoted ave premium increase

- The anticipated effect of rate changes on the loss ratio is an improvement of up to 10% once fully earned
- The effect of the increases on rates has been a 10% increase in average premium

Equity Red Star private car rate movement - Screen rated



3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
14%
12%
10%
8%
6%
4%
2%
0%
Jan-07 Feb-07 Mar-07 Apr-07 May-07 Jun-07 Jul-07 Aug-07 Sep-07
Monthly quoted ave premium increase
Accumulated quoted ave premium increase

- The effect of the 13% increase on rates has been a 10% increase in average premium on screen rated business
- The increases applied on large panel brokers have been in excess of the screen rated product
- Own business strategically priced with lower increases. This segment of the book runs a better loss ratio

Sources: AA Index, Deloitte, IAG analysis

IAG Insurance Australia Group

IAG UK UNDERWRITING
Focus on specialist segments and owned distribution channels

ERS £500m GWP (CY06)


22%
19%
3%
4%
10%
Private Car
Motorcycle
Household
Classic Car
Roadside Rescue
PA
Fleet
Special Risks
Farm

Advantage £113m GWP (CY06)


4%
Private Car
Motorcycle

- ERS has a diversified book with a number of specialist niches. 20% sourced from internal distribution
- ERS maintains position as number one motorcycle insurer
- ERS premium of £187m (IAG share) and COR 98.6%* six months to June 2007
- Advantage writes predominantly private car with the majority sourced from Hastings
- Advantage premium of £75m and COR of 118% for six months to June 2007

* UK GAAP basis

IAG Insurance Australia Group

IAG UK - BROKING


Equity Insurance Brokers £200m GWP (CY06)
13%
Branch Network
Direct
Affinity
Book Transfers / Insourcing


Hastings £200m GWP (CY06)
30%
70%
Call Centre
Internet

- 4th largest personal lines broker in the UK
- UK's 3rd largest branch network and the largest broker in Northern Ireland
- Combined GWP of £194m six months to June 2007
- >45% of EIB business written into ERS and >70% of Hastings written into Advantage
- Superior underwriting performance from owned distribution
- Hastings is a well recognised brand with high recall
- 60% of quotes from internet with less than half from aggregators

Sources: Insurance Times Top 50 Brokers, IAG analysis

IAG Insurance Australia Group

HASTINGS & ADVANTAGE - PERFORMANCE BELOW EXPECTATIONS

- **Businesses purchased in October 2006**
- **Number of issues have come to light since April**
  - Market factors
  - Underwriting

IAG Insurance Australia Group

HASTINGS AND ADVANTAGE - PERFORMANCE BELOW EXPECTATIONS

Market factors

- **Soft market took longer to turn than expected**
- **Reduced effectiveness of marketing spend**
- **Increasing presence of the internet and rise of aggregators**
  - Low conversion rates
  - Lower cross-sell of ancillary products
- **Overall margin pressure**

HASTINGS AND ADVANTAGE - PERFORMANCE BELOW EXPECTATIONS

Underwriting

- **Writing large volumes of low risk business but severely underpriced during 2006**
  - Enabled Hastings to grow rapidly
  - Negative impact on Advantage COR (deteriorated from high 90%s in 2005 to 118% in 2006) *
- **Loss of third party capacity from Inter Hannover**
  - Reduction in competitiveness for Hastings
  - To maintain business volumes significant proportion written by Advantage, underpriced
- **Advantage grew its business with external brokers with highly competitive rates during 2006**
- **Rating engine issues**
- **Temporary removal of third party panel**
- **Slow to develop outbound capability in response to the increase in internet business**

* UK GAAP

IAG Insurance Australia Group

HASTINGS - ACTIVELY RESPONDING TO RAPIDLY CHANGING MARKET

- **Business strengths:**
  - 500,000 owned customers
  - Brand with high recall
  - Improved website
- **Utilising strengths in active response to rapidly evolving market**
- **Moving brand away from low cost to value**
- **Capitalisation on internet opportunity**
  - Aggregators bring low cost acquisition
  - Outbound model being developed to maximise earnings
  - Refocus marketing to Hastingsdirect.com
- **Integration with Equity Direct**
- **Optimising operational efficiency and customer service**
  - Unleashing the Potential annualised pre-tax savings targeted of £9m
  - Merging common support functions with Equity

IAG Insurance Australia Group

ADVANTAGE - PRICING FOR PROFIT

- **Senior management changes**
- **Focus on own distribution, particularly branches**
- **Actuarial review quick wins of £3m – £5m per annum identified**
  - Leveraging off IAG actuarial capability to better segment and calibrate technical prices
  - Eliminating poor segments of business by detailed cluster analysis and then out-sorting the poorer performing areas by price or acceptability
- **Reduction in sales through big name broker panels**
- **Improvements being made to rating engine**
- **Renegotiation of supply chain contracts**
- **Leverage off ERS expertise**
- **Rate rises average 13% this calendar year to date (15% for external business)**
  - Beneficial change in mix
  - Expected retained premium inflation of 7 - 8%, running above claims inflation at 4 - 5%

IAG Insurance Australia Group

IAG UK - EQUITY RED STAR OUTPERFORMANCE

% outperformance by Equity against motor market (COR)
Median = 15% over 26 years


30
25
20
15
10
5
0
1980
1985
1990
1995
2000
2005
2007*

Outperformance due to

- Expertise of people and their length of service
- Each class underwriter has specialist knowledge and strong broker relationships
- Niche strategy
- Ruthless attention to detail
- Bespoke claims service with expertise for each class of business
- Market leading deals with approved repairers

* 2007 assumes a market COR of 106% for six months to June 2007 – UK GAAP basis

IAG UK UNDERWRITING STRATEGY
Equity Red Star – Strengthening our segments

- **Largest motor syndicate at Lloyd's**
- **Focus on distribution through third party brokers**
- **Private car rate rises average 12% calendar year to date**
- **Grow bespoke and specialist motor business organically**
  - Development of underwriting satellite offices (launch Jan '08)
  - Leverage key broker relationships
- **Focus private car on key broker relationships only, until market returns to profitability**
- **Develop small commercial underwriting presence, leveraging IAG experience**
  - Further SME classes
  - Deepen our relationships with key brokers and major clients

IAG Insurance Australia Group

IAG UK BROKING STRATEGY
Branch Network – Controlling distribution in profitable areas

- **81 branches (13 acquisitions this calendar year to date)**
- **Growing branch network through acquisitions to:**
  - Control distribution in profitable underwriting areas
  - Higher retention and cross sell
  - Lower cost and lower risk policy acquisition
  - Increase underwriting share of acquired business
  - Increase margin
- **Strategy to acquire at least 15-20 branches per annum**
- **Increase organic growth rate**
- **Target to own 200 branches by 2012**



IAG Insurance Australia Group

IAG UK STRATEGY SUMMARY

ERS – Strengthening our segments

- Focus on specialist segments
- Key broker relationships
- New SME classes
- Regional underwriting centres

Advantage – Pricing for profit

- Focus on owned channels
- Increasing lifetime value
- Underwriting for profit
- Eliminating unprofitable segments

Unleashing the Potential

- Integration
- Alignment
- Synergies

Branch – Controlling distribution in profitable areas

- Capitalise on acquisition opportunities
- Increasing share of underwritten business
- Generating customer lock-in

Direct – Actively repositioning in rapidly changing market

- Repositioning brand to value
- Capitalising on the internet
- Optimising efficiencies

IAG Insurance Australia Group

UNLEASHING THE POTENTIAL

Split of benefit delivery


35%
FTE
Supplier Savings
BPR

- **Programme to**
  - Integrate Equity and Hastings
  - Align with IAG
  - Increase operational excellence
  - Increase revenues
- **Project team of 17 project managers and a project office of 4**
- **34 individual projects**
- **In delivery mode with annualised savings realised of more than £8m to date**
- **Target of £25m on track**
- **Fully embraced by wider organisation**
- **Exploiting IAG talent pool**

IAG Insurance Australia Group

IAG UK OUTLOOK

- **FY08 GWP for Equity at £500m (£320m our share) flat on prior year**
- **Mix improved as drop in private car volume is made up by gains in bespoke business**
- **Advantage flat in 1H08 with growth of 30% in 2H08 due to household licence and business received from Equity broking**
- **Hastings income 20% lower year on year with cost reductions showing through in 2H08**
- **Equity broking gross income for FY08, up 17%**
  - Excluding acquisitions up 7%
  - Profits from Equity Broking being consumed by Hastings issues
- **UK storm underwriting losses for Equity £3.5m and modest reserve movements reduce margin in first half**
  - Market conditions added to this have reduced profit expectations for CY07
- **Full year Equity insurance margin target 10%+**
- **Advantage COR running at 115% but with positive margin moving into FY09**

IAG Insurance Australia Group

EXECUTIVE SUMMARY

- Quality assets well positioned in a large market
- Market soft but improving
- Integration of UK businesses to drive efficiencies
- Positioning business for market upturn

IAG New Zealand

Nick Hawkins

29 October 2007

IAG Insurance Australia Group

EXECUTIVE SUMMARY

- **Mature, rational market impacted by a large event in July 2007**

- **Our intermediated business is growing market share in this stable environment**

- **Focused on leveraging the advantages of our scale**
  - Leading rate changes in commercial lines
  - Reductions in our cost base improving COR by 1-2% in next 12-18 months

STABLE, MATURE AND RATIONAL MARKET

- **Broker Market (c. NZ$1.4bn*; 46%):**
  - Remains dominant channel for commercial/corporate business
  - Hardening of rates expected across SME and mid-sized risks next 6-18 months
  - Ongoing consolidation activity signalling a potential shift in dynamic towards fewer, higher-value relationships
- **Direct Channel (c. NZ$1.6bn*; 54%):**
  - Remains dominant channel for personal lines
  - Strong competition, moderate rate increases expected (CPI+) across majority of product lines
  - Market strengthening of Home Owners prices to improve profitability
  - Lags overseas insurance markets in terms of internet usage (unlike banking)
- **Fundamental market growth expected to be moderate over next 12-24 months - broadly in line with CPI**

*ICNZ statistics

IAG Insurance Australia Group

IAG NZ HOLDS A LEADING MARKET SHARE AT 36%

Products

- Predominantly short-tail insurance
- Business mix consistent with market

Distribution Channels

- **State** provides personal & commercial insurance to NZ personal customers and SMEs
- **NZI** is our broker business predominantly focused on SME & Mid markets with increasing focus on corporate market
- **Business Partnerships** distributes personal and commercial insurance through financial institutions and dealerships; intermediated and direct travel business

IAG NZ Product Mix



27%
15%
12.0%
7.0%
19%
12%
5%
3%
Private Motor Vechile
Home Contents
Home Owner
Other Personal
Material Damage/ Business Interruption
Commercial Motor Vehicle
Liability
Other Commercial

IAG NZ Channels



Business Partners 17%
State 37%
NZI 46%

NEW ZEALAND'S INSURER OF CHOICE

IAG NZ

"Customer Centric" products, prices, services and distribution

"Leadership Position" in technology and processes through scale and efficiency

"High Performing Staff" engagement and turnover are best employer levels

+

STATE INITIATIVES

NZI INITIATIVES

BP INITIATIVES

IAG Insurance Australia Group

SIGNIFICANT PROGRESS ON EXECUTION

Customer Centric

- Offering a complete suite of commercial products with the launch of Professional Liability, Marine and SME Direct products
- Re-aligned operational model around our customers
- Embedding customer advocacy into the culture of the business
- Increasing our share of large Corporate market
- Stronger and more strategic relationships with brokers

Leadership Position

- Invested in new personal lines system (Huon), leveraging Group assets, improving underwriting capability and achieving long term competitive advantages
- Implementing improvements from operational efficiency program with expected benefits of 1-2% in COR
- Driving hardening of commercial rates

High Performing Staff

- Improved staff turnover and engagement
- Development of flexible remuneration structure to better reward right behaviours focused on profitable growth
- Enhancements to our talent management framework including the introduction of a new talent management system

IAG
Insurance Australia Group

GROWTH IN GWP AND INCREASED MARKET SHARE


IAG NZ GWP
$600
$500
$400
$300
$200
$100
$0
NZ$ millions
1H
2H
FY04 FY05 FY06 FY07

Last 12 months have seen signs of a turnaround in GWP and market share:

- Rolling annual growth of 3.8% (against CPI of 2%)
- Reversed decline in market share from 35.8% to 36.0% (YOY)

Significant weather events in July 2007 (NZ$35m) affected underwriting result


IAG Market Share (ICNZ)
38.0%
37.0%
36.0%
35.0%
34.0%
Signs of turnaround
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07


IAG NZ vs. Market COR
100%
95%
90%
85%
80%
75%
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07
IAG
Market

Source: Insurance Council of New Zealand – June 2007

OUTLOOK

- **NZ$ GWP growth for FY08 expected to be 3-5%**
  - Exceeding market and CPI
- **Insurance result outlook hit by July storms**
  - Expect 4 – 6% margin for FY08

IAG Insurance Australia Group

EXECUTIVE SUMMARY

- **Mature, rational market impacted by a large event in July 2007**
- **Our intermediated business is growing market share in this stable environment**
- **Focused on leveraging the advantages of our scale**
  - Leading rate changes in commercial lines
  - Reductions in our cost base improving COR by 1-2% in next 12-18 months

IAG Insurance Australia Group

IAG Asia

Investor Briefing

Justin Breheny
29 October 2007

IAG
Insurance Australia Group

EXECUTIVE SUMMARY

- **State of the markets**
  - Challenging but growing markets
  - Competition is increasing
- **Organic growth**
  - IAG Thailand year-on-year GWP growth around 5-6% despite a drop in consumer confidence
  - Malaysia (AmAssurance) year-on-year GWP growth around 20% despite soft new car sales
- **Acquisition focus**
  - Planned growth through prudent and disciplined M&A
  - Focused on four key markets: Thailand, Malaysia, China and India

IAG Insurance Australia Group

CHALLENGING MARKET CONDITIONS

Thailand


Consumer Confident Index
115.0
105.0
95.0
85.0
75.0
65.0
55.0
45.0
35.0
Jun-99
Nov-99
Apr-00
Sep-00
Feb-01
Jul-01
Dec-01
May-02
Oct-02
Mar-03
Aug-03
Jun-04
Nov-04
Apr-05
Sep-05
Jul-06
Dec-06
May-07

State of the market

- Difficult market as political instability adversely impacts consumer confidence and large infrastructure spending
- CY06 new car sales were down 3% on 2005 and Jan-Apr 2007 sales down by almost 16% on the previous year

Malaysia


New Car Sales - Malaysia
2006
2007
60,000
50,000
40,000
30,000
20,000
10,000
0
Apr'05
July
Oct
Jan'06
Apr'06
July
Oct
Jan'07
Apr'07
July

State of the market

- Consumer confidence has slipped, resulting in new car sales for FY07 falling 15% to 460,000 units
- There has been a small improvement since July 2007
- Despite this situation, AmAssurance has grown premium by around 20% in the first 3 months of FY08 compared to the same period last year

IAG Insurance Australia Group

MARKET POSITION - STRONG BASE FROM WHICH TO EXPAND

Thailand

Thailand Market Shares As at 30 June 2007



Viriyah, 14.2%
Dhipaya, 7.4%
Bangkok, 6.9%
Synmunkong, 4.0%
Safety/NZI, 4.3%
Samaggi, 3.1%
Other (>50), 60.1%

Market position

- The combined Safety and NZI businesses rank as the 4th largest insurer in Thailand with 4.3% market share
- Consolidation in the market is likely in the medium term as there are too many players (in excess of 60 insurers) with only small market shares

Malaysia

Malaysian Market Share - As at 30 Sept 2006



Kurnia, 11.2%
MNI, 6.0%
Allianz, 5.2%
AmAssurance 4.6%
Mitsui Sumitomo, 4.5%
Lonpac, 4.0%
MAA, 4.0%
Commerce, 4.0%
American Home, 3.9%
Tokio, 3.8%
Other, 48.8%

Market position

- AmAssurance is the 4th largest non-life insurer in Malaysia with 4.6% market share
- The industry regulator, Bank Negara, is moving to strengthen capital requirements by adopting a Risk Based Capital framework - we expect this to result in industry consolidation

IAG Insurance Australia Group

STRATEGY TO GROW THROUGH DISCIPLINED ACQUISITIONS IN FOUR KEY MARKETS


South East & East Asia
Japan
North Korea
South Korea
China
Taiwan
Hong Kong
Philippines
Bhutan
Nepal
India
Burma
Bangladesh
Thailand
Laos
Vietnam
Cambodia
Malaysia
Singapore
Sri Lanka
Indonesia

We have assessed 14 markets on the following criteria:

Macro indicators	Insurance industry	Key players
• Economy/size/growth	• GWP size, growth	• Competition
• Country risk	• Profitability	• Market share
• Market openness	• Penetration/density	• Market consolidation
• Regulatory environment	• Product lines	• Foreign players
	• Distribution	

Opportunities for IAG

- Focus on two relatively mature markets with high growth and immediate earnings:
  - Thailand and Malaysia
- Focus on two larger and less mature markets with higher growth rates
  - China and India

IAG Insurance Australia Group

PROGRESS ON EXECUTION
Continued strong progress on capability transfer

Thailand

Distribution/Operations

- Telemarketing centre established
- Distribution of new car Extended Warranty product via Hyundai dealers
- Distribution of used car Extended Warranty product via Chevrolet dealers
- Distribution of Gap Insurance product via GMAC
- Expansion of branch network to capture growth in North and North East Thailand

Product

- Gap Insurance product launched
- New 'Low cost' travel product developed
- Extended Warranty product for new cars
- Extended Warranty product for used cars
- Personal Accident Insurances

Technical

- Portfolio and risk analysis reviews
- Introduction of improved reporting tools
- Improved understanding of underwriting performance and risk selection
- Claims performance reporting improvements

Malaysia

Distribution/Operations

- Banking systems review with AmBank has identified opportunities for improved systems integration and broader bancassurance product suite
- Joint project targeting improved service, efficiency and management via consolidation of existing branch network

Product

- New Gap Insurance product developed for AmBank Auto loan division
- Extended Warranty product developed for new cars
- Extended Warranty product developed for used cars
- New products accounted for approximately 2-3% of AmAssurance's GWP growth

Technical

- IAG actuarial expertise has improved insight into AmAssurance underwriting and portfolio performance
- Bodily Injury (CTP) review of claims operation in conjunction with IAG Australia
  - *Remedial action plan implemented*

IAG Insurance Australia Group

PROGRESS ON EXECUTION
Active and disciplined approach to M&A

OVERALL

- **Our strategic focus remains**
  - Entry into China and India
  - Acquire and integrate other insurers in Thailand and Malaysia as the market consolidates
- **Disciplined in our approach - many opportunities rejected as did not align with our strategy or acquisition criteria or the prices being paid were not, in our view, rational**

MARKET SPECIFIC

- **China:** We continue to talk to a number of insurers in China who are seeking foreign strategic investors
- **India:** We are in advanced discussions with a number of Indian companies with a view to establishing a non-life insurance JV
- **Malaysia:** We have developed a strong relationship with our partner, AmGroup, and have been invited to increase our ownership to 49% - we will sell-down our life insurance ownership at the same time. We continue to look for acquisition opportunities
- **Thailand:** Opportunities have been few due to political uncertainty - we continue to build relationships with potential partners / targets

IAG
Insurance Australia Group

FINANCIAL OUTLOOK

Thailand (Safety and NZI)

Key metrics (Thai Baht/AGAAP)	FY08F
GWP (billions)	5.1 – 5.2
Insurance margin	2.0 – 4.0%

Financial outlook

- Stable and consistent performance
- Continued revenue growth
- In local currency we are expecting GWP growth of around 9%-11%
- Based on Australian GAAP, we expect the full year insurance margin to be down on the prior period due to:
  - Difficult market conditions; and
  - Lower investment income due to a reclassification of equities between technical reserves and shareholder funds
- Total earnings are likely to benefit from strong equity markets

Malaysia (IAG 30% share)

Key Metrics (A$)	FY08F
Share of profit	$3.5 – 4.5m

Financial outlook

- Stable and consistent performance
- Continued revenue growth
- FY08 profit expected to be down owing to the absence of the one-off life insurance adjustment in FY07
- The non-life insurance business is performing strongly with GWP up 20% so far in FY08
- Combined ratio is improving due to lower claim costs and management focus on reducing expenses

IAG Insurance Australia Group

EXECUTIVE SUMMARY

- **STATE OF THE MARKET**
  - Fast growing markets
  - Difficult market conditions in Thailand due to political unrest
  - Competition is increasing and more insurers looking to enter the markets, thus acquisitions are difficult and prices paid by others are not always rational
- **STRATEGY**
  - Our presence in the region continues to develop around four key markets: seeking to consolidate in Thailand and Malaysia and build a presence in China and India
  - We are confident that our practical partnership model will ensure that we partner with the right companies and along with our capability transfer program we can build value for our shareholders
- **PROGRESS ON EXECUTION**
  - The financial and operational results in both Thailand and Malaysia are showing signs of further improvement on the back of our capability transfer program and we continue to look for opportunities to consolidate our position in these markets
  - We are in discussions with a number of players in both China and India with a view to finalising our entry in the medium term
- **FINANCIAL OUTLOOK**
  - We are confident that earnings will improve in FY08 over FY07 driven by good growth in the top line and an improvement in both the loss and expense ratios

Summary

Mike Hawker
29 October 2007

Insurance Australia Group

FY08 INSURANCE OPERATIONS OUTLOOK

BUSINESS	GWP ($m) FY07A	GWP growth FY08 outlook	Insurance margin FY07A	Insurance margin FY08 outlook
Direct Personal Lines	2,889	2 - 4%	16.2%	17 - 20%
(GWP: S/T 4-6% & L/T 3-4%)				
Affinity Personal Lines	694	4 - 6%	2.1%	6 - 8%
Australian Commercial Lines	1,580	(4) - (2%)	18.1%	14 - 17%
Broker / Agent Personal Lines	326	(3) - (1%)	(15.4%)	(5) - (3%)
New Zealand	968	5 - 7%	10.0%	4 - 6%
Asia	168	9 - 11%	6.9%	2 - 4%
United Kingdom	725	54 - 57%	5.1%	5 - 7%
Offshore Reinsurance	31	not material	not material	not material
IAG GROUP	7,381	7% - 9%	11.4%	11% - 13%

Subject to no catastrophes or large losses outside our allowance nor any material movements in currency or credit spreads

IAG Insurance Australia Group

FY08 TRADING OUTLOOK – SUMMARY

- **GWP growth of 7 – 9%**
- **Insurance margin of 11 – 13% on NEP of c$7.5bn**
  - Subject to no catastrophes or large losses outside our allowance nor any material movements in currency or credit spreads
- **Financial position**
  - Consistent and conservative approach to reserving
  - Supported by strong capital position and very strong 'AA' ratings for key wholly-owned insurers
- **Dividend guidance of 29.5 cents per share maintained**
  - Acknowledge payout ratio likely to exceed 50-70% of normalised earnings
  - Do not expect to underwrite FY08 dividends

QUESTIONS

Insurance Australia Group

ATTACHMENT A

1. Please remove the following users from the DME Security Groups:

Name	DME Security Groups
Terese Woods (s14526)	USP_SDC1WS001_LEADERSONLINE_IMA USP_IMA_ARMC USP_IMA_ALIRC
Garry Potts (s7210)	USP_SDC1WS001_LeadersOnline_Audit
Alan Hunt (s16968)	USP_SDC1WS001_LEADERSONLINE_IMA USP_IMA_ALIRC USP_IMA_ARMC
Nicholle Pow (s30999)	USP_IMA_REM
Daniel Musson (s32683)	USP_SDC1WS001_LEADERSONLINE_IMA USP_IMA_ALIRC USP_IMA_ARMC USP_SDC1WS001_LeadersOnline_Uppco
Jason Kuhn (s39028)	USP_SDC1WS001_LEADERSONLINE_IAG-SubComm USP_SDC1WS001_LEADERSONLINE_CGU1 USP_SDC1WS001_LEADERSONLINE_CGU2 USP_SDC1WS001_LeadersOnline_Audit USP_SDC1WS001_LeadersOnline_Directors USP_SDC1WS001_LeadersOnline_NRSC USP_SDC1WS001_LeadersOnline_RMC USP_SDC1WS001_LEADERSONLINE_IAL
Sam Mostyn (s31146)	USP_SDC1WS001_LeadersOnline_Directors USP_SDC1WS001_LeadersOnline_NRSC USP_SDC1WS001_LeadersOnline_ERGA USP_SDC1WS001_LeadersOnline_Uppco USP_SDC1WS001_LeadersOnline_ALCO

2. **Please add the following users to the DME Security Groups:**

Frank Giordano (s14562) James Strong (s23631) Yasmin Allen (s46222) Brian Schwartz (s46357) Christine McLoughlin (s49561) Michael Cripps (s50328) Anna Hynes (s54402) George Venardos (s5698)	USP_SDC1WS001_LEADERSONLINE_IAGI
Phillip Colebatch	USP_SDC1WS001_LEADERSONLINE_IAG-SubComm

ATTACHMENT A

3. Remove the following users from the DME Security Groups below:

Verina Aubrey (s47124) Barbara Magee (s31535)	USP_SDC1WS001_LEADERSONLINE_IAG-SubComm USP_SDC1WS001_LEADERSONLINE_CGU1 USP_SDC1WS001_LEADERSONLINE_CGU2 USP_SDC1WS001_LeadersOnline_Audit USP_SDC1WS001_LeadersOnline_RMC USP_SDC1WS001_LeadersOnline_Directors USP_SDC1WS001_LEADERSONLINE_IAGI USP_Leaders_IAG Finance_NZ USP_SDC1WS001_LeadersOnline_NRSC USP_SDC1WS001_LEADERSONLINE_IAL USP_IMA_ALIRC USP_IMA_ARMC USP_IMA_REM USP_SDC1WS001_LEADERSONLINE_IMA

4. Add the following users to the DME Security Groups below:

Verina Aubrey (s47124) Alicia Graham (s52988) Tracey Goder (s54154)	USP_Leaders _Board_Sub_Committee_Admin USP_Leaders_CGU1_Admin USP_Leaders _CGU2_Admin USP_Leaders_IAG_Audit_Admin USP_Leaders_IAG_Board_Admin USP_Leaders_IAG Finance_NZ_Admin USP_Leaders_IAG_International_Admin USP_Leaders_IAG_NRSC_Admin USP_Leaders_IAG_RMCC_Admin USP_Leaders_IAL_Board_Admin USP_Leaders_IMA_ALIRC_Admin USP_Leaders_IMA_ARMCC_Admin USP_Leaders_IMA_Board_Admin USP_Leaders_IMA_REM_Admin

5. Set up Barbara Magee (s31535) with the same access as Tina Bavcangiovska (s6868)

MEDIA RELEASE

26 OCTOBER 2007

Insurance Australia Group

IAG strengthens executive team with COO appointment

Insurance Australia Group CEO Mr Michael Hawker today announced Mr Mike Wilkins would join the Company as Chief Operating Officer (COO) from late November. The newly created role will report to the CEO and lead IAG's operational CEO team.

Mr Hawker said the creation of a COO role would put in place an executive team structure more suited to the growing international presence of IAG, while the addition of an executive of Mike Wilkins' calibre would significantly strengthen the capability of the organisation.

Under the new structure, Mr Hawker will have four direct reports:

- Group Chief Financial Officer, Mr George Venardos;
- Group Chief Risk Officer & Group Actuary, Mr Tony Coleman;
- Group Executive Corporate Development, People & Performance, Ms Christine McLoughlin; and
- Chief Operating Officer, Mr Mike Wilkins.

The Chief Executive Officers of IAG's operating businesses will report to the COO.

With this new structure in place, Mr Hawker will continue to focus on executing Group strategy including driving international expansion, while the COO will work closely with the divisional CEOs to focus on day-to-day operations.

Mr Hawker said he was pleased Mr Wilkins had agreed to join the Group.

"I'm delighted to have someone of Mike's calibre join our team and strengthen the Group's capability set," Mr Hawker said.

"Mike is well known by the business community and highly regarded. His impressive career includes around 30 years experience in the insurance and financial services sector. Most recently, he was at the helm of Promina, which was one of the largest insurance groups operating in the Trans-Tasman arena. Prior to that role, he was Managing Director at Tyndall Australia, which he joined in 1989.

"He has contributed significantly to the industry, including leading the Insurance Council of Australia as President, and as a Director of IFSA.

"Mike's proven expertise will complement the strong team leading IAG's operating businesses. His philosophy and management style is very compatible with our own.

"I look forward to working closely with Mike and the rest of my executive and management teams to continue to grow and improve our business on an international scale, over the coming years," Mr Hawker said.

The new executive team structure and appointment of Mr Wilkins will take effect in late November 2007. Mr Wilkins will also join the IAG Board of Directors at that time.

IAG Chairman James Strong welcomed the addition of Mr Wilkins to the Company's Board. "The industry expertise Mike will bring is invaluable. Mike has an excellent reputation in the insurance sector, and we look forward to his contributions to the Group," Mr Strong concluded.

Insurance Australia Group's New Executive Team
Effective late November 2007


Michael Hawker
Chief Executive Officer
& Managing Director
George Venardos
Chief Financial Officer
Michael Wilkins
Chief Operating Officer &
Deputy Managing Director
Tony Coleman
Chief Risk Officer
& Group Actuary
Christine McLoughlin
Group Executive,
Corporate Development,
People & Performance
Justin Breheny
CEO, Asia
Nick Hawkins
CEO, New Zealand
David Issa
CEO, Personal Insurance
Jacki Johnson
CEO, Business Partners
Mario Pirone
CEO, CGU
Jan van der Schaik
CEO, Asset Management
& Reinsurance
Neil Utley
CEO, United Kingdom

IAG
Insurance Australia Group

Mr Michael Wilkins BCom, MBA, DLI, FCA

Michael Wilkins has been appointed Chief Operating Officer, IAG, effective November 2007. Prior to this appointment he was Managing Director of Promina Group Limited, from August 1999 until March 2007. Previously he was Managing Director of Tyndall Australia Limited.

Mr Wilkins has over 25 years experience in the insurance and financial services sector. He has served as a director of the Insurance Council of Australia and is also a past director of IFSA. Mr Wilkins was President of the Insurance Council from 2003 until 2005. He was voted as Outstanding Chartered Accountant in Business in 2004 and as ANZIIF Insurance Personality of the Year in 2005. He is a non-executive director of Maple-Brown Abbott Limited and was formerly a non-executive director of Alinta Limited.

ENDS

About Insurance Australia Group Limited
Insurance Australia Group Limited (IAG) is an international general insurance group, with operations in Australia, New Zealand, the United Kingdom and Asia. Its current businesses underwrite more than $7.5 billion of premium per annum. It employs more than 16,000 people of which around 11,000 are in Australia. It sells insurance under many leading brands including NRMA Insurance, CGU, SGIO and SGIC (Australia); NZI and State (NZ); Equity Red Star and Hastings Direct (UK); and NZI and Safety (Thailand). For further information please visit www.iag.com.au .

MEDIA RELATIONS
Carolyn McCann
T 02 9292 9557
M 0411 014 126
E carolyn.mccann@iag.com.au

INVESTOR RELATIONS
Michael Woods
T 02 9292 3156
M 0411 012 220
E michael.woods@iag.com.au

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

MEDIA RELEASE

26 OCTOBER 2007

Insurance Australia Group

IAG announces updated trading outlook for FY08

Insurance Australia Group today revised its guidance for the FY08 financial year to GWP growth of 7-9% and an insurance margin of 11-13% *. Previous guidance was for GWP growth of 10-12% and a return of 1.5x weighted average cost of capital (WACC).

The major component of the GWP change is lower GWP expectations from its Advantage (UK) and Australian commercial businesses while the Australian personal lines business continues to perform well.

The lower GWP outlook for Advantage reflects tightening underwriting criteria and raising rates in the soft private motor car market and reduced participation by it in new business due to issues with its rating systems. These lower business volumes will also reduce the expected profit from the UK broking operations. Equity Red Star's bespoke (non-private motor) underwriting continues to perform to expectations. The UK GWP reduction is exacerbated by the strengthened Australian dollar.

The change to the Australian commercial lines GWP outlook reflects the expected outcome of the decision announced in August to increase prices in poorly performing classes while the market remains soft.

The reduced insurance margin relative to that implied by the previous guidance is largely driven by the lower GWP outlook and continued weakness in the UK private motor market. The continued momentum in the Australian direct personal lines and the strong profitability of the Group's long tail classes have been insufficient to fully counter these issues when combined with ongoing storm activity.

IAG CEO Mr Michael Hawker said, "changing our outlook for FY08 is disappointing but it needs to be considered in the context of our disciplined approach to not continuing to write underperforming business."

IAG is hosting its annual investor briefing on Monday 29 October at which each of the businesses CEOs will present to the market. The materials for the briefing will be released to the market prior to the investor briefing which will also be webcast on iag.com.au

Mr Hawker also separately announced Mr Mike Wilkins would join the Company as Chief Operating Officer (COO) from late November. The newly created role will report to the CEO and lead IAG's operational CEO team.

**** The insurance margin outlook remains subject to no material movements in foreign exchange or credit spreads and no catastrophes or large losses outside our allowances.***

ENDS

IAG
Insurance Australia Group

Teleconference details for the media briefing following Monday's investor briefing are:

- If dialling from within Australia: 1800 885 612 or 02 8314 8650
- If dialling from outside Australia: + 61 2 8314 8650

Teleconference participants will need to confirm attendance to be alerted to the start of the media Q&A session.

REGISTRATION REQUIRED

To confirm your attendance or teleconference participation, please RSVP by 5pm on October 25 to Emma Foster on

02 9292 8929 or emma.foster@iag.com.au

About Insurance Australia Group Limited
Insurance Australia Group Limited (IAG) is an international general insurance group, with operations in Australia, New Zealand, the United Kingdom and Asia. Its current businesses underwrite more than $7.5 billion of premium per annum. It employs more than 16,000 people of which around 11,000 are in Australia. It sells insurance under many leading brands including NRMA Insurance, CGU, SGIO and SGIC (Australia); NZI and State (NZ); Equity Red Star and Hastings Direct (UK); and NZI and Safety (Thailand). For further information please visit www.iag.com.au

MEDIA RELATIONS
Carolyn McCann
T 02 9292 9557
M 0411 014 126
E carolyn.mccann@iag.com.au

INVESTOR RELATIONS
Michael Woods
T 02 9292 3156
M 0411 012 220
E michael.woods@iag.com.au

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

82-34821

Insurance Australia Group

Australian Securities and Investments Commission
Level 18, No 1 Martin Place
SYDNEY
NSW 2000

23 October 2007

IAG Executive Performance Rights Plan Offer

Dear Sir,

We attach, pursuant to the relevant ASIC class orders, copies of the IAG Executive Performance Rights Plan Offer documents:

1. IAG Share and Performance Award Rights Trust Deed and Terms applicable to IAG Executive Performance Rights Offer;
2. Financial Services Guide (FSG);
3. Executive Performance Rights Explanatory Booklets and Taxation Summaries;
4. Invitation to eligible employees;
5. Offer website.

The offer was made to eligible IAG and IMA employees on Wednesday 17 October 2007. All eligible employees were given the opportunity to respond to the Offer online or by paper.

Yours sincerely,

Francis Giordano
Deputy Company Secretary

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

TRUST DEED, AS AMENDED TO [INSERT DATE]

Date: [EXECUTED ON 12 FEBRUARY 2001]

Parties: **INSURANCE AUSTRALIA GROUP LIMITED ("IAGL") (ABN 60 090 739 923)** of 388 George Street, Sydney, NSW
and
IAG SHARE PLAN NOMINEE PTY LIMITED (ABN 52 095 125 152) of 388 George Street, Sydney, NSW

Recitals:

A. IAGL wishes to establish a trust to give Employees selected by the Board and Non-Executive Directors of IAGL the opportunity to have greater involvement with, and share in the future growth and profitability of, the Group.

B. The Trustee has agreed to act as the first trustee of the Trust and has agreed to hold shares in relation to the Plan on the terms and conditions set out in this deed.

Operative provisions:

1 Definitions and interpretation

1.1 The following words and phrases have these meanings in this deed unless the contrary intention appears:

Acceptance Date means the date the Trustee makes a resolution in accordance with clause 4.5, 5.5, 6.5 7.5, 7A.5 or 7B.5 as appropriate, in relation to an offer.

Account of a Participant means an account referred to in clause 10.

Accretion means any accretion, dividend, distribution, entitlement, benefit or right of whatever kind whether cash or otherwise which is issued, declared, paid, made, arises or accrues directly or indirectly to or in respect of a Share including, without limitation, any such entitlement relating to a subdivision, consolidation or other reconstruction, any rights issue, bonus issue, Entitlements Offer, or distribution from any reserve of IAGL and any reduction of capital.

Allocation Share means a Share allocated under clause 5.

Allocation Share Plan means the terms of the Trust as they apply to Allocation Shares.

Application Form means a form to offer to acquire Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares, Deferred Shares, Benefit Shares, Deferred Award Rights, Performance Award Rights or Executive Performance Rights, as appropriate, under the Plan in the form determined by the Board from time to time.

ASX means ASX Limited.

Auditor means any person registered as an auditor under the Corporations Act.

Benefit Share means a Share allocated under clause 7B.

Benefit Share Plan means the terms of the Trust as they apply to Benefit Shares.

Board means all or some of the Directors acting as a board of IAGL or, if the relevant powers or discretions have been delegated by the Board, the committee or individuals acting as delegates of the Board.

Bonus Equity Share means a Share allocated under clause 4.

Bonus Equity Share Plan means the terms of the Trust as they apply to Bonus Equity Shares.

Bonus Shares means the shares in respect of the Shares held by the Trustee on behalf of a Participant issued as part of a bonus issue to security holders of IAGL.

Cash Dividend means a dividend declared or paid with respect to Shares which is payable wholly in cash or, in the case of a dividend declared or paid with respect to Shares which is payable only partly in cash, that part of the dividend which is payable in cash.

Corporations Act means the Corporations Act 2001 (Cth).

Deferred Award Rights means the rights issued under clause 8A.

Deferred Award Rights Plan means the terms of the Trust as they apply to Deferred Award Rights.

Deferred Share means a Share allocated under clause 7A.

Deferred Share Plan means the terms of the Trust as they apply to Deferred Shares.

Director means a director of IAGL.

Employee means at the relevant time a permanent full time employee of a body corporate which is in the Group and a part time, fixed term or casual employee of the body corporate at that time (including a director of a body corporate in the Group who holds on a permanent full time or part time basis salaried employment in a body corporate which is in the Group).

Equity Share means a Share allocated under clause 6.

Equity Share Plan means the terms of the Trust as they apply to Equity Shares.

Entitlements Offer means an offer to subscribe for or otherwise acquire issued or unissued securities, whether of IAGL or any other body.

Event means, in relation to any grant or award made under a Plan before [*insert date of amendment*]:

(a) a takeover bid is made to the holders of issued ordinary fully paid shares in IAGL (other than as a result of an allotment or transfer approved by the Board);

(b) a statement is lodged with the ASX to the effect that a person and any of the entities controlled by or on behalf of them together with any associates has become entitled to not less than 30% of the total number of votes attaching to voting shares in IAGL (other than as a result of an allotment or transfer approved by the Board);

(c) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAGL or its amalgamation with any other companies;

(d) IAGL passes a resolution for voluntary winding up; or

(e) an order is made for the compulsory winding up of IAGL; and

Event means, in relation to any grant or award made under a Plan on or after [*insert date of amendment*]:

(a) a bona fide takeover bid is made to the holders of issued ordinary fully paid shares in IAGL;

(b) a statement is lodged with the ASX to the effect that a person and any of the entities controlled by or on behalf of them together with any associates has become entitled to not less than 30% of the total number of votes attaching to voting shares in IAGL (other than as a result of an allotment or transfer approved by the Board);

(c) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAGL or its amalgamation with any other companies;

(d) IAGL passes a resolution for voluntary winding up;

(e) an order is made for the compulsory winding up of IAGL; or

(f) there is a sale of at least 51% of the business or assets by book value of the Group other than to a member of the Group.

Executive means an Employee whom the Board determines to be in an executive position.

Executive Performance Rights means the rights granted under clause 8B.

Executive Performance Rights Plan means the terms of the Trust as they apply to Executive Performance Rights.

Executive Performance Shares means Shares allocated by the Trustee and held by the Trustee for the benefit of a Holder upon exercise of Executive Performance Rights.

Group means IAGL and each body corporate that is a subsidiary of IAGL under Division 6 of Part 1.2 of the Corporations Act.

Listing Rules means the Listing Rules of ASX as published from time to time, as amended by either a ruling or waiver given by the ASX to IAGL.

NED Share means a Share allocated under clause 7.

NED Share Plan means the terms of the Trust as they apply to NED Shares.

Net Income means, in respect of a financial year of the Trust, an amount which the Trustee determines to be the "net income" (as defined in Section 95 of the *Income Tax Assessment Act 1936*) of the Trust for the Year of Income.

IAGL means Insurance Australia Group Limited (ABN 60 090 739 923).

IAGL shares or **shares** means fully paid ordinary shares in the capital of IAGL.

Non-Executive Director means a Director who is not an Executive.

Offer Closing Date means the date for receipt of Applications by Executives to participate in the Performance Award Rights Plan, Deferred Award Rights Plan or Executive Performance Rights Plan (as the case may be) as specified in the Application Form.

Participant means a Participating Employee (including an Executive) or Participating Director, or both of these, as appropriate.

Participating Director means a Non-Executive Director who is participating, or who has been invited and has applied to participate, in the Plan in accordance with clause 7.

Participating Employee means an Employee (including an Executive) who is participating, or who has been invited and has applied to participate, in the Plan in accordance with clause 4, 5, 6, 7A, 7B, 8, 8A and 8B.

Performance Award Rights means the rights issued under clause 8.

Performance Award Rights Plan means the terms of the Trust as they apply to Performance Award Rights.

Plan means one or all of the Bonus Equity Share Plan, Allocation Share Plan, Equity Share Plan, NED Share Plan, Deferred Share Plan

or Benefit Share Plan, the Performance Award Rights Plan and the Executive Performance Rights Plan, as the context requires.

Restriction Period means, in respect of a Plan, the period specified by the Board at the time of the invitation referred to in clause 4.1 or 5.1, 6.1, 7.1, 7A.1 or 7B.1 as appropriate.

Retirement in relation to a Participating Employee means retirement by the Participating Employee from employment of any body corporate in the Group at age 55 or over.

Shares means:

(a) the ordinary fully paid shares in the capital of IAGL or any other financial instrument or security allocated to a Participant in accordance with clauses 4, 5, 6, 7, 7A, 7B, 8, 8A and 8B of this deed; and

(b) Bonus Shares which are deemed to be Shares by virtue of the terms of Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares, Deferred Shares, Benefit Shares, Performance Award Rights, Deferred Award Rights or Executive Performance Rights.

Share Rights means any rights to acquire shares or securities issued or to be issued by IAGL.

Tax means all kinds of taxes, duties, imposts, deductions, charges and withholdings imposed by a government, together with interest and charges.

Transaction Costs means, in respect of a Share, the Trustee's estimate of the reasonable cost that the Trustee would incur if the Trustee had acquired the share on market on the date of allocation of the Share.

Total and Permanent Disablement in relation to a Participant means that the Participant has, in the opinion of the Board:

(a) after considering such medical and other evidence as it sees fit, become incapacitated to such an extent as to render the Participant unlikely ever to engage in any occupation for which he or she is reasonably qualified by education, training or experience;

(b) been continuously absent from all active work for a period of at least six months and has been required to participate in a rehabilitation program; or

(c) been classified as having total and permanent invalidity or disability in accordance with the superannuation provision relevant to any Participant.

Trust means the trust established by this deed.

Trustee means initially IAG Share Plan Nominee Pty Limited and thereafter means the trustee from time to time of the Trust.

Year of Income means a period of 12 months ending on 30 June in any year and includes the period commencing on the date of this deed and terminating on the next 30 June and the period ending on the date of termination of the Trust and commencing on the preceding 1 July.

1.2 In this deed, unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) a reference to a recital, this deed or a clause means the recital, this deed or the clause as amended from time to time in accordance with this deed;

(c) a reference to a rule, statute, or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(d) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

1.3 Headings are inserted for convenience and do not affect the interpretation of this deed.

2 Establishment of Trust

2.1 IAG Share Plan Nominee Pty Limited is hereby appointed by IAGL and agrees to act as Trustee of the Trust on the terms of this deed.

2.2 The Trust comes into operation on the date of the first contribution of capital to the Trust by IAGL.

2.3 The Trust shall be known as The IAG Share and Rights Plans Trust.

3 Trustee

Nature, appointment and removal

3.1 The Trustee ceases to be the Trustee when:

(a) either:

(i) the Trustee gives notice in writing to IAGL that it wishes to retire as Trustee; or

(ii) IAGL serves notice in writing on the Trustee that it is removed as Trustee of the Trust; and

(b) a new Trustee is appointed.

3.2 On the retirement or removal of the Trustee, IAGL may appoint such new Trustee as it thinks fit.

Transfer of assets

3.3 On a change of Trustee, the retiring Trustee must execute all transfers, deeds or other documents necessary to transfer assets into the name of the new Trustee.

Powers of Trustee

3.4 Subject to this deed, the Trustee has all the powers in respect of the Trust that it is legally possible for a Trustee to have as a body corporate and, for the avoidance of doubt, these powers are in addition to all the powers invested in trustees by the *Trustee Act 1925 (NSW)* and (to the maximum extent permitted by law) are not subject to any restrictions on the powers of trustees that may be imposed under the *Trustee Act 1925 (NSW)*. For example the Trustee has the following powers:

(a) to enter into and execute all contracts, deeds and documents and do all acts or things which it deems expedient for the purpose of giving effect to and carrying out the trusts, powers and discretions conferred on the Trustee by this deed;

(b) to subscribe for, purchase or otherwise acquire and to sell or otherwise dispose of property, rights or privileges which the Trustee is authorised to acquire or dispose of on terms and conditions which it thinks fit;

(c) to appoint and, at its discretion, remove or suspend custodians, trustees, managers, servants and other agents, determine the powers and duties to be delegated to them, pay such remuneration to them as it thinks fit and any person so employed or engaged is deemed for the purpose of the deed to be employed or engaged by the Trustee;

(d) to institute, conduct, defend, compound or abandon any legal proceeding concerning the Trust and also to settle or compromise and allow time for payment or satisfaction of any debts due and of any claims or demands by or against the Trustee in respect of the Trust;

(e) to refer any claim or demand by or against the Trustee in respect of the Trust to arbitration and observe and perform awards;

(f) to make and give receipts, releases and other discharges for money payable to the Trust;

(g) to open bank accounts and to retain on current or deposit account at any bank any money which it considers proper and to make regulations for the operation of those bank accounts including the signing and endorsing of cheques;

(h) to sell any Share Rights and apply the proceeds of sale in accordance with this deed;

(i) to take and act upon the advice or opinion of any legal practitioner (whether in relation to the interpretation of this deed, any other document or statute or as to the administration

of the trusts hereof) or any other professional person and whether obtained by the Trustee or not, without being liable in respect of any act done by it in accordance with such advice or opinion;

(j) to determine who is entitled to sign on the Trustee's behalf receipts, acceptances, endorsements, releases, contracts and documents; and

(k) generally to do all acts and things which the Trustee considers necessary or expedient for the administration, maintenance and preservation of the Trust and in performance of its obligations under this deed.

Instructions by Participants

3.5 For the purposes of this deed, the Trustee is entitled to regard as valid an instruction, consent or other authorisation given or purported to be given by a Participant, whether in writing and signed by or purporting to be signed by the Participant or in any other form approved by the Board.

Remuneration of Trustee

3.6 The Trustee is not entitled to receive from the Trust any fees, commission or other remuneration in respect of its office, but IAGL may pay to the Trustee from IAGL's own resources such fees and reimburse such expenses incurred by the Trustee as IAGL and the Trustee agree from time to time. The Trustee is entitled to retain for its own benefit any such fee or reimbursement.

3.7 Further, the Trustee must not levy any fees or charges for operating and administering the Trust. However, reimbursement may be sought from Participants for any reasonable third party transfer or withdrawal costs or charges, as specified by the Board from time to time, in relation to the exercise of Deferred Award Rights, Performance Award Rights or Executive Performance Rights or the withdrawal of Executive Performance Shares.

No security

3.8 Neither the Trustee nor IAGL may use as security the Shares held by the Trustee on behalf of a Participant.

Conflict of interest

3.9 A person who is a director of the Trustee may, except where prohibited by the Corporations Act, act in that capacity notwithstanding a conflict of interest or duty.

3A Maximum number of shares issued under a Plan Trustee

Allocation Shares, Equity Shares, Bonus Equity Shares, NED Shares, Deferred Shares, Benefit Shares and Shares over which Performance Award Rights, Deferred Award Rights or Executive Performance Rights are granted must not be issued by IAGL, if immediately following the proposed issue:

(a) the number of Shares proposed to be issued; plus

(b) the number of Allocation Shares, Equity Shares, Bonus Equity Shares, NED Shares, Deferred Shares, Benefit Shares and Shares over which Performance Award Rights, Deferred Award Rights or Executive Performance Rights issued by IAGL for a Plan in the period of 5 years preceding the time of the proposed issue; plus

(c) the number of shares issued by IAGL for every other employee incentive scheme of IAGL in the period of 5 years preceding the time of the proposed issue; plus

(d) the number of shares that would be issued if all options issued for every other employee incentive schemes of IAGL in the period of 5 years preceding the time of the proposed issue by IAGL of Shares for this Plan were exercised (excluding those Share Rights issued under employee incentive schemes of IAGL which have lapsed),

would exceed 5% of the number of Shares of IAGL immediately following the proposed issue.

4 Grant of Bonus Equity Shares

Participation

4.1 In its absolute discretion, the Board may invite an Employee to participate in the Plan and invite the Employee to make an offer to the Trustee for Bonus Equity Shares. In determining the number of Bonus Equity Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Bonus Equity Shares.

Terms of Bonus Equity Shares

4.2 Bonus Equity Shares allocated under this Plan must be on the terms set out in ***schedule 1*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Participating Employee

4.3 A Participating Employee is not liable to make any payment on acceptance of an offer for Bonus Equity Shares.

Offer

4.4 Following an invitation under clause 4.1, an offer by the Employee to the Trustee for Bonus Equity Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

4.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant Bonus Equity Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

4.6 By making the offer for Bonus Equity Shares, the Participating Employee agrees to be bound by the terms of this deed and the constitution of IAGL.

5 Grant of Allocation Shares

Participation

5.1 In its absolute discretion, the Board may invite an Employee to participate in the Plan and invite the Employee to make an offer to the Trustee for Allocation Shares. In determining the number of Allocation Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Allocation Shares.

Terms of Allocation Shares

5.2 Allocation Shares allocated under this Plan must be on the terms set out in ***schedule 2*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Participating Employee

5.3 A Participating Employee is not liable to make any payment on acceptance of an offer for Allocation Shares.

Offer

5.4 Following an invitation under clause 5.1, an offer by the Employee to the Trustee for Allocation Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

5.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant Allocation Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

5.6 By making the offer for Allocation Shares, the Participating Employee agrees to be bound by the terms of this deed and the constitution of IAGL.

6 Grant of Equity Shares

Participation

6.1 In its absolute discretion, the Board may invite an Employee to participate in the Plan and invite the Employee to make an offer to the Trustee for Equity Shares. In determining the number of Equity Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Equity Shares.

Terms of Equity Shares

6.2 Equity Shares allocated under this Plan must be on the terms set out in ***schedule 3*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Participating Employee

6.3 A Participating Employee is not liable to make any payment on acceptance of an offer for Equity Shares.

Offer

6.4 Following an invitation under clause 6.1, an offer by the Employee to the Trustee for Equity Shares must be made on an Application Form,

or in any other form approved by the Board, on or prior to the Acceptance Date.

6.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant Equity Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

6.6 By making the offer for Equity Shares, the Participating Employee agrees to be bound by the terms of this deed and the constitution of IAGL.

7 Grant of NED Shares

Participation

7.1 The Board may invite a Non-Executive Director to participate in the Plan and invite the Non-Executive Director to make an offer to the Trustee for NED Shares. In determining the number of NED Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the NED Shares.

Terms of NED Shares

7.2 NED Shares allocated under this Plan must be on the terms set out in ***schedule 4*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Non-Executive Director

7.3 A Non-Executive Director is not liable to make any payment upon the acceptance of an offer for NED Shares under the Plan.

Offer

7.4 Following an invitation under clause 7.1, an offer by the Non-Executive Director to the Trustee for NED Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

7.5 The offer made by the Participating Director is accepted by the Trustee resolving to grant the NED Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Director.

7.6 By making the offer for NED Shares the Participating Director agrees to be bound by this deed and the constitution of IAGL.

7A Grant of Deferred Shares

Participation

7A.1 The Board may invite an employee to participate in the Plan and invite the employee to make an offer to the Trustee for Deferred Shares. In determining the number of Deferred Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Deferred Shares.

Terms of Deferred Shares

7A.2 Deferred Shares allocated under this Plan must be on the terms set out in ***schedule 6*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to the Participating Employee

7A.3 A Participating Employee is not liable to make any payment upon the acceptance of an offer for Deferred Shares under the plan.

Offer

7A.4 Following an invitation under clause 7A.1, an offer by the Participating Employee to the Trustee for Deferred Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

7A.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant the Deferred Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

7A.6 By making the offer for Deferred Shares the Participating Employee agrees to be bound by this deed and the constitution of IAGL.

Dealing with deferred shares

7A.7 The Board may determine that the terms of issue of the Deferred Shares provide for the circumstances when a Participating Employee may assign, transfer, sell, encumber or otherwise deal with a Deferred Share.

7B Grant of Benefit Shares

Participation

7B.1 The Board may invite an employee to participate in the Plan and invite the employee to make an offer to the Trustee for Benefit Shares. In determining the number of Benefit Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Benefit Shares.

Terms of Benefit Shares

7B.2 Benefit Shares allocated under this Plan must be on the terms set out in ***schedule*** *7* of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to the Participating Employee

7B.3 A Participating Employee is not liable to make any payment upon the acceptance of an offer for Benefit Shares under the plan.

Offer

7B.4 Following an invitation under clause 7B.1, an offer by the Participating Employee to the Trustee for Benefit Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

7B.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant the Benefit Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

7B.6 By making the offer for Benefit Shares the Participating Employee agrees to be bound by this deed and the constitution of IAGL.

Dealing with Benefit shares

7B.7 The Board may determine that the terms of issue of the Benefit Shares provide for the circumstances when a Participating Employee may assign, transfer, sell, encumber or otherwise deal with a Benefit Share.

8 Grant of Performance Award Rights

Invitation to participate

8.1 In its absolute discretion, the Board may invite an Executive to participate in the Plan and invite the Executive to make an offer to the Trustee for Performance Award Rights.

8.2 In determining whether to make an invitation to an Executive under clause 8.1 and determining the terms of such invitation, the Board may have regard to:

(a) the position in IAGL held or to be held by the Executive;

(b) the Executive 's length of service with IAGL;

(c) the contribution made by the Executive to IAGL;

(d) the potential contribution to be made by the Executive to IAGL; and

(e) any other matters which the Board considers relevant.

Terms of Rights

8.3 The Performance Award Rights granted under this Plan must be on the terms set out in ***schedule 5*** of this deed, unless the Board determines otherwise in its absolute discretion.

Offer

8.4 The offer by the Executive to the Trustee for Performance Award Rights must be made on an Application Form and include the following details:

(a) the name of the Executive;

(b) the nature and number of Performance Award Rights being offered;

(c) the closing date for the offer of the Performance Award Rights; and

(d) the terms of grant determined by the Board under clause 8.3.

8.5 To make an offer to the Trustee following an invitation to an Executive under clause 8.1, an Executive must:

(a) complete and sign the appropriate Application Form in respect of a number of Performance Award Rights which is not greater

than the number of Performance Award Rights which the Executive is invited to acquire and not less than the minimum number (if any) specified in the invitation; and

(b) return the completed and signed Application Form to the Trustee on or prior to the Offer Closing Date.

8.6 The offer made by an Executive for Performance Award Rights is accepted by the Trustee by resolving to grant the Rights in accordance with the Plan.

8.7 By making the offer for a Performance Award Right, the Executive agrees to be bound by this deed and the constitution of IAGL.

Legal personal representative

8.8 A legal personal representative of the Performance Award Right Holder may be recognised by the Trustee as a holder of an Performance Award Right Holder's Performance Award Rights in circumstances where either the Performance Award Right Holder has died or the Performance Award Right Holder's estate is liable to be dealt with under the laws relating to mental health, on the production to the Trustee of documents or other evidence which the Trustee may reasonably require to establish the entitlement of the legal personal representative.

8A Grant of Deferred Award Rights

Invitation to participate

8A.1 In its absolute discretion, the Board may invite an Executive to participate in the Plan and invite the Executive to make an offer to the Trustee for Deferred Award Rights.

8A.2 In determining whether to make an invitation to an Executive under clause 8A.1 and determining the terms of such invitation, the Board may have regard to:

(a) the position in IAGL held or to be held by the Executive;

(b) the Executive 's length of service with IAGL;

(c) the contribution made by the Executive to IAGL;

(d) the potential contribution to be made by the Executive to IAGL; and

(e) any other matters which the Board considers relevant.

Terms of Rights

8A.3 The Deferred Award Rights granted under this Plan must be on the terms set out in ***schedule 8*** of this deed, unless the Board determines otherwise in its absolute discretion.

Offer

8A.4 The offer by the Executive to the Trustee for Deferred Award Rights must be made on an Application Form and include the following details:

(a) the name of the Executive;

(b) the nature and number of Deferred Award Rights being offered;

(c) the closing date for the offer of the Deferred Award Rights; and

(d) the terms of grant determined by the Board under clause 8A.3.

8A.5 To make an offer to the Trustee following an invitation to an Executive under clause 8A.1, an Executive must:

(a) complete and sign the appropriate Application Form in respect of a number of Deferred Award Rights which is not greater than the number of Deferred Award Rights which the Executive is invited to acquire and not less than the minimum number (if any) specified in the invitation; and

(b) return the completed and signed Application Form to the Trustee on or prior to the Offer Closing Date.

8A.6 The offer made by an Executive for Deferred Award Rights is accepted by the Trustee by resolving to grant the Rights in accordance with the Plan.

8A.7 By making the offer for a Deferred Award Right, the Executive agrees to be bound by this deed and the constitution of IAGL.

Legal personal representative

8A.8 A legal personal representative of the Deferred Award Right Holder may be recognised by the Trustee as a holder of a Deferred Award Right Holder's Deferred Award Rights in circumstances where either the Deferred Award Right Holder has died or the Deferred Award Right Holder's estate is liable to be dealt with under the laws relating to mental health, on the production to the Trustee of documents or other evidence which the Trustee may reasonably require to establish the entitlement of the legal personal representative.

8B Grant of Executive Performance Rights

Invitation to participate

8B.1 In its absolute discretion, the Board may invite an Executive to participate in the Plan and invite the Executive to make an offer to the Trustee for Executive Performance Rights.

8B.2 In determining whether to make an invitation to an Executive under clause 8B.1 and determining the terms of such invitation, the Board may have regard to:

(a) the position in IAGL held or to be held by the Executive;

(b) the Executive 's length of service with IAGL;

(c) the contribution made by the Executive to IAGL;

(d) the potential contribution to be made by the Executive to IAGL; and

(e) any other matters which the Board considers relevant.

Terms of Rights

8B.3 The Executive Performance Rights granted under this Plan (and Executive Performance Shares allocated on vesting of the Executive Performance Rights) must be on the terms set out in ***schedule 9*** of this deed, unless the Board determines otherwise in its absolute discretion.

Offer

8B.4 The offer by the Executive to the Trustee for Executive Performance Rights must be made on an Application Form and include the following details:

(a) the name of the Executive;

(b) the nature and number of Executive Performance Rights being offered;

(c) the closing date for the offer of the Executive Performance Rights; and

(d) the terms of grant determined by the Board under clause 8B.3.

8B.5 To make an offer to the Trustee following an invitation to an Executive under clause 8B.1, an Executive must:

(a) complete and sign the appropriate Application Form in respect of a number of Executive Performance Rights which is not greater than the number of Executive Performance Rights which the Executive is invited to acquire and not less than the minimum number (if any) specified in the invitation; and

(b) return the completed and signed Application Form to the Trustee on or prior to the Offer Closing Date.

8B.6 The offer made by an Executive for Executive Performance Rights is accepted by the Trustee by resolving to grant the Rights in accordance with the Plan.

8B.7 By making the offer for an Executive Performance Right, the Executive agrees to be bound by this deed and the constitution of IAGL.

Legal personal representative

8B.8 A legal personal representative of the Executive Performance Right Holder may be recognised by the Trustee as a holder of an Executive Performance Right Holder's Executive Performance Rights in

circumstances where either the Executive Performance Right Holder has died or the Executive Performance Right Holder's estate is liable to be dealt with under the laws relating to mental health, on the production to the Trustee of documents or other evidence which the Trustee may reasonably require to establish the entitlement of the legal personal representative.

9 Acquisition and allocation of Shares by Trustee

Trustee to acquire or allocate shares for Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares, Deferred Shares, Benefit Shares, Deferred Award Rights, Performance Award Rights and Executive Performance Rights

9.1 Subject to the Trustee:

(a) receiving sufficient payment (whether being the proceeds of a loan provided to the Trustee by IAGL or payment from IAGL);

(b) having sufficient funds or shares in the Trust; or

(c) receiving or having sufficient funds or shares from a combination of (a) and (b) above,

the Trustee must allocate Shares to the Account established for the Participant in order to grant:

(d) Bonus Equity Shares under clause 4;

(e) Allocation Shares under clause 5;

(f) Equity Shares under clause 6;

(g) NED Shares under clause 7;

(h) Deferred Shares under clause 7A; or

(i) Benefit Shares under clause 7B.

9.2 The Trustee may acquire Shares for the purpose of granting Bonus Equity Shares, Allocation Shares, Equity Shares, Deferred Shares, Benefit Shares, NED Shares, and Executive Performance Shares and for the purpose of transferring Shares to Participants upon exercise of Deferred Award Rights and Performance Award Rights, from time to time. Shares acquired in accordance with this clause are to be registered in the name of the Trustee on acquisition.

Legal and beneficial interest of Participants in Shares

9.3 Shares allocated in accordance with clause 9.1 in order to grant Bonus Equity Shares, Allocation Shares, Equity Shares, Deferred Shares, Benefit Shares, NED Shares and Executive Performance Shares, and in order to permit a transfer of Shares to Participants upon exercise of Deferred Award Rights and Performance Award Rights must be held on the terms of this deed by the Trustee on behalf of the relevant Participant who is the beneficial owner of the Shares subject to the terms of the Plan under which the shares were allocated. All interests

and benefits to be held by the Trustee on behalf of a Participant under this deed are strictly personal to that Participant.

9.4 For avoidance of any doubt, a Participant has no legal or beneficial interest in a Share by virtue of acquiring or holding a Performance Award Right, Deferred Award Right or Executive Performance Right. The Participant's rights under the Performance Award Right, Deferred Award Right or Executive Performance Right are purely contractual and personal.

Rights of IAGL in Shares

9.5 Nothing in this deed confers or is intended to confer on IAGL, any charge, lien or any other proprietary right or proprietary interest in the Shares acquired by the Trustee under this clause 9 in relation to any Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares, Deferred Shares, Benefit Shares, Executive Performance Shares, Deferred Award Rights, Performance Award Rights or Executive Performance Rights. The rights of IAGL under this deed are purely contractual.

10 Accounts

10.1 The Trustee must open and maintain an account in respect of each Participant.

10.2 Each account must record:

(a) the number of Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares, Deferred Shares, Benefit Shares, Executive Performance Shares, Performance Award Rights, Deferred Award Rights and Executive Performance Rights which each relevant Participant has been granted or to which they are entitled, as appropriate;

(b) the date of acquisition of Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares, Deferred Shares, Benefit Shares, Executive Performance Shares, Performance Award Rights, Deferred Award Rights or Executive Performance Rights which each relevant Participant has been granted or to which they are entitled as appropriate; and

(c) the number of Bonus Shares (if any) to which each Participant is entitled.

11 Payments

11.1 Subject to the terms of this deed, the Trustee may make any payment in relation to Shares to a Participant in the manner directed by the Participant, or otherwise as the Trustee determines is appropriate, including, but not limited to, dividends and returns of capital.

11.2 Subject to the terms of this deed, the Trustee may deduct from any amount to be paid to a Participant an amount on account of Tax payable or anticipated to become payable by the Trustee, including by

the Trustee on behalf of the Participant directly or indirectly in relation to a Share held on behalf of the Participant.

12 Notices

12.1 Any notice to be given by the Trustee shall be deemed to have been duly given if:

(a) sent by electronic mail; or

(b) sent by ordinary prepaid mail,

and shall be deemed to have been served:

(c) if sent by electronic mail or delivered, at the time of delivery or sending;

(d) if posted, three days after the date of posting, excluding Saturdays, Sundays and public holidays but, if the address of any Participant is outside Australia, then 7 days shall be substituted for three days for any notice given to or by that Participant.

12.2 Delivery, transmission and postage shall be to the address of any Participant as indicated on the application form or such other address as the Trustee or any Participant may notify to the other.

13 Audit

13.1 The Trustee shall keep or cause to be kept true accounts of all sums of money received and expended by or on behalf of the Trust and the matters in respect of which such receipt and expenditure takes place and of all sales and purchases of shares and of the assets and liabilities of the Trust.

13.2 The books of account of the Trust shall be maintained at the registered office of IAGL and shall be available for inspection by Participants during normal business hours free of charge upon prior written request.

13.3 The Trustee shall appoint an Auditor of the Trust.

13.4 The Trustee shall cause the books of account to be audited annually by the Auditor of the Trust.

13.5 The Trustee must ensure that the Auditor of the Trust has access to all papers, accounts and documents concerned with or relating to the Trust.

14 Income and capital distributions

Bonus Equity Shares

14.1 A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Bonus Equity Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee; and

(c) transactions or events related to Bonus Equity Shares or property related to or arising from Bonus Equity Shares held by the Trustee on behalf of the Participating Employee.

Allocation Shares

14.2 A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Allocation Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee; and

(c) transactions or events related to Allocation Shares or property related to or arising from Allocation Shares held by the Trustee on behalf of the Participating Employee.

Equity Shares

14.3 A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Equity Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee; and

(c) transactions or events related to Equity Shares or property related to or arising from Equity Shares held by the Trustee on behalf of the Participating Employee.

NED Shares

14.4 A Participating Director is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the NED Shares held by the Trustee on behalf of the Participating Director;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Director; and

(c) transactions or events related to NED Shares or property related to or arising from NED Shares held by the Trustee on behalf of the Participating Director.

Deferred Shares

14.4A A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Deferred Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee;

(c) transactions or events related to Deferred Shares or property related to or arising from Deferred Shares held by the Trustee on behalf of the Participating Employee.

Benefit Shares

14.4B A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Benefit Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee;

(c) transactions or events related to Benefit Shares or property related to or arising from Benefit Shares held by the Trustee on behalf of the Participating Employee.

Executive Performance Shares

14.4C A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Executive Performance Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sale arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee;

(c) transactions or events related to Executive Performance Shares or property related to or arising from Executive Performance Shares held by the Trustee on behalf of the Participating Employee.

Balance of Net Income

14.5 The balance of the Net Income of the Trust for a Year of Income to which no Participant is presently entitled in accordance with clauses 14.1, 14.2, 14.3, 14.4, 14.4A or 14.4B may, subject to compliance with any restrictions applicable by statute, common law or equity or the Listing Rules, be applied, in whole or in part, for the benefit of one or more of the following beneficiaries as the Trustee thinks fit:

(a) an Employee (other than a director of a body corporate in the Group);

(b) a Participant (other than a director of a body corporate in the Group);

(c) a provident, benefit, superannuation or retirement fund established and maintained by IAGL;

(d) an employee share or option trust established for the benefit of all or any Employees of IAGL;

(e) a trust established and maintained for the benefit of all or any Employees of IAGL; or

(f) any charity nominated by the Trustee.

14.6 The balance of the Net Income of the Trust for a Year of Income to which no Participant is presently entitled in accordance with clause 14.1, 14.2, 14.314.4, 14.4A or 14.4B and not applied in accordance with clause 14.5 may be accumulated by the Trustee as an Accretion to the Trust.

14.7 The Trustee may, prior to the termination of the Trust as set out in clause 19.1, if it thinks fit, apply that part of the capital of the Trust to which no Participant would be entitled as set out in clause 19 if the Trust was terminated at that time, in one or more of the following:

(a) in payment of any costs and expenses incurred by the Trustee in the execution or purported execution of the Trust or any of the powers, authorities or discretions vested in the Trustee; or

(b) for the benefit of any of the following beneficiaries as the Trustee thinks fit:

(i) an Employee;

(ii) a Participant; or

(iii) a provident, benefit, superannuation or retirement fund established and maintained by IAGL.

15 Amendment

15.1 Subject to clauses 15.2 and 15.3, IAGL may at any time by written instrument or by resolution of the Board, amend all or any of the provisions of this deed (including this clause 15).

15.2 No amendment of the provisions of this deed is to reduce the rights of any Participant in respect of Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares, Deferred Shares, Benefit Shares, Executive Performance Shares, Performance Award Rights Deferred Award Rights or Executive Performance Rights credited to the Account of the Participant prior to the date of the amendment, other than an amendment introduced primarily:

(a) to enable the Trustee or IAGL to take into account any changes to the system of taxation in Australia, including any proposed changes to the system of taxation in Australia, as a result of the Government's adoption of any recommendations made in the

Report of the Review of Business Taxation submitted to the Government by the Ralph Committee;

(b) for the purpose of complying with or conforming to present or future State, Territory or Commonwealth legal requirements governing or regulating the maintenance or operation of the Plan or like plans;

(c) to correct any manifest error or mistake;

(d) to enable contributions or other amounts paid by any body corporate in the Group to the Trust to qualify as income tax deductions for that body corporate or any other body corporate in the Group; or

(e) to enable the Trustee or any body corporate in the Group to comply with the Corporations Act or the Listing Rules.

15.3 No amendment may be made except in accordance with and in the manner (if any) stipulated by the Listing Rules.

15.4 Subject to the above provisions of this clause 15, any amendment made pursuant to clause 15.1 may be given such retrospective effect as is specified in the written instrument or resolution by which the amendment is made.

16 Obligations and indemnity of the Trustee

16.1 Without derogating from the right of indemnity given by law to trustees, IAGL hereby covenants with the Trustee that it will indemnify and keep indemnified the Trustee in respect of all liabilities, costs and expenses incurred by the Trustee in the execution or purported execution of the Trust or any of the powers, authorities or discretions vested in the Trustee and from and against all actions, proceedings, costs, claims and demands in respect of any matter or thing done or omitted other than a claim arising out of the Trustee's negligence, dishonesty or the Trustee wilfully or knowingly being a party to a breach of trust.

16.2 The Trustee shall not be under any liability whatsoever except for its negligence, dishonesty, fraud or wilful default or except for the negligence, default or wilful breach of trust committed by any of its employees or agents acting as such.

16.3 Subject to clause 16.4, nothing in clause 16.1 enables the Trustee to recover any liabilities, costs and expenses from any Participant.

16.4 The Trustee is entitled to be indemnified by a Participant in respect of any Tax payable by the Trustee in respect of Shares held by the Trustee on behalf of the Participant.

16.5 Except as expressly provided in this deed, the Trustee will have no right of indemnity from a Participant personally.

17 Administration of the Plan

17.1 The Plan will be administered by the Trustee and the Board in accordance with this deed. The Board may make further rules for the operation of the Plan which are consistent with this deed.

17.2 Any power or discretion which is conferred on the Board by this deed must be exercised by the Board in the interests or for the benefit of IAGL, and the Board is not, in exercising any such power or discretion, under any fiduciary or other obligation to any other person.

17.3 Any power or discretion which is conferred on the Board by this deed may be delegated by the Board to a committee consisting of such Directors and/or other officers and/or employees of IAGL or a related body corporate of IAGL or to a third party and for such periods and on such conditions as the Trustee, IAGL or the Board, as the case may be, thinks fit.

17.4 The decision of the Board as to the interpretation, effect or application of this deed will be final and conclusive.

17.5 The Trustee and IAGL may each, from time to time, require a Participant to complete and return such other documents as may be required by law to be completed by the Participant or such other documents which the Trustee or IAGL considers should, for legal or taxation reasons, be completed by the Participant.

17.6 The Board may from time to time suspend the operation of the Plan and may at any time cancel the Plan. The suspension or cancellation of the Plan will not prejudice the existing rights of Participants.

18 Rights of Participants

18.1 Except as expressly provided in this deed, nothing in this deed:

(a) confers on any Employee the right to receive any Shares;

(b) confers on any Participant the right to continue as an employee of any body corporate in the Group;

(c) affects any rights which any body corporate in the Group may have to terminate the employment of any Employee;

(d) may be used to increase damages in any action brought against any body corporate in the Group in respect of any such termination; or

(e) confers on an Executive or Employee any expectation to become a Participant.

19 Termination of Trust

19.1 The Trust will terminate and be wound up as provided below upon the first to occur of the following events:

(a) an order being made or an effective resolution being passed for the winding up of IAGL (other than for the purpose of amalgamation or reconstruction);

(b) the Board determining that the Trust is to be wound up; and

(c) the day before the 80th anniversary of the date of this deed.

19.2 If the Trust is terminated, the Trustee must transfer to each Participant the Bonus Equity Shares, Allocation Shares, Equity-Shares, Deferred Shares, Benefit Shares, NED Shares and Executive Performance Shares standing to the credit of the Account of the Participant.

19.3 The balance of the capital or income of the Trust to which no Participant is entitled in accordance with clause 14 may be applied in whole or in part for the benefit of one or more of the following beneficiaries as the Trustee thinks fit:

(a) an employee share or option trust established for the benefit of all or any Employees of IAGL;

(b) a provident, benefit, superannuation or retirement fund established and maintained by IAGL;

(c) a trust established and maintained for the benefit of all or any Employees of IAGL; or

(d) any charity nominated by the Trustee.

20 Sale and Indemnity

20.1 The Board may, at the time of offer of a Bonus Equity Share, Allocation Share, Bonus Equity Share, Deferred Share, Benefit Share or NED Share to a Participant, provide that the Participant is required to reimburse IAGL in the event that IAGL or any member of the Group is obliged to account for tax in connection with, or as a result of the grant or transfer of Bonus Equity Shares, Allocation Shares, Bonus Equity Shares, Deferred Shares, Benefit Shares or NED Shares to the Participant. The Board may determine the manner in which reimbursement is to occur, including without limitation by sale of the Shares held on behalf of the Participant.

21 Governing law, jurisdiction and process

21.1 This deed will be governed by the laws of New South Wales and will be construed and take effect in accordance with those laws.

EXECUTED as a deed

Execution page

THE COMMON SEAL of **INSURANCE AUSTRALIA GROUP LIMITED** is affixed in accordance with its constitution in the presence of:)

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Signature of authorised person

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Signature of authorised person

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Office held

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Office held

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Name of authorised person (block letters)

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Name of authorised person (block letters)

THE COMMON SEAL of **IAG Share Plan Nominee Pty Limited** is affixed in accordance with its constitution in the presence of:)

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Signature of authorised person

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Signature of authorised person

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Office held

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Office held

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Name of authorised person (block letters)

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Name of authorised person (block letters)

Schedule 1 - Bonus Equity Shares Terms

1. Registration of and beneficial interest in Bonus Equity Shares

1.1 Bonus Equity Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Bonus Equity Shares from the time of allocation.

1.2 By making an offer for Bonus Equity Shares in accordance with clause 4 of this deed, a Participating Employee agrees to be bound by the trust deed for the IAGL Bonus Equity Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** for a Bonus Equity Share means the period commencing at the date of allocation of the Bonus Equity Share in accordance with clause 4.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Board at the time of the invitation;

(b) the day the Participating Employee is no longer employed by any of the following:

(i) by a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Bonus Equity Share; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

3. Right to dividends

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Bonus Equity Shares.

4. Bonus Shares

4.1 Subject to term 4.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Bonus Equity Shares are deemed to be Bonus Equity Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Bonus Equity Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

(b) (i) written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting right

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Bonus Equity Shares held by the Trustee on behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Bonus Equity Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a Bonus Equity Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with a Bonus Equity Share or any legal or beneficial interest in a Bonus Equity Share:

(a) unless and until the Bonus Equity Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Employee wishes to arrange through the Trustee the sale of all of the Bonus Equity Shares held by the Trustee on behalf of the Participating Employee; or

(b) give the Trustee a notice to transfer the Bonus Equity Shares held on behalf of the Participating Employee to the Participating Employee.

12.4 Where the Trustee sells the Bonus Equity Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Bonus Equity Shares;

(b) may sell the Bonus Equity Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Bonus Equity Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the Bonus Equity Shares to the Participating Employee within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer Bonus Equity Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 Bonus Equity Shares allocated to a Participating Employee will be forfeited if the employment of the Participating Employee is terminated for serious misconduct involving dishonesty.

14. Early Release

14.1 A Participating Employee suffering financial hardship may apply to the Board for early release of Shares from the Trust. The Board may then, in its absolute discretion, determine that the Shares be released.

Schedule 2 - Allocation Shares Terms

1. Registration of and beneficial interest in Allocation Shares

1.1 Allocation Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Allocation Shares from the time of allocation.

1.2 By making an offer for Allocation Shares in accordance with clause 5 of this deed, a Participating Employee agrees to be bound by the trust deed for the Allocation Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** for an Allocation Share means the period commencing at the date of allocation of the Allocation Share in accordance with clause 5.5 and ending on the earliest of:

(a) the end of the day before the fifth anniversary of the allocation of the Share;

(b) the day the Participating Employee is no longer employed by <u>any</u> of the following:

(i) a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Allocation Shares; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

3. Right to dividends

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Allocation Shares.

4. Bonus Shares

4.1 Subject to term 4.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Allocation Shares are deemed to be Allocation Shares for the purposes of this deed.

4.4 The Allocation Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Allocation Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

b) (i)written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Share Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after

deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting right

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of

the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Allocation Shares held by the Trustee n behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Allocation Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with an Allocation Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with an Allocation Share or any legal or beneficial interest in an Allocation Share:

(a) unless and until the Allocation Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Employee wishes to arrange through the Trustee the sale of all of the Allocation Shares held by the Trustee on behalf of the Participating Employee; or

(b) give the Trustee a notice to transfer the Allocation Shares held on behalf of the Participating Employee to the Participating Employee.

12.4 Where the Trustee sells the Allocation Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Allocation Shares;

(b) may sell the Allocation Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Allocation Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the Allocation Shares to the Participating Employee within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer Allocation Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 Allocation Shares allocated to a Participating Employee will be forfeited if the Employee is no longer employed by any of the following <u>before</u> the second anniversary of the allocation:

(i) a member of the Group; or

(ii) unless the Board determines otherwise, the employer of the Participating Employee at the date of allocation of the Allocation Shares;

except for cessation caused by:

a) redundancy;

b) Retirement;

c) death; or

d) Total and Permanent Disablement.

14. Early Release

A Participating Employee suffering financial hardship may apply to the Board for early release of Shares from the Trust. The Board may, in its absolute discretion, determine that the Shares be released.

Schedule 3 - Equity Shares Terms

1. Registration of and beneficial interest in Equity Shares

1.1 Equity Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Equity Shares from the time of allocation.

1.2 By making an offer for Equity Shares in accordance with clause 6 of this deed, a Participating Employee agrees to be bound by the trust deed for the Equity Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** for a an Equity Share means the period commencing at the date of allocation of the Equity Share in accordance with clause 6.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Board at the time of the invitation;

(b) the day the Participating Employee is no longer employed by any of the following:

(i) a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Equity Shares; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

3. Right to dividends

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Equity Shares.

4. Bonus Shares

4.1 Subject to term 4.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf

of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Equity Shares are deemed to be Equity Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Equity Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

b) (i)written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Share Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Right sold equal to the aggregate price for each Share Right sold in a block of Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting right

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time

period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Equity Shares held by the Trustee on behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Equity Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with an Equity Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with an Equity Share or any legal or beneficial interest in an Equity Share:

(a) unless and until the Equity Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Employee wishes to arrange through the Trustee the sale of all of the Equity Shares held by the Trustee on behalf of the Participating Employee; or

(b) give the Trustee a notice to transfer the Equity Shares held on behalf of the Participating Employee to the Participating Employee.

12.4 Where the Trustee sells the Equity Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Equity Shares;

(b) may sell the Equity Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Equity Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the Equity Shares to the Participating Employee within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer Equity Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 Equity Shares allocated to a Participating Employee will be forfeited if the employment of the Participating Employee is terminated for serious misconduct involving dishonesty.

14. Early Release

A Participating Employee suffering financial hardship may apply to the Board for early release of Shares from the Trust. The Board may then, in its absolute discretion, determine that the Shares be released.

Schedule 4 - NED Shares Terms

1. Registration of NED Shares and beneficial interest in NED Shares

1.1 NED Shares allocated to the Participating Director under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Director will be the beneficial owner of the NED Shares from the time of allocation.

1.2 By making an offer for NED Shares in accordance with clause 7 of this deed, a Participating Director agrees to be bound by the terms of the trust deed for the IAGL NED Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** means, in respect of a NED Share, the period commencing at the date of allocation of the NED Share in accordance with clause 7.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Trustee at the time of the invitation (not being less than 12 months);

(b) the day the Participating Employee ceases to be a Director of IAGL; or

(c) the day determined by the Trustee as the result of the Trustee determining that an Event has occurred.

3. Right to dividends

3.1 A Participating Director is entitled to receive all Cash Dividends paid on their NED Shares.

4. Bonus Shares

4.1 Subject to term 4.2, a Participating Director is entitled to any Bonus Shares which accrue to the NED Shares held by the Trustee on behalf of that Participating Director.

4.2 The Bonus Shares must be registered in the name of the Trustee and held on trust by the Trustee on behalf of the Participating Director, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed;

(b) Bonus Shares issued in respect of NED Shares are deemed to be NED Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. **Share Rights**

5.1 The Trustee will send a notice to a Participating Director of any Share Rights which accrue to NED Shares held by the Trustee on behalf of that Participating Director.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Director may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

(b) (i) written instructions in the form (if any) described by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Director) to be the cost of transferring the shares or securities to the Participating Director.

5.3 If the Participating Director does not give a notice under term 5.2, the Trustee is entitled to sell the Share Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Director.

5.5 If the Trustee acquires, on behalf of the Participating Director, a specified number of shares or securities

pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Director. The Trustee may make it a condition of transfer that the Participating Director pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Director or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Director may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Director.

7. Voting rights

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Director as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL will enable, so far as practicable, relevant and lawful, the appointment of the Participating Director or the Participating Director's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes

attached to the Shares held by the Trustee on behalf of the Participating Director.

8. Right to attend, speak etc

8.1 The appointment of a Participating Director or the Participating Director's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Director or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Director nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Director will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of NED Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a NED Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Director must not assign, transfer, sell, encumber or otherwise deal with a NED Share or any legal or beneficial interest in a NED Share:

(a) unless and until the NED Share has been transferred to the Participating Director in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Director has until the day that is 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Director wishes to arrange through the Trustee the sale of all of the NED Shares held by the Trustee on behalf of the Participating Director; or

(b) give the Trustee a notice to transfer the NED Shares held on behalf of the Participating Director to the Participating Director.

12.4 Where the Trustee sells NED Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the NED Shares;

(b) may sell the NED Shares with other Shares (whether or not held on behalf of the Participating Director); and

(c) in relation to its obligation to pay the sale proceeds (if any) to the Participating Director may:

(i) deduct any costs of the sale before making a payment to the Participating Director; and

(ii) attribute a sale price to each NED Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the NED Shares to the Participating Director within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Director will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer NED Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 NED Shares allocated to a Participating Director will be forfeited if the Director is removed from office under Article 12.11 of the constitution of IAGL.

13.2 The Board may determine, for the purposes of an offer of NED Shares, that the NED Shares may be forfeited in the circumstances determined by the Board and notified to Participating Directors at the time of the offer.

Schedule 5 - Performance Award Rights Terms

1 Entitlement

1.1 Subject to term 7, each Performance Award Right entitles the Holder to acquire, credited as fully paid, one Share at an exercise price per Share of:

$$\frac{\$1}{\text{No of Performance Award Rights exercised}}$$

1.2 Subject to the Listing Rules, the Trustee must transfer Shares on exercise of a Performance Award Right in accordance with these Terms.

1.3 Shares transferred on the exercise of Performance Award Rights will rank pari passu with all existing Shares from the date of transfer and will be entitled in full to those dividends which have a record date for determining entitlements after the date of transfer of the Shares.

2 Conditions for exercise of Performance Award Rights

2.1 A Performance Award Right which is a Vested Right (which has not lapsed) may be exercised by a Participant at any time before the end of the Exercise Period for the Performance Award Right. The date the Exercise Period will end is described in Column 2 of the table set out below and depends on the status of the Participant at the relevant time as described in Column 1 of the table.

Status of the Participant	The Exercise Period for the Performance Award Right ends on
(i) **For a continuing Employee**	10 years after the date of the grant of the Performance Award Right
(ii) For a person who is no longer an Employee (other than due to serious misconduct involving dishonesty):	the day which is 90 days after the later of: (i) the end of the Performance Period; or

Status of the Participant	The Exercise Period for the Performance Award Right ends on
(1) within 2 years of the grant of the Performance Award Right due to: (i) Retirement; (ii) redundancy (iii) death; (iv) Total and Permanent Disablement; or (2) after 2 years from the date of grant of the Right.	(ii) the date on which the person is no longer an Employee, (but not later than 10 years after the date of the grant of the Performance Award Right).
(iii) (1) For a person who is no longer an Employee (other than due to serious misconduct involving dishonesty) within 2 years of the grant of the Performance Share Right for a reason other than due to:- (i) Retirement; (ii) redundancy; (iii) death; (iv) Total and Permanent Disablement	the day which is 90 days after the date on which the person is no longer an Employee, (but not later than 10 years after the date of the grant of the Performance Award Right).

2.2 A Performance Award Right will lapse depending on the status of the Participant (as described in Column 1 of the table below) at the time described in Column 2 of the table below.

Status of the Participant	The day on which the Performance Award Right lapses
(i) For a person who is no longer an Employee due to serious misconduct involving dishonesty.	the date of ceasing to be an Employee (irrespective of whether it is a Vested Right).
(ii) For a person who is no longer an Employee within 2 years of the grant of the Performance Award Right (otherwise than due to: (1) Retirement; (2) redundancy; (3) death; (4) Total and Permanent Disablement; (5) with the approval of the Board; or (6) serious misconduct involving dishonesty.)	if the Performance Award Right is not a Vested Right on the day the person is no longer an Employee, the date of ceasing to be an Employee.
(iii) in the case of any other person.	if at the end of the Performance Period for the Performance Award Right the Performance Award Right is not a Vested Right, the end of that Performance Period; or if at the end of the Exercise Performance Award Period for a Vested Right the Right is unexercised, the end of the Exercise Period.

2.2A The Performance Period for a Performance Award Right (which has not lapsed) commences on 3 years from the date of grant of the Performance Award Right and depending on the status of the Participant as described in Column 1 ends on the date described in Column 2 of the table set out below.

Status of Participant	Date on which the Performance Period Ends
(i) For a continuing Employee.	5 years from the date of grant of the Performance Award Right.
(ii) For a person who is no longer an Employee (other than due to serious misconduct involving dishonesty): (1) within 2 years at the date of grant of the Performance Award Right due to: (a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; or (e) with the approval of the Board. (2) 2 years after the date of grant of the Performance Award Right.	the later of: (i) 4 years from the date of grant of the Performance Award Right; or (ii) 12 months from ceasing to be an Employee (but not later than 5 years from the date of grant of the Performance Award Right).

2.3 A Performance Award Right will become a Vested Right if the Performance Hurdle for the Performance Award Right is satisfied in the Performance Period for the Performance Award Right and the Trustee gives notice to the Participant that the Performance Hurdle has been satisfied. The Trustee will notify Participants within 14 days of the end of the Test Day on which the Performance Hurdle for the Performance Award Right has been satisfied.

2.4 The Performance Hurdle for a Performance Award Right will be satisfied if the Total Shareholder Return for a Share on the Test Day exceeds the Hurdle Growth Amount for the Share for the Test Day.

2.5 The Hurdle Growth Amount for a Test Day an amount being the Initial Market Value of a Share on the date of issue of the Performance Award Right compounded annually at 10% per annum from the date of grant of the Performance Award Right to the Test Day.

2.6 The Board may determine the day or days in the Performance Period on which it will be determined if the Performance Award Right becomes a Vested Right.

2.7 Clauses 2.7 to 2.15 (inclusive) set out the basis to determine for a Performance Award Right the Total Shareholder Return for a Share on the relevant Test Day:

(a) **Total** Shareholder **Return for a Share** in respect of a Performance Award Right on a Test Day means the sum of:

(i) the Market Value of a Share on the Test Day;

(ii) the Market Value of all Related Shares on the Test Day which have accrued in respect of the Share or a Related Share on or before the Test Day; and

(iii) the value of all Related Property (other than Shares) on the Test Day which has accrued in respect of the Share or Related Share on or before the Test Day,

reduced by the amount (if any) referred to in term 2.10.

(b) **Related Share** means a Share, or fraction of a Share, which has accrued in respect of the Share or is deemed to have accrued in respect of the Share or the Related Share on or before the relevant day.

(c) **Related Property** means property described in term 2.9.

2.8 The Shares which accrue to a shareholder in respect of a Share or a Related Share for the purposes of term 2.7 include those Shares which the Board determines it is appropriate to treat as accruing to a shareholder in respect of a Share and Related Shares and unless the Board otherwise determines includes:

(a) all bonus issues made in respect of the Share or a Related Share;

(b) all Shares which would be acquired by a shareholder if the shareholder exercised all Share Rights and entitlements to acquire Shares which accrue to the shareholder in respect of the Share or the Related Share;

(c) all Shares which would be acquired by a shareholder if all dividends received in respect of the Share or Related Share, were:

(i) applied under a dividend reinvestment plan in acquiring further Shares; or

(ii) if a dividend reinvestment plan is not available in respect of the dividend, the dividend was applied in acquiring further Shares at the lowest buy price during the one week immediately following the date of payment of the dividend (without taking into account any brokerage, stamp duty or incidental costs of acquiring the Shares); and

(d) all Shares which would be acquired by a shareholder if all distributions in cash, other than dividends, were applied in acquiring Shares at the lowest buy price during the one week immediately following the date of payment of the distribution (without taking into account any brokerage, stamp duty or incidental costs of acquiring the Shares).

2.9 Related Property (other than a Share or Share Rights or entitlements in respect of Shares or dividend or distribution in cash in respect of Shares) which accrues to a shareholder in respect of a Share or a Related Share for the purposes of this term includes that property which the Board determines it is appropriate to treat as accruing in respect of a Share and Related Shares and unless the Board otherwise determines includes:

(a) all property (other than a Share or Share Rights or entitlements in respect of Shares) which would be acquired by a shareholder if all rights to acquire the property which would accrue in respect of the Share or a Related Share, were exercised by the shareholder; and

(b) all amounts paid or payable to the shareholder in respect of the Related Property.

2.10 The Total Shareholder Return for a Share is reduced by the aggregate amount which the shareholder would have been required to pay to exercise rights or entitlements to acquire a Share or Related Property which accrues in respect of the Share or a Related Share but does not include uncalled amounts payable after the relevant day or amounts which may become payable in respect of partly paid Shares after the relevant day.

2.11 The Board may determine an appropriate basis for valuation of Related Property (other than a Share or Share Rights or entitlements in respect of Shares) which accrues to a shareholder in respect of the Share or Related Share.

2.12 If the shareholder may make an election in respect of a Share, a Related Share or Related Property, the Board may determine the manner in which that election is to be treated for the purposes of determining the Total Shareholder Return for a Share.

2.13 In determining the Total Shareholder Return for a Share:

(a) no adjustment is made for liability to tax which may arise by virtue of holding a Share, Related Share or Related Property including (without limitation):

(i) any distributions in respect of a Share, Related Share or Related Property; or

(ii) any Share or Related Property which accrues to a shareholder; and

(b) all distributions made are treated as if made without any deduction from the distributions including (without limitation) any withholding tax.

2.14 For the purposes of determining the Share or fractions of a Share or property which accrue in respect of a Share, a Related Share or Related Property, the Board may take into account a fractional interest even if the terms on which the Share, Share Rights, entitlements or property accrue do not provide for fractional interest.

2.15 For the purpose of this term a determination by the Board of the Total Shareholder Return for a Share shall be binding and conclusive.

3 Notice to Participant

3.1 If before the end of the Performance Period for a Performance Award Right:

(a) a takeover bid is made to the holders of Shares (other than as a result of an allotment or transfer approved by the Board);

(b) a statement is lodged with the ASX to the effect that a person has become entitled to not less than 15% of the total number of votes attaching to voting shares in IAGL (other than as a result of an allotment or transfer approved by the Board);

(c) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAGL or its amalgamation with any other companies;

(d) IAGL passes a resolution for voluntary winding up; or

(e) an order is made for the compulsory winding up of IAGL,

and the Board gives a notice under this term the Performance Award Right will become a Vested Right.

4 Method of exercise of Performance Award Rights

4.1 A Performance Award Right is exercised by the holder lodging the notice of exercise of Performance Award Right and application for Shares, together with the exercise price (if any) and any applicable reimbursement amount (contemplated under clause 3.7 of the Trust Deed) for each Share to be transferred on exercise and the relevant Performance Award Right certificate, with the Company Secretary of IAGL or such other person as the Board designates.

4.2 Performance Award Rights must be exercised in multiples of 100, unless the Holder exercises all Performance Award Rights able to be exercised at that time. The exercise of some Rights only does not affect the Holder's right to exercise other Performance Award Rights at a later time. If the Holder exercises less than all Performance Award Rights represented by a certificate then IAGL will cancel the certificate and issue a new certificate for the balance.

5 No Transfers

Performance Award Rights may not be transferred.

6 Quotation of Performance Award Rights and Shares

Performance Award Rights will not be quoted on ASX. If the Shares to be transferred on exercise of Performance Award Rights are not already listed for official quotation and Shares of IAGL are listed at that time, IAGL will make application to ASX for official quotation of the Shares transferred on the exercise of Performance Award Rights as soon as practicable after the Shares are transferred.

7. Participation in future issues

Participation generally

7.1 A Participant may only participate in new issues of securities to holders of Shares if the Performance Award Right has been exercised, if that is permitted by its terms, and the Shares in respect of the Performance Award Right have been transferred before the record date for determining entitlements to the issue.

Bonus issues

7.2 If IAGL makes a bonus issue of shares or other securities pro rata to holders of Shares (other than an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) and no Shares have been transferred in respect of a Performance Award Right before the record date for determining entitlements to the bonus issue then the rights attaching to that Performance Award Right will be altered as follows:

(a) the number of Shares which the Holder is entitled to have transferred on exercise of the Performance Award Right (S) is determined by the formula:

$S = N + (N \times R)$

where:

N = The number of Shares per Performance Award Right which the Participant is entitled to have transferred on the record date to determine entitlements to the bonus issue.

R = The number of Shares (including fractions) offered under the bonus issue for each Share held.

the exercise price per share of a Performance Award Right will not be changed.

Share Rights issues

7.3 If IAGL makes an offer of ordinary shares pro rata to all or substantially all holders of Shares (whether or not an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) for a subscription price which is less than the market price and no Shares have been transferred in respect of a Performance Award Right before the record date for determining entitlements to the issue then the exercise price per Performance Award Right will not be changed.

The number of Shares which the participant is entitled to have transferred on exercise of the Performance Award Right will not change.

Aggregation

7.4 If Performance Award Rights are exercised simultaneously then the Holder may aggregate the number of shares or fractions of shares or other securities to which the Holder is entitled to have transferred under those Performance Award Rights. Fractions in the aggregate number only will be disregarded in determining the total entitlement to have transferred.

Reconstruction

7.5 In the event of any reconstruction of the issued ordinary capital of IAGL the number of shares attaching to each Performance Award Right will be reconstructed in the manner specified below. If the manner is not specified then the Board will determine the reconstruction. In any event the reconstruction will not result in any additional benefits being conferred on Holders which are not conferred on shareholders of IAGL (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital) and in all other respects the terms for the exercise of Rights will remain unchanged.

In the event of any consolidation or sub-division of shares or reduction or cancellation of capital then the reconstruction will be determined by the following formulae:

(i) Consolidation; and

(ii) Subdivision:

$$S = C \times \frac{B}{A};$$

(iii) Reduction of capital by return of share capital:

$$S = C;$$

(iv) Reduction of capital by cancellation of ordinary shares that is either lost or not represented by available assets:

$$S = C;$$

(v) Pro rata cancellation of fully paid ordinary shares (not within (c) or (d)):

$$S = C \times \frac{B}{A};$$

where:

A = The total number of Shares in issue before the capital reconstruction;

B = The total number of Shares in issue after the capital reconstruction;

C = The number of Shares which the Holder is entitled to have transferred on exercise of a Right before the reconstruction;

S = The number of Shares which the Holder is entitled to have transferred on exercise of a Performance Award Right after the reconstruction.

The exercise price per Performance Award Right will not be changed.

8 Lapse

A Holder may request that some or all of the Performance Award Rights held by that Holder lapse.

9 Liability for tax

9.1 If IAGL, or any company in the Group which is the employer or former employer of a Participant (**"Employer Company"**), is obliged as a result of a Participant exercising a Performance Award Right to account to any tax authority for income tax or employment taxes under any wage withholding or other arrangements or for any other tax, levy or charge of a similar nature (**"Tax"**), then the Employer

Company is entitled to be reimbursed by the Participant for the amounts paid to the tax authority.

9.2 Where term 9.1 applies, the Trustee is not obliged to transfer Shares to the Participant on exercise of their Performance Award Right unless IAGL is satisfied that arrangements have been made for reimbursement. The arrangements that IAGL may make include, without limitation, the sale of Shares acquired on exercise of the Participant's Performance Award Right.

10 Advice

IAGL must give notice to each Holder of any adjustment to the number of shares which the Holder is entitled to have transferred on exercise of a Performance Award Right or the exercise price per share in accordance with the Listing Rules.

11 Notices

Notices may be given by IAGL to the Holder in the manner prescribed by the constitution of IAGL for the giving of notices to members of IAGL and the relevant provisions of the constitution of IAGL apply with all necessary modification to notices to Holders. In addition, where the Board considers it appropriate, electronic notices may be given by IAGL to a Participant.

12 Interpretation

12.1 In this Schedule words and expressions which have a particular meaning under this deed have the same meaning and, in particular:

Holder means the holder of a Performance Award Right.

Hurdle Growth Amount for a Test Day means the amount calculated under term 2.5 for the Test Day.

Initial Market Value of a Share on a day means the weighted average of the prices at which Shares in that class were traded on the stock market of ASX during the one month period up to and including that day.

Listing Rules means the Listing Rules of ASX.

Market Value means, for a company (including IAGL) for a day, the average market value of a share in the company during

the one month period up to and including the day based on the daily closing price of the shares.

Participant means a Holder who is an Executive.

Performance Hurdle means the performance hurdle described in term 2.4.

Performance Period means the period described in term 2.2A.

Test Day means a day or days in the Performance Period determined by the Board under Clause 2.6.

Vested Right means a Performance Award Right that has become a Vested Right in accordance with terms 2.3 or 3.1.

12.2 In these terms unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) reference to a rule, a statute or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(c) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

12.3 Headings are inserted for convenience and do not affect the interpretation of these terms.

Schedule 6 - Deferred Share Terms

1. Registration of and beneficial interest in Deferred Shares

1.1 Deferred Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Deferred Shares from the time of allocation.

1.2 By making an offer for Deferred Shares in accordance with clause 7A of this deed, a Participating Employee agrees to be bound by the trust deed for the IAGL Deferred Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Interim Restriction Period** means the period commencing at the date of allocation of the Deferred Share in accordance with clause 7A.5 of this deed and ending on the earliest of:

(a) the final day of the interim restriction period prescribed by the Board at the time of the invitation; or

(b) the last day of the Restriction Period.

Restriction Period for a Deferred Share means the period commencing at the date of allocation of the Deferred Share in accordance with clause 7A.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Board at the time of the invitation;

(b) the day the Participating Employee is no longer employed by any of the following:

(i) by a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Deferred Share; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

Withdrawal Request for Shares means a request by a Participating Employee to the Trustee (in a form approved by the Board) to:

(a) transfer to, or on behalf of, the Participating Employee some or all of the Participating Employee's Shares; or

(b) sell, on behalf of the Participating Employee, some or all of the Participating Employee's Shares.

3. Right to dividends

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Deferred Shares.

4. Bonus Shares

4.1 Subject to term 7A.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Deferred Shares are deemed to be Deferred Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Deferred Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

(b) (i) written instructions in the form (if any) prescribed by IAGL to acquire, to the

extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting right

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Deferred Shares held by the Trustee on behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1, 7.2 or 8.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Deferred Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a Deferred Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with a Deferred Share or any legal or beneficial interest in a Deferred Share:

(a) unless and until the Deferred Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 A Participating Employee may, after the end of the Interim Restriction Period, submit a Withdrawal Request for Shares.

12.4 The Trustee may in its absolute discretion reject a Withdrawal Request for Shares by a Participating Employee before the end of the Restriction Period.

12.5 A Participating Employee may not submit a Withdrawal Request for Shares in relation to a Deferred Share under these terms if the Deferred Share has been forfeited.

12.6 If, in the opinion of the Board, a Participating Employee has committed (or it is evident the Participating Employee intends to commit), any act (whether by omission or commission) which amounts or would amount to serious misconduct or

the Board may determine that any or all of the Participating Employee's Deferred Shares are forfeited.

12.7 A Participating Employee may not submit a Withdrawal Request for Shares if the Participating Employee is:

(a) bankrupt;

(b) has committed an act of bankruptcy; or

(c) if the Participating Employee is deceased, the Participating Employee's estate is bankrupt.

12.8 Shares forfeited under this term 12, will be treated as an accretion to the Trust.

12.9 If a Withdrawal Request for Shares lodged before the end of the Restriction Period is accepted by the Trustee then the Trustee must:

(a) transfer the Deferred Shares to the Participating Employee within 30 days after the end of the Restriction Period; or

(b) transfer the Deferred Shares held on behalf of the participating Employee to the Participating Employee.

12.10 The Board must reject Withdrawal Request for Shares in relation to the Participating Employee's Shares if the Board determines that a Participating Employee's employment may be terminated by their Employer (or that the Participant may terminate their employment with the Group) in circumstances which may involve serious misconduct.

12.11 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to give the Trustee a Withdrawal Request for Shares to either:

(a) arrange, through the Trustee, the sale of all of the Deferred Shares held by the Trustee on behalf of the Participating Employee; or

(b) transfer the Deferred Shares held on behalf of the Participating Employee to the Participating Employee.

12.12 Where the Trustee sells the Deferred Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Deferred Shares;

(b) may sell the Deferred Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale or costs of the transfer of any Deferred Shares made or to be made to the Participating Employee before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Deferred Share as the Trustee considers appropriate.

12.13 If the Trustee does not receive a Withdrawal Request for Shares in accordance with term 12.11, then the Trustee may transfer the Deferred Shares held on behalf of the Participating Employee to the Participating Employee at any time following the end of the notice period referred to in term 12.11.

The Participating Employee irrevocably directs the Trustee to sell, following the end of the notice period referred to in term 12.11, such number of Deferred Shares held by the Trustee on behalf of the Participating Employee as is necessary to satisfy any costs associated with the transfer of Deferred Shares made or to be made in accordance with term 12.13.

12.14 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.15 The requirement or right to transfer Deferred Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

Schedule 7 - Benefit Share Terms

1. Registration of and beneficial interest in Benefit Shares

1.1 Benefit Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of the Trust Deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Benefit Shares from the time of allocation.

1.2 By making an offer for Benefit Shares in accordance with clause 7A of the Trust Deed, a Participating Employee agrees to be bound by the Trust Deed and the constitution of IAGL.

2. Interpretation

Interim Restriction Period means the period commencing at the date of allocation of the Benefit Share in accordance with clause 7B.5 of the Trust Deed and ending on the earliest of:

(a) the final day of the interim restriction period prescribed by the Board at the time of the invitation; or

(b) the last day of the Restriction Period.

Minimum Service Period means the period commencing on the date of allocation of the Benefit Share in accordance with clause 7B.5 of this Trust Deed and ending on the final day of the minimum service period (if any) prescribed by the Board at the time of the invitation.

Restriction Period means the period commencing at the date of allocation of the Benefit Share in accordance with clause 7B.5 of the Trust Deed and ending on the earliest of:

(a) the final day of the period prescribed by the Board at the time of the invitation;

(b) the day the Participating Employee is no longer employed by any of the following:

(i) by a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Benefit Share; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

Withdrawal Request for Shares means a request by a Participating Employee to the Trustee (in a form approved by the Board) to:

(a) transfer to, or on behalf of, the Participating Employee some or all of the Participating Employee's Shares; or

(b) sell, on behalf of the Participating Employee, some or all of the Participating Employee's Shares.

3. Right to dividends

3.1 Subject to the terms of the Trust Deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Benefit Shares.

4. Bonus Shares

4.1 Subject to term 7B.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of the Trust Deed; and

(b) Bonus Shares issued in respect of Benefit Shares are deemed to be Benefit Shares for the purposes of the Trust Deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Benefit Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

(b) (i) written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Share Right sold

equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting rights

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Deferred Shares held by the Trustee on behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or

confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1, 7.2 or 8.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Benefit Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a Benefit Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with a Benefit Share or any legal or beneficial interest in a Benefit Share:

(a) unless and until the Benefit Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 A Participating Employee may, after the end of the Interim Restriction Period, submit a Withdrawal Request for Shares.

12.4 The Trustee may reject a Withdrawal Request for Shares by a Participating Employee before the end of the Restriction Period.

12.5 A Participating Employee may not submit a Withdrawal Request for Shares in relation to a Benefit Share under these terms if the Benefit Share has been forfeited.

12.6 If, in the opinion of the Board, a Participating Employee has committed (or it is evident the Participating Employee intends to commit), any act (whether by omission or commission) which amounts or would amount to serious misconduct the Board may determine that any or all of the Participating Employee's Benefit Shares are forfeited.

12.6A Notwithstanding term 12.6, if a Participating Employee ceases Employment for any reason before the expiration of the Minimum Service Period (if any) for Benefit Shares the Participating Employee will forfeit the number of the Benefit Shares calculated as follows (rounded down to the nearest whole number):

$$\frac{A}{B}$$

where:

A is the number of days in the Minimum Service Period for the Benefit Shares before the Participating Employee ceases Employment;

B is the number of days in the Minimum Service Period for the Benefit Shares.

12.7 A Participating Employee may not submit a Withdrawal Request for Shares if the Participating Employee is:

(a) bankrupt;

(b) has committed an act of bankruptcy; or

(c) if the Participating Employee is deceased, the Participating Employee's estate is bankrupt.

12.8 Shares forfeited under this term 12, will be treated as an accretion to the Trust.

12.9 If a Withdrawal Request for Shares lodged before the end of the Restriction Period is accepted by the Trustee then the Trustee must:

(a) transfer the Benefit Shares to the Participating Employee within 30 days after the end of the Restriction Period; or

(b) transfer the Benefit Shares held on behalf of the Participating Employee to the Participating Employee.

12.10 The Board must reject Withdrawal Request for Shares in relation to the Participating Employee's Shares if the Board determines that a Participating Employee's employment may be terminated by their Employer (or that the Participant may terminate their employment with the Group) in circumstances which may involve serious misconduct.

12.11 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of

the Restriction Period to give the Trustee a Withdrawal Request for Shares to either:

(a) arrange, through the Trustee, the sale of all of the Benefit Shares held by the Trustee on behalf of the Participating Employee; or

(b) transfer the Benefit Shares held on behalf of the Participating Employee to the Participating Employee.

12.12 Where the Trustee sells the Benefit Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Benefit Shares;

(b) may sell the Benefit Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale or costs of the transfer of any Benefit Shares made or to be made to the Participating Employee before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Benefit Share as the Trustee considers appropriate.

12.13 If the Trustee does not receive a Withdrawal Request for Shares in accordance with term 12.11, then the Trustee may transfer the Benefit Shares held on behalf of the Participating Employee to the Participating Employee at any time following the end of the notice period referred to in term 12.11.

The Participating Employee irrevocably directs the Trustee to sell, following the end of the notice period referred to in term 12.11, such number of Benefit Shares held by the Trustee on behalf of the Participating Employee as is necessary to satisfy any costs associated with the transfer of Benefit Shares made or to be made in accordance with term 12.13.

12.14 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.15 The requirement or right to transfer Benefit Shares under this term is subject to the power of the Board set out in clause 19 of the Trust Deed.

Schedule 8 – Deferred Award Right Terms

1 Entitlement

1.1 Subject to term 7, each Deferred Award Right entitles the Holder to acquire, credited as fully paid, one Share at an exercise price per Share of:

$$\frac{\$1}{\text{No. of Deferred Award Rights exercised on any particular day}}$$

1.2 Subject to the Listing Rules, the Trustee must transfer Shares on exercise of a Deferred Award Right in accordance with these terms.

1.3 Shares transferred on the exercise of Deferred Award Rights will rank pari passu with all existing Shares from the date of transfer and will be entitled in full to those dividends which have a record date for determining entitlements after the date of transfer of the Shares.

1.4 A Holder has no legal or equitable interest in a Share by virtue of acquiring a Deferred Award Right. The Holder's rights are purely personal and contractual.

2 Conditions under which Deferred Award Rights become exercisable

2.1 *Unless a Deferred Award Right lapses in accordance* with term 3.3, it becomes an Exercisable Right upon the first occurring circumstance described in Column 1 of the table set out below. The date the Exercise Period commences is the corresponding date described in Column 2 of the table.

Conditions for Exercise		Commencement of Exercise Period
(a)	Three years have passed since the Commencement Date.	The date that is 3 years after the Commencement Date

Conditions for Exercise		Commencement of Exercise Period
(b)	The Holder ceases to be an Employee in any of the following circumstances: (i) Retirement; (ii) redundancy; (iii) death; (iv) Total and Permanent Disablement; or (v) with the approval of the Board.	The Date the Holder ceases to be an Employee

Conditions for Exercise	Commencement of Exercise Period
(c) Both of the following conditions are satisfied: (i) any of the following occur after the Board invites Executives, under clause 8A of the Trust Deed, to make an offer to the Trustee for Deferred Award Rights, and before the Deferred Award Rights lapse: (A) a Takeover Bid is made to the holders of Shares (other than as a result of an allotment or transfer approved by the Board); (B) a statement is lodged with ASX to the effect that a person has voting power in not less than 15% of the total number of votes attaching to voting shares in IAG (other than as a result of an allotment or transfer approved by the Board);	The date the Board gives the notice referred to in term 2.1(c)(ii)

Conditions for Exercise	Commencement of Exercise Period
(C) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAG or its amalgamation with any other companies; (D) IAG passes a resolution for voluntary winding up; or (E) an order is made for the compulsory winding up of IAG; and (ii) the Board determines that the Deferred Award Right is exercisable due to the occurrence of any event described in paragraph (i) and, under this term, gives a notice to the Trustee that the Deferred Award Right is an Exercisable Right and that the Exercise Period has commenced.	

2.2 The Trustee must give notice to the Holder that the Deferred Award Right has become an Exercisable Right within 28 days of the date the Deferred Award Right becoming an Exercisable Right.

3 Exercise Period and lapse of Deferred Award Rights

3.1 A Deferred Award Right which is an Exercisable Right may be exercised by a Holder at any time during the Exercise Period for that Deferred Award Right. The Deferred Award Right lapses at the end of its Exercise Period as determined in accordance with term 3.2 and cannot be exercised after that time.

3.2 The Exercise Period for a Deferred Award Right commences on the relevant date determined in accordance with term 2.1 and ends on the earlier of:

(a) the date that is 10 years after the Commencement Date;

(b) if the Holder ceases to be an Employee (other than due to serious misconduct), the date which is 90 days after the date on which the Holder ceases to be an Employee; or

(c) the date (if any) the Deferred Award Right lapses in accordance with term 3.3.

3.3 If a circumstance described in Column 1 of the table set out below applies to the Holder of a Deferred Award Right, the Deferred Award Right lapses on the date specified in Column 2 of the table. A Deferred Award Right cannot become exercisable after it lapses.

	Circumstances	Date of lapse
(a)	The Holder ceases to be an Employee: (i) other than in a circumstance described in term 2.1(b) and the Deferred Award Right is not an Exercisable Right at cessation; or (ii) due to serious misconduct regardless of whether the Deferred Award Right is an Exercisable Right at cessation.	The date the Holder ceases to be an Employee
(b)	The Holder requests by notice to the Trustee under term 8 that the Deferred Award Right lapses,	The date the Trustee receives the notice

4 Method of exercise of Deferred Award Rights

4.1 A Deferred Award Right is exercised by the Holder lodging a notice of exercise of Deferred Award Right, together with the exercise price (if any) and any applicable reimbursement amount (contemplated under clause 3.7 of the Trust Deed) for each Share to be transferred on exercise, with the Trustee or such other person as the Board designates.

4.2 Deferred Award Rights must be exercised in multiples of 100, unless the Holder exercises all Deferred Award Rights able to be exercised at that time. The exercise of some Deferred Award Rights only does not affect the Holder's right to exercise other Deferred Award Rights at a later time.

5 No Transfers

Deferred Award Rights may not be transferred.

6 Quotation of Deferred Award Rights and Shares

Deferred Award Rights will not be quoted on ASX. If the Shares to be transferred on exercise of Deferred Award Rights are not already listed for official quotation and Shares of IAG are listed at that time, IAG will make application to ASX for official quotation of Shares transferred on the exercise of Deferred Award Rights as soon as practicable after the Shares are transferred.

7 Participation in future issues

Participation generally

7.1 A Holder may only participate in new issues of securities to holders of Shares if the Deferred Award Right has been exercised, if that is permitted by its terms, and the Shares in respect of the Deferred Award Right have been transferred before the record date for determining entitlements to the issue.

Bonus issues

7.2 If IAG makes a bonus issue of shares or other securities pro rata to holders of Shares (other than an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) and no Shares have been transferred in respect of a Deferred Award Right before the record date for determining entitlements to the bonus issue then the rights attaching to that Deferred Award Right will be altered as follows:

(i) the number of Shares which the Holder is entitled to have transferred on exercise of the Deferred Award Right (S) is determined by the formula:

$$S = N + (N \times R)$$

where:

N = The number of Shares per Deferred Award Right which the Holder is entitled to have transferred on the record date to determine entitlements to the bonus issue.

R = The number of Shares (including fractions) offered under the bonus issue for each Share held.

(ii) the exercise price per Share of a Deferred Award Right will not be changed.

Share Rights issues

7.3 If IAG makes an offer of ordinary shares pro rata to all or substantially all holders of Shares (whether or not an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) for a subscription price which is less than the market price and no Shares have been transferred in respect of a Deferred Award Right before the record date for determining entitlements to the issue then the exercise price per Deferred Award Right will not be changed.

The number of Shares which the Holder is entitled to have transferred on exercise of the Deferred Award Right will not change.

Aggregation

7.4 If Deferred Award Rights are exercised simultaneously then the Holder may aggregate the number of shares or fractions of shares or other securities to which the Holder is entitled to have transferred under those Deferred Award Rights. Fractions in the aggregate number only will be disregarded in determining the total entitlement to have transferred.

Reconstruction

7.5 In the event of any reconstruction of the issued ordinary capital of IAG the number of shares attaching to each Deferred Award Right will be reconstructed in the manner specified below. If the manner is not specified then the Board will determine the reconstruction. In any event the reconstruction will not result in any additional benefits being conferred on Holders which are not conferred on shareholders of IAG (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital) and in all other respects the terms for the exercise of Deferred Award Rights will remain unchanged.

In the event of any consolidation or sub-division of shares or reduction or cancellation of capital then the reconstruction will be determined by the following formulae:

(a) Consolidation; and

(b) Subdivision:

$$S = C \times \frac{B}{A};$$

(c) Reduction of capital by return of share capital:

S = C;

(d) Reduction of capital by cancellation of ordinary shares that is either lost or not represented by available assets:

S = C;

(e) Pro rata cancellation of fully paid ordinary shares (not within (c) or (d)):

$S = C \times \frac{B}{A}$; where:

A = The total number of Shares on issue before the capital reconstruction;

B = The total number of Shares on issue after the capital reconstruction;

C = The number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right before the reconstruction;

S = The number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right after the reconstruction.

The exercise price per Deferred Award Right will not be changed.

8 Lapse

A Holder may **request** by notice to the Trustee that some or all of the Deferred Award Rights held by that Holder lapse.

9 Liability for tax

9.1 If IAG, or any company in the Group which is the employer or former employer of a Holder (**"Employer Company"**), is obliged as a result of a Holder exercising a Deferred Award Right to account to any tax authority for income tax or employment taxes under any wage withholding or other arrangements or for any other tax, levy or charge of a similar nature (**"Tax"**), then the Employer Company is entitled to be reimbursed by the Holder for the amounts paid to the tax authority.

9.2 Where term 9.1 applies, the Trustee is not obliged to transfer Shares to the Holder on exercise of the Holder's Deferred Award Right unless IAG is satisfied that arrangements have been made for reimbursement. The arrangements that IAG may make include, without limitation, the sale of Shares acquired on exercise of the Holder's Deferred Award Right.

10 Advice

IAG must give notice to each Holder of any adjustment to the number of Shares which the Holder is entitled to have transferred on exercise of a Deferred Award Right or the exercise price per share in

accordance with the requirements, if any, of the Listing Rules.

11 Notices

Notices may be given by IAG to the Holder in the manner prescribed by the constitution of IAG for the giving of notices to members of IAG and the relevant provisions of the constitution apply with all necessary modification to notices to Holders. In addition, where the Board considers it appropriate, electronic notices may be given by IAG to a Holder.

12 Interpretation

12.1 In these terms words and expressions which have a particular meaning under the Trust Deed have the same meaning and, in particular:

ASX means Australian Securities Exchange Limited.

Base Date means the date determined by the Board for the purposes of these terms.

Board means the board of directors of IAG.

Commencement Date means the date on which the Deferred Award Rights are issued to the Holder in accordance with clause 8A.6 of the Trust Deed or such earlier date determined by the Board.

Corporations Act means the Corporations Act 2001 (Cth).

Employee means a person who is a full time or part-time employee of any body corporate within the Group.

Exercisable Right means a Deferred Award Right that is exercisable in accordance with these terms and has not lapsed.

Exercise Period for a Deferred Award Right is the period commencing on the date determined in accordance with term 2.1 and ending on the date determined in accordance with term 3.2.

Group means IAG and each body corporate that is, from time to time, a subsidiary of IAG under Division 6 of Part 1.2 of the Corporations Act 2001 (Cth).

Holder means the holder of a Deferred Award Right.

IAG means Insurance Australia Group Limited (ABN 60 090 739 923)

Listing Rules means the Listing Rules of ASX.

Retirement in relation to a Holder means retirement by the Holder from employment of any body corporate in the Group at age 55 or over.

Share means a fully paid ordinary share in IAG.

Takeover Bid has the meaning given in section 9 of the Corporations Act 2001 (Cth) and, for the purposes of these terms, is deemed to be made when a takeover bid is publicly proposed for the purposes of section 631 of the Corporations Act..

Total and Permanent Disablement means that the Holder has, in the opinion of the Board, after considering such medical and other evidence as it sees fit, become incapacitated to such an extent as to render the Holder unlikely ever to engage in any occupation for which he or she is reasonably qualified by education, training or experience.

Trust Deed means the trust deed dated 12 February 2001 between Insurance Australia Group Limited ABN 60 090 739 923 and IAG Share Plan Nominee Pty Limited ABN 52 095 125 152, as may be amended from time to time.

Trustee means the trustee of the trust established by the Trust Deed, currently IAG Share Plan Nominee Pty Limited.

12.2 In these terms unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) reference to a rule, a statute or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(c) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

12.3 Headings are inserted for convenience and do not affect the interpretation of these terms.

12.4 If operation of these terms or any interpretative provision causes a result that the Board determines is anomalous or inappropriate in the context of the purpose of the grant of the Deferred Award Rights, the Board has power to alter the operation or interpretation so as to remedy that result. The Board may do so in respect of certain Deferred Award Rights or Deferred Award Rights generally.

Schedule 9 – Executive Performance Right Terms

1 Entitlement

1.1 Each Executive Performance Right is a right of a Holder, subject to these terms, to be allocated one Executive Performance Share by the Trustee which will be held by the Trustee for the benefit of the Holder on the terms of this deed until transferred to the Holder or sold by the Trustee pursuant to term 6.

1.2 When the Executive Performance Rights held by a Holder become Exercisable Rights, the Holder may exercise the Exercisable Rights subject to these terms.

1.3 Executive Performance Shares allocated to the Holder by the Trustee on the exercise of Exercisable Rights and subsequently transferred to the Holder or sold by the Trustee pursuant to term 6 will rank pari passu with all existing Shares from the date of allocation and will be entitled in full to those dividends which have a record date for determining entitlements after the date of allocation of the Executive Performance Shares to the Holder.

1.4 A Holder has no legal or equitable interest in a Share by virtue of acquiring an Executive Performance Right. The Holder's rights are purely personal and contractual.

2 Lapse of Executive Performance Rights

2.1 Any Executive Performance Right that is:

(a) not exercised within the applicable Exercise Period; or

(b) transferred or purported to have been transferred without the Board's prior written consent,

will automatically lapse at the end of the relevant Exercise Period, or at the time of transfer or purported transfer (as applicable).

2.2 Upon the lapse of an Executive Performance Right under these terms, the Holder will have no further rights or entitlements in relation to that Executive Performance Right.

3 No transfers

3.1 Executive Performance Rights may not be transferred without the Board's prior written consent.

4 Conditions for exercise of Executive Performance Rights

4.1 An Executive Performance Right which is an Exercisable Right (which has not lapsed) may be exercised by a Holder at any time before the end of the Exercise Period for the Executive Performance Right. Subject to the Board determining otherwise in relation to a particular grant of Executive Performance Rights, the date the Exercise Period will end is described in Column 2 of the table set out below and depends on the status of the Holder at the relevant time as described in Column 1 of the table.

Status of the Holder	**The Exercise Period for the Executive Performance Right ends on**
(i) For a continuing Employee	10 years after the Commencement Date
(ii) For a person who ceases to be an Employee in any of the following circumstances: (a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; or (e) with the approval of the Board	the day which is 90 days after the later of: (i) the end of the Performance Period; or (ii) the date on which the person ceases to be an Employee, (but not later than 10 years after the Commencement Date).

Status of the Holder	The Exercise Period for the Executive Performance Right ends on
(iii) For a person who ceases to be an Employee (other than due to serious misconduct involving dishonesty) in circumstances other than:- (a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; (e) with the approval of the Board.	the day which is 90 days after the date on which the person ceases to be an Employee, (but not later than 10 years after the Commencement Date).

4.2 An Executive Performance Right will lapse depending on the status of the Holder as described in Column 1 of the table below, at the time described in Column 2 of the table below.

Status of the Holder	The day on which the Executive Performance Right lapses
(i) For a person who ceases to be an Employee due to serious misconduct involving dishonesty.	the date of ceasing to be an Employee (irrespective of whether it is an Exercisable Right).

Status of the Holder	**The day on which the Executive *Performance Right* lapses**
(ii) For a person who ceases to be an Employee (in circumstances other than: (1) Retirement; (2) redundancy; (3) death; (4) Total and Permanent Disablement; (5) with the approval of the Board; or (6) serious misconduct involving dishonesty.)	- if the Executive Performance Right is not an Exercisable Right on the day the person is no longer an Employee, the date of ceasing to be an Employee. - if the Executive Performance Right is an Exercisable Right on the day the person ceases to be an Employee, the end of the Exercise Period.
(iii) In the case of a person who is a continuing Employee.	- if within 60 days after the end of the Performance Period for the Executive Performance Right the Executive Performance Right is not an Exercisable Right, the Executive Performance Right is deemed to have lapsed at the end of the Performance Period. - if at the end of the Exercise Period for an Exercisable Right the Executive Performance Right is unexercised, the end of the Exercise Period.

Status of the Holder	The day on which the Executive Performance Right lapses
(iv) In the case of any other person not covered in (i) (ii) or (iii)	- if the person requests that the Executive Performance Right lapses, the date the request is received by Trustee. - if within 60 days after the end of the Performance Period for the Executive Performance Right the Executive Performance Right is not an Exercisable Right, the Executive Performance Right is deemed to have lapsed at the end of the Performance Period. - if at the end of the Exercise Period for an Exercisable Right the Executive Performance Right is unexercised, the end of the Exercise Period.

4.2A The Performance Period for an Executive Performance Right (which has not lapsed) commences on the Base Date and depending on the status of the Holder as described in Column 1 ends on the date described in Column 2 of the table set out below.

Status of Holder	Date on which the Performance Period Ends
(i) For a continuing Employee.	5 years from the Base Date.

Status of Holder	Date on which the Performance Period Ends
(ii) For a person who ceases to be an Employee (other than due to serious misconduct involving dishonesty) in any of the following circumstances: (a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; or (e) with the approval of the Board.	the later of: (i) 4 years from the Base Date; or (ii) 12 months from ceasing to be an Employee (but not later than 5years from the Base Date).

4.3 An Executive Performance Right (which has not lapsed) will become an Exercisable Right if either:

(a) Both of the following conditions are satisfied:

(i) the Performance Hurdles (if any) are satisfied; and

(ii)the Trustee gives notice to the Holder that the Executive Performance Right has become exercisable in accordance with these terms; or

(b) the Board gives a notice under term 8 to the Holder.

4.4 The Performance Hurdles (if any) will be as determined by the Board. If the Board determines that Performance Hurdles will apply to a grant of Executive Performance Rights, the Performance Hurdles will be set out in writing and communicated to the Holder when the Executive Performance Rights are granted to the Holder.

4.5 The Board has absolute discretion to determine the nature of the Performance Hurdles (if any), which shall apply to a grant of Executive Performance Rights. The

Performance Hurdles may be based on:

(a) relative total shareholder return of IAGL;

(b) return on equity, measured against IAGL's weighted average cost of capital; or

(c) any other criteria chosen by the Board and notified to the Holder upon a grant of Executive Performance Rights.

5 Exercise of Exercisable Rights

5.1 An Executive Performance Right is exercised by the holder lodging a notice of exercise of Executive Performance Right, together with the Exercise Price (if any) and any applicable reimbursement amount (contemplated under clause 3.7 of the Trust Deed) for each Executive Performance Share to be allocated on exercise, with the Trustee or such other person as the Board designates.

5.2 Executive Performance Rights must be exercised in multiples of 100, unless the Holder exercises all Executive Performance Rights able to be exercised at that time. The exercise of some Executive Performance Rights only does not affect the Holder's right to exercise other Executive Performance Rights at a later time.

5.3 Subject to the Corporations Act and the Listing Rules, on the exercise of Exercisable Rights in accordance with these terms the Trustee must hold the Executive Performance Shares allocated to the Holder upon exercise of the Exercisable Rights for the benefit of the Holder under the terms of this deed.

6 Transfer of Executive Performance Shares

6.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with an Executive Performance Share held pursuant to term 5.3 except in the circumstances set out in this term 6 or unless compelled by law.

6.2 The Holder must not assign, transfer, sell, encumber or otherwise deal with an Executive Performance Share or any legal or beneficial interest in an Executive Performance Share:

(a) unless and until the Executive Performance Share has been transferred to the Holder in accordance with this term 6; or

(b) except in the circumstances set out in this term 6.

6.3 A Holder may submit a Withdrawal Request to the Trustee at any time after it has exercised Exercisable

Rights under term 5.2 and been allocated Executive Performance Shares to either:

(a) arrange, through the Trustee, the sale of all Executive Performance Shares held by the Trustee on behalf of the Holder; or

(b) transfer the Executive Performance Shares held on behalf of the Holder to the Holder.

6.4 A Holder may not submit a Withdrawal Request in relation to an Executive Performance Share under these terms if the Executive Performance Share has been forfeited.

6.5 If, in the opinion of the Board, a Holder has committed (or it is evident the Holder intends to commit), any act (whether by omission or commission) which amounts or would amount to serious misconduct involving dishonesty the Board may determine that any or all of the Holder's Executive Performance Shares are forfeited.

6.6 A Holder may not submit a Withdrawal Request if the Holder is:

(a) bankrupt;

(b) has committed an act of bankruptcy; or

(c) if the Holder is deceased, the Holder's estate is bankrupt.

6.7 Executive Performance Shares forfeited under this term 6, will be treated as an accretion to the Trust.

6.8 The Board must reject a Withdrawal Request in relation to the Holder's Executive Performance Shares if the Board determines that a Holder's employment may be terminated by their Employer (or that the Holder may terminate their employment with the Group) in circumstances which may involve serious misconduct involving dishonesty.

6.9 If the Trustee does not receive a Withdrawal Request in accordance with term 6.2 during the Term, then the Trustee may transfer the Executive Performance Shares held on behalf of the Holder to the Holder at the end of the Term.

The Holder irrevocably directs the Trustee to sell, following the end of the Term, such number of Executive Performance Shares held by the Trustee on behalf of the Holder as is necessary to satisfy any costs associated with the transfer of Executive Performance Shares made or to be made in accordance with term 6.

6.10 Where the Trustee sells Executive Performance Shares under this term 6, the Trustee:

(a) has no obligation to maximise the sale price of the Executive Performance Shares;

(b) may sell the Executive Performance Shares with other Shares (whether or not held for a particular Holder); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to a Holder, may:

(i) deduct any costs of the sale or costs of the transfer of any Executive Performance Shares made or to be made to the Holder before making a payment to the Holder; and

(ii) attribute a sale price to each Executive Performance Share as the Trustee considers appropriate.

6.11 A Holder will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 6.

6.12 The requirement or right to transfer Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

7 Restrictions and forfeited conditions on Shares

7.1 Executive Performance Shares allocated to Holders on exercise of an Exercisable Right will be forfeited if the employment of the Holder is terminated for serious misconduct involving dishonesty.

8 Notice to Holder

8.1 If before the end of the Performance Period for an Executive Performance Right:

(a) an Event occurs; and

(b) the Board gives a notice under this term 8,

the Executive Performance Right will become an Exercisable Right.

9 Discretion in Board in certain circumstances

9.1 If an Event occurs, the Board has sole and absolute discretion in determining how the Executive Performance Rights may be dealt with, including but not limited to the following ways:

(a) determining that Executive Performance Rights become Exercisable Rights by giving a notice to Holders under term 8, which may specify a time period within which those Exercisable Rights may be exercised;

(b) arranging for any new parent company of IAGL (or new parent of a former subsidiary of IAGL) (together, a "**Substituted Company**") to assume the obligations of IAGL under the Plan, to be bound by the terms of the Plan and any determination made by the Board prior to the date of such assumption, and to issue to the Holder shares in the Substituted Company on exercise of the Executive Performance Right or alternatively rights to acquire shares in the Substituted Company;

(c) conducting a buy-back of the Executive Performance Rights on terms to be set by the Board; or

(d) allowing a Holder affected by the Event to transfer their Executive Performance Rights.

9.2 For the purposes of term 9.1(b):

(a) where shares in a Substituted Company are to be issued on exercise of Executive Performance Rights following an Event occurring the Board will arrange for the Exercise Price of the Executive Performance Rights to be suitably adjusted prior to exercise and/or an appropriate number of Shares in the Substituted Company to be transferred and issued on exercise of the Executive Performance Rights, to reflect differences at that time in the fair values of the Shares in IAGL and Substituted Company, any foreign exchange effects and the capital structures of IAGL and Substituted Corporation; and

(b) where executive performance rights in another corporation are to be substituted for Executive Performance Rights following an Event occurring the Board will arrange for the number and terms of executive performance rights substituted, the exercise price of those executive performance rights and the number of shares in the other corporation into which the new executive performance rights are exercisable to as nearly as possible ensure the financial position of the Holder whose Executive Performance Rights are substituted remains the same as if they were able to exercise the substituted executive performance rights at the date of substitution.

9.3 The Board may provide notice to a Holder that some or all of the Executive Performance Rights have become Exercisable Rights, and impose conditions on exercise of those Exercisable Rights, if:

(a) a subsidiary which employs a Holder is sold by the Group to a third party; or

(b) there is any reorganisation of the Group which results in a Holder ceasing to be an employee of a member of the Group.

10 Quotation of Executive Performance Rights and Executive Performance Shares

Executive Performance Rights will not be quoted on ASX. If the Executive Performance Shares to be allocated upon exercise of Exercisable Rights are not already listed for official quotation and Shares of IAGL are listed at that time, IAGL will make application to ASX for official quotation of the Executive Performance Shares to be allocated on the exercise of Exercisable Rights as soon as practicable after the Executive Performance Shares are allocated to the Holder.

11 Participation generally

11.1 A Holder may only participate in new issues of securities to holders of Shares if the Executive Performance Right has been exercised, if that is permitted by its terms, and the Executive Performance Shares in respect of the Executive Performance Right have been allocated before the record date for determining entitlements to the issue.

Bonus issues

11.2 If IAGL makes a bonus issue of shares or other securities pro rata to holders of Shares (other than an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) and no Executive Performance Shares have been allocated in respect of an Executive Performance Right before the record date for determining entitlements to the bonus issue then the rights attaching to that Executive Performance Right will be altered as follows:

(a) the number of Executive Performance Shares which the Holder is entitled to have allocated on exercise of the Executive Performance Right(s) is determined by the formula:

$$S = N + (N \times R)$$

where:

N = The number of Executive Performance Shares per Executive Performance Right which the Holder is entitled to have allocated on the record date to determine entitlements to the bonus issue.

R = The number of Shares (including fractions) offered under the bonus issue for each Share held.

(b) the Exercise Price of an Executive Performance Right will not be changed.

Share Rights issues

11.3 If IAGL makes an offer of ordinary shares pro rata to all or substantially all holders of Shares (whether or not an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) for a subscription price which is less than the market price and no Executive Performance Shares have been allocated in respect of an Executive Performance Right before the record date for determining entitlements to the issue then the exercise price per Executive Performance Right will not be changed.

The number of Executive Performance Shares which the Holder is entitled to have allocated on exercise of the Executive Performance Right will not change.

Aggregation

11.4 If Executive Performance Rights are exercised simultaneously then the Holder may aggregate the number of shares or fractions of shares or other securities to which the Holder is entitled to have allocated under those Executive Performance Rights. Fractions in the aggregate number only will be disregarded in determining the total entitlement to have transferred.

Reconstruction

11.5 In the event of any reconstruction of the issued ordinary capital of IAGL the number of shares attaching to each Executive Performance Right will be reconstructed in the manner specified below. If the manner is not specified then the Board will determine the reconstruction. In any event the reconstruction will not result in any additional benefits being conferred on Holders which are not conferred on shareholders of IAGL (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital) and in all other respects the terms for the exercise of Executive Performance Rights will remain unchanged.

In the event of any consolidation or sub-division of shares or reduction or cancellation of capital then the reconstruction will be determined by the following formulae:

(i) Consolidation; and

(ii) Subdivision:

$$S = C \times \frac{B}{A};$$

(iii) Reduction of capital by return of share capital:

$$S = C;$$

(iv) Reduction of capital by cancellation of ordinary shares that is either lost or not represented by available assets:

$$S = C;$$

(v) Pro rata cancellation of fully paid ordinary shares (not within (iii) or (iv)):

$$S = C \times \frac{B}{A};$$

where:

A = The total number of Shares in issue before the capital reconstruction;

B = The total number of Shares in issue after the capital reconstruction;

C = The number of Executive Performance Shares which the Holder is entitled to have allocated on exercise of an Executive Performance Right before the reconstruction;

S = The number of Executive Performance Shares which the Holder is entitled to have allocated on exercise of an Executive Performance Right after the reconstruction.

(vi) The Exercise Price of an Executive Performance Right will not be changed.

12 Lapse

A Holder may request that some or all of the Executive Performance Rights held by that Holder lapse.

13 Liability for tax

13.1 If IAGL, or any company in the Group which is the employer or former employer of a Holder ("**Employer Company**"), is obliged as a result of a Holder exercising an Executive Performance Right to account to any tax authority for income tax or employment taxes under any wage withholding or other arrangements or for any other tax, levy or charge of a similar nature ("**Tax**"), then the Employer Company is entitled to be reimbursed by the Holder for the amounts paid to the tax authority.

13.2 Where term 13.1 applies, the Trustee is not obliged to allocate Executive Performance Shares to the Holder on exercise of their Executive Performance Right unless IAGL is satisfied that arrangements have been made for reimbursement. The arrangements that IAGL may make include, without limitation, the sale of Executive Performance Shares allocated on exercise of the Holder's Executive Performance Rights.

14 Advice

IAGL must give notice to each Holder of any adjustment to the number of shares which the Holder is entitled to have allocated on exercise of an Executive Performance Right or the exercise price per share in accordance with the requirements, if any, of the Listing Rules.

15 Notices

Notices may be given by IAGL to the Holder in the manner prescribed by the constitution of IAGL for the giving of notices to members of IAGL and the relevant provisions of the constitution of IAGL apply with all necessary modification to notices to Holders. In addition, where the Board considers it appropriate, electronic notices may be given by IAGL to a Holder.

16 Right to dividends

16.1 Subject to the terms of the deed, a Holder is entitled to receive all Cash Dividends paid on their Executive Performance Shares.

17. Bonus Shares

17.1 Subject to term 17.2, a Holder is entitled to any Bonus Shares which accrue to the Executive Performance Shares held by the Trustee on behalf of that Holder.

17.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Holder, who will be the beneficial owner of the

Bonus Shares, until transferred or sold pursuant to term 6.

17.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Executive Performance Shares are deemed to be Executive Performance Shares for the purposes of this deed.

18. Share Rights

18.1 The Trustee will send a notice to a Holder of any Share Rights which accrue to Executive Performance Shares held by the Trustee on behalf of that Holder.

18.2 Within 7 days of receiving the notice referred to in term 18.1, the Holder may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

(b) (i) written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Holder) to be the cost of transferring the shares or securities to the Holder.

18.3 If the Holder does not give a notice under term 18.2, the Trustee is entitled to sell the Rights.

18.4 Subject to term 18.5, if the Trustee sells the Share Rights in accordance with term 18.2 or term 18.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Holder.

18.5 If the Trustee acquires, on behalf of the Holder, a specified number of shares or securities pursuant to the Share Rights in accordance with term 18.2(b), the Trustee will transfer those shares or securities to the Holder. The Trustee may make it a condition of transfer that the Holder pay the cost of transfer

(including stamp duty).

18.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Holder or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Holder may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

19. Other accretions

19.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Holder.

20. Voting right

20.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Holder as well, so far as is practicable, relevant and lawful.

20.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Holder or the Holder's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Executive Performance Shares held by the Trustee on behalf of the Holder.

21. Right to attend, speak etc

21.1 The appointment of a Holder or the Holder's nominees as the Trustee's attorney as referred to in term 20.2 will, so far as practicable, relevant and lawful, entitle the Holder or nominee (as the case may be) to attend

and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

22. Failure to provide information

22.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Holder nor will that invalidate or breach the provisions of term 20.1 or 20.2.

23. How Trustee votes

23.1 The Trustee will only cast a vote on any resolution in respect of Executive Performance Shares through its attorneys (or their nominees) appointed pursuant to term 20.2.

24. No claim

24.1 A Holder will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 20 to 23.

25 Interpretation

25.1 In this Schedule words and expressions which have a particular meaning under this deed have the same meaning and, in particular:

Base Date means the date determined by the Board set out in writing and communicated to the Holder when the Executive Performance Rights are granted to the Holder.

Commencement Date means the date on which Executive Performance Rights are granted to a Holder in accordance with clause 8B.6 of the Trust Deed.

Exercise Period is the period determined in accordance with term 4.1.

Exercise Price means nil unless some other exercise price is specified by the Board in accordance with this deed.

Exercisable Right means an Executive Performance Right that has become an Exercisable Right in accordance with term 4.3.

Holder means an Executive who is a holder of an Executive Performance Right.

Performance Hurdles means the performance hurdles determined by the Board pursuant to term 4.4 and notified to the Holder.

Performance Period means the period described in term 4.2A.

Retirement in relation to a Holder means retirement by the Holder from employment of any body corporate in the Group at age 55 or over.

Term in respect of a grant of Executive Performance Rights, means the period of 10 years commencing on the Commencement Date.

Total and Permanent Disablement means that the Holder has, in the opinion of the Board, after considering such medical and other evidence as it sees fit, become incapacitated to such an extent as to render the Holder unlikely ever to engage in any occupation for which he or she is reasonably qualified by education, training or experience.

Withdrawal Request means a request by a Holder to the Trustee (in a form approved by the Board), including payment of any applicable reimbursement amount (contemplated under clause 3.7 of the Trust Deed) in relation to the withdrawal of the Executive Performance Shares, to:

(a) transfer to, or on behalf of, the Holder some or all of the Holder's Executive Performance Shares; or

(b) sell, on behalf of the Holder, some or all of the Holder's Executive Performance Shares.

25.2 In these terms unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) reference to a rule, a statute or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(c) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

25.3 Headings are inserted for convenience and do not affect the interpretation of these terms.

The IAG Share and Rights Plans Trust

Trust Deed

Mallesons Stephen Jaques

Bourke Place
600 Bourke Street
Melbourne Vic 3000
Telephone (61 3) 9643 4000
Fax (61 3) 9643 5999
DX 101 Melbourne
Ref: JAC

Contents — Trust Deed

COMPUTERSHARE PLAN MANAGERS PTY LTD ABN 56 084 591 131
AND CPU SHARE PLANS PTY LTD ABN 20 081 600 875
FINANCIAL SERVICES GUIDE
ISSUE DATE: 10/07/2007
This FSG replaces any previous FSG and any Supplementary FSG.

About this Financial Services Guide

This document is the combined Financial Services Guide (**FSG**) for Plan Managers and CPU Share Plans and contains detailed information specific to Insurance Australia Group Limited's Bonus Equity Share Plan (**BESP**), Non-Executive Director Share Plan (**NED**), Performance Share Rights Plan (**PSR**), Performance Award Rights Plan (**PAR**), Employee Share Reward Plan (**ESRP**), Deferred Employee Share Plan (**DESP**), Exempt Share Plan (**ESP**) and Deferred Award Rights Plan (**DAR**) some (or all) of which you are (or intend to become) a member (the **Plans**).

In this FSG, the term **Plan Managers** refers to Computershare Plan Managers Pty Ltd ABN 56 084 591 131 (AFSL Licence No. 309883); where shares are held by a custodian the term **CPU Share Plans** refers to CPU Share Plans Pty Ltd (AFSL Licence No. 309884). The terms **we, our** or **us** refer to Plan Managers and CPU Share Plans.

This FSG is an important document. It provides you with information about us to help you to decide whether you want to use the financial services offered by us.

This guide provides you with important information about:

- who we are;
- how you can contact us;
- the services we offer you;
- the remuneration, commissions and other benefits that we receive in respect of the financial services we provide;
- any relationships we have with other organisations affiliated with us or with product issuers that may influence us when providing services to you; and
- our dispute resolution procedures that cover complaints by customers and what to do if you have a complaint or wish to register a complaint with our external dispute resolution provider.

Who is responsible for the financial services provided?

If we provide you with any financial services, we will provide these to you as an Australian Financial Services Licence licencee.

Plan Managers and CPU Share Plans are members of the Computershare group of companies which is headed by Computershare Limited ABN 71 005 485 825, a company listed on the Australian Securities Exchange Limited.

The services of the Company which provides trustee (and related) services for the BESP, NED, PSR, PAR, DESP and DAR are not covered by this FSG. Details can be obtained by contacting Insurance Australia Group Limited (the **Issuer**).

There is no Trustee Company associated with the ESRP and the ESP.

How to contact us and give us instructions

You can contact us and give us instructions in person, by mail, phone, facsimile or by email.

Office address:	Level 3 60 Carrington Street Sydney NSW 2001
Postal address:	GPO Box 1501 Sydney NSW
Phone Number:	1800 452 196
Fax Number:	61 2 8235 8208
Email:	iagshareplans@computershare.com.au

You can also give us instructions online via the IAG website which you may access via the following URL: www.computershare.com/employee/au/iag using the password information provided to you by Plan Managers.

What financial services are we authorised to provide to you?

Plan Managers is authorised to provide general advice on:

- derivatives;
- interests in managed investments schemes (excluding Investor Directed Portfolio Services (**IDPS**)); and
- securities.

Plan Managers is authorised to deal in:

- derivatives;
- interests in managed investments schemes (excluding IDPS); and
- securities.

We are authorised to provide services to both retail and wholesale clients.

What services do we provide?

Plan Managers provide the following services:

- employee share and option plan administration;
- arranging for the purchase, transfer and sale of shares for the purpose of employee share plans;
- payment of distributions for employee share plans; and
- explanations to employees about what steps they need to take to participate in employee share and option plans and how such plans operate in general terms.

Compensation Arrangements

At the date of this FSG Plan Managers is covered by the professional indemnity insurance held by Computershare Limited. This professional indemnity insurance covers Computershare Limited and its subsidiaries.

The insurers are certain underwriters at Lloyds and other approved markets and the limit of liability is not less than AUD $10 million in aggregate.

The excess on the policy is USD$750,000.

Associations with any product issuers

We are parties to one or more service agreements with the Issuer in relation to the Plans (**Management Agreement**). Plan Managers provide authorised services to a wide range of product issuers. However, we believe only those relationships or associations set out in this FSG would be reasonably capable of influencing us in providing financial services to you.

How are we remunerated for the services we provide you?

Plan Managers charges an annual share plan administration fee to your employer or their parent company for administering the Plan of which you are (or intend to become) a member. However, this is not payable by you.

Plan Managers may receive a percentage of the brokerage fee from the nominated broker on sale of shares if you elect to use the services of its nominated broker.

If you attend a wealth management presentation co-ordinated by Plan Managers or consider wealth management alternatives as part of a transaction associated with your participation in the Plans and you acquire a financial product through the wealth manager, Plan Managers may receive a fee from the wealth manager. The fee calculated will be based on various factors including the acquisition by you of personal advice and/or financial products from the wealth manager.

Sale fee - ESRP, DESP, ESP, BESP and NED

You will be charged if you use our share sale facility to sell shares from the Plans. This fee will be recovered from your

share sale proceeds at the time of the sale. The fee applicable, depending on the method of sale, will be made up of the following components (inclusive of GST):

Sale type	Sale Fee (per sale transaction)	Brokerage Fee (per sale transaction)
Sell (paper form)	$58.85	Sale proceeds $5,000 or less: $10.45* Sale proceeds in excess of $5,000: $10.45 plus 0.33% of the share sale proceeds in excess of $5,000*/**
Sell Online	$29.15	Sale proceeds $5,000 or less: $10.45 Sale proceeds in excess of $5,000: $10.45 plus 0.33% of the share sale proceeds in excess of $5,000**

*The brokerage charged by the broker may be **reduced** in certain circumstances depending on the number of sales on any given day coinciding with your sale or other factors. The above brokerage fee represents the maximum brokerage you will be charged to sell your shares.

** For example, if your share sale proceeds are $10,000 the brokerage fee will be approximately $26.95.

Exercise fee – PAR, PSR and DAR

A fee of $1 (inclusive of GST) is payable by you when you request us to exercise your rights under the PSR, PAR and DAR regardless of when you joined the PSR, PAR and DAR. This fee is collected by us on behalf of Insurance Australia Group Limited. This fee is payable when you submit an exercise request.

Sale fee – PSR, PAR and DAR

There is no sale or brokerage fee associated with the PSR, PAR or DAR

You will also be charged a bank fee that will vary depending on your nominated method of receipt of the sale proceeds for each transaction. While these fees may change without notice, it is anticipated that the fees will be approximately as follows:

Receipt of funds by:	Bank Fee
Direct credit	$0.15
Cheque	$0.50
Wire	$15.00
Telegraphic Transfer	$35.00
Foreign Cheque	$5.00

Transfer fee - BESP, PAR, DAR, DESP and NED

A fee of $66.00 (inclusive of GST) is payable by you if you ask us to transfer any of the shares which you hold through the BESP, PAR, DAR, DESP and NED. This fee is payable when you submit a transfer request.

Transfer fee – ESRP, ESP and PSR

There is no transfer fee associated with the ESRP, ESP and PSR.

Research administration fee

You may be charged a research administration fee of $60 (inclusive of GST) when you request the replacement of previously issued statements or payment advices including the provision of account holding history. This fee will be charged per request (not per statement/payment advices requested).

Trailing commissions

Not applicable.

What to do if you have a complaint

If you are not completely satisfied with the service or advice you receive from us you have the right to complain about your dissatisfaction. We have a dispute resolution system in place to ensure that any complaint is dealt with fairly and efficiently.

If you have a complaint, you should take the following steps to resolve it.

1. Please contact us on 02 8234 5000 or send details of your complaint to us in writing at:

   Complaints Officer
   Computershare Plan Managers Pty Ltd
   GPO Box 1501
   Sydney NSW 2001

2. If, despite our best efforts, you are unable to resolve your complaint within 45 days, you are entitled to refer your complaint to our approved external dispute resolution scheme provider.

   Financial Industry Complaints Service Ltd
   PO Box 579
   Collins Street West
   Melbourne VIC 8007

   Phone Number: 1300 780 808
   Facsimile: 03 9621 2291
   Website: www.fics.asn.au
   Email: fics@fics.asn.au

FSG does not constitute advice

The information presented in this FSG does not constitute investment or financial advice and no part of this FSG shall be construed as creating a fiduciary, financial or other advisory relationship between us and the recipient of, or any other person using the information in, this FSG. We will not be held liable for any decision made on the basis of the information contained in this FSG. We recommend that you seek independent professional financial advice which takes into account your objectives, financial situation and needs before proceeding with any investment.

Email – Offer Open (Australia)

SUBJECT: IAG Executive Performance Rights Offer - 2007/2008

You are invited to participate in the IAG Executive Performance Rights (EPRs) Offer.

To receive your allocations, you must complete and submit an online application on the Computershare Offer website at:
http://www.computershare.com/employee/au/iag/lti **no later than 5pm Australian Eastern Standard Time (AEST) on Wednesday 25 October 2007.**

OFFER DATES

Key Offer dates are as follows:

Offer Opens:	Wednesday 17 October 2007
Offer Closes:	Thursday 25 October 2007 at 5pm AEST
Expected Grant Date:	Monday 29 October 2007

STEPS TO PARTICIPATE

1. Login to the Offer and read the Offer Documents
Access the Offer website at www.computershare.com/employee/au/iag/lti via any internet connection. You will need your payroll number and the password below to access the Offer documents.

Password: xxxxx

Please read the Explanatory Booklets and other Offer documents to ensure you fully understand the Offer. You should also consider seeking advice from a qualified adviser.

2. Complete the Online Application
In general, you should complete the online application on the Offer website. You will be led through a number of steps to complete and submit the online application. The application should take approximately 5 minutes to complete.

Once you submit the online application, you will be provided with a confirmation number and an e-mail will be sent to your nominated e-mail address to confirm your application has been completed.

If you are an existing IAG shareholder or other IAG Employee Share Plan participant and your HR payroll number and name matches the Computershare records for these holdings, we have linked your online application with these holdings.

If you can't access the online application, please contact Computershare Plan Managers immediately (contact details below), for a paper Application Form and Offer documents.

Whether you complete the online application or a paper Application Form, **your application must be received no later than 5pm AEST 25 October 2007.**

WHAT HAPPENS NEXT?
Allocations are expected to be granted on 29 October 2007, provided you remain employed by an IAG Group Company at that time.

Following the allocations, you will receive a holding statement to confirm the number of EPRs that have been allocated to you.

WHERE TO GET HELP

About the Executive Performance Rights Offer:
Please contact the IAG Remuneration & Benefits team:

Jacqui Connellan:	(02) 9292 8248
Jennifer Cobley	(02) 9292 3395

About the Offer website or online application:
Please contact Computershare Plan Managers between Monday to Friday 8:30am to 7:00pm AEST on 1800 452 196.

Regards
Computershare Plan Managers

Email – Offer Open (International)

SUBJECT: IAG Executive Performance Rights Offer - 2007/2008

You are invited to participate in the IAG Executive Performance Rights (EPRs) Offer.

To receive your allocations, you must complete and submit an online application on the Computershare Offer website at:
http://www.computershare.com/employee/au/iag/lti. **no later than 5pm Australian Eastern Standard Time (AEST) on Wednesday 25 October 2007.**

OFFER DATES

Key Offer dates are as follows:

Offer Opens:	Wednesday 17 October 2007
Offer Closes:	Thursday 25 October 2007 at 5pm AEST
Expected Grant Date:	Monday 29 October 2007

STEPS TO PARTICIPATE

1. Login to the Offer and read the Offer Documents
Access the Offer website at www.computershare.com/employee/au/iag/lti via any internet connection. You will need your payroll number and the password below to access the Offer documents.

Password: xxxxx

Please read the Explanatory Booklets and other Offer documents to ensure you fully understand the Offer. You should also consider seeking advice from a qualified adviser.

2. Complete the Online Application
In general, you should complete the online application on the Offer website. You will be led through a number of steps to complete and submit the online application. The application should take approximately 5 minutes to complete.

Once you submit the online application, you will be provided with a confirmation number and an e-mail will be sent to your nominated e-mail address to confirm your application has been completed.

If you are an existing IAG shareholder or other IAG Employee Share Plan participant and your HR payroll number and name matches the Computershare records for these holdings, we have linked your online application with these holdings.

If you can't access the online application, please contact Computershare Plan Managers immediately (contact details below), for a paper Application Form and Offer documents.

Whether you complete the online application or a paper Application Form, **your application must be received no later than 5pm AEST 25 October 2007.**

WHAT HAPPENS NEXT?
Allocations are expected to be granted on 29 October 2007, provided you remain employed by an IAG Group Company at that time.

Following the allocations, you will receive a holding statement to confirm the number of EPRs that have been allocated to you.

WHERE TO GET HELP

About the Executive Performance Rights Offer:
Please contact the IAG Remuneration & Benefits team:

Jacqui Connellan:	+61 2 9292 8248
Jennifer Cobley	+61 2 9292 3395

About the Offer website or online application:
Please contact Computershare Plan Managers between Monday to Friday 8:30am to 7:00pm AEST on +61 3 9415 4160.

Regards
Computershare Plan Managers

a Shared future

IAG EXECUTIVE PERFORMANCE RIGHTS – 2007/08 GRANT

EXPLANATORY BOOKLET - AUSTRALIA

IAG
Insurance Australia Group

Executive Performance Rights – 2007/08 grant

IMPORTANT DATES

WEDNESDAY 17 OCTOBER 2007

Applications Open	An invitation e-mail will be sent to confirm your allocation of Executive Performance Rights (EPRs). You may apply for EPRs by completing the online Application Form on the IAG Employee Share Plan Centre website at: http://www.computershare.com/employee/au/iag/lti

THURSDAY 25 OCTOBER 2007

Applications Close	You must complete and submit your online Application Form by 5pm today. Any paper Application Forms must also be received by 5pm today.

MONDAY 29 OCTOBER 2007

Allocation Date	EPRs allocated to Participants.

In this booklet, all references to time are Australian Eastern Standard Time (AEST). These dates are indicative only, IAG may change all or some dates if required.

NEED HELP?

If you need help with your application after reading this booklet, you can contact Computershare on 1800 452 196 between 8:30 am and 7pm Monday to Friday.

CONTENTS

IAG EXECUTIVE PERFORMANCE RIGHTS EXPLANATORY BOOKLET - AUSTRALIA
EPR SERIES 1 - OCTOBER 2007
INSURANCE AUSTRALIA GROUP LIMITED
ABN 60 090 739 [illegible]

SECTION 1

EPRs and IAG performance

The Executive Performance Rights Plan (EPRs Plan) is designed to link your reward to IAG's longer-term performance, and also to the returns shareholders receive.

The EPRs Plan is linked to two key measures of our long-term financial performance:

1. **Normalised return on equity (Normalised ROE)** - focuses on the absolute return we deliver on shareholders' funds. As such, it is a direct reflection of IAG's performance and is not impacted by the performance of other companies.
2. **Relative Total Shareholder Return (Relative TSR)** - provides a measure of the relative return IAG delivers to our shareholders compared to the other entities in the S&P/ ASX 100.

The EPRs Plan provides you with the potential for significant personal reward where IAG meets its long-term financial objectives.

SECTION 2

how to apply for EPRs

If you are eligible to apply for EPRs, you will receive an e-mail confirming the number of EPRs that you may apply for and information on how to complete the online application.

In general, you should apply for EPRs by completing the online Application Form on the website at **http://www.computershare.com/employee/au/iag/lti**

The website is administered by Computershare and contains all relevant EPRs Plan documents.

You must complete and submit your application for EPRs by 5pm AEST on 25 October 2007.

Completing the Online Application

STEP 1: ACCESS THE COMPUTERSHARE WEBSITE

Click on the website link: http://www.computershare.com/employee/au/iag/lti if you are viewing this document electronically.

Alternatively, type the website address directly into the address line of your internet browser.

STEP 2: LOGIN AND COMPLETE THE ONLINE APPLICATION

You will be led through a number of steps to apply for EPRs. Completing these steps should take approximately 5 minutes. Follow the on-screen instructions to login to the online application and enter or confirm the required information.

1. To login you will need the following information:
   - Your payroll number
   - Your Computershare website password, which was included in your invitation e-mail sent to you by Computershare.
   - Your tax file number (optional)*
2. Confirm the details displayed on the confirmation screen are correct and submit.

* This information is optional. If you already hold ordinary IAG shares or participate in an IAG Employee Share Plan and have previously provided this information, it should be shown as "Quoted" in the TFN field.

STEP 3: APPLICATION CONFIRMATION

Once you complete and submit the online application, you will be provided with a confirmation number and an email will be sent to your nominated e-mail address to confirm your application has been completed.

Paper Application Forms

If you cannot complete an online application and require a paper Application Form and Offer documents, please contact Jacqui Connellan or Jennifer Cobley from Remuneration and Benefits. Contact details are provided on page 16.

Current IAG Shareholders and PAR Plan Participants

If you are an existing IAG shareholder, Deferred Award Rights participant or other IAG Employee Share Plan participant, and your HR payroll number, full name and address matches the Computershare records for these holdings, we have linked your online application with these existing holdings.

This means your online application will display the TFN status held by Computershare.

Should you change any of these existing details as part of your online application, your Computershare records for these holdings will be updated automatically.

SECTION 3

how the EPRs Plan works – summary

GRANT

Your invitation to apply for EPRs accompanies this booklet.

If you wish to accept the invitation, complete the application for EPRs on the website at http://www.computershare.com/employee/au/iag/lti by the due date (25 October 2007). If you cannot apply on the website you can request a paper Application Form.

You will be granted EPRs upon acceptance of your application by the Trustee (Grant Date).

See Page 4

PERFORM

The Performance Hurdles consist of a relative Total Shareholder Return (Relative TSR) hurdle and a Normalised Return on Equity (Normalised ROE) hurdle, which are both discussed in more detail in the "perform" section on page 5.

The Relative TSR hurdle is tested on 30 September 2010 (that is, three years after the Base Date) and then annually for another two years.

The Normalised ROE hurdle is measured for the period from 1 July 2007 to 30 June 2010 (following Board approval of the financial results for the period ending on 30 June 2010).

50% of the EPRs granted to you will become exercisable on full achievement of each hurdle, totalling 100% when both hurdles are fully satisfied.

Your performance in this period and in the period leading up to it will directly influence the performance of IAG, and as a consequence, the number of your EPRs that will become exercisable.

See Page 5-7

EPRs EXERCISABLE

Unless they lapse, some or all of your EPRs will become exercisable when the Trustee notifies you that the Performance Hurdles have been satisfied.

The Performance Hurdles relate to the Relative TSR performance of IAG relative to the Peer Group (entities comprising the S&P/ASX 100), and the Normalised ROE performance of IAG against targets as determined by the Board.

See Page 8-9

EXERCISE

Once EPRs have become exercisable, you can exercise them at any time before the 10th anniversary of the Grant Date. This is subject to you continuing as an employee of the Group. (Refer to the table on page 13 for more information).

See Page 10

LAPSE/CEASE EMPLOYMENT

If the Performance Hurdles are not met, EPRs will lapse at the end of the Performance Period.

EPRs that are not exercisable generally lapse if you cease employment with the Group. (Refer to the table on page 13 for more information).

See Page 11-12

HOLDING PERIOD

The shares that are obtained on exercise of the rights (Executive Performance Shares) can remain in the Trust (up to a maximum of 10 years from the Grant Date).

This will allow Participants to exercise the rights (once performance hurdles are met) and receive the dividends on their Executive Performance Shares without triggering a tax liability on exercise. Assuming you do not elect to be taxed upfront, tax would be deferred until the earlier of 10 years, cessation of employment or removal of shares from the Trust.

See Page 10

how the EPRs Plan works – grant

WHAT IS AN EPR?

An EPR is a right to acquire one ordinary share in IAG from the Trustee of the EPRs Plan. A right may be exercised in order to receive one share if the right has become exercisable and has not lapsed. Until you exercise your rights and acquire shares, an EPR will not give you a legal or beneficial interest in any IAG shares and you will not be able to participate in dividends or other shareholder benefits (including voting).

WHAT IS THE EPRS PLAN?

The EPRs Plan is an employee share rights plan designed to provide a long-term incentive opportunity to participants. The EPRs Plan provides rights over issued shares in IAG. The EPRs Plan is governed by the EPRs Terms and the Trust Deed.

WHO CAN PARTICIPATE IN THE EPRS PLAN?

Executives and a small number of other key leaders are nominated by direct reports to the Chief Executive Officer IAG, and approved by the Chief Executive Officer IAG, to participate in the EPRs Plan. Participants have been selected in light of the pivotal role they will play in achieving the longer-term business goals of the Group. The Nomination, Remuneration & Sustainability Committee approves the participation of each individual in the EPRs Plan.

WHAT ARE THE OBJECTIVES OF THE EPRS PLAN?

The EPRs Plan is a key component of our executive remuneration strategy. The EPRs Plan allows you to acquire shares in IAG, subject to the performance of IAG (as measured by Relative TSR and Normalised ROE) over the Performance Period. The EPRs Plan will allow you to share in wealth you help the Group create.

DO I HAVE TO PAY ANYTHING TO PARTICIPATE IN THE EPRS PLAN?

You are not required to pay anything to acquire EPRs under the EPRs Plan. Should your EPRs become exercisable, you will have the opportunity to acquire shares in IAG from the Trustee for all the EPRs which are exercised at any one time.

A share registry administration fee is payable by you to Computershare at the time Executive Performance Shares are transferred out of the Trust. As a guide, the fee is presently AUD$66 inclusive of GST.

HOW DO I PARTICIPATE IN THE EPRS PLAN?

If you wish to accept your invitation to participate in the EPRs Plan and be granted EPRs, you will need to complete the online application on the Computershare website at: www.computershare.com/employee/au/iag/lti, or complete a paper Application Form if you cannot access the website. Online applications must be submitted by 5pm AEST on 25 October 2007. Paper Application Forms must also be received by this time.

WHEN WILL I RECEIVE MY EPRS?

It is expected that your EPRs will be allocated to you on or about 29 October 2007. You will receive a statement from Computershare confirming your allocation shortly after that time.

how the EPRs Plan works – perform

WHEN WILL MY EPRS BECOME EXERCISABLE?

Generally, whether or not your EPRs will become exercisable will depend on the Performance Hurdles being met during the Performance Period.

If you remain employed by the Group, you will have up to 10 years from the Grant Date to exercise your EPRs that have become exercisable.

Cessation of your employment with the Group will affect your EPRs. Refer to pages 11 and 12 for more information about what happens to your EPRs if you cease employment with the Group.

If an Event occurs, the Board has discretion in determining how the EPRs will be dealt with (including making a determination that they become exercisable).

WHAT IS THE PERFORMANCE PERIOD?

The Performance Period is the period during which the Performance Hurdles must be met in order for any of your EPRs to become exercisable.

As presented in the diagram below, the Performance Period for the TSR portion of EPRs is between three and five years from 30 September 2007.

Relative TSR performance is first tested on 30 September 2010, and then annually until 30 September 2012.

The Performance Period for the Normalised ROE portion of EPRs is the three years ending 30 June 2010. The level of vesting will be determined by the Board following the release of the annual financial results.

The Performance Periods outlined above are applicable if you remain as an employee of the Group. Different arrangements apply if you cease to be an employee of the Group. Refer to the table on page 12 for more information.

RELATIVE TSR HURDLE


EXERCISE PERIOD
PERFORMANCE PERIOD
BASE DATE
Yr 0
30/9/2007
Yr 3
30/9/2010
Yr 4
30/9/2011
Yr 5
30/9/2012
Yr 10

NORMALISED ROE HURDLE


PERFORMANCE PERIOD
EXERCISE PERIOD
Yr 0
30 July 2007
Yr 3
30 June 2010
(Test Date)
Release of audited results & Board determination of ROE vesting
Yr 10

WHAT ARE THE PERFORMANCE HURDLES

The Performance Hurdles consist of two separate measures which are described in the table below.

	EPRs	HURDLE EXPLANATION
Relative TSR Hurdle	50% of total allocation	The Relative TSR hurdle is based on a comparison, over the Performance Period, of IAG's TSR with the TSR of the entities comprising the S&P/ASX 100 (at the Base Date). The Relative TSR hurdle will be measured on a Test Date for the period from the 30 September 2007 to the Test Date. For any of the TSR portion of EPRs to be exercisable, IAG's TSR performance must be within the top 50% of entities comprising the Peer Group. The Peer Group is all entities as at the Base Date comprised in the S&P/ASX 100.
Normalised ROE Hurdle	50% of total allocation	The Normalised ROE hurdle is an internal measure which compares IAG's actual Normalised ROE performance with the target Normalised ROE performance as determined by the Board. Normalised ROE will be measured for each six month period beginning on 1 July 2007 and ending on 30 June 2010. There will only be one Test Date for the Normalised ROE portion of the EPRs. For any of the Normalised ROE portion of EPRs to be exercisable, IAG's average Normalised ROE (the average of the six monthly ROE measurements over the three years ended 30th June 2010) must reach, at least, 1.3 times WACC.

WHAT IS RELATIVE TSR?

Total Shareholder Return (TSR) measures the entire return a shareholder would obtain from holding a company's shares over a period, taking into account factors such as changes in the market value of the shares and dividends paid over that period.

Relative TSR compares and ranks IAG's TSR against the TSR of entities in the Peer Group.

The measurement period for Relative TSR begins on the 30 September 2007 and ends on a Test Date between three and five years later.

WHAT IS NORMALISED ROE?

Return on Equity (ROE) is calculated by dividing net income by shareholders equity and measures how well a company uses its assets to produce earnings. It is also a measure of IAG's profitability which shows how much profit it has generated with the money shareholders have invested.

The measurement period for determining Normalised ROE begins on 1 July 2007 and ends on 30 June 2010. The average of the six monthly normalised ROE for each six month period during the measurement period is used to calculate Normalised ROE. The Board will determine whether any EPRs are exercisable based on the audited financial results.

$$\text{Normalised ROE} = \frac{\text{Normalised earnings}}{\text{Average equity attributable to IAG Shareholders}}$$

Normalised earnings are derived by performing three adjustments to IAG's actual Net Profit After Tax:

- adjusting the return on IAG shareholders' funds to be equivalent to the daily average 10-year bond rate for the period plus an equity risk premium for the portion held in equities;
- adjusting the tax expense in line with this notional change in investment income; and
- adding back any amortisation expense for that period.

The Board may determine further adjustments are necessary. For example, adjustments may be made to shareholders' equity if the timing of funds raised and/or returned is not aligned with respective earnings (e.g. equity raised for an acquisition prior to balance date but settled after).

In addition, the Board will determine the appropriate equity risk premium to be used to adjust the return on shareholders' funds.

how the EPRs Plan works – EPRs exercisable

WHEN CAN MY EPRS BECOME EXERCISABLE?

If the Performance Hurdles are met during the Performance Period, some or all of your EPRs will be exercisable during the Exercise Period provided they have not lapsed.

The Exercise Period commences when you are notified that the Performance Hurdles have been satisfied.

Different arrangements apply if you cease employment with the Group. Please refer to the table on page 12.

HOW MANY OF MY EPRS WILL BE EXERCISABLE?

The number of EPRs that will become exercisable depends on IAG's performance over the Performance Period based on IAG's TSR as ranked against the Peer Group (50% of total allocation), and IAG's Normalised ROE performance against target (50% of total allocation).

RELATIVE TSR HURDLE – 50% OF TOTAL ALLOCATION

The number of EPRs that will become exercisable under the TSR allocation is presented in the following graph. The maximum number of EPRs that can be exercised under the TSR allocation is 50% of the total EPRs granted.

% of EPRs exercisable under TSR allocation



100%
50%
0%
50th
75th
100th
IAG'S RANK IN ASX 100

HOW IS A COMPANY'S RANK DETERMINED?

IAG's rank in the Peer Group will be determined on each Test Date within the Performance Period by:

- Determining the TSR from 30 September 2007 to that Test Date for IAG and the TSR for each member of the Peer Group. This means that it will include changes in the market value of the shares in the relevant companies from 30 September 2007 to the Test Date. For this purpose, the market value of the shares at 30 September 2007 will be determined by reference to the volume weighted average price on the ASX in the three month period preceding and including 30 September 2007 (that is, from 1 July to 30 September 2007). The market value of shares on a Test Date will be determined by reference to the volume weighted average trading price on ASX in the three month period up to and including the Test Date; and
- Ranking IAG and the members of the Peer Group by reference to each company's TSR on a percentile scale, with the company with the highest TSR at that day ranked at 100. The rank for the Test Date is the position of IAG on that percentile scale.

NORMALISED ROE HURDLE – 50% OF TOTAL ALLOCATION

The number of EPRs that will become exercisable under the Normalised ROE allocation is represented in the table below. The maximum number of EPRs that can be exercised under the Normalised ROE allocation is 50% of the total EPRs granted.

NORMALISED ROE PERFORMANCE	VESTING SCALE
> 1.6 x WACC	100% vests
= 1.5 x WACC	80% vests
= 1.4 x WACC	50% vests
= 1.3 x WACC	30% vests
< 1.3 x WACC	0% vests

A sliding scale operates between the points represented in the table above so that for each percentage point that Normalised ROE exceeds WACC:

- Between 30% and 50%, an additional 3% of the ROE allocation vests; and
- Between 51% and 59% an additional 2% of the ROE allocation vests.

WHAT IS A TEST DATE?

The Test Dates for the TSR tranche of rights are 30 September 2010, 30 September 2011 and 30 September 2012 (or any other day(s) in the Performance Period as nominated by the Board).

The Test Date for the Normalised ROE tranche of rights is 30 June 2010 (or any other day(s) in the Performance Period as nominated by the Board).

how the EPRs Plan works – exercise and holding period

HOW DO I EXERCISE MY EPRS INTO IAG SHARES?

Shares in IAG will be allocated to you from the Trustee (Executive Performance Shares) when you exercise your EPRs (the Trustee will notify you if they are exercisable). The Executive Performance Shares may also remain in the Trust for a total period of 10 years form the Grant Date

You may exercise some or all of your EPRs which have become exercisable by lodging a notice of exercise of EPRs (in multiples of 100) with the Trustee.

WHAT HAPPENS IF I EXERCISE MY EPRS & LEAVE THE SHARES IN THE TRUST?

Once you have exercised your EPRs, the following will occur:

- Executive Performance Shares will be allocated to you and held on your behalf by the Trustee:
- You will be entitled to participate in dividends and other shareholder benefits such as voting:
- Your allocated Executive Performance Shares will be subject to a "forfeiture condition", that is, if the Board is of the opinion that you have (or intend to) commit any act which would amount to serious misconduct involving dishonesty, the Board may determine that some or all of the Executive Performance Shares be forfeited.

HOW ARE THE SHARES RELEASED FROM THE TRUST?

You may submit a Withdrawal Request to the Trustee at any time after the Executive Performance Shares have been allocated to you, following exercise of your EPRs to either:

(a) arrange, through the Trustee, the sale of all relevant Executive Performance Shares held by the Trustee on your behalf; or

(b) transfer the relevant Executive Performance Shares held on your behalf to you.

You will need to pay a fee to Computershare for each transfer and/or sale of Executive Performance Shares from the Trust. At present, the fee is AUD$66 (inclusive of GST). Computershare's fees are subject to change.

In certain limited circumstances set out in the Executive Performance Rights Terms you will not be permitted to submit a Withdrawal Request or it will be rejected.

how the EPRs lapse/cease employment

WHEN WILL MY EPRS LAPSE?

Any EPRs that are not exercised in the applicable Exercise Period will automatically lapse. If you continue to be an employee of the Group, your EPRs will lapse under the following circumstances:

- Any EPRs that have not become exercisable by the end of the Performance Period will lapse at that time;
- Any EPRs that have become exercisable by the end of the Performance Period but have not been exercised by the end of the Exercise Period will lapse at the end of the Exercise Period (10 years after Grant Date of the EPRs if you remain employed by the Group); and
- If you purport to transfer them without the Board's consent.

If you cease to be employed by the Group other than following retirement, redundancy, death, total and permanent disablement, serious misconduct involving dishonesty or with the approval of the Board, your EPRs will lapse:

- on the date you cease to be an employee, if your EPRs are not exercisable by that date; or
- at the end of the Exercise Period, if your EPRs are exercisable by that date

If you cease to be employed by the Group in circumstances of serious misconduct involving dishonesty, your EPRs will lapse on cessation of employment irrespective of whether they have become exercisable.

If you cease to be employed by the Group in any other circumstances, your EPRs will lapse:

- on the date you request that they lapse: or
- at the end of the Performance Period, if your EPRs do not become exercisable in the Performance Period or if you do not exercise your EPRs by the end of the Exercise Period.

how the EPRs Plan works – impact of cessation of employment on EPRs

WHETHER EPRS ARE EXERCISABLE OR NOT EXERCISABLE	IMPACT ON EPRS ON CEASING EMPLOYMENT WITH THE GROUP
RESIGNATION OR TERMINATION OF EMPLOYMENT WITH A COMPANY IN THE GROUP (OTHER THAN IN SPECIAL CIRCUMSTANCES AND WHERE THERE IS NO SERIOUS MISCONDUCT INVOLVING DISHONESTY)	
Exercisable	You may exercise EPRs within 90 days of the day on which you cease to be an employee (but not later than 10 years from the Grant Date).
Not Exercisable	EPRs lapse on the day you cease employment.
SPECIAL CIRCUMSTANCES (BEING RETIREMENT, REDUNDANCY, DEATH, TOTAL AND PERMANENT DISABLEMENT, OR BOARD APPROVAL)	
Exercisable	You may exercise your EPRs before the later of: a) 90 days after the day on which you cease to be an employee (but not later than 10 years from the Grant Date); or b) 90 days after the day on which the Performance Period ends.
Not Exercisable	You may exercise your EPRs if the Performance Hurdles are satisfied in the Performance Period. In these circumstances, the Performance Period will commence from the "Base Date" and end on the later of : a) 4 years from the Base Date; or b) 12 months after you cease to be an Employee (but no later than 5 years from the Base Date). If your EPRs become exercisable after you cease employment you may exercise them no later than 90 days after this Performance Period ends.
SERIOUS MISCONDUCT	
Exercisable and not exercisable	EPRs lapse on the day you cease employment

1 Note: This may apply if your employer ceases to be a Group company

SECTION 4

taxation summary - australia

The following information provides a summary of the Australian taxation rules that apply to benefits granted under the EPRs Plan. **The information is general in nature** and is intended to be a reference that you can provide to your taxation adviser.

It is strongly recommended that you seek professional advice in relation to your personal circumstances. If you, or your adviser has any additional questions, you may wish to contact Group Taxation for assistance.

This summary assumes that you are, and remain, an Australian resident for taxation purposes. If your tax residency status changes we recommend that you seek professional advice from your taxation advisor.

your choice

There are two possible ways to be taxed on rights you receive under the EPRS Plan. You may defer your tax or elect to pay tax upfront at the time the EPRs are granted to you. Your choice will depend upon your individual tax and financial circumstances and your views on the likely future price of IAG shares.

deferring your tax

TAXATION OF YOUR EPRS

You will automatically defer the payment of your tax unless you elect to be taxed upfront. Where you defer, you will be taxed at the Assessment Time, being the earlier of:

- the termination of your employment[2]
- when your shares are released to you.

If your Assessment Time is the time of the cessation of your employment, you will generally be taxed on the "market value" of your EPRs at the time of termination. The "market value" of each of your EPRs/Executive Performance Shares at the time of termination will be the market value of an IAG share on the date of termination. If your Assessment Time is the time when your shares are released to you from the Trust, you will generally be assessed on the market value of IAG shares at this time.

If your EPRs lapse, you should not be taxed on the EPRs.

TAXATION CONSEQUENCES OF SELLING SHARES ACQUIRED FROM YOUR EPRS

You may also be required to include a capital gain in your assessable income when you dispose of shares you acquire from your EPRs. You will not be required to include a capital gain if you dispose of your shares under the "30 Day Rule".

Capital Gain

You may be required to include a capital gain in calculating your assessable income. The capital gain will generally equal the excess of the proceeds from the sale of the share over the "cost base" of the share. If the sale proceeds are less than the cost base, you will generally make a capital loss, which can then be offset against capital gains you make in the same year or future years. The cost base of your shares should equal the tax market value of your EPRs at the Assessment Time.

Your capital gain (after taking into account any capital losses) may be reduced by one half if you sell your shares after 12 months from the date the shares are released to you from the Trust ("Capital Gains Tax Concession"). It is recommended you obtain independent tax advice before you dispose of shares you acquire from your EPRs as to whether you are entitled to the Capital Gains Tax Concession on disposal of your shares.

30 Day Rule

If you dispose of shares you acquire from your EPRs, you may be assessed under the 30 Day Rule. This 30 Day Rule applies where you dispose of your shares within 30 days of the Assessment Time. The amount included in your assessable income as a result of the 30 Day Rule will equal the consideration you receive for the shares as a result of the arm's length transaction.

2 Note: Your employment is terminated if either:

(a) your employment with a Group Company ceases; or

(b) if your employer has ceased to be a Group Company, your employment with your employer at the time you receive your EPRs ceases.

taxation summary

paying tax upfront

If you choose to be taxed upfront then you need to make an election under section 139E of the Income Tax Assessment Act 1936 for the 2007/2008 year of income. The election must be made before you lodge your return for the 2007/2008 tax year.

> An election you make for the 2007/2008 tax year may apply to other shares and rights you acquire under employee share schemes in that year, including any shares or rights you may acquire by virtue of any employee share plan of your former employer or by virtue of any other employee share plan of IAG.

TAXATION OF YOUR RIGHTS

If you make the election, you will be assessed on the allocation of your EPRs. You will be taxed on the "market value" of the EPRs when they are allocated to you by IAG. The "market value" of EPRs when they are allocated to you will be the market value of IAG shares on this date. If you make an election under section 139E, neither the termination of your employment nor the release of the shares to you from the Trust will be taxable events for you.

Generally, if the EPRs lapse without being exercised, you should not be taxed on the EPRs. If you have previously paid tax on the EPRs, you can seek a refund.

TAXATION CONSEQUENCES OF SELLING SHARES ACQUIRED FROM YOUR RIGHTS

Generally, you may be required to include a capital gain in your assessable income when you dispose of shares you acquire from exercising your EPRs. The capital gain will generally equal the excess of the proceeds from the sale of the share over the "cost base" of the share. If the sale proceeds are less than the cost base, you will generally make a capital loss, which can then be offset against capital gains you make in the same year or future years. The cost base of your shares should equal the tax market value of your EPRs ***at the date of grant.***

Your capital gain (after taking into account any capital losses) may be reduced by one half if you sell your shares after 12 months from the date the shares are released to you from the Trust ("Capital Gains Tax Concession"). It is recommended you obtain independent tax advice before you dispose of your shares you acquire from exercising your EPRs as to whether you are entitled to the Capital Gains Tax Concession on disposal of your shares.

SECTION 5

how to get more information

where can I find more information?

Further information can be found in the following EPRs documents:

- Executive Performance Rights Terms; and
- Trust Deed.

These documents are available free of charge from Remuneration & Benefits on request. IAG's share price is also available on insideIAG.

you can also contact

JACQUI CONNELLAN OR JENNIFER COBLEY
Remuneration Specialists, Remuneration and Benefits
Phone: +61 2 9292 8248
+61 2 9292 3395
e-mail: jacqui.connellan@iag.com.au
jennifer.cobley@iag.com.au

ALEX CHRISTIE

Head of Remuneration & Reward
e-mail: alex.christie@iag.com.au

CRAIG HESPE

Head of Group Taxation
e-mail: craig.hespe@iag.com.au

SECTION 6

glossary

Application Form	means either an on-line application form (accessed through the link provided in this booklet) or a paper application form provided by IAG on request of participants who cannot access the on-line form.
Grant Date	is the date on which the EPRs are granted to you by the Trustee.
Base Date	means, for this grant of EPRs, 30 September 2007.
Board	means the board of directors of IAG.
Computershare	means Computershare Plan Managers Pty Limited.
EPRs Plan	means the terms of the Trust as they apply to EPRs.
EPRs Terms	means the terms of the EPRs set out in schedule 9 of the Trust Deed.
Event	is defined in Term 2.3 of the EPRs Terms and includes a takeover offer made to the holders of shares in IAG (other than as a result of an allotment or transfer approved by the Board of IAG).
Executive Performance Shares	means ordinary IAG shares allocated to participants on exercise of EPRs.
Exercise Period	is described on page 8 of this booklet.
Group	means IAG and its subsidiaries.
GST	has the meaning it has in the A New Tax System (Goods and Services Tax) Act 1999 (Cwlth).
IAG	means Insurance Australia Group Limited (ABN 60 090 739 923).
Normalised Return on Equity or Normalised ROE	is described on page 7 of this booklet.
EPRs	means Executive Performance Rights issued pursuant to this invitation.
Peer Group	means the group of entities in the S&P/ASX 100 index (as determined by Standard & Poor's).
Performance Hurdles	are the Relative TSR hurdle and the Normalised ROE hurdle.
Performance Period	is described on page 5 of this booklet.
Relative TSR	is described on page 7 of this booklet.
Test Date	the Test Date for the TSR tranche of rights is the 30 September 2010 and the last trading day of each annual period for another two years, and any other day(s) in the Performance Period as nominated by the Board. The Test Date for the Normalised ROE tranche of rights is the 30 June 2010 [(or any other day(s) in the Performance Period as nominated by the Board).

TFN	means tax file number.
Trust Deed	IAG Share and Performance Award Rights Plan Trust Deed dated 12 February 2001, as amended from time to time.
Trustee	means IAG Share Plan Nominee Pty Ltd (ABN 52 095 125 152).
WACC	is the Weighted Average Cost of Capital.
Withdrawal Request	means a request by a Holder to the Trustee, including payment of any applicable reimbursement amount, in relation to the withdrawal of the Executive Performance Shares to: • Transfer to, or on behalf of, the Holder some or all of the Holder's Executive Performance Shares; or • Sell, on behalf of the Holder, some or all of the Holder's Executive Performance Shares.





STOCKCODE

Printed on Tudor RP 100% Recycled Paper

a Shared future

IAG EXECUTIVE PERFORMANCE RIGHTS – 2007/08 GRANT

EXPLANATORY BOOKLET - INTERNATIONAL

IAG
Insurance Australia Group

Executive Performance Rights – 2007/08 grant

IMPORTANT DATES

WEDNESDAY 17 OCTOBER 2007

Applications Open	An invitation e-mail will be sent to confirm your allocation of Executive Performance Rights (EPRs). You may apply for EPRs by completing the online Application Form on the IAG Employee Share Plan Centre website at: http://www.computershare.com/employee/au/iag/lti

THURSDAY 25 OCTOBER 2007

Applications Close	You must complete and submit your online Application Form by 5pm today. Any paper Application Forms must also be received by 5pm today.

MONDAY 29 OCTOBER 2007

Allocation Date	EPRs allocated to Participants.

In this booklet, all references to time are Australian Eastern Standard Time (AEST). These dates are indicative only. IAG may change all or some dates if required.

NEED HELP?

If you need help with your application after reading this booklet, you can contact Computershare on +61 3 9415 4160 between 8:30 am and 7pm Monday to Friday.

CONTENTS

IAG EXECUTIVE PERFORMANCE RIGHTS EXPLANATORY BOOKLET – INTERNATIONAL
EPR SERIES 1 – OCTOBER 2007
INSURANCE AUSTRALIA GROUP LIMITED
ABN 60 090 739 923

NRMA INSURANCE SGIO SGIC CGU SWAN INSURANCE STATE NZI

SECTION 1

EPRs and IAG performance

The Executive Performance Rights Plan (EPRs Plan) is designed to link your reward to IAG's longer-term performance, and also to the returns shareholders receive.

The EPRs Plan is linked to two key measures of our long-term financial performance:

1. **Normalised return on equity (Normalised ROE)** - focuses on the absolute return we deliver on shareholders' funds. As such, it is a direct reflection of IAG's performance and is not impacted by the performance of other companies.
2. **Relative Total Shareholder Return (Relative TSR)** - provides a measure of the relative return IAG delivers to our shareholders compared to the other entities in the S&P/ASX 100.

The EPRs Plan provides you with the potential for significant personal reward where IAG meets its long-term financial objectives.

SECTION 2

how to apply for EPRs

If you are eligible to apply for EPRs, you will receive an e-mail confirming the number of EPRs that you may apply for and information on how to complete the online application.

In general, you should apply for EPRs by completing the online Application Form on the website at **http://www.computershare.com/employee/au/iag/lti**

The website is administered by Computershare and contains all relevant EPRs Plan documents.

You must complete and submit your application for EPRs by 5pm AEST on 25 October 2007.

Completing the Online Application

STEP 1: ACCESS THE COMPUTERSHARE WEBSITE

Click on the website link: http://www.computershare.com/employee/au/iag/lti if you are viewing this document electronically.

Alternatively, type the website address directly into the address line of your internet browser.

STEP 2: LOGIN AND COMPLETE THE ONLINE APPLICATION

You will be led through a number of steps to apply for EPRs. Completing these steps should take approximately 5 minutes. Follow the on-screen instructions to login to the online application and enter or confirm the required information.

1. To login you will need the following information:
   - Your payroll number
   - Your Computershare website password, which was included in your invitation e-mail sent to you by Computershare.
   - Your tax file number (optional)*
2. Confirm the details displayed on the confirmation screen are correct and submit.

* *This information is optional. If you already hold ordinary IAG shares or participate in an IAG Employee Share Plan and have previously provided this information, it should be shown as "Quoted" in the TFN field.*

STEP 3: APPLICATION CONFIRMATION

Once you complete and submit the online application, you will be provided with a confirmation number and an email will be sent to your nominated e-mail address to confirm your application has been completed.

Paper Application Forms

If you cannot complete an online application and require a paper Application Form and Offer documents, please contact Jacqui Connellan or Jennifer Cobley from Remuneration and Benefits. Contact details are provided on page 14.

Current IAG Shareholders and PAR Plan Participants

If you are an existing IAG shareholder, Deferred Award Rights participant or other IAG Employee Share Plan participant, and your HR payroll number, full name and address matches the Computershare records for these holdings, we have linked your online application with these existing holdings.

This means your online application will display the TFN status held by Computershare.

Should you change any of these existing details as part of your online application, your Computershare records for these holdings will be updated automatically.

SECTION 3

how the EPRs Plan works – summary

GRANT

Your invitation to apply for EPRs accompanies this booklet.

If you wish to accept the invitation, complete the application for EPRs on the website at http://www.computershare.com/employee/au/iag/lti by the due date (25 October 2007). If you cannot apply on the website you can request a paper Application Form.

You will be granted EPRs upon acceptance of your application by the Trustee (Grant Date).

See Page 4

PERFORM

The Performance Hurdles consist of a relative Total Shareholder Return (Relative TSR) hurdle and a Normalised Return on Equity (Normalised ROE) hurdle, which are both discussed in more detail in the "perform" section on page 5.

The Relative TSR hurdle is tested on 30 September 2010 (that is, three years after the Base Date) and then annually for another two years.

The Normalised ROE hurdle is measured for the period from 1 July 2007 to 30 June 2010 (following Board approval of the financial results for the period ending on 30 June 2010).

50% of the EPRs granted to you will become exercisable on full achievement of each hurdle, totalling 100% when both hurdles are fully satisfied.

Your performance in this period and in the period leading up to it will directly influence the performance of IAG, and as a consequence, the number of your EPRs that will become exercisable.

See Page 5-7

EPRs EXERCISABLE

Unless they lapse, some or all of your EPRs will become exercisable when the Trustee notifies you that the Performance Hurdles have been satisfied.

The Performance Hurdles relate to the Relative TSR performance of IAG relative to the Peer Group (entities comprising the S&P/ASX 100), and the Normalised ROE performance of IAG against targets as determined by the Board.

See Page 8-9

EXERCISE

Once EPRs have become exercisable, you can exercise them at any time before the 10th anniversary of the Grant Date. This is subject to you continuing as an employee of the Group. (Refer to the table on page 13 for more information).

See Page 10

LAPSE/CEASE EMPLOYMENT

If the Performance Hurdles are not met, EPRs will lapse at the end of the Performance Period.

EPRs that are not exercisable generally lapse if you cease employment with the Group. (Refer to the table on page 13 for more information).

See Page 11-12

HOLDING PERIOD

The shares that are obtained on exercise of the rights (Executive Performance Shares) can remain in the Trust (up to a maximum of 10 years from the Grant Date).

See Page 10

how the EPRs Plan works – grant

WHAT IS AN EPR?

An EPR is a right to acquire one ordinary share in IAG from the Trustee of the EPRs Plan. A right may be exercised in order to receive one share if the right has become exercisable and has not lapsed. Until you exercise your rights and acquire shares, an EPR will not give you a legal or beneficial interest in any IAG shares and you will not be able to participate in dividends or other shareholder benefits (including voting).

WHAT IS THE EPRS PLAN?

The EPRs Plan is an employee share rights plan designed to provide a long-term incentive opportunity to participants. The EPRs Plan provides rights over issued shares in IAG. The EPRs Plan is governed by the EPRs Terms and the Trust Deed.

WHO CAN PARTICIPATE IN THE EPRS PLAN?

Executives and a small number of other key leaders are nominated by direct reports to the Chief Executive Officer IAG, and approved by the Chief Executive Officer IAG, to participate in the EPRs Plan. Participants have been selected in light of the pivotal role they will play in achieving the longer-term business goals of the Group. The Nomination, Remuneration & Sustainability Committee approves the participation of each individual in the EPRs Plan.

WHAT ARE THE OBJECTIVES OF THE EPRS PLAN?

The EPRs Plan is a key component of our executive remuneration strategy. The EPRs Plan allows you to acquire shares in IAG, subject to the performance of IAG (as measured by Relative TSR and Normalised ROE) over the Performance Period. The EPRs Plan will allow you to share in wealth you help the Group create.

DO I HAVE TO PAY ANYTHING TO PARTICIPATE IN THE EPRS PLAN?

You are not required to pay anything to acquire EPRs under the EPRs Plan. Should your EPRs become exercisable, you will have the opportunity to acquire shares in IAG from the Trustee for all the EPRs which are exercised at any one time.

A share registry administration fee is payable by you to Computershare at the time Executive Performance Shares are transferred out of the Trust. As a guide, the fee is presently AUD$66 inclusive of GST.

HOW DO I PARTICIPATE IN THE EPRS PLAN?

If you wish to accept your invitation to participate in the EPRs Plan and be granted EPRs, you will need to complete the online application on the Computershare website at: **www.computershare.com/employee/au/iag/lti**, or complete a paper Application Form if you cannot access the website. Online applications must be submitted by 5pm AEST on 25 October 2007. Paper Application Forms must also be received by this time.

WHEN WILL I RECEIVE MY EPRS?

It is expected that your EPRs will be allocated to you on or about 29 October 2007. You will receive a statement from Computershare confirming your allocation shortly after that time.

how the EPRs Plan works – perform

WHEN WILL MY EPRS BECOME EXERCISABLE?

Generally, whether or not your EPRs will become exercisable will depend on the Performance Hurdles being met during the Performance Period.

If you remain employed by the Group, you will have up to 10 years from the Grant Date to exercise your EPRs that have become exercisable.

Cessation of your employment with the Group will affect your EPRs. Refer to pages 11 and 12 for more information about what happens to your EPRs if you cease employment with the Group.

If an Event occurs, the Board has discretion in determining how the EPRs will be dealt with (including making a determination that they become exercisable).

WHAT IS THE PERFORMANCE PERIOD?

The Performance Period is the period during which the Performance Hurdles must be met in order for any of your EPRs to become exercisable.

As presented in the diagram below, the Performance Period for the TSR portion of EPRs is between three and five years from 30 September 2007.

Relative TSR performance is first tested on 30 September 2010, and then annually until 30 September 2012.

The Performance Period for the Normalised ROE portion of EPRs is the three years ending 30 June 2010. The level of vesting will be determined by the Board following the release of the annual financial results.

The Performance Periods outlined above are applicable if you remain as an employee of the Group. Different arrangements apply if you cease to be an employee of the Group. Refer to the table on page 12 for more information.

RELATIVE TSR HURDLE


EXERCISE PERIOD
PERFORMANCE PERIOD
BASE DATE
Yr 0 30/9/2007
Yr 3 30/9/2010
Yr 4 30/9/2011
Yr 5 30/9/2012
Yr 10

NORMALISED ROE HURDLE


PERFORMANCE PERIOD
EXERCISE PERIOD
Yr 0 30 July 2007
Yr 3 30 June 2010 (Test Date)
Release of audited results & Board determination of ROE vesting
Yr 10

WHAT ARE THE PERFORMANCE HURDLES

The Performance Hurdles consist of two separate measures which are described in the table below.

	EPRs	HURDLE EXPLANATION
Relative TSR Hurdle	50% of total allocation	The Relative TSR hurdle is based on a comparison, over the Performance Period, of IAG's TSR with the TSR of the entities comprising the S&P/ASX 100 (at the Base Date). The Relative TSR hurdle will be measured on a Test Date for the period from the 30 September 2007 to the Test Date. For any of the TSR portion of EPRs to be exercisable, IAG's TSR performance must be within the top 50% of entities comprising the Peer Group. The Peer Group is all entities as at the Base Date comprised in the S&P/ASX 100.
Normalised ROE Hurdle	50% of total allocation	The Normalised ROE hurdle is an internal measure which compares IAG's actual Normalised ROE performance with the target Normalised ROE performance as determined by the Board. Normalised ROE wil be measured for each six month period beginning on 1 July 2007 and ending on 30 June 2010. There will only be one Test Date for the Normalised ROE portion of the EPRs. For any of the Normalised ROE portion of EPRs to be exercisable, IAG's average Normalised ROE (the average of the six monthly ROE measurements over the three years ended 30th June 2010) must reach, at least, 1.3 times WACC.

WHAT IS RELATIVE TSR?

Total Shareholder Return (TSR) measures the entire return a shareholder would obtain from holding a company's shares over a period, taking into account factors such as changes in the market value of the shares and dividends paid over that period.

Relative TSR compares and ranks IAG's TSR against the TSR of entities in the Peer Group.

The measurement period for Relative TSR begins on the 30 September 2007 and ends on a Test Date between three and five years later.

WHAT IS NORMALISED ROE?

Return on Equity (ROE) is calculated by dividing net income by shareholders equity and measures how well a company uses its assets to produce earnings. It is also a measure of IAG's profitability which shows how much profit it has generated with the money shareholders have invested.

The measurement period for determining Normalised ROE begins on 1 July 2007 and ends on 30 June 2010. The average of the six monthly normalised ROE for each six month period during the measurement period is used to calculate Normalised ROE. The Board will determine whether any EPRs are exercisable based on the audited financial results.

$$\text{Normalised ROE} = \frac{\text{Normalised earnings}}{\text{Average equity attributable to IAG Shareholders}}$$

Normalised earnings are derived by performing three adjustments to IAG's actual Net Profit After Tax:

- adjusting the return on IAG shareholders' funds to be equivalent to the daily average 10-year bond rate for the period plus an equity risk premium for the portion held in equities;
- adjusting the tax expense in line with this notional change in investment income; and
- adding back any amortisation expense for that period.

The Board may determine further adjustments are necessary. For example, adjustments may be made to shareholders' equity if the timing of funds raised and/or returned is not aligned with respective earnings (e.g. equity raised for an acquisition prior to balance date but settled after).

In addition, the Board will determine the appropriate equity risk premium to be used to adjust the return on shareholders' funds.

how the EPRs Plan works – EPRs exercisable

WHEN CAN MY EPRS BECOME EXERCISABLE?

If the Performance Hurdles are met during the Performance Period, some or all of your EPRs will be exercisable during the Exercise Period provided they have not lapsed.

The Exercise Period commences when you are notified that the Performance Hurdles have been satisfied.

Different arrangements apply if you cease employment with the Group. Please refer to the table on page 12.

HOW MANY OF MY EPRS WILL BE EXERCISABLE?

The number of EPRs that will become exercisable depends on IAG's performance over the Performance Period based on IAG's TSR as ranked against the Peer Group (50% of total allocation), and IAG's Normalised ROE performance against target (50% of total allocation).

RELATIVE TSR HURDLE – 50% OF TOTAL ALLOCATION

The number of EPRs that will become exercisable under the TSR allocation is presented in the following graph. The maximum number of EPRs that can be exercised under the TSR allocation is 50% of the total EPRs granted.

% of EPRs exercisable under TSR allocation



100%
50%
0%
50th
75th
100th
IAG'S RANK IN ASX 100

HOW IS A COMPANY'S RANK DETERMINED?

IAG's rank in the Peer Group will be determined on each Test Date within the Performance Period by:

- Determining the TSR from 30 September 2007 to that Test Date for IAG and the TSR for each member of the Peer Group. This means that it will include changes in the market value of the shares in the relevant companies from 30 September 2007 to the Test Date. For this purpose, the market value of the shares at 30 September 2007 will be determined by reference to the volume weighted average price on the ASX in the three month period preceding and including 30 September 2007 (that is, from 1 July to 30 September 2007). The market value of shares on a Test Date will be determined by reference to the volume weighted average trading price on ASX in the three month period up to and including the Test Date; and
- Ranking IAG and the members of the Peer Group by reference to each company's TSR on a percentile scale, with the company with the highest TSR at that day ranked at 100. The rank for the Test Date is the position of IAG on that percentile scale.

NORMALISED ROE HURDLE – 50% OF TOTAL ALLOCATION

The number of EPRs that will become exercisable under the Normalised ROE allocation is represented in the table below. The maximum number of EPRs that can be exercised under the Normalised ROE allocation is 50% of the total EPRs granted.

NORMALISED ROE PERFORMANCE	VESTING SCALE
> 1.6 x WACC	100% vests
= 1.5 x WACC	80% vests
= 1.4 x WACC	50% vests
= 1.3 x WACC	30% vests
< 1.3 x WACC	0% vests

A sliding scale operates between the points represented in the table above so that for each percentage point that Normalised ROE exceeds WACC:

- Between 30% and 50%, an additional 3% of the ROE allocation vests; and
- Between 51% and 59% an additional 2% of the ROE allocation vests.

WHAT IS A TEST DATE?

The Test Dates for the TSR tranche of rights are 30 September 2010, 30 September 2011 and 30 September 2012 (or any other day(s) in the Performance Period as nominated by the Board).

The Test Date for the Normalised ROE tranche of rights is 30 June 2010 (or any other day(s) in the Performance Period as nominated by the Board).

how the EPRs Plan works – exercise and holding period

HOW DO I EXERCISE MY EPRS INTO IAG SHARES?

Shares in IAG will be allocated to you from the Trustee (Executive Performance Shares) when you exercise your EPRs (the Trustee will notify you if they are exercisable). The Executive Performance Shares may also remain in the Trust for a total period of 10 years form the Grant Date

You may exercise some or all of your EPRs which have become exercisable by lodging a notice of exercise of EPRs (in multiples of 100) with the Trustee.

WHAT HAPPENS IF I EXERCISE MY EPRS & LEAVE THE SHARES IN THE TRUST?

Once you have exercised your EPRs, the following will occur:

- Executive Performance Shares will be allocated to you and held on your behalf by the Trustee;
- You will be entitled to participate in dividends and other shareholder benefits such as voting;
- Your allocated Executive Performance Shares will be subject to a "forfeiture condition", that is, if the Board is of the opinion that you have (or intend to) commit any act which would amount to serious misconduct involving dishonesty, the Board may determine that some or all of the Executive Performance Shares be forfeited.

HOW ARE THE SHARES RELEASED FROM THE TRUST?

You may submit a Withdrawal Request to the Trustee at any time after the Executive Performance Shares have been allocated to you, following exercise of your EPRs to either:

(a) arrange, through the Trustee, the sale of all relevant Executive Performance Shares held by the Trustee on your behalf; or

(b) transfer the relevant Executive Performance Shares held on your behalf to you.

You will need to pay a fee to Computershare for each transfer and/or sale of Executive Performance Shares from the Trust. At present, the fee is AUD$66 (inclusive of GST). Computershare's fees are subject to change.

In certain limited circumstances set out in the Executive Performance Rights Terms you will not be permitted to submit a Withdrawal Request or it will be rejected.

how the EPRs lapse/cease employment

WHEN WILL MY EPRS LAPSE?

Any EPRs that are not exercised in the applicable Exercise Period will automatically lapse. If you continue to be an employee of the Group, your EPRs will lapse under the following circumstances:

- Any EPRs that have not become exercisable by the end of the Performance Period will lapse at that time;
- Any EPRs that have become exercisable by the end of the Performance Period but have not been exercised by the end of the Exercise Period will lapse at the end of the Exercise Period (10 years after Grant Date of the EPRs if you remain employed by the Group); and
- If you purport to transfer them without the Board's consent.

If you cease to be employed by the Group other than following retirement, redundancy, death, total and permanent disablement, serious misconduct involving dishonesty or with the approval of the Board, your EPRs will lapse:

- on the date you cease to be an employee, if your EPRs are not exercisable by that date; or
- at the end of the Exercise Period, if your EPRs are exercisable by that date

If you cease to be employed by the Group in circumstances of serious misconduct involving dishonesty, your EPRs will lapse on cessation of employment irrespective of whether they have become exercisable.

If you cease to be employed by the Group in any other circumstances, your EPRs will lapse:

- on the date you request that they lapse; or
- at the end of the Performance Period, if your EPRs do not become exercisable in the Performance Period or if you do not exercise your EPRs by the end of the Exercise Period.

how the EPRs Plan works – impact of cessation of employment on EPRs

WHETHER EPRS ARE EXERCISABLE OR NOT EXERCISABLE	IMPACT ON EPRS ON CEASING EMPLOYMENT WITH THE GROUP
RESIGNATION OR TERMINATION OF EMPLOYMENT WITH A COMPANY IN THE GROUP (OTHER THAN IN SPECIAL CIRCUMSTANCES AND WHERE THERE IS NO SERIOUS MISCONDUCT INVOLVING DISHONESTY)	
Exercisable	You may exercise EPRs within 90 days of the day on which you cease to be an employee (but not later than 10 years from the Grant Date).
Not Exercisable	EPRs lapse on the day you cease employment.
SPECIAL CIRCUMSTANCES (BEING RETIREMENT, REDUNDANCY, DEATH, TOTAL AND PERMANENT DISABLEMENT, OR BOARD APPROVAL)	
Exercisable	You may exercise your EPRs before the later of: a) 90 days after the day on which you cease to be an employee (but not later than 10 years from the Grant Date); or b) 90 days after the day on which the Performance Period ends.
Not Exercisable	You may exercise your EPRs if the Performance Hurdles are satisfied in the Performance Period. In these circumstances, the Performance Period will commence from the "Base Date" and end on the later of : a) 4 years from the Base Date; or b) 12 months after you cease to be an Employee (but no later than 5 years from the Base Date). If your EPRs become exercisable after you cease employment you may exercise them no later than 90 days after this Performance Period ends.
SERIOUS MISCONDUCT	
Exercisable and not exercisable	EPRs lapse on the day you cease employment

1 Note: This may apply if your employer ceases to be a Group company

SECTION 4

taxation summary - international

International supplementary documents have been prepared and form part of your Offer documents. They assume that you are, and remain, a local resident for taxation purposes. The following country guides are available:

New Zealand

United Kingdom

Singapore

China

Thailand

It is important for you to refer to your relevant country document for guidance. **The information is general in nature** and is intended to be a reference that you can provide to your taxation advisor.

It is strongly recommended that you seek professional advice in relation to your personal circumstances.

SECTION 5

how to get more information

where can I find more information?

Further information can be found in the following EPRs documents:

- Executive Performance Rights Terms; and
- Trust Deed.

These documents are available free of charge from Remuneration & Benefits on request. IAG's share price is also available on insideIAG.

you can also contact

JACQUI CONNELLAN OR JENNIFER COBLEY
Remuneration Specialists, Remuneration and Benefits
Phone: +61 2 9292 8248
+61 2 9292 3395
e-mail: jacqui.connellan@iag.com.au
jennifer.cobley@iag.com.au

ALEX CHRISTIE

Head of Remuneration & Reward
e-mail: alex.christie@iag.com.au

CRAIG HESPE

Head of Group Taxation
e-mail: craig.hespe@iag.com.au

SECTION 6

glossary

Application Form	means either an on-line application form (accessed through the link provided in this booklet) or a paper application form provided by IAG on request of participants who cannot access the on-line form.
Grant Date	is the date on which the EPRs are granted to you by the Trustee.
Base Date	means, for this grant of EPRs, 30 September 2007.
Board	means the board of directors of IAG.
Computershare	means Computershare Plan Managers Pty Limited.
EPRs Plan	means the terms of the Trust as they apply to EPRs.
EPRs Terms	means the terms of the EPRs set out in schedule 9 of the Trust Deed.
Event	is defined in Term 2.3 of the EPRs Terms and includes a takeover offer made to the holders of shares in IAG (other than as a result of an allotment or transfer approved by the Board of IAG).
Executive Performance Shares	means ordinary IAG shares allocated to participants on exercise of EPRs.
Exercise Period	is described on page 8 of this booklet.
Group	means IAG and its subsidiaries.
GST	has the meaning it has in the A New Tax System (Goods and Services Tax) Act 1999 (Cwlth).
IAG	means Insurance Australia Group Limited (ABN 60 090 739 923).
Normalised Return on Equity or Normalised ROE	is described on page 7 of this booklet.
EPRs	means Executive Performance Rights issued pursuant to this invitation.
Peer Group	means the group of entities in the S&P/ASX 100 index (as determined by Standard & Poor's).
Performance Hurdles	are the Relative TSR hurdle and the Normalised ROE hurdle.
Performance Period	is described on page 5 of this booklet.
Relative TSR	is described on page 7 of this booklet.
Test Date	the Test Date for the TSR tranche of rights is the 30 September 2010 and the last trading day of each annual period for another two years and any other day(s) in the Performance Period as nominated by the Board. the Test Date for the Normalised ROE tranche of rights is the 30 June 2010 ((or any other day(s) in the Performance Period as nominated by the Board).

TFN	means tax file number.
Trust Deed	IAG Share and Performance Award Rights Plan Trust Deed dated 12 February 2001, as amended from time to time.
Trustee	means IAG Share Plan Nominee Pty Ltd (ABN 52 095 125 152).
WACC	is the Weighted Average Cost of Capital.
Withdrawal Request	means a request by a Holder to the Trustee, including payment of any applicable reimbursement amount, in relation to the withdrawal of the Executive Performance Shares to: • Transfer to, or on behalf of, the Holder some or all of the Holder's Executive Performance Shares; or • Sell on behalf of the Holder some or all of the Holder's Executive Performance Shares.

a Shared future

IAG EXECUTIVE PERFORMANCE RIGHTS - 2007/2008 EXPLANATORY BOOKLET
INTERNATIONAL TAX SUMMARY - SINGAPORE

INTRODUCTION

The following information provides a summary of the Singapore taxation rules under the Executive Performance Rights (EPRs) Plan. **The information is general in nature** and is intended to be a reference that you can provide to your taxation adviser.

It is strongly recommended that you seek professional advice in relation to your personal circumstances. If you or your adviser has any additional questions, you may wish to contact Group Taxation for assistance.

This summary assumes that you are, and remain, a Singapore tax resident for taxation purposes. If your tax residency status changes we recommend that you seek professional advice from your taxation advisor.

BASIS OF TAXATION OF YOUR EPRS

An individual who is physically present/exercises employment in Singapore for 183 days or more in a calendar year will be considered a tax resident of Singapore.

As Singapore operates on a territorial basis of assessment, only Singapore-sourced income is taxable in Singapore.

In the context of employment income, if you are working or deemed to be working in Singapore, your employment income will be regarded as Singapore-sourced and subject to tax in Singapore, regardless of who makes the payment, where the payment is received or who is the legal employer. This is the case even if you are required to travel extensively where your overseas trips are viewed as incidental to your Singapore employment.

As your EPRs are granted to you in respect of your employment with IAG, your EPRs will be taxable as your employment income.

TAXATION OF YOUR EPRS

1. GRANT

There are no tax consequences on the grant of your EPRs.

2. EXERCISE

The taxable benefit upon exercise is subject to tax. The taxable benefit is the market value of the Executive Performance Shares on the date of exercise less the exercise price (if any).

3. LAPSE

If your EPRs lapse as a result of not meeting performance hurdles, you will not be subject to tax on your EPRs. However, if your EPRs lapse as a result of ceasing employment, the "deemed exercise rule" may apply (see below).

4. DEEMED EXERCISE RULE

The "deemed exercise rule" applies to foreign citizens and Singapore Permanent Residents who are ceasing Singapore employment or leaving Singapore Permanently.

The "deemed exercise rule" will apply even though you may not have exercised the EPRs at the point of ceasing your Singapore employment. Under the provision, the deemed taxable benefit will be calculated as if the taxable event occurred one month before the date of ceasing your Singapore employment.

Please note that should the actual gain on exercise on the EPRs result in a lower gain than the deemed amount, you may apply to the Inland Revenue Authority of Singapore to reassess your tax liability based on the actual gain. For reassessment, this application must be made with documentary evidence of the actual gain and within 6 years after the year of assessment in which the deemed exercise is applied.

5. SALE OF EXECUTIVE PERFORMANCE SHARES

There are no tax implications on the sale of shares acquired from exercise of the EPRs as there is no capital gains tax in Singapore.

6. DIVIDENDS

As the IAG shares are traded on the Australia Stock Exchange, the Executive Performance Shares are considered a foreign investment. As the dividend income is foreign sourced the dividends are not subject to tax in Singapore.

a Shared future

IAG EXECUTIVE PERFORMANCE RIGHTS - 2007/2008 EXPLANATORY BOOKLET

INTERNATIONAL TAX SUMMARY - THAILAND

INTRODUCTION

The following taxation summary assumes that you are, and remain, a Thai resident for taxation purposes. **The information is general in nature** and relates to Thailand taxation rules that apply to awards made under the Executive Performance Rights (EPRs) Plan. It does not take into account your personal circumstances or other tax liabilities which may arise in other jurisdictions.

It is strongly recommended that you seek professional advice in relation to your personal circumstances prior to exercising your EPRs from a professional advisor.

TAXATION OF YOUR IAG EPRS

The Thai Revenue Code treats income from different sources in different ways.

For residents of Thailand, income from a source in Thailand is subject to personal income tax regardless of whether or not such income is paid in or outside Thailand.

Thai source is defined as performing duties in Thailand from a post or office held, or business carried on, in Thailand or from business of an employer in Thailand or from a property situated in Thailand. Thai tax is payable whether such income is paid in or outside Thailand and whether or not one is a resident of Thailand.

Income from a foreign source is subject to personal income tax only where the income in remitted to Thailand.

A resident of Thailand means a person residing in Thailand in aggregate for a period of 180 days or more in the relevant calendar year.

GRANT

You will not be subject to Thai personal income tax on the grant of your EPRs.

EXERCISE

When you exercise your EPRs, the fair market value of Executive Performance Shares at exercise date will be subject to Thai personal income tax as employment income. The taxable benefit will be taxed at progressive tax rates of up to a maximum of 37%.

You are required to include any taxable benefit received upon exercise of EPRs in your annual personal income tax return (PND 91 Form) for the year in which it is received. The due date of filing the annual personal income tax return is 31st March of the following year.

TAXATION CONSEQUENCES OF SELLING EXECUTIVE PERFORMANCE SHARES ACQUIRED FROM YOUR EPRS

Thai residents will be taxed on the difference between the sale proceeds and the amount already subject to tax (fair market value of Executive Performance Shares at the date of exercise) when the gain is remitted into Thailand in the same calendar year earned.

If the gain is not remitted into Thailand in the same calendar year earned, then no Thai taxation is triggered.

You are required to include any taxable capital gain received upon sale of IAG shares in your annual personal income tax return (PND 90 Form). The due date of filing the annual personal income tax return is 31st March of the year following the share disposal.

The Bank of Thailand has issued new regulations which revoke the previous rules which require Thai nationals to remit capital gains and dividends received abroad to Thailand within 7 or 15 days. Instead, the regulations authorise commercial banks to set their own time limits to remit such funds into Thailand. Therefore, you should contact your bank for this specific information.

a Shared future

IAG EXECUTIVE PERFORMANCE RIGHTS - 2007/2008 EXPLANATORY BOOKLET

INTERNATIONAL TAX SUMMARY - NEW ZEALAND

INTRODUCTION

The following information provides a summary of the New Zealand taxation rules that apply to benefits granted under the Executive Performance Rights (EPRs) Plan. **The information is general in nature** and intended to be a reference that you can provide to your taxation adviser.

It is strongly recommended that you seek professional advice in relation to your personal circumstances. If you, or your adviser has any additional questions, you may wish to contact Group Taxation for assistance.

This summary assumes that you are, and remain, a New Zealand resident for taxation purposes. Hence, if your tax residency status changes, we recommend that you seek professional advice from your taxation adviser.

TAXATION OF YOUR EPRS

You will be subject to New Zealand tax on your EPRs when you exercise them to acquire Executive Performance Shares. The taxable benefit is the difference between the market value of Executive Performance Shares at the time you exercise the EPRs and the cost incurred in acquiring the Executive Performance Shares (the exercise price). This is irrespective of whether you arrange for the Executive Performance Shares to be transferred to you from the Trustee or they are held in Trust. The taxable benefit will be taxed at marginal tax rates of up to 39%. The ACC earners' levy of 1.3% may also apply to earnings up to NZ$99,817 for the 2007/08 tax year.

There is a risk that if the Executive Performance Shares remain in the Trust after exercise, that New Zealand will seek to tax the proceeds when the Executive Performance Shares are sold, without allowing for the fact that tax has been paid at exercise. For this reason, it may be preferable that as a New Zealand tax resident you acquire ownership of your shares immediately upon exercise of your EPRs.

If your EPRs lapse, you will not be subject to New Zealand tax.

TAXATION CONSEQUENCES OF SELLING EXECUTIVE PERFORMANCE SHARES ACQUIRED FROM YOUR EPRS

There is no capital gains tax in New Zealand. Consequently, there will be no further tax imposed when you dispose of the Executive Performance Shares, provided your intention when acquiring the Executive Performance Shares is to hold the shares for investment purposes. Generally if you are not a share trader and the shares are acquired via an employee share plan, any profit on sale should not be taxable.

TAXATION CONSEQUENCE OF HOLDING EXECUTIVE PERFORMANCE SHARES ACQUIRED FROM YOUR EPRS

If you continue to retain Executive Performance Shares after exercise, you will be taxed on any dividends paid to you. You cannot claim the Australian franking credit in your New Zealand tax return however you will only be subject to tax on the net dividend income, i.e. the cash amount received.

As IAG is an Australian resident company that is listed on an approved index under the Australian Securities Exchange (ASX), your Executive Performance Shares will be exempt from the Foreign Investment Fund (FIF) regime in New Zealand.

REPORTING REQUIREMENTS

IAG is not required to report the EPRs income to the Inland Revenue Department (IRD) or deduct any Pay-As-You-Earn (PAYE) from you on the income. Hence, you are required to report the relevant EPRs benefits in your annual individual income tax return (IR 3).

PROVISIONAL TAX

The tax liability on the EPRs income rests solely with you and therefore you should consider provisional tax obligations. If you expect your residual income tax[1] to exceed $35,000 for the income year, you should consider making voluntary provisional tax payments to avoid use of money interest (currently 14.24% per annum) being imposed. Provisional tax is payable in advance in three instalments, i.e. 7 July and 7 November of the current year, and 7 March of the following year.

You will therefore need to consider provisional tax implications in deciding when to exercise your EPRs.

1. Residual income tax is your tax liability after the deduction of tax credits but before the deduction of provisional tax paid. These tax credits include PAYE, creditable foreign tax, imputation credits and resident withholding tax.

a Shared future

IAG EXECUTIVE PERFORMANCE RIGHTS - 2007/2008 EXPLANATORY BOOKLET

INTERNATIONAL TAX SUMMARY - UNITED KINGDOM

INTRODUCTION

The following information provides a summary of the UK taxation rules that apply to benefits granted under the Executive Performance Rights (EPRs) Plan. **The information is general in nature** and is intended to be a reference that you can provide to your taxation adviser. You should therefore not rely on this summary for the purposes of any investment decision that you make.

Your tax and National Insurance Contribution (NIC) position will depend upon your personal circumstances and you are advised to consult your tax adviser for specific advice relating to your own situation. If you, or your adviser have any additional questions in relation to the operation of the plan, you may wish to contact Group Taxation for assistance.

This summary assumes that for tax purposes, you are resident and ordinarily resident in the United Kingdom on the date that the EPRs are granted to you and that you remain resident and ordinarily resident in the United Kingdom until the time that you exercise your EPRs and subsequently sell your Executive Performance Shares. This summary reflects our understanding of the tax and NIC position in the United Kingdom as at 20 September 2007.

TAXATION OF YOUR EPRS

GRANT

Will UK income tax and NIC apply at the time I am granted my EPRs?

There is neither income tax nor NIC due when the EPRs are granted to you.

EXERCISE

Will UK income tax and NIC apply at the time I exercise my EPRs?

UK income tax and NIC will apply at the time that you exercise your EPRs even if the Executive Performance Shares remain in the Trust. The top marginal tax rate for 2007/2008 is 40% and employer NIC is due at a rate dependent upon the level of monthly earnings.

What amount is subject to income tax and NIC at exercise?

The amount subject to income tax at exercise is the market value of the Executive Performance Shares at exercise less the amount you pay to acquire the IAG shares e.g. administration fees.

How will my income tax and NIC be collected?

Where possible, the income tax and NIC payable on exercise will be collected by your employer through the PAYE system. If you are likely to have insufficient net salary in the month of exercise to meet the tax and NIC liabilities, you are required to make arrangements to refund the balance of the tax due to your employer.

Unless you provide the additional funds to meet the liability, your employer may make the necessary arrangements to withhold sufficient shares to meet any outstanding liability.

Do I need to include the exercise of my EPRs on my UK tax return?

If you are sent a UK Self Assessment income tax return to complete, then you should include details of the exercise on the share scheme pages.

What are the UK tax implications if my Executive Performance Shares remain held in trust following exercise?

Although your Executive Performance Shares may remain held in Trust for a period of 10 years after exercise, UK income tax and NIC will still apply at the date of exercise of the EPRs in the manner described above. The next UK taxing point will be when the Executive Performance Shares are sold.

What will happen if I decide not to exercise my EPRs?

If the EPRs lapse without being exercised then you should not be subject to tax or NIC on the EPRs.

DIVIDENDS

Will the dividends I receive on my IAG Executive Performance Shares be taxable?

Any dividends you receive on your Executive Performance Shares following the exercise of your EPRs will be subject to UK tax at a rate of 10% for lower and basic rate taxpayers, and 32.5% for higher rate taxpayers. As the dividend is a foreign dividend, a foreign tax credit may be claimed for foreign taxes paid.

SALE

Will I be subject to UK tax when I sell my Executive Performance Shares?

Assuming you are domiciled in the UK you may be subject to UK capital gains tax.

How is my capital gain calculated?

The capital gain is calculated as the difference between the sales proceeds received and the amount paid to acquire the shares plus any amount previously subject to income tax (which together are generally equal to the market value of the shares at exercise). The calculation may be more complex, however, if you already hold IAG shares.

If you already hold IAG shares or acquire IAG shares at different times, there are complex "matching rules" used when calculating the capital gain on the disposal of any shares. Specific advice on these rules should be sought.

If your chargeable gains exceed your annual exemption, you will pay capital gains tax on the amount in excess of your annual exemption. Tax will be charged at your marginal rate of tax (currently 40% for a higher rate taxpayer). You will be entitled to an annual exemption to use against any capital gains you make in a tax year (£9,200 for the 2007/08 tax year).

A measure of relief ("taper relief") may be available to reduce the amount that is chargeable to UK capital gains tax depending on the length of time the Executive Performance Shares are held after the EPR is exercised. There are two rates of taper relief. If access to the more beneficial rate is available, the effective tax rate (assuming an actual marginal income tax rate of 40%) is 20% for shares held between 1 and 2 years and 10% for shares held for at least 2 years. Specific advice on the level of taper relief you may be entitled to should be sought at the appropriate time.

Will my employer withhold any capital gains tax?

Your employer will not withhold any capital gains tax which you may have to pay and it is your responsibility to declare it to the UK income tax authorities and pay any tax due. Where your capital gains exceed £9,200 or the total proceeds from all disposals exceed £36,800 in a year, you will need to declare the capital gains in a UK tax return. You are normally required to file your UK tax return by 31 January following the end of the tax year it relates to.

a Shared future

IAG EXECUTIVE PERFORMANCE RIGHTS - 2007/2008 EXPLANATORY BOOKLET
INTERNATIONAL TAX SUMMARY - CHINA

INTRODUCTION

The following information provides a summary of the China taxation rules that apply to benefits granted under the Executive Performance Rights (EPRs) Plan. **The information is general in nature** and is intended to be a reference that you can provide to your taxation adviser.

It is strongly recommended that you seek professional advice in relation to your personal circumstances. If you, or your adviser, have any additional questions, you may wish to contact Group Taxation for assistance.

This summary assumes that you are, and remain, a Chinese national and Chinese resident for taxation purposes. If your tax residency status changes we recommend that you seek professional advice from your taxation advisor.

Your tax obligations in respect of your performance rights may be summarised as follows:

EVENT	EXECUTIVE PERFORMANCE RIGHTS
Grant	No tax
Vesting	No tax
Exercise	Taxed on the fair market value of the shares at exercise
Sale	Taxed on the sale proceeds, less the fair market value of the Executive Performance Shares at exercise

TAXATION OF YOUR EPRS

1. GRANT

There will be no tax consequences until you exercise your EPRs.

2. EXERCISE

You will be subject to tax when you exercise the EPRs. The amount subject to tax is the difference between the market closing price of the Executive Performance Shares on the date of exercise and the exercise price (if any). This excess amount (often called the "spread" on the exercise) will be treated as employment income and subject to withholding tax at progressive rates ranging from 5% to 45%. Your employer will perform tax withholding on the spread at exercise.

The fact that the Executive Performance Shares remain in the Trust would not change the tax treatment at the time of exercise.

If you exercise your EPRs at more than one time in a calendar year, the income from each exercise (the excess amount as mentioned above) will be combined to calculate the tax payable. Thus, the income from your EPRs exercised during the same calendar year will be accumulated to apply the tax formula. Any tax already paid relating to your previous EPRs exercised within the same calendar year will be deducted from the tax payable.

By regulations, all the employment related income should be subject to social insurance and housing fund contributions. However, there are ceilings for social insurance and housing fund contributions. If you have reached the ceilings for social insurance and housing fund contributions, your income at exercise will not be subject to social insurance and housing fund contributions.

3. LAPSE

If your EPRs lapse, you should not be taxed on the EPRs.

4. SALE

The difference between the Executive Performance Share price at the date of sale and the market closing price at the date of exercise will be treated as capital gain and subject to tax at a rate of 20%.

5. SAME DAY SALE

If you sell your Executive Performance Shares on the same day that you exercise your EPRs, technically, the exercise of your EPRs and the immediate sale of the Executive Performance Shares would be treated as two separate transactions. In other words, the exercise would be taxed under the rules described in 2 above. The sale would be treated as a separate transaction and potentially taxed under the rules described in 4 above. In practice, some tax authorities may treat the same day sale as one transaction for tax calculation purposes. In other words, the difference between the disposal price and the exercise price is treated as employment income and subject to tax at progressive rates from 5% to 45%.

Welcome to the IAG Executive Performance Rights 2007/2008 Offer

As a key member of IAG's leadership team, you play a pivotal role in driving our long term performance and success. In recognition of your important role, you have been selected to participate in IAG's new long term incentive plan, the Executive Performance Rights (EPRs) Plan.

You have been sent an invitation via email containing an Offer login password, which you will need to access Plan and Offer documents and complete an application.

The Offer opens on Wednesday 17 October 2007 and closes at 5pm AEST Thursday 25 October 2007.

To receive your allocation, your application must be received by the dates and times specified, and you must remain employed on the allocation date.

This website contains all the information you need to know about the Executive Performance Rights Offer and will take you through the online application.

Login Instructions

1. Enter the Offer password supplied in your invitation e-mail in the field below.
2. Enter your Payroll Number in the field below.
3. Click Submit.

The online response will take 5 minutes to complete.

Need Assistance?

About the Plan

If you have questions about the Plan, please contact:

Jacqui Connellan +61 2 9292 8248,

Jennifer Cobley + 61 9292 3395

About the Online Application

If you need assistance with the online application please contact Computershare between 8:30am and 7:00pm AEST Monday to Friday on:

Australia: 1800 452 196

New Zealand: 0800 703 456

All Other Locations: 61 3 9415 4160

Alternatively, you can email IAGSharePlans@computershare.com.au if you need assistance completing your application.

Login

Insurance Australia Group Limited - LTI

Password:

Payroll Number:

Welcome to the IAG Executive Performance Rights 2007/2008 Offer.

Introduction

You are invited to complete an application to participate in the IAG Executive Performance Rights (EPRs) 2007/2008 Offer.

Before deciding whether to complete an application, we strongly encourage you to read the available information carefully and seek advice from a qualified adviser if you are unsure whether to participate.

Please follow the steps below to complete the online application.

Step 1: Plan and Offer documents
Download and carefully read the Explanatory Booklet.

Seek advice from a qualified advisor if you are unsure whether to participate.

Step 2: Complete and Submit online application
Once you have read the available Offer information, complete the online application by clicking on the Application Form below.

Application

Step 1: Plan and Offer documents	**Size**
EPRs Plan - Explanatory Booklet Australia	228KB

Step 2: Apply to receive your EPRs Allocation

EPRs Application Form

Further Information

Toll Free - 1800 452 196 (8:30 am - 7:00 pm AEDT, Monday - Friday)

email - IAGSharePlans@computershare.com.au

Fax - +61 2 8235 8208

Post - GPO Box 1501, Sydney, NSW 2001, Australia

Step 2: Apply to receive your EPRs Allocation

» 1. **Terms and Conditions** » 2. Apply » 3. Application Review » 4. Application Confirmation

You must accept the following Terms and Conditions before proceeding to the application form.

By completing the online application, you agree to the following:

Executive Performance Rights

1. I agree to the following by returning this form, I agree to acquire the number of Executive Performance Rights (EPRs) set out in this application on the Executive Performance Rights Terms (Plan Terms) and make the statements set out below.
2. I authorise the Trustee to complete and execute any documents necessary to effect the grant of EPRs to me.
3. I acknowledge having received a copy of the Plan Explanatory Booklet.
4. I agree to be bound by the Constitution of IAG, Terms, IAG Share and Performance Award Rights Plan Trust Deed (Trust Deed), the terms set out in the Offer and these terms and conditions.
5. I declare that all details and statements made on this form are complete and accurate.
6. I understand that words and expressions defined in the Trust Deed and the Plan Terms have, unless the contrary intention appears, the same meaning in this form.
7. I acknowledge that IAG and its agents, including its share registry, need to collect, use and disclose my personal information to issue EPRs and IAG shares to me in accordance with the Trust Deed and Plan Terms, and to fulfil IAG's obligations of disclosure of the details of the EPRs Plan in accordance with relevant laws, and to generally to administer the EPRs Plan and I consent to such collection, use and disclosure.
8. I acknowledge and agree that IAG and its agents can collect my personal information and disclose it to any related entity, the share registry, and any regulator in order to comply with the law.
9. I agree that my existing IAG shareholding and/or existing IAG employee share plan holding address may be changed to reflect the details in this response in the matter set out in the Explanatory Booklet.
10. I acknowledge that I have had the opportunity to obtain independent financial and legal advice before completing this Application Form.
11. I authorise IAG, its officers and agents to correct any errors in or omissions from this Application Form.

☐ I agree to the Terms and Conditions specified above.

Cancel

Step 2: Apply to receive your EPRs Allocation

» 1. Terms and Conditions » 2. **Apply** » 3. Application Review » 4. Application Confirmation

Application Form

In order to apply for your EPRs allocation, you will need to confirm or enter your details below.

Section A: Personal Details

Please ensure the information below is correct and supply additional information where applicable.
If you provide an email address you will receive an email which will confirm your response.

Please Note: you can not change your name details when applying for this offer. If you wish to change your name details, please contact Computershare Plan Managers on 1800 452 196 (within Australia) or 61 3 9415 4160 (All Other Locations).

Title	First Name	Middle Name	Surname
Mr	Test		Cpmadmin

Mailing Address (Street Address or Post Office Box)

1 Tester Street

City/Suburb/Town	State	Pos Cod
Sydney	NSW	113

Country

Employee Number	Home Phone	Work Phone
12345		

Email Address

The provision of your TFN is optional. Please refer to the TFN notes at the bottom of this section regarding the impact of not providing your TFN. If you have previously supplied your TFN to Computershare from previous employee share plans please disregard

Please enter your TFN here:

**Collection of TFN information is authorised and its use and disclosure is strictly regulated by the tax laws and Privacy Act 1988 (Cwth). The quotation of your TFN is optional and you are not required to provide your TFN if you do not wish to do so. All companies are required to deduct tax at the top marginal rate plus the Medicare levy from unfranked dividends paid to resident investors who have not supplied their TFN. Tax will be deducted from unfranked dividends if you do not quote your TFN.*

Section B: Acceptance

I accept the Offer to receive:

35000 Executive Performance Rights (EPRs) under the IAG EPRs Plan.

I declare that by lodging this Application Form, I appoint Insurance Australia Group Limited as my agent to receive any Financial Services Guide (FSG) (and any update of that document) that I am required to be given. The FSG will be provided to Insurance Australia Group Limited who will make it available to me upon request and by posting it on their intranet.

Signature (Type in your Name) Signature Date (dd/mm/yyyy)

Cancel
< Previous

Step 2: Apply to receive your EPRs Allocation

» 1. Terms and Conditions » 2. Apply » 3. **Application Review** » 4. Application Confirmation

Application Form Review

Please check your details below before proceeding. To change any of the details displayed, simply select 'Previous' to return to the previous Application Form screen.

Section A: Personal Details

Please ensure the information below is correct and supply additional information where applicable. If you provide an email address you will receive an email which will confirm your response.

Please Note: you can not change your name details when applying for this offer. If you wish to change your name details, please contact Computershare Plan Managers on 1800 452 196 (within Australia) or 61 3 9415 4160 (All Other Locations).

Title	First Name	Middle Name	Surname
Mr	**Test**	-	**Cpmadmin**

Mailing Address (Street Address or Post Office Box)
1 Tester Street

-

City/Suburb/Town	State	Post Code
Sydney	**NSW**	**1137**

Country
-

Employee Number	Home Phone	Work Phone
12345	-	-

Email Address
-

The provision of your TFN is optional. Please refer to the TFN notes at the bottom of this section regarding the impact of not providing your TFN. If you have previously supplied your TFN to Computershare from previous employee share plans please disregard

Please enter your TFN here: -

**Collection of TFN information is authorised and its use and disclosure is strictly regulated by the tax laws and Privacy Act 1988 (Cwth). The quotation of your TFN is optional and you are not required to provide your TFN if you do not wish to do so. All companies are required to deduct tax at the top marginal rate plus the Medicare levy from unfranked dividends paid to resident investors who have not supplied their TFN. Tax will be deducted from unfranked dividends if you do not quote your TFN.*

Section B: Acceptance

I accept the Offer to receive:

35000 Executive Performance Rights (EPRs) under the IAG EPRs Plan.

I declare that by lodging this Application Form, I appoint Insurance Australia Group Limited as my agent to receive any Financial Services Guide (FSG) (and any update of that document) that I am required to be given. The FSG will be provided to Insurance Australia Group Limited who will make it available to me upon request and by posting it on their intranet.

Signature (Type in your Name)	Signature Date (dd/mm/yyyy)
JC	**23/10/2007**

☐ **I confirm the details displayed above are true and correct. I agree that my existing IAG shareholding and IAG plan holding address may be changed to reflect the details in this online application in the manner set out in the Explanatory booklet.**

Cancel
< Previous

Step 2: Apply to receive your EPRs Allocation

» 1. Terms and Conditions » 2. Apply » 3. Application Review » 4. **Application Confirmation**

Your application has been successfully received by Computershare Plan Managers.

Your confirmation code is: IAGLTI-12-2-57

So what happens next?

- If you have submitted an email address, you will receive an email that contains your confirmation code as above.
- Should you change any of your existing details as part of your online application, your Computershare records will be updated.
- EPRs allocations are expected to be made 29 October 2007.
- You will receive a holding statement to confirm your EPRs allocation in November.
- If you have any further questions, please do not hesitate to contact us.

Welcome to the IAG Executive Performance Rights 2007/2008 Offer

As a key member of IAG's leadership team, you play a pivotal role in driving our long term performance and success. In recognition of your important role, you have been selected to participate in IAG's new long term incentive plan, the Executive Performance Rights (EPRs) Plan.

You have been sent an invitation via email containing an Offer login password, which you will need to access Plan and Offer documents and complete an application.

The Offer opens on Wednesday 17 October 2007 and closes at 5pm AEST Thursday 25 October 2007.

To receive your allocation, your application must be received by the dates and times specified, and you must remain employed on the allocation date.

This website contains all the information you need to know about the Executive Performance Rights Offer and will take you through the online application.

Login Instructions

1. Enter the Offer password supplied in your invitation e-mail in the field below.
2. Enter your Payroll Number in the field below.
3. Click Submit.

The online response will take 5 minutes to complete.

Need Assistance?

About the Plan

If you have questions about the Plan, please contact:

Jacqui Connellan +61 2 9292 8248,

Jennifer Cobley + 61 9292 3395

About the Online Application

If you need assistance with the online application please contact Computershare between 8:30am and 7:00pm AEST Monday to Friday on:

Australia: 1800 452 196

New Zealand: 0800 703 456

All Other Locations: 61 3 9415 4160

Alternatively, you can email IAGSharePlans@computershare.com.au if you need assistance completing your application.

Login

Insurance Australia Group Limited - LTI

Password:

Payroll Number:

Welcome to the IAG Executive Performance Rights 2007/2008 Offer.

Introduction

You are invited to complete an application to participate in the IAG Executive Performance Rights (EPRs) 2007/2008 Offer.

Before deciding whether to complete an application, we strongly encourage you to read the available information carefully and seek advice from a qualified adviser if you are unsure whether to participate.

Please follow the steps below to complete the online application.

Step 1: Plan and Offer documents
Download and carefully read the Explanatory Booklet and other documents.
You should also read the tax supplements for your country of residence, which forms part of the Offer documents.

Seek advice from a qualified advisor if you are unsure whether to participate.

Step 2: Complete and Submit online application
Once you have read the available Offer information, complete the online application by clicking on the Application Form below.

Application

Step 1: Plan and Offer documents	Size
EPRs Plan - Explanatory Booklet International	216KB
EPRs Plan - International tax supplement - China	63KB
EPRs Plan - International tax supplement - Thailand	61KB
EPRs Plan - International tax supplement - Singapore	62KB
EPRs Plan - International tax supplement - United Kingdom	76KB

Step 2: Apply to receive your EPRs Allocation

EPRs Application Form

Further Information

email - IAGSharePlans@computershare.com.au

Fax - +61 2 8235 8208

Post - GPO Box 1501, Sydney, NSW 2001, Australia

Step 2: Apply to receive your EPRs Allocation

» 1. **Terms and Conditions** » 2. Apply » 3. Application Review » 4. Application Confirmation

You must accept the following Terms and Conditions before proceeding to the application form.

By completing the online application, you agree to the following:

Executive Performance Rights

1. I agree to the following by returning this form, I agree to acquire the number of Executive Performance Rights (EPRs) set out in this application on the Executive Performance Rights Terms (Plan Terms) and make the statements set out below.
2. I authorise the Trustee to complete and execute any documents necessary to effect the grant of EPRs to me.
3. I acknowledge having received a copy of the Plan Explanatory Booklet.
4. I agree to be bound by the Constitution of IAG, Terms, IAG Share and Performance Award Rights Plan Trust Deed (Trust Deed), the terms set out in the Offer and these terms and conditions.
5. I declare that all details and statements made on this form are complete and accurate.
6. I understand that words and expressions defined in the Trust Deed and the Plan Terms have, unless the contrary intention appears, the same meaning in this form.
7. I acknowledge that IAG and its agents, including its share registry, need to collect, use and disclose my personal information to issue EPRs and IAG shares to me in accordance with the Trust Deed and Plan Terms, and to fulfil IAG's obligations of disclosure of the details of the EPRs Plan in accordance with relevant laws, and to generally to administer the EPRs Plan and I consent to such collection, use and disclosure.
8. I acknowledge and agree that IAG and its agents can collect my personal information and disclose it to any related entity, the share registry, and any regulator in order to comply with the law.
9. I agree that my existing IAG shareholding and/or existing IAG employee share plan holding address may be changed to reflect the details in this response in the matter set out in the Explanatory Booklet.
10. I acknowledge that I have had the opportunity to obtain independent financial and legal advice before completing this Application Form.
11. I authorise IAG, its officers and agents to correct any errors in or omissions from this Application Form.

☐ I agree to the Terms and Conditions specified above.

Cancel

Step 2: Apply to receive your EPRs Allocation

» 1. Terms and Conditions » 2. **Apply** » 3. Application Review » 4. Application Confirmation

Application Form

In order to apply for your EPRs allocation, you will need to confirm or enter your details below.

Section A: Personal Details

Please ensure the information below is correct and supply additional information where applicable.
If you provide an email address you will receive an email which will confirm your response.

Please Note: you can not change your name details when applying for this offer. If you wish to change your name details, please contact Computershare Plan Managers on 1800 452 196 (within Australia) or 61 3 9415 4160 (All Other Locations).

Title	First Name	Middle Name	Surname
Mr	Test		Cpmadmin

Mailing Address (Street Address or Post Office Box)

1 Tester Street

City/Suburb/Town — Browns Bay

State/District/Province F — AUCKLAND

NEW ZEALAND

Employee Number	Home Phone	Work Phone
12345		

Email Address

Section B: Acceptance

I accept the Offer to receive:

Executive Performance Rights (EPRs) under the IAG EPRs Plan.

Signature (Type in your Name)

Signature Date (dd/mm/yyyy)

Cancel
< Previous

Step 2: Apply to receive your EPRs Allocation

» 1. Terms and Conditions » 2. Apply » 3. **Application Review** » 4. Application Confirmation

Application Form Review

Please check your details below before proceeding. To change any of the details displayed, simply select 'Previous' to return to the previous Application Form screen.

Section A: Personal Details

Please ensure the information below is correct and supply additional information where applicable.
If you provide an email address you will receive an email which will confirm your response.

Please Note: you can not change your name details when applying for this offer. If you wish to change your name details, please contact Computershare Plan Managers on 1800 452 196 (within Australia) or 61 3 9415 4160 (All Other Locations).

Title	First Name	Middle Name	Surname
Mr	**Test**	-	**Cpmadmin**

Mailing Address (Street Address or Post Office Box)
1 Tester Street
-

City/Suburb/Town	State/District/Province	Post Code
Browns Bay	**AUCKLAND**	-

NEW ZEALAND

Employee Number	Home Phone	Work Phone
12345	-	-

Email Address
-

Section B: Acceptance

I accept the Offer to receive:

Executive Performance Rights (EPRs) under the IAG EPRs Plan.

Signature (Type in your Name)	Signature Date (dd/mm/yyyy)
JC	**23/10/2007**

☐ **I confirm the details displayed above are true and correct. I agree that my existing IAG shareholding and IAG plan holding address may be changed to reflect the details in this online application in the manner set out in the Explanatory booklet.**

Cancel
< Previous

Step 2: Apply to receive your EPRs Allocation

» 1. Terms and Conditions » 2. Apply » 3. Application Review » 4. **Application Confirmation**

Your application has been successfully received by Computershare Plan Managers.

Your confirmation code is: IAGLTI-13-2-31

So what happens next?

- If you have submitted an email address, you will receive an email that contains your confirmation code as above.
- Should you change any of your existing details as part of your online application, your Computershare records will be updated.
- EPRs allocations are expected to be made 29 October 2007.
- You will receive a holding statement to confirm your EPRs allocation in November.
- If you have any further questions, please do not hesitate to contact us.

82-34821

Capital Group Companies

The Capital Group Companies, Inc.
333 South Hope Street
Los Angeles, California 90071-1406

Phone (213) 486 9200
Fax (213) 486 9698

18 October 2007

BY FAX - ORIGINAL IN POST
(61-2-9292-8072)

Insurance Australia Group Ltd.
Level 26
388 George Street
Sydney NSW 2000, Australia

Re: Notice of Interests of Substantial Shareholder under Section 671B

Company Secretary:

Enclosed is a Form 603 dated 17 October 2007. Please note that a copy of this report has been sent to the Australian Stock Exchange.

The Capital Group Companies, Inc. ("CGC") is the parent company of Capital Research and Management Company ("CRMC"). CRMC is a U.S.-based investment management company that manages The American Funds Group of mutual funds. CGC is also the parent company of Capital Group International, Inc. ("CGII"), which in turn is the parent company of five investment management companies: Capital Guardian Trust Company, Capital International, Inc., Capital International Limited, Capital International S.A. and Capital International K.K. Each of these investment management companies acts separately from the others and from CGC in exercising investment discretion over its managed accounts.

Neither CGC nor any of its affiliates own shares of your company for its own account. Rather, the shares reported on Form 603 are owned by accounts under the discretionary investment management of one or more of the investment management companies described above.

For the purposes of this Notice an outstanding share balance of 1,852,984,748 shares was used to calculate the percentages of holdings of the relevant share capital. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so that we may make the necessary revisions to this Notice.

Should you have questions or require additional information, please contact Gina Martinez or Vivien Tan at (213) 615-0469 or send a fax message to (213) 486-9698. Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.

Regards,

Gina Martinez
Compliance Manager

Form 603

Corporations Act 2001 Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Insurance Australia Group Ltd.
ACN/ARSN	

1. Details of substantial holder (1)

Name	The Capital Group Companies, Inc.
ACN/ARSN (if applicable)	n/a

The holder became a substantial holder on 17 October 2007

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary Shares	93,196,191 shares	93,196,191 shares	5.03%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
The Capital Group Companies, Inc.		93,196,191 Ordinary Shares (OR Stapled Securities)

The shares being reported under this section are owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International, Inc., Capital International S.A., Capital Guardian Trust Company, and Capital International Limited) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
		none	
See Annexure A dated 17 October 2007 (copy attached)			

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
The Capital Group Companies, Inc.	12/07/2007 thru 12/10/2007	Average price of 5.1032 AUD		7,634,636 Ordinary Shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

The companies (Capital Research and Management Company, Capital International, Inc., Capital International S.A., Capital Guardian Trust Company, and Capital International Limited) referred to in paragraph 1(a) are wholly owned direct or indirect subsidiaries of The Capital Group Companies, Inc.

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
The Capital Group Companies, Inc.	333 South Hope Street, 55th Floor Los Angeles, CA 90071

Signature

print name: Liliane Corzo

Capacity: Associate Counsel

sign here ____________

Date: 18 October 2007

Annexure "A"

This is the Annexure of 6 pages marked Annexure "A" referred to in Form 603 (initial) signed by this corporation dated 17 October 2007.

The Capital Group Companies, Inc.

By: ______________________________

Liliane Corzo
Associate Counsel

Australia Annexure
Insurance Australia Group Ltd.
17 October 2007

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	44000300	2,804,771	
	44002300	268,327	
	44029600	73,246	
	44029700	195,887	
	44032100	117,184	
	44036900	264,322	
	44037400	47,797	
	44041200	56,313	
	44267200	83,237	
	44269700	12,822	
	44271500	193,236	
	44276200	71,796	
	44278600	27,078	
	44281200	73,962	
	44283000	19,146	
	44283900	204,971	
	44287000	78,445	
	44288400	38,574	
	44296400	137,370	
	44301500	169,187	
	44313700	67,849	
	44315000	488,469	
	44318100	78,013	
	44318300	29,133	
	44319000	136,670	
	44326800	76,905	
	44328100	42,338	
	44328400	18,387	
	44331900	164,287	
	44343600	62,394	
	44344600	51,507	
	44344800	28,181	
	44346500	17,300	
	44348800	166,052	
	44353000	46,101	
	44357800	458,817	
	44358000	269,575	
	44359800	228,101	
	44360400	55,624	
	44368900	22,271	
	44369400	83,025	

Australia Annexure
Insurance Australia Group Ltd.
17 October 2007

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	44370700	14,684	
	44405300	167,618	
	44940300	962,136	
	44941800	80,842	
		8,753,950	
Capital International Limited	43051000	158,796	
	43051100	9,772	
	43051300	138,067	
	43051400	15,043	
	43051500	104,548	
	43057200	1,814	
	43057300	3,013	
	43057700	2,959	
	43060800	71,721	
	43400500	2,491	
	43401300	29,959	
	43404700	100,752	
	43404900	31,110	
	43405500	8,208	
	43405700	3,656	
	43407500	156,697	
	43411200	5,585	
	43411300	10,134	
	43411800	4,416	
	43412500	46,346	
	43412800	1,018	
	43415000	97,173	
	43417500	166,854	
	43417700	605,696	
	43417800	51,076	
	43418300	41,018	
	43418600	179,300	
	43418800	332,700	
	43419100	80,054	
	43419200	4,435	
	43419300	417,652	
	43420200	154,875	
	43424300	3,579	
	43425200	111,030	

Australia Annexure
Insurance Australia Group Ltd.
17 October 2007

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital International Limited	43425300	87,498	
	43425400	152,512	
	43425700	294,000	
	43426200	752,585	
	43426300	1,802,966	
	43426400	836,148	
	43426700	1,609,192	
	43426800	557,045	
	43426900	879,550	
	43427100	667,696	
	43427200	42,756	
	43428300	32,983	
	43428600	50,946	
	43432200	6,714	
	43433100	22,140	
	43435100	426,103	
	43436100	74,000	
	43437400	254,936	
	43439100	157,772	
	43439200	323,148	
	43440800	2,111	
	43445200	190,489	
	43450500	187,122	
	43451200	83,874	
	43451600	39,600	
	43451700	50,493	
	43455200	39,232	
	43455400	8,067	
	43457100	194,300	
	43459100	8,267	
	43463600	38,098	
	43466100	101,303	
	43470600	24,700	
	43484100	73,275	
	43487200	63,777	
	43487500	65,021	
	43487600	156,904	
	43487700	102,100	
	43487800	88,500	
	43494200	54,424	
	43500400	10,558	

Australia Annexure
Insurance Australia Group Ltd.
17 October 2007

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital International Limited	43500500	14,769	
	43503400	679	
	43505100	22,463	
	43507400	17,336	
	43507500	35,809	
	43510300	4,642	
	43510600	13,722	
	43510800	3,801	
	43510900	6,539	
	43511300	4,746	
	43518500	68,850	
	43522300	65,000	
	43522500	26,900	
	43537100	3,724	
	43558600	336,824	
	43560100	80,220	
	43564200	4,454	
	43570100	100,323	
	43570200	12,304	
	43570300	8,343	
	43570400	57,433	
	43570500	12,267	
	43573100	174,700	
	43574100	62,487	
	43574200	146,295	
	43575100	196,686	
	43576500	6,117	
	43576700	7,667	
	43576800	3,851	
	43583100	1,423,832	
		16,687,235	
Capital International S.A.	45415100	68,057	
	45415200	32,239	
	45415700	251,842	
	45426000	900,321	
	45444300	22,740	
	45464300	57,176	
	45500200	11,516	
	45500800	8,108	

Australia Annexure
Insurance Australia Group Ltd.
17 October 2007

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital International S.A.	45500900	3,844	
	45503200	2,064	
	45508100	100,794	
	45508400	1,777	
	45508500	2,412	
	45508700	5,095	
	45509000	1,251	
	45516200	9,965	
	45520900	21,433	
	45522000	5,446	
	45522400	52,300	
	45525200	6,680	
	45590400	76,858	
		1,641,918	
Capital International, Inc.	46055500	150,050	
	46056800	3,170	
	46343400	67,951	
	46364700	35,804	
	46456000	4,677	
	46456700	1,585	
	46457500	905	
	46520100	468,292	
	46520600	17,720	
	46521500	16,397	
	46521800	23,703	
	46521900	24,015	
	46522100	3,533	
	46522200	18,979	
	46610000	4,302	
	46642200	133,641	
		974,724	
Capital Research and Management Company	11000006	65,138,364	
		65,138,364	

Australia Annexure
Insurance Australia Group Ltd.
17 October 2007

CG Investment Management Company	Account Number	Number of Shares	% Held
GRAND TOTAL		**93,196,191**	**5.03%**

Nominee List

Insurance Australia Group Ltd.

17 October 2007

Nominee Name

ANZ Nominees
Level 25, Collins Street
GPO Box 2842 AA
Melbourne 3001 VIC

43060800	71,721
43419200	4,435
43426700	1,609,192
43436100	74,000
45500800	8,108
45525200	6,680
46056800	3,170

Total Shares: 1,777,306

ANZ Nominees Limited (Melbourne)
GPO Box 2842AA
Melbourne, Victoria 3001
Australia

43411800	4,416
43417800	51,076
43424300	3,579
43428600	50,946
43451200	83,874
43510600	13,722
44328100	42,338
45500900	3,844
46456700	1,585
46457500	905

Total Shares: 256,285

Australia & New Zealand Banking Grp Ltd
35, Elisabeth Street
PO Box 2842AA
Melbourne VIC 3000

43404900	31,110

Total Shares: 31,110

Bank of New York Nominees
Bank of New York
3 Birchin Lane
London EC3V 9BY

43404700	100,752

Nominee List

Insurance Australia Group Ltd.

17 October 2007

Nominee Name

43576500	6,117
46521800	23,703

Total Shares: 130,572

Bankers Trust Australia
Level 9, The Chifley Tower
2, Chifley Square
Sydney NSW 2000, Australia

43051100	9,772
43057200	1,814
43057300	3,013
43415000	97,173
43418300	41,018
44036900	264,322
44041200	56,313
44269700	12,822
44283900	204,971
45415700	251,842
46456000	4,677

Total Shares: 947,737

Chase Manhattan Bank Australia Limited
Level 36 World Trade Centre
Jamison Street
Sydney, NSW 2000 Australia

11000006	65,138,364
43051000	158,796
43411300	10,134
43439200	323,148
43470600	24,700
43484100	73,275
43503400	679
43505100	22,463
43510900	6,539
43522500	26,900
44000300	2,804,771
44002300	268,327
45500200	11,516
46522100	3,533
46642200	133,641

Nominee List

Insurance Australia Group Ltd.

17 October 2007

Nominee Name

Total Shares: 69,006,786

Chase Manhattan Nominee Ltd.
Australia

43417700	605,696
43425400	152,512
44940300	962,136
44941800	80,842

Total Shares: 1,801,186

Citicorp Nominees PTY Ltd
Level 26, Mitre 502-30
101 Collins Street
Melbourne, Victoria 3000

43426300	1,802,966
43507400	17,336
43507500	35,809
43570400	57,433
44276200	71,796

Total Shares: 1,985,340

Commonwealth Bank of Australia
Level 7, Bank House, 309-315 George St.
Sydney NSW 2000
Australia

44267200	83,237
44278600	27,078
44318300	29,133

Total Shares: 139,448

Hong Kong Bank Australia
Level 8
1, O'Connell St, GPO Box 5302
Sydney NSW 2001

43455400	8,067

Total Shares: 8,067

HSBC Bank plc
Securities Services, Mariner House
Pepys Street
London EC3N 4DA

Nominee List

Insurance Australia Group Ltd.

17 October 2007

Nominee Name

43511300	4,746

Total Shares: 4,746

Investors Bank & Trust Co.

44368900	22,271

Total Shares: 22,271

JP Morgan Chase Bank

45590400	76,858

Total Shares: 76,858

Mellon Bank N.A.
London Branch
London
United Kingdom

44358000	269,575
44369400	83,025

Total Shares: 352,600

National Australian Bank LTD.
271 Collins St.
5th Floor South
Melbourne, Victoria 3000

43057700	2,959
43401300	29,959
43405500	8,208
43405700	3,656
43411200	5,585
43417500	166,854
43418800	332,700
43419100	80,054
43419300	417,652
43425200	111,030
43426800	557,045
43427200	42,756
43428300	32,983
43432200	6,714
43435100	426,103
43439100	157,772
43451600	39,600

Nominee List

Insurance Australia Group Ltd.
17 October 2007

Nominee Name

43455200	39,232
43459100	8,267
43466100	101,303
43487200	63,777
43500400	10,558
43510300	4,642
43510800	3,801
43537100	3,724
43560100	80,220
43564200	4,454
43570100	100,323
43570300	8,343
43574200	146,295
43575100	196,686
44032100	117,184
44037400	47,797
44301500	169,187
44326800	76,905
44328400	18,387
44344600	51,507
44344800	28,181
44346500	17,300
44353000	46,101
45464300	57,176
45503200	2,064
45508700	5,095
45520900	21,433
45522000	5,446
46343400	67,951
46520600	17,720
46521500	16,397

Total Shares: 3,959,086

National Nominees
82 Pitt Street
Sydney, NSW 2000
Australia

44315000	488,469
44343600	62,394

Total Shares: 550,863

Nominee List

Insurance Australia Group Ltd.

17 October 2007

Nominee Name

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS

43407500	156,697
43426900	879,550
43522300	65,000
44405300	167,618

Total Shares: 1,268,865

Pictet & Cie, Geneva

45509000	1,251

Total Shares: 1,251

State Street Australia Limited
Australia

46521900	24,015
46522200	18,979

Total Shares: 42,994

Westpac Banking Corp

43051300	138,067
43051400	15,043
43051500	104,548
43400500	2,491
43412500	46,346
43412800	1,018
43418600	179,300
43425300	87,498
43426200	752,585
43427100	667,696
43433100	22,140
43437400	254,936
43440800	2,111
43487500	65,021
43518500	68,850
43570500	12,267
43573100	174,700
44029700	195,887
44281200	73,962
45415100	68,057

Nominee List

Insurance Australia Group Ltd.

17 October 2007

Nominee Name

45444300	22,740
45508100	100,794
45508400	1,777
45516200	9,965
45522400	52,300
46364700	35,804

Total Shares: 3,155,903

Westpac Custodian Nominees
50 Pitt Street, 8th Floor
Sydney, NSW 2000
Australia

43420200	154,875
43425700	294,000
43426400	836,148
43445200	190,489
43450500	187,122
43451700	50,493
43457100	194,300
43463600	38,098
43487600	156,904
43487700	102,100
43487800	88,500
43494200	54,424
43500500	14,769
43558600	336,824
43570200	12,304
43574100	62,487
43576700	7,667
43576800	3,851
43583100	1,423,832
44029600	73,246
44271500	193,236
44283000	19,146
44287000	78,445
44288400	38,574
44296400	137,370
44313700	67,849
44318100	78,013
44319000	136,670
44331900	164,287

Nominee List

Insurance Australia Group Ltd.
17 October 2007

Nominee Name

44348800	166,052
44357800	458,817
44359800	228,101
44360400	55,624
44370700	14,684
45415200	32,239
45426000	900,321
45508500	2,412
46055500	150,050
46520100	468,292
46610000	4,302

Total Shares: 7,676,917

MEDIA RELEASE

17 OCTOBER 2007

Insurance Australia Group

IAG WARNS SHAREHOLDERS OF ANOTHER SIGNIFICANTLY UNDERVALUED SHARE OFFER

Insurance Australia Group Limited (IAG) has warned its shareholders that a company trading as Share Buying Group Pty Ltd has launched an unsolicited offer for IAG ordinary shares, which significantly undervalues the shares.

Share Buying Group's offer of $2.67 per share is significantly below the price IAG's shares were trading on the Australian Securities Exchange (ASX) as at close of business yesterday.

IAG Head of Investor Relations, Mr Mike Woods, said IAG does not endorse this offer and added it is unnecessary for shareholders to take any action with respect to it.

"IAG shareholders who receive an offer from Share Buying Group to sell their shares should carefully consider their options when deciding whether or not to accept it, given the offer price is significantly below the price they would receive if they sold their shares on the ASX," Mr Woods said.

"Rather than accepting an undervalued offer, shareholders could consider either not accepting by ignoring the offer or, if they wanted to sell their shares, sell them at the current market price, through a broker who is licensed to trade on ASX."

Mr Woods said IAG had informed ASIC, and will continue to work closely with the regulator to ensure IAG shareholders' interests are protected to the extent permitted currently under law. IAG has also mailed shareholders information on how to trade shares on the market.

Mr Woods added that under past unsolicited offers for IAG shares, shareholders had foregone in excess of $13.8 million by accepting the undervalued offers rather than selling their shares on the ASX. More than 12,000 IAG shareholders had accepted these offers, which meant they had missed out on an average of more than $1,100 each.

About Insurance Australia Group Limited

Insurance Australia Group Limited (IAG) is an international general insurance group, with operations in Australia, New Zealand, the United Kingdom and Asia. Its current businesses underwrite more than $7.5 billion of premium per annum. It employs more than 16,000 people of which around 11,000 are in Australia. It sells insurance under many leading brands including NRMA Insurance, CGU, SGIO and SGIC (Australia); NZI and State (NZ); Equity Red Star and Hastings Direct (UK); and NZI and Safety (Thailand). For further information please visit www.iag.com.au

MEDIA RELATIONS
Emma Foster
T 02 9292 8929
M 0411 013 170
E emma.foster@iag.com.au

INVESTOR RELATIONS
Mike Woods
T 02 9292 3156
M 0411 012 220
E michael.woods@iag.com.au

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	NEIL HAMILTON
Date of last notice	17 April 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	8 October 2007
No. of securities held prior to change	1. 5,510 (Direct interest) 2. 116,817 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Class	Ordinary Shares
Number acquired	179
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$881.27
No. of securities held after change	1. 5,689 (Direct interest) 2. 116,817 (Beneficiary of Non-Executive Directors' Share Plan Trust)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of beneficial interest in ordinary shares under the Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

82-34821

Insurance Australia Group

8 October 2007

The Manager
Company Announcements Office
Australian Securities Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

NOTICE UNDER SECTION 708A(5)(e) OF THE CORPORATIONS ACT 2001

Insurance Australia Group Limited ("**IAG**") seeks to rely on section 708A(5) of the Corporations Act 2001 (Cwlth) ("**Act**") and gives notice under section 708A(5)(e) of the Act of the following details:

1. On 8 October 2007, IAG issued 38,987,305 fully paid ordinary shares ("Shares") to the underwriter of IAG's Dividend Reinvestment Plan ("DRP").

2. IAG issued the Shares without disclosure to investors under Part 6D.2 of the Act.

3. As at the date of this notice, IAG has complied with:

   (a) the provisions of Chapter 2M of the Act as they apply to IAG; and
   (b) section 674 of the Act.

4. As at the date of this notice, there is no information to be disclosed that is "excluded information" within the meaning of sections 708A(7) and 708A(8) of the Act.

Yours sincerely,

Frank Giordano
Company Secretary

82-34821

IAG
Insurance Australia Group

5 October 2007

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

APPOINTMENT OF ADDITIONAL COMPANY SECRETARY

Insurance Australia Group Limited ('IAG') hereby advises of the appointment of Mr Francis Joseph Giordano as Company Secretary for the period from 5 October to and including 19 October 2007.

Yours sincerely,

Anne O'Driscoll

Anne O'Driscoll
Company Secretary

Insurance Australia
Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

INSURANCE AUSTRALIA GROUP LIMITED

ABN

60 090 739 923

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary shares **(Ordinary Shares)**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	19,363,751 Ordinary shares issued pursuant to the Dividend Reinvestment Plan (DRP) 38,987,305 Ordinary Shares issued pursuant to an underwriting of the DRP
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	On the same terms as existing Ordinary Shares listed on the ASX

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$4.9233 per Ordinary Share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The proceeds of the shares issued pursuant to the DRP and the underwriting of the DRP are providing additional capital to fund planned growth and potential bolt-on acquisitions.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8 October 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,852,984,748	Ordinary
3,500,000	Reset Preference Shares (IAGPA)
2,000,000	Reset Preference Shares (IAGPB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	137,500	Options over unissued shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Ordinary Shares will, from the date of allotment, carry the right to participate in dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 4 October 2007.
(Company Secretary)

Print name: Anne O'Driscoll

== == == == ==

+ See chapter 19 for defined terms.

82-34821

Insurance Australia Group

28 September 2007

Manager, Company Announcement Office
Australian Securities Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

PRICING OF SHARES TO BE ALLOCATED UNDER THE DIVIDEND REINVESTMENT PLAN

IAG advises that ordinary shares to be allocated under the Company's Dividend Reinvestment Plan (DRP) will be priced at $4.9233 per share for the final dividend payable on 8 October 2007, compared to a closing price of $5.25 on 28 September 2007.

The DRP price was based on an average market price for the fifteen trading days from 10 September 2007 to 28 September 2007 inclusive.

Participating shareholders will be mailed a notice of their new shareholding on 8 October 2007.

Yours sincerely,

Glenn Revell
Group Company Secretary

Insurance Australia
Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

82-34821

Insurance Australia Group

28 September 2007

Manager, Company Announcements Office
Australian Securities Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

DIVIDENDS PAYABLE: RESET PREFERENCE SHARES

RPS1 (IAGPA) and RPS2 (IAGPB)

We advise that the Board of Insurance Australia Group Limited today declared fully franked dividends in respect of 3,500,000 Reset Preference Shares with a face value of $100 (RPS1) and 2,000,000 Reset Preference Shares with a face value of $100 (RPS2) as follows:

	RPS1	**RPS2**
Dividend rate per annum	5.63%	4.51%
Amount payable per $100 share	$2.8232	$2.2612
Record date	30 November 2007	30 November 2007
Payment date	17 December 2007	17 December 2007

If you have any queries concerning the above, please do not hesitate to contact me on (02) 9292 9835.

Yours sincerely,

Glenn Revell
Group Company Secretary

Insurance Australia
Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

82-34821

World Class Accident Repairs
(Cheltenham North) Pty Ltd
ABN 22 075 553 883
Level 26, NRMA Centre
388 George Street
Sydney, NSW 2000
Australia
Telephone (02) 9292 9809
Facsimile (02) 9292 8072

25 September 2007

Ms Sarah Cumming
Manager, Compliance & Business Systems
Public Information Program
Australian Securities & Investments Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

Dear Ms Cumming,

Lodgement of 2006 Financial Statements and Reports by a Large Proprietary Company

Reference is made to your letter dated 12 September 2007 suggesting that the Company may have been a large proprietary company in respect of the year ended 30 June 2006 and accordingly may have had an obligation to lodge a Form 388 in accordance with the requirements of the Corporations Act, 2001.

This letter confirms that the Company did not satisfy the definitional requirements of s. 45A(3) of the Corporations Act to qualify as a large proprietary company and accordingly was a small proprietary company for the purposes of s. 45A(2). It follows that the Company had no obligation to lodge its financial reports for the year ended 30 June 2006 with ASIC.

I trust that the above explanation satisfactorily resolves this matter.

Yours sincerely,

Frank Giordano
Secretary
World Class Accident Repairs (Cheltenham North) Pty Limited

ASIC
Australian Securities & Investments Commission

ASIC Information Processing Centre
14 – 22 Grey Street, Traralgon
PO Box 4000
Gippsland Mail Centre VIC 3841

Customer Enquiries: (03) 5177 3988
Facsimile: (03) 5177 3999
ASIC Homepage: www.asic.gov.au

015/225

WORLD CLASS ACCIDENT REPAIRS (CHELTENHAM NORTH)
LEVEL 26 NRMA CENTRE
388 GEORGE STREET
SYDNEY NSW 2000

ASIC Ref: Compliance

12 September 2007

Dear Sir/Madam

WORLD CLASS ACCIDENT REPAIRS (CHELTENHAM NORTH) PTY LTD
ACN 075 553 883

Lodgement of 2006 financial statements & reports by large proprietary companies

A review of our records shows that your company may have been a large proprietary company for the financial year ending in **2006**, and if so, was required to lodge financial statements and reports together with a Form 388 *Copy of Financial Statements and Reports.*

We ask that you confirm and notify us by 12 October 2007 that your company was either:

- a large proprietary company that was required to lodge financial statements and reports, or
- a small proprietary company (foreign controlled) that was required to lodge financial statements and reports, or
- a small proprietary company and not required to lodge financial statements and reports,

for the financial year ending in **2006**.

To help you confirm if your company should have lodged financial statements and reports for **2006**, please read the definition of a large proprietary company, and the requirements for proprietary companies to lodge financial statements and reports, shown at the end of this letter. You may need to seek your own professional advice.

What you need to do by 12 October 2007

1. *Lodge a Form 388*

If you confirm that your company was required to lodge financial statements and reports for **2006**, you should complete and lodge the Form 388, together with late lodgement fees of $270. Please send the documentation and fees to Compliance Unit, ASIC, PO Box 4000, Gippsland Mail Centre, VIC 3841.

OR

2. *Complete and return the response letter enclosed to confirm your company status.*

000944/1C0089343

If the Form 388 or response is not received by **12 October 2007**, we will issue a Return of Particulars under s348B of the *Corporations Act 2001* and Regulation 2N.4.01(o) of the *Corporations Regulations 2001*.

If you need assistance or require more information, please visit our website at www.asic.gov.au, email info.enquiries@asic.gov.au, or telephone ASIC on 1300 300 630.

Yours faithfully

Sarah Cumming
Manager, Compliance & Business Systems
Public Information Program

Definition of a Large Proprietary Company (as it was for financial year end dates in 2006)

A proprietary company was a large proprietary company for the 2006 financial year if it satisfied at least 2 of the following paragraphs:

(a) the consolidated gross operating revenue for the 2006 financial year of the company and the entities it controlled (if any) was $10 million or more;

(b) the value of the consolidated gross assets at the end of the 2006 financial year of the company and the entities it controlled (if any) was $5 million or more;

(c) the company and the entities it controlled (if any) had 50 or more employees at the end of the 2006 financial year.

Requirements to lodge financial statements and reports

Large proprietary

A large proprietary company must prepare and lodge financial statements and reports for each financial year.

Small Proprietary (Foreign Controlled)

A small proprietary company has to prepare and lodge financial statements and reports only if it was controlled by a foreign company for all or part of the year and it is not consolidated for that period in financial statements for that year lodged with the ASIC:
(i) by a registered foreign company;
(ii) or a company, registered scheme, or disclosing entity.

Small Proprietary

A small proprietary company is one that is not foreign controlled and does not meet the definition of a large proprietary company. A small proprietary company is not required to lodge financial statements and reports.

Lodgement period

Financial statements and reports must be lodged within 4 months after the end of a company's financial year. Companies with a financial year commencing from 1 January 2005 to 31 December 2005 inclusive had an additional month to lodge (See Class Order 05/637 on our website).

Late fees

Late fees apply for financial statements and reports lodged outside these lodgement periods as follows:
(i) if the documents are received within 1 month after the prescribed time - $65
(ii) if the documents are received more than 1 month after the prescribed time - $270

Response to ASIC's letter dated 12 September 2007

WORLD CLASS ACCIDENT REPAIRS (CHELTENHAM NORTH) PTY LTD
ACN 075 553 883

This response must be returned to ASIC by **12 October 2007** unless the Form 388 for 2006 has been lodged by that date.

Please tick one box and enter the date where required

[] Small proprietary company – not required to lodge

This company was a small proprietary company at the end of the company's 2006 financial year and was not required to lodge financial statements and reports.

[] Large proprietary company – required to lodge

This company was a large proprietary company at the end of the company's 2006 financial year. The expected date of lodgement of the Form 388 is

____ /____ /____.

[] Small proprietary company (foreign controlled) – required to lodge

This company was controlled by a foreign company for all or part of the 2006 financial year, and it was not consolidated in financial statements lodged with ASIC by a registered foreign company, a company, registered scheme or disclosing entity. The expected date of lodgement of the Form 388 is

____ /____ /____.

[] Reasons not required to lodge

This company submits the following explanation as to why it is not required to lodge financial statements and reports for the 2006 financial year even though it was a large proprietary company or small proprietary company (foreign controlled).

Enter your reasons here if sufficient space or attach an annexure.

I am the company

[] Director [] Secretary

and certify that the information provided is true and correct.

Print name ______________________

Sign here ______________________ date ____ /____ /____

Telephone number: ______________________ Fax number: ______________________

Email:

Please return by fax (03) 51773711; or post to: Compliance Unit

ASIC
PO Box 4000
Gippsland Mail Centre
VIC 3841
by 12 October 2007

000946/1C0089343

82-34821

IAG ANNUAL REPORT 2007

STORY. **PART 4**

"I WANT TO INVEST FOR THE LONG TERM..."

Concise Annual Report 2007, Insurance Australia Group Limited, ABN 60 090 739 923, www.iag.com.au

ABOUT THIS ANNUAL REPORT

This is the fourth in a series of annual reports which explores how Insurance Australia Group (IAG or the Group) manages risk for the long term.

Having told the story from the point of view of our customers and our employees, this report aims to demonstrate how we create sustainable growth and value for our shareholders.

While the basic principle of insurance is the same for all insurance companies – our customers pay us premiums to reduce the financial hardship of an unexpected loss – it is how we do it at IAG that adds value for our shareholders.

It's the way we pay claims, how we understand and price risk, the approach we take to managing costs, and our strategies to reduce risk in communities where we operate that enhance returns to shareholders and create value for society.

CONTENTS

"AND I EXPECT MY COMPANY TO DO THE SAME"

$552m

NET PROFIT AFTER TAX
The net result after allowing for income taxes and the share of profit owing to minority shareholders within the Group.

11.4%

INSURANCE MARGIN
The insurance result as a percentage of net earned premium.

29.5c

TOTAL DIVIDENDS PER SHARE
This comprises an interim dividend of 13.5c per ordinary share and a final dividend of 16c per ordinary share, fully franked.

13.5%

RETURN ON EQUITY (ROE)
The net profit attributable to our shareholders as a percentage of the average equity of those shareholders. ROE was 12.9% on a normalised basis.

61%

EMPLOYEE ENGAGEMENT
This is a measurement of the level of our Australian employees' engagement drawn from our annual employee survey.

83%

CUSTOMER SATISFACTION
This is an overall measure of customer satisfaction in our largest portfolios of direct motor and home insurance in Australia.

$12m

FUNDS FOR COMMUNITY INVESTMENT
These are direct funds invested by IAG in programmes across the Australian community.

62,575t

CO_2E EMISSIONS
This is a measure of IAG's CO_2e emissions in Australia and New Zealand, through, for example, electricity usage and paper consumption.

GWP GROWTH AND DIVERSIFICATION

IAG's business, measured by gross written premium (the total payment received from customers for their insurance policies) has grown at a compound annual growth rate of 15.2%, as it has diversified internationally and broadened its product range.



10 YEAR GWP CAGR 15.2%
$1.8bn
$2.0bn
$2.2bn
$2.6bn
$3.2bn
$3.6bn
$5.2bn
$6.4bn
$6.7bn
$6.4bn
$7.4bn
FY97
FY98
FY99
FY00
FY01
FY02
FY03
FY04
FY05
FY06
FY07
Year ended 30 June

OUR MAJOR BRANDS

From its beginnings as an Australian motor vehicle insurer, focused on NSW and the ACT, IAG has grown to become a fully diversified insurance group operating throughout Australia and internationally. Our operations now extend to New Zealand, Asia and the United Kingdom.

IAG is now the name behind some of the most trusted and respected insurance brands. We operate different brands across three continents, providing a wide range of general insurance products to protect the homes, lifestyles and businesses of our millions of customers.

AUSTRALIA



NRMA INSURANCE

SGIO

SGIC

CGU

swann insurance

NEW ZEALAND



STATE

NZI

GROWING INTERNATIONALLY HELPS DIVERSIFY OUR BUSINESS. THIS IS PART OF THE WAY WE MANAGE RISK FOR THE LONG TERM

UNITED KINGDOM



equity REDSTAR

equity INSURANCE BROKERS

Hastings DIRECT

ASIA



CAA

N°4

WE DELIVER LONG-TERM SHAREHOLDER VALUE BY ALIGNING OUR BUSINESS AROUND FOUR KEY PRINCIPLES.

PAYING CLAIMS

Insurers exist to pay claims. What makes us different is the way we pay claims.



IAG's operations paid out about $5 billion in claims during the year. That's around $14 million a day. But paying claims is the easy part. The real work is getting customers back on the road or back to work, replacing their goods or rebuilding their homes, as quickly as possible. We believe what matters most is the way we treat our customers. That's why our shareholders can be confident that IAG stands by its customers, in good times and bad.

See why we are proud of the way we pay claims on page 17.

UNDERSTANDING AND PRICING RISK

Our long-term sustainability relies on our ability to price risk accurately and fairly.



Insurers set premiums before the cost of claims is known. The challenge is to anticipate the potential risk and price it accurately and fairly, ensuring it's neither overpriced nor underpriced. Expertise in understanding risk is vital to an insurer's long-term viability. That's why we have the most extensive record of claims history in Australia, and have specialists such as industry researchers, climatologists, underwriters and actuaries, who collect and analyse data every day.

Read about how we put our expertise to use on page 19.

28,822

24-HOUR HELP LINE CALLS

Number of customer calls for emergency assistance through our 24-hour help line during the year.


81%
80%
83%
2005
2006
2007

CUSTOMER SATISFACTION INDEX

Overall measures of customer satisfaction in our largest portfolios of direct motor and home insurance in Australia.

AROUND
$990bn

TOTAL PROPERTY VALUES INSURED

Total property values insured by IAG businesses as at 30 June 2007.

● Claims management
● Frontline (sales and distribution)
○ Risk management
Corporate and infrastructure



IAG PEOPLE INVOLVED IN MANAGING RISK

Around 12,000 employees across different areas of our business in Australia and New Zealand are involved in managing risk.

MANAGING COSTS

Operating costs are factored into premium prices, so we must be as efficient and productive as possible.



IAG insured property valued at around $990 billion during the year across Australia, New Zealand, Asia and the United Kingdom. Operating with such large scale allows us to manage our costs efficiently. For example, we can access volume discounts across our supply chain without sacrificing quality for customers. It also means we can spread our costs across a large number of policies, delivering greater stability of earnings for shareholders.

One way we manage costs is explained on page 21.

- Claims expense
- Government levies and taxes
- Underwriting and administration
- Commissions
- Reinsurance expense
- Underwriting profit



CONTRIBUTORS TO THE COST OF RUNNING OUR BUSINESS

The split between costs and underwriting profit for every dollar of premium IAG earned, for the year to 30 June 2007.


19.2%

ADMINISTRATION RATIO

Underwriting and administration costs measured as a percentage of our net earned premium.

REDUCING RISK

Reducing risk makes good business sense for an insurer.



As a business that deals in risk, it is vital for us to factor in long-term trends when managing our business. We work to reduce risk in the community, because fewer risks mean fewer claims. This means customers benefit from safer communities and lower premiums. We also work to reduce our operational risks by diversifying our business across different insurance markets and products, which means our shareholders benefit from more stable earnings.

We talk more about how we have reduced risk through diversification on page 23.

- Australia
- New Zealand
- United Kingdom
- Asia



GEOGRAPHIC SPREAD

IAG's regional breakdown by percentage of GWP for the year to 30 June 2007.

- Motor
- Home
- Short-tail commercial
- CTP/Motor liability
- Liability
- Other short-tail
- Workers' compensation



PORTFOLIO PRODUCT MIX

IAG's mix of insurance products by percentage of GWP for the year to 30 June 2007.

CHAIRMAN'S REVIEW

HISTORY OF DIVIDENDS
Dividends (interim and final) in respect of the year ended 30 June

○ **Cents per ordinary share**



11.5
22.0
26.5
29.5
29.5
2003 2004 2005 2006 2007

CASH RETURNS
Cash returned to ordinary shareholders in respect of the year ended 30 June

○ **Dividends ($m)**
○ **Buybacks ($m)**
○ **Special dividends ($m)**



193
358
414
422
470
201
524
2003 2004 2005 2006 2007

During the 2007 financial year, we entered the United Kingdom general insurance market through the acquisitions of Equity Insurance Group and Hastings. This was in line with our goal to diversify our business internationally and increase earnings for shareholders.

We also remained a leader in both the Australian and New Zealand general insurance markets and continued to improve these businesses, whilst our Asian presence grew.

The Group increased gross written premium by 15% to a record $7.4 billion, compared with the previous year. This strong improvement reflects renewed growth in our domestic business, and the first contribution from our newly acquired UK businesses.

Net profit after tax of $552 million was achieved, compared with $759 million in the previous year. This result was affected substantially by the $200 million pre-tax impact of the severe June storms in Australia and the UK, as well as amortisation costs associated with the newly acquired UK businesses, and lower investment returns on shareholders' funds.

The Board has declared a final fully franked dividend of 16 cents per ordinary share to be paid on 8 October 2007 to shareholders registered as at 5 September 2007. This brings the annual dividend for the year to 29.5 cents per ordinary share, fully franked, consistent with the previous year.

Since listing in August 2000, the Group has delivered total shareholder return of 176%. This means, if you have held $1,000 worth of ordinary shares since the Group listed, it would have grown to $2,760 by 30 June 2007.

CAPITAL MANAGEMENT

We retained a strong capital position, with an APRA minimum capital requirement (MCR) multiple of 1.67 times as at 30 June 2007. Return on equity (ROE) was 13.5%, and when normalised to exclude the volatility of investment returns and amortisation of intangible assets, ROE was 12.9%.

The strength of our capital position reflects the cautious approach the Group takes to reserving and the prudence behind reserve releases over the past few reporting periods.

BOARD AND GOVERNANCE

After the end of the reporting year, Mr John Astbury and Mr Geoffrey Cousins, who joined the Board shortly before IAG became a listed public company in 2000, retired on 31 August 2007.

On behalf of the Board, I would like to thank both Directors for the tremendous contribution they have made to the Group over the past seven years. They each played a significant role in guiding the Group from listing through a period of rapid growth.

We also welcomed three Non-executive Directors to the Board during the year. Mr Phillip Colebatch was appointed on 1 January 2007, and Mr Hugh Fletcher and Ms Anna Hynes joined on 1 September 2007.

These Directors bring a wealth of experience, particularly in the insurance and financial services sector, and knowledge gained through senior positions held in multinational businesses. Biographical details are contained in IAG's 2007 Notice of Annual General Meeting.

> "OUR ENTRY INTO A NEW INTERNATIONAL MARKET [illegible] YEAR ADDS FURTHER DIVERSITY TO OUR BUSINESS. THIS IS PART OF OUR STRATEGY TO DELIVER SUSTAINABLE SUPERIOR RETURNS OVER THE LONG TERM."

These appointments also diversify our Board's international representation, with Directors now based in Australia, the United Kingdom and New Zealand. We believe this is an important reflection of the continued strengthening of our international governance principles and risk framework as the Group expands offshore.

We also introduced a Group-wide Code of Ethics, which sets out principles to guide behaviours of all employees, providing a common framework to make good, informed business decisions and act on them with integrity. This is part of the way we are continuing to embed a risk management culture throughout our organisation.

The Board has worked closely with our Executive team, led by CEO Michael Hawker. On behalf of the Board I would like to thank them for their commitment to sustaining the performance of the Group.

SHAREHOLDER COMMUNICATION

Regulatory reform was introduced during the year that has changed the obligations of companies regarding the provision of annual reports to shareholders. IAG is no longer obliged to mail hard copies of annual reports to shareholders, unless requested to do so.

To ensure our shareholders remain fully informed of our activities and performance, we will continue to make our annual reports available online at www.iag.com.au, and will offer shareholders a choice to be mailed a short shareholder review or the full statutory accounts, if they wish. We welcome the benefits brought by this reform, particularly from an environmental and cost management perspective.

LOOKING FORWARD

The Group will continue to grow in the current financial year. We have created scope for progress on multiple fronts by ensuring sustained improvement domestically and by building new growth platforms internationally, while maintaining our 'AA' ratings for our key wholly owned licensed insurers.

Our aim remains to deliver returns to shareholders of at least 1.5 times our weighted average cost of capital, barring any other major losses for the year outside our normal allowances.

JAMES STRONG
Chairman



CEO'S REVIEW

REVENUE GROWTH
For the year ended 30 June

Net earned premium ($m)
Gross written premium ($m)



4,636
5,150
5,863
6,427
6,144
6,673
6,132
6,435
6,743
7,381
2003
2004
2005
2006
2007

INSURANCE RESULT AND MARGIN
For the year ended 30 June

Result ($m)
-Margin (%)



12.3
13.5
16.3
15.5
13.7
11.4
571
792
1,000
946
843
767
2003
2004
2005
2006
2007

As a business that deals in risk, it is vital for us to manage our business over long-term trends to ensure we continue to deliver sustainable, quality shareholder returns.

Five years ago, we determined the best way to achieve this was to set in place a strategy to build a general insurance business based on scale, with diversity across products, geography and distribution channels. The goal is to diversify and increase our revenue streams, reduce volatility and lower our cost of capital.

This means we aim to broaden our exposure to different regional insurance markets, which have varying economic and social influences, weather patterns and other factors, such as insurance cycles and levels of competition. We also aim to expand our portfolio of general insurance products, and the channels through which they are sold.

Adhering to this strategy has seen IAG transition from its beginnings as an Australian motor insurer selling policies direct to customers, to become a multi-line general insurance group with both direct and indirect distribution channels, operating across multiple international insurance markets.

During the past year, our most significant achievement against this strategy was the acquisition of general insurance businesses in the UK. These added to our growing international portfolio, which includes businesses in New Zealand and Asia, and now contributes about 26% to our Group's insurance premium revenue.

Since we set the strategy five years ago, we have achieved the following financial results:

- we met our stretch goal of doubling our gross written premium over five years;
- our profit has grown on a normalised basis at a compound annual growth rate of 8.8%;
- our return on equity over that time has averaged 17.3%, which is above our target of 1.5 times our weighted average cost of capital; and
- we have increased shareholder dividends by a compound annual growth rate of 22.9%.

PERFORMANCE IN 2007

The Group recorded a net profit after tax of $552 million for the 12 months to 30 June 2007, compared with $759 million in the previous year, and an insurance margin of 11.4%, compared with 13.7%.

Our profit was significantly affected by the impact of the severe storms which struck Australia and the UK in June 2007, causing a $200 million pre-tax loss and reducing our insurance margin by 3%.

In addition, when compared to the previous year, the reported result includes a $47 million increase in amortisation costs on the newly acquired UK businesses and an expected $167 million after-tax decrease in investment returns following the Group's decision to de-risk its portfolio by reducing its exposure to equities and investing in its core businesses.

The Group achieved strong premium revenue growth during the year. Gross written premium increased by 15% to a record $7.4 billion compared with the previous year, which was ahead of our target.

This was achieved on the back of growth in our domestic franchise, particularly in our largest business of Australian Personal Insurance, and the first contribution from the newly acquired UK businesses. These UK businesses constituted almost 16% of the Group's gross written premium in the second half and delivered an $86 million pre-tax diversification benefit.

The Group's key wholly owned licensed insurers retained their very strong capital position, with a 'AA' insurer financial strength rating from Standard & Poor's and the Group had a multiple of 1.67 times APRA's minimum capital requirement at 30 June 2007. This remains above our internal benchmarks.

IMPROVED DOMESTIC PERFORMANCE

Our largest business, Australian Personal Insurance, reported improved results during the year. Revenue from insurance products sold direct to customers, which makes up about 74% of Australian Personal Insurance, grew by around 5% in the second half of the year compared to the first half, after adjusting for the impact of the NSW Lifetime Care & Support Scheme. The business also improved its position in a number of domestic markets, including CTP, where NSW share hit our target of 38% and Queensland share grew to 3.7% during the same period.

A major contributor to the growth in our personal insurance portfolio has been a renewed focus during the year on improving our customers' experience. Evidence of these efforts can be seen in our direct personal lines customer satisfaction score which has increased by 3% to 83%, while customer renewals remained over 90%.

Our commercial business, CGU, also performed strongly, growing both revenue and profit. However, a fourth consecutive year of falling premiums and significant competitive pressure mean the reported profitability of commercial insurance across the industry has relied on unsustainable levels of prior period reserve releases.

Our Australian Business Partnerships division experienced a turnaround in its underlying performance during the year, and our New Zealand business grew revenue in local currency terms.

Costs have been closely managed across the Australian and New Zealand businesses, and have been kept flat for four consecutive years. This means we made productivity gains in real terms.

GROWING OUR INTERNATIONAL PLATFORM

Our newly acquired general insurance businesses in the UK contributed around 10% or $725 million to the Group's total gross written premium for the year.

Within the combined UK business, the niche insurance portfolio performed well while the private motor market remained challenging as rate increases in the market took longer to come through than originally anticipated.

We are integrating our UK businesses, and expect to deliver synergies of £25 million, which is about 14% ahead of our original target.

We welcomed Equity Insurance Group's CEO Mr Neil Utley to the Executive team as IAG CEO, UK. He now has responsibility for building our business within that market.



CEO'S REVIEW (CONTINUED)



TONY COLEMAN
Chief Risk Officer & Group Actuary

GEORGE VENARDOS
Chief Financial Officer

PERFORMANCE HIGHLIGHTS

	[illegible]	[illegible]
Gross written premium (GWP)	6,435	7,381
Net earned premium (NEP)	6,132	6,743
Net claims expense	(3,900)	(4,474)
Underwriting profit	533	407
Net investment income on technical reserves	310	360
Insurance profit	843	767
Net investment income on shareholders' funds	539	301
Net profit after tax attributable to holders of ordinary shares	759	552

We also made further progress in strengthening our Asian operations. Our Thai businesses grew, and we reached agreement with our Malaysian partners to increase our ownership in the general insurance business of AmAssurance from 30% to 49% in the coming year, while divesting our interest in the associated life insurance business.

We remain committed to pursuing long-term investment opportunities in general insurance markets in China and other countries in Asia, to meet our ambition to grow our portfolio of general insurance businesses in the region.

The Group also completed the acquisition of Alba, a Lloyd's syndicate and its managing agency now known as Diagonal Underwriting Agency Limited, and established IAG Re Labuan (L) Berhad during the year. These businesses, which form our Asian Reinsurance operations, aim to benefit from retaining individual business unit exposures and gain efficiencies in managing all reinsurance covers centrally.

MANAGING RISK ACROSS OUR BUSINESS

Managing risk plays an important element in all areas of business, and often means adjustments are made to suit changing circumstances.

During the year, we took the decision to restructure the Group away from a reliance on volatile investment returns towards a greater focus on diversified insurance returns with lower volatility. As a result, the Group reduced its asset management investment exposure to Australian and international equities.

The Group's investment return on shareholders' funds contributed $301 million of pre-tax income on the back of another year of strong underlying equity market returns. This result compares with $539 million achieved in the previous year, a higher return due in part to the previously greater equities exposure. Investment return from reserves for insurance liabilities also contributed $360 million to the Group's pre-tax profit.



CHRISTINE McLOUGHLIN
Group Executive, Strategy

JAN VAN DER SCHALK
CEO, Asset Management & Reinsurance

SAM MOSTYN
Group Executive, Culture & Reputation

PROGRESS AGAINST STRATEGIC FINANCIAL GOALS

Goals	Progress
Top quartile shareholder return	Since listing on 8 August 2000, the Group has delivered a total shareholder return of 176% as at 30 June 2007. While this does not rank us in the top quartile of companies in the S&P/ASX 100 during the period, we remain committed to this long-term goal.
Return on equity of at least 1.5 times weighted average cost of capital	The Group reported return on equity of 13.5% (or 12.9% on a normalised basis) for the 2007 financial year. Our aim remains to exceed our goal.
Build an international platform	Entered the UK general insurance market with the acquisition of businesses including Equity Insurance Group and Hastings. IAG now has three international divisions, with NZ representing 14% of GWP, the UK 10%, and Asia 2%.
Maintain an 80:20 mix of short-tail:long-tail premiums	The Group's mix of short-tail:long-tail premiums remained at 80:20.
Maintain an 'AA' category rating	Maintained 'AA' insurer financial strength rating from Standard & Poor's for our key wholly owned licensed insurers.

One of the largest exposures inherent in our business is to extreme weather events. This was particularly evident this year, having managed the impact of one of the most severe storms on record in Australia.

We cater for these events in two ways. We have extensive, high quality reinsurance covers in place to mitigate the effect on our financial results. We also have operational procedures in place to ensure we respond quickly to assist our affected customers get on with their lives as quickly as possible.

The frequency and severity of such weather-related events is expected to increase as a result of climate change. That is why we believe it is good management to address climate change.

To that end, we have announced our intention to become carbon neutral by 2012, and we have made progress toward this goal. The initiatives we are taking are not only benefiting the community, but they also make sense from a cost reduction perspective.

Further information on how we manage risk across our business – in terms of economic, social, workplace and environmental aspects – to ensure the longevity of our business, can be found in our 2007 Sustainability Report, to be released in November and available at www.iag.com.au.

As part of ensuring we are well-placed to successfully manage our increasingly diverse portfolio, we have continued to invest in our risk management systems. The quality of our processes was recognised earlier this year when Standard & Poor's advised us that IAG was one of only seven insurers globally whose Enterprise Risk Management System had been assessed as 'Excellent' – the highest assessment available under its methodology.

CEO'S REVIEW (CONTINUED)

OUR PEOPLE
The sustainability of our business relies on the ongoing participation and commitment of our employees. I am pleased to report that the overall engagement of our employees increased during the year. This is the fourth consecutive year of improvement since we started measuring employee engagement, and many business units now score within the 'best employer' zone.

As we become an international organisation we must continue to build a sustainable culture with common values, and continue to improve engagement. That is why we are investing in identifying and addressing emerging labour force trends, such as providing a more flexible working environment which helps us attract both working parents and mature age workers. Initiatives in this area include extending paid parental leave from six to 12 weeks, and trialling working from home solutions for our claims management employees.

I would like to thank all those people who have contributed to the success of our Group. I am proud of what we have all achieved.

Finally, I would like to thank my Executive team for their dedication to the performance of the Group.

In particular, I would like to pay tribute to Ms Sam Mostyn, Group Executive, Culture & Reputation, who will leave her full-time role on the Executive team in October 2007. Sam has made a significant contribution over the past six years in shaping the company culture and I look forward to her ongoing contribution in a more flexible advisory role. Sam's portfolio will transition to Ms Christine McLoughlin, currently Group Executive, Strategy.

LOOKING FORWARD
Our long-term strategy remains to build a general insurance business based on scale, with diversity across products, geography and distribution channels.

Ultimately, our aim is to deliver top quartile total shareholder return over the long term, with our return to ordinary shareholders exceeding 1.5 times our weighted average cost of capital, and to maintain our 'AA' rating from Standard & Poor's for our key wholly owned licensed insurers.

The Group remains committed to its ambition of doubling the size of the business over the next five years. We have made significant progress this year in building our international operations, and we are currently actively pursuing opportunities in China, India and Europe.

We will also continue to improve the momentum and strength of our domestic businesses. As a result, for the 2008 financial year, we are targeting gross written premium or revenue growth of 10–12%.

While we expect operating conditions to remain challenging, we're executing plans to respond to various parts of the cycle. To ensure a more sustainable outcome in terms of a fair price for risk, we have started increasing rates in short-tail commercial in Australia and New Zealand and have already put rate rises through in private motor in the UK, which now appear to be holding across the market.

By managing our business over these long-term trends, we will continue to deliver sustainable, quality earnings for our shareholders.

MICHAEL HAWKER
Chief Executive Officer

INVESTING FOR LONG-TERM SUSTAINABILITY

Managing our business for the long term requires investment in initiatives to reduce risk. That means improving safety on roads, in homes, in the community and in the workplace, reducing crime and minimising environmental impacts. That way we can help reduce the number of claims made in the first place. Some of the initiatives IAG undertook during the year are listed below.


QUEENSLAND
FIRE & RESCUE

The 'Safehome' partnership between NRMA Insurance and the Queensland Fire and Rescue Service is just one of the many initiatives in which we invest to help reduce risk in the community.

RECOGNITION

We are proud of the recognition we've received during the year:

- Qualified for the first time for inclusion in the **Dow Jones Sustainability Index**, a global index tracking the financial performance of the leading sustainability-driven companies.
- Listed in the 2007 **Global 100 Most Sustainable Corporations in the World** at the World Economic Forum by Corporate Knights and Innovest Strategic Value Advisors.
- Recognition as Ethical Investor's 2006 **Sustainable Company of the Year.**

INITIATIVES TO REDUCE ENVIRONMENTAL IMPACT:

- Announced our intention for the Group to become **carbon neutral** by 2012.
- Reduced our electricity consumption in Australia by 14%, reducing costs on our energy bills of $630,000.
- Introduced a **fuel efficient saving** under which NRMA Insurance, SGIO and SGIC customers insuring cars with a fuel economy of 5.5 litres per 100 kilometres or better receive a saving on their comprehensive car insurance of approximately 10%.
- Trialling a **contents collection service** under which NRMA Insurance collects home insurance customers' damaged items and either re-uses or recycles them.
- Co-chaired the insurance working group to produce the **United Nations Environment Programme Finance Initiative** (UNEP FI) 'Insuring for Sustainability' report.
- Member of the Climate Change Adaptation Working Group of the **World Business Council for Sustainable Development.**
- Joined **Greenhouse Challenge Plus**, an Australian Government initiative which enables Australian companies to form working partnerships with the Government to improve energy efficiency and reduce greenhouse gas emissions.
- Wrote detailed submissions for the States' **carbon emissions trading schemes** and the Prime Minister's taskforce on emissions trading.
- Presented to the Prime Minister's **Science, Engineering and Innovation Council Working Group on Climate Change.**

COMMUNITY, SOCIAL AND CUSTOMER INITIATIVES:

- Introduced **Risk Radar for Business**, an online risk management tool available to CGU Business Insurance customers to help actively manage the safety, health and environmental issues in more than 500 business types.
- Participated in the **Business for Poverty Relief Alliance** working group and report.
- Deployed **crime prevention** vans to new areas of NSW.
- Granted over $550,000 to more than **170 community groups** whose aim is to reduce risk.
- Continued the **'Prevent and Report Rural Crime'** partnership between CGU and the NSW Police Force.
- Continued the **'Safehome'** partnership between NRMA Insurance and the Queensland Fire and Rescue Service, with firefighters visiting 3,420 homes to provide free advice to householders on fire prevention for their property.
- Continued a five-year research project with the **Pain Management Research Institute** to reduce the emotional, physical, social and financial burden of pain from injuries sustained in the workplace or as a result of a car crash.
- Our employees **volunteered 10,734 hours** to charity organisations.

INITIATIVES TO BUILD A SUSTAINABLE WORKFORCE:

- Developed a Group-wide **Code of Ethics** to provide all employees with a framework to make good, informed business decisions and to act on them with integrity.
- Increased paid primary carers' **parental leave** from six weeks to 12 weeks.
- Prepared a Group-wide **Flexibility Skilling Programme** for all managers to address this skill gap.
- Continued to support and achieve positive results from a **Women's Career Development Programme.**
- Launched a **Stress Minimisation Programme** to help staff anticipate and manage work and life stress.
- Continued to expand the **CGU Academy**, which helps develop our people's technical insurance skills.
- Awarded **Employer of Choice for Women** status for the third consecutive year, by the Australian Government's Equal Opportunity for Women in the Workplace Agency.

Further information about our sustainability performance will be contained in our 2007 Sustainability Report, available from November 2007 at www.iag.com.au.



AUSTRALIAN BRANDS

NRMA INSURANCE SGIO SGIC CGU Swann Insurance

AUSTRALIAN OPERATIONS

WHAT WE DO

- IAG's Australian businesses include some of Australia's leading general insurance brands – NRMA Insurance, SGIO, SGIC, CGU and Swann Insurance.
- Personal insurance products are distributed through a network of branches, franchises and country service centres, call centres and online facilities.
- Commercial insurance products are primarily sold through insurance brokers and authorised representatives.
- A range of commercial and personal insurance products are also distributed through partnerships with governments, financial institutions, affinity groups, motor dealers and motor manufacturers.

2007 FINANCIAL PERFORMANCE

Gross written premium	$5,489 million
Net earned premium	$5,126 million
Combined ratio	92.7%
Insurance margin	13.1%

INSURANCE PRODUCTS

- Commercial and motor fleet
- Commercial property
- Construction and engineering
- Consumer credit
- CTP
- Directors' and officers' liability
- Extended warranty
- Farm, crop and livestock
- Home and contents
- Home warranty
- Marine
- Motor vehicle and motorcycle
- Niche, such as veteran, vintage and classic car, boat, caravan and travel
- Professional indemnity
- Public and product liability
- Travel
- Workers' compensation

PERSONAL INSURANCE

IAG's largest division, Australian Personal Insurance, increased gross written premium in its core portfolios of home and motor insurance and regained CTP market share during the year.

A combination of increased volume of insurance policies sold, as well as higher average premium, including higher average value of assets insured in the home insurance portfolio, contributed strongly to top line revenue growth, particularly in the second half of the year.

The introduction of the NSW Government's Lifetime Care & Support Scheme in October 2006 impacted our NSW CTP portfolio. Funded by a levy on all CTP policies, the scheme is designed to support children who are severely injured in motor accidents, regardless of who was at fault. It will be extended to adults from October 2007.

We regained CTP market share, increasing our share to 38% of registrations, in line with our target for the year.

Customer renewals in our NRMA Insurance, SGIO and SGIC direct personal lines portfolios remained over 90% and customer satisfaction improved by 3% to 83%.

These pleasing results were achieved against a background of significant consolidation in the Australian personal insurance industry and continuing competition across all personal insurance product lines.

The most significant claims event for our business during the year occurred when severe storms hit the Newcastle and Central Coast region of NSW in June 2007, causing hundreds of millions of dollars worth of damage to our customers' property.

We are proud of the response of our people to the storms, who came together to help our affected customers get on with their lives as quickly as possible.

A major contributor to the growth in our personal insurance portfolio has been a renewed focus during the year on improving our customers' insurance experience. We achieved this on a number of fronts.

Feedback from our employees indicated that the pace of change in our business was making it difficult for them to focus solely on delivering customer service. Addressing this concern contributed to a 7% improvement in employee engagement across the board, with scores as high as 85% among groups of our customer-facing staff, and this has translated into customer satisfaction improvements.

We also invested significantly in new marketing campaigns for our personal insurance brands to continue to differentiate their value propositions and products, including customer rewards and product features. At the same time, we continued our focus on customer segmentation and maintaining competitive pricing positions in each of our markets. This included tailored pricing for specific segments, for example small versus large cars.

Our aim to manage our business sustainably saw us continue to work closely with the community and our customers to help make roads and homes safer, reduce crime and minimise our environmental impact.



DAVID ISSA
CEO, Personal Insurance

MARIO PIRONE
CEO, CGU Insurance

CREATING SAFER WORKPLACES



CGU customer and farmer, Rodney Minato, discusses the benefits of Farm Risk Radar.

We invested more than $12 million in community-based initiatives, including grants to local community groups that aim to reduce risk, and continued support for our community partners, including the Salvation Army Emergency Services and NRMA Careflight.

We also introduced a new product feature to reward our customers for their efforts to reduce their own impact on the environment. Our NRMA Insurance Fuel Efficient Saving gives a saving of approximately 10% on premiums for comprehensive car insurance policies to owners of cars with a fuel economy of 5.5 litres per 100 kilometres or better.

LOOKING FORWARD
We aim to build on the momentum generated throughout the year, and further grow gross written premium in our major portfolios, while reducing expenses. We will achieve this by continually improving our customers' experience by:

- creating a great working environment, and operating in the best employer range;
- working with the community to build a safe, sustainable world to live in; and
- building a strong business landscape in which we can forge mutually beneficial partnerships with our suppliers.

CGU INSURANCE

IAG's Australian commercial insurance business, CGU, again delivered profitable returns this year, despite the continuing downward pressure on commercial insurance premiums.

Intense competition from local and international insurers continued, and was particularly strong in general liability, professional indemnity and workers' compensation. Average commercial insurance premiums reduced across the market.

Our ability to generate a strong performance was supported by maintaining our disciplined approach to risk selection, rather than writing business at prices below the level we consider necessary to generate an adequate return. Renewal rates through the year remained high, particularly among small to medium sized businesses and rural customers.

Claims performance is one of the most important satisfaction drivers for our intermediaries and their customers. We continued to partner with intermediaries to improve this performance leading to the introduction of a number of initiatives designed to meet evolving needs.

These include the launch of iClaims – a monitoring tool enabling brokers to track their clients' claims online; and FastTrack – a system to provide settlement within 48 hours for common claims, such as minor motor and property claims.

We also introduced risk management solutions, including CGU Right Cover, a new service designed to address the issue of underinsurance, particularly among small businesses, of which half are underinsured. Working in partnership with professional loss adjustors and our customers' brokers, we visit businesses to ensure assets are correctly valued. In addition, we evolved our suite of Risk Radar products. These are online tools to help our customers identify and address safety risks.

Brokers continued to rank CGU highly, and JP Morgan Delloite's latest insurance survey nominated CGU as one of the top three insurers overall.

CGU was one of the first insurers on the ground supporting customers when the devastating storms hit the Newcastle and Central Coast region of NSW in June 2007, which ranked as the most significant claims events of the year.

On average, 100 deaths occur each year on farms in Australia, including one child dying every 10 days. More than 20% of farms have an accident each year resulting in 6,500 hospital admissions and almost 6,000 workers' compensation claims.

That's why our business CGU – Australia's largest regional and rural insurer – has introduced Farm Risk Radar.

Free for CGU customers, Farm Risk Radar is a web-based tool that helps farmers better understand their risks and implement programmes to reduce them. This not only increases safety, it also helps keep insurance premiums down.

Farm Risk Radar received the National Safety Council of Australia Award for Excellence in October 2006 and is now being used by over 3,000 farmers across Australia.

CGU is working with the NSW Department of Environment & Climate Change and farming groups to further enhance Farm Risk Radar to help farmers manage environmental issues and develop sustainable farming practices.

Farm Risk Radar is just one of the many risk management initiatives IAG's businesses have introduced. This demonstrates how we put our expert understanding of risk to use to help our customers minimise the risks they face. It also shows how we can put this knowledge to work to help ensure premiums are priced fairly and accurately.



JACKI JOHNSON
CEO, Business Partnerships

As CGU is often dealing with specialised markets, including the small business, rural and corporate markets, our people need specialised training to enhance technical knowledge and skills.

We launched the CGU Academy in July 2006 to meet this need, and more than 7,000 training modules have already been completed. This training has contributed to strong levels of CGU employee engagement.

LOOKING FORWARD

We believe the industry needs to move to more rational, risk-based commercial pricing to ensure the long-term sustainability of the cover it provides to Australian businesses. This will avoid the need for significant increases in future years, making cover unaffordable or inaccessible for some customers.

CGU is taking a leadership position on this issue and will introduce targeted rate increases on under-performing portfolios in the coming year.

We are working closely with intermediaries to manage the impact of these increases on their clients and demonstrate the value of our superior underwriting and claims service. We are also adding value to our existing competitive rates by offering risk management solutions, such as Risk Radar and CGU Right Cover.

We remain committed to our business goals for CGU to become number one in small business, regional and brokered personal lines, and in the top three in other chosen markets.

Initiatives being implemented to achieve these goals include:

- establishing a best-in-class account management model;
- moving from national to region-based pricing;
- increasingly targeting the medium-sized business market, particularly in regard to professional risks; and
- building capability in construction/engineering, motor fleet and marine insurance.

A number of other focus areas crucial to CGU's goals include:

- becoming the number one employer of choice;
- becoming the best in the business at claims; and
- claiming a leadership position in the provision of innovative solutions.

BUSINESS PARTNERSHIPS

IAG's Business Partnerships division experienced a significant turnaround in its underlying performance during the year.

Improvements occurred in both the retention of our workers' compensation customers and the management of our third party distribution relationships. We achieved strong sales results, particularly in our financial institutions and dealer channels, as we focused on improving our strategic approach to our relationships and a more disciplined approach to pricing and technology.

Our measures show satisfaction has improved among our financial institution and dealer business partners in our third party distribution business and workers' compensation customers, particularly in NSW.

Initiatives undertaken to build on mutually beneficial partnerships with our business partners and improve employee retention and engagement contributed to these improved results.

Our businesses have been actively working on improving operational efficiency. One initiative was the launch of .Live, an electronic portal that cuts 'red tape' by allowing employers to lodge notifications of injury and obtain quotes and certificates of currency. This has enabled us to improve our response to injury management through earlier notification of injury by our business partners.

We worked with NSW WorkCover to secure a change in state legislation to allow details to be submitted electronically and, when the legislation was enacted in late 2006, .Live was launched. The results have been significant for our NSW business:

- more than 19,000 requests for cover notes have been received and, of these, 93% have been generated automatically;
- about 2,700 injury notifications have been received; and
- quotes provided to employers online for workers' compensation have resulted in a 64% conversion to policies.

Activ8, a front end sales system developed by Swann Insurance, has seen similar success. More than 80% of motorcycle and motor dealer gross written premium was derived through the channel, reducing costs and improving service to our customers. We plan to deploy similar point of sale technology for the financial institution distribution channel.

While these initiatives have improved customer service, sustaining this progress means ensuring the ongoing commitment and development of our highly trained professionals and a focus on staff retention and engagement.

"A BUSINESS IS ONLY AS GOOD AS THE WAY IT TREATS ITS CUSTOMERS."



NRMA Insurance customer Margaret Foxon surveys the damage to her home in Adamstown following the severe June long weekend storms.

To meet this need, we are working with Deakin University, other insurers and workers' compensation and motor accident authorities as part of the Personal Injury Education Foundation (PIEF). PIEF offers a Masters programme in Personal Injury, covering scheme design, leadership and injury management. Employees from across our personal injury business are participating in the programme.

In addition, in NSW and Victorian workers' compensation, we have initiated new staff development programmes focusing on continual coaching and support. At our national Customer Care Centre we have also improved recruitment practices, including recruiting more mature age staff and reviving our induction programme. These programmes have led to lower staff turnover and increased engagement during the year.

LOOKING FORWARD

We believe that strengthening our partnerships and value proposition is key to our success. We will continue to develop strategic plans with our key business partners to ensure we design a mutually agreed strategy to drive value for both organisations and delivering improved service to the end customer.

The deployment of Salesforce.com, which began in early 2007, will strengthen our account management approach.

All businesses are exploring new opportunities with our current partners and focusing on new markets.

Harmonisation of workers' compensation schemes across Australia will further cut 'red tape' for national employers and we will continue to work with governments across Australia toward this goal.

When storms lashed the NSW Central Coast and Hunter region in June 2007, our people mobilised to help our customers. Many cut short their long-weekend holidays, and some travelled from interstate to support our local teams to respond to the disaster.

In the first 24 hours, we set up vans to help customers lodge claims and our 24 hour teleclaims centre was taking calls from thousands of customers. We arranged temporary accommodation for those worst hit, set up generators for people without power and authorised emergency payments for many customers.

In the first two weeks, we received more than 22,000 claims for home, business, car and contents damage.

In the same time we removed about 3,000 damaged household items, and allocated builders to almost 5,200 jobs, contents restorers to over 2,400 items and carpet suppliers to over 650 properties. We answered almost 35,000 calls for help and – even at the height of the storms – we were able to answer those calls in around 12 minutes.

We are proud of our response in times of disaster – when cyclones, bush fires, hailstorms or snow storms hit – wherever we operate around the world.

Whether it is responding to disasters, or to any other claim, we believe the way we treat our customers is what sets us apart. It makes good business sense to look after our customers, and helps to create long-term value for our shareholders.





NEW ZEALAND OPERATIONS

NICK HAWKINS
CEO, New Zealand

WHAT WE DO

- IAG's New Zealand business, through our brands NZI and State, is the country's leading general insurance provider.
- Around 1 million cars, 580,000 homes and around 300,000 businesses and rural risks are insured by IAG's businesses in New Zealand.
- Insurance products are predominantly sold directly to customers under the State brand, and through intermediaries such as brokers and agents under the NZI brand.
- Personal and commercial products are also distributed under third party brands by corporate partners such as large financial institutions.

2007 FINANCIAL PERFORMANCE

Gross written premium	$968 million
Net earned premium	$860 million
Combined ratio	92.6%
Insurance margin	10.0%

INSURANCE PRODUCTS

- Commercial and motor fleet
- Commercial liability
- Commercial property
- Construction and engineering
- Home and contents
- Income protection
- Marine
- Motor vehicle
- Niche, such as veteran, vintage and classic car, boat, caravan and travel
- Personal liability
- Professional indemnity
- Rural and horticultural

IAG's New Zealand operation delivered sustainable returns during the year and is poised for growth following a period of investment.

Our intermediary brand, NZI, has gained momentum with a series of high profile advertising, marketing and sponsorship campaigns, which relaunched the iconic New Zealand brand.

We also strengthened our broker relationships throughout the year to market-leading levels and broadened the commercial product offering. This included the establishment of the NZI Professional Risks business unit, formed in response to broker requests for a complete suite of liability products. It includes professional indemnity and directors' and officers' cover.

Our Net Promoter Score for NZI – which measures the likelihood of brokers recommending NZI products to clients – is the highest in the New Zealand industry.

Our direct brand, State, continued to be the direct insurance market leader with a strong focus on profitable growth. We embarked on a number of initiatives to achieve ongoing growth for the well known brand, including advertising, promotions, and the successful implementation of a new underwriting and claims management technology platform modelled on the Group's Australian personal insurance platform. This will give us a competitive edge in pricing and customer segmentation and is a good example of sharing assets and capability across the Group.

We recently launched State EasyBiz, a package of commercial products for small retail and trade customers, tailored to simplify what can be a complicated process of finding the right business insurance.

With our focus on continuously improving our customer service, State has started to move some of its telephone activity to its regional network of sales centres across the country. This decentralisation has boosted employee engagement by allowing our people to work in their local communities. We also saw a positive result from the merger of our three Christchurch premises into one building, improving communication, team dynamics and workplace culture.

In our business partners area, through our relationship with local bank ASB, we introduced a new basic contents policy tailored to young renters and tertiary students to help protect their possessions.

We responded to a number of major claims events during the year, including severe flooding in the upper North Island in March and heavy snow storms in the South Island.

Our people are integral to the success and achievement of our business objectives. We were pleased our recent staff survey showed an improvement in our employees' engagement score, which is now up 16% from the first measurement four years ago. This is particularly pleasing as New Zealand moves further into a tightening labour market.

UNDERSTANDING AND PRICING RISK

"I LIKE THE WAY IAG UNDERSTANDS LONG-TERM RISK."


AC Builders Ltd

State staff discuss the benefits of EasyBiz to small business owners in New Zealand.

Small businesses have a major role in powering the New Zealand economy. They employ an estimated 30% of all New Zealand workers, and accounted for about 60% of all new jobs in the five years to 2006.

So when a small business suffers an unexpected loss – such as damage from fire, storm, theft or vandalism – the impact on the community can be significant. And too often, a business' recovery is delayed because it is underinsured, or does not have any insurance at all.

IAG's direct insurer in New Zealand, State, has found that the complexities involved in choosing the most suitable insurance product may be contributing to underinsurance among small businesses.

That is why State has introduced EasyBiz, which demystifies and packages insurance cover for small retail and trade customers. It is designed to give them insurance cover that meets their essential needs, with an appropriate premium which neither overprices, nor underprices the cover.

We have drawn on our extensive underwriting experience to offer EasyBiz, which brings together a range of covers for a range of events targeted to small business owners.

EasyBiz is just one of the many risk management initiatives IAG's businesses have introduced for customers. This demonstrates how we put our expert understanding of risk to use to help our customers minimise the risks they face. It also shows how we can put this knowledge to work to help ensure premiums are priced fairly and accurately.

LOOKING FORWARD

IAG's New Zealand operation will build on improved customer advocacy across all its business channels to generate sustainable, profitable growth by:

- maximising the value of our brands by building on campaigns proven to yield results;
- leveraging our investment in leading-edge technologies and providing a seamless service for our customers;
- continuing to look at ways to meet customer needs, through innovative product development, such as bundling products and developing products that align with our sustainability position;
- ensuring we have an engaged and valued workforce, through initiatives such as taking a localised and flexible approach to meet the needs of our people wherever they are located; and
- building one of New Zealand's first 5 Green Star rated buildings – meaning it achieves the highest standards in terms of environmentally sustainable design – as our flagship new corporate centre in Auckland.



equity equity HastingsDIRECT



UNITED KINGDOM OPERATIONS

NEIL UTLEY
CEO, United Kingdom

WHAT WE DO

- IAG's businesses in the United Kingdom include Equity Insurance Group and Hastings.
- Combined, these brands have strong motor insurance businesses and provide a combination of direct and third party multi-channel distribution.
- IAG is now the fifth largest motor insurer group, the largest motorcycle insurer and a leading personal lines broker in the UK.
- Hastings trades under the brands Hastings Direct and Peoples Choice.
- Equity Insurance Group operates through Equity Red Star and Equity Insurance Brokers.

2007 FINANCIAL PERFORMANCE

Gross written premium	$725 million
Net earned premium	$592 million
Combined ratio	100.5%
Insurance margin	5.1%

INSURANCE PRODUCTS

- Agricultural vehicles
- Caravan
- Classic car
- Commercial vehicle
- Fleet
- Household
- Motorcycle
- Personal accident
- Private car
- Roadside rescue
- Travel

IAG entered the United Kingdom general insurance market in September 2006 with the purchase of Hastings Insurance Services Limited (Hastings) and Advantage Insurance Company Limited (Advantage) for approximately $350 million.

The acquisition of Equity Insurance Group (Equity) for approximately $1.4 billion expanded the newly established UK division in January 2007.

Combined, the businesses position IAG as the UK's fifth largest motor insurer, the largest motorcycle insurer and the fourth largest broker in personal lines. They added $725 million to the Group's gross written premium in the nine months to 30 June 2007.

Hastings, trading under the brands Hastings Direct and Peoples Choice, is a personal lines insurance broker. Launched in 1997, it has grown at a compound annual rate of 20% over the past five years. Advantage was established in 2002 to underwrite personal lines insurance, specialising in motor insurance.

Equity Insurance Group operates through Equity Red Star, the UK's largest Lloyd's motor insurance syndicate and the UK's largest motorcycle insurer, with an unbroken record of profitability since 1969; and through Equity Insurance Brokers, with a multi-channel distribution strategy including telesales, internet and a network of almost 80 high street branches.

Significant progress was made during the year to integrate the Hastings and Equity Insurance Group businesses. With a UK Board and governance framework now in place, the integration aims to deliver synergy benefits by streamlining processes, strengthening IAG's presence in the volume motor insurance and targeted specialist markets, and positioning the businesses for further growth.

Against this background, our UK businesses operated in a competitive environment. Our goal has been to adhere to disciplined pricing and strive for an optimum business mix, and to ensure our range of distribution channels meets the evolving ways people choose to access insurance.

A growing trend has been for customers to buy insurance products through direct channels such as the internet, now the second largest sales channel for personal insurance products in the UK. Accordingly, we began expanding our online distribution capabilities and product offerings, enhancing our online marketing and loyalty programmes and building a stronger, more flexible and user friendly online environment to capitalise on this rapidly evolving market.

We have also been expanding our branch network and developing new affinity brand relationships with partners including Alliance + Leicester, First Direct, Renault and Nissan.

A major claims event for our businesses occurred when severe flooding affected areas of mid and northern England during June and July 2007. These were among the worst floods on record, with some areas receiving a month's rainfall in just 24 hours. In January, windstorms swept through an area from the Bristol Channel to Manchester, resulting in a number of smaller claims, predominantly from our home insurance customers.

MANAGING COSTS

"BELIEVE ME, WHEN IT'S YOUR MONEY, EVERY DOLLAR COUNTS."



A new car is crashed at IAG's Research Centre to test repair costs.

Each year, IAG's businesses worldwide repair or replace hundreds of thousands of cars for our customers.

With such large costs involved, it is in our interest to know a lot about cars.

That's why, for more than 15 years we have been conducting low speed crash tests at our research facility and actively researching the costs involved in repairing cars.

The findings from these tests and other research programmes have been used to help car manufacturers alter the design of cars, to improve safety, reduce repair costs and reduce the risk of theft. For example, we've provided input into the design of many car models, up to five years before the cars have gone into production.

We publish our research findings to help customers factor in safety, security and repair cost considerations when buying a car. A car with a better risk rating means a cheaper insurance premium for our customers.

We also monitor the prices of about six million car parts each year, and the feedback we give car manufacturers helps to ensure the pricing of parts remains as competitive as possible.

All this research means our customers can benefit from safer, more secure cars, which can be repaired more quickly and at less cost. It's one of the ways IAG works to manage its costs and ensure we can deliver benefits to customers and shareholders, because we know that every dollar counts.

LOOKING FORWARD

We will continue integrating our UK businesses and have upgraded our synergies target by close to 14%, from £22 million to £25 million per annum.

Our focus will be on delivering profitable growth in both the direct and external broker distribution channels by reducing costs through improved operational processes, adhering to disciplined pricing and optimising our mix of business.

We plan to grow distribution revenue by expanding our branch network and offering competitive products, and are well positioned to develop our direct distribution through both channel development and marketing.

Our presence in the volume motor insurance market will continue to be strengthened and we aim to capitalise on our expertise in a number of specialist sectors, such as motorcycle, fleet and haulage.



ASIAN OPERATIONS

ASIAN BRANDS



JUSTIN BREHENY
CEO, Asia

WHAT WE DO

- IAG's Asian operations offer personal and commercial insurance products through local brands in different Asian markets.
- IAG has the fourth largest share of the Thai insurance market through the Safety Insurance and NZI Thailand brands.
- In Malaysia, IAG has a 30% interest in personal insurer AmAssurance.
- In China, IAG has a roadside assistance operation and insurance agent, China Automobile Association (CAA).

2007 FINANCIAL PERFORMANCE

Gross written premium	$168 million
Net earned premium	$130 million
Combined ratio	99.2%
Insurance margin	6.9%

INSURANCE AND OTHER PRODUCTS

- Commercial property
- Home protection
- Education
- Family and protection
- Fire
- Healthcare
- Marine
- Motor vehicle
- Product and public liability
- Retirement
- Roadside assistance
- Saving and investment
- Travel

IAG's Asia division made further progress during the year towards its aspiration to be a leading general insurer in the region.

The focus for our existing businesses in Thailand and Malaysia was to continue to create value through transferring capability, particularly in core competencies such as underwriting, product development, and claims and risk management.

In Thailand, our NZI Thailand and Safety Insurance businesses increased gross written premium by a combined 4%, and expanded market share. This improved result was achieved despite a challenging environment caused by political unrest and marked by a significant decline in car sales, strong competition and a decline in consumer confidence.

As the Thai market slowed, competition intensified with a number of insurers seeking to maintain market share through aggressive pricing. Our businesses used the opportunity to undertake a comprehensive review of our portfolio to implement improvements to claims management, pricing and underwriting practices. Taking a disciplined underwriting approach has meant we have chosen not to write some risks that we believe to be unprofitable. Instead we have focused on growing segments, markets and products where we have a competitive advantage.

In Malaysia, our joint venture AmAssurance grew gross written premium by 10%. This was the result of growth in our motor agency business as well as product diversification, particularly through IAG's capability transfer programme of extended warranty, which achieved a 76% penetration rate in targeted areas, as well as commercial, health and personal accident products.

During the year, we continued our disciplined review of a number of acquisition opportunities in the Asian region to build our portfolio of businesses.

We remain committed to pursuing long-term investment opportunities in China's general insurance market, and are actively pursuing investment opportunities.

To support sustainable growth in the Asian region, we have built a risk framework for our current and future operating businesses and this is central to the way our Asian companies conduct business.

We also focused on building a unified culture across our businesses. As part of that process, employee engagement was measured across all our employees in Asia for the first time. The results of the employee survey are enabling us to target our engagement efforts, to ensure we're addressing issues that are important to our people.

REDUCING RISK

"DIVERSIFICATION? IT REALLY MEANS ALL THE EGGS AREN'T IN THE ONE BASKET."



Our Thai business, Safety Insurance, is one of the companies in IAG's growing international portfolio.

Just five years ago, almost 100% of IAG's business was in Australia. Now, more than 25% of our business is written overseas, and these operations contributed about $1.9 billion to our revenue for the year.

New Zealand remains our second biggest market with about 13% of our gross written premium generated there, ahead of the United Kingdom at about 10%. And premiums written in Asia now make up around 3% of our business.

Expanding our business across different international geographies is one way in which we are reducing risks for our shareholders. It means we diversify and increase our revenue streams, reduce volatility, and lower our cost of capital.

As well as expanding internationally, we've also diversified our portfolio of general insurance products, and the channels through which we sell them. From our historical base as a motor insurer selling policies direct to customers through our branches, we now offer many lines of insurance, with multiple products in each, sold via branches, phone, internet and via intermediaries and partnerships.

We will continue our targeted international expansion, and aim to grow our portfolio of general insurance products. For our customers it means the security of belonging to one of the world's largest general insurance groups. And for shareholders it means we reduce our overall operating and investment risk.

LOOKING FORWARD

We will continue to take a two-fold approach to support our aspiration to become a leading general insurer in the Asian region.

We will continue to build via acquisition a portfolio of strategic investments in predominantly personal lines insurers in key priority Asian countries.

At the same time, we will look to unlock and create value in those assets through capability transfer of our core competencies in underwriting, product development, claims management, risk management, direct distribution, reinsurance and asset management.

In Thailand, the insurance market is expected to grow about 8% over the coming year as the economy recovers, consumer confidence returns and industry reforms continue. We aim to capitalise on that growth by continuing to diversify our product suite to include consumer credit, gap, travel and accident, mid-market commercial and health insurance. We will also expand the geographic reach of Safety Insurance with new branches in the north and north-east of Thailand.

In Malaysia, we expect premium revenue growth to exceed 10% as AmAssurance continues to further diversify from traditional motor into commercial, health, warranty, consumer credit and gap insurance. We have also reached agreement with our Malaysian partners to increase our ownership in the general insurance business of AmAssurance from 30% to 49% in the coming year, while divesting our interest in the associated life insurance business.

BOARD OF DIRECTORS



The Board is committed to attaining the highest level of corporate governance to ensure the future sustainability of the organisation and long-term value for its shareholders.

MR JA (JAMES) STRONG
AO
age 63 – Independent Non-executive Director

Mr James Strong was appointed Chairman of IAG in August 2001. He is a member of the IAG Nomination, Remuneration & Sustainability Committee.

Mr Strong is Chairman of Woolworths Limited, Rip Curl Group Pty Limited and the Australia Council for the Arts. He is also a Director of the Australian Grand Prix Corporation and a Director of Qantas Airways Limited.

Mr Strong was Chief Executive and Managing Director of Qantas Airways Limited from 1993 to 2001. Previous positions he has held include Group Chief Executive of DB Group Limited in New Zealand, National Managing Partner and later Chairman of law firm Corrs Chambers Westgarth, Chief Executive of Trans Australian Airlines (later Australian Airlines) and Executive Director of the Australian Mining Industry Council. Mr Strong has been admitted as a barrister and/ or solicitor in various state jurisdictions in Australia.

In 2006, Mr Strong was made an Officer of the Order of Australia.

Directorships of other listed companies held in past three years

- Woolworths Limited – since 10 March 2000;
- IAG Finance (New Zealand) Limited – since 9 November 2004; and
- Qantas Airways Limited – since 1 July 2006.

MR MJ (MICHAEL) HAWKER
BSc, FAICD, FAIM, SF Fin,
age 47 – Chief Executive Officer and Managing Director

Mr Michael Hawker was appointed Managing Director and Chief Executive Officer of IAG in December 2001.

Before joining IAG, Mr Hawker was Group Executive, Business and Consumer Banking at Westpac Banking Corporation. Previous positions include Executive Director of Citibank International PLC in Europe and Deputy Managing Director of Citibank Limited in Australia.

He is a recipient of an Australian Sports Medal, having played 25 Rugby Union Internationals for the Australian Wallabies.

Mr Hawker is the immediate Past President of the Insurance Council of Australia; a Member of the Financial Sector Advisory Council; Chairman of the Australian Business in the Community Network; Member of the Business Council of Australia; Member of the Business Roundtable for Sustainable Development; and Member of the Australian Business and Arts Foundation (AbaF). He was previously Chairman of the Australian Financial Markets Association; Director of the Australian Chamber of Commerce and Industry; Member of the Federal Treasurer's Consumer and Financial Literacy Council; an Advisory Board Member of the Australian Graduate School of Management and an Advisory Board Member for the Police Commissioner of NSW.

Directorships of other listed companies held in past three years

- IAG Finance (New Zealand) Limited – since 9 November 2004.

MS YA (YASMIN) ALLEN
BCom, FAICD,
age 43 – Independent Non-executive Director

Ms Yasmin Allen was appointed as a Director of IAG in November 2004. She is Chair of the IAG Audit Committee and is a member of the IAG Nomination, Remuneration & Sustainability Committee.

Ms Allen has had more than six years experience as a company director. She has extensive experience in strategic analysis, in investment banking, as an equities analyst and in senior management.

Ms Allen was previously a Vice President at Deutsche Bank AG, a Director at ANZ Investment Bank in Australia, an Associate Director at James Capel UK Ltd (HSBC Group) and a senior analyst at Kleinwort Benson plc Investment Bank in the UK.

Ms Allen is currently a Director of Macquarie Specialised Asset Management (and the Chair of its Audit Committee), Film Australia (and the Chair of its Audit Committee) and the Salvation Army Advisory Board. Ms Allen was previously a director of Export Finance & Insurance Corporation, Australia's export institution.

Directorships of other listed companies held in past three years

- None.

MR JF (JOHN) ASTBURY
FAICD
age 63 – Independent Non-executive Director

Mr John Astbury was appointed as a Director of IAG in July 2000. He retired from the Board on 31 August 2007. Before retirement, he was Chairman of the IAG Audit Committee and a member of the IAG Nomination, Remuneration & Sustainability Committee.

Mr Astbury is a Director of Woolworths Limited and AMP Limited. He was previously the Finance Director of Lend Lease Corporation Limited and a Chief General Manager of National Australia Bank Limited. He has had a long career in banking and financial services in both the UK and Australia.

Directorships of other listed companies held in past three years

- Woolworths Limited – since 29 January 2004; and
- AMP Limited – since 1 September 2004.



MR PM (PHILLIP) COLEBATCH
BSc, BE (Hons), SM, DBA
age 62 - Independent Non-executive Director

Mr Colebatch was appointed as a Director of IAG in January 2007. He is a member of the IAG Risk Management & Compliance Committee.

Mr Colebatch, a UK-based Australian, is a non-executive director of Lend Lease Corporation Limited (appointed December 2005). He also holds directorships on the Board of Swiss Re Capital Markets Ltd, IAG UK Holdings Limited and has served on the Group Executive Boards of Swiss Re and Credit Suisse Group.

Before joining Swiss Re as Division Head, Capital Management and Advisory, he spent 17 years with the Credit Suisse Group where, in addition to his Executive Board position, he served as Group CFO and then as CEO of Credit Suisse Asset Management. He has also served as Head of European banking activities for Credit Suisse First Boston Limited.

He began his career with Citicorp in New York and has held a number of senior investment banking roles at Citicorp in Asia and the UK. He has a Doctorate in Business Administration from Harvard University, a Master of Science from the Massachusetts Institute of Technology and an Undergraduate degree from the University of Adelaide.

Directorships of other listed companies held in past three years

- Lend Lease Corporation Limited – since December 2005.

MR GA (GEOFFREY) COUSINS
age 64 - Independent Non-executive Director

Mr Geoffrey Cousins was appointed as a Director of IAG in July 2000. He retired from the Board on 31 August 2007. Before retirement, he was a member of the IAG Audit Committee.

Mr Cousins has more than 26 years experience as a company director. Mr Cousins was previously the Chairman of George Patterson Australia and is a former Director of Publishing and Broadcasting Limited, the Seven Network, Hoyts Cinemas group and NM Rothschild & Sons Limited. He was the first Chief Executive of Optus Vision and before that held a number of executive positions at George Patterson, including Chief Executive of George Patterson Australia. He was also a consultant to the Prime Minister for a number of years.

Mr Cousins is a Director of Telstra Corporation Limited.

Directorships of other listed companies held in past three years

- Telstra Corporation Limited – since 14 November 2006.

MR ND (NEIL) HAMILTON
LLB
age 55 - Independent Non-executive Director

Mr Neil Hamilton was appointed as a Director of IAG in June 2000 and as a Director of Insurance Australia Limited (formerly NRMA Insurance Limited) in 1999. He is a member of the IAG Risk Management & Compliance Committee.

Mr Hamilton is the Chairman of IRESS Market Technology Limited and Mount Gibson Iron Limited and a Director of Programmed Maintenance Services Limited. He was formerly the Chairman of Western Power Corporation.

Directorships of other listed companies held in past three years

- Integrated Group Limited – from 2 August 1999 to 8 June 2007;
- IRESS Market Technology Limited – since 15 September 2000;
- Chieftain Securities Limited – from 12 June 2002 to 19 November 2004;
- Sons of Gwalia Ltd – from 19 January 2004 to 28 January 2005;
- Mount Gibson Iron Limited – from 24 April 2007; and
- Programmed Maintenance Services Limited – from 8 June 2007.

MR RA (ROWAN) ROSS
BEc BCom, FCPA, SF Fin
age 58 - Independent Non-executive Director

Mr Rowan Ross was appointed as a Director of IAG in July 2000 and acted as Chairman from April to August 2001. He is Chairman of the IAG Risk Management & Compliance Committee and is member of the IAG Nomination, Remuneration & Sustainability Committee.

Mr Ross is currently Chairman of Macquarie Capital Alliance Limited and Sydney IVF Limited. He is the former Chairman of Bankers Trust Investment Bank, former National President of the Securities Institute of Australia and former Chairman of the Sydney Dance Company and the Australian Major Performing Arts Group. Mr Ross has more than 35 years experience in investment banking and is an Executive Director of Macquarie Bank Limited.

Directorships of other listed companies held in past three years

- IAG Finance (New Zealand) Limited – since 9 November 2004; and
- Macquarie Capital Alliance Limited – since 25 January 2005.

MR B (BRIAN) SCHWARTZ
FCA AM
age 55 - Independent Non-executive Director

Mr Brian Schwartz was appointed a Director of IAG in January 2005. He is Chairman of the IAG Nomination, Remuneration & Sustainability Committee and is a member of the IAG Audit Committee.

Mr Schwartz is the Chief Executive of Investec Bank (Australia) Limited. Prior to this he was with Ernst & Young Australia (1979–2004), becoming its Chief Executive in 1998. He was a member of Ernst & Young's global board and Managing Partner of the Oceania region.

Mr Schwartz serves as a Trustee and Vice President of The Australian Museum; and Deputy Chairman of the Board of the Football Federation of Australia Limited. He was appointed a Member of the Order of Australia in 2004 for his services to business and the community.

Directorships of other listed companies held in past three years

- None.

CHANGES IN BOARD COMPOSITION

Mr John Astbury and Mr Geoffrey Cousins retired from the Board on 31 August 2007. Mr Hugh Fletcher and Ms Anna Hynes were appointed to the Board on 1 September 2007. Biographical details for Mr Fletcher and Ms Hynes are contained in the 2007 Notice of Annual General Meeting.

CORPORATE GOVERNANCE

IAG's corporate governance structure and risk management framework is designed to provide a sustainable balance between its core operating purpose (to pay claims, understand and price risk, manage costs and reduce risk) and its responsibility to provide fair and stable returns to shareholders.

1. IAG'S APPROACH TO CORPORATE GOVERNANCE

1a. Evolving framework

The Group is committed to attaining the highest level of corporate governance to ensure the future sustainability of the organisation and to create long-term value for its shareholders. To achieve this, the Company promotes a culture that rewards transparency, integrity, meritocracy, teamwork and social responsibility.

The key corporate governance practices followed by the Group and its people are summarised below. They are not an exhaustive list of all corporate governance practices in place. Copies of IAG's Board and Board Committee Charters and key corporate governance policies can be found on IAG's website at www.iag.com.au.

During the past year, the Group's corporate governance framework has continued to evolve in response to changes in its operations and as a result of the Group's international expansion.

In the past year, IAG accelerated its overseas expansion, investing approximately $1.8 billion in new insurance businesses in the United Kingdom. The Group strengthened its corporate governance and Board oversight by appointing to the IAG Board the Chairs of the main overseas country subsidiary Boards in the United Kingdom and New Zealand. Mr Phillip Colebatch and Mr Hugh Fletcher are respectively the Chairs of IAG UK Holdings Limited and IAG New Zealand Limited.

1b. Regulatory

The regulatory environment in which the Group conducts its business continues to have a major influence on the Group's corporate governance practices.

A sound regulatory regime is required to assist with stability and sustainability of the insurance sector. The regime needs to be competitively neutral – one that allows all industry participants to compete on the same consistent regulatory playing field and avoids or minimises incidents of regulatory overlap between prudential, market conduct and competition and consumer regulators.

The Australian Federal Government has made significant progress in relation to regulatory reform. A number of positive steps have been taken in the UK which is considering a move to a more principles-based regulatory regime.

The Group believes that active engagement with governments, regulators, industry and professional groups ensures that the interests of the Group and its stakeholders are properly considered in the formulation of proposals to improve corporate governance, general insurance prudential regime and insurance industry practices. In this context, the Group strives for regulation that enhances, rather than stifles, competition; protects consumers; encourages efficiency; and promotes and sustains public confidence in insurers and their products.

In the past year, the Group has again actively participated in the debate to improve Australia's corporate governance regime, making submissions to Federal and State Government committees and enquiries, and regulators in relation to new legislation and regulation affecting the insurance industry. The Group has also participated in a number of reviews of the New Zealand regulatory and legislative framework.

[illegible]	[illegible]
Lay solid foundations for management and oversight	2a
Structure the board to add value	2b–2g and 4b
Promote ethical and responsible decision making	5a–5b
Safeguard integrity in financial reporting	4a and 4c
Make timely and balanced disclosure	5c
Respect the rights of shareholders	6
Recognise and manage risk	4d and 7
Encourage enhanced performance	2f and 9a
Remunerate fairly and responsibly	Refer to the Remuneration Report at pages 40 to 58
Recognise the legitimate interests of stakeholders	8

In addition, IAG representatives continued to participate in forums, working parties and committees of domestic and overseas insurance industry associations, accounting and actuarial professional bodies to help formulate responses to proposals to improve corporate governance, prudential and financial reporting standards and practices that have particular application to the general insurance industry.

Throughout the reporting period, the Group has complied with the Australian Securities Exchange (ASX) Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations.

2. THE BOARD OF DIRECTORS

2a. Roles and responsibilities

The Board

The Board is accountable to shareholders for the performance, operations and affairs of the Group. The Board's principal role is to govern, rather than manage, the Group. The Directors represent and serve the interests of the shareholders and collectively oversee and appraise the strategies, policies and performance of the Group.

In performing its role, the Board is mindful that the obligations of the Directors are primarily set out in the Corporations Act, the Insurance Act and general law.

The Board is responsible for oversight of the Group, and specifically:

- Driving the strategic direction of the Group by setting goals and policies, and approving Group strategies and the Corporate Plan;
- Selecting, regularly evaluating and, if necessary, replacing the Chief Executive Officer;
- Setting the Group's risk appetite;
- Monitoring management's performance and the exercise of the Board's delegated authority;
- Appointing and, where appropriate, removing the Chief Financial Officer, Approved Actuary and the Company Secretary;
- Reviewing CEO, CFO and senior management succession planning;
- Providing advice and counsel to senior management;
- Selecting appropriate candidates and recommending to IAG shareholders the election or removal of directors;
- Evaluating Board processes and performance of the Board as a whole, as well as contributions by individual Directors;
- Monitoring financial performance and reporting;
- Approving significant corporate initiatives including major acquisitions, projects and divestments, and capital management transactions;
- Reviewing the adequacy of systems to comply with all laws and regulations which apply to the Group and its businesses;
- Monitoring key risk areas by ensuring the implementation of a suitable risk management and internal controls framework;
- Ensuring that all relevant legal and commercial requirements are met in terms of proper reporting and disclosure; and
- Setting standards for and ensuring that proper governance practices (including appropriate standards of ethical behaviour, corporate governance, social and environmental responsibility) are adhered to at all times.

The Chief Executive Officer

The Board has delegated responsibility for the overall management and profit performance of the Group, including all the day-to-day operations and administration of the Group to the Chief Executive Officer, who is responsible for:

- Developing with the Board, implementing and monitoring the strategic and financial plans of the Group;
- The efficient and effective operation of the Group;
- Fostering a culture that rewards transparency, integrity, meritocracy, teamwork and social responsibility;
- Ensuring the ongoing development, implementation and monitoring of the Group's risk management and internal controls framework;
- Ensuring the Board is provided with accurate and clear information in a timely manner to promote effective decision-making by the Board; and
- Ensuring all material matters affecting the Group are brought to the Board's attention.

The Chief Executive Officer manages the Group in accordance with the policies, Budget, Corporate Plan, and strategies approved by the Board, and has the power to manage the Group, subject to the limits set out in the Charter of CEO Delegated Authority Limits (a copy of which can be found attached to the IAG Board Charter at IAG's website at www.iag.com.au).

The Chairman

The Chairman provides leadership to the Board and the Group. The Chairman presides at Board and general meetings of the Company. The Chairman is responsible for ensuring the Board discharges its role, and works closely with the Chief Executive Officer in that regard. The roles of the Chairman and the Chief Executive Officer are separate.

The Board does not have a Deputy Chairman. However, Mr Rowan Ross has, on occasions, acted in this capacity.

2b. Structure and composition of the Board

Structure and composition

The Company's Constitution provides for a minimum of three directors and a maximum of 12 or less directors as determined by the Directors from time to time. The Directors have determined that, for the present, the maximum number of directors is nine.

The Board currently comprises eight Non-executive Directors and one Executive Director, Mr Michael Hawker.

The Board considers its size and composition annually. In considering the size and composition of the Board, Directors will consider, among other things:

- The nature, size and complexity of the Group; and
- The efficiency and effectiveness of the Board, balancing the need to have sufficient skills and expertise to fulfil the needs of the Board and all its Committees, with the need to maintain a Board size where all Directors can effectively participate and contribute.

The names of Directors in office at the date of this report, their year of appointment, their designation as a Non-executive independent or Executive Director and their experience, expertise, and biographical details are set out at pages 24 and 25.

The Board from time to time and as considered appropriate, engages reputable recruitment consultants to assist the Board to identify suitable candidates for appointment to the Board.

CORPORATE GOVERNANCE (CONTINUED)

Director independence
The Board has determined that the Board must be comprised of a majority of independent Non-executive Directors and that the Chairman must be an independent Non-executive Director.

The Board will determine whether each Director is independent, using the principles outlined in its Charter. Independence will be taken to be met when a Director is a Non-executive Director and:

- Is not a substantial shareholder of the Company (a shareholder with 5% or more of the issued voting shares), or associated directly with a substantial shareholder of the Company;
- Has not within the last three years been employed as an executive of the Company or any of its subsidiaries or been a Director after ceasing to hold any such employment;
- Has not within the last three years been associated with, or a principal of, a material professional advisor or material consultant to the Group, or an employee materially associated with the service provided;
- Is not a material supplier or customer of the Group, or an officer of or otherwise directly or indirectly associated with a material supplier or customer and has no material contractual relationship with the Group other than as a Director;
- Has not served on the Board for a period which could, or could reasonably be perceived to, materially interfere with the Director's ability to act in the best interests of the Group (as determined by the Board in the case of each Director); and
- Is otherwise free from any interest and any business or other relationship that could, or could reasonably be perceived to, materially interfere with the Director's ability to act in the best interests of the Group.

The Directors have determined that a relationship is material where the value of goods or services provided to the Group in the past three years accounts for 5% or more of the consolidated gross revenue or consolidated expenses of either the Group or the supplier/customer's corporate group over that three-year period.

Non-executive Directors are required to confirm their independence periodically while they remain in office. All current Non-executive Directors have confirmed their continued independence.

Potential conflicts of interest
Where the Board is required to approve a transaction or arrangement with an organisation in which a Director has an interest, the relevant Director must disclose their interest and abstain from voting. Furthermore, Directors with potential conflicts do not serve on any Board Committees that are appointed to provide oversight of the implementation of transactions or arrangements, in which the other organisation plays a role.

2c. Non-executive Director induction and training
The Group encourages continuing professional education for each of its Directors. All Directors are expected to remain up-to-date in relation to issues affecting the Group, the general insurance industry, and their duties as Directors.

New Directors and senior executives have access to an orientation programme to introduce the Executive team and detail the Group's businesses. Orientation includes individual meetings with the CEO, Group Executives and other senior management as well as site visits by new Directors.

'101' workshops are conducted regularly to assist Directors' education on topics which include fundamentals of general insurance, reinsurance and investment. For example, in the past year workshops for Directors were held on insurance reserving including premium liabilities and the application of liability adequacy tests.

Executive Directors appointed to subsidiary and associated company boards are required to undertake Director training and to demonstrate that they have undertaken ongoing development and training to continue to effectively and competently perform their roles as Executive Directors.

2d. Tenure
It is expected that Directors will continue as Directors only for so long as they have the confidence of their fellow Board members and the confidence of the Company's shareholders.

In September 2003, the Board introduced a tenure policy to apply to Non-executive Directors to ensure the Board comprises Directors who collectively have the relevant experience and skills required, and assist in maintaining the independence of the Board. The policy today, amongst other things, provides that the standard tenure for a Non-executive Director would be up to 10 years although the Board retained its discretion to invite Directors to stand for an additional term which may take their total tenure beyond 10 years.

Tenure includes the aggregate period of service with the company as well as service on the Board of Insurance Australia Limited (formerly NRMA Insurance Limited) accrued prior to service as a Director of the Company.

[illegible]	[illegible]
James Strong	6 years
Yasmin Allen	2 years and 9 months
Phillip Colebatch	8 months
Hugh Fletcher	Appointed 1 September 2007
Neil Hamilton	7 years and 2 months
Anna Hynes	Appointed 1 September 2007
Rowan Ross	7 years and 1 month
Brian Schwartz	2 years and 8 months

2e. Appointment terms
Formal appointment letters have been issued to each Non-executive Director, including the Chairman, to assist individual Directors in understanding the role of the Board and the corporate governance principles adopted by the Board. The letters formally document the basis of each Director's appointment, including the standard term of their appointments and, where applicable, the cessation of further accrual of retirement benefits.

The appointment letters also provide for:

- The right of Non-executive Directors to, upon providing prior notice to the Chairman, obtain independent professional financial and legal advice, at the Company's expense, to assist with discharging their duties efficiently;
- Measures used, and the processes to be applied, by the Board to assess the individual performance of Directors, details of which are set out in Section 2f below; and
- The expectation that Directors will abide by the Company's Code of Ethics and its Continuous Disclosure and Security Trading policies.

2f. Measuring the performance of Directors
The Nomination, Remuneration & Sustainability Committee conducts a formal review of the Board's performance, composition and size at least every three years.

Each Director's performance is subject to evaluation by the Chairman annually, by discussion between the Chairman and the Director. Individual Directors also evaluate the Chairman's performance annually. Measures of a Director's performance will include:

- Contribution of the Director to Board teamwork;
- Contribution to debates on significant issues and proposals;
- Advice and assistance given to management;
- In the case of the Chairman's performance, the fulfilment of his or her additional role as Chairman; and
- Input regarding regulatory, industry and social developments surrounding the business.

A formal review of individual Directors' performance was conducted in June 2005, with assistance and input from an independent board performance expert. The review process involves the completion of questionnaires by Directors and Group Executives, the collation of results and discussion with individual Directors and the Board as a whole led by the Chairman.

2g. Board operations
The Board meets formally at least nine times during the year. Following the company's expansion overseas, scheduled Board meetings are planned to be held in Europe and New Zealand annually.

Directors were also involved in a number of additional Board meetings for specific Group initiatives which, during the past year, principally related to investments in overseas markets.

The Board meets each September with the Group's Executive team to review the Company's strategic plan and to set the Company's overall strategic direction.

Directors are encouraged to bring to Board meetings objective independent judgement in relation to the matters under consideration, to ask incisive, robust questions and require accurate, honest answers.

Directors' attendance at Board and Committee meetings held during the year are shown at page 36 in the Directors' Report.

As part of the operation of both the Board and standing Board Committees, Directors set aside time in meetings from time to time to meet without the Chief Executive Officer and/or management representatives present. The Board also meets with the CEO (without other executive management present) at the commencement of each Board meeting. Senior management representatives frequently attend Board meetings at the Board's invitation.

Directors receive agendas, board papers and minutes in advance of meetings in hardcopy form or may access and download this information from a secure website established for this purpose.

3. COMPANY SECRETARY
The Company has appointed two Company Secretaries who are responsible to the Board for ensuring Board procedures are complied with and who also provide advice and counsel to the Board in relation to the Company's constitution, corporate governance, investor relations and other matters.

The qualifications and experience of IAG's Company Secretaries are set out at page 36.

4. STANDING COMMITTEES
The Company has three standing Board Committees, each with charters and established operating procedures. Copies of the Committee charters are available at the Group's website www.iag.com.au.

4a. Committee processes
All standing Board Committees are required to have three members and currently comprise only independent Non-executive Directors. Each Committee meets at least four times each year.

The Committees have unfettered access to Group Executives, senior management and advisors. The CEO, Group Executives and senior management are invited to meetings as required. All Directors have access to Committee papers and may attend any Committee meeting.

The Chairs of the Committees give oral reports on outcomes at the next Board meeting immediately following each Committee meeting and copies of all Committee minutes are made available to the full Board.

Each Committee annually reviews fulfilment of its responsibilities under its respective charter. Performance of each Committee is reviewed at the same time as the Board conducts its review of performance.

4b. Nomination, Remuneration & Sustainability Committee
The four members of the Nomination, Remuneration & Sustainability Committee are currently Mr Brian Schwartz (Chairman), Ms Yasmin Allen, Mr Rowan Ross and Mr James Strong.

The main responsibilities of this Committee include:

- Formally reviewing Board performance, size and composition every three years, and recommending candidates for appointment to the Board;
- Providing assistance to the Chairman on the review of the performance of individual Directors and making recommendations on the operation of the Board;
- Approving the Group's remuneration policies and governance practices relating to Directors' and executives' remuneration, succession planning, and incentive schemes, recruitment, retention and termination policies;
- Making recommendations to the Board in respect of the remuneration of Non-executive Directors of the Company and Committees and the Chief Executive Officer including incentive and equity based remuneration;
- Approving the remuneration of Non-executive Directors appointed to subsidiary and associated companies' boards and committees and to executive committees as well as the direct reports to the Chief Executive Officer;
- Reviewing management succession plans for executive positions;
- Reviewing the continuous improvement of human resource policies and practices against relevant benchmarks to achieve best practice;
- Providing oversight on how the Group ensures it acts with a high standard of social, environmental and ethical responsibility and making recommendations to the Board and management in relation to policies for these areas to enhance the corporate reputation and business performance of the Group;
- Monitoring how effectively the views of IAG's key stakeholder groups (people, customers, community and shareholders) are considered and compliance with IAG's published social, environmental and ethical responsibility policies and practices and the level of their integration into the business; and
- Considering social, environment and ethical impacts of the Group's business practices and setting standards for social, environmental and ethical practices.

CORPORATE GOVERNANCE (CONTINUED)

4c. Audit Committee
The three members of the Audit Committee are Ms Yasmin Allen (Chairman), Mr Hugh Fletcher and Mr Brian Schwartz. All three members have financial management experience and one has accounting experience.

The main responsibilities of this Committee include:

- Assisting the Board and insurer subsidiary Boards to discharge their responsibility to exercise due care, diligence and skill in relation to the integrity of the Group's internal and external financial and statutory reporting;
- Reviewing the appropriateness of the Group's accounting policies and principles and monitoring the application of accounting and actuarial standards, policies and practices in the preparation of full and half-year financial and statutory reports;
- Reviewing and assessing significant estimates and judgements in financial and statutory reports and monitoring management processes for ensuring compliance with laws, regulations and other requirements relating to the Group's external financial and statutory reporting;
- Assessing information from the external auditors, internal audit and risk and compliance functions that affects the quality of external and internal financial and statutory reports;
- Reviewing external auditor engagement, remuneration, independence and effectiveness;
- Making recommendations to the Board on the appointment, reappointment, removal and remuneration of the external auditor and monitoring his/her effectiveness;
- Monitoring compliance with an agreed framework for dealing with the external auditor's and consulting actuaries' firms for the provision of other services to ensure that such services and any relevant relationships do not compromise their objective and impartial judgement;
- Approving the internal annual audit plan and monitoring progress against the plan;
- Monitoring the independence and effectiveness of the internal audit function and overseeing adherence to the Group Internal Audit Charter; and
- Making recommendations to the Board on the appointment and removal of the Approved Actuary.

The Audit Committee is also empowered as the audit committee of IAG's subsidiaries that are authorised general insurers in Australia, except for Insurance Manufacturers of Australia Pty Limited (IMA), which has a separate Audit, Risk Management & Compliance Committee. In addition, the Audit Committee acts as the audit committee for IAG Finance (New Zealand) Limited, a company with debt securities listed on the ASX.

4d. Risk Management & Compliance Committee
The three members of the Risk Management & Compliance Committee are Mr Rowan Ross (Chairman), Mr Phillip Colebatch and Mr Neil Hamilton.

The main responsibilities of this Committee include:

- Overseeing the Group's risk management systems, practices and procedures to ensure effectiveness of risk identification and management, and compliance with internal guidelines and external requirements;
- Reviewing and monitoring all material risks in the Group's risk management systems: balance sheet, market (including investment, insurance, liquidity, product, pricing, underwriting, liability, claims management and derivatives risks), credit, operational and reinsurance risks to ensure the effective management of all such risks;
- Reviewing and evaluating the effectiveness of the Group's risk management framework and internal control systems;
- Ensuring that the Group risk function has the appropriate organisational structure, authority, standing and resources to effectively execute its mandate;
- Reviewing the reinsurance renewal strategies and approval of the implementation of reinsurance renewal strategies;
- Approving, in conjunction with the Audit Committee, the internal annual audit plan and monitoring progress against the plan;
- Making recommendations to the Board on the appointment and removal of the Head of Group Risk & Compliance and monitoring his/her effectiveness;
- Ensuring that a properly resourced risk management and compliance framework and structure exists throughout the Group and that appropriate reporting and monitoring systems are in place; and
- Ensuring that policies and procedures are in place for Group employees to confidentially raise concerns and that these are appropriately addressed.

The Risk Management & Compliance Committee is also empowered as the risk management and compliance committee of IAG's subsidiaries that are authorised general insurers in Australia, except for IMA, which has a separate Audit, Risk Management & Compliance Committee.

5. PROMOTING ETHICAL AND RESPONSIBLE DECISION-MAKING
The Group takes ethical and responsible decision-making very seriously. It expects its employees and Directors to do the same, as reflected in its internal Group-wide ethical principles, outlined in the IAG Code of Ethics.

5a. IAG Code of Ethics
The IAG Code of Ethics has been developed to provide all Group employees with a framework to make good, informed business decisions and to act on them with integrity. The Code sets out the principles to guide the behaviours of every employee in the Group. This means that when the Group's stakeholders interact with our employees they should feel assured that employees will act in a responsible, ethical, transparent and honest way, wherever the Group operates.

In developing the Code of Ethics, the Group saw an opportunity to strengthen our value of 'honesty' to 'integrity'. The foundation of an ethical organisation is the integrity of each member in acting in a way that is true to our shared values and purpose.

The Code applies to all employees of the Group's subsidiaries.

In some regions, the IAG Code of Ethics is also supported by a Code of Conduct which provides more specific guidance for operating in the local legal and regulatory environments.

5b. Whistleblowing
Employees are encouraged to raise any material matters of concern through the Group's management structure as part of the Group's objective of building a culture where people perform their duties in an ethical and appropriate manner.

The Group is proactive about preventing, detecting and investigating all instances of suspected serious inappropriate behaviour. ActionLine, an independent whistleblowers hotline, was introduced to capture the most serious incidents of inappropriate behaviour within the organisation and to encourage employees to raise other material matters of concern that they believe have not been appropriately addressed through the Group's management structure. This can be done anonymously through the external provider via web application, telephone, email and facsimile.

5c. Continuous Disclosure and Security Trading policies
The Group's Continuous Disclosure and Security Trading policies reinforce its commitment to continuous disclosure, as well as the responsibility of all employees regarding price sensitive information and insider trading.

The Continuous Disclosure policy includes a protocol outlining how information is released to the public and provides examples of what could constitute price sensitive information.

The Security Trading Policy sets the framework for employee dealings in IAG securities, and aims to prevent employees from inadvertently breaching insider trading laws. The protocol specifies that Directors, Group Executives and designated employees may only buy or sell IAG securities in the four-week period commencing two trading days after the Group's half-year and full-year results announcements and the annual general meeting (AGM) or any other period approved by the Board, subject to these persons not being in possession of inside information as defined by the law.

In addition, IAG Directors, Group Executives and certain designated executives may only trade in IAG securities in these periods after they have received prior consent from the Nomination, Remuneration & Sustainability Committee (NRSC) and complied with any conditions on trading in IAG securities that the Committee imposes, subject again to not being in possession of inside information as defined by the law.

Designated persons including IAG Directors and Group Executives may not enter into transactions or arrangements that operate to limit the economic risk of unvested entitlements (such as Performance Award Rights and Deferred Award Rights) to IAG securities. In addition these designated persons must notify the NRSC before entering into transactions in associated products which operate to limit the economic risk of their vested security holdings in the Company.

Directors and management are encouraged to assist in the process of the Board identifying, evaluating and reporting on matters to comply with the provisions of the Corporations Act and the ASX Listing Rules in relation to continuous disclosure so as to keep markets fully informed.

6. SHAREHOLDERS

In keeping with the Code of Ethics and the spirit of continuous disclosure, the Group is committed to ensuring shareholders are informed of significant developments for the Group. Regular announcements to the ASX are posted on the Company's website, www.iag.com.au.

There are approximately 54,000 shareholders who have registered their email address to be advised when shareholder communications including the Annual and Half Year Reports, dividend advices and holding balance statements are available electronically.

Major investor briefings are webcast where practical and copies are retained on the website for ease of access. When conducting briefings of investors, care is taken to ensure that price sensitive information is not inadvertently communicated to market participants and is provided to all investors and market participants at the same time in accordance with the ASX Listing Rules.

Media coverage of key events is also sought as a means of delivering information to shareholders and the market. Formal communication with shareholders is also conducted via the annual report, concise annual report, half year report and at the AGM of shareholders.

The Group is mindful of the need to adopt best practices in the drafting of notices for general meetings and other communications with shareholders to ensure that its notices of meetings are honest, accurate, informative and not misleading.

The Company is seeking the approval of shareholders at the 2007 AGM to amend IAG's Constitution to allow direct voting at IAG's general meetings held after 2007 as a simple, convenient voting alternative for shareholders appointing proxies or representatives.

Electronic proxy voting is available to IAG shareholders and helps to facilitate ease and timeliness of and lodgement by shareholders of their voting on resolutions to be put to general meetings.

Shareholders are encouraged to attend general meetings and ask questions of the Chairman and the Board.

The external auditor attends general meetings and is available to answer shareholders' questions concerning the conduct of the audit, the preparation and content of the auditor's report, the accounting policies adopted and audit independence.

Shareholders may raise any issues or concerns at any time by contacting the Company. Shareholders should email their questions or comments to investor.relations@iag.com.au or write to the Chairman or Company Secretary at Insurance Australia Group Limited, Level 26, 388 George Street, Sydney NSW 2000.

7. RISK MANAGEMENT

Managing risk is central to the sustainability of our business and delivery of value to shareholders. The Group's international risk management framework is based on the interaction of the oversight structure, internal policies, key management processes and culture.

INTERNATIONAL RISK MANAGEMENT FRAMEWORK


IAG Board
IAG Risk Management & Compliance Committee (RMCC)
IAG Audit Committee
Nomination, Remuneration & Sustainability Committee (NRSC)
Subsidiary Boards and Audit/ Risk/Compliance Committees
BOARD
Customers
Shareholders
Community
Regulators
EXTERNAL STAKEHOLDERS
Executive Committee (EXCO, "EXCO Week")
Group Underwriting & Pricing Policy Committee (UPPCo)
Group Asset & Liability Committee (ALCo)
GROUP MANAGEMENT COMMITTEES
CEO, CFO & Executive Team
Chief Risk Officer (CRO) & Group Actuary
Corporate Treasurer
Group Risk/Regional CRO Functions
Group Legal
External/Approved Auditor
Internal Audit
Consulting Actuaries
OVERSIGHT ROLES
Business Unit Risk Functions
Project Managers
All Managers
Entire Workforce
EXECUTION ROLES

CORPORATE GOVERNANCE (CONTINUED)

The underlying principles that influence the Group's approach to risk management are:

- Risk is part of business: risk management is not about trying to avoid all risks, rather risks need to be identified, understood and assessed against the levels of risk the Group is willing to take, and appropriately managed and monitored; and
- A proactive risk management culture provides the foundation for appropriate and sustainable risk management.

7a. Oversight structure
The following key forums and roles oversee the Group's management of risk. These are summarised below and detailed in approved charters and role descriptions.

Executive management committees
Executive Committee (EXCO)
The EXCO provides the operational oversight and management of the Group's risks and risk management framework. EXCO is complemented by two other executive committees that oversee the Group's risk management framework:

- The Asset & Liability Committee (ALCo); and
- The Underwriting & Pricing Policy Committee (UPPCo).

EXCO is responsible for:

- Reviewing corporate strategies and the performance of the Group and its business units compared to budgets and corporate plans;
- Monitoring the Group's operational risks;
- Authorising capital allocation to major projects within financial delegation limits approved by the Board;
- Reviewing the Group's performance in the areas of health, safety, environment and community performance;
- Reviewing human resource performance and reward strategies; and
- Promoting and reinforcing the Group's risk management culture.

EXCO comprises Mr Michael Hawker (Chair) and his Group Executive team.

Asset & Liability Committee (ALCo)
The role of ALCo is to allow the Group's senior management to:

- Formulate recommendations to the Board concerning issues related to capital management and risk management, including credit risk and asset allocation;
- Oversee implementation of Board policies concerning risk and capital management;
- Oversee the ongoing implementation of, and compliance with, the Group's Risk Management Strategy (RMS) and the Group's Reinsurance Management Strategy (REMS); and
- Report to the Risk Management & Compliance Committee concerning compliance with, and the effectiveness of, the RMS.

Its members include Mr Michael Hawker (Chair) and Group Executives with operational and financial roles and other key senior management with responsibility for finance, treasury, actuarial, investment, reinsurance and capital planning functions.

Underwriting & Pricing Policy Committee (UPPCo)
The role of UPPCo is to provide the Group's senior management with a forum in which to:

- Establish or modify the Group's pricing principles and framework;
- Determine and monitor Group underwriting standards; and
- Monitor Group insurance risk accumulations and reinsurance requirements.

Its members include Mr Michael Hawker (Chair) and the Group Executives with operational and financial roles and other key senior management with responsibility for insurance strategy, pricing, underwriting, actuarial and reinsurance functions.

IAG'S RISK CATEGORIES



Operational
Corporate & Strategic
Underwriting
Distribution
Claims Management
Reserving
Liquidity
Capital Management
Investments & Derivatives
Credit Quality
Reinsurance
Risk Management Framework

7b. Internal policies
The RMS details the Group's principles, risk appetite, policies, key controls and monitoring processes for managing the risks outlined in the diagram 'IAG's Risk Categories'.

The main aim of the RMS is to describe the risk management framework within the Group. The RMS is a primary input to, and evolves with, IAG's corporate strategy. It is a statement of minimum acceptable standards for managing the full spectrum of risks associated with pursuing corporate objectives and fulfilling the Group's purpose.

The RMS is reviewed annually by the Risk Management & Compliance Committee before being recommended for adoption by the IAG Board.

7c. Key risk management processes
Management employs the following key processes to meet, as well as monitor, the requirements of the Group's RMS.

Management Assurance Framework
This is a framework of self-assessment questions posed to, and answered by, management relating to the effectiveness of risk management processes and internal controls. The answers support the CEO, CFO and Board declarations on risk management, internal control and external financial reporting.

Risk Profiling
Each Business Unit identifies, assesses, and designs controls and related action plans for risks to achieving business objectives.

Risk Reporting
Reporting on risk management initiatives and issues is supplied to:

- EXCO by each Business Unit;
- ALCo and UPPCo for the specific risks that these bodies oversee;
- The IAG Risk Management & Compliance and Audit Committees; and
- Regulators and industry groups, where relevant and appropriate.

Internal Audit
Internal independent reviews of key risk areas, processes, projects and management assertions about risk management and internal control are undertaken by the internal audit function (Group Risk Assurance). It reports to the Chief Risk Officer and the IAG Audit Committee.

Independent Auditor's Reviews
External independent reviews of key financial risk areas, processes and issues are also carried out by the independent auditor.

7d. Culture
The Board and management actively promote a culture of integrity, transparency, teamwork, meritocracy, and social responsibility, and encourage early and open communication of risk. To facilitate this culture, open access is provided to the CEO and the Chairs of the IAG Board and its standing Board committees.

In particular, the Group has established:

- Mechanisms for rapid escalation of important matters to relevant executives and/or Board members;
- Performance incentives for management aimed at encouraging a proactive risk management culture; and
- A whistleblowing process through ActionLine.

8. COMMUNITY AND ENVIRONMENT
The Group recognises that its business has an impact on the community, the environment and the wider economy, and believes it must operate in a way that responds to these impacts effectively to meet its commitments to shareholders, customers and employees.

As such, the Group acknowledges that the sustainability of its businesses is directly tied to the sustainability of the communities in which it operates. The Group's purpose and values have been built on the premise that returns to shareholders will be enhanced by conducting business in a way that creates value for societies across environmental, social and economic dimensions.

Social responsibility is a basic foundation for the way the Group operates. The Group is committed to ensuring it has appropriate policies and agreed practices to guide its actions, including employee practices, conduct in the marketplace, environmental care, governance and ethical conduct, occupational health and safety, human rights and community involvement.

The Group provides information on its social, economic and environmental performance against a series of indicators through its annual Sustainability Report, which is available at www.iag.com.au. A selection of these indicators is included in this report. In addition, the Group's Statement of Commitment to Community, Safety and the Environment is available on this website.

Ongoing stakeholder dialogue is a key element that drives the Group's sustainability-based initiatives. IAG has continued to undertake extensive stakeholder mapping for key issues and activities in the business. This mapping informs the Group's strategy and approach to managing many of these issues. In addition, IAG has conducted ongoing research of stakeholder perceptions of the Group's sustainability strategy, and tested the extent to which stakeholders believe that IAG is successfully addressing relevant social and environmental issues. The research tests the perception of stakeholders to questions such as how well the Group works with others to improve home, road and workplace safety, and how the Group shows real leadership on the issue of climate change. Results from the ongoing research help to shape the Group's strategies.

The Group's Expert Community Advisory Committee, established in 2006, has advised the Board and executives throughout the year on economic, social, environmental and cultural issues that may impact the Group's standing within the communities in which it operates.

The Group acknowledges that its social impact also occurs indirectly through its suppliers, vendors and contractors. Accordingly, it has established Supplier Selection Guidelines which set minimum standards on social and environmental issues that must be met by contractors of services and suppliers for the purchase, hire or lease of equipment and materials.

In addition to providing guidelines, the Group is increasingly factoring sustainability performance indicators into its ongoing performance management process with major suppliers.

Finally, through some of IAG's major operating brands such as NRMA Insurance, SGIO and SGIC, several customer offers have been introduced that encourage positive sustainability outcomes and appeal to customer attitudes. For example, NRMA Insurance, SGIO and SGIC now offer lower motor insurance premiums for highly fuel efficient vehicles, plus offer opportunities for customers to offset the carbon emissions from their vehicles via the 'Climate Help' website (available at www.climatehelp.com.au).

NRMA Insurance has also been trialling a new customer service to offer free collection of damaged home items from customers' homes that are the subject of insurance claims. The items are either on-sold for re-use or recycled via specialist recyclers. IAG will continue to investigate and implement practical customer offers that make business sense and have concurrent social and environmental benefits.

9. REMUNERATION FRAMEWORK
Details of the Group's remuneration policies for its Non-executive Directors and Executives, the relationship of these policies to IAG's performance and details of the remuneration paid to the Non-executive Directors and to relevant executives are disclosed in the Remuneration Report commencing on pages 40 to 58.

9a. Performance assessment – Executives
Financial and non-financial goals are set for each executive in conjunction with IAG's Chief Executive Officer (IAG CEO) at the commencement of each financial year. The goals are stretch goals and are designed to encourage executives to strive for exceptional performance. Measuring achievement against these goals is the basis for assessing an individual executive's performance. At the end of the financial year the IAG CEO completes a formal review of each executive's performance. This assessment is the basis for determining any short-term incentive payments and for allocating long-term incentives, both of which require approval by the NRSC. Financial and non-financial goals and performance of IAG's CEO are determined and assessed by the Board using the approach outlined above.

Further detail on short- and long-term incentives of the IAG CEO and Executives are set out in the Remuneration Report.

FINANCIAL REPORT

Relationship of the concise financial report to the full financial report

The concise financial report is an extract from the full financial report for the year ended 30 June 2007. The financial statements and specific disclosures included in the concise financial report have been derived from the full financial report.

The concise financial report cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of Insurance Australia Group Limited and its subsidiaries as the full financial report. Further financial information can be obtained from the full financial report.

The full financial report and auditor's report will be sent to equity holders on request, free of charge. Please call 1300 360 688 (free call) and a copy will be forwarded to you. Alternatively, you can access both the full financial report and the concise report via the internet at our Shareholders' Centre on our website: www.iag.com.au.

FIVE YEAR FINANCIAL SUMMARY

The financial information for the 2007, 2006 and 2005 years has been prepared under Australian equivalents to International Financial Reporting Standards ("AIFRS"). All financial information prior to 2004 was prepared under previous Australian Accounting Standards.

Insurance Australia Group Five Year Performance	**2007 $m**	2006 $m	2005 $m	2004 $m	2003 $m
Gross written premium	**7,381**	6,435	6,673	6,427	5,150
Gross earned premium	**7,207**	6,537	6,561	6,265	4,885
Reinsurance expense	**(464)**	(405)	(417)	(402)	(249)
Net earned premium	**6,743**	6,132	6,144	5,863	4,636
Net claims expense	**(4,474)**	(3,900)	(4,090)	(3,815)	(3,363)
Underwriting expenses	**(1,862)**	(1,699)	(1,624)	(1,500)	(1,074)
Underwriting profit	**407**	533	430	548	199
Investment income on asset backing insurance liabilities	**360**	310	516	244	372
Insurance profit	**767**	843	946	792	571
Investment income from equity holders' and external funds	**319**	537	500	508	(76)
Other operating revenue	**463**	218	179	216	177
Share of net profit of associates	**5**	2	–	–	–
Finance costs	**(119)**	(86)	(69)	(57)	(46)
Corporate and administration expenses	**(454)**	(265)	(258)	(268)	(267)
Amortisation of goodwill and intangibles	**(73)**	(14)	(13)	(118)	(81)
Financial services and life insurance result (net)	**–**	–	–	18	19
Non-recurring items[1]	**–**	–	–	61	–
Profit/(loss) before income tax	**908**	1,235	1,285	1,152	297
Income tax (expense)/credit	**(279)**	(373)	(357)	(346)	(80)
Net profit/(loss)	**629**	862	928	806	217
Net (profit)/loss attributable to minority interests	**(77)**	(103)	(117)	(141)	(64)
Net profit/(loss) attributable to equity holders of Insurance Australia Group Limited	**552**	759	811	665	153
Ordinary shareholders' equity ($ million)	**4,660**	3,491	3,378	2,999	3,036
Total assets ($ million)	**21,610**	16,972	17,102	16,291	16,470
Premium growth					
– gross written	**14.7%**	(3.6%)	3.8%	24.8%	44.7%
– net earned	**10.0%**	(0.2%)	4.8%	26.5%	45.1%
Key ratios					
Loss ratio	**66.4%**	63.6%	66.6%	65.1%	72.5%
Expense ratio	**27.6%**	27.7%	26.4%	25.6%	23.2%
Combined ratio	**94.0%**	91.3%	93.0%	90.7%	95.7%
Insurance margin[2]	**11.4%**	13.7%	15.4%	13.5%	12.3%
After-tax return on ordinary equity[3]	**13.5%**	22.1%	24.5%	21.1%	5.1%
Share information					
Dividends per ordinary share – fully franked (cents)	**29.50**	42.00	26.50	22.00	11.50
Basic earnings per ordinary share (cents)	**32.79**	47.66	49.31	37.87	8.65
Ordinary share price at 30 June ($) (ASX code: IAG)	**5.70**	5.35	6.01	5.00	3.40
5.63% reset preference share price at 30 June ($) (IAGPA)	**99.80**	101.80	103.90	104.70	107.94
4.51% reset preference share price at 30 June ($) (IAGPB)	**99.25**	98.50	99.05	98.35	100.10
Reset exchangeable securities price at 30 June ($) (IANG)	**100.09**	100.00	99.00	n/a	n/a
Issued ordinary share capital (million shares)	**1,794**	1,595	1,594	1,591	1,683
Issued reset preference share capital (million shares)	**6**	6	6	6	6
Market capitalisation (ordinary shares) at 30 June ($ million)	**10,226**	8,533	9,582	7,954	5,722
Net tangible asset backing per ordinary share ($)	**0.90**	1.22	1.18	0.96	0.84

Notes:
(1) This includes profit on disposal of ClearView retirement services businesses of $61 million in 2004.
(2) Insurance margin is a ratio of insurance profit over net earned premium.
(3) Net profit/(loss) attributable to ordinary equity holders to average ordinary equity holders' equity.

DIRECTORS' REPORT

The Directors present their report together with the concise financial report of the consolidated entity, being Insurance Australia Group Limited and its subsidiaries for the financial year ended 30 June 2007 and the auditor's report thereon.

The following terminology is used throughout the financial report:
* IAG, Parent or Company – Insurance Australia Group Limited
* IAG Group, Group or Consolidated entity – the Consolidated entity consists of Insurance Australia Group Limited and its subsidiaries.

DIRECTORS OF INSURANCE AUSTRALIA GROUP LIMITED

The names and details of the Company's Directors in office at any time during or since the end of the financial year are as follows. Directors were in office for the entire period unless otherwise stated.

CHAIRMAN

Mr JA (James) Strong appointed in August 2001

OTHER DIRECTORS

Ms YA (Yasmin) Allen	appointed in November 2004
Mr JF (John) Astbury	appointed in July 2000
Mr PM (Phillip) Colebatch	appointed in January 2007
Mr GA (Geoffrey) Cousins	appointed in July 2000
Mr ND (Neil) Hamilton	appointed in June 2000
Mr RA (Rowan) Ross	appointed in July 2000
Mr B (Brian) Schwartz	appointed in January 2005
Mr MJ (Michael) Hawker	appointed in December 2001

Particulars of Directors' qualifications and experience are set out on pages 24 and 25.

SECRETARIES OF INSURANCE AUSTRALIA GROUP LIMITED

Ms AB (Anne) O'Driscoll FCA, ANZIIF (Fellow), GAICD
Ms Anne O'Driscoll is the Company Secretary and Head of Valuations & Capital Planning. Before this appointment, Ms O'Driscoll held a number of senior positions in the IAG Group, including the position of Group Company Secretary, Head of Investor Relations and General Manager, Finance.

Mr GD (Glenn) Revell BCom, MBus, FCPA, FCIS, GAICD
Mr Revell was appointed Group Company Secretary in August 2006. Before this appointment, Mr Revell held the position of Company Secretary in the IAG Group. Prior to joining IAG, he held the position of General Manager Corporate Affairs & Company Secretary of Howard Smith Limited for eight years.

MEETINGS OF DIRECTORS

The number of meetings each Director was eligible to attend and actually attended during the financial year is summarised as follows:

	Board of Directors		**IAG Audit Committee**		**IAG Nomination, Remuneration & Sustainability Committee**		**Risk Management & Compliance Committee**		**IAG Board Sub Committee**		**IAG Due Diligence Funding Committee**	
Total number of meetings held	**16**		**5**		**4**		**6**		**3**		**5**	
Directors	**A**	**B**	**A**	**B**	**A**	**B**	**A**	**B**	**A**	**B**	**A**	**B**
Mr JA Strong	16	16	–	–	4	4	–	–	2	2	–	–
Ms YA Allen	16	15	2	2	2	2	3	3	1	1	5	5
Mr JF Astbury	16	15	5	5	4	4	–	–	–	–	–	–
Mr PM Colebatch*	6	6	–	–	–	–	–	–	–	–	–	–
Mr GA Cousins**	16	14	5	5	–	–	–	–	–	–	–	–
Mr ND Hamilton	16	15	–	–	–	–	6	6	–	–	5	5
Mr RA Ross	16	16	–	–	4	4	6	6	–	–	–	–
Mr B Schwartz	16	16	3	3	2	2	3	3	–	–	–	–
Mr MJ Hawker	16	15	–	–	–	–	–	–	3	3	5	–

Notes:
A Meetings eligible to attend as a member.
B Meetings attended as a member.
* Mr PM Colebatch was appointed a Director on 1 January 2007.
** Mr GA Cousins was granted a leave of absence by the Board from 23 May 2006 to 31 July 2006.

PRINCIPAL ACTIVITIES

The principal continuing activities of the IAG Group are the underwriting of general insurance and related corporate services and investing activities.

OPERATING AND FINANCIAL REVIEW

OPERATING RESULT FOR THE FINANCIAL YEAR

The IAG Group's net profit after tax for the financial year was $629 million (2006 – $862 million). After adjusting for minority interests in the IAG Group result, net profit attributable to the shareholders of the Company was $552 million (2006 – $759 million). The IAG Group made its entry in the United Kingdom ("UK") market in the 2007 financial year through its acquisitions of Hastings Insurance Services Limited ("Hastings") and Advantage Insurance Company Limited ("Advantage") announced on 29 September 2006 and EIG (Investments) Limited ("Equity Insurance Group") completed on 8 January 2007.

UNDERWRITING RESULT

The IAG Group produced an underwriting profit before investment income on technical reserves of $407 million (2006 – $533 million). The underwriting profit is affected by interest rate movements which change the discount rate applicable to claims reserves. In 2007, this resulted in a decrease in claims expense by $78 million compared to a decrease of $107 million in 2006. On an immunised basis (ie excluding the impact of the change in discount rates). the loss ratio was 67.5% (2006 – 65.3%) and the combined ratio was 95.1% (2006 – 93.1%). The expense ratio remained stable at 27.6% (2006 – 27.7%).

The insurance profit of $767 million (2006 – $843 million), which equates to an insurance margin of 11.4% (2006 – 13.7%), was achieved despite challenging market conditions including the effect of June 2007 storms in New South Wales ("NSW") (estimated to be Australia's third largest insured loss event) and the UK floods, challenging market conditions in UK private motor lines, higher underwriting expenses in New Zealand due to the systems upgrade and lower active investment returns. All these items more than offset the continued strong performance of the IAG Group's Australian long-tail business classes.

In the following discussion of underwriting result by business segment the Australian personal and commercial lines and the New Zealand insurance operations incorporate the allocation of the result of the IAG Group's captive reinsurer on a line by line basis.

(a) Australian personal lines insurance operations

The personal lines insurance operations produced an insurance margin of 11.2% for the financial year (2006 – 12.4%). The decline in the insurance margin is attributable to increased claims frequency as a result of storms and unfavourable weather experience affecting the short-tail portfolio which has been offset by the reserve releases from the long-tail portfolio.

Gross written premium increased by 1.3% to $3,909 million (2006 – $3,860 million), due to strong performance in short-tail products of 3.3% increase versus a 2.6% decline in the prior year. This is offset by the lower average premium in the NSW Compulsory Third Party ("CTP") portfolio mainly due to the lower privately underwritten risk as a result of the introduction of the Life Time Care and Support Scheme early in the financial year.

(b) Australian commercial lines insurance operations

The commercial lines insurance operations produced an insurance margin of 18.1% for the financial year (2006 – 17.0%). The increase in the margin over the prior year was due to favourable claims experience in liability classes. This was against the backdrop of increased competition and the softer market conditions.

Gross written premium increased by 2.7% to $1,580 million (2006 – $1,539 million), despite strong competition in a softening rate environment, by improving retention rates.

Fee based income produced a profit of $65 million (2006 – $8 million). The significant turnaround was due to incentive payments on the non-risk workers' compensation scheme in Victoria and NSW. The premium funding business continued to generate profits.

(c) International insurance operations

New Zealand insurance operations:
The New Zealand insurance operations produced an insurance margin of 10.0% for the financial year (2006 – 14.5%). The decrease in the insurance margin was mainly attributable to strong competition amongst consolidated players and the increase in direct costs associated with the new technology platform.

Gross written premium decreased by 0.4% to $968 million (2006 – $971 million), the reduction being entirely attributable to the depreciation of the New Zealand dollar. In New Zealand dollar terms, the New Zealand operations achieved growth in gross written premium of 2.1%.

Thailand insurance operations:
Gross written premium for the financial year was $168 million (2006 – $65 million). The growth reflects both underlying portfolio growth and a full year's business for Safety Insurance (consolidated since April 2006). The IAG Group has identified and implemented initiatives to capitalise on growth relevant to the Thailand insurance market, including introducing new products, skills, technology and distribution strategies.

AmAssurance, Malaysia:
The profit contribution from IAG Group's 30% share of AmAssurance (an associate company) was $7 million compared to $2 million in 2006. The profit contribution in 2007 was for a full year compared to three months in 2006.

Reinsurance operations:
The international reinsurance operations generated gross written premium of $31 million for the financial year. The reinsurance operations segment result, which includes both intragroup and third party business underwritten by IAG Re Labuan and Alba (Lloyd's syndicate 4455), commenced operations in July 2006 and their results include setup costs. The major impact on the international reinsurance business was the June 2007 UK flood claims which resulted in a net loss of $25 million.

European operations:
The IAG Group entered the European insurance market via the acquisitions of Hastings, Advantage and Equity Insurance Group. Hastings is a UK based personal lines broker operating for close to 10 years. Advantage is a Gibraltar based licensed underwriter which has had common ownership with Hastings for approximately four years. It writes motor insurance (including motorcycle) and sources most of its premium from Hastings as a panel underwriter. Equity Insurance Group is a UK based direct insurer with its core insurance underwriting operations being its Lloyd's Equity Red Star Motor Syndicate 218.

Gross written premium for the financial year from the dates of acquisition was $725 million. The UK business generated an insurance margin of 5.1% and insurance profit of $30 million.

The European operations also generated fee income from the broking business and Lloyd's syndicate administration in the United Kingdom. This business generated a net income of $18 million for the year.

(d) Corporate and investments

Investment income on corporate and equity holders' funds (net of investment expenses) decreased by 40.6% to $319 million. The decrease was due to:

- the decision to reduce the IAG Group's holdings of equities backing the equity holders' fund in favour of cash and fixed income securities such that fixed income securities as at 30 June 2007 represent around 57% of the equity holders' fund with a target benchmark of 55%; and
- lower active returns in all the major asset classes, particularly Australian equities, in the current financial year.

The net corporate expenses have increased by $90 million (54%) to $258 million. This increase was mainly attributable to the:

- increase in borrowing costs by $33 million in the current financial year due to the raising of debt for the UK acquisitions;
- increase in the amortisation of acquired intangible assets by $47 million; and
- increase in head office costs by $10 million due to increased merger and acquisition activities.

REVIEW OF FINANCIAL CONDITION

(a) Financial position

(i) Assets

The total assets of the IAG Group as at 30 June 2007 are $21,610 million (2006 – $16,972 million). The increase is mainly attributable to the acquisitions of Hastings, Advantage and Equity Insurance Group during the current financial year and the funds raised for these acquisitions. The funds raised were as follows:

- issue of ordinary shares of $1,098 million (net of expenses and income tax); and
- issue of GBP subordinated term notes to the face value of $625 million (GBP250 million).

Other factors contributing to the increase in total assets were:

- net profit after income tax generated from operations of $629 million during the financial year;
- the acquisition of Alba in July 2006 and Open & Direct Insurance Services Limited in January 2007;
- increase in actuarial gains on the Australian defined benefit superannuation plan during the financial year resulting in the recognition of a defined benefit superannuation asset of $62 million; and
- the impact of the stronger New Zealand dollar spot rate as at 30 June 2007 compared to the corresponding spot rate as at 30 June 2006 on New Zealand assets.

Offsetting these increases to some extent was the weakening of the British pound during the period since the first UK acquisition and its impact on the UK assets.

(ii) Liabilities

The total liabilities of the IAG Group as at 30 June 2007 are $16,778 million (2006 – $13,301 million) with the major component being general insurance liabilities of $12,775 million (2006 – $10,419 million), which includes the effect from the acquisitions of Hastings, Advantage, Equity Insurance Group and Alba during the financial year.

The increase in other liabilities is mainly attributable to the:

- issue of GBP subordinated term notes to the face value of $625 million (GBP250 million); and
- impact of the stronger New Zealand dollar spot rate as at 30 June 2007 compared to the corresponding spot rate as at 30 June 2006 on New Zealand liabilities.

Offsetting these increases to some extent was the weakening of the British pound during the period since our first UK acquisition and its impact on the UK liabilities.

(iii) Equity

Equity was mainly impacted by the following activities during the financial year:

Increase:

- issue of ordinary shares of $1,098 million (net of expenses and income tax); and
- net profit of $629 million.

Decrease:

- payment of the 2006 final and 2007 interim dividends totalling $492 million.

(b) Cash from operations

(i) Cash flows from operating activities

Cash flows from operating activities have increased by 3.6% to $401 million. The increase is mainly attributable to the cash flows generated from the newly acquired entities Hastings, Advantage and Equity Insurance Group. Excluding the impact of net cash inflows of $70 million from these acquisitions and related funding costs, cash flows from operating activities decreased by $56 million mainly due to an increase in claims costs paid as a result of increased storm frequency and severity.

These were offset to some extent by the following:

- the turnaround in the domestic personal written premium received was offset by the decrease in premium receipts in the NSW CTP portfolio due to the implementation of the Life Time Care and Support Scheme in October 2006 and the impact of weaker average New Zealand exchange rate on New Zealand premium received;
- a decrease in income taxes paid compared to the prior period. The prior period included payments for both 2005 and 2006 tax years due to timing of tax instalments paid; and
- net increase in investment income yield as a result of a change in investment strategy to increase cash and fixed interest securities and reduce equity investment holdings.

(ii) Cash flows from investing activities

Cash flows from investing activities have decreased by $946 million to a net outflow of $124 million. The decrease is largely attributable to the cash outflow of $446 million (net of cash acquired) for the acquisitions of subsidiaries during the financial year, investing activities of the newly acquired entities and investing $294 million from the net proceeds from the issue of the GBP subordinated term notes in short term investments.

(iii) Cash flows from financing activities

Cash flows from financing activities have increased by $1,110 million to a net inflow of $173 million. This increase is attributable to:

- $350 million short term notes issued for the acquisition of Hastings and Advantage;

- $619 million raised from the issue of GBP subordinated term notes (net of discount);
- $1,093 million raised from the issue of ordinary shares (net of transaction costs only) including the fully underwritten 2007 interim dividend of $237 million;
- net outflow of $13 million from the net redemption of units in IAG controlled trusts in the financial year compared to a net redemption of $136 million in 2006; and
- decrease in dividends paid due to the payment of a special dividend in 2006 of $201 million.

These were offset to some extent by the following:

- repayment of the short term notes and the perpetual subordinated loan totalling $352 million compared to a repayment of NZD senior term notes of $46 million in 2006.

(c) Capital adequacy/minimum capital requirements

The IAG Group minimum capital requirement ("MCR") multiple, calculated by applying Australian Prudential Regulation Authority standards for individual licensed insurers to the consolidated results, is 1.67 times as at 30 June 2007 (2006 – 1.83 times). The decrease in the MCR multiple is mainly attributable to the increase in the MCR due to the acquisitions in the UK during the financial year.

The multiple remains above the IAG Group's current benchmark multiple of 1.55 times MCR.

Further information on the IAG Group's result and review of operations can be found in the 30 June 2007 Investor Report on IAG's website, www.iag.com.au.

LIKELY DEVELOPMENTS

Insurance and investment operations are, by their nature, volatile due to the exposure to natural disasters and industry cycles and thus profit predictions are difficult.

The IAG Group expects to continue to grow gross written premium by around 10–12% in the 2008 financial year and deliver a return on equity (normalised for investment returns and excluding amortisation of intangible assets) of at least 1.5 times weighted average cost of capital ("WACC") – subject to no material movement in foreign exchange rates, no catastrophes or large losses beyond our allowances and no major falls in bond values.

Following the improved gross written premium trends in the second half of the current financial year, the reinvigorated Australian personal lines and New Zealand businesses are well positioned to continue to deliver quality returns in competitive markets.

In the IAG Australian commercial lines business the current level of reserve releases is unlikely to be maintained in the medium term. The business is selectively withdrawing capacity from certain short-tail product lines if it is unable to earn an appropriate rate of return for the risks underwritten.

A significantly improved financial contribution from the European business is expected as premium rate increases flow into the earned premium and further cost synergies are captured. It is expected that rates will continue to rise as insurers seek to restore margins in an environment of increasing claims cost.

The IAG Group continues to investigate potential bolt-on acquisition opportunities, both in the countries in which it is operating and in other regions, to progress its strategy of growing and diversifying its earnings streams in a shareholder accretive fashion and remains focused on motor led propositions.

The IAG Group expects the 2008 financial year dividend will be unchanged from the 2007 financial year. This is because the IAG Group expects additional earnings will be retained to enable the IAG Group to continue its planned expansion to create shareholder value.

DIVIDENDS

Details of dividends paid or declared by the Company are set out in note 5.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

Significant changes in the state of affairs of the IAG Group during the financial year were as follows:

(a) effective from 3 July 2006 the IAG Group acquired a newly formed Lloyd's managing agency and specialist Asian syndicate to support the development and management of its expanding Asian business. The businesses operate as Alba Group Pte Limited ("Alba"). The syndicate has access to all markets in which Lloyd's is licensed;

(b) effective 29 September 2006 the IAG Group acquired 100% of the share capital of Hastings Insurance Services Limited ("Hastings") and Advantage Insurance Company Limited ("Advantage") which are involved in general insurance broking and underwriting in the United Kingdom;

(c) effective 8 January 2007 the IAG Group acquired 100% of the share capital of EIG (Investments) Limited, the holding company of the Equity Insurance Group. Equity Insurance Group is the UK's fifth largest motor underwriter, the eighth largest motor insurance broker and the largest motorcycle insurer. It operates through two key businesses – Equity Insurance Brokers and Equity Red Star, Lloyd's largest motor insurance syndicate; and

(d) during the financial year, IAG and IAG Group raised additional share capital and various forms of long term debt to fund the acquisition of Equity Insurance Group:
   - $750 million of ordinary share capital issued through an institutional placement at $5.50 per ordinary share (completed 12 December 2006);
   - GBP250 million ($625 million) of GBP subordinated term notes placed to UK institutional investors (completed 21 December 2006). GBP140 million ($350 million) of the proceeds of the notes were used to repay the short term notes raised for the acquisition of Hastings and Advantage;
   - $125 million of ordinary share capital issued through a Share Purchase Plan at $5.50 per ordinary share (completed 31 January 2007); and
   - GBP37 million ($93 million) of unsecured notes issued.

EVENTS SUBSEQUENT TO REPORTING DATE

Detail of matters subsequent to the end of the financial year are set out in note 9. These include:

- declaration of final dividend of 16 cents per ordinary share; and
- sale of premium funding business.

OFFICERS WHO WERE PREVIOUSLY PARTNERS OF THE AUDITORS

No officers of the IAG Group who have been a partner of KPMG, the Company's auditor, were appointed during the financial year.

NON AUDIT SERVICES

During the financial year, KPMG has performed certain other services for the IAG Group in addition to its statutory duties.

The Directors have considered the non-audit services provided during the financial year by KPMG and, in accordance with written advice provided by resolution of the Audit Committee, are satisfied that the provision of those non-audit services by the IAG Group's auditor is compatible with, and did not compromise, the auditor independence requirements of the Corporations Act 2001 for the following reasons:

- all non-audit assignments were approved in accordance with the process set out in the IAG Audit Committee Charter ("Charter") on the agreed framework for engaging auditors for non-audit services; and
- the non-audit services provided do not undermine the general principles relating to auditor independence as set out in APES 110 *Code of Ethics for Professional Accountants* of the Institute of Chartered Accountants in Australia and CPA Australia, as they did not involve reviewing or auditing the auditor's own work, acting in a management or decision making capacity for the Company, acting as an advocate for the Company or jointly sharing risks and rewards.

The level of fees for total non-audit services amount to approximately 22.9% of total audit fees paid to KPMG (refer to note 5 to the full financial statements for further details on costs incurred on individual non-audit assignments.)

LEAD AUDITOR'S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

The lead auditor's independence declaration is set out on page 58 and forms part of the Directors' report for the year ended 30 June 2007.

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

The Company's constitution contains an indemnity in favour of every person who is or has been:

(a) a Director of the Company or a subsidiary of the Company;

(b) a secretary of the Company or of a subsidiary of the Company; or

(c) a person making, or participating in making, decisions that affect the whole or a substantial part of the business of the Company or of a subsidiary of the Company; or

(d) a person having the capacity to affect significantly the financial standing of the Company or of a subsidiary of the Company.

The indemnity applies to liabilities incurred by the person in the relevant capacity (except a liability for legal costs). That indemnity also applies to legal costs incurred in defending or resisting certain legal proceedings. The indemnity does not apply where the Company is forbidden by statute or, if given, would be made void by statute.

In addition, the Company has granted deeds of indemnity to certain current and former Directors and secretaries and members of senior management of the Company and its subsidiaries and associated companies. Under these deeds, the Company indemnifies, to the maximum extent permitted by the law, the former or current Directors or secretaries or members of senior management against liabilities incurred by the person in the relevant capacity. The indemnity does not apply where the liability is owed to the Company or any of its subsidiaries or associated companies, or (in general terms) where the liability arises out of a lack of good faith, wilful misconduct, gross negligence, reckless misbehaviour or fraud. Under each deed, the Company is also required to maintain and pay the premiums on a contract of insurance covering the current or former Directors or members of senior management against liabilities incurred in respect of the relevant office except as precluded by law.

The insurance must be maintained until the seventh anniversary after the date when the relevant person ceases to hold office. Disclosure of the insurance premiums and the nature of liabilities covered by such insurance is prohibited by the relevant contract of insurance.

ENVIRONMENTAL REGULATION

The IAG Group's operations are subject to environmental regulations under either Commonwealth or State legislation. These regulations do not have a significant impact on the IAG Group's operations. The Board of Directors believes that the IAG Group has adequate systems in place for the management of its environmental requirements and is not aware of any breach of those environmental requirements as they apply to the IAG Group.

REMUNERATION REPORT

This report outlines IAG's remuneration policies and practices and provides details of the remuneration of the IAG directors (including the Chief Executive Officer and Managing Director) and the senior executives having the greatest authority and responsibility for planning, directing and controlling the activities of the IAG Group. This group is known as IAG key management personnel ("KMP").

The Company's Non-executive Directors are specifically required to be included as key management personnel in accordance with the Australian Accounting Standard AASB 124 *Related Party Disclosures*. However, the Non-executive Directors do not consider that they are part of "management".

This report provides the disclosures which meet the remuneration reporting requirements of the Corporations Act 2001 and AASB 124. The term "remuneration" used in this report has the same meaning as "compensation" as prescribed in AASB 124.

NOMINATION, REMUNERATION & SUSTAINABILITY COMMITTEE

The role and responsibilities of the Nomination, Remuneration & Sustainability Committee ("Committee" or "NRSC") are set out in the Committee's charter which is available at www.iag.com.au. The key responsibilities of the NRSC in relation to remuneration are to:

(a) provide assurance to the Board relating to the effectiveness, integrity and compliance of the Company's remuneration policies and practices; and

(b) ensure the overall remuneration policy and approach fit the strategic goals of IAG.

The Chief Executive Officer ("CEO"), Group Executive Culture & Reputation and Group Head of People & Culture regularly attend Committee meetings and assist the Committee in its deliberations.

The Committee receives reports from Egan Associates, Mercer Human Resources Consulting, PricewaterhouseCoopers and various other consultants on remuneration for executives and directors.

1. EXECUTIVE REMUNERATION POLICY

IAG's approach to executive remuneration is to ensure that IAG can attract and retain the best people and reward performance in line with returns delivered to shareholders. Building and retaining a high quality management team will enable IAG to achieve superior long term performance.

The principles that underpin IAG's approach to executive remuneration are that:

- the remuneration offering is sufficiently competitive to attract and retain a high calibre executive team;
- remuneration practices are consistent with IAG's values;
- the mix of fixed and variable remuneration reflects the impact of each executive position on IAG's short term and long term results;
- remuneration practices will help drive business objectives and motivate employees to perform at the highest level; and
- measures of performance are based on a balanced scorecard with a focus on the delivery of sustainable value to our shareholders.

IAG aims to set base pay around the median of the market. Total reward outcomes (which includes short and long term incentives) may be at the 75th percentile or above depending on individual performance and IAG's results. For Australian based executives, market positioning is determined by reference to a number of comparator groups, including the largest 50 companies in the S&P/ASX 100 index and financial services companies that are among the largest 50 companies in the S&P/ASX 100 index. Relevant local market comparator groups are used for executives located overseas.

2. SIGNIFICANT CHANGES TO EXECUTIVE REMUNERATION

The Deferred Award Rights ("DARs") plan was introduced in the current financial year ended 30 June 2007 to ensure that IAG's executive remuneration offering had an element designed to retain key executives. Each DAR is a right to acquire one ordinary IAG share, subject to continued employment with the IAG Group for a period (generally between two and three years) determined by the Board. Other elements of executive remuneration were adjusted to ensure that the DARs plan was implemented without increasing overall expenditure on executive remuneration.

During the year DARs grants were made to executives as part of the long term incentive allocation process. Grants of DARs were based on an assessment of the executive's performance, leadership capability and strategic impact. In future years, grants of DARs will be used as a deferred short term incentive ("STI"), such that executives will receive a portion of their STI as cash and a portion in the form of DARs. In addition, awards of DARs will be used as a means of retaining key employees below executive level.

Note 28 of the full financial statements sets out further details of the DARs plan.

3. EXECUTIVE REMUNERATION STRUCTURE

Executive remuneration consists of four components:

- base salary;
- superannuation;
- short term incentives; and
- share based remuneration (short term and long term incentives).

(a) Base salary

Base salary is defined as the total value of components that make up an executive's salary. Components are cash; salary sacrifice items such as superannuation, cars or parking; and any related taxes. Base salary is determined by a review of job size, internal relativities and market benchmarking. Mercer Human Resources Consulting provides advice on job responsibility and market benchmarking. The comparator groups for market benchmarking are the largest 50 companies in the S&P/ASX 100 index and financial services companies that are among the largest 50 companies in the S&P/ASX 100 index. Base salary is targeted at the median of the market. Unless there has been a significant change in job responsibility, increases in base salary generally do not exceed external market movements.

(b) Superannuation

Executives are members of defined contribution superannuation plans. The contribution rates are consistent with the contribution provided to other employees of IAG in the country in which the executive is based.

(c) Short term incentives

Short term incentives ("STI") are used to motivate and reward performance, typically over a one year period. Payments are based on both IAG's performance and achievement of individual goals.

IAG uses a balanced scorecard for setting goals and measuring performance. This ensures that assessment of performance is viewed holistically and assists the development of a sustainable business that meets the performance expectations of IAG's shareholders, stakeholders and the communities in which it conducts its business.

The balanced scorecard sets goals under the following broad categories:

- financial;
- customer;
- people management; and
- risk.

At the commencement of each financial year, financial and non-financial goals are set for each executive. Goals may be those specified in the tables below or goals that are more specifically related to the executive's role. The goals set are stretch goals and are designed to encourage executives to strive for exceptional performance. At the end of the financial year the amount of any incentive payment is determined based on measured achievement against those goals and a review of the executive's overall performance by the CEO and NRSC. The NRSC reviews the performance of the CEO and makes a recommendation to the Board in relation to any incentive payment for the CEO. The NRSC and Board have an overriding discretion to determine short term incentive payments and will only approve payments when the goals are achieved in the context of the IAG Group's strategy and risk appetite (eg risk of ruin parameters and business mix) as approved by the Board.

Short term incentives can be settled as cash and as DARs.

The following table is a summary of key financial goals that are used to assess performance at the IAG Group level:

Category	Goal	Reason chosen	Method of assessment	Outcome
Financial	Return on equity	Measures the profitability of the core business of IAG	Comparison of achievement against target	Not met
Financial	Growth in net written premium	Measures the "top line" growth of IAG's business	Comparison of achievement against target	Met

The following table is a summary of typical non-financial goals that are used to assess performance at both IAG Group and business unit levels:

Category	Goal	Reason chosen	Method of assessment
Customer	Improvement in customer satisfaction measures	Meeting or exceeding customer expectations is a key part of establishing and maintaining competitive advantage	Outcome of customer satisfaction surveys and measurement of customer retention rates compared to outcomes from previous years
Risk	Improvement in risk management behaviours	Positive risk management behaviour in relation to prevention, detection and recovery from operational risks and issues is critical for a sustainable business	Increased employee awareness of risk prevention, detection and recovery compared to target set at the start of the year
People management	Employee engagement score target	Measures how engaged employees are with IAG's purpose, strategy and goals	Outcome of annual employee survey compared to target set at the start of the year
People management	Reduction in employee turnover	A solid employee base is critical for growing IAG's business for the benefit of customers, shareholders and the wider community	Comparison of outcome achieved against target set at the start of the year
People management	Reduction in workers' compensation claims per million hours worked	A safe work environment and the well-being of employees is vital for growing IAG's business for the benefit of customers, shareholders and the wider community	Comparison of reduction achieved against target set at the start of the year

The methods of assessment have been selected as they can be objectively measured and verified.

Actual short term incentive payments made to executives for the year ended 30 June 2007 reflect the degree of achievement against these goals and the degree of achievement against each individual executive's goals.

(d) Share based remuneration (short term and long term incentives)

To strengthen alignment between the interests of executives and those of shareholders a significant portion of executive remuneration is delivered in the form of rights over IAG shares. The DARs plan and PARs plan create a direct link between the delivery of value to shareholders and the remuneration of executives.

(i) DARs plan

DARs are rights over issued shares held by a trustee. The rights are granted at no cost to the executives and may be exercised for a nominal price at a future date determined by the Board. Generally, DARs only vest and can be exercised if the executive remains employed with the IAG Group.

(ii) PARs plan

The Performance Award Rights ("PARs") plan is used to deliver long term incentives.

PARs are rights over issued shares held by a trustee. The rights are granted at no cost to executives and may be exercised for a nominal price if a performance hurdle related to IAG's Total Shareholder Return ("TSR") is met.

Details of the terms of allocations made to executives under the PARs plan, including those allocations that at the date of this report are partially exercisable or not exercisable, are summarised below:

Plan	**PARs plan 2002/2003 Series 1**	**PARs plan 2003/2004 Series 2**	**PARs plan 2004/2005 Series 3**	**PARs plan 2005/2006 Series 4**	**PARs plan 2006/2007 Series 5**
Grant date	24/12/2002	22/09/2003 10/12/2003 26/03/2004	17/09/2004 30/11/2004	19/09/2005 30/11/2005 22/03/2006	19/12/2006 13/03/2007
Performance period definition(i)	3–5 years from grant date	3–5 years from base date(ii)	3–5 years from base date(ii)	3–5 years from base date(ii)	3–5 years from base date(ii)
IAG share price at base date ($)	2.92	3.90	5.08	5.87	5.29
Performance hurdle test schedule	Quarterly – Last trading day of each calendar quarter in performance period	Quarterly – Last trading day of each calendar quarter in performance period	Quarterly – Last trading day of each calendar quarter in performance period	Quarterly – Last trading day of each calendar quarter in performance period	Quarterly – Last trading day of each calendar quarter in performance period
First day test	30/12/2005	29/09/2006	28/09/2007	30/09/2008	30/09/2009
Last day test	28/09/2007	30/06/2008	30/06/2009	30/06/2010	30/09/2011
Performance hurdle achievement	Partially achieved, 56% of PARs are exercisable	Not achieved			
Last exercise date (Continuing employees only)	24/12/2012	22/09/2013 10/12/2013 26/03/2014	17/09/2014 30/11/2014	19/09/2015 30/11/2015 22/03/2016	19/12/2016 13/03/2017

The table below applies to all the PARs plans disclosed above:

TSR performance condition	IAG TSR compared to a peer group of companies. The peer group comprises the companies in the S&P/ASX 100 index with such inclusions and exclusions as the Board may determine.
Vesting schedule	<50th percentile – 0% vesting = 50th percentile – 50% vesting >=75th percentile – 100% vesting The percentage of PARs which vest and become exercisable increases proportionately where IAG's performance ranks between the 50th and 75th percentile

Notes:

(i) The performance period will be shortened if the employee ceases employment with the IAG Group due to redundancy or in other special circumstances.

(ii) The base date is the date which is the second trading day after the date on which IAG's financial results for the 12 month period ending on 30 June that immediately precedes the grant date are announced to the ASX.

Performance hurdle testing
The performance hurdle is tested quarterly during the period that is between three and five years from the base date. On each test day, the TSR performance hurdle is measured from the base date to the test date, which means that any period of poor TSR performance following the base date is always included in the TSR measurement. PARs vest on a test day if IAG's TSR is at or above the 50th percentile of the Peer Group of companies with vesting increasing on subsequent test days only if the TSR ranking has improved. This approach to performance hurdle testing ensures that executives strive to deliver TSR performance over the full five year period.

Vesting of PARs on takeover
Under the PARs plan the Board has discretion to determine if and when PARs vest if a takeover bid is made for the Company. In exercising this discretion the Board would consider issues such as the objectives of the PARs plan and the circumstances surrounding the takeover.

Restrictions on dealing in IAG securities
In addition to legal requirements that prevent any person from dealing in IAG securities when in possession of undisclosed price sensitive information, the Board has implemented a policy that prohibits directors, executives and other designated senior managers from:

- dealing in IAG securities when in possession of price sensitive information;
- short term or speculative trading in IAG securities;
- transactions that limit economic risk associated with unvested entitlements to IAG securities (including PARs and DARs); and
- any trading in IAG securities without prior approval of the NRSC.

4. RELATIONSHIP BETWEEN EXECUTIVE REWARD AND IAG'S PERFORMANCE

A significant component of executive remuneration is "at risk" which ensures a direct link between IAG's performance and reward for executives. For further details of the percentage of "at risk" remuneration, refer to the table in section 7.

The payment of short term incentives is directly linked to IAG's performance over the previous year based on a balanced scorecard of measures, which includes measures of profitability and growth in IAG's core business. For the 2006/2007 year one of the two IAG financial goals was met. Non-financial measures are also used as they are lead indicators of delivering future value for shareholders.

The use of share based remuneration creates a direct link between return to shareholders and executive reward. The introduction of the DARs plan has strengthened the link between the return to shareholders and executive reward as the value of an executive's deferred shareholding will change as the IAG share price moves.

IAG's PARs plan provides a direct link between return to shareholders over a three to five year period and executive reward. Grants of PARs to executives are based on an assessment of each executive against a range of factors including the executive's performance, their strategic impact and leadership capability. Information on the achievement in the PARs plan performance hurdle are set out in section 3(d).

The following table outlines the returns delivered to IAG shareholders since listing in August 2000:

	Year ended 30 June 2001	Year ended 30 June 2002	Year ended 30 June 2003	Year ended 30 June 2004	Year ended 30 June 2005	Year ended 30 June 2006	Year ended 30 June 2007
Closing share price ($)	3.40	3.15	3.40	5.00	6.01	5.35	**5.70**
Dividends paid (cents)	10.00	10.50	11.50	22.00	26.50	42.00	**29.50**
Earnings per share (cents)*	9.40	(1.78)	8.65	37.87	49.31	47.66	**32.79**
Normalised net profit(i) after tax ($ million)*	178	294	360	434	601	542	**467**

Notes:
(i) Normalised net profit is determined by excluding the amortisation of intangible assets and substituting actual investment earnings on equity holders' funds with long term returns.
* Amounts in 2005, 2006 and 2007 have been measured under current Australian Accounting Standards ("AASBs") which became applicable for years commencing on or after 1 January 2005. All amounts prior to 2005 were measured under previous AASBs.

IAG's share price performance from the period since IAG's listing in August 2000 is shown in the following graph:

IAG Historical Share Price Performance – Since Listing


Returns using a base index of 100
400
350
300
250
200
150
100
50
0
S&P/ASX 100 Accumulation Index
IAG Share Price including Reinvestment of Dividends
IAG Share Price including Reinvestment of Dividends and Franking Credits
Notes:
Dividends are assumed to be reinvested using the close price on ex date.
Franking credit value is determined by grossing up the dividend value by the company tax rate (30%) and multiplying by the franking rate.
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06
Jun 07

5. SERVICE AGREEMENTS

During the year the following persons were the executives identified as key management personnel ("KMP"), with the greatest authority and responsibility for planning, directing and controlling the activities of the IAG Group:

Name	Current title
Mr MJ Hawker	Chief Executive Officer and Managing Director
Mr JP Breheny	Chief Executive Officer – Asia
Mr AM Coleman	Chief Risk Officer and Group Actuary
Mr NB Hawkins	Chief Executive Officer – IAG New Zealand
Mr DA Issa	Chief Executive Officer – Personal Insurance
Ms JS Johnson	Chief Executive Officer – Business Partnerships
Ms CF McLoughlin	Group Executive – Strategy
Ms SJ Mostyn	Group Executive – Culture & Reputation
Mr MJ Pirone	Chief Executive Officer – CGU Insurance
Mr N Utley[(i)]	Managing Director – UK
Mr J van der Schalk	Chief Executive Officer – Asset Management and Reinsurance
Mr G Venardos	Group Chief Financial Officer

Note:
(i) Mr N Utley joined the IAG Group as Chief Executive Officer Equity Insurance Group on 8 January 2007.

Mr P Connell joined the IAG Group as Chief Executive Officer – Hastings Insurance Services ("Hastings") on 29 September 2006. He was a KMP only for the period up to 20 February 2007 at which time the process of integrating the Hastings operations with the newly acquired Equity Insurance Group commenced. Given the short period of time as a KMP, only his remuneration for the period between 29 September 2006 to 20 February 2007 is disclosed and not the other detailed information that is provided for other longer serving KMP such as grants of PARs and DARs in section A.8. IAG granted 29,400 PARs and 22,050 DARs to Mr Connell on 19 December 2007. He still holds these PARs and DARs.

All service agreements for executives are unlimited in term but may be terminated by written notice from either party or by IAG making a payment in lieu of notice. The service agreements outline the components of remuneration paid to executives and require the remuneration of executives to be reviewed annually. The service agreements do not require IAG to increase base salary, pay a short term incentive or offer a long term incentive in any given year. Mr N Utley's service agreement, which was in force prior to the acquisition of the Equity Insurance Group, provides for an annual base salary adjustment based on the movement in the Retail Prices Index in the United Kingdom.

Name	Notice period, Company	Notice period, employee	Termination provisions	Additional payment if IAG invokes a restraint clause
Mr MJ Hawker	12 months	6 months	12 months base salary, plus payment for annual leave, long service leave and short term incentive that would have accrued for 12 months had termination not occurred	6 months base salary
Mr JP Breheny	12 months	3 months	12 months base salary	–
Mr AM Coleman	12 months	3 months	12 months base salary	6 months base salary
Mr NB Hawkins	12 months	3 months	12 months base salary	–
Mr DA Issa	12 months	3 months	12 months base salary	–
Ms JS Johnson	12 months	3 months	12 months base salary	–
Ms CF McLoughlin	12 months	3 months	12 months base salary	–
Ms SJ Mostyn	12 months	3 months	12 months base salary	–
Mr MJ Pirone	12 months	3 months	12 months base salary	6 months base salary
Mr N Utley	12 months	12 months	12 months base salary, plus payment for the value of benefits (excluding short term incentive) that would have accrued for 12 months had termination not occurred	–
Mr J van der Schalk	12 months	3 months	12 months base salary	–
Mr G Venardos	12 months	3 months	12 months base salary	6 months base salary

Note:
Executives are employed by Insurance Australia Group Services Pty Limited, except for: (i) Mr NB Hawkins who is employed by IAG New Zealand Limited; and (ii) Mr N Utley who is employed by Equity Insurance Management Limited.

Retrenchment

In the event of retrenchment, the executives listed above (except for Mr MJ Hawker and Mr N Utley) are entitled to the greater of:

(a) the written notice or payment in lieu of notice as provided in their service agreement; or

(b) the retrenchment benefits due under the relevant company retrenchment policy.

For Mr MJ Hawker and Mr N Utley, the retrenchment payment is in accordance with the termination provisions specified in the table above.

Company retrenchment policy

On retrenchment, employees with less than 25 years service will receive:

(a) at least eight weeks notice or payment in lieu of notice (calculated on the employee's base salary); and

(b) three weeks base salary for each year of continuous service to a maximum of 75 weeks base salary.

The minimum benefit that can be received is 11 weeks base salary and the maximum benefit that can be received is 83 weeks base salary.

On retrenchment, employees with 25 or more years of service or who are over 45 years of age will receive:

(a) at least twelve weeks notice or payment in lieu of notice (calculated on the employee's base salary); and

(b) three weeks base salary for each year of continuous service to a maximum of 75 weeks base salary.

The minimum benefit that can be received is 15 weeks base salary and the maximum benefit that can be received is 87 weeks base salary.

Termination of employment without notice and without payment in lieu of notice

The employment of the executives may be terminated without notice or payment in lieu of notice in some circumstances. Generally, this could occur where the executive: is charged with a criminal offence that is capable of bringing the organisation into disrepute; is declared bankrupt; breaches a provision of their employment agreement; is guilty of serious and wilful misconduct; or unreasonably fails to comply with any material and lawful direction given by the Company.

Termination of employment with notice or payment in lieu of notice

The employment of the executives may be terminated at any time by the Company with notice or payment in lieu of notice (which also includes a pro rata short term incentive earned but not paid). The amount of notice the Company must provide or the payment in lieu of notice is specified above.

6. REMUNERATION DETAILS

(a) Remuneration of executives for the IAG Group for 2007

	Short term employment benefits						Post employment benefits		Other long term employment benefits	Termination benefits	Share based payment	Total
2007	Cash salary[1] $000	Non monetary benefits[2] $000	Base salary (Sub total of [1 & 2]) $000	Annual leave accruals[3] $000	Short term incentives[4] $000	Other[5] $000	Superannuation[6] $000	Retirement benefits $000	Long service leave accruals[7] $000	$000	Value of DARs/PARs granted[8] $000	$000
Executives (including Executive Director):												
Mr MJ Hawker	1,297	41	1,338	(41)	722	–	174	–	24	–	1,381	3,598
Mr JP Breheny	654	2	656	11	349	175	85	–	5	–	137	1,418
Mr AM Coleman	673	8	681	(42)	431	–	89	–	16	–	264	1,439
Mr NB Hawkins	633	–	633	14	351	45	84	–	10	–	174	1,311
Mr DA Issa	686	38	724	(23)	456	–	94	–	12	–	251	1,514
Ms JS Johnson	628	28	656	59	356	–	84	–	15	–	116	1,286
Ms CF McLoughlin	541	8	549	(8)	318	–	71	–	5	–	116	1,051
Ms SJ Mostyn	550	8	558	(5)	301	–	73	–	10	–	227	1,164
Mr MJ Pirone	667	36	703	16	444	–	91	–	24	–	268	1,546
Mr N Utley[part year]	529	20	549	–	262	–	68	–	–	–	15	894
Mr J van der Schalk	614	8	622	37	327	–	81	–	27	–	146	1,240
Mr G Venardos	686	69	755	27	480	–	98	–	21	–	305	1,686
Executives who ceased as key management personnel during the year:												
Mr P Connell[i]	246	7	253	–	162	–	24	–	–	–	14	453
Total remuneration	8,404	273	8,677	45	4,959	220	1,116	–	169	–	3,414	18,600

Note:

(i)Mr P Connell was a key management personnel for the period from 29 September 2006 to 20 February 2007. The remuneration information provided in the table above relates only to this period.

Refer to section (c) below for details of notes (1) to (8) referencing in the above table.

(b) Remuneration of executives for the IAG Group for 2006

	Short term employment benefits						Post employment benefits		Other long term employment benefits	Termination benefits	Share based payment	Total
2006	Cash salary(1) $000	Non monetary benefits(2) $000	Base salary (Sub total of (1)&(2)) $000	Annual leave accruals(3) $000	Short term incentives(4) $000	Other(5) $000	Super-annuation(6) $000	Retirement benefits $000	Long service leave accruals(7) $000	$000	Value of PSRs/PARs granted(8) $000	$000
Executives (including Executive Director):												
Mr MJ Hawker	1,201	23	1,224	15	632	–	164	–	23	–	982	3,040
Mr JP Breheny(part year)(i)	172	–	172	16	76	–	22	–	1	–	21	308
Mr AM Coleman	613	8	621	44	367	–	81	–	14	–	213	1,340
Mr NB Hawkins(part year)(i)	187	–	187	12	84	25	25	–	2	–	52	387
Mr DA Issa	571	8	579	22	331	–	75	–	11	–	187	1,205
Ms JS Johnson(part year)(i)	149	6	155	22	94	–	19	–	7	–	21	318
Ms CF McLoughlin(part year)(i)	428	7	435	12	195	–	57	–	3	–	49	751
Ms SJ Mostyn	511	8	519	41	336	–	67	–	10	–	211	1,184
Mr MJ Pirone	558	59	617	16	395	–	80	–	20	–	203	1,331
Mr J van der Schalk(part year)(i)	38	1	39	2	17	–	5	–	1	–	9	73
Mr G Venardos	654	61	715	29	393	–	91	–	20	–	247	1,495
Executives who ceased as key management personnel during the year:												
Mr IF Brown	324	22	346	39	225	–	47	–	41	–	136	834
Mr RJ Jackson	573	73	646	10	351	–	84	–	23	650	176	1,940
Mr DRA Pearce	71	10	81	(1)	17	–	11	–	6	820	117	1,051
Mr DJP Smith	436	–	436	41	545	100	59	–	5	970	195	2,351
Total remuneration	6,486	286	6,772	320	4,058	125	887	–	187	2,440	2,819	17,608

Note:

(i) These executives were all newly appointed to the executive team during this financial year. Therefore, the remuneration information provided in the table above relates to the period from the date of their appointment to the executive team to 30 June 2006. The balances are calculated based on the proportion of the year that they were key management personnel.

Refer to section (c) below for details of notes (1) to (8) referencing in the above table.

(c) Details of notes (1) to (8) used in the tables in sections 6(a) and 6(b)

(1) Salary represents amounts paid in cash during the financial year.

(2) Non-monetary benefits are valued in accordance with the cost to IAG for provision of cars, parking and related fringe benefits tax on a salary sacrifice basis.

(3) Annual leave accruals as determined in accordance with AASB 119 *Employee Benefits.*

(4) Short term incentive to be settled for the current performance period accrual and prior performance periods over or under accruals. Executives may elect to receive some of their short term incentive in the form of IAG shares rather than cash through participation in the Bonus Equity Share Plan which is valued in accordance with the market value of IAG shares at grant date. Refer note 27 of the full financial statements for details of how this plan operates.

(5) Mr Hawkins received an accommodation allowance in New Zealand. Mr Breheny received a special payment which was only payable after his completion of the first 12 months service with the IAG Group.

(6) Superannuation represents the employer's contributions.

(7) Long service leave accruals as determined in accordance with AASB 119 *Employee Benefits.*

(8) An allocated portion of Performance Share Rights ("PSRs" – related to unissued shares) and unvested Performance Award Rights ("PARs" – related to issued shares) and unvested Deferred Awards Rights ("DARs" – related to issued shares, new rights issued in 2007) is included in the total remuneration disclosure above. To determine the PSRs and PARs values the Monte Carlo simulation model has been applied. The valuation takes into account the exercise price of the PSRs/PARs, life of the PSRs/PARs, current price of IAG shares, expected volatility of the IAG share price, expected dividends, risk free interest rate, the performance of the shares in the Peer Group of companies, early exercise and non-transferability, and turnover which is assumed to be zero for an individual's remuneration calculation. DARs are valued using a Black Scholes valuation model.

7. AT RISK REMUNERATION

Total remuneration for executives is comprised of "at risk" and "not at risk" remuneration. Base salary and superannuation are "not at risk", while short term incentives and share based remuneration provided through the DARs and PARs plans are "at risk".

(a) Details of total remuneration that is "at risk"

Name 2007	Total remuneration $000	Short term incentives $000	Share based remuneration (DARs/PARs) $000	Percentage of remuneration at risk[1] %	Percentage of option/right remuneration %
Mr MJ Hawker	**3,598**	**722**	**1,381**	**58**	**38**
Mr JP Breheny	**1,418**	**349**	**137**	**34**	**10**
Mr AM Coleman	**1,439**	**431**	**264**	**48**	**18**
Mr NB Hawkins	**1,311**	**351**	**174**	**40**	**13**
Mr DA Issa	**1,514**	**456**	**251**	**47**	**17**
Ms JS Johnson	**1,286**	**356**	**116**	**37**	**9**
Ms CF McLoughlin	**1,051**	**318**	**116**	**41**	**11**
Ms SJ Mostyn	**1,164**	**301**	**227**	**45**	**19**
Mr MJ Pirone	**1,546**	**444**	**268**	**46**	**17**
Mr N Utley	**894**	**262**	**15**	**31**	**2**
Mr J van der Schalk	**1,240**	**327**	**146**	**38**	**12**
Mr G Venardos	**1,686**	**480**	**305**	**47**	**18**
2006					
Mr MJ Hawker	3,040	632	982	53	32
Mr JP Breheny	308	76	21	31	7
Mr AM Coleman	1,340	367	213	43	16
Mr NB Hawkins	387	84	52	35	13
Mr DA Issa	1,205	331	187	43	16
Ms JS Johnson	318	94	21	36	7
Ms CF McLoughlin	751	195	49	32	7
Ms SJ Mostyn	1,184	336	211	46	18
Mr MJ Pirone	1,331	395	203	45	15
Mr J van der Schalk	73	17	9	36	12
Mr G Venardos	1,495	393	247	43	17

Note:
(1) Increases in the percentage of remuneration at risk from 2006 to 2007 are mainly the result of new grants of DARs and PARs during the year.

(b) Short term incentives

The portion of the short term incentives that either vested or were forfeited during the year cannot be determined as no maximum or target amount is set. Executives may be paid a short term incentive based on IAG's performance and their own performance. The amount of short term incentives paid to an executive is recommended by the CEO and approved by the NRSC. The amount of short term incentives paid to the CEO is recommended by the NRSC and approved by the Board.

(c) Share based remuneration

No DARs or PARs became exercisable during the year ended 30 June 2007 and no DARs or PARs issued to executives lapsed during the year.

It is not practical to provide an estimate of the maximum possible total value of share based remuneration that may vest in future years for any DARs or PARs issued up to 30 June 2007 because the value is directly linked to (i) the future IAG share price at the time of vesting; and (ii) with respect to PARs, the future TSR performance of IAG and companies in the S&P/ASX 100 index. The minimum possible total value of share based remuneration is zero.

8. SHARE BASED REMUNERATION – DARS, PARS AND PSRS

Rights under the DARs and PARs plan were issued by IAG. Refer to section 3(d) and note 28 of the full financial statements for further details of these plans.

The following sections provide details of movements in DARs, PARs, and PSRs for each executive during the financial years ended 30 June 2006 and 30 June 2007.

(a) PARs

(i) Details of PARs granted

The IAG Group has issued PARs to the executives during the financial year for nil consideration. Each executive who participates in the plan becomes eligible to receive an ordinary share per PAR, by paying the exercise price of $1 per tranche of PARs exercised, subject to a specific performance hurdle being met. Refer to section 3(d) for details of the performance hurdle.

2007	Grant date	Date first exercisable	Last expiry date	Value per PAR at grant date $	PARs granted during the year Number
Mr MJ Hawker	**19/12/2006**	**30/09/2009**	**19/12/2016**	**4.013**	**250,000**
Mr JP Breheny	**19/12/2006**	**30/09/2009**	**19/12/2016**	**4.013**	**47,000**
Mr AM Coleman	**19/12/2006**	**30/09/2009**	**19/12/2016**	**4.013**	**47,000**
Mr NB Hawkins	**19/12/2006**	**30/09/2009**	**19/12/2016**	**4.013**	**47,000**
Mr DA Issa	**19/12/2006**	**30/09/2009**	**19/12/2016**	**4.013**	**56,500**
Ms JS Johnson	**19/12/2006**	**30/09/2009**	**19/12/2016**	**4.013**	**47,000**
Ms CF McLoughlin	**19/12/2006**	**30/09/2009**	**19/12/2016**	**4.013**	**42,500**
Ms SJ Mostyn	**19/12/2006**	**30/09/2009**	**19/12/2016**	**4.013**	**42,500**
Mr MJ Pirone	**19/12/2006**	**30/09/2009**	**19/12/2016**	**4.013**	**56,500**
Mr N Utley	**13/03/2007**	**30/09/2009**	**13/03/2017**	**3.660**	**44,500**
Mr J van der Schalk	**19/12/2006**	**30/09/2009**	**19/12/2016**	**4.013**	**47,000**
Mr G Venardos	**19/12/2006**	**30/09/2009**	**19/12/2016**	**4.013**	**56,500**
Total					**784,000**
2006					
Mr MJ Hawker	30/11/2005	30/09/2008	30/11/2015	2.596	600,000
Mr JP Breheny	22/03/2006	30/09/2008	22/03/2016	3.150	100,000
Mr AM Coleman	19/09/2005	30/09/2008	19/09/2015	3.187	90,000
Mr NB Hawkins	*	*	*	*	*
Mr DA Issa	19/09/2005	30/09/2008	19/09/2015	3.187	83,500
Ms JS Johnson	*	*	*	*	*
Ms CF McLoughlin	19/09/2005	30/09/2008	19/09/2015	3.187	80,000
Ms SJ Mostyn	19/09/2005	30/09/2008	19/09/2015	3.187	80,000
Mr MJ Pirone	19/09/2005	30/09/2008	19/09/2015	3.187	90,000
Mr J van der Schalk	*	*	*	*	*
Mr G Venardos	19/09/2005	30/09/2008	19/09/2015	3.187	100,000
Executives who ceased as key management personnel during the year:					
Mr IF Brown	–	–	–	–	–
Mr RJ Jackson	19/09/2005	30/09/2008	19/09/2015	3.187	90,000
Mr DRA Pearce	–	–	–	–	–
Mr DJP Smith	19/09/2005	30/09/2008	19/09/2015	3.187	80,000
Total					1,393,500

* All PARs granted to Mr Hawkins, Ms Johnson and Mr van der Schalk prior to their appointment to the executive team are excluded.

(ii) Movements in number of PARs on issue

2007	PARs on issue 1 July Number	PARs granted during the year Number	PARs exercised during the year[1] Number	PARs lapsed during the year Number	PARs on issue 30 June Number	PARs vested and exercisable 30 June Number
Mr MJ Hawker	**1,632,000**	**250,000**	-	-	**1,882,000**	-
Mr JP Breheny	**100,000**	**47,000**	-	-	**147,000**	-
Mr AM Coleman	**294,019**	**47,000**	-	-	**341,019**	-
Mr NB Hawkins	**168,456**	**47,000**	-	-	**215,456**	-
Mr DA Issa	**259,002**	**56,500**	-	-	**315,502**	-
Ms JS Johnson	**81,328**	**47,000**	-	-	**128,328**	-
Ms CF McLoughlin	**80,000**	**42,500**	-	-	**122,500**	-
Ms SJ Mostyn	**248,799**	**42,500**	-	-	**291,299**	-
Mr MJ Pirone	**282,206**	**56,500**	-	-	**338,706**	-
Mr N Utley	-	**44,500**	-	-	**44,500**	-
Mr J van der Schalk	**149,004**	**47,000**	-	-	**196,004**	**22,753**
Mr G Venardos	**338,303**	**56,500**	-	-	**394,803**	-
Total	**3,633,117**	**784,000**	-	-	**4,417,117**	**22,753**
2006						
Mr MJ Hawker	1,200,000	600,000	(168,000)	-	1,632,000	-
Mr JP Breheny	-	100,000	-	-	100,000	-
Mr AM Coleman	258,195	90,000	(54,176)	-	294,019	-
Mr NB Hawkins	168,456[2]	-	-	-	168,456	-
Mr DA Issa	223,177	83,500	(47,675)	-	259,002	-
Ms JS Johnson	87,300[2]	-	(5,972)	-	81,328	-
Ms CF McLoughlin	-	80,000	-	-	80,000	-
Ms SJ Mostyn	214,307	80,000	(45,508)	-	248,799	-
Mr MJ Pirone	239,881	90,000	(47,675)	-	282,206	-
Mr J van der Schalk	149,004[2]	-	-	-	149,004	22,753
Mr G Venardos	305,048	100,000	(66,745)	-	338,303	-
Total	2,845,368	1,223,500	(435,751)	-	3,633,117	22,753
Executives who ceased as key management personnel during the year:						
Mr IF Brown	221,716	-	-	-	221,716	45,508
Mr RJ Jackson	161,451	90,000	-	-	251,451	-
Mr DRA Pearce	196,232	-	-	-	196,232	49,029
Mr DJP Smith	238,167	80,000	(48,560)	-	269,607	-
Total	817,566	170,000	(48,560)	-	939,006	94,537

Notes:

(1) $1 per tranche of PARs is payable to exercise. Nil remains unpaid per issued share acquired. For each PAR exercised, one IAG share was issued.

(2) This balance represents the PARs held by Mr Hawkins, Ms Johnson and Mr van der Schalk at the date of their appointment to the executive team.

(b) PSRs

The PSRs plan was closed for issuing further PSRs from the financial year ended 30 June 2003.

(i) Movements in number of PSRs on issue

2007

There were no movements of PSRs for the year. Mr J van der Schalk held 40,000 PSRs at the beginning and end of the financial year.

2006	PSRs on issue 1 July Number	PSRs exercised during the year[1] Number	PSRs lapsed during the year Number	PSRs on issue 30 June Number	PSRs vested and exercisable 30 June Number
Mr MJ Hawker	60,000	(60,000)	–	–	–
Ms SJ Mostyn	68,670	(68,670)	–	–	–
Mr J van der Schalk	40,000[2]	–	–	40,000	40,000

Notes:
(1) The exercise price was $1 per tranche of PSRs. Nil remains unpaid per issued share acquired. For each PSR exercised, one ordinary IAG share was issued.
(2) This balance represented the PSRs held by Mr van der Schalk at the date of his appointment to the executive team.

(c) DARs

(i) Details of DARs granted

The DARs plan commenced during the current financial year. The IAG Group has issued DARs to the executives during the financial year for nil consideration. Each executive who participates in the plan becomes eligible to receive one ordinary IAG share per DAR, by paying the exercise price of $1 per tranche of DARs exercised, subject to continuing employment with the IAG Group for a period as determined by the Board.

2007	Grant date	Date first exercisable	Last expiry date	Value per DAR at grant date $	DARs granted during the year Number
Mr MJ Hawker	**19/12/2006**	**19/12/2009**	**19/12/2016**	**5.354**	**187,500**
Mr JP Breheny	**19/12/2006**	**19/12/2009**	**19/12/2016**	**5.354**	**35,250**
Mr AM Coleman	**19/12/2006**	**19/12/2009**	**19/12/2016**	**5.354**	**35,250**
Mr NB Hawkins	**19/12/2006**	**19/12/2009**	**19/12/2016**	**5.354**	**35,250**
Mr DA Issa	**19/12/2006**	**19/12/2009**	**19/12/2016**	**5.354**	**42,375**
Ms JS Johnson	**19/12/2006**	**19/12/2009**	**19/12/2016**	**5.354**	**35,250**
Ms CF McLoughlin	**19/12/2006**	**19/12/2009**	**19/12/2016**	**5.354**	**31,875**
Ms SJ Mostyn	**19/12/2006**	**19/12/2009**	**19/12/2016**	**5.354**	**31,875**
Mr MJ Pirone	**19/12/2006**	**19/12/2009**	**19/12/2016**	**5.354**	**42,375**
Mr N Utley	**13/03/2007**	**13/03/2009**	**13/03/2017**	**5.156**	**33,375**
Mr J van der Schalk	**19/12/2006**	**19/12/2009**	**19/12/2016**	**5.354**	**35,250**
Mr G Venardos	**19/12/2006**	**19/12/2009**	**19/12/2016**	**5.354**	**42,375**
Total					**588,000**

(ii) Movements in total number of DARs on issue

2007	DARs on issue 1 July Number	DARs granted during the year Number	DARs exercised during the year Number	DARs lapsed during the year Number	DARs on issue 30 June Number	DARs vested and exercisable 30 June Number
Mr MJ Hawker	–	187,500	–	–	187,500	–
Mr JP Breheny	–	35,250	–	–	35,250	–
Mr AM Coleman	–	35,250	–	–	35,250	–
Mr NB Hawkins	–	35,250	–	–	35,250	–
Mr DA Issa	–	42,375	–	–	42,375	–
Ms JS Johnson	–	35,250	–	–	35,250	–
Ms CF McLoughlin	–	31,875	–	–	31,875	–
Ms SJ Mostyn	–	31,875	–	–	31,875	–
Mr MJ Pirone	–	42,375	–	–	42,375	–
Mr N Utley	–	33,375	–	–	33,375	–
Mr J van der Schalk	–	35,250	–	–	35,250	–
Mr G Venardos	–	42,375	–	–	42,375	–
Total	–	588,000	–	–	588,000	–

(d) Analysis of movements in DARs, PARs and PSRs

Following is a summary of the movement during the financial year, by value, of PARs, PSRs and DARs by each executive:

2007	Total value of PARs and DARs granted during the year (1) $000	Total value of PSRs, PARs and DARs exercised during the year (2) $000	Total value of PARs, PSRs and DARs that lapsed during the year (3) $000	Total of (1) to (3) $000
Mr MJ Hawker	2,007	–	–	2,007
Mr JP Breheny	377	–	–	377
Mr AM Coleman	377	–	–	377
Mr NB Hawkins	377	–	–	377
Mr DA Issa	454	–	–	454
Ms JS Johnson	377	–	–	377
Ms CF McLoughlin	341	–	–	341
Ms SJ Mostyn	341	–	–	341
Mr MJ Pirone	454	–	–	454
Mr N Utley	179	–	–	179
Mr J van der Schalk	377	–	–	377
Mr G Venardos	454	–	–	454
Total	6,115	–	–	6,115

Notes:

(i) The value of DARs and PARs granted in the year is the fair value of the DARs and PARs at grant date using Black Scholes and Monte Carlo simulation models respectively. The total value of the DARs and PARs granted is included in the table above. This amount is allocated to remuneration over the vesting period (ie in years 30 June 2006 to 30 June 2010).

(ii) No PSRs, PARs or DARs were exercised during the year.

(iii)No DARs, PARs or PSRs lapsed during the year.

(iv) Related parties of executives cannot participate in the DARs, PARs or PSRs Plans.

B. NON-EXECUTIVE DIRECTORS

1. REMUNERATION POLICY

The principles that underpin IAG's approach to remuneration for Non-executive Directors are that remuneration should be:

- sufficiently competitive to attract and retain a high calibre of Non-executive Director; and
- consistent with IAG's values.

2. REMUNERATION STRUCTURE

Non-executive Director remuneration consists of three components; they are:

- board fees (payable as cash and IAG shares);
- subsidiary board and committee fees; and
- superannuation.

The aggregate limit of remuneration is approved by shareholders and is currently $2 million per annum. The aggregate annual remuneration is inclusive of employer superannuation contributions paid by IAG on behalf of Non-executive Directors.

(a) IAG Board and Committee fees

Board/Committee	Role	Fee
IAG Board	Chairman	$390,000*
	Director	$130,000
IAG Audit Committee	Chairman	$32,500
	Member	$16,250
IAG Risk Management & Compliance Committee	Chairman	$32,500
	Member	$16,250
IAG Nomination, Remuneration & Sustainability Committee	Chairman	$32,500
	Member	$16,250

* The Chairman does not receive additional fees for attendance at Committee meetings or for serving as a director of IAG Re Limited.

(b) Non-executive Directors' Share Plan

The Board has agreed that each Non-executive Director should take a minimum of 20% and up to a maximum of 90% of their annual Board fee (at the time shares are allocated), on a fee sacrifice basis, in the form of IAG shares provided under the Non-executive Directors' Share Plan, which was approved by shareholders on 13 November 2002. IAG shares are purchased by a trustee on market and allocated to directors in December each year. Non-executive Directors may elect to restrict the disposal of these shares for a minimum period of one year and up to 10 years or until the Director retires. No other share-based remuneration is available to Non-executive Directors.

(c) Superannuation

IAG pays superannuation contributions on Directors' fees into a superannuation fund nominated by the Director. Directors' fees and superannuation contributions are paid monthly.

IAG has a Non-executive Directors' Expenses policy. Under this policy IAG reimburses expenses reasonably incurred by Directors in connection with the discharge of their duties.

3. INCREASE TO DIRECTORS' FEES

Egan Associates completed an independent review of the remuneration of Non-executive Directors, taking into account the remuneration paid to the Non-executive Directors of companies of comparable size to the IAG Group, market movements in directors' fees, and the responsibility and workload of Non-executive Directors. Having regard to the advice of Egan Associates and to ensure that remuneration is market competitive, the Board has determined that fees payable to Non-executive Directors will be as follows, with effect from 1 July 2007:

Board/Committee	Role	Fee
IAG Board	Chairman	$450,000
	Director	$150,000
IAG Audit Committee	Chairman	$36,000
	Member	$18,000
IAG Risk Management & Compliance Committee	Chairman	$36,000
	Member	$18,000
IAG Nomination, Remuneration & Sustainability Committee	Chairman	$32,500 (unchanged)
	Member	$16,250 (unchanged)

4. INCREASE TO AGGREGATE REMUNERATION

At the 2007 AGM shareholders will be asked to approve an increase in the aggregate maximum annual remuneration of the Non-executive Directors from $2,000,000 to $2,750,000 per annum.

In 2006 IAG invested approximately $1.8 billion in new insurance businesses in the United Kingdom. The Board has taken steps to establish and strengthen corporate governance structures that support this expansion including the establishment of country/regional Boards in the United Kingdom and New Zealand. These Boards will be chaired by Non-executive Directors of the IAG Board. Separate fees will be paid to those Directors for service on these Boards and will be included in the aggregate annual remuneration of Non-executive Directors.

A summary of Non-executive Directors' service on subsidiary company boards and the fees payable is set out in the following table:

Director	Subsidiary	Capacity	Annual fee
Mr JA Strong	Insurance Manufacturers of Australia Pty Limited ("IMA")	Chairman	$195,000(i)
Mr PM Colebatch	IAG UK Holdings Limited	Chairman	$110,616*
Mr ND Hamilton	Mutual Community General Insurance Proprietary Limited	Chairman	$25,000
Ms YA Allen	Mutual Community General Insurance Proprietary Limited	Director	$16,250

Notes:
(i) This fee increased from $172,000 to $195,000 with effect from 1 July 2007.
* This amount is denominated in British pounds and is translated into Australian dollars using the exchange rate as at 30 June 2007.

The current maximum aggregate annual remuneration of $2,000,000 would be insufficient to pay the increased fees to Non-executive Directors and the fees for service on subsidiary boards for a full year. An increase in maximum aggregate annual remuneration to $2,750,000 will allow the Board to pay the fees as set out above and to attract and retain suitable candidates for the Board in the future. The Board has no plans to increase Non-executive Directors fees above the levels specified above.

5. PERFORMANCE

Directors' performance is subject to evaluation by the Chairman at least every two years, by discussion between the Chairman and the individual Director. In these discussions, the individual Directors also evaluate the Chairman's performance. Performance measures for Directors considered by the Chairman and Board include:

- contribution of the Director to Board teamwork;
- contribution to debates on significant issues and proposals;
- advice and assistance given to management;
- in the case of the Chairman's performance, the fulfilment of the additional role as Chairman; and
- input regarding regulatory, industry and social developments surrounding the business.

The Nomination, Remuneration & Sustainability Committee has responsibility for coordinating the Board's review of the Chairman's performance.

6. REMUNERATION DETAILS

	Short term benefits		Post employment benefits		Other long term employment benefits	Termination benefits	Share based payment	Total
2007	IAG Board fees received as cash $000	Other Board and Committee fees(i) $000	Superannuation $000	Retirement benefits $000	$000	$000	IAG Board fees received as IAG shares $000	$000
Mr JA Strong	201	172	50	–	–	–	189	612
Ms YA Allen	105	37	15	–	–	–	25	182
Mr JF Astbury	105	54	17	–	–	–	25	201
Mr PM Colebatch(ii)	33	48	6	–	–	–	33	120
Mr GA Cousins	105	16	13	–	–	–	25	159
Mr ND Hamilton	17	55	17	–	–	–	113	202
Mr RA Ross	67	49	16	–	–	–	63	195
Mr B Schwartz	92	51	16	–	–	–	38	197
Total remuneration	725	482	150	–	–	–	511	1,868

Notes:
(i) Mr Strong, Ms Allen, Mr Astbury, Mr Colebatch, Mr Hamilton and Mr Schwartz received fees for service on subsidiary Boards and committees in addition to their fees for serving on the IAG Board and Committees.
(ii) Mr Colebatch was appointed to the Board on 1 January 2007.

2006	Short term benefits: IAG Board fees received as cash $000	Short term benefits: Other Board and Committee fees $000	Post employment benefits: Superannuation $000	Post employment benefits: Retirement benefits $000	Other long term employment benefits $000	Termination benefits $000	Share based payment: IAG Board fees received as IAG shares $000	Total $000
Mr JA Strong[(i)]	192	160	47	–	–	–	168	567
Ms YA Allen	98	15	12	–	–	–	22	147
Mr JF Astbury	98	45	15	–	–	–	22	180
Mr GA Cousins	98	15	12	–	–	–	22	147
Mr ND Hamilton	20	15	12	–	–	–	100	147
Mr RA Ross	64	45	15	–	–	–	56	180
Mr B Schwartz	87	15	12	–	–	–	33	147
Total remuneration	657	310	125	–	–	–	423	1,515

Note:
(i) Board fees for Mr Strong included $160,000 for his service as Chairman of the Board of IMA.

7. RETIREMENT BENEFITS

IAG decided to freeze the operation of the Non-executive Director retirement benefit scheme adopted by IAG in 2001 with effect from 1 September 2003.

The terms of the retirement benefits scheme provided for:

(a) any Non-executive Director of IAG who had completed five years' continuous service with IAG (including service with any subsidiaries) at the date of retirement, a retirement benefit equivalent to the last three years' Directors' fees, employer superannuation contributions, committee fees and fees for extra services received from IAG and its subsidiaries.

(b) a pro-rata retirement benefit for Non-executive Directors who have completed at least three years' service but less than five years' service at the date of their retirement, based on a specified formula; and

(c) no retirement benefit to be paid to a Non-executive Director who had served for a period of less than three years.

IAG determined that the frozen retirement benefits would be calculated as follows:

(a) Non-executive Directors joining the Board from 1 September 2003 would have no retirement benefit;

(b) for each Non-executive Director as at 31 August 2003 who had served a minimum of three years, the retirement benefit was assessed as if they had retired at 31 August 2003; and

(c) for a Non-executive Director with less than three years of service at 31 August 2003, a retirement benefit was assessed as if they had three years of service as at that date, and then reduced on a pro-rata basis based on their uncompleted period of service as a proportion of three years. The retirement benefit was not subsequently payable to such a Non-executive Director if they had less than three years of service as a Non-executive Director at the date of their retirement.

The following table sets out the frozen retirement benefits of the remaining Directors who held office on 31 August 2003 and who have continued in office since then:

Name	Retirement benefit $000
Mr JA Strong	295
Mr JF Astbury	184
Mr GA Cousins	169
Mr ND Hamilton	248
Mr RA Ross	232

On retirement, Directors may also be entitled to be paid a benefit from their company funded superannuation. Such a benefit would be in addition to the Director's frozen retirement benefit.

No amounts have been accrued in the accounts of the IAG Group for the frozen retirement benefits of the remaining Directors who held office on 31 August 2003 and who have continued in office since, as the Board has not exercised its discretion to pay these retirement benefits.

C. OTHER BENEFITS

Remuneration does not include premiums paid by IAG for an insurance contract covering current and former Directors' and executives' liabilities and legal expenses incurred in respect of the relevant office, as the insurance policies do not specify premiums paid in respect of individual Directors and executives and the terms of contract specifically prohibited the disclosure of the premium paid. Insurance products provided by the IAG Group are also available to all directors and executives on the same terms and conditions available to other employees.

D. EQUITY AND DEBT INSTRUMENT DISCLOSURE

1. HOLDING OF ORDINARY SHARES

The relevant interest of each of the key management personnel and their related parties in ordinary shares of IAG is disclosed as below:

2007	Shares held at 1 July Number	Shares granted as remuneration during the year Number	Shares received on exercise of PSRs Number	Shares received on exercise of PARs Number	Net movement of shares due to other changes(2) Number	Total shares held at 30 June Number	Shares held nominally at 30 June(1) Number
Mr JA Strong	259,465	34,232	–	–	1,230	294,927	282,352
Ms YA Allen	7,959	4,564	–	–	246	12,769	12,523
Mr JF Astbury	65,694	4,564	–	–	738	70,996	60,421
Mr PM Colebatch	–	10,251	–	–	–	10,251	10,251
Mr GA Cousins	176,211	4,564	–	–	–	180,775	30,775
Mr ND Hamilton	101,268	20,539	–	–	520	122,327	116,817
Mr RA Ross	165,406	11,410	–	–	492	177,308	74,505
Mr B Schwartz	10,689	6,846	–	–	246	17,781	17,535
Mr MJ Hawker	1,378,059	–	–	–	60,063	1,438,122	59,817
Mr JP Breheny	–	–	–	–	–	–	–
Mr AM Coleman	62,052	–	–	–	(59,508)	2,544	2,544
Mr NB Hawkins	24,332	–	–	–	246	24,578	–
Mr DA Issa	47,675	–	–	–	–	47,675	–
Ms JS Johnson	5,972	–	–	–	1,343	7,315	1,343
Ms CF McLoughlin	–	–	–	–	9,216	9,216	8,970
Ms SJ Mostyn	130,261	–	–	–	246	130,507	–
Mr MJ Pirone	79,063	–	–	–	–	79,063	11,432
Mr N Utley	–	–	–	–	–	–	–
Mr J van der Schalk	–	–	–	–	–	–	–
Mr G Venardos	110,780	–	–	–	25,891	136,671	48,795

Notes:
(1) Nominally held shares are included in the column headed total shares held at 30 June. Total shares are held by the key management personnel's related parties, inclusive of domestic partner, dependants and entities controlled, jointly controlled or significantly influenced by the key management personnel.
(2) Net movement of shares relates to acquisition and disposal transactions by the key management personnel and their related parties during the year. It includes any opening balances of shares held by key management personnel who were appointed during the year.

2006	Shares held at 1 July Number	Shares granted as remuneration during the year Number	Shares received on exercise of PSRs Number	Shares received on exercise of PARs Number	Net movement of shares due to other changes[2] Number	Total shares held at 30 June Number	Shares held nominally at 30 June[1] Number
Mr JA Strong	225,547	33,918	–	–	–	259,465	247,382
Ms YA Allen	3,437	4,522	–	–	–	7,959	7,959
Mr JF Astbury	51,772	4,522	–	–	9,400	65,694	55,611
Mr GA Cousins	171,689	4,522	–	–	–	176,211	26,211
Mr ND Hamilton	80,744	20,351	–	–	173	101,268	96,278
Mr RA Ross	154,100	11,306	–	–	–	165,406	62,849
Mr B Schwartz	3,906	6,783	–	–	–	10,689	10,689
Mr MJ Hawker	1,150,059	–	60,000	168,000	–	1,378,059	–
Mr JP Breheny	–	–	–	–	–	–	–
Mr AM Coleman	65,896	–	–	54,176	(58,020)	62,052	54,176
Mr NB Hawkins	–	–	–	–	24,332[3]	24,332	–
Mr DA Issa	–	–	–	47,675	–	47,675	–
Ms JS Johnson	–	–	–	5,972	–	5,972	–
Ms CF McLoughlin	–	–	–	–	–	–	–
Ms SJ Mostyn	16,083	–	68,670	45,508	–	130,261	–
Mr MJ Pirone	31,388	–	–	47,675	–	79,063	11,432
Mr J van der Schalk	–	–	–	–	–	–	–
Mr G Venardos	38,289	–	–	66,745	5,746	110,780	27,632
Executives who ceased employment during the previous year:							
Mr IF Brown	253,691	36,920	–	–	(2,530)	*	*
Mr RJ Jackson	7,351	–	–	–	–	*	*
Mr DRA Pearce	7,806	–	–	–	(6,738)	*	*
Mr DJP Smith	129,591	–	–	48,560	(54,511)	*	*

Notes:

(1) Nominally held shares are included in the column headed total shares held at 30 June. Total shares are held by the key management personnel's related parties, inclusive of domestic partner, dependants and entities controlled, jointly controlled or significantly influenced by the key management personnel.

(2) Net movement of shares relates to acquisition and disposal transactions by the key management personnel and their related parties during the year. It includes any opening balances of shares held by key management personnel who were appointed during the year.

(3) This balance represents the shares held by Mr Hawkins at the date of his appointment to the executive team.

* These key management personnel ceased employment during the financial year. Information on shares held has only been disclosed up to the date of their cessation.

(a) The relevant interest of each director and their related parties in ordinary shares of IAG in accordance with the Corporations Act 2001

	For section 205G of the Corporations Act 2001	
	Shares held directly at 30 June[1]	Shares held indirectly at 30 June[2]
Mr JA Strong	**12,575**	**233,297**
Ms YA Allen	**246**	**12,523**
Mr JF Astbury	**10,575**	**60,421**
Mr PM Colebatch	**–**	**10,251**
Mr GA Cousins	**150,000**	**30,775**
Mr ND Hamilton	**5,510**	**116,817**
Mr RA Ross	**102,803**	**71,362**
Mr B Schwartz	**246**	**17,535**
Mr MJ Hawker	**1,378,305**	**59,817**

Notes:

(1) This represents the relevant interest of each Director in ordinary shares issued by the Company, as notified by the Directors to the Australian Securities Exchange in accordance with section 205G of the Corporations Act 2001. Trading in IAG shares is covered by the restrictions which limit the ability of an IAG Director to trade in the shares of the IAG Group where they are in a position to be aware, or are aware, of price sensitive information.

(2) These shares are held by the Director's related parties, inclusive of entities controlled, jointly controlled or significantly influenced by the Directors.

2. HOLDING OF RESET PREFERENCE SHARES

No key management personnel had any interest in reset preference shares at any time during the financial year.

3. HOLDING OF RESET EXCHANGEABLE SECURITIES

Other than Mr Hawker who held 1,000 reset exchangeable securities ("RES") nominally at the beginning and the end of the financial year, there were no key management personnel who held a relevant interest in RES of IAG Finance (New Zealand) Limited (2006 – no movements).

ROUNDING OF AMOUNTS

Unless otherwise stated, amounts in the financial report and Directors' report have been rounded to the nearest million dollars. The Company is of a kind referred to in the class order 98/100 dated 10 July 1998 issued by the Australian Securities & Investments Commission. All rounding has been conducted in accordance with that class order.

Signed at Sydney this 24th day of August 2007 in accordance with a resolution of the Directors:

James Strong
Director

Michael Hawker
Director

LEAD AUDITOR'S INDEPENDENCE DECLARATION

UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

KPMG

To: the directors of Insurance Australia Group Limited

I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 30 June 2007 there have been:

(a) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit: and

(b) no contraventions of any applicable code of professional conduct in relation to the audit.

KPMG

KPMG

Brian Greig
Partner

Sydney
24 August 2007

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 30 JUNE 2007

	Notes	CONSOLIDATED 2007 $m	2006 $m
Premium revenue		**7,207**	6,537
Outwards reinsurance premium expense		**(464)**	(405)
Net premium revenue(i)		**6,743**	6,132
Claims expense		**(5,345)**	(4,466)
Reinsurance and other recoveries revenue		**871**	566
Net claims expense(ii)		**(4,474)**	(3,900)
Acquisition costs		**(1,223)**	(1,081)
Other underwriting expenses		**(421)**	(395)
Fire services levy		**(218)**	(223)
Underwriting expenses(iii)		**(1,862)**	(1,699)
Underwriting profit(i) + (ii) + (iii)		**407**	533
Investment income on assets backing insurance liabilities		**381**	329
Investment expenses on assets backing insurance liabilities		**(21)**	(19)
Insurance profit		**767**	843
Investment income on equity holders' funds		**343**	576
Fee income and other income		**463**	218
Share of net profit of associate		**5**	2
Finance costs		**(119)**	(86)
Corporate, administration and other expenses		**(532)**	(298)
Net income attributable to minority interest in unitholders' funds		**(19)**	(20)
Profit/(loss) before income tax		**908**	1,235
Income tax (expense)/credit		**(279)**	(373)
Profit/(loss) for the year		**629**	862
Profit/(loss) for the year attributable to:			
Equity holders of the Parent		**552**	759
Minority interests		**77**	103
Profit/(loss) for the year		**629**	862
		2007 cents	2006 cents
Basic earnings per ordinary share		**32.79**	47.66
Diluted earnings per ordinary share		**32.59**	47.38

The above consolidated income statement should be read in conjunction with the notes to the concise financial statements.

CONSOLIDATED BALANCE SHEET

AS AT 30 JUNE 2007

		CONSOLIDATED	
	Notes	**2007 $m**	2006 $m
ASSETS			
Cash and cash equivalents		**1,163**	718
Investments		**10,884**	9,929
Premium receivable		**2,045**	1,652
Inventories		**1**	–
Trade and other receivables		**1,206**	764
Receivables from related bodies corporate		**1**	4
Current tax assets		**19**	1
Defined benefit superannuation asset		**62**	–
Reinsurance and other recoveries receivable on outstanding claims		**1,346**	908
Prepayments		**62**	25
Deferred levies and charges		**123**	126
Deferred outwards reinsurance expense		**224**	221
Deferred acquisition costs		**789**	591
Deferred tax assets		**276**	159
Property, plant and equipment		**297**	257
Investment in joint ventures and associates		**75**	74
Intangible assets		**815**	57
Goodwill		**2,222**	1,486
TOTAL ASSETS		**21,610**	16,972
LIABILITIES			
Trade and other payables		**1,120**	743
Reinsurance premiums payable		**160**	166
Payables to related bodies corporate		**1**	–
Restructuring provision		**4**	10
Current tax liabilities		**55**	83
Unexpired risk liability		**–**	11
Unearned premium liability		**4,213**	3,503
Minority interest in unitholders' funds		**326**	305
Lease provision		**22**	21
Employee benefits provision		**242**	207
Deferred tax liabilities		**56**	40
Outstanding claims liability		**8,562**	6,916
Interest bearing liabilities		**2,017**	1,296
TOTAL LIABILITIES		**16,778**	13,301
NET ASSETS		**4,832**	3,671
EQUITY			
Share capital		**4,361**	3,263
Treasury shares held in trust		**(69)**	(40)
Reserves		**(4)**	(6)
Retained earnings		**372**	274
Parent interest		**4,660**	3,491
Minority interest		**172**	180
TOTAL EQUITY		**4,832**	3,671

The above consolidated balance sheet should be read in conjunction with the notes to the concise financial statements.

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	CONSOLIDATED 2007 $m	2006 $m
Income and expenses recognised directly in equity during the year, net of tax		
Actuarial gains and (losses) on defined benefit superannuation plans	**39**	21
Net movement in foreign currency translation reserve	**(19)**	(9)
Net movement in hedging reserve	**7**	(5)
Vesting of share based remuneration	**-**	(1)
Total net income and (expenses) recognised directly in equity	**27**	6
Profit for the year	**629**	862
Total recognised income and (expenses) for the year	**656**	868
Total recognised income and (expenses) for the year attributable to:		
Equity holders of the Parent	**578**	765
Minority interests	**78**	103
Total recognised income and (expenses) for the year	**656**	868

Other movements in equity arising from transactions with equity holders acting in their capacity as equity holders are set out in note 6.

The above consolidated statement of recognised income and expense should be read in conjunction with the notes to the concise financial statements.

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 30 JUNE 2007

	Notes	CONSOLIDATED 2007 $m	2006 $m
Cash flows from operating activities			
Premium received		**7,149**	6,530
Reinsurance and other recoveries received		**577**	589
Claims costs paid		**(5,037)**	(4,423)
Outwards reinsurance premium expense paid		**(486)**	(434)
Dividends received		**65**	85
Interest and trust distributions received		**467**	415
Finance costs paid		**(124)**	(82)
Income taxes refunded		**12**	8
Income taxes paid		**(403)**	(497)
Other operating receipts		**1,198**	1,051
Other operating payments		**(3,017)**	(2,855)
Net cash flows from operating activities		**401**	387
Cash flows from investing activities			
Net cash flows on acquisition of subsidiaries	[illegible]	**(446)**	(92)
Proceeds from disposal of investments and property, plant and equipment		**21,961**	19,503
Outlays for investments and property, plant and equipment		**(21,659)**	(18,591)
Repayment of premium funding loans		**398**	448
Advances of premium funding loans		**(378)**	(446)
Net cash flows from investing activities		**(124)**	822
Cash flows from financing activities			
Outlays for purchase of treasury shares		**(30)**	(19)
Proceeds from issue of trust units		**1,118**	1,152
Outlays for redemption of trust units		**(1,131)**	(1,288)
Proceeds from borrowings		**969**	–
Repayment of borrowings		**(1,271)**	(46)
Dividends paid to IAG equity holders*		**(492)**	(647)
Dividends paid to minority interests		**(87)**	(89)
Proceeds from issue of shares		**1,112**	–
Share issue costs paid		**(19)**	–
Dividends received on treasury shares		**4**	–
Net cash flows from financing activities		**173**	(937)
Net movement in cash held		**450**	272
Effects of exchange rate changes on balances of cash held in foreign currencies		**(5)**	(10)
Cash and cash equivalents at the beginning of financial year		**718**	456
Cash and cash equivalents at the end of financial year		**1,163**	718

* Includes dividends settled with shares under the Dividend Reinvestment Plan (refer to note 5) and the fully underwritten 2007 interim dividend (refer to note 6).

The above consolidated cash flow statement should be read in conjunction with the notes to the concise financial statements.

This concise financial report relates to the consolidated entity consisting of Insurance Australia Group Limited ("the Company") and its subsidiaries ("IAG Group" or "Consolidated entity") for the year ended 30 June 2007. The accounting policies adopted have been consistently applied to all years presented, unless otherwise stated.

The Company is a kind referred to in Class Order 98/100, issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in financial reports. Amounts in the concise financial report have been rounded off in accordance with that Class Order to the nearest million dollars.

NOTE 1: PRESENTATION CURRENCY

The presentation currency used in this financial report is in Australian dollars.

NOTE 2: ANALYSIS OF INCOME

	CONSOLIDATED	
	2007 $m	2006 $m
(a) General insurance revenue		
Gross written premium	**7,381**	6,435
Movement in unearned premium liability	**(174)**	102
Premium revenue	**7,207**	6,537
Direct premium revenue	**7,192**	6,536
Inwards reinsurance premium revenue	**15**	1
Premium revenue	**7,207**	6,537
Reinsurance and other recoveries revenue	**871**	566
Total general insurance revenue	**8,078**	7,103
(b) Investment income		
Dividend revenue	**59**	87
Interest revenue	**442**	375
Trust revenue	**61**	33
Total investment revenue	**562**	495
Net changes in fair values of investments		
– Realised net gains and (losses)	**(23)**	162
– Unrealised net gains and (losses)	**185**	248
Total investment income	**724**	905
Represented by:		
Investment income on assets backing insurance liabilities	**381**	329
Investment income on equity holders' funds	**343**	576
	724	905
(c) Fee and other income		
Fee based revenue	**463**	218
Total fee and other income	**463**	218
(d) Share of net profit of associates	**5**	2
Total income	**9,270**	8,228

NOTE 3: SEGMENT REPORTING

(a) Primary reporting – business segments

The Parent is a non-operating holding company operating only in Australia.

The Consolidated entity operated in the general insurance industry throughout the year. Revenue from the general insurance industry is derived from underwriting insurance in Australia, New Zealand, United Kingdom and Asia and these form separate reportable segments. The reportable segments comprise the following businesses (each insurance product is predominantly short-tail in duration except where noted):

- Australia personal insurance – The Australia personal insurance business develops and underwrites personal insurance products (through direct and indirect distribution channels), and manages claims and assessing services. Insurance products include motor vehicle, home and contents, compulsory third party (long-tail), consumer credit, and niche insurance products such as pleasure craft, veteran and classic car, boat, caravan, and travel insurance. This includes personal insurance products sold in conjunction with commercial insurance products.
- Australia commercial insurance – The Australia commercial insurance business develops and underwrites insurance for businesses. Insurance products include commercial property, commercial motor and fleet motor, construction and engineering, farm, crop and livestock, home warranty, marine, public and product liability (long-tail), professional indemnity (long-tail), directors and officers (long-tail), and workers' compensation (long-tail).
- New Zealand insurance – The direct insurance business underwritten through foreign subsidiaries in New Zealand.
- United Kingdom insurance – The insurance underwriting and broker distribution services operating through foreign subsidiaries in the United Kingdom.

NOTE 3: SEGMENT REPORTING (CONTINUED)

(a) Primary reporting – business segments (continued)

- Asia insurance – The direct insurance business underwritten through foreign subsidiaries in Asia.
- Reinsurance operations – The inwards reinsurance operation and the captive reinsurer for subsidiaries operating outside Australia.
- Corporate and investments – Other activities, including corporate services, investment management and investment of the equity holders' funds.

The net outstanding claims liability for each segment includes an allocation of the diversification benefit incorporated into the risk margin relating to the combination of the segments at the Consolidated entity level. Depreciation expense is allocated to different business segments as management fees from the Corporate segment and so all depreciation relating to property, plant and equipment is treated as part of the Corporate segment.

The reportable segments have changed from those disclosed in previous periods as a result of the continued geographical expansion of the IAG Group during the current financial year. The revised business segments align with the way in which information is currently viewed by key management personnel for making strategic and operational decisions.

There are no differences between the recognition and measurement criteria used in the segment disclosures and those used in the financial statements.

2007	Australia personal insurance $m	Australia commercial insurance $m	New Zealand insurance $m	United Kingdom insurance $m	Asia insurance $m	Reinsurance operations $m	Corporate and investments $m	Inter-segment elimination $m	Total $m
External revenue	4,740	2,056	1,000	912	193	15	354	–	9,270
Intersegment revenue	–	–	5	27	6	41	–	(79)	–
Total revenue	4,740	2,056	1,005	939	199	56	354	(79)	9,270
Underwriting profit	203	172	64	(3)	1	(30)	–	–	407
Investment income net of investment fees – technical reserves	213	83	22	33	8	1	–	–	360
Insurance profit	416	255	86	30	9	(29)	–	–	767
Investment income net of investment fees – equity holders' funds	–	–	–	–	–	–	319	–	319
Share of net profit of associates	–	–	–	(2)	7	–	–	–	5
Other net operating result	–	65	–	18	(9)	–	(257)	–	(183)
Profit/(loss) before income tax	416	320	86	46	7	(29)	62	–	908
Income tax expense									(279)
Profit/(loss) for the year									629
Segment assets	6,010	4,171	674	1,762	131	83	8,835	(56)	21,610
Total assets									21,610
Segment liabilities	6,010	4,171	674	1,762	131	83	4,003	(56)	16,778
Total liabilities									16,778
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	–	–	–	–	–	–	1,746	–	1,746
Depreciation expense	21	13	4	11	2	–	10	–	61
Amortisation of acquired intangibles	–	–	–	–	–	–	55	–	55
Total depreciation and amortisation expense	21	13	4	11	2	–	65	–	116
Other non-cash expenses	46	23	11	7	–	–	6	–	93

2006	Australia personal insurance $m	Australia commercial insurance $m	New Zealand insurance $m	United Kingdom insurance $m	Asia insurance $m	Reinsurance operations $m	Corporate and investments $m	Inter-segment elimination $m	Total $m
External revenue	4,356	2,086	1,024	–	113	–	649	–	8,228
Total revenue	4,356	2,086	1,024	–	113	–	649	–	8,228
Underwriting profit	266	165	100	–	2	–	–	–	533
Investment income net of investment fees – technical reserves	197	82	30	–	1	–	–	–	310
Insurance profit	463	247	130	–	3	–	–	–	843
Investment income net of investment fees – equity holders' funds	–	–	–	–	–	–	537	–	537
Share of net profit of associates	–	–	–	–	2	–	–	–	2
Other net operating result	–	8	–	–	(7)	–	(148)	–	(147)
Profit/(loss) before income tax	463	255	130	–	(2)	–	389	–	1,235
Income tax expense									(373)
Profit/(loss) for the year									862
Segment assets	5,951	3,702	635	–	142	–	6,542	–	16,972
Total assets									16,972
Segment liabilities	5,951	3,702	635	–	142	–	2,871	–	13,301
Total liabilities									13,301
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	–	–	–	–	–	–	158	–	158
Depreciation expense	20	13	5	–	–	–	9	–	47
Amortisation of acquired intangibles	–	–	–	–	–	–	8	–	8
Total depreciation and amortisation expense	20	13	5	–	–	–	17	–	55
Other non-cash expenses	45	25	9	–	–	–	9	–	88

(b) Secondary reporting – geographical segments

The Consolidated entity operates in the Australia, New Zealand, United Kingdom and Asia (principally Thailand) general insurance industries. Each of these markets forms a separate reportable geographical segment. Australia is the IAG Group's principal market with operations covering all states and territories. The reinsurance operation is a global shared service and there is no sensible transparent manner in which to allocate the results of this operation across the geographic segments.

	Australia		New Zealand		United Kingdom		Asia		Reinsurance		Inter-segment elimination		Total	
	2007	2006	**2007**	2006	**2007**	2006	**2007**	2006	**2007**	2006	**2007**	2006	**2007**	2006
	$m	$m	**$m**	$m	**$m**	$m	**$m**	$m	**$m**	$m	**$m**	$m	**$m**	$m
External revenue	**7,106**	6,928	**1,062**	1,087	**887**	–	**196**	114	**19**	99	**–**	–	**9,270**	8,228
Segment assets	**16,685**	15,649	**1,721**	1,508	**3,581**	–	**315**	308	**228**	1,249	**(920)**	(1,742)	**21,610**	16,972
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	**57**	71	**42**	23	**1,622**	–	**1**	64	**24**	–	**–**	–	**1,746**	158

NOTE 4: EARNINGS PER SHARE

	CONSOLIDATED	
	2007 cents	2006 cents
(a) Reporting period values		
Basic earnings per ordinary share[i]	**32.79**	47.66
Diluted earnings per ordinary share	**32.59**	47.38

Note:

(i) The basic earnings per ordinary share excludes the treasury shares held in trust from the denominator of the calculation, but includes earnings attributable to those shares in the numerator, to comply with AASB 133 *Earnings per Share*. If the amounts relating to those shares are excluded from both the numerator and denominator, the basic earnings per ordinary share for the year ended 30 June 2007 would be reduced to 32.60 cents (2006 – 47.39 cents).

	2007 $m	2006 $m
(b) Reconciliation of earnings used in calculating earnings per share		
Profit for the year	**629**	862
Profit attributable to minority interests	**(77)**	(103)
Profit attributable to equity holders of the Parent which is the earnings used in calculating basic and diluted earnings per share	**552**	759

	2007 Number of shares in millions	2006 Number of shares in millions
(c) Reconciliation of weighted average number of ordinary shares used in calculating earnings per share		
Ordinary shares on issue[i]	**1,691**	1,602
Treasury shares held in trust	**(10)**	(9)
Weighted average number of ordinary shares used in the calculation of basic earnings per share	**1,681**	1,593
Weighted average number of dilutive potential ordinary shares relating to:		
– Unvested share based remuneration rights supported by treasury shares held in trust	**10**	9
Weighted average number of ordinary shares used in the calculation of diluted earnings per share	**1,691**	1,602

Note:

(i) The weighted average number of ordinary shares used to calculate the basic earnings per share includes an additional 7 million shares that are deemed to be bonus shares. These deemed bonus shares were issued in response to the $750 million institutional placement (completed on 12 December 2006) and the $125 million share purchase plan (completed on 31 January 2007) as these capital raisings were considered to be issued at a discount compared to the relevant market price and accordingly these shares are deemed to contain a bonus element. These deemed bonus shares are considered to have been issued on 1 July 2005 (being at the beginning of the corresponding prior period presented in these financial statements) and thus have a retrospective dilutive effect on the basic earnings per share.

The following matters are relevant to the determination of the weighted average number of ordinary shares:

- the reset preference shares are not considered to be dilutive potential ordinary shares even though they may convert into ordinary shares because the contingent conversion conditions were not met at the reporting date; and
- the reset exchangeable securities (refer note 8(b)) are not considered to be dilutive potential ordinary shares because the contingent conversion conditions were not met at the reporting date.

NOTE 5: DIVIDENDS

	Cents per share	Total amount $m	Payment date	Tax rate for franking credit	Percentage franked
(a) Ordinary shares					
Recognised in year ended 30 June 2007					
2007 interim dividend	**13.5**	**237**	**16 April 2007**	**30%**	**100%**
2006 final dividend	**16.0**	**255**	**9 October 2006**	**30%**	**100%**
		492			
Recognised in year ended 30 June 2006					
Special dividend	12.5	201	26 June 2006	30%	100%
2006 interim dividend	13.5	215	10 April 2006	30%	100%
2005 final dividend	14.5	231	17 October 2005	30%	100%
		647			

It is standard practice to declare the dividend for a period after the relevant reporting date. In accordance with the relevant accounting policy (refer note 1(ac) of the full financial statements) a dividend is not accrued for until it is declared and so the dividends for a period are generally recognised and measured in the financial reporting period following the period to which the dividend relates.

A special dividend was paid to shareholders during the year ended 30 June 2006 as a return of excess capital in line with the commitment to ensure capital is managed efficiently. The total special dividend is presented inclusive of transaction costs of $1.3 million.

(b) Dividend reinvestment

A Dividend Reinvestment Plan ("DRP") operates which allows equity holders to elect to receive their dividend entitlement in the form of IAG shares. The price of DRP shares is the average share market price, less a discount if any (determined by the Directors) calculated over the pricing period (which is at least five trading days) as determined by the Directors for each dividend payment date.

The DRP for the 2007 interim dividend payable on 16 April 2007 was settled with the issuance of 40.5 million fully paid ordinary shares priced at $5.8507 per share (based on the average market price for the 10 trading days from 19 March 2007 to 30 March 2007 inclusive) with 10.5 million shares issued to existing shareholders with dividend entitlements and 30 million shares issued to the underwriter of the subscriptions for the DRP. There was no discount applied.

The DRP for the 2006 final dividend payable on 9 October 2006 was settled with the on-market purchase of 15.5 million shares priced at $5.3220 per share (based on the average market price for the 10 trading days from 11 September 2006 to 22 September 2006 inclusive). There was no discount applied.

The 29.5 million shares allocated to equity holders participating in the DRP during the year ended 30 June 2006 were purchased on-market (including 8.7 million shares relating to the special dividend).

(c) Dividend not recognised at reporting date

In addition to the above dividends, the following dividend was declared after the reporting date but before finalisation of this financial report and has not been recognised in this financial report.

	Cents per share	Total amount $m	Expected payment date	Tax rate for franking credit	Percentage franked
2007 final dividend	**16.0**	**287**	**8 October 2007**	**30%**	**100%**

The dividend was declared on 24 August 2007. The Company's dividend reinvestment plan ("DRP") will operate by issuing new ordinary shares to participants. The dividend will be fully underwritten such that the shortfall in the DRP take-up will be underwritten. The last date for the receipt of an election notice for participation in the dividend reinvestment plan in relation to this final dividend is 5 September 2007.

(d) Restrictions that may limit the payment of dividends

There are currently no restrictions on the payment of dividends by the Parent other than:

- the payment of dividends generally being limited to profits subject to ongoing solvency obligations; and
- no dividends can be paid and no returns of capital can be made on ordinary shares, if distributions are not paid on the reset preference shares, unless certain actions are taken by IAG. For further details refer to note 21 of the full financial statements.

There are currently no restrictions on the payment of dividends from subsidiaries to the Parent other than:

- the payment of dividends generally being limited to profits subject to ongoing solvency obligations of the subsidiary;
- for certain subsidiaries, statutory reserve and regulatory minimum capital requirements, in particular, APRA has advised Australian general insurers that a general insurer under its supervision must obtain approval from it before declaring a dividend if the general insurer has incurred a loss, or proposes to pay dividends which exceed the level of profits earned in the current period; and
- the Lloyd's syndicate operations being subject to specific solvency calculation restrictions regarding the payment of distributions from Funds at Lloyd's.

The impact to these requirements caused by the payment of dividends is monitored. Payments of dividends from overseas subsidiaries may attract withholding taxes which have not been provided for in this financial report.

FOR THE YEAR ENDED 30 JUNE 2007

NOTE 5: DIVIDENDS (CONTINUED)

(e) Dividend franking amount

	CONSOLIDATED	
	2007 $m	2006 $m
The amount of franking credits available for the subsequent annual reporting period are:		
Franking account balance at reporting date at 30%	**570**	483
Franking credits to arise from payment of income tax payable	**51**	103
Franking debits to arise from receipt of income tax refundable	**(15)**	(20)
Franking credits to arise from receipt of dividends receivable	**2**	4
Franking credits available for future reporting periods	**608**	570
Franking account impact of dividends declared before issuance of financial report but not recognised at reporting date	**(123)**	(109)
Franking credits available for subsequent financial years based on a tax rate of 30%	**485**	461

The balance of the franking account arises from:

- franked income received or recognised as a receivable at the reporting date;
- income tax paid, after adjusting for any franking credits which will arise from the payment of income tax provided for in the financial statements; and
- franking debits from the payment of dividends recognised as a liability at the reporting date.

In accordance with the tax consolidation legislation, the Parent, as the head entity in the tax consolidated group, has also assumed the benefit of the franking credits available. The consolidated amounts include franking credits that would be available to the Parent if distributable profits of non-wholly owned subsidiaries were paid as dividends.

All of the distributions paid in relation to the reset preference shares and the interest payments in relation to the reset exchangeable securities for the current financial year were fully franked at 30% (2006 – fully franked at 30%).

NOTE 6: RECONCILIATION OF TOTAL EQUITY

	CONSOLIDATED			
	2007 Number of shares in millions	2006 Number of shares in millions	**2007 $m**	2006 $m
Share capital				
Ordinary shares				
Balance at the beginning of the financial year	**1,595**	1,594	**3,263**	3,263
Shares issued under institutional placement	**136**	–	**750**	–
Institutional placement share issue costs, net of tax	**–**	–	**(13)**	–
Shares issued under Share Purchase Plan	**23**	–	**125**	–
Share Purchase Plan issue costs, net of tax	**–**	–	**(1)**	–
Shares issued for the fully underwritten dividend	**40**	–	**237**	–
Shares issued under Performance Share Rights Plan	**–**	1	**–**	–
Balance at the end of the financial year	**1,794**	1,595	**4,361**	3,263
Treasury shares held in trust				
Balance at the beginning of the financial year	**(8)**	(6)	**(40)**	(34)
Acquisition of shares	**(5)**	(2)	**(30)**	(19)
Shares vested and/or released to participants	**–**	–	**1**	13
Balance at the end of the financial year	**(13)**	(8)	**(69)**	(40)

NOTES TO THE CONCISE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2007

	CONSOLIDATED	
	2007 $m	2006 $m
(a) Share capital (refer above)	**4,361**	3,263
(b) Treasury shares held in trust (refer above)	**(69)**	(40)
(c) Reserves		
Foreign currency translation reserve		
Balance at the beginning of the financial year	**(15)**	(6)
Net exchange difference on translation of foreign operations	**(73)**	(18)
Hedge of net investment in a subsidiary	**54**	9
Balance at the end of the financial year	**(34)**	(15)
Share based remuneration reserve		
Balance at the beginning of the financial year	**19**	13
Charged to profit for the year	**15**	19
Transfers from the reserve upon vesting of rights/shares	**(1)**	(13)
Balance at the end of the financial year	**33**	19
Hedging reserve		
Balance at the beginning of the financial year	**(10)**	(5)
Net movements in fair value of derivatives forming hedge	**(30)**	1
Net movements in fair value recognised in profit	**40**	(8)
Net tax impact on movements	**(3)**	2
Balance at the end of the financial year	**(3)**	(10)
Total reserves	**(4)**	(6)
(d) Retained earnings		
Balance at the beginning of the financial year	**274**	142
Profit attributable to equity holders of the Parent	**552**	759
Actuarial gains and (losses) on defined benefit superannuation plans, net of tax	**39**	21
Vesting of share based remuneration	**–**	(1)
Dividends declared and paid	**(492)**	(647)
Acquisition of minority interest in subsidiaries	**(5)**	–
Dividends on treasury shares held in trust	**4**	–
Balance at the end of the financial year	**372**	274
Parent interest	**4,660**	3,491
(e) Minority interests		
Balance at the beginning of the financial year	**180**	164
Profit attributable to minority interests	**77**	103
Actuarial gains and (losses) on defined benefit superannuation plans, net of tax, attributable to minority interests	**1**	–
Distributions to minority interests	**(86)**	(89)
Business combination	**–**	2
Balance at the end of the financial year	**172**	180
Minority interests comprising:		
– Share capital	**126**	126
– Retained earnings	**46**	54
Minority interests	**172**	180
Total equity	**4,832**	3,671

NOTE 7: ACQUISITIONS AND DISPOSALS OF BUSINESSES

(a) Acquisition of subsidiaries

Details of acquisitions of subsidiaries for the financial year ended 30 June 2007 are as follows:

(i) Acquisition of a United Kingdom based general insurance business and insurance broker

On 4 December 2006, the Consolidated entity announced that it would acquire EIG (Investments) Limited, the holding company of the Equity Insurance Group. Equity Insurance Group is the United Kingdom's fifth largest motor underwriter, the eighth largest motor insurance broker and the largest motorcycle insurer. It operates through two key businesses – Equity Insurance Brokers and Equity Red Star, Lloyd's largest motor insurance syndicate.

The acquisition was completed on 8 January 2007 upon receipt of regulatory approval. The IAG Group consolidated Equity Insurance Group from and including 1 January 2007.

The total consideration for the acquisition was $1,425 million (including transaction costs) and was funded by the issue of ordinary shares, raising of long term debt and use of existing internal funds. Fund raisings included:

- $750 million of ordinary share capital issued through an institutional placement at $5.50 per ordinary share (completed 12 December 2006);
- GBP250 million ($625 million) of GBP subordinated term notes placed to UK institutional investors (completed 21 December 2006). GBP140 million ($350 million) of the proceeds of the notes were used to repay the short term bank loans raised for the acquisition of Hastings and Advantage;
- $125 million of ordinary share capital issued through a Share Purchase Plan at $5.50 per ordinary share (completed 31 January 2007);
- GBP37 million ($93 million) of unsecured notes issued; and
- sell down of $190 million of assets from existing internal funds.

The key changes made to bring the financial position of the acquired entities prepared in accordance with UK GAAP in line with the significant accounting policies of the Consolidated entity related to alignment of outstanding claims liability reserving policies. After those adjustments were made there were no significant fair value adjustments acquired. The fair value of the net assets and liabilities acquired are provisional.

(ii) Acquisition of a United Kingdom based insurance broker and general insurance business

The Consolidated entity, effective 29 September 2006, acquired 100% of the share capital of Hastings Insurance Services Limited ("Hastings") and Advantage Insurance Company Limited ("Advantage") which are involved in general insurance broking and underwriting in the United Kingdom, for total acquisition cost (including transaction costs) of $349 million.

The key changes made to bring the financial position of the acquired entities prepared in accordance with UK GAAP in line with the significant accounting policies of the Consolidated entity related to alignment of outstanding claims liability reserving policies. After those adjustments were made, there was only one significant fair value adjustment that revalued a property upwards from its historical cost. The fair value of the net assets and liabilities acquired are provisional.

(iii) Acquisitions of a Lloyd's managing agency and specialist Asian syndicate

Effective from 3 July 2006 the Consolidated entity acquired a newly formed Lloyd's managing agency and specialist Asian syndicate to support the development and management of its expanding Asia business for a total acquisition cost of $23 million. The businesses operate as Alba Group Pte Limited ("Alba"). The syndicate has access to all markets in which Lloyd's is licensed.

(iv) Acquisition of a Northern Ireland based insurance broker business

The Consolidated entity acquired Open & Direct Insurance Services Limited ("Open & Direct") and its subsidiaries effective 17 January 2007 for a total acquisition cost (including transaction costs) of $57 million.

Details of the financial impact of the acquisitions made are as follows:

	CONSOLIDATED			
2007	Open & Direct $m	Alba $m	Hastings and Advantage $m	Equity Insurance Group $m
Purchase price:				
Cash paid	55	-	346	1,323
Deferred settlement	-	23	-	93[i]
Costs directly associated with acquisition	2	-	3	9
Total purchase consideration	57	23	349	1,425
Fair value of net identifiable assets acquired:				
Cash and cash equivalents	9	-	81	1,202
Investments	-	-	187	889
Receivables	6	-	114	463
Deferred acquisition costs	-	-	8	104
Property, plant and equipment	1	-	34	51
Deferred tax assets	-	-	-	81
Capitalised software development expenditure	-	-	-	31
Payables	(16)	-	(78)	(91)
Current tax liabilities	(1)	-	(3)	-
Unearned premium liability	-	-	(138)	(383)
Outstanding claims liability	-	-	(132)	(1,044)
Interest bearing liabilities	-	-	(71)	(906)
Other	(1)	-	23	(115)
Net identifiable assets acquired during the financial year	(2)	-	25	282
Intangible assets	45	-	168	598
Goodwill	14	23	156	545
	59	23	324	1,143

Note:
(i) Deferred settlement on Equity Insurance Group comprised of unsecured notes and deferred award rights.

The fair value of assets and liabilities is based on discounted cash flow models or the book values have been used as a proxy for fair value. In addition to the intangible assets recognised and disclosed above, there are other intangible benefits that have been acquired as part of the transactions. These benefits have not been recognised separately from goodwill because they were not separately recognisable and/or were not able to be reliably measured. These assets are principally the value of the workforce acquired and the value of cost and revenue synergies.

The measurement of identifiable intangible assets acquired in a business combination is highly subjective and there are a range of possible values that could be attributed for initial recognition. The IAG Group uses the skills and experience of valuation specialists in establishing an initial range within which the fair value is to be recognised. Judgement is then applied in selecting the value to be recognised on the balance sheet. Judgement is also applied in determining the useful life of the intangible assets which impacts directly on the amortisation charges to be incurred following an acquisition.

NOTE 7: ACQUISITIONS AND DISPOSALS OF BUSINESSES (CONTINUED)

(a) Acquisition of subsidiaries (continued)

2007	Open & Direct $m	Alba $m	Hastings and Advantage $m	Equity Insurance Group $m
	CONSOLIDATED			
The net cash flow in relation to acquisitions is as follows:				
Cash consideration paid	57	–	349	1,332
Cash balance acquired	(9)	–	(81)	(1,202)
Net outflow of cash	48	–	268	130
Contribution from the acquired businesses (from date of acquisition):				
Income	n/a*	12	329	557
Profit/(loss) before income tax	n/a*	(13)	(21)	2

* Amounts for Open & Direct are included in the disclosure for Equity Insurance Group for these items.

The income, gross written premium and profit of the Consolidated entity for the year ended 30 June 2007 would have increased by $578 million and $408 million and $43 million respectively, had the subsidiaries acquired during the financial year been consolidated from the beginning of the financial year.

This information is at least in part based on the acquiree's unaudited management accounts prepared in accordance with the acquiree's accounting policies and does not include fair value adjustments. This information is not necessarily indicative of the operating results that would have occurred if the acquisition had been completed at the beginning of the financial year or of the operating results in future years at least in part because the information does not include expenses relating to integration of the businesses or the operating synergies to be realised.

Details of acquisitions of subsidiaries for the financial year ended 30 June 2006 are as follows:

(i) Acquisition of a Thailand based general insurance business

The Consolidated entity acquired all of the ordinary shares in IAG Insurance (Thailand) Ltd ("IAG Thailand") (formerly Royal and Sun Insurance Alliance (Thailand) Ltd) effective 4 July 2005. This subsidiary is involved in general insurance underwriting in Thailand.

The key changes made to bring the financial position of IAG Thailand prepared in accordance with Thai GAAP in line with the significant accounting policies of the Consolidated entity related to an analysis of all insurance products on offer to confirm the status as insurance contracts, the measurement of all investments at fair value through profit or loss, and the alignment of outstanding claims liability reserving policies. After those adjustments were made, there were no significant fair value adjustments required.

(ii) Acquisition of a further interest in a Thailand based listed general insurance business

On 10 February 2006, an additional 16.7% interest was acquired in Safety Insurance Public Company Limited ("Safety Insurance") taking the then 21.6% shareholding to 38.3%. A general tender offer to all Safety Insurance shareholders was subsequently lodged at the end of February 2006. The tender closed on 27 March 2006 with the Consolidated entity holding 96.09% of the voting share capital. The entity has been deemed to be a subsidiary from 31 March 2006.

Safety Insurance, which has been listed on the Stock Exchange of Thailand since 1977, is Thailand's seventh largest general insurer and sixth largest motor insurer and generated approximately A$100 million in gross written premium per annum at the time. Providing predominantly motor insurance, as well as fire, marine and other general insurance, Safety Insurance distributes its products through insurance agents and brokers, as well as selling direct to customers.

The key changes made to bring the financial position of Safety Insurance prepared in accordance with Thai GAAP to comply with the significant accounting policies of the Consolidated entity related to an analysis of all insurance products on offer to confirm the status as insurance contracts, the measurement of all investments at fair value through profit or loss, and the alignment of outstanding claims liability reserving policies. After those adjustments were made, there were no significant fair value adjustments required.

(iii) Acquisition of a specialist New Zealand underwriter

On 3 May 2006 IAG New Zealand Limited acquired a 51% share of DriveRight Limited, a specialist underwriter of mechanical breakdown insurance in New Zealand, with a contractual obligation, subject to certain criteria being satisfied, to acquire the remaining 49% on or before 31 August 2008. This obligation was fulfilled in October 2006 (see note 7(b)).

Details of the financial impact of the acquisitions made are as follows:

	CONSOLIDATED	
2006	Safety Insurance $m	IAG Thailand $m
Purchase price:		
Cash paid	68	34
Costs directly associated with acquisition	2	2
Total purchase consideration	70	36
Fair value of net identifiable assets acquired:		
Cash and cash equivalents	10	6
Investments	107	18
Receivables	30	22
Deferred acquisition costs	–	1
Property, plant and equipment	9	1
Deferred tax assets	8	–
Capitalised software development expenditure	(19)	(18)
Payables	(3)	(1)
Current tax liabilities	(58)	(5)
Unearned premium liability	(30)	(14)
Other	(2)	–
Less: transfer of associate to subsidiary	(11)	–
Net identifiable assets acquired during the financial year	41	10
Intangible assets	–	5
Goodwill*	29	21
	29	26

* The goodwill on Safety Insurance includes the goodwill amount on the first acquisition in 1998 (which rounded to zero).

The fair value of assets and liabilities are based on discounted cash flow models or the book values have been used as a proxy for fair value. In addition to the intangible assets recognised and disclosed above, there are other intangible benefits that have been acquired as part of the transactions. These benefits have not been recognised separately from goodwill because they were not separately recognisable and/or were not able to be reliably measured. These assets are principally the value of the workforce acquired and the value of cost and revenue synergies.

The net cash flow in relation to acquisitions is as follows:		
Cash consideration paid	70	36
Cash balance acquired	(10)	(6)
Net outflow of cash	60	30
Contribution from the acquired businesses (from date of acquisition):		
Income	28	37
Profit/(loss) before income tax	1	1

The gross written premium and profit of the Consolidated entity for the year ended 30 June 2006 would have been higher by $63 million and $3 million respectively, had the subsidiaries acquired during the year been consolidated from the beginning of the financial year.

NOTE 7: ACQUISITIONS AND DISPOSALS OF BUSINESSES (CONTINUED)

(b) Other acquisitions

Details of other acquisitions for the financial year ended 30 June 2007 are as follows:

(i) Mike Henry Travel Insurance Limited

On 7 July 2006 the remaining 49.9% share of Mike Henry Travel Insurance Limited, a specialist travel underwriter, was acquired for a purchase consideration of $4 million.

(ii) DriveRight Limited

On 20 October 2006 IAG New Zealand Limited acquired the remaining 49% share of DriveRight Limited, a specialist underwriter of mechanical breakdown insurance in New Zealand, was acquired for a purchase consideration of $2 million.

Details of other acquisitions for the financial year ended 30 June 2006 are as follows:

(i) Acquisition of an interest in a Malaysian based composite insurance business

On 31 March 2006, the Consolidated entity acquired a 30% strategic stake in AmAssurance Berhad, a Malaysian based general and life insurer. Based on the annual report for the year ended 31 March 2006 prepared under Malaysian generally accepted accounting principles, AmAssurance Berhad had gross assets of RM1,783 million (approximately $653 million). The general insurance operations generate an annual gross written premium of RM438 million (approximately $161 million).

(c) Disposal of subsidiaries

During the financial year ended 30 June 2007 there were no disposals of subsidiaries by the Consolidated entity.

During the year ended 30 June 2006 the Consolidated entity disposed of New Zealand Car Parts Limited. As this disposal was not significant to the Consolidated entity no further disclosure is provided.

NOTE 8: CONTINGENCIES

(a) Contingent liabilities

Contingent liabilities are not recognised on the balance sheet but are disclosed here where the possibility of settlement is less than probable but more than remote. Provisions are not required with respect to these matters as it is not probable that a future sacrifice of economic benefits will be required or the amount is not reliably measurable. If settlement becomes probable, a provision is recognised. The best estimate of the settlement amount is used in measuring a contingent liability for disclosure.

In the normal course of business, transactions are entered into that may generate a range of contingent liabilities. These include:

(i) litigation arising out of insurance policies;

(ii) Hastings Insurance Services Limited ("Hastings"), a wholly owned subsidiary of IAG, has received a claim for alleged breaches of its duties under an agency agreement. The claim is for loss and damage suffered in excess of $24 million. Hastings was acquired by the Consolidated entity on 29 September 2006. The claims against Hastings may, if proved, constitute a breach of warranty under the Share Purchase Agreement ("SPA") relating to the Hastings acquisition, which if proved, would give rise to warranty claims against the previous owner;

(iii) undertakings for maintenance of net worth and liquidity support to subsidiaries in the Consolidated entity. It is normal practice to provide wholly owned subsidiaries with support and assistance as may be appropriate with a view to enabling them to meet their obligations and to maintain their good standing. Such undertakings constitute a statement of present intent only and are not intended to give rise to any binding legal obligation;

(iv) guarantees for performance obligations, including a guarantee in relation to a standby letter of credit issued in support of the Consolidated entity's participation in Lloyd's of London; and

(v) there is a potential assessment by the United Kingdom tax authority of outstanding tax payments relating to Hastings for tax years prior to the date when the company was acquired by the IAG Group. The amount of the assessment would not be significant to the IAG Group. The claim, if successful, would give rise to a claim under a tax indemnity provided by the previous owner.

It is not believed that there are any other potential material exposures to the Consolidated entity and there are no known events that would require it to satisfy the guarantees or take action under a support agreement.

(b) Reset exchangeable securities

In respect of the issue of reset exchangeable securities ("RES") by a wholly owned subsidiary, IAG Finance (New Zealand) Limited ("IAGF NZ"):

(i) IAGF NZ has granted to Permanent Trustee Company Limited ("Trustee"), the trustee of the RES, a fixed charge over its right, title and interest in the payments to it under the Portfolio Management Agreement and certain intragroup receivables. IAG Portfolio Limited, a wholly owned subsidiary of IAG, has granted to the Trustee a mortgage over IAG Portfolio Limited's portfolio of investments ("Portfolio") and a floating charge over its rights, property and undertaking as security to the RES holders.

(ii) Insurance Australia Limited has put in place an interest rate floor with IAG Portfolio Limited in the event the bank bill rate applicable to the calculation of the interest rate payable on the RES falls below a specified rate. This will enable IAG Portfolio Limited to generate sufficient income to allow IAGF NZ to make part or full interest payments on the RES.

(iii) In the event of an interest payment on the RES being unfranked, IAG must pay an amount into IAG Portfolio Limited to fund a gross-up of the interest payment on the RES.

(iv) IAG may exchange some or all of the RES for preference shares issued by IAG at any time. This exchange right is considered an embedded derivative within the RES and is recognised at fair value on the balance sheet. The exchange right has been assessed as having a fair value of $Nil at 30 June 2007 (2006 – $Nil).

(v) IAGF NZ may, in relation to the RES, change their terms, redeem them for cash or convert them into ordinary shares issued by IAG on any reset date. The next reset date is 15 March 2010.

(vi) IAGF NZ may, in relation to the RES, redeem them for cash or convert them into ordinary shares issued by IAG, if a tax event, regulatory event or acquisition event, as defined in the RES terms, occurs.

(vii) RES holders may redeem the RES on any reset date or if a trigger event, as defined in the RES terms, occurs.

(viii) IAG has an obligation to pay all costs, charges and expenses in managing the Portfolio including costs of the trustee and custodian.

(ix) IAG and other members of the IAG Group may be entitled to any surplus in the Portfolio from excess income from the Portfolio after the payment of aggregate interest payments on the RES or from excess net assets of the Portfolio after the payment of aggregate redemption amounts on the RES.

(c) Fiduciary activities

The Consolidated entity's fiduciary activities consist of investment management and other fiduciary activities conducted as manager, custodian or trustee for a number of investments and trusts. The funds managed on behalf of third parties which are not included in the Consolidated entity's balance sheet had a fair value as at 30 June 2007 of $2,012 million (2006 – $1,969 million). This does not include the investment by third parties in the IAG Asset Management Wholesale Trusts presented as minority interests in unitholders' funds on the balance sheet. The Consolidated entity is exposed to operational risk relating to managing these funds on behalf of third parties.

NOTE 9: EVENTS SUBSEQUENT TO REPORTING DATE

As the following transactions occurred after reporting date and did not relate to conditions existing at reporting date, no account has been taken of them in the financial statements for the year ended 30 June 2007.

(a) Declaration of final dividend

On 24 August 2007, a final dividend of 16 cents per share, 100% franked, was declared by the Company. The dividend will be paid on 8 October 2007. The Company's dividend reinvestment plan ("DRP") will operate by issuing new ordinary shares to participants. The dividend will be fully underwritten such that the shortfall in the DRP take up will be underwritten.

(b) Sale of premium funding business

On 17 August 2007, a contract was entered into for the sale of the existing and ongoing loan business of CGU Premium Funding Pty Limited. It is expected that the transaction will be completed in September 2007.

DIRECTORS' DECLARATION

In the opinion of the Directors of Insurance Australia Group Limited, the accompanying concise financial report of the Consolidated entity, comprising Insurance Australia Group Limited and its subsidiaries for the year ended 30 June 2007, set out on pages 59 to 75:

(a) complies with Australian Accounting Standard AASB 1039 *Concise Financial Reports*;

(b) has been derived from or is consistent with the full financial report for the financial year; and

(c) cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the Consolidated entity as the full financial report, which is available on request.

Signed at Sydney this 24th day of August 2007 in accordance with a resolution of the Directors.

James Strong

James Strong
Director

Michael Hawker
Director

INDEPENDENT AUDITOR'S REPORT

TO THE EQUITY HOLDERS OF INSURANCE AUSTRALIA GROUP LIMITED

KPMG

The accompanying concise financial report of the Consolidated entity comprising Insurance Australia Group Limited (the "Company"), and its subsidiaries comprises the consolidated balance sheet as at 30 June 2007, the consolidated income statement, consolidated statement of recognised income and expense and consolidated cash flow statement for the year then ended and related notes 1 to 9, derived from the audited financial report of Insurance Australia Group Limited and its subsidiaries for the year ended 30 June 2007. The concise financial report does not contain all the disclosures required by Australian Accounting Standards.

As permitted by the Corporations Regulations 2001, the Company has disclosed information about the remuneration of directors and executives ("remuneration disclosures"), required by Australian Accounting Standard AASB 124 *Related Party Disclosures*, under the heading "Remuneration Report – sections A to D" in the directors' report and not in the concise financial report. We have audited these remuneration disclosures.

DIRECTORS' RESPONSIBILITY FOR THE CONCISE FINANCIAL REPORT AND THE AASB 124 REMUNERATION DISCLOSURES CONTAINED IN THE DIRECTORS' REPORT

The directors of the Company are responsible for the preparation and presentation of the concise financial report in accordance with Australian Accounting Standard AASB 1039 *Concise Financial Reports* and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation of the concise financial report; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. The directors are also responsible for the Remuneration Report contained in the directors' report.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on the concise financial report based on our audit procedures. We have conducted an independent audit in accordance with Australian Auditing Standards, of the financial report and the Remuneration Report of Insurance Australia Group Limited and its subsidiaries for the year ended 30 June 2007. Our audit report on the financial report and the Remuneration Report for the year was signed on 24 August 2007 and was not subject to any modification. The Australian Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report and the Remuneration Report for the year are free of material misstatement.

Our procedures in respect of the concise financial report include testing that the information in the concise financial report is derived from, and is consistent with, the financial report for the year, and examination on a test basis, of evidence supporting the amounts, and other disclosures which were not directly derived from the financial report for the year. These procedures have been undertaken to form an opinion whether, in all material respects, the concise financial report complies with Australian Accounting Standard AASB 1039 *Concise Financial Reports*.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

AUDITOR'S OPINION

In our opinion the concise financial report of Insurance Australia Group Limited and its subsidiaries for the year ended 30 June 2007 complies with Australian Accounting Standard AASB 1039 *Concise Financial Reports*.

KPMG

KPMG

Brian Greig
Partner

Sydney
24 August 2007

INDEPENDENT VERIFICATION STATEMENT

TO THE BOARD AND STAKEHOLDERS OF INSURANCE AUSTRALIA GROUP (IAG)

IAG commissioned Net Balance Management Group Pty Ltd (Net Balance) to provide independent verification of selected sustainability performance data (the Performance Data) for the year ended 30 June 2007, as reported in the IAG Annual Report 2007 (the Report) on page 1, and reported in the IAG Concise Annual Report 2007 (also referred to as the Report) on page 1. IAG was responsible for the preparation of the report and the information and assessments contained within it, for determining IAG's sustainability performance objectives, and for establishing and maintaining appropriate performance management and internal control systems from which the reported information is derived. This statement represents the verification team's independent opinion. Net Balance's responsibility in performing our verification activities is to the management of IAG alone and in accordance with the terms of reference agreed with them. Any reliance any such third party may place on the Report is entirely at their own risk.

VERIFICATION OBJECTIVE

The objective of the verification process is to provide IAG and its stakeholders with an independent opinion on the accuracy of the sustainability information presented within this Report. This is confirmed through verification of the information provided at a broad desk-top level, reviewing underlying systems, processes and competencies that support data presented.

VERIFICATION PROCESS AND LIMITATIONS

Our approach to assurance provision is aligned to the AA1000 Assurance Standard. The data verification engagement was undertaken in August 2007, and is combined with the overall assurance over IAG's Sustainability Report 2007 produced separately. IAG applies its own internal reporting guidelines for sustainability reporting ("the Criteria"), a concise version of which can be found in the Glossary in the report. Accordingly, the verification process involved:

- the examination of the aggregation and/or derivation of, and underlying evidence for Australian and New Zealand business data relating to employee engagement survey response rate and score, customer satisfaction, community investment and carbon dioxide emissions (page 1 of the Report); and
- a review of the internal control structure which management has established and from which the above data have been derived.

Our scope of work did not involve verification of the accuracy and robustness of financial data, other than that relating to environmental, social or broader economic aspects of performance as discussed above.

OUR INDEPENDENCE AND CREDENTIALS

Independence was ensured by selecting a verification team that had no other involvement with IAG during the reporting period that could impair the team's independence or objectivity. Net Balance was not responsible for preparation of any part of this Report. Net Balance has not undertaken any commissions for IAG in the reporting period concerning reporting or data collection. The team comprised of individuals with expertise in the insurance and finance sector and in environmental and social performance measurement. The verification team has collectively undertaken over 60 assurance engagements in Australia over the past 10 years and is also led by a Lead Sustainability Assurance Practitioner (Lead CSAP) accredited by the Independent Register of Certified Auditors (IRCA UK).

OUR OPINION

Based on the scope of the verification process, the following represents Net Balance's opinion:

- The findings of the engagement provide confidence in the reporting processes and systems established. The level of data accuracy was found to be high. Data trails selected were easily identifiable and traceable, and the personnel responsible were able to reliably demonstrate the origin(s) and interpretation of data.
- The internal review process established for both Australian and New Zealand data is appropriate and provides quality control around the data derived.

CONCLUSIONS AND RECOMMENDATIONS

The following key recommendations are made:

- Consistency between Australian and New Zealand definitions for certain data sets needs to be improved. This will also present a challenge when data from the United Kingdom and Asian operations are included in the future.
- Community investment data requires further improvement to definition and collation.
- Data that is provided by external parties generally lacked the level of accuracy found in internally sourced data. This requires further process improvements.

Net Balance has provided suggestions for reporting improvement in some areas outlined in a more detailed report presented to IAG management.

On behalf of the verification team

24th August 2007
Melbourne, Australia

Terence Jeyaretnam
Director, Net Balance & Lead CSAP (IRCA UK)

You can access information about Insurance Australia Group Limited including company announcements, presentations and reports at www.iag.com.au.

ASX CODES
Insurance Australia Group Limited's shares are listed on the ASX under:

IAG Ordinary Shares;

IAGPA Reset Preference Shares – RPS1; and

IAGPB Reset Preference Shares – RPS2.

Insurance Australia Group Limited's wholly owned subsidiary IAG Finance (New Zealand) Limited issued Reset Exchangeable Securities in January 2005 and they are listed on the ASX under:

IANG Reset Exchangeable Securities – RES.

ANNUAL REPORT
Recent amendments to the *Corporations Act 2001* have changed the obligations of Companies regarding the provision of Annual Reports to shareholders. The default option for receiving Annual Reports has changed from a printed copy to an electronic copy via IAG's website.

Details of the legislation change and the options available are set out in the enclosed form. If you require further information please contact the Share Registry on 1300 360 688.

ANNUAL GENERAL MEETING (AGM)
The 2007 AGM of Insurance Australia Group Limited will be held on Tuesday, 13 November 2007 at 10:00am at the Wesley Conference Centre, 220 Pitt Street, Sydney NSW 2000. The AGM will be webcast live on the internet at www.iag.com.au and an archive version will be placed on the website to enable the AGM to be viewed at a later time.

ONLINE PROXY VOTING
Shareholders can lodge proxies electronically for the 2007 AGM at www.iag.com.au. You will need your Securityholder Reference Number (SRN) or Holder Identification Number (HIN), which is shown in the top right corner of your Proxy Form.

QUESTIONS TO THE AUDITOR
If you would like to submit a written question to the Company's auditor relating to the auditor's report or the conduct of the audit please use the reply paid envelope provided or fax to (02) 8235 8220 by 5:00pm on Tuesday 6 November 2007. Alternatively you may submit a question, after completing your proxy online at www.iag.com.au. Members will also be given a reasonable opportunity to ask questions of the auditor at the AGM.

DIVIDEND PAYMENT METHODS
Insurance Australia Group Limited no longer pays Australian resident shareholders' dividend payments by cheque. Shareholders should provide the Share Registry with their alternative instructions as detailed below.

IAG – Ordinary Shareholders:

- paid directly into your Australian bank, credit union or building society account; or
- eligible ordinary shareholders can choose to participate in IAG's Dividend Reinvestment Plan (DRP) providing the option to increase your shareholding without incurring brokerage or GST.

IAGPA and IAGPB – Reset Preference Shareholders:

- paid directly into your Australian bank, credit union or building society account.

For further details and forms visit www.iag.com.au or call the Share Registry on 1300 360 688.

MANAGE YOUR HOLDING
Using your SRN or HIN and postcode of your registered address you can manage your holding online by registering for Computershare's Investor Centre at www.iag.com.au/shareholder/manage/index.shtml where you will be able to:

- view your holding balance;
- change your address;
- retrieve holding statements, including your dividend payment advice;
- set up payment instructions;
- sign up for electronic shareholder communications, including the Annual Report via email;
- add/change TFN/ABN details;
- sell qualified shares without a broker; and
- access personalised shareholder forms.

Shareholders may also complete a number of transactions or request a form over the phone by contacting the Share Registry on 1300 360 688

UNSOLICITED OFFERS FOR IAG SHARES
IAG shareholders may have been contacted by organisations who have offered to buy their shares at a price well below the price they could receive if they sold their shares on the Australian Securities Exchange Limited (ASX).

If shareholders receive an offer to sell their shares, they should carefully consider their options when deciding whether or not to accept it, particularly if the offer is below the price that the shares are trading on the ASX. Rather than accepting an undervalued offer, shareholders could consider either not accepting or if they wanted to sell their shares, sell them at the current market price, through a broker who is licenced to trade on the ASX.

If you wish to sell your shares but would like more information, you should seek independent financial advice.

EMAIL ENQUIRIES
If you have a question concerning your shareholding, you can email your enquiry directly to iag@computershare.com.au. If your question relates to an IAG company matter and the response is not on the IAG website, you can email your question to investor.relations@iag.com.au.

TFN, ABN OR EXEMPTION
You are strongly advised to lodge your TFN, ABN or exemption. If you choose not to lodge these details with the Share Registry, then Insurance Australia Group Limited is obliged to deduct tax at the highest marginal tax rate (plus the Medicare levy) from the unfranked portion of any dividend payment.

SHAREHOLDER INFORMATION

ORDINARY SHARES INFORMATION

IMPORTANT DATES

	2007
IAG year end	30 June
Full year results and dividend announced	24 August
Record date for final dividend	5 September
Annual Report and Notice of Meeting mailout commences	26 September
Final dividend paid	8 October
Written questions for the auditor close (5:00pm)	6 November
Proxy return closes (10:00am)	11 November
Annual General Meeting (10:00am)	13 November
IAG half-year end	31 December

Please note dates are subject to change.

TWENTY LARGEST SHAREHOLDERS AS AT 29 AUGUST 2007

	UNITS	ISSUED CAPITAL %
J P MORGAN NOMINEES AUSTRALIA LIMITED	251,502,748	14.01
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	125,056,031	6.97
NATIONAL NOMINEES LIMITED	120,741,545	6.73
ANZ NOMINEES LIMITED <CASH INCOME A/C>	60,635,418	3.38
CITICORP NOMINEES PTY LIMITED	48,293,990	2.69
RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED <BKCUST A/C>	26,235,376	1.46
COGENT NOMINEES PTY LIMITED	21,494,281	1.21
QUEENSLAND INVESTMENT CORPORATION	19,091,149	1.06
CITICORP NOMINEES PTY LIMITED <CFS WSLE GEARED SHR FND A/C>	17,689,479	0.99
CITICORP NOMINEES PTY LIMITED <CFS WSLE IMPUTATION FND A/C>	15,437,175	0.86
AUSTRALIAN REWARD INVESTMENT ALLIANCE	14,908,974	0.83
CITICORP NOMINEES PTY LIMITED <CFS WSLE 452 AUST SHARE A/C>	14,838,373	0.83
UBS NOMINEES PTY LTD	13,101,041	0.73
CITICORP NOMINEES PTY LIMITED <CFS IMPUTATION FUND A/C>	10,286,884	0.57
AMP LIFE LIMITED	9,346,713	0.52
IAG SHARE PLANS NOMINEE PTY LIMITED <IAG PAR UNALLOCATED A/C>	8,587,035	0.48
CITICORP NOMINEES PTY LIMITED <CFSIL CFSWS GEAR 452 AU A/C>	7,155,423	0.40
CITICORP NOMINEES PTY LIMITED <CFS WSLE AUST SHARE FND A/C>	7,053,983	0.39
ARGO INVESTMENTS LIMITED	5,783,333	0.32
WARBONT NOMINEES PTY LTD <SETTLEMENT ENTREPOT A/C>	4,934,836	0.27
TOTAL FOR TOP TWENTY	**802,173,787**	**44.70**

RANGE OF SHAREHOLDERS AS AT 29 AUGUST 2007	NO OF HOLDERS	NO OF SHARES	ISSUED CAPITAL %
1 – 1,000	609,908	320,524,274	17.86
1,001 – 5,000	301,869	459,226,947	25.59
5,001 – 10,000	5,612	38,952,131	2.17
10,001 – 100,000	2,770	56,258,406	3.13
100,001 and over	199	919,671,934	51.25
Total	**920,358**	**1,794,633,692**	**100.00**
Shareholders with less than a marketable parcel of 99 shares as at 29 August 2007	13,367	372,554	

DIVIDEND DETAILS

Share Class	Dividend	Franking	Amount per Share	DRP Issue Price	Payment Date
Ordinary	Interim	Fully Franked	13.5 cents	$5.8507	16 April 2007
Ordinary	Final	Fully Franked	16.0 cents	*	8 October 2007

* The DRP issue price for the final dividend is scheduled to be announced on 2 October 2007.

SUBSTANTIAL HOLDINGS AS AT 29 AUGUST 2007

The two shareholders who had a substantial shareholding as at 29 August 2007 were The Capital Group Companies, Inc. who held 110,072,164 ordinary shares representing 6.13% of the ordinary shares on issue (by notice dated 12 July 2007) and Commonwealth Bank of Australia who held 171,285,124 ordinary shares representing 9.54% of the ordinary shares on issue (by notice dated 27 July 2007).

IAGPA RESET PREFERENCE SHARES INFORMATION

IMPORTANT DATES

	2007
Record date for final dividend	30 November
Interim dividend paid	17 December

Please note dates are subject to change.

TWENTY LARGEST SHAREHOLDERS AS AT 29 AUGUST 2007

	UNITS	ISSUED CAPITAL %
J P MORGAN NOMINEES AUSTRALIA LIMITED	440,101	12.58
UBS NOMINEES PTY LTD	171,233	4.89
CITICORP NOMINEES PTY LIMITED	129,677	3.71
ANZ NOMINEES LIMITED <CASH INCOME A/C>	123,809	3.54
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	80,750	2.31
TRESCO HOLDINGS PTY LTD	73,364	2.10
CITICORP NOMINEES PTY LIMITED <CFSIL CFS WS ENH YIELD A/C>	61,306	1.75
M F CUSTODIANS LTD	49,769	1.42
ARMADA INVESTMENTS PTY LTD	39,500	1.13
ARGO INVESTMENTS LIMITED	30,800	0.88
UBS WEALTH MANAGEMENT AUSTRALIA NOMINEES PTY LTD	26,579	0.76
NATIONAL NOMINEES LIMITED	25,346	0.72
G JAMES AUSTRALIA PTY LTD	25,000	0.71
MOUNT PRITCHARD & DISTRICT COMMUNITY CLUB	25,000	0.71
RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED <MLCI A/C>	20,447	0.58
CATHOLIC CHURCH INSURANCES LTD	20,000	0.57
CITICORP NOMINEES PTY LIMITED <CMIL CWLTH INCOME FUND A/C>	20,000	0.57
DIMBULU PTY LTD	20,000	0.57
RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED <GSENIP A/C>	20,000	0.57
RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED <BKCUST A/C>	15,050	0.43
TOTAL FOR TOP TWENTY	**1,417,731**	**40.50**

RANGE OF SHAREHOLDERS AS AT 29 AUGUST 2007	NO OF HOLDERS	NO OF SHARES	ISSUED CAPITAL %
1 – 1,000	4,208	1,259,465	35.99
1,001 – 5,000	258	590,226	16.86
5,001 – 10,000	24	178,525	5.10
10,001 – 100,000	20	606,964	17.34
100,001 and over	4	864,820	24.71
Total	**4,514**	**3,500,000**	**100.00**
Shareholders with less than a marketable parcel of 5 shares as at 29 August 2007	1	4	

DIVIDEND DETAILS

Share Class	Dividend	Franking	Amount per Share	Payment Date
IAGPA	Interim	Fully Franked	$2.9079	15 December 2006
IAGPA	Final	Fully Franked	$2.8921	15 June 2007

SHAREHOLDER INFORMATION

IAGPB RESET PREFERENCE SHARES INFORMATION

IMPORTANT DATES

	2007
Record date for final dividend	30 November
Interim dividend paid	17 December

Please note dates are subject to change.

TWENTY LARGEST SHAREHOLDERS AS AT 29 AUGUST 2007

	UNITS	ISSUED CAPITAL %
J P MORGAN NOMINEES AUSTRALIA LIMITED	254,002	12.70
AMP LIFE LIMITED	199,374	9.97
SHARE DIRECT NOMINEES PTY LTD <NATIONAL NOMINEES A/C>	150,000	7.50
CITICORP NOMINEES PTY LIMITED	132,386	6.62
CITICORP NOMINEES PTY LIMITED <CFSIL CFS WS ENH YIELD A/C>	128,873	6.44
COGENT NOMINEES PTY LIMITED <SMP ACCOUNTS>	123,914	6.21
UBS NOMINEES PTY LTD	103,024	5.15
NATIONAL NOMINEES LIMITED	85,669	4.28
ANZ NOMINEES LIMITED <CASH INCOME A/C>	73,839	3.69
RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED <MLCI A/C>	35,065	1.75
COGENT NOMINEES PTY LIMITED	32,369	1.62
UBS WEALTH MANAGEMENT AUSTRALIA NOMINEES PTY LTD	29,824	1.49
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	29,088	1.45
UCA CASH MANAGEMENT FUND LIMITED	22,593	1.13
SUNCORP CUSTODIAN SERVICES PTY LIMITED <AFT>	20,000	1.00
MRS FAY CLEO MARTIN-WEBER	20,000	1.00
GOLDMAN SACHS JBWERE CAPITAL MARKETS LTD <HYBRID PORTFOLIO A/C>	18,944	0.95
FORTIS CLEARING NOMINEES P/L <SETTLEMENT ACCOUNT>	14,284	0.71
RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED <GSENIP A/C>	13,587	0.68
OMINECA PTY LIMITED	13,000	0.65
TOTAL FOR TOP TWENTY	**1,499,835**	**74.99**

RANGE OF SHAREHOLDERS AS AT 29 AUGUST 2007	NO OF HOLDERS	NO OF SHARES	ISSUED CAPITAL %
1 – 1,000	1,076	300,303	15.01
1,001 – 5,000	62	145,233	7.26
5,001 – 10,000	6	41,765	2.09
10,001 – 100,000	14	421,126	21.06
100,001 and over	7	1,091,573	54.58
Total	**1,165**	**2,000,000**	**100.00**
Shareholders with less than a marketable parcel of 6 shares as at 29 August 2007	0	0	

DIVIDEND DETAILS

Share Class	Dividend	Franking	Amount per Share	Payment Date
IAGPB	Interim	Fully Franked	$2.2612	15 December 2006
IAGPB	Final	Fully Franked	$2.2488	15 June 2007

Actuary

An actuary applies mathematical, economic and financial analyses as well as risk assessment to financial contracts, in a wide range of practical business problems.

AGAAP

AGAAP (Australian Generally Accepted Accounting Principles) were used by the Group to prepare financial reports up to and including the year ended 30 June 2005. From 1 July 2005, the financial reports were required to be prepared under AIFRS (defined below).

AIFRS

AIFRS (Australian equivalents to International Financial Reporting Standards) were required to be adopted by the Group when preparing its financial report from 1 July 2005.

APRA

APRA (Australian Prudential Regulation Authority) is the prudential regulator of insurance companies, banks, superannuation funds, credit unions, building societies and friendly societies in Australia. APRA is responsible for ensuring that policyholders, depositors and superannuation fund members are protected by, for example, ensuring that companies have enough capital to be able to meet their ongoing business needs, including reserving to pay claims.

Business volume

This measures the volume of business at a point in time. The basis of the measure depends on the class of business. In the personal lines class, the relevant volume measure is 'risks in force'. In commercial classes, the volume measure is 'policies in force'. The difference in the definition is required to capture the distinct nature of IAG's business mix.

Claims reserves

The portion of premium set aside to cover obligations for unexpired insurance contracts, claims and expenses to be incurred. This amount is invested and the returns on these investments form part of pricing and profit from insurance operations.

CO_2e emissions

In this instance, CO_2e emissions are calculated for electricity use, office paper and print paper consumption, tool of trade fuel consumption and air travel. For Australia, emission factors are obtained from the Australian Greenhouse Office (AGO) 2006 workbook (electricity and tool of trade), from the Australian Paper Industry Council 2005 (paper) and the World Business Council for Sustainable Development (Greenhouse Gas Protocols – air travel). For New Zealand, data factors were obtained from the New Zealand Business Council for Sustainable Development "Emission Factors for New Zealand Businesses" for air travel and tool of trade, as per the Australian source for paper, and have been advised by their energy supplier for electricity. New Zealand brands included in this measurement: State, NZI, Swann, NAC.

Customer satisfaction index

In Australia, this measures the end to end customer experience when enquiring, taking out, renewing or making a claim for direct personal insurance. Customer satisfaction levels are determined by a third party through telephone interviews with a random sample of customers contacted. During the prior year, there was a change in the survey provider; however only the customer satisfaction index for the retained provider was included (results for the six months to June 2006). In New Zealand, this is a measure of customer satisfaction with non-claims related contact. The survey is a random sample of customers who have had a non-claims related contact (eg requested a quote, changed their address, taken out a policy) within the last month. Satisfaction is measured by a third party survey where the percentage of customers rating 5, 6 or 7 on a 7 point scale are considered to be satisfied (7 = extremely satisfied and 1 = extremely dissatisfied).

Employee engagement score

Determined through six questions in the 'Your Voice' employee survey conducted by a third party. The survey assesses the extent to which employees consistently say positive things about working at IAG, want to stay with IAG and strive to achieve above and beyond what is expected of them. Participation in the survey is voluntary but is made available to all employees. For New Zealand, this includes the State, NZI, NAC, Swann and DriveRight brands.

FTE

FTE (full-time equivalent) is a measure of the size of employees that takes account of part-time employees. It is determined by dividing working hours (excluding overtime) for all employees by the standard full-time hours. The FTE includes all permanent full-time and part-time employees but excludes casual employees, guests, employees on a fixed-term contract and employees on extended leave (over 28 consecutive calendar days) on the day that we report the data.

Funds for community investment

This estimates direct financial support of community groups and programmes, as well as indirect support to help promote and raise awareness of these community organisations (including commitments), plus salary costs and on-costs for employee volunteering hours recorded in the Human Resources systems. For Australia, this also includes direct IAG management and administration-related costs. Figures reported are exclusive of GST.

Head count

The number of people employed by IAG, regardless of hours worked, excluding casuals, guests and employees on a fixed-term contract.

Insurance cycle

Insurance is a cyclical business. The insurance cycle represents the peaks and troughs of insurance premiums and profitability. When capacity (ie the availability of capital from insurers to underwrite risks) increases in a market, insurers may reduce premiums, which is called a 'soft cycle'. When there is limited capacity, and premiums rise, this is called a 'hard cycle'.

Long-tail and short-tail insurance

In general terms, this name stems from the length of time (the 'tail') that it takes for a claim to be made and settled. For 'short-tail' insurance products, claims are usually known and settled within 12 months, and are generally based around property. For 'long-tail' insurance products, claims may not even be reported within 12 months, and settlements can take many years, and are generally based around injury compensation (eg medical, legal and loss of income) or other risks such as professional indemnity.

Market capitalisation

The size of a company is often measured by its market capitalisation. This is calculated by multiplying the total number of shares on issue by the market price of the shares.

COMPANY DIRECTORY

Share Registry Contact Details
Computershare Investor Services Pty Limited

GPO Box 4709
Melbourne VIC 3001

Hand deliveries to:
Level 2, 60 Carrington Street
Sydney NSW 2000

Telephone (within Australia) 1300 360 688
Telephone (outside Australia) 61 3 9415 4210
Fax (general) 03 9473 2470
Fax (for proxies only) 02 8235 8220
Email iag@computershare.com.au

Registered Office
Insurance Australia Group Limited

Level 26, 388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
Fax 02 9292 8072
Website www.iag.com.au

IAG MAJOR BRANDS

NRMA INSURANCE SGIO SGIC CGU swann insurance

STATE NZI

equity RED STAR equity INSURANCE BROKERS Hastings DIRECT

CAA NZI AmAssurance

ALBA

This annual report is printed on 100% recycled paper made from 100% post-consumer waste, which is bleached chlorine free (PCF) and FSC CoC certified. The mill operates under the ISO 14001 Environmental Management System which guarantees continuous improvement and is PEFC certified for traceability.

82-34821

INSURANCE AUSTRALIA GROUP LIMITED
ABN 60 090 739 923
ASX Code: IAG

FOR ALL ENQUIRIES CALL:
(within Australia) 1300 360 688
(outside Australia) +61 3 9415 4210
Facsimile +61 3 9415 2470

ALL CORRESPONDENCE TO:
Computershare Investor Services Pty Limited
GPO Box 4709 Melbourne
Victoria 3001 Australia
Email: iag@computershare.com.au
website: www.iag.com.au

September 2007

Dear Shareholder

ANNUAL REPORT LEGISLATION CHANGE - WHAT THIS MEANS FOR YOU

Recent amendments to the *Corporations Act 2001* have changed the obligations of companies regarding the provision of Annual Reports to shareholders. The default option for receiving Annual Reports has changed from a printed copy to an electronic copy via IAG's website.

Also, from 2008 Insurance Australia Group will give shareholders the choice of receiving a full Annual Report (a statutory document which includes detailed financial statements and reports) or a Shareholder Review (a shorter non-statutory document covering key performance areas, financial information and remuneration details).

WHAT YOU NEED TO DO

If you do not wish to receive a copy of the Annual Report or the Shareholder Review in the mail, then you do not need to do anything in response to this letter. You will be able to access both these documents at **www.iag.com.au/results/reports/index.shtml**.

You may elect to receive email notification when the reports become available online. The Annual Report will be available to view online as a HTML version or and as a downloadable PDF file. Please refer to the back of this letter to make your selection.

WHAT ARE YOUR OPTIONS?

OPTION 1 Take no action, information about accessing your Annual Report and Shareholder Review online will be provided in your AGM notice of meeting.

OPTION 2 Receive a printed version of our Shareholder Review (approximately 20 pages).

OPTION 3 Receive a printed version of the Annual Report (approximately 140 pages).

OPTION 4 Receive email notification when your Annual Report and Shareholder Review become available online.

If you have any questions about this letter, please call Computershare Investor Services Pty Limited on 1300 360 688.

YOUR ANNUAL REPORT OPTIONS

OPTION 1 **If you take no action, you will be able to access your Annual Report and Shareholder Review online, but you will not receive a printed report. Information about accessing your Annual Report online will be provided in your AGM notice of meeting.**

To receive a printed report

To receive a printed version of the Annual Report or Shareholder Review, please select your preferred option below and send this letter back in the enclosed reply paid envelope

OPTION 2 ☐ **SHAREHOLDER REVIEW**
Our summary report covering key performance areas, financial information and remuneration details (approximately 20 pages).

OR

OPTION 3 ☐ **ANNUAL REPORT**
Our full Annual Report with detailed financial, remuneration and governance information (approximately 140 pages).

OPTION 4 **Receive email notification when your Annual Report and Shareholder Review become available online**

Please enter your email address below and send this form back in the enclosed reply paid envelope.

@

Please provide your mobile phone number in the event
we need to contact you about your shareholding

OR

Visit **www.iag.com.au** where you can manage your shareholding online through Computershare Investor Centre, and provide your email address. If you are new to Investor Centre simply click "Register Now" and enter the security information provided below.

SRN/HIN:

POST CODE:

! FOR SECURITY REASONS IT IS IMPORTANT THAT YOU KEEP YOUR SRN/HIN CONFIDENTIAL.

Investor Centre provides you with a complete range of shareholder services

Computershare

2007

NOTICE OF MEETING

IAG
Insurance Australia Group

Notice of Annual General Meeting 2007
and Explanatory Notes
Insurance Australia Group Limited
ABN 60 090 739 923

VENUE LOCATION

PUBLIC TRANSPORT & PARKING INFORMATION

TRAIN

The closest train station is Town Hall (All suburban lines). For information about train times please call 131 500.

BUS

Some State Transit buses stop along George Street outside the Queen Victoria Building.
For more information about bus routes and timetables please call 131 500.

MONORAIL

The closest Monorail Station is Galleries Victoria (Pitt Street, Sydney).

PARKING

The closest parking station is Secure Parking situated beneath the Piccadilly Shopping Centre; entry is via 137 Castlereagh Street, Sydney. Rates vary from $48.00 for 2-3 hours and $58.00 for 3+ hours.


KING STREET
CLARENCE STREET
YORK STREET
PITT STREET MALL
MARKET STREET
Piccadilly Shopping Centre Parking
GEORGE STREET
PITT STREET
ELIZABETH STREET
CASTLEREAGH STREET
DRUITT STREET
PARK STREET
BATHURST STREET
P

CONTENTS

LETTER FROM THE CHAIRMAN

4 September 2007

Dear Shareholder

I am pleased to invite you to the 2007 Annual General Meeting of Insurance Australia Group Limited (IAG).

The meeting will be held at the Wesley Conference Centre, 220 Pitt Street, Sydney on Tuesday, 13 November 2007, commencing at 10.00am. A map with directions to the venue can be found on the inside cover of this booklet. The meeting will also be webcast live and may be viewed at www.iag.com.au. An archive of the webcast will be made available on the site shortly after the meeting.

The following pages contain details on the items of business that you have the opportunity to vote on at the meeting, as well as explanatory notes and voting procedures.

At this year's meeting, you will be asked to vote on:

- The re-election of two Directors – Ms Yasmin Allen and Mr Brian Schwartz. Ms Allen and Mr Schwartz, who were appointed Directors by shareholders in 2004, are retiring by rotation in accordance with the Company's Constitution and are offering themselves for re-election;
- The election of three new Directors, Mr Phillip Colebatch, appointed to the Board on 1 January 2007 and Mr Hugh Fletcher and Ms Anna Hynes who were appointed on 1 September 2007. Mr John Astbury and Mr Geoffrey Cousins who joined the Board shortly before IAG became a listed public company in August 2000, retired from the Board on 31 August 2007;
- An increase to the maximum aggregate remuneration payable to Non-executive Directors in recognition of the increased workload and responsibility of the Board, which has, in part, been influenced by the Board's desire to have appropriate corporate governance structures to support the Company's overseas expansion. The proposed increase to the maximum aggregate remuneration is based on an independent review and takes into consideration prevailing market rates. The Directors' fees adopted for the 2008 financial year will utilise only a portion of the increase in the maximum aggregate remuneration. It is expected that the new limit of $2,750,000 should provide capacity, for some years into the future, to pay fees to attract and retain suitable candidates for the Board. See item 7 on page 5 of the Explanatory Notes for more information;
- Adoption of IAG's Remuneration Report as required by the *Corporations Act 2001*. IAG's Remuneration Report is set out on pages 40 to 58 of the 2007 Annual Report;
- A change to the Company's Constitution to allow direct voting at IAG's general meetings held after 2007 as a simple convenient voting alternative for shareholders appointing proxies or representatives; and
- Granting the Company the right to undertake a selective Buy-back of the Reset Preference Shares (ASX Code: IAGPB) which were issued in June 2003 if the Board determines to exchange part or all of the Reset Preference Shares in this manner, at the next reset date in June 2008.

If you are unable to attend the meeting in person, please complete and mail the enclosed proxy form using the enclosed reply-paid envelope. Alternatively, you may register your proxy appointment and voting instructions electronically at www.iag.com.au or by fax to (02) 8235 8220.

Your Directors believe these resolutions are in the best interests of IAG and its shareholders. While the Directors are not permitted to make a recommendation on item 7 as it relates directly to them, they unanimously recommend that you vote in favour of all other resolutions.

If you have any questions about the items of business, please feel free to contact IAG's Share Registry on 1300 360 688.

I look forward to seeing you at the meeting.

Yours sincerely

James Strong

James Strong
Chairman

NOTICE OF ANNUAL GENERAL MEETING (AGM)

Insurance Australia Group Limited ABN 60 090 739 923

ITEMS OF BUSINESS

ELECTION OF DIRECTORS

1. Ms Yasmin Allen, a Director retiring by rotation in accordance with the Company's Constitution, being eligible, offers herself for re-election.
2. Mr Brian Schwartz, a Director retiring by rotation in accordance with the Company's Constitution, being eligible, offers himself for re-election.
3. Mr Phillip Colebatch, a Director, offers himself for election.
4. Mr Hugh Fletcher, a Director, offers himself for election.
5. Ms Anna Hynes, a Director, offers herself for election.

ADOPTION OF REMUNERATION REPORT

6. To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That the Company's Remuneration Report for the financial year ended 30 June 2007 be adopted."

NON-EXECUTIVE DIRECTORS' FEES

7. To consider and, if thought fit, to pass the following resolution as an ordinary resolution.

"For the purposes of Australian Securities Exchange Listing Rule 10.17 and Article 12.12 of the Constitution of the Company, that the maximum aggregate remuneration payable to Non-executive Directors be increased by $750,000 to $2,750,000 per annum."

AMENDMENT TO THE CONSTITUTION TO ALLOW DIRECT VOTING

8. To consider and, if thought fit, to pass the following resolution as a special resolution:

"That the Company's Constitution be amended as set out in the Annexure, a copy of which has been initialled by the Group Company Secretary and tabled at this meeting, to permit members to exercise a Direct Vote at a general meeting."

SELECTIVE BUY-BACK OF RESET PREFERENCE SHARES ISSUED ON 20 JUNE 2003

9. To consider and if thought fit, to pass the following resolution as a special resolution:

"That the members approve the conduct and terms of a selective Buy-back of up to 100% of the Reset Preference Shares issued on 20 June 2003 - ASX Code: IAGPB (RPS2) at the discretion of the Directors in accordance with the RPS2 Terms of Issue at any time within 12 months after the date of this resolution."

RECEIPT OF FINANCIAL STATEMENTS AND REPORTS

10. To receive and discuss the Company's financial statements and reports for the financial year ended 30 June 2007.

NOTES

(a) Resolutions 1 - 5

To be successfully elected or re-elected as a Director, a candidate must receive more votes "For" than "Against".

(b) Voting Exclusion Statement Resolutions 7 and 9

The Company will disregard votes cast on Resolution 7 by the Directors or their associates.

While holders of reset preference shares have voting rights on Buy-back resolutions, the Company will disregard votes cast on Resolution 9 by RPS2 holders (as required by the *Corporations Act 2001*).

However, the Company need not disregard a vote if it is cast by:

(i) one of the Directors, RPS2 holders (as appropriate) or their respective associates as a proxy for a person who is entitled to vote and if the vote is cast in accordance with the directions on the proxy form; or

(ii) the person chairing the meeting as proxy for a person who is entitled to vote and is cast in accordance with a direction on the proxy form to vote as the proxy decides.

Shareholders are advised that the 2007 AGM of Insurance Australia Group Limited will be held on Tuesday 13 November 2007 at 10.00 a.m. at the Wesley Theatre, Wesley Conference Centre, 220 Pitt Street, Sydney.

(c) Proxies

A shareholder who is entitled to attend and cast a vote at the meeting has a right to appoint a proxy to attend and vote instead of the shareholder. The proxy need not be a shareholder of the Company and may be a corporation (and any corporation so appointed may then nominate an individual to exercise its powers at meetings). A shareholder who is entitled to cast 2 or more votes may appoint 2 proxies and may specify the proportion or number of votes which each proxy is appointed to exercise. If the proxy appointments do not specify the proportion or number of the shareholder's votes that each proxy may exercise, each proxy may exercise half of the shareholder's votes.

Shareholders appointing a proxy to vote on their behalf are encouraged to utilise their capacity to direct the proxy to vote for or against each item of business, rather than providing open proxies.

If a shareholder appoints the Chairman of the Meeting as proxy and does not direct the Chairman of the Meeting how to vote on an item of business, the Chairman of the Meeting will vote in favour of each of the proposed resolutions set out in the Notice of Meeting.

To be valid, Proxy Forms must be received by the Company's Share Registrar, Computershare Investor Services Pty Limited, before 10.00am on Sunday 11 November 2007 (Proxy Deadline).

Proxy forms may be submitted in one of the following ways:

(i) by post in the reply paid envelope provided. Please allow sufficient time so that it reaches Computershare Investor Services Pty Limited by the Proxy Deadline;

(ii) online at www.iag.com.au. You will need your Securityholder Reference Number (SRN) or Holder Identification Number (HIN) which is shown in the top right corner of the Proxy Form;

(iii) by facsimile to Computershare Investor Services Pty Limited on (02) 8235 8220; or

(iv) by hand delivery to Computershare Investor Services Pty Limited, Level 2, 60 Carrington Street, Sydney, NSW 2000.

(d) Corporate representatives

Any corporate shareholder wishing to appoint a person to act as its representative at the meeting may do so by providing that person with:

(i) a letter or certificate authorising him or her as the company's representative, executed in accordance with the company's constitution; or

(ii) a copy of the resolution appointing the representative, certified by a secretary or director of the corporate shareholder.

(e) Power of Attorney

If a shareholder has appointed an attorney to attend and vote at the meeting, or if the proxy is signed by an attorney, the power of attorney (or a certified copy of the power of attorney) must be received by the Company's Share Registrar, Computershare Investor Services Pty Limited by the Proxy Deadline, unless this document has been previously lodged with the Company's Share Registrar for notation.

Powers of Attorney may be submitted by post or by hand delivery to Level 2, 60 Carrington Street, Sydney, NSW 2000.

(f) Shareholders eligible to vote

As determined by the Board of Directors, only persons who hold ordinary shares in the Company as at the Proxy Deadline will be eligible to vote at the meeting. RPS1 holders are eligible to vote in respect of Resolution 9 only.

Dated at Sydney on 4 September 2007
By order of the Board of Directors

Glenn Revell
Group Company Secretary

2007 AGM EXPLANATORY NOTES

The following notes explain the items of business to be discussed at IAG's 2007 AGM. The notes are set out in the order of the items in the Notice of Meeting and should be read with the Notice.

ITEMS 1-5: ELECTION OF DIRECTORS

Background Information

Ms Yasmin Allen and Mr Brian Schwartz retire by rotation in accordance with the Company's constitution. Each of these Directors offers themselves for re-election

Mr Phillip Colebatch, Mr Hugh Fletcher and Ms Anna Hynes, Directors, offer themselves for election.

Who is standing for Election?

1. Ms Yasmin Allen

Ms Yasmin Allen was appointed as a Director of IAG in November 2004. She is Chair of the IAG Audit Committee and a member of the IAG Nomination, Remuneration & Sustainability Committee.

Ms Allen has extensive experience in strategic analysis, investment banking, as an equities analyst and in senior management.

Ms Allen was previously a Vice President at Deutsche Bank AG, a Director at ANZ Investment Bank in Australia, an Associate Director at James Capel UK Ltd (HSBC Group) and senior analyst at Kleinwort Benson plc Investment Bank in the UK.

Ms Allen is currently a Director of Macquarie Specialised Asset Management (and the Chairperson of its Audit Committee), Film Australia (and the Chairperson of its Audit Committee) and the Salvation Army Advisory Board. She was previously a director of Export Finance and Insurance Corporation, Australia's export bank.

Directorships of other listed companies held in past three years

None.

What do the Directors recommend?

The other Directors recommend that you vote in favour of the resolution.

2. Mr Brian Schwartz

Mr Brian Schwartz was appointed as a Director of IAG in January 2005. He is a member of the IAG Risk Management & Compliance Committee and Chair of the IAG Nomination, Remuneration & Sustainability Committee.

Mr Schwartz is the Chief Executive of Investec Bank (Australia) Limited (effective 14 February 2005). Prior to this he was with Ernst & Young Australia (1979 - 2004), becoming its Chief Executive in 1998. He was a member of Ernst & Young's global board and Managing Partner of the Oceania region.

Mr Schwartz serves as a Trustee and Vice President of The Australian Museum; and Deputy Chairman of the Board of Football Federation Australia Limited. He was appointed a Member of the Order of Australia in 2004 for his services to business and the community.

Directorships of other listed companies held in past three years

None.

What do the Directors recommend?

The other Directors recommend that you vote in favour of the resolution.

3: Mr Phillip Colebatch

Mr Phillip Colebatch, a UK-based Australian, is a Non-executive Director of Lend Lease Corporation Limited. He also holds Directorships on the Board of Swiss Re Capital Markets Ltd, IAG UK Holdings Limited and has served on the Group Executive Boards of Swiss Re and Credit Suisse Group.

Before joining Swiss Re as Division Head, Capital Management and Advisory, he spent 17 years with the Credit Suisse Group where, in addition to his Executive Board position, he served as Group CFO and then as CEO of Credit Suisse Asset Management. He has also served as Head of European banking activities for Credit Suisse First Boston Ltd.

He began his career with Citicorp in New York and has held a number of senior investment banking roles at Citicorp in Asia and the UK. He has a Doctorate in Business Administration from Harvard University, a Master of Science from the Massachusetts Institute of Technology and undergraduate degrees from the University of Adelaide.

Directorships of other listed companies held in past three years

Lend Lease Corporation Limited - since December 2005.

What do the Directors recommend?

The other Directors recommend that you vote in favour of the resolution.

4: Mr Hugh Fletcher

Mr Hugh Fletcher was appointed as a Director of IAG in September 2007. Mr Fletcher is a Non-executive Director of The Reserve Bank of New Zealand, Fletcher Building Limited, Rubicon Limited, Vector Limited and IAG New Zealand Limited, Chancellor of The University of Auckland, and Chairman of the venture capital fund No 8 Venture's Advisory Board. He was formerly Chairman of New Zealand Insurance Limited and CGNU Australia.

Mr Fletcher was appointed to the IAG NZ board on 1 July 2003. Previously Mr Fletcher had been an Independent Director of New Zealand Insurance Limited since December 1998.

Mr Fletcher has a joint BSc/BCom, and a MCom with First Class Honours in Economics. He also obtained an MBA from Stanford University, California.

Mr Fletcher was a former Chief Executive Officer of Fletcher Challenge Limited, a New Zealand head-quartered corporation with assets in the global building, energy, forestry and paper industries. Mr Fletcher

retired from an executive position in December 1997 after 28 years as an executive, 11 of which he served as Chief Executive.

Directorships of other listed companies held in past three years

Fletcher Building Limited – since 31 January 2001

What do the Directors recommend?

The other Directors recommend that you vote in favour of the resolution.

5. Ms Anna Hynes

Ms Anna Hynes was appointed as a Director of IAG in September 2007. Ms Hynes was until recently a Non-executive Director of Promina Group Limited and Country Road Limited. She also has over 20 years experience in general management and marketing roles in financial services and consumer products companies. Ms Hynes spent most of her executive career at American Express, where she held a number of senior positions, most recently Country Head New Zealand. She has also worked in the UK, Asia, and USA as well as Australia and New Zealand. Ms Hynes has an MBA from Harvard Business School and B.Sc (Hons) from the University of NSW.

Directorships of other listed companies held in past three years

Promina Group Limited
– until 20 March 2007

Country Road Limited
– until 31 January 2006

What do the other Directors recommend?

The other Directors recommend that you vote in favour of the resolution.

6. Remuneration Report

The *Corporations Act 2001* requires listed companies to provide enhanced disclosures of director and executive remuneration in their Annual Reports. These disclosures are set out in the Remuneration Report on pages 40 to 58 of the Company's 2007 Annual Report.

The Company is required to propose to its shareholders at its AGM a non-binding advisory resolution on the Remuneration Report prepared by the Directors, and to allow questions and comments on this Remuneration Report by shareholders.

What do the Directors recommend?

The Directors recommend that you vote in favour of the resolution.

7. Non-executive Directors' fees

The maximum aggregate annual remuneration currently payable to Non-executive Directors is $2,000,000 per annum. The aggregate annual remuneration includes employer superannuation contributions paid by the Company on behalf of the Non-executive Directors.

ASX Listing Rule 10.17 provides that a listed company must not, without shareholder approval, increase the total amount of Non-executive Directors' fees.

Following an independent review of the remuneration of the Company's Non-executive Directors, it is proposed that the maximum aggregate remuneration payable to the Company's Non-executive Directors be increased from $2,000,000 to $2,750,000 per annum.

What is the current structure?

The main elements of Non-executive Director remuneration are summarised as follows:

Directors' Fees

The Board has agreed to pay each Non-executive Director a base fee in respect of their services to the Board and a separate fee for serving as a member of each standing Board Committee (the Audit, Nomination Remuneration & Sustainability and Risk Management & Compliance Committees). In addition, some Non-executive Directors receive separate fees for serving on the Boards of key subsidiary company boards.

The Chairman's annual base fee is at a ratio of three times the base fee of a Non-executive Director. The Chairman is also paid a fee for his role as Chairman of Insurance Manufacturers of Australia Pty Limited, a 70% owned subsidiary of the Company, but is not separately paid for his attendance at meetings of Board Committees. The Chairman's fees from Insurance Manufacturers of Australia Pty Limited form part of the fees subject to approval by the Company's shareholders.

Non-executive Directors Share Plan

The Board has also agreed that each Non-executive Director must take a minimum of 20% and up to a maximum of 90% of their annual base fee (that is, excluding Committee fees), on a fee sacrifice basis, in the form of shares provided under the Company's Non-executive Directors Share Plan (NED Share Plan), which was approved by shareholders on 13 November 2002. Shares are purchased by the NED Share Plan trustee on-market and allocated to Directors each year. Non-executive Directors may elect to restrict the disposal of these shares for a minimum period of one year and up to ten years or until the Director retires. Details of holdings of ordinary shares of Non-executive Directors are shown in the Remuneration Report on pages 40 to 58 of the Company's 2007 Annual Report.

Non-executive Directors' Retirement Benefits

The Board decided to freeze the operation of the Non-executive Director retirement benefit scheme adopted by the Group in 2001 with effect from 1 September 2003. Non-executive Directors appointed before 1 September 2003 are entitled to receive retirements benefits, frozen as at 31 August 2003, under this scheme but

always subject to the discretion of the Board on whether to pay these benefits.

Details of the frozen retirement benefits of Directors who held office on 31 August 2003 and continued in office since then are set out in the Remuneration Report on pages 40 to 58 of the 2007 Annual Report.

All Non-executive Directors receive superannuation contributions in respect of their base Directors fee at a rate of 9%.

Why has IAG decided to increase Non-executive Directors' fees?

The aggregate annual remuneration of the Non-executive Directors was increased in 2005 from $1,500,000 to the current level of $2,000,000.

In 2006, IAG accelerated its overseas expansion, investing approximately $1.8 billion in new insurance businesses in the United Kingdom. The Board has taken steps to establish and strengthen corporate governance structures, appropriate and commensurate with this expansion. This structure includes the establishment of country/regional Boards in the United Kingdom and New Zealand. These Boards are chaired by Mr Colebatch (IAG UK Holdings Limited) and Mr Fletcher (IAG New Zealand Limited). Separate fees, as detailed below, are paid to Messrs Colebatch and Fletcher for their service on these boards and are included in the aggregate annual remuneration of the Non-executive Directors.

The demands of directors of listed companies and in particular, general insurance companies with their ensuing complexities remain unabated. The duties and responsibilities of the Company's Non-executive Directors continue to expand in response to these demands.

The proposed increase in the aggregate annual remuneration has regard to the increased responsibilities of the Board and its committees, and expanded roles of some of its Directors. The proposed increase also ensures that the Company can attract and retain the best people for Board positions.

The Board has obtained independent advice on board remuneration from Egan Associates who have assessed the remuneration for the Company's Non-executive Directors in comparison with the level of Non-executive Director remuneration payable by companies of comparable size.

In accordance with the independent advice, the Board has determined that fees payable to the Company's Non-executive Directors be as follows with effect from 1 July 2007:

	To 30 June 2007 A$	From 1 July 2007 A$
Board Base Fees:		
Chairman	390,000	450,000
Non-Executive Director	130,000	150,000
Committee Fees		
Chair of either the Audit Committee or Risk Management & Compliance Committee	32,500	36,000
Member of either the Audit or Risk Management & Compliance Committees	16,250	18,000
Chair of Nomination, Remuneration & Sustainability Committee	32,500	32,500
Member of the Nomination, Remuneration & Sustainability Committee	16,250	16,250

In addition the following Directors receive separate fees for serving as Directors on the following subsidiary boards:

Director	Subsidiary	Capacity	Annual Fee
James Strong	Insurance Manufacturers of Australia Pty Limited	Chair	$195,000(i)
Phillip Colebatch	IAG UK Holdings Limited	Chair	$110,616*
Hugh Fletcher	IAG New Zealand Limited	Chair	$91,496*
Neil Hamilton	Mutual Community General Insurance Proprietary Limited	Chair	$25,000
Yasmin Allen	Mutual Community General Insurance Proprietary Limited	Director	$16,250

(i) This fee increased from $172,000 to $195,000 with effect from 1 July 2007.

* These amounts are denominated in NZ dollars and British Pounds and are translated into Australian dollars at exchange rates as at 30 June 2007.

In aggregate, these increased fees plus superannuation contributions and fees paid to Directors for their service on subsidiary company boards total $2,340,000.

The current maximum annual aggregate remuneration of $2,000,000 would be insufficient to enable the Company to pay these increased fees to the Non-executive Directors for a full year.

The increase in the maximum annual aggregate remuneration to $2,750,000 would enable the Board to pay fees to attract and retain suitable candidates for the Board in the foreseeable future, allowing as appropriate for overlap between director retirements and director appointments. However, the Board has no current plans to increase Non-executive Directors' fees above the level specified in the table above.

A full description of the Board's approach to remuneration of Non-executive Directors is set out in the Remuneration Report on pages 40 to 58 of the Company's 2007 Annual Report.

What do the Directors recommend?

As the resolution relates directly to the Non-executive Directors, the Directors do not make a recommendation.

8. Amendments to the Constitution

It is proposed to amend the Company's Constitution to permit direct voting by members, in addition to exercising their existing right to appoint a proxy holder, at general meetings held in the future.

A direct vote will enable shareholders to vote directly on resolutions considered at general meetings by sending their votes to the Company prior to the meeting. Direct voting will enable members to exercise their voting rights at a general meeting without the need for the member to attend the meeting and the appointment of a proxy.

Shareholders may continue to appoint a proxy holder if they desire.

Summary of proposed amendments to the Constitution

It is proposed that Articles 1, 10 and 11 of the Company's Constitution be amended by:

(a) inserting a new Article 10.6A which:

(i) provides the Directors with a discretion to determine that a member, who is entitled to attend and vote on a resolution at a general meeting, is entitled to a direct vote; and

(ii) to permit the Directors to prescribe regulations, rules and procedures in relation to direct voting;

(b) amending Article 11.2 to provide that members may vote at any general meeting by a direct vote;

(c) inserting new Articles 11.2A and 11.2B, which together provide that:

(i) a member may only vote by one of the permitted methods in Article 11.2;

(ii) a member who submits a proxy voting form and a direct vote is taken to have revoked the authority of a previously authorised proxy;

(iii) if a member casts more than one vote, only the last vote received by the returning officer is taken to be cast; and

(iv) a member who has cast a direct vote may attend a meeting however, their attendance cancels the direct vote unless the member instructs the Company or the share registry otherwise;

(d) inserting a new Article 11.16A to provide that any direct vote must be cast prior to the relevant general meeting and provide for the exclusion of direct votes from any votes cast by a show of hands;

(e) inserting a new Article 11.26A which provides for the treatment of a direct vote if a member dies, becomes of unsound mind or wishes to change their vote;

(f) inserting a new Article 11.29A which contains provisions on the direct voting instrument; and

(g) making consequential definitional amendments to Article 1.

A copy of the Company's Constitution, with the proposed changes marked, will be available on IAG's website www.iag.com.au or by calling Computershare Investor Services on 1800 360 688.

What do the Directors recommend?

The Directors recommend that you vote in favour of the resolution.

9: Selective Buy-back of Reset Preference Shares Issued on 20 June 2003 (RPS2)

Unless otherwise defined, capitalised terms used in this section have the same meaning as those terms in the RPS2 Terms of Issue as set out in the RPS2 Prospectus dated 20 May 2003 (Prospectus). The Prospectus is available from the Registered Office of the Company or may be viewed and downloaded at www.iag.com.au/shareholder/offers/archive.shtml.

Background

On 20 June 2003, IAG issued 2 million RPS2 with a face value of $100 each. Under the RPS2 Terms of Issue:

(a) Company Exchange: IAG may elect to Exchange some or all of RPS2 on a Reset Date, or on an earlier or later date in respect of all of RPS2 following the occurrence of a Tax Event, Regulatory Event or certain takeovers or schemes of arrangement (see clause 9 of the Terms of Issue); and/or

(b) Holder Exchange: a Holder may elect to Exchange some or all of their RPS2 on a Reset Date, or on an earlier or later date in respect of all of their RPS2, following the occurrence of a Trigger Event (see clause 3.2 of the Terms of Issue).

The next Reset Date is 15 June 2008.

IAG may choose the method of Exchange, which can be:

(a) convert RPS2 into Ordinary Shares (as described in clause 3.6 of the Terms of Issue); or

(b) redeem, Buy-back or cancel RPS2 for their Face Value subject to prior approval by APRA; or

(c) in the case of a Holder Exchange, procure third party purchasers for RPS2.

Summary of the Buy-back terms

If the Directors choose to Exchange RPS2 by way of a Buy-back, the Buy-back would be a selective share Buy-back involving the purchase by the Company of some or all of RPS2 on issue (2 million) and the cancellation of those shares.

Under the RPS2 Terms of Issue, each RPS2 holder has effectively agreed to accept any Buy-back offer for their RPS2 if IAG elects to Exchange RPS2 in that manner.

Under the RPS2 Terms of Issue, RPS2 can only be bought back by the Company at their Face Value of $100 per share. Whilst RPS2 have from time to time traded at values above or below their Face Value, under the RPS2 Terms of Issue the RPS2 Buy-back price on Exchange is fixed.

Why are we seeking shareholder approval?

A selective Buy-back requires shareholder approval under the *Corporations Act 2001*. Shareholders are being asked to approve the Buy-back so that IAG has more flexibility as to the method of Exchange of RPS2 without the requirement of having to call an extraordinary general meeting subsequent to the AGM to obtain approval for the Buy-back. Shareholders are advised that no decision has yet been made to Exchange RPS2 and it is not yet known whether (or the extent to which) RPS2 holders may seek to Exchange RPS2.

The Board will only make a decision to Exchange RPS2, or to choose particular methods of Exchange, where it considers it to be in the best interests of IAG. This may depend, among other things, on conditions in the capital markets and changes in prudential regulation.

The approval would only be given for a Buy-back of RPS2 effected within 12 months after the resolution is passed.

What are the potential advantages and disadvantages of the Buy-back?

If the Buy-back is approved, IAG would have the flexibility to Exchange RPS2 by way of a Buy-back subject to APRA's prior approval, and in accordance with the RPS2 Terms of Issue and the Directors decide that it is in the best interests of IAG to do so.

The Buy-back price is the same as the amount for which RPS2 could be redeemed, and the same price IAG could seek to procure third parties to purchase RPS2 that were subject to a Holder Exchange Notice. A redemption of RPS2 may only be funded out of profits or the proceeds of a fresh issue of shares conducted for that purpose, however, there is greater flexibility regarding the source of funds for a Buy-back (see Source of funds for the Buy-back on page 9). In addition, IAG may not be able to procure third parties to purchase RPS2.

More generally IAG is committed to maintaining an efficient capital structure. The practical ability to use a Buy-back as a method of Exchange under the RPS2 Terms of Issue would provide greater capital management flexibility.

Tax and accounting treatment for the Company and Shareholders of redemptions and Buy-backs may vary, and the greater flexibility would permit the Directors to consider these factors, amongst others, in making a decision.

A potential disadvantage of the proposed Buy-back is that following a Buy-back the Company would have a reduced capital base. However, the Directors would consider the adequacy of the reduced capital base having regard to the Company's present and anticipated future needs, in making any decision to select this method of Exchange. In addition, the Directors could not conduct the Buy-back in circumstances where it materially prejudiced the Company's ability to pay its creditors, or where they did not believe it was in the best interests of the company as a whole.

The financial effect of the Buy-back scheme on IAG

As of 31 July 2007, the cost of the Buy-back of all RPS2 would be $A200 million. The Buy-back price would not be franked. However, Dividends accrued on RPS2 prior to the Exchange Date are paid on the Exchange Date and would usually be franked.

The Directors would not conduct the Buy-back unless they are satisfied that the Buy-back will have no material adverse impact on the Company's financial or regulatory capital position and no material prejudice to the Company's creditors.

Source of funds for the Buy-back

The funds for the Buy-back may be provided through existing cash reserves or through implementing other funding alternatives. The Directors will, at the relevant time, consider the best alternative or combination of alternatives for funding the Buy-back.

Effect of any Buy-back on the control of the Company

Holders of RPS2 are entitled to vote (together with the holders of ordinary shares in the Company) on the basis of one vote per RPS2 on a limited number of matters, including any proposal to wind-up the Company or any proposal to vary the rights attaching to RPS2. The total number of votes capable of being exercised by the Holders of RPS2 in those limited circumstances would be 2 million or approximately 0.11% of the Company's total issued share capital as of 31 July 2007.

Other relevant information

There is no other information known to any of the Directors of the Company which may reasonably be expected to influence the shareholders of the Company in deciding whether or not to vote in favour of the resolution to approve the Buy-back which the Company has not previously disclosed to its shareholders.

What do the Directors recommend?

Save for the RPS2 holders who, under the *Corporations Act 2001*, may not vote in favour of the resolution, the Directors recommend that you vote in favour of the resolution.

ITEM 10: RECEIPT OF FINANCIAL STATEMENTS

The financial results for the year ended 30 June 2007 are set out in the Annual Report sent to those shareholders who elected to receive it by post or online at www.iag.com.au/results/reports/index.shtml.

Why are the financial statements being presented to shareholders?

In accordance with the *Corporations Act 2001*, shareholders will be given a reasonable opportunity at the AGM to ask questions and make comments on the financial statements and reports and on the business operations and management of the Company.

During discussion of this item, the Company's auditor will be present and will answer qualifying questions.

Written Questions for the Auditor

If you would like to submit a written question to the Company's auditor, please post your question in the reply paid envelope provided or fax to (02) 8235 8220.

Written questions must relate to the content of the auditor's report to be considered at the AGM or the conduct of the audit. A list of qualifying questions received will be made available at the AGM.

Please note that all questions must be received at least five business days before the AGM, that is, by no later than Tuesday 6 November 2007.

As stated above, the auditor will also be present at the AGM.

AGM Webcast

The AGM will be webcast at www.iag.com.au/results/agm/index.shtml.

FURTHER INFORMATION

If you would like any further information regarding the Annual General Meeting, please contact the Company's Share Registry on 1300 360 688 or visit our website **www.iag.com.au.**

IAG
Insurance Australia Group

IAG
Insurance Australia Group

Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 4709 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 360 688
(outside Australia) 61 3 9415 4210
Facsimile 02 8235 8220
www.computershare.com

Mark this box with an 'X' if you have made any changes to your address details (see reverse) ☐

If you propose to attend and vote at the Annual General Meeting, please bring this form with you - this will assist in registering your attendance.

Appointment of Proxy

I/We being a member/s of Insurance Australia Group Limited and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') **OR** ☐ Insert the name of the person you are appointing if this person **is someone other than** the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Insurance Australia Group Limited to be held in the Wesley Theatre, Wesley Conference Centre, 220 Pitt Street, Sydney on Tuesday 13 November 2007 at 10.00am and at any adjournment of that meeting.

☐ **IMPORTANT: FOR ITEM 7 BELOW**
If the Chairman of the Meeting is to be your proxy and you have not directed your proxy how to vote on Item 7 below, please place a mark in this box. By marking this box, you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of Item 7 and that votes cast by him, other than as proxyholder, will be disregarded because of that interest. The Chairman of the Meeting intends to vote undirected proxies in favour of Item 7. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your vote on Item 7 and your vote will not be counted in computing the required majority if a poll is called on Item 7.

Voting directions to your proxy - please mark X to indicate your directions

Items of Business	For	Against	Abstain*
1. Re-election of Director, Ms Yasmin Allen			
2. Re-election of Director, Mr Brian Schwartz			
3. Election of Director, Mr Phillip Colebatch			
4. Election of Director, Mr Hugh Fletcher			
5. Election of Director, Ms Anna Hynes			
6. Approve Remuneration Report			
7. Increase maximum fees payable to Non-executive Directors			
8. Amend the Constitution to permit Direct Voting			
9. Approve selective Buy-back of RPS2 Shares			

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ______ Contact Daytime Telephone ______ Date / /

IAG TBA 017545_A - V3

The Insurance Australia Group Limited Annual Report, along with the Formal Notice of Meeting is available on the company's website, www.iag.com.au

How to complete this Proxy Form

1 Your Name and Address

This is your name and address as it appears on the Company's Share Register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note that you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the Company. A proxy may be a corporation.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item, your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Company's Share Registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

5 Online Appointment of Proxy

You can do the following through the internet:

- Appoint your proxy;
- Direct your proxy how to vote; and
- Appoint a second proxy.

To use this facility go to www.iag.com.au

You will need your Securityholder Reference Number (SRN) or Holder Identification Number (HIN).

6 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, at least one of the securityholders must sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the Registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it. If this Proxy Form is signed under Power of Attorney, the attorney hereby states that no notice of revocation of the Power of Attorney has been received.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary or by a duly authorised officer of the Company. Please indicate the office held by signing in the appropriate place. If the Proxy Form is signed by a duly authorised officer, evidence of the authority must be provided with the Proxy Form unless it has previously been noted by the Share Registry.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the Company's Share Registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than **10.00am on Sunday, 11 November 2007.** Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

IN PERSON	Share Registry - Computershare Investor Services Pty Limited, Level 2, 60 Carrington Street, Sydney NSW 2000 Australia
BY INTERNET	Members may record their proxy voting instructions on IAG's website at www.iag.com.au. You will need your Securityholder Reference Number (SRN) or Holder Identification Number (HIN)
BY MAIL	Share Registry - Computershare Investor Services Pty Limited, GPO Box 4709, Melbourne VIC 3001 Australia
BY FAX	02 8235 8220

If you require further information on how to complete the Proxy Form, please call Computershare Investor Services Pty Limited on 1300 360 688.

017545_A - V1

Insurance Australia Group

RPS1 Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 4709 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 360 688
(outside Australia) 61 3 9415 4210
Facsimile 02 8235 8220
www.computershare.com

Mark this box with an 'X' if you have made any changes to your address details (see reverse) ☐

Dear Securityholder,

As a holder of Reset Preference Shares issued 5 June 2002 (RPS1) you are eligible to vote on Resolution 9 only, to be put before the Insurance Australia Group Limited (IAG) Annual General Meeting. Only your RPS1 securities can be voted on this Resolution. If you are also a holder of Ordinary Shares in IAG you will have been sent a separate voting pack.

If you propose to attend and vote at the Annual General Meeting, please bring this form with you - this will assist in registering your attendance.

Appointment of Proxy

I/We being a member/s of Insurance Australia Group Limited and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') **OR** ☐ Insert the name of the person you are appointing if this person **is someone other than** the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Insurance Australia Group Limited to be held in the Wesley Theatre, Wesley Conference Centre, 220 Pitt Street, Sydney on Tuesday 13 November 2007 at 10.00am and at any adjournment of that meeting.

Voting directions to your proxy - please mark X to indicate your directions - RPS1 holders are eligible to vote in respect of resolution 9 only

Items of Business	For	Against	Abstain*
9. Approve selective Buy-back of RPS2 Shares			

* If you mark the Abstain box, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ______ Contact Daytime Telephone ______ Date / /

How to complete this Proxy Form

1 Your Name and Address

This is your name and address as it appears on the Company's Share Register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note that you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the Company. A proxy may be a corporation.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item, your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Company's Share Registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

5 Online Appointment of Proxy

You can do the following through the internet:

- Appoint your proxy;
- Direct your proxy how to vote; and
- Appoint a second proxy.

To use this facility go to www.iag.com.au

You will need your Securityholder Reference Number (SRN) or Holder Identification Number (HIN).

6 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, at least one of the securityholders must sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the Registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it. If this Proxy Form is signed under Power of Attorney, the attorney hereby states that no notice of revocation of the Power of Attorney has been received.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary or by a duly authorised officer of the Company. Please indicate the office held by signing in the appropriate place. If the Proxy Form is signed by a duly authorised officer, evidence of the authority must be provided with the Proxy Form unless it has previously been noted by the Share Registry.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the Company's Share Registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than **10.00am on Sunday, 11 November 2007.** Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

IN PERSON	Share Registry - Computershare Investor Services Pty Limited, Level 2, 60 Carrington Street, Sydney NSW 2000 Australia
BY INTERNET	Members may record their proxy voting instructions on IAG's website at www.iag.com.au. You will need your Securityholder Reference Number (SRN) or Holder Identification Number (HIN)
BY MAIL	Share Registry - Computershare Investor Services Pty Limited, GPO Box 4709, Melbourne VIC 3001 Australia
BY FAX	02 8235 8220

If you require further information on how to complete the Proxy Form, please call Computershare Investor Services Pty Limited on 1300 360 688.

82-34821

IAG
Insurance Australia Group

25 September

Manager, Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

Insurance Australia Group Limited ("IAG")
2007 Annual Full and Concise Report
2007 Notice of Annual General Meeting and Associated documents
Annual Report Options Form

Please find attached IAG's 2007 Annual Report.

The Company's 2007 Concise Report, 2007 Notice of Annual General Meeting and an Annual Report options form (to provide shareholders with alternatives in relation to how they wish to receive IAG's Annual Report in the future) will immediately follow and each will be lodged separately.

Mailing of the above documents to shareholders commenced today. In the meantime, copies of these documents will be available at IAG's website www.iag.com.au.

Yours sincerely

Glenn Revell
Group Company Secretary

Insurance Australia
Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

ANNUAL REPORT 2007

ANNUAL SHAREHOLDER REPORT **PART 4**
(FROM A SHAREHOLDER'S PERSPECTIVE)

INVEST FOR THE LONG TERM

ABOUT THIS ANNUAL REPORT

This is the fourth in a series of annual reports which explores how Insurance Australia Group (IAG or the Group) manages risk for the long term.

Having told the story from the point of view of our customers and our employees, this report aims to demonstrate how we create sustainable growth and value for our shareholders.

While the basic principle of insurance is the same for all insurance companies – our customers pay us premiums to reduce the financial hardship of an unexpected loss – it is how we do it at IAG that adds value for our shareholders.

It's the way we pay claims, how we understand and price risk, the approach we take to managing costs, and our strategies to reduce risk in communities where we operate that enhance returns to shareholders and create value for society.

CONTENTS

...AND EXPECT
MY COMPANY
TO DO THE SAME?

PERFORMANCE HIGHLIGHTS

$552m

NET PROFIT AFTER TAX
The net result after allowing for income taxes and the share of profit owing to minority shareholders within the Group.

11.4%

INSURANCE MARGIN
The insurance result as a percentage of net earned premium.

29.5c

TOTAL DIVIDENDS PER SHARE
This comprises an interim dividend of 13.5c per ordinary share and a final dividend of 16c per ordinary share, fully franked.

13.5%

RETURN ON EQUITY (ROE)
The net profit attributable to our shareholders as a percentage of the average equity of those shareholders. ROE was 12.9% on a normalised basis.

61%

EMPLOYEE ENGAGEMENT
This is a measurement of the level of our Australian employees' engagement drawn from our annual employee survey.

83%

CUSTOMER SATISFACTION
This is an overall measure of customer satisfaction in our largest portfolios of direct motor and home insurance in Australia.

$12m

FUNDS FOR COMMUNITY INVESTMENT
These are direct funds invested by IAG in programmes across the Australian community.

62,575t

CO_2E EMISSIONS
This is a measure of IAG's CO_2e emissions in Australia and New Zealand, through, for example, electricity usage and paper consumption.

GWP GROWTH AND DIVERSIFICATION



10 YEAR GWP CAGR 15.2%
$1.8bn
$2.0bn
$2.2bn
$2.6bn
$3.2bn
$3.6bn
$5.2bn
$6.4bn
$6.7bn
$6.4bn
$7.4bn
FY97 FY98 FY99 FY00 FY01 FY02 FY03 FY04 FY05 FY06 FY07
Year ended 30 June

IAG's business, measured by gross written premium (the total payment received from customers for their insurance policies) has grown at a compound annual growth rate of 15.2%, as it has diversified internationally and broadened its product range.

OUR MAJOR BRANDS

From its beginnings as an Australian motor vehicle insurer, focused on NSW and the ACT, IAG has grown to become a fully diversified insurance group operating throughout Australia and internationally. Our operations now extend to New Zealand, Asia and the United Kingdom.

IAG is now the name behind some of the most trusted and respected insurance brands. We operate different brands across three continents, providing a wide range of general insurance products to protect the homes, lifestyles and businesses of our millions of customers.





NRMA INSURANCE

SGIO

SGIC

CGU

swann insurance

STATE

NZI

GROWING INTERNATIONALLY HELPS DIVERSIFY OUR BUSINESS. THIS IS PART OF THE WAY WE MANAGE RISK FOR THE LONG TERM

UNITED KINGDOM



equity REDSTAR

equity INSURANCE BROKERS

Hastings DIRECT

ASIA



CAA

WE DELIVER LONG-TERM SHAREHOLDER VALUE BY ALIGNING OUR BUSINESS AROUND FOUR KEY PRINCIPLES.

PAYING CLAIMS

Insurers exist to pay claims. What makes us different is the way we pay claims.



IAG's operations paid out about $5 billion in claims during the year. That's around $14 million a day. But paying claims is the easy part. The real work is getting customers back on the road or back to work, replacing their goods or rebuilding their homes, as quickly as possible. We believe what matters most is the way we treat our customers. That's why our shareholders can be confident that IAG stands by its customers, in good times and bad.

See why we are proud of the way we pay claims on page 17.

UNDERSTANDING AND PRICING RISK

Our long-term sustainability relies on our ability to price risk accurately and fairly.



Insurers set premiums before the cost of claims is known. The challenge is to anticipate the potential risk and price it accurately and fairly, ensuring it's neither overpriced nor underpriced. Expertise in understanding risk is vital to an insurer's long-term viability. That's why we have the most extensive record of claims history in Australia, and have specialists such as industry researchers, climatologists, underwriters and actuaries, who collect and analyse data every day.

Read about how we put our expertise to use on page 19.

28,822

24-HOUR HELP LINE CALLS

Number of customer calls for emergency assistance through our 24-hour help line during the year.



81%
80%
83%
2005
2006
2007

CUSTOMER SATISFACTION INDEX

Overall measures of customer satisfaction in our largest portfolios of direct motor and home insurance in Australia.

AROUND
$990bn

TOTAL PROPERTY VALUES INSURED

Total property values insured by IAG businesses as at 30 June 2007.

● Claims management
● Frontline (sales and distribution)
O Risk management
Corporate and infrastructure



IAG PEOPLE INVOLVED IN MANAGING RISK

Around 12,000 employees across different areas of our business in Australia and New Zealand are involved in managing risk.

MANAGING COSTS

Operating costs are factored into premium prices, so we must be as efficient and productive as possible.



IAG insured property valued at around $990 billion during the year across Australia, New Zealand, Asia and the United Kingdom. Operating with such large scale allows us to manage our costs efficiently. For example, we can access volume discounts across our supply chain without sacrificing quality for customers. It also means we can spread our costs across a large number of policies, delivering greater stability of earnings for shareholders.

One way we manage costs is explained on page 21.



Claims expense
Government levies and taxes
Underwriting and administration
Commissions
Reinsurance expense
Underwriting profit

CONTRIBUTORS TO THE COST OF RUNNING OUR BUSINESS

The split between costs and underwriting profit for every dollar of premium IAG earned, for the year to 30 June 2007.



19.2%

ADMINISTRATION RATIO

Underwriting and administration costs measured as a percentage of our net earned premium.

REDUCING RISK

Reducing risk makes good business sense for an insurer.



As a business that deals in risk, it is vital for us to factor in long-term trends when managing our business. We work to reduce risk in the community, because fewer risks mean fewer claims. This means customers benefit from safer communities and lower premiums. We also work to reduce our operational risks by diversifying our business across different insurance markets and products, which means our shareholders benefit from more stable earnings.

We talk more about how we have reduced risk through diversification on page 23.



Australia
New Zealand
United Kingdom
Asia

GEOGRAPHIC SPREAD

IAG's regional breakdown by percentage of GWP for the year to 30 June 2007.



Motor
Home
Short-tail commercial
CTP/Motor liability
Liability
Other short-tail
Workers' compensation

PORTFOLIO PRODUCT MIX

IAG's mix of insurance products by percentage of GWP for the year to 30 June 2007.

CHAIRMAN'S REVIEW

HISTORY OF DIVIDENDS
Dividends (interim and final) in respect of the year ended 30 June

○ **Cents per ordinary share**



11.5
22.0
26.5
29.5
29.5
2003 2004 2005 2006 2007

CASH RETURNS
Cash returned to ordinary shareholders in respect of the year ended 30 June

○ **Dividends ($m)**
○ **Buybacks ($m)**
○ **Special dividends ($m)**



193
358
414
422
470
201
524
2003 2004 2005 2006 2007

During the 2007 financial year, we entered the United Kingdom general insurance market through the acquisitions of Equity Insurance Group and Hastings. This was in line with our goal to diversify our business internationally and increase earnings for shareholders.

We also remained a leader in both the Australian and New Zealand general insurance markets and continued to improve these businesses, whilst our Asian presence grew.

The Group increased gross written premium by 15% to a record $7.4 billion, compared with the previous year. This strong improvement reflects renewed growth in our domestic business, and the first contribution from our newly acquired UK businesses.

Net profit after tax of $552 million was achieved, compared with $759 million in the previous year. This result was affected substantially by the $200 million pre-tax impact of the severe June storms in Australia and the UK, as well as amortisation costs associated with the newly acquired UK businesses, and lower investment returns on shareholders' funds.

The Board has declared a final fully franked dividend of 16 cents per ordinary share to be paid on 8 October 2007 to shareholders registered as at 5 September 2007. This brings the annual dividend for the year to 29.5 cents per ordinary share, fully franked, consistent with the previous year.

Since listing in August 2000, the Group has delivered total shareholder return of 176%. This means, if you have held $1,000 worth of ordinary shares since the Group listed, it would have grown to $2,760 by 30 June 2007.

CAPITAL MANAGEMENT

We retained a strong capital position, with an APRA minimum capital requirement (MCR) multiple of 1.67 times as at 30 June 2007. Return on equity (ROE) was 13.5%, and when normalised to exclude the volatility of investment returns and amortisation of intangible assets, ROE was 12.9%.

The strength of our capital position reflects the cautious approach the Group takes to reserving and the prudence behind reserve releases over the past few reporting periods.

BOARD AND GOVERNANCE

After the end of the reporting year, Mr John Astbury and Mr Geoffrey Cousins, who joined the Board shortly before IAG became a listed public company in 2000, retired on 31 August 2007.

On behalf of the Board, I would like to thank both Directors for the tremendous contribution they have made to the Group over the past seven years. They each played a significant role in guiding the Group from listing through a period of rapid growth.

We also welcomed three Non-executive Directors to the Board during the year. Mr Phillip Colebatch was appointed on 1 January 2007, and Mr Hugh Fletcher and Ms Anna Hynes joined on 1 September 2007.

These Directors bring a wealth of experience, particularly in the insurance and financial services sector, and knowledge gained through senior positions held in multinational businesses. Biographical details are contained in IAG's 2007 Notice of Annual General Meeting.

> "OUR ENTRY INTO A NEW INTERNATIONAL MARKET DURING THE YEAR HAS FURTHER DIVERSIFIED OUR BUSINESS. THIS IS PART OF OUR STRATEGY TO DELIVER SUSTAINABLE SHAREHOLDER RETURNS OVER THE LONG TERM."

These appointments also diversify our Board's international representation, with Directors now based in Australia, the United Kingdom and New Zealand. We believe this is an important reflection of the continued strengthening of our international governance principles and risk framework as the Group expands offshore.

We also introduced a Group-wide Code of Ethics, which sets out principles to guide behaviours of all employees, providing a common framework to make good, informed business decisions and act on them with integrity. This is part of the way we are continuing to embed a risk management culture throughout our organisation.

The Board has worked closely with our Executive team, led by CEO Michael Hawker. On behalf of the Board I would like to thank them for their commitment to sustaining the performance of the Group.

SHAREHOLDER COMMUNICATION

Regulatory reform was introduced during the year that has changed the obligations of companies regarding the provision of annual reports to shareholders. IAG is no longer obliged to mail hard copies of annual reports to shareholders, unless requested to do so.

To ensure our shareholders remain fully informed of our activities and performance, we will continue to make our annual reports available online at www.iag.com.au, and will offer shareholders a choice to be mailed a short shareholder review or the full statutory accounts, if they wish. We welcome the benefits brought by this reform, particularly from an environmental and cost management perspective.

LOOKING FORWARD

The Group will continue to grow in the current financial year. We have created scope for progress on multiple fronts by ensuring sustained improvement domestically and by building new growth platforms internationally, while maintaining our 'AA' ratings for our key wholly owned licensed insurers.

Our aim remains to deliver returns to shareholders of at least 1.5 times our weighted average cost of capital, barring any other major losses for the year outside our normal allowances.

JAMES STRONG
Chairman



CEO'S REVIEW

REVENUE GROWTH
For the year ended 30 June

- **Net earned premium ($m)**
- **Gross written premium ($m)**



4,836
5,150
5,863
6,427
6,144
6,673
6,132
6,435
6,743
7,381
2003
2004
2005
2006
2007

INSURANCE RESULT AND MARGIN
For the year ended 30 June

- **Result ($m)**
- **Margin (%)**



12.3
13.5
16.3
15.5
13.7
11.4
571
792
1,000
946
843
767
2003
2004
2005
2006
2007

As a business that deals in risk, it is vital for us to manage our business over long-term trends to ensure we continue to deliver sustainable, quality shareholder returns.

Five years ago, we determined the best way to achieve this was to set in place a strategy to build a general insurance business based on scale, with diversity across products, geography and distribution channels. The goal is to diversify and increase our revenue streams, reduce volatility and lower our cost of capital.

This means we aim to broaden our exposure to different regional insurance markets, which have varying economic and social influences, weather patterns and other factors, such as insurance cycles and levels of competition. We also aim to expand our portfolio of general insurance products, and the channels through which they are sold.

Adhering to this strategy has seen IAG transition from its beginnings as an Australian motor insurer selling policies direct to customers, to become a multi-line general insurance group with both direct and indirect distribution channels, operating across multiple international insurance markets.

During the past year, our most significant achievement against this strategy was the acquisition of general insurance businesses in the UK. These added to our growing international portfolio, which includes businesses in New Zealand and Asia, and now contributes about 26% to our Group's insurance premium revenue.

Since we set the strategy five years ago, we have achieved the following financial results:

- we met our stretch goal of doubling our gross written premium over five years;
- our profit has grown on a normalised basis at a compound annual growth rate of 8.8%;
- our return on equity over that time has averaged 17.3%, which is above our target of 1.5 times our weighted average cost of capital; and
- we have increased shareholder dividends by a compound annual growth rate of 22.9%.

PERFORMANCE IN 2007
The Group recorded a net profit after tax of $552 million for the 12 months to 30 June 2007, compared with $759 million in the previous year, and an insurance margin of 11.4%, compared with 13.7%.

Our profit was significantly affected by the impact of the severe storms which struck Australia and the UK in June 2007, causing a $200 million pre-tax loss and reducing our insurance margin by 3%.

In addition, when compared to the previous year, the reported result includes a $47 million increase in amortisation costs on the newly acquired UK businesses and an expected $167 million after-tax decrease in investment returns following the Group's decision to de-risk its portfolio by reducing its exposure to equities and investing in its core businesses.

The Group achieved strong premium revenue growth during the year. Gross written premium increased by 15% to a record $7.4 billion compared with the previous year, which was ahead of our target.

This was achieved on the back of growth in our domestic franchise, particularly in our largest business of Australian Personal Insurance, and the first contribution from the newly acquired UK businesses. These UK businesses constituted almost 16% of the Group's gross written premium in the second half and delivered an $86 million pre-tax diversification benefit.

The Group's key wholly owned licensed insurers retained their very strong capital position, with a 'AA' insurer financial strength rating from Standard & Poor's and the Group had a multiple of 1.67 times APRA's minimum capital requirement at 30 June 2007. This remains above our internal benchmarks.

IMPROVED DOMESTIC PERFORMANCE

Our largest business, Australian Personal Insurance, reported improved results during the year. Revenue from insurance products sold direct to customers, which makes up about 74% of Australian Personal Insurance, grew by around 5% in the second half of the year compared to the first half, after adjusting for the impact of the NSW Lifetime Care & Support Scheme. The business also improved its position in a number of domestic markets, including CTP, where NSW share hit our target of 38% and Queensland share grew to 3.7% during the same period.

A major contributor to the growth in our personal insurance portfolio has been a renewed focus during the year on improving our customers' experience. Evidence of these efforts can be seen in our direct personal lines customer satisfaction score which has increased by 3% to 83%, while customer renewals remained over 90%.

Our commercial business, CGU, also performed strongly, growing both revenue and profit. However, a fourth consecutive year of falling premiums and significant competitive pressure mean the reported profitability of commercial insurance across the industry has relied on unsustainable levels of prior period reserve releases.

Our Australian Business Partnerships division experienced a turnaround in its underlying performance during the year, and our New Zealand business grew revenue in local currency terms.

Costs have been closely managed across the Australian and New Zealand businesses, and have been kept flat for four consecutive years. This means we made productivity gains in real terms.

GROWING OUR INTERNATIONAL PLATFORM

Our newly acquired general insurance businesses in the UK contributed around 10% or $725 million to the Group's total gross written premium for the year.

Within the combined UK business, the niche insurance portfolio performed well while the private motor market remained challenging as rate increases in the market took longer to come through than originally anticipated.

We are integrating our UK businesses, and expect to deliver synergies of £25 million, which is about 14% ahead of our original target.

We welcomed Equity Insurance Group's CEO Mr Neil Utley to the Executive team as IAG CEO, UK. He now has responsibility for building our business within that market.



CEO'S REVIEW (CONTINUED)



TONY COLEMAN
Chief Risk Officer & Group Actuary

GEORGE VENARDOS
Chief Financial Officer

PERFORMANCE HIGHLIGHTS

	12 months to 30 June 2006 $m	12 months to 30 June 2007 $m
Gross written premium (GWP)	6,435	7,381
Net earned premium (NEP)	6,132	6,743
Net claims expense	(3,900)	(4,474)
Underwriting profit	533	407
Net investment income on technical reserves	310	360
Insurance profit	843	767
Net investment income on shareholders' funds	539	301
Net profit after tax attributable to holders of ordinary shares	759	552

We also made further progress in strengthening our Asian operations. Our Thai businesses grew, and we reached agreement with our Malaysian partners to increase our ownership in the general insurance business of AmAssurance from 30% to 49% in the coming year, while divesting our interest in the associated life insurance business.

We remain committed to pursuing long-term investment opportunities in general insurance markets in China and other countries in Asia, to meet our ambition to grow our portfolio of general insurance businesses in the region.

The Group also completed the acquisition of Alba, a Lloyd's syndicate and its managing agency now known as Diagonal Underwriting Agency Limited, and established IAG Re Labuan (L) Berhad during the year. These businesses, which form our Asian Reinsurance operations, aim to benefit from retaining individual business unit exposures and gain efficiencies in managing all reinsurance covers centrally.

MANAGING RISK ACROSS OUR BUSINESS

Managing risk plays an important element in all areas of business, and often means adjustments are made to suit changing circumstances.

During the year, we took the decision to restructure the Group away from a reliance on volatile investment returns towards a greater focus on diversified insurance returns with lower volatility. As a result, the Group reduced its asset management investment exposure to Australian and international equities.

The Group's investment return on shareholders' funds contributed $301 million of pre-tax income on the back of another year of strong underlying equity market returns. This result compares with $539 million achieved in the previous year, a higher return due in part to the previously greater equities exposure. Investment return from reserves for insurance liabilities also contributed $360 million to the Group's pre-tax profit.



CHRISTINE McLOUGHLIN
Group Executive, Strategy

JAN VAN DER SCHALK
CEO, Asset Management & Reinsurance

SAM MOSTYN
Group Executive, Culture & Reputation

PROGRESS AGAINST STRATEGIC FINANCIAL GOALS

Top quartile shareholder return	Since listing on 8 August 2000, the Group has delivered a total shareholder return of 176% as at 30 June 2007. While this does not rank us in the top quartile of companies in the S&P/ASX 100 during the period, we remain committed to this long-term goal.
Return on equity of at least 1.5 times weighted average cost of capital	The Group reported return on equity of 13.5% (or 12.9% on a normalised basis) for the 2007 financial year. Our aim remains to exceed our goal.
Build an international platform	Entered the UK general insurance market with the acquisition of businesses including Equity Insurance Group and Hastings. IAG now has three international divisions, with NZ representing 14% of GWP, the UK 10%, and Asia 2%.
Maintain an 80:20 mix of short-tail:long-tail premiums	The Group's mix of short-tail:long-tail premiums remained at 80:20.
Maintain an 'AA' category rating	Maintained 'AA' insurer financial strength rating from Standard & Poor's for our key wholly owned licensed insurers.

One of the largest exposures inherent in our business is to extreme weather events. This was particularly evident this year, having managed the impact of one of the most severe storms on record in Australia.

We cater for these events in two ways. We have extensive, high quality reinsurance covers in place to mitigate the effect on our financial results. We also have operational procedures in place to ensure we respond quickly to assist our affected customers get on with their lives as quickly as possible.

The frequency and severity of such weather-related events is expected to increase as a result of climate change. That is why we believe it is good management to address climate change.

To that end, we have announced our intention to become carbon neutral by 2012, and we have made progress toward this goal. The initiatives we are taking are not only benefiting the community, but they also make sense from a cost reduction perspective.

Further information on how we manage risk across our business – in terms of economic, social, workplace and environmental aspects – to ensure the longevity of our business, can be found in our 2007 Sustainability Report, to be released in November and available at www.iag.com.au.

As part of ensuring we are well-placed to successfully manage our increasingly diverse portfolio, we have continued to invest in our risk management systems. The quality of our processes was recognised earlier this year when Standard & Poor's advised us that IAG was one of only seven insurers globally whose Enterprise Risk Management System had been assessed as 'Excellent' – the highest assessment available under its methodology.

CEO'S REVIEW (CONTINUED)

OUR PEOPLE
The sustainability of our business relies on the ongoing participation and commitment of our employees. I am pleased to report that the overall engagement of our employees increased during the year. This is the fourth consecutive year of improvement since we started measuring employee engagement, and many business units now score within the 'best employer' zone.

As we become an international organisation we must continue to build a sustainable culture with common values, and continue to improve engagement. That is why we are investing in identifying and addressing emerging labour force trends, such as providing a more flexible working environment which helps us attract both working parents and mature age workers. Initiatives in this area include extending paid parental leave from six to 12 weeks, and trialling working from home solutions for our claims management employees.

I would like to thank all those people who have contributed to the success of our Group. I am proud of what we have all achieved.

Finally, I would like to thank my Executive team for their dedication to the performance of the Group.

In particular, I would like to pay tribute to Ms Sam Mostyn, Group Executive, Culture & Reputation, who will leave her full-time role on the Executive team in October 2007. Sam has made a significant contribution over the past six years in shaping the company culture and I look forward to her ongoing contribution in a more flexible advisory role. Sam's portfolio will transition to Ms Christine McLoughlin, currently Group Executive, Strategy.

LOOKING FORWARD
Our long-term strategy remains to build a general insurance business based on scale, with diversity across products, geography and distribution channels.

Ultimately, our aim is to deliver top quartile total shareholder return over the long term, with our return to ordinary shareholders exceeding 1.5 times our weighted average cost of capital, and to maintain our 'AA' rating from Standard & Poor's for our key wholly owned licensed insurers.

The Group remains committed to its ambition of doubling the size of the business over the next five years. We have made significant progress this year in building our international operations, and we are currently actively pursuing opportunities in China, India and Europe.

We will also continue to improve the momentum and strength of our domestic businesses. As a result, for the 2008 financial year, we are targeting gross written premium or revenue growth of 10–12%.

While we expect operating conditions to remain challenging, we're executing plans to respond to various parts of the cycle. To ensure a more sustainable outcome in terms of a fair price for risk, we have started increasing rates in short-tail commercial in Australia and New Zealand and have already put rate rises through in private motor in the UK, which now appear to be holding across the market.

By managing our business over these long-term trends, we will continue to deliver sustainable, quality earnings for our shareholders.

MICHAEL HAWKER
Chief Executive Officer

INVESTING FOR LONG-TERM SUSTAINABILITY

Managing our business for the long term requires investment in initiatives to reduce risk. That means improving safety on roads, in homes, in the community and in the workplace, reducing crime and minimising environmental impacts. That way we can help reduce the number of claims made in the first place. Some of the initiatives IAG undertook during the year are listed below.


QUEENSLAND
FIRE & RESCUE

The 'Safehome' partnership between NRMA Insurance and the Queensland Fire and Rescue Service is just one of the many initiatives in which we invest to help reduce risk in the community.

RECOGNITION

We are proud of the recognition we've received during the year:

- Qualified for the first time for inclusion in the **Dow Jones Sustainability Index**, a global index tracking the financial performance of the leading sustainability-driven companies.
- Listed in the 2007 **Global 100 Most Sustainable Corporations in the World** at the World Economic Forum by Corporate Knights and Innovest Strategic Value Advisors.
- Recognition as Ethical Investor's 2006 **Sustainable Company of the Year.**

INITIATIVES TO REDUCE ENVIRONMENTAL IMPACT:

- Announced our intention for the Group to become **carbon neutral** by 2012.
- Reduced our electricity consumption in Australia by 14%, reducing costs on our energy bills of $630,000.
- Introduced a **fuel efficient saving** under which NRMA Insurance, SGIO and SGIC customers insuring cars with a fuel economy of 5.5 litres per 100 kilometres or better receive a saving on their comprehensive car insurance of approximately 10%.
- Trialling a **contents collection service** under which NRMA Insurance collects home insurance customers' damaged items and either re-uses or recycles them.
- Co-chaired the insurance working group to produce the **United Nations Environment Programme Finance Initiative** (UNEP FI) 'Insuring for Sustainability' report.
- Member of the Climate Change Adaptation Working Group of the **World Business Council for Sustainable Development.**
- Joined **Greenhouse Challenge Plus**, an Australian Government initiative which enables Australian companies to form working partnerships with the Government to improve energy efficiency and reduce greenhouse gas emissions.
- Wrote detailed submissions for the States' **carbon emissions trading schemes** and the Prime Minister's taskforce on emissions trading.
- Presented to the Prime Minister's **Science, Engineering and Innovation Council Working Group on Climate Change.**

COMMUNITY, SOCIAL AND CUSTOMER INITIATIVES:

- Introduced **Risk Radar for Business**, an online risk management tool available to CGU Business Insurance customers to help actively manage the safety, health and environmental issues in more than 500 business types.
- Participated in the **Business for Poverty Relief Alliance** working group and report.
- Deployed **crime prevention** vans to new areas of NSW.
- Granted over $550,000 to more than **170 community groups** whose aim is to reduce risk.
- Continued the **'Prevent and Report Rural Crime'** partnership between CGU and the NSW Police Force.
- Continued the **'Safehome'** partnership between NRMA Insurance and the Queensland Fire and Rescue Service, with firefighters visiting 3,420 homes to provide free advice to householders on fire prevention for their property.
- Continued a five-year research project with the **Pain Management Research Institute** to reduce the emotional, physical, social and financial burden of pain from injuries sustained in the workplace or as a result of a car crash.
- Our employees **volunteered 10,734 hours** to charity organisations.

INITIATIVES TO BUILD A SUSTAINABLE WORKFORCE:

- Developed a Group-wide **Code of Ethics** to provide all employees with a framework to make good, informed business decisions and to act on them with integrity.
- Increased paid primary carers' **parental leave** from six weeks to 12 weeks.
- Prepared a Group-wide **Flexibility Skilling** Programme for all managers to address this skill gap.
- Continued to support and achieve positive results from a **Women's Career Development Programme.**
- Launched a **Stress Minimisation** Programme to help staff anticipate and manage work and life stress.
- Continued to expand the **CGU Academy**, which helps develop our people's technical insurance skills.
- Awarded **Employer of Choice for Women** status for the third consecutive year, by the Australian Government's Equal Opportunity for Women in the Workplace Agency.

Further information about our sustainability performance will be contained in our 2007 Sustainability Report, available from November 2007 at www.iag.com.au.



AUSTRALIAN BRANDS

NRMA INSURANCE SGIO SGIC CGU Swann Insurance

AUSTRALIAN OPERATIONS

WHAT WE DO

- IAG's Australian businesses include some of Australia's leading general insurance brands – NRMA Insurance, SGIO, SGIC, CGU and Swann Insurance.
- Personal insurance products are distributed through a network of branches, franchises and country service centres, call centres and online facilities.
- Commercial insurance products are primarily sold through insurance brokers and authorised representatives.
- A range of commercial and personal insurance products are also distributed through partnerships with governments, financial institutions, affinity groups, motor dealers and motor manufacturers.

2007 FINANCIAL PERFORMANCE

Gross written premium	$5,489 million
Net earned premium	$5,126 million
Combined ratio	92.7%
Insurance margin	13.1%

INSURANCE PRODUCTS

- Commercial and motor fleet
- Commercial property
- Construction and engineering
- Consumer credit
- CTP
- Directors' and officers' liability
- Extended warranty
- Farm, crop and livestock
- Home and contents
- Home warranty
- Marine
- Motor vehicle and motorcycle
- Niche, such as veteran, vintage and classic car, boat, caravan and travel
- Professional indemnity
- Public and product liability
- Travel
- Workers' compensation

PERSONAL INSURANCE

IAG's largest division, Australian Personal Insurance, increased gross written premium in its core portfolios of home and motor insurance and regained CTP market share during the year.

A combination of increased volume of insurance policies sold, as well as higher average premium, including higher average value of assets insured in the home insurance portfolio, contributed strongly to top line revenue growth, particularly in the second half of the year.

The introduction of the NSW Government's Lifetime Care & Support Scheme in October 2006 impacted our NSW CTP portfolio. Funded by a levy on all CTP policies, the scheme is designed to support children who are severely injured in motor accidents, regardless of who was at fault. It will be extended to adults from October 2007.

We regained CTP market share, increasing our share to 38% of registrations, in line with our target for the year.

Customer renewals in our NRMA Insurance, SGIO and SGIC direct personal lines portfolios remained over 90% and customer satisfaction improved by 3% to 83%.

These pleasing results were achieved against a background of significant consolidation in the Australian personal insurance industry and continuing competition across all personal insurance product lines.

The most significant claims event for our business during the year occurred when severe storms hit the Newcastle and Central Coast region of NSW in June 2007, causing hundreds of millions of dollars worth of damage to our customers' property.

We are proud of the response of our people to the storms, who came together to help our affected customers get on with their lives as quickly as possible.

A major contributor to the growth in our personal insurance portfolio has been a renewed focus during the year on improving our customers' insurance experience. We achieved this on a number of fronts.

Feedback from our employees indicated that the pace of change in our business was making it difficult for them to focus solely on delivering customer service. Addressing this concern contributed to a 7% improvement in employee engagement across the board, with scores as high as 85% among groups of our customer-facing staff, and this has translated into customer satisfaction improvements.

We also invested significantly in new marketing campaigns for our personal insurance brands to continue to differentiate their value propositions and products, including customer rewards and product features. At the same time, we continued our focus on customer segmentation and maintaining competitive pricing positions in each of our markets. This included tailored pricing for specific segments, for example small versus large cars.

Our aim to manage our business sustainably saw us continue to work closely with the community and our customers to help make roads and homes safer, reduce crime and minimise our environmental impact.



DAVID ISSA
CEO, Personal Insurance

MARIO PIRONE
CEO, CGU Insurance


CREATING
SAFER
WORKPLACES

CGU customer and farmer, Rodney Minato, discusses the benefits of Farm Risk Radar.

We invested more than $12 million in community-based initiatives, including grants to local community groups that aim to reduce risk, and continued support for our community partners, including the Salvation Army Emergency Services and NRMA Careflight.

We also introduced a new product feature to reward our customers for their efforts to reduce their own impact on the environment. Our NRMA Insurance Fuel Efficient Saving gives a saving of approximately 10% on premiums for comprehensive car insurance policies to owners of cars with a fuel economy of 5.5 litres per 100 kilometres or better.

LOOKING FORWARD

We aim to build on the momentum generated throughout the year, and further grow gross written premium in our major portfolios, while reducing expenses. We will achieve this by continually improving our customers' experience by:

- creating a great working environment, and operating in the best employer range;
- working with the community to build a safe, sustainable world to live in; and
- building a strong business landscape in which we can forge mutually beneficial partnerships with our suppliers.

CGU INSURANCE

IAG's Australian commercial insurance business, CGU, again delivered profitable returns this year, despite the continuing downward pressure on commercial insurance premiums.

Intense competition from local and international insurers continued, and was particularly strong in general liability, professional indemnity and workers' compensation. Average commercial insurance premiums reduced across the market.

Our ability to generate a strong performance was supported by maintaining our disciplined approach to risk selection, rather than writing business at prices below the level we consider necessary to generate an adequate return. Renewal rates through the year remained high, particularly among small to medium sized businesses and rural customers.

Claims performance is one of the most important satisfaction drivers for our intermediaries and their customers. We continued to partner with intermediaries to improve this performance leading to the introduction of a number of initiatives designed to meet evolving needs.

These include the launch of iClaims – a monitoring tool enabling brokers to track their clients' claims online; and FastTrack – a system to provide settlement within 48 hours for common claims, such as minor motor and property claims.

We also introduced risk management solutions, including CGU Right Cover, a new service designed to address the issue of underinsurance, particularly among small businesses, of which half are underinsured. Working in partnership with professional loss adjustors and our customers' brokers, we visit businesses to ensure assets are correctly valued. In addition, we evolved our suite of Risk Radar products. These are online tools to help our customers identify and address safety risks.

Brokers continued to rank CGU highly, and JP Morgan Deloitte's latest insurance survey nominated CGU as one of the top three insurers overall.

CGU was one of the first insurers on the ground supporting customers when the devastating storms hit the Newcastle and Central Coast region of NSW in June 2007, which ranked as the most significant claims events of the year.

On average, 100 deaths occur each year on farms in Australia, including one child dying every 10 days. More than 20% of farms have an accident each year resulting in 6,500 hospital admissions and almost 6,000 workers' compensation claims.

That's why our business CGU – Australia's largest regional and rural insurer – has introduced Farm Risk Radar.

Free for CGU customers, Farm Risk Radar is a web-based tool that helps farmers better understand their risks and implement programmes to reduce them. This not only increases safety, it also helps keep insurance premiums down.

Farm Risk Radar received the National Safety Council of Australia Award for Excellence in October 2006 and is now being used by over 3,000 farmers across Australia.

CGU is working with the NSW Department of Environment & Climate Change and farming groups to further enhance Farm Risk Radar to help farmers manage environmental issues and develop sustainable farming practices.

Farm Risk Radar is just one of the many risk management initiatives IAG's businesses have introduced. This demonstrates how we put our expert understanding of risk to use to help our customers minimise the risks they face. It also shows how we can put this knowledge to work to help ensure premiums are priced fairly and accurately.



JACKI JOHNSON
CEO, Business Partnerships

As CGU is often dealing with specialised markets, including the small business, rural and corporate markets, our people need specialised training to enhance technical knowledge and skills.

We launched the CGU Academy in July 2006 to meet this need, and more than 7,000 training modules have already been completed. This training has contributed to strong levels of CGU employee engagement.

LOOKING FORWARD

We believe the industry needs to move to more rational, risk-based commercial pricing to ensure the long-term sustainability of the cover it provides to Australian businesses. This will avoid the need for significant increases in future years, making cover unaffordable or inaccessible for some customers.

CGU is taking a leadership position on this issue and will introduce targeted rate increases on under-performing portfolios in the coming year.

We are working closely with intermediaries to manage the impact of these increases on their clients and demonstrate the value of our superior underwriting and claims service. We are also adding value to our existing competitive rates by offering risk management solutions, such as Risk Radar and CGU Right Cover.

We remain committed to our business goals for CGU to become number one in small business, regional and brokered personal lines, and in the top three in other chosen markets.

Initiatives being implemented to achieve these goals include:

- establishing a best-in-class account management model;
- moving from national to region-based pricing;
- increasingly targeting the medium-sized business market, particularly in regard to professional risks; and
- building capability in construction/ engineering, motor fleet and marine insurance.

A number of other focus areas crucial to CGU's goals include:

- becoming the number one employer of choice;
- becoming the best in the business at claims; and
- claiming a leadership position in the provision of innovative solutions.

BUSINESS PARTNERSHIPS

IAG's Business Partnerships division experienced a significant turnaround in its underlying performance during the year.

Improvements occurred in both the retention of our workers' compensation customers and the management of our third party distribution relationships. We achieved strong sales results, particularly in our financial institutions and dealer channels, as we focused on improving our strategic approach to our relationships and a more disciplined approach to pricing and technology.

Our measures show satisfaction has improved among our financial institution and dealer business partners in our third party distribution business and workers' compensation customers, particularly in NSW.

Initiatives undertaken to build on mutually beneficial partnerships with our business partners and improve employee retention and engagement contributed to these improved results.

Our businesses have been actively working on improving operational efficiency. One initiative was the launch of .Live, an electronic portal that cuts 'red tape' by allowing employers to lodge notifications of injury and obtain quotes and certificates of currency. This has enabled us to improve our response to injury management through earlier notification of injury by our business partners.

We worked with NSW WorkCover to secure a change in state legislation to allow details to be submitted electronically and, when the legislation was enacted in late 2006, .Live was launched. The results have been significant for our NSW business:

- more than 19,000 requests for cover notes have been received and, of these, 93% have been generated automatically;
- about 2,700 injury notifications have been received; and
- quotes provided to employers online for workers' compensation have resulted in a 64% conversion to policies.

Activ8, a front end sales system developed by Swann Insurance, has seen similar success. More than 80% of motorcycle and motor dealer gross written premium was derived through the channel, reducing costs and improving service to our customers. We plan to deploy similar point of sale technology for the financial institution distribution channel.

While these initiatives have improved customer service, sustaining this progress means ensuring the ongoing commitment and development of our highly trained professionals and a focus on staff retention and engagement.

To meet this need, we are working with Deakin University, other insurers and workers' compensation and motor accident authorities as part of the Personal Injury Education Foundation (PIEF). PIEF offers a Masters programme in Personal Injury, covering scheme design, leadership and injury management. Employees from across our personal injury business are participating in the programme.

In addition, in NSW and Victorian workers' compensation, we have initiated new staff development programmes focusing on continual coaching and support. At our national Customer Care Centre we have also improved recruitment practices, including recruiting more mature age staff and reviving our induction programme. These programmes have led to lower staff turnover and increased engagement during the year.

LOOKING FORWARD

We believe that strengthening our partnerships and value proposition is key to our success. We will continue to develop strategic plans with our key business partners to ensure we design a mutually agreed strategy to drive value for both organisations and delivering improved service to the end customer.

The deployment of Salesforce.com, which began in early 2007, will strengthen our account management approach.

All businesses are exploring new opportunities with our current partners and focusing on new markets.

Harmonisation of workers' compensation schemes across Australia will further cut 'red tape' for national employers and we will continue to work with governments across Australia toward this goal.

PAYING CLAIMS

"A BUSINESS IS ONLY AS GOOD AS THE WAY IT TREATS ITS CUSTOMERS."



NRMA Insurance customer Margaret Foxon surveys the damage to her home in Adamstown following the severe June long weekend storms.

When storms lashed the NSW Central Coast and Hunter region in June 2007, our people mobilised to help our customers. Many cut short their long-weekend holidays, and some travelled from interstate to support our local teams to respond to the disaster.

In the first 24 hours, we set up vans to help customers lodge claims and our 24 hour teleclaims centre was taking calls from thousands of customers. We arranged temporary accommodation for those worst hit, set up generators for people without power and authorised emergency payments for many customers.

In the first two weeks, we received more than 22,000 claims for home, business, car and contents damage.

In the same time we removed about 3,000 damaged household items, and allocated builders to almost 5,200 jobs, contents restorers to over 2,400 items and carpet suppliers to over 650 properties. We answered almost 35,000 calls for help and – even at the height of the storms – we were able to answer those calls in around 12 minutes.

We are proud of our response in times of disaster – when cyclones, bush fires, hailstorms or snow storms hit – wherever we operate around the world.

Whether it is responding to disasters, or to any other claim, we believe the way we treat our customers is what sets us apart. It makes good business sense to look after our customers, and helps to create long-term value for our shareholders.



NEW ZEALAND OPERATIONS



NICK HAWKINS
CEO, New Zealand

WHAT WE DO

- IAG's New Zealand business, through our brands NZI and State, is the country's leading general insurance provider.
- Around 1 million cars, 580,000 homes and around 300,000 businesses and rural risks are insured by IAG's businesses in New Zealand.
- Insurance products are predominantly sold directly to customers under the State brand, and through intermediaries such as brokers and agents under the NZI brand.
- Personal and commercial products are also distributed under third party brands by corporate partners such as large financial institutions.

2007 FINANCIAL PERFORMANCE

Gross written premium	$968 million
Net earned premium	$860 million
Combined ratio	92.6%
Insurance margin	10.0%

INSURANCE PRODUCTS

- Commercial and motor fleet
- Commercial liability
- Commercial property
- Construction and engineering
- Home and contents
- Income protection
- Marine
- Motor vehicle
- Niche, such as veteran, vintage and classic car, boat, caravan and travel
- Personal liability
- Professional indemnity
- Rural and horticultural

IAG's New Zealand operation delivered sustainable returns during the year and is poised for growth following a period of investment.

Our intermediary brand, NZI, has gained momentum with a series of high profile advertising, marketing and sponsorship campaigns, which relaunched the iconic New Zealand brand.

We also strengthened our broker relationships throughout the year to market-leading levels and broadened the commercial product offering. This included the establishment of the NZI Professional Risks business unit, formed in response to broker requests for a complete suite of liability products. It includes professional indemnity and directors' and officers' cover.

Our Net Promoter Score for NZI – which measures the likelihood of brokers recommending NZI products to clients – is the highest in the New Zealand industry.

Our direct brand, State, continued to be the direct insurance market leader with a strong focus on profitable growth. We embarked on a number of initiatives to achieve ongoing growth for the well known brand, including advertising, promotions, and the successful implementation of a new underwriting and claims management technology platform modelled on the Group's Australian personal insurance platform. This will give us a competitive edge in pricing and customer segmentation and is a good example of sharing assets and capability across the Group.

We recently launched State EasyBiz, a package of commercial products for small retail and trade customers, tailored to simplify what can be a complicated process of finding the right business insurance.

With our focus on continuously improving our customer service, State has started to move some of its telephone activity to its regional network of sales centres across the country. This decentralisation has boosted employee engagement by allowing our people to work in their local communities. We also saw a positive result from the merger of our three Christchurch premises into one building, improving communication, team dynamics and workplace culture.

In our business partners area, through our relationship with local bank ASB, we introduced a new basic contents policy tailored to young renters and tertiary students to help protect their possessions.

We responded to a number of major claims events during the year, including severe flooding in the upper North Island in March and heavy snow storms in the South Island.

Our people are integral to the success and achievement of our business objectives. We were pleased our recent staff survey showed an improvement in our employees' engagement score, which is now up 16% from the first measurement four years ago. This is particularly pleasing as New Zealand moves further into a tightening labour market.

UNDERSTANDING AND PRICING RISK

"I LIKE THE WAY IAG UNDERSTANDS LONG-TERM RISK."



State staff discuss the benefits of EasyBiz to small business owners in New Zealand.

Small businesses have a major role in powering the New Zealand economy. They employ an estimated 30% of all New Zealand workers, and accounted for about 60% of all new jobs in the five years to 2006.

So when a small business suffers an unexpected loss – such as damage from fire, storm, theft or vandalism – the impact on the community can be significant. And too often, a business' recovery is delayed because it is underinsured, or does not have any insurance at all.

IAG's direct insurer in New Zealand, State, has found that the complexities involved in choosing the most suitable insurance product may be contributing to underinsurance among small businesses.

That is why State has introduced EasyBiz, which demystifies and packages insurance cover for small retail and trade customers. It is designed to give them insurance cover that meets their essential needs, with an appropriate premium which neither overprices, nor underprices the cover.

We have drawn on our extensive underwriting experience to offer EasyBiz, which brings together a range of covers for a range of events targeted to small business owners.

EasyBiz is just one of the many risk management initiatives IAG's businesses have introduced for customers. This demonstrates how we put our expert understanding of risk to use to help our customers minimise the risks they face. It also shows how we can put this knowledge to work to help ensure premiums are priced fairly and accurately.

LOOKING FORWARD

IAG's New Zealand operation will build on improved customer advocacy across all its business channels to generate sustainable, profitable growth by:

- maximising the value of our brands by building on campaigns proven to yield results;
- leveraging our investment in leading-edge technologies and providing a seamless service for our customers;
- continuing to look at ways to meet customer needs, through innovative product development, such as bundling products and developing products that align with our sustainability position;
- ensuring we have an engaged and valued workforce, through initiatives such as taking a localised and flexible approach to meet the needs of our people wherever they are located; and
- building one of New Zealand's first 5 Green Star rated buildings – meaning it achieves the highest standards in terms of environmentally sustainable design – as our flagship new corporate centre in Auckland.

UNITED KINGDOM BRANDS





NEIL UTLEY
CEO, United Kingdom

UNITED KINGDOM OPERATIONS

WHAT WE DO

- IAG's businesses in the United Kingdom include Equity Insurance Group and Hastings.
- Combined, these brands have strong motor insurance businesses and provide a combination of direct and third party multi-channel distribution.
- IAG is now the fifth largest motor insurer group, the largest motorcycle insurer and a leading personal lines broker in the UK.
- Hastings trades under the brands Hastings Direct and Peoples Choice.
- Equity Insurance Group operates through Equity Red Star and Equity Insurance Brokers.

2007 FINANCIAL PERFORMANCE

Gross written premium	$725 million
Net earned premium	$592 million
Combined ratio	100.5%
Insurance margin	5.1%

INSURANCE PRODUCTS

- Agricultural vehicles
- Caravan
- Classic car
- Commercial vehicle
- Fleet
- Household
- Motorcycle
- Personal accident
- Private car
- Roadside rescue
- Travel

IAG entered the United Kingdom general insurance market in September 2006 with the purchase of Hastings Insurance Services Limited (Hastings) and Advantage Insurance Company Limited (Advantage) for approximately $350 million.

The acquisition of Equity Insurance Group (Equity) for approximately $1.4 billion expanded the newly established UK division in January 2007.

Combined, the businesses position IAG as the UK's fifth largest motor insurer, the largest motorcycle insurer and the fourth largest broker in personal lines. They added $725 million to the Group's gross written premium in the nine months to 30 June 2007.

Hastings, trading under the brands Hastings Direct and Peoples Choice, is a personal lines insurance broker. Launched in 1997, it has grown at a compound annual rate of 20% over the past five years. Advantage was established in 2002 to underwrite personal lines insurance, specialising in motor insurance.

Equity Insurance Group operates through Equity Red Star, the UK's largest Lloyd's motor insurance syndicate and the UK's largest motorcycle insurer, with an unbroken record of profitability since 1969; and through Equity Insurance Brokers, with a multi-channel distribution strategy including telesales, internet and a network of almost 80 high street branches.

Significant progress was made during the year to integrate the Hastings and Equity Insurance Group businesses. With a UK Board and governance framework now in place, the integration aims to deliver synergy benefits by streamlining processes, strengthening IAG's presence in the volume motor insurance and targeted specialist markets, and positioning the businesses for further growth.

Against this background, our UK businesses operated in a competitive environment. Our goal has been to adhere to disciplined pricing and strive for an optimum business mix, and to ensure our range of distribution channels meets the evolving ways people choose to access insurance.

A growing trend has been for customers to buy insurance products through direct channels such as the internet, now the second largest sales channel for personal insurance products in the UK. Accordingly, we began expanding our online distribution capabilities and product offerings, enhancing our online marketing and loyalty programmes and building a stronger, more flexible and user friendly online environment to capitalise on this rapidly evolving market.

We have also been expanding our branch network and developing new affinity brand relationships with partners including Alliance + Leicester, First Direct, Renault and Nissan.

A major claims event for our businesses occurred when severe flooding affected areas of mid and northern England during June and July 2007. These were among the worst floods on record, with some areas receiving a month's rainfall in just 24 hours. In January, windstorms swept through an area from the Bristol Channel to Manchester, resulting in a number of smaller claims, predominantly from our home insurance customers.

MANAGING COSTS

"BELIEVE ME, WHEN IT'S YOUR MONEY, EVERY DOLLAR COUNTS."



A new car is crashed at IAG's Research Centre to test repair costs.

Each year, IAG's businesses worldwide repair or replace hundreds of thousands of cars for our customers.

With such large costs involved, it is in our interest to know a lot about cars.

That's why, for more than 15 years we have been conducting low speed crash tests at our research facility and actively researching the costs involved in repairing cars.

The findings from these tests and other research programmes have been used to help car manufacturers alter the design of cars, to improve safety, reduce repair costs and reduce the risk of theft. For example, we've provided input into the design of many car models, up to five years before the cars have gone into production.

We publish our research findings to help customers factor in safety, security and repair cost considerations when buying a car. A car with a better risk rating means a cheaper insurance premium for our customers.

We also monitor the prices of about six million car parts each year, and the feedback we give car manufacturers helps to ensure the pricing of parts remains as competitive as possible.

All this research means our customers can benefit from safer, more secure cars, which can be repaired more quickly and at less cost. It's one of the ways IAG works to manage its costs and ensure we can deliver benefits to customers and shareholders, because we know that every dollar counts.

LOOKING FORWARD

We will continue integrating our UK businesses and have upgraded our synergies target by close to 14%, from £22 million to £25 million per annum.

Our focus will be on delivering profitable growth in both the direct and external broker distribution channels by reducing costs through improved operational processes, adhering to disciplined pricing and optimising our mix of business.

We plan to grow distribution revenue by expanding our branch network and offering competitive products, and are well positioned to develop our direct distribution through both channel development and marketing.

Our presence in the volume motor insurance market will continue to be strengthened and we aim to capitalise on our expertise in a number of specialist sectors, such as motorcycle, fleet and haulage.

SUMMARY OF PERFORMANCE



ASIAN OPERATIONS

ASIAN BRANDS



JUSTIN BREHENY
CEO, Asia

WHAT WE DO

- IAG's Asian operations offer personal and commercial insurance products through local brands in different Asian markets.
- IAG has the fourth largest share of the Thai insurance market through the Safety Insurance and NZI Thailand brands.
- In Malaysia, IAG has a 30% interest in personal insurer AmAssurance.
- In China, IAG has a roadside assistance operation and insurance agent, China Automobile Association (CAA).

2007 FINANCIAL PERFORMANCE

Gross written premium	$168 million
Net earned premium	$130 million
Combined ratio	99.2%
Insurance margin	6.9%

INSURANCE AND OTHER PRODUCTS

- Commercial property
- Home protection
- Education
- Family and protection
- Fire
- Healthcare
- Marine
- Motor vehicle
- Product and public liability
- Retirement
- Roadside assistance
- Saving and investment
- Travel

IAG's Asia division made further progress during the year towards its aspiration to be a leading general insurer in the region.

The focus for our existing businesses in Thailand and Malaysia was to continue to create value through transferring capability, particularly in core competencies such as underwriting, product development, and claims and risk management.

In Thailand, our NZI Thailand and Safety Insurance businesses increased gross written premium by a combined 4%, and expanded market share. This improved result was achieved despite a challenging environment caused by political unrest and marked by a significant decline in car sales, strong competition and a decline in consumer confidence.

As the Thai market slowed, competition intensified with a number of insurers seeking to maintain market share through aggressive pricing. Our businesses used the opportunity to undertake a comprehensive review of our portfolio to implement improvements to claims management, pricing and underwriting practices. Taking a disciplined underwriting approach has meant we have chosen not to write some risks that we believe to be unprofitable. Instead we have focused on growing segments, markets and products where we have a competitive advantage.

In Malaysia, our joint venture AmAssurance grew gross written premium by 10%. This was the result of growth in our motor agency business as well as product diversification, particularly through IAG's capability transfer programme of extended warranty, which achieved a 76% penetration rate in targeted areas, as well as commercial, health and personal accident products.

During the year, we continued our disciplined review of a number of acquisition opportunities in the Asian region to build our portfolio of businesses.

We remain committed to pursuing long-term investment opportunities in China's general insurance market, and are actively pursuing investment opportunities.

To support sustainable growth in the Asian region, we have built a risk framework for our current and future operating businesses and this is central to the way our Asian companies conduct business.

We also focused on building a unified culture across our businesses. As part of that process, employee engagement was measured across all our employees in Asia for the first time. The results of the employee survey are enabling us to target our engagement efforts, to ensure we're addressing issues that are important to our people.

REDUCING RISK

"DIVERSIFICATION? IT REALLY MEANS ALL THE EGGS AREN'T IN THE ONE BASKET."



Our Thai business, Safety Insurance, is one of the companies in IAG's growing international portfolio.

Just five years ago, almost 100% of IAG's business was in Australia. Now, more than 25% of our business is written overseas, and these operations contributed about $1.9 billion to our revenue for the year.

New Zealand remains our second biggest market with about 13% of our gross written premium generated there, ahead of the United Kingdom at about 10%. And premiums written in Asia now make up around 3% of our business.

Expanding our business across different international geographies is one way in which we are reducing risks for our shareholders. It means we diversify and increase our revenue streams, reduce volatility, and lower our cost of capital.

As well as expanding internationally, we've also diversified our portfolio of general insurance products, and the channels through which we sell them. From our historical base as a motor insurer selling policies direct to customers through our branches, we now offer many lines of insurance, with multiple products in each, sold via branches, phone, internet and via intermediaries and partnerships.

We will continue our targeted international expansion, and aim to grow our portfolio of general insurance products. For our customers it means the security of belonging to one of the world's largest general insurance groups. And for shareholders it means we reduce our overall operating and investment risk.

LOOKING FORWARD

We will continue to take a two-fold approach to support our aspiration to become a leading general insurer in the Asian region.

We will continue to build via acquisition a portfolio of strategic investments in predominantly personal lines insurers in key priority Asian countries.

At the same time, we will look to unlock and create value in those assets through capability transfer of our core competencies in underwriting, product development, claims management, risk management, direct distribution, reinsurance and asset management.

In Thailand, the insurance market is expected to grow about 8% over the coming year as the economy recovers, consumer confidence returns and industry reforms continue. We aim to capitalise on that growth by continuing to diversify our product suite to include consumer credit, gap, travel and accident, mid-market commercial and health insurance. We will also expand the geographic reach of Safety Insurance with new branches in the north and north-east of Thailand.

In Malaysia, we expect premium revenue growth to exceed 10% as AmAssurance continues to further diversify from traditional motor into commercial, health, warranty, consumer credit and gap insurance. We have also reached agreement with our Malaysian partners to increase our ownership in the general insurance business of AmAssurance from 30% to 49% in the coming year, while divesting our interest in the associated life insurance business.

BOARD OF DIRECTORS



The Board is committed to attaining the highest level of corporate governance to ensure the future sustainability of the organisation and long-term value for its shareholders.

MR JA (JAMES) STRONG
AO
age 63 - Independent Non-executive Director

Mr James Strong was appointed Chairman of IAG in August 2001. He is a member of the IAG Nomination, Remuneration & Sustainability Committee.

Mr Strong is Chairman of Woolworths Limited, Rip Curl Group Pty Limited and the Australia Council for the Arts. He is also a Director of the Australian Grand Prix Corporation and a Director of Qantas Airways Limited.

Mr Strong was Chief Executive and Managing Director of Qantas Airways Limited from 1993 to 2001. Previous positions he has held include Group Chief Executive of DB Group Limited in New Zealand, National Managing Partner and later Chairman of law firm Corrs Chambers Westgarth, Chief Executive of Trans Australian Airlines (later Australian Airlines) and Executive Director of the Australian Mining Industry Council. Mr Strong has been admitted as a barrister and/or solicitor in various state jurisdictions in Australia.

In 2006, Mr Strong was made an Officer of the Order of Australia.

Directorships of other listed companies held in past three years

- Woolworths Limited – since 10 March 2000;
- IAG Finance (New Zealand) Limited – since 9 November 2004; and
- Qantas Airways Limited – since 1 July 2006.

MR MJ (MICHAEL) HAWKER
BSc, FAICD, FAIM, SF Fin,
age 47 - Chief Executive Officer and Managing Director

Mr Michael Hawker was appointed Managing Director and Chief Executive Officer of IAG in December 2001.

Before joining IAG, Mr Hawker was Group Executive, Business and Consumer Banking at Westpac Banking Corporation. Previous positions include Executive Director of Citibank International PLC in Europe and Deputy Managing Director of Citibank Limited in Australia.

He is a recipient of an Australian Sports Medal, having played 25 Rugby Union Internationals for the Australian Wallabies.

Mr Hawker is the immediate Past President of the Insurance Council of Australia; a Member of the Financial Sector Advisory Council; Chairman of the Australian Business in the Community Network; Member of the Business Council of Australia; Member of the Business Roundtable for Sustainable Development; and Member of the Australian Business and Arts Foundation (AbaF). He was previously Chairman of the Australian Financial Markets Association; Director of the Australian Chamber of Commerce and Industry; Member of the Federal Treasurer's Consumer and Financial Literacy Council; an Advisory Board Member of the Australian Graduate School of Management and an Advisory Board Member for the Police Commissioner of NSW.

Directorships of other listed companies held in past three years

- IAG Finance (New Zealand) Limited – since 9 November 2004.

MS YA (YASMIN) ALLEN
BCom, FAICD,
age 43 - Independent Non-executive Director

Ms Yasmin Allen was appointed as a Director of IAG in November 2004. She is Chair of the IAG Audit Committee and is a member of the IAG Nomination, Remuneration & Sustainability Committee.

Ms Allen has had more than six years experience as a company director. She has extensive experience in strategic analysis, in investment banking, as an equities analyst and in senior management.

Ms Allen was previously a Vice President at Deutsche Bank AG, a Director at ANZ Investment Bank in Australia, an Associate Director at James Capel UK Ltd (HSBC Group) and a senior analyst at Kleinwort Benson plc Investment Bank in the UK.

Ms Allen is currently a Director of Macquarie Specialised Asset Management (and the Chair of its Audit Committee), Film Australia (and the Chair of its Audit Committee) and the Salvation Army Advisory Board. Ms Allen was previously a director of Export Finance & Insurance Corporation, Australia's export institution.

Directorships of other listed companies held in past three years

- None.

MR JF (JOHN) ASTBURY
FAICD
age 63 - Independent Non-executive Director

Mr John Astbury was appointed as a Director of IAG in July 2000. He retired from the Board on 31 August 2007. Before retirement, he was Chairman of the IAG Audit Committee and a member of the IAG Nomination, Remuneration & Sustainability Committee.

Mr Astbury is a Director of Woolworths Limited and AMP Limited. He was previously the Finance Director of Lend Lease Corporation Limited and a Chief General Manager of National Australia Bank Limited. He has had a long career in banking and financial services in both the UK and Australia.

Directorships of other listed companies held in past three years

- Woolworths Limited – since 29 January 2004; and
- AMP Limited – since 1 September 2004.



MR PM (PHILLIP) COLEBATCH

BSc, BE (Hons), SM, DBA
age 62 – Independent Non-executive Director

Mr Colebatch was appointed as a Director of IAG in January 2007. He is a member of the IAG Risk Management & Compliance Committee.

Mr Colebatch, a UK-based Australian, is a non-executive director of Lend Lease Corporation Limited (appointed December 2005). He also holds directorships on the Board of Swiss Re Capital Markets Ltd, IAG UK Holdings Limited and has served on the Group Executive Boards of Swiss Re and Credit Suisse Group.

Before joining Swiss Re as Division Head, Capital Management and Advisory, he spent 17 years with the Credit Suisse Group where, in addition to his Executive Board position, he served as Group CFO and then as CEO of Credit Suisse Asset Management. He has also served as Head of European banking activities for Credit Suisse First Boston Limited.

He began his career with Citicorp in New York and has held a number of senior investment banking roles at Citicorp in Asia and the UK. He has a Doctorate in Business Administration from Harvard University, a Master of Science from the Massachusetts Institute of Technology and an Undergraduate degree from the University of Adelaide.

Directorships of other listed companies held in past three years

- Lend Lease Corporation Limited – since December 2005.

MR GA (GEOFFREY) COUSINS

age 64 – Independent Non-executive Director

Mr Geoffrey Cousins was appointed as a Director of IAG in July 2000. He retired from the Board on 31 August 2007. Before retirement, he was a member of the IAG Audit Committee.

Mr Cousins has more than 26 years experience as a company director. Mr Cousins was previously the Chairman of George Patterson Australia and is a former Director of Publishing and Broadcasting Limited, the Seven Network, Hoyts Cinemas group and NM Rothschild & Sons Limited. He was the first Chief Executive of Optus Vision and before that held a number of executive positions at George Patterson, including Chief Executive of George Patterson Australia. He was also a consultant to the Prime Minister for a number of years.

Mr Cousins is a Director of Telstra Corporation Limited.

Directorships of other listed companies held in past three years

- Telstra Corporation Limited – since 14 November 2006.

MR ND (NEIL) HAMILTON

LLB
age 55 – Independent Non-executive Director

Mr Neil Hamilton was appointed as a Director of IAG in June 2000 and as a Director of Insurance Australia Limited (formerly NRMA Insurance Limited) in 1999. He is a member of the IAG Risk Management & Compliance Committee.

Mr Hamilton is the Chairman of IRESS Market Technology Limited and Mount Gibson Iron Limited and a Director of Programmed Maintenance Services Limited. He was formerly the Chairman of Western Power Corporation.

Directorships of other listed companies held in past three years

- Integrated Group Limited – from 2 August 1999 to 8 June 2007;
- IRESS Market Technology Limited – since 15 September 2000;
- Chieftain Securities Limited – from 12 June 2002 to 19 November 2004;
- Sons of Gwalia Ltd – from 19 January 2004 to 28 January 2005;
- Mount Gibson Iron Limited – from 24 April 2007; and
- Programmed Maintenance Services Limited – from 8 June 2007.

MR RA (ROWAN) ROSS

BEc BCom, FCPA, SF Fin
age 58 – Independent Non-executive Director

Mr Rowan Ross was appointed as a Director of IAG in July 2000 and acted as Chairman from April to August 2001. He is Chairman of the IAG Risk Management & Compliance Committee and is member of the IAG Nomination, Remuneration & Sustainability Committee.

Mr Ross is currently Chairman of Macquarie Capital Alliance Limited and Sydney IVF Limited. He is the former Chairman of Bankers Trust Investment Bank, former National President of the Securities Institute of Australia and former Chairman of the Sydney Dance Company and the Australian Major Performing Arts Group. Mr Ross has more than 35 years experience in investment banking and is an Executive Director of Macquarie Bank Limited.

Directorships of other listed companies held in past three years

- IAG Finance (New Zealand) Limited – since 9 November 2004; and
- Macquarie Capital Alliance Limited – since 25 January 2005.

MR B (BRIAN) SCHWARTZ

FCA AM
age 55 – Independent Non-executive Director

Mr Brian Schwartz was appointed a Director of IAG in January 2005. He is Chairman of the IAG Nomination, Remuneration & Sustainability Committee and is a member of the IAG Audit Committee.

Mr Schwartz is the Chief Executive of Investec Bank (Australia) Limited. Prior to this he was with Ernst & Young Australia (1979–2004), becoming its Chief Executive in 1998. He was a member of Ernst & Young's global board and Managing Partner of the Oceania region.

Mr Schwartz serves as a Trustee and Vice President of The Australian Museum; and Deputy Chairman of the Board of the Football Federation of Australia Limited. He was appointed a Member of the Order of Australia in 2004 for his services to business and the community.

Directorships of other listed companies held in past three years

- None.

CHANGES IN BOARD COMPOSITION

Mr John Astbury and Mr Geoffrey Cousins retired from the Board on 31 August 2007. Mr Hugh Fletcher and Ms Anna Hynes were appointed to the Board on 1 September 2007. Biographical details for Mr Fletcher and Ms Hynes are contained in the 2007 Notice of Annual General Meeting.

CORPORATE GOVERNANCE

IAG's corporate governance structure and risk management framework is designed to provide a sustainable balance between its core operating purpose (to pay claims, understand and price risk, manage costs and reduce risk) and its responsibility to provide fair and stable returns to shareholders.

1. IAG'S APPROACH TO CORPORATE GOVERNANCE

1a. Evolving framework

The Group is committed to attaining the highest level of corporate governance to ensure the future sustainability of the organisation and to create long-term value for its shareholders. To achieve this, the Company promotes a culture that rewards transparency, integrity, meritocracy, teamwork and social responsibility.

The key corporate governance practices followed by the Group and its people are summarised below. They are not an exhaustive list of all corporate governance practices in place. Copies of IAG's Board and Board Committee Charters and key corporate governance policies can be found on IAG's website at www.iag.com.au.

During the past year, the Group's corporate governance framework has continued to evolve in response to changes in its operations and as a result of the Group's international expansion.

In the past year, IAG accelerated its overseas expansion, investing approximately $1.8 billion in new insurance businesses in the United Kingdom. The Group strengthened its corporate governance and Board oversight by appointing to the IAG Board the Chairs of the main overseas country subsidiary Boards in the United Kingdom and New Zealand. Mr Phillip Colebatch and Mr Hugh Fletcher are respectively the Chairs of IAG UK Holdings Limited and IAG New Zealand Limited.

1b. Regulatory

The regulatory environment in which the Group conducts its business continues to have a major influence on the Group's corporate governance practices.

A sound regulatory regime is required to assist with stability and sustainability of the insurance sector. The regime needs to be competitively neutral – one that allows all industry participants to compete on the same consistent regulatory playing field and avoids or minimises incidents of regulatory overlap between prudential, market conduct and competition and consumer regulators.

The Australian Federal Government has made significant progress in relation to regulatory reform. A number of positive steps have been taken in the UK which is considering a move to a more principles-based regulatory regime.

The Group believes that active engagement with governments, regulators, industry and professional groups ensures that the interests of the Group and its stakeholders are properly considered in the formulation of proposals to improve corporate governance, general insurance prudential regime and insurance industry practices. In this context, the Group strives for regulation that enhances, rather than stifles, competition; protects consumers; encourages efficiency; and promotes and sustains public confidence in insurers and their products.

In the past year, the Group has again actively participated in the debate to improve Australia's corporate governance regime, making submissions to Federal and State Government committees and enquiries, and regulators in relation to new legislation and regulation affecting the insurance industry. The Group has also participated in a number of reviews of the New Zealand regulatory and legislative framework.

ASX Principles of Good Corporate Governance	Where you can find commentary on how IAG applies these Principles
Lay solid foundations for management and oversight	2a
Structure the board to add value	2b–2g and 4b
Promote ethical and responsible decision making	5a–5b
Safeguard integrity in financial reporting	4a and 4c
Make timely and balanced disclosure	5c
Respect the rights of shareholders	6
Recognise and manage risk	4d and 7
Encourage enhanced performance	2f and 9a
Remunerate fairly and responsibly	Refer to the Remuneration Report at pages 40 to 58
Recognise the legitimate interests of stakeholders	8

In addition, IAG representatives continued to participate in forums, working parties and committees of domestic and overseas insurance industry associations, accounting and actuarial professional bodies to help formulate responses to proposals to improve corporate governance, prudential and financial reporting standards and practices that have particular application to the general insurance industry.

Throughout the reporting period, the Group has complied with the Australian Securities Exchange (ASX) Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations.

2. THE BOARD OF DIRECTORS

2a. Roles and responsibilities

The Board

The Board is accountable to shareholders for the performance, operations and affairs of the Group. The Board's principal role is to govern, rather than manage, the Group. The Directors represent and serve the interests of the shareholders and collectively oversee and appraise the strategies, policies and performance of the Group.

In performing its role, the Board is mindful that the obligations of the Directors are primarily set out in the Corporations Act, the Insurance Act and general law.

The Board is responsible for oversight of the Group, and specifically:

- Driving the strategic direction of the Group by setting goals and policies, and approving Group strategies and the Corporate Plan;
- Selecting, regularly evaluating and, if necessary, replacing the Chief Executive Officer;
- Setting the Group's risk appetite;
- Monitoring management's performance and the exercise of the Board's delegated authority;
- Appointing and, where appropriate, removing the Chief Financial Officer, Approved Actuary and the Company Secretary;
- Reviewing CEO, CFO and senior management succession planning;
- Providing advice and counsel to senior management;
- Selecting appropriate candidates and recommending to IAG shareholders the election or removal of directors;
- Evaluating Board processes and performance of the Board as a whole, as well as contributions by individual Directors;
- Monitoring financial performance and reporting;
- Approving significant corporate initiatives including major acquisitions, projects and divestments, and capital management transactions;
- Reviewing the adequacy of systems to comply with all laws and regulations which apply to the Group and its businesses;
- Monitoring key risk areas by ensuring the implementation of a suitable risk management and internal controls framework;
- Ensuring that all relevant legal and commercial requirements are met in terms of proper reporting and disclosure; and
- Setting standards for and ensuring that proper governance practices (including appropriate standards of ethical behaviour, corporate governance, social and environmental responsibility) are adhered to at all times.

The Chief Executive Officer

The Board has delegated responsibility for the overall management and profit performance of the Group, including all the day-to-day operations and administration of the Group to the Chief Executive Officer, who is responsible for:

- Developing with the Board, implementing and monitoring the strategic and financial plans of the Group;
- The efficient and effective operation of the Group;
- Fostering a culture that rewards transparency, integrity, meritocracy, teamwork and social responsibility;
- Ensuring the ongoing development, implementation and monitoring of the Group's risk management and internal controls framework;
- Ensuring the Board is provided with accurate and clear information in a timely manner to promote effective decision-making by the Board; and
- Ensuring all material matters affecting the Group are brought to the Board's attention.

The Chief Executive Officer manages the Group in accordance with the policies, Budget, Corporate Plan, and strategies approved by the Board, and has the power to manage the Group, subject to the limits set out in the Charter of CEO Delegated Authority Limits (a copy of which can be found attached to the IAG Board Charter at IAG's website at www.iag.com.au).

The Chairman

The Chairman provides leadership to the Board and the Group. The Chairman presides at Board and general meetings of the Company. The Chairman is responsible for ensuring the Board discharges its role, and works closely with the Chief Executive Officer in that regard. The roles of the Chairman and the Chief Executive Officer are separate.

The Board does not have a Deputy Chairman. However, Mr Rowan Ross has, on occasions, acted in this capacity.

2b. Structure and composition of the Board

Structure and composition

The Company's Constitution provides for a minimum of three directors and a maximum of 12 or less directors as determined by the Directors from time to time. The Directors have determined that, for the present, the maximum number of directors is nine.

The Board currently comprises eight Non-executive Directors and one Executive Director, Mr Michael Hawker.

The Board considers its size and composition annually. In considering the size and composition of the Board, Directors will consider, among other things:

- The nature, size and complexity of the Group; and
- The efficiency and effectiveness of the Board, balancing the need to have sufficient skills and expertise to fulfil the needs of the Board and all its Committees, with the need to maintain a Board size where all Directors can effectively participate and contribute.

The names of Directors in office at the date of this report, their year of appointment, their designation as a Non-executive independent or Executive Director and their experience, expertise, and biographical details are set out at pages 24 and 25.

The Board from time to time and as considered appropriate, engages reputable recruitment consultants to assist the Board to identify suitable candidates for appointment to the Board.

CORPORATE GOVERNANCE (CONTINUED)

Director independence
The Board has determined that the Board must be comprised of a majority of independent Non-executive Directors and that the Chairman must be an independent Non-executive Director.

The Board will determine whether each Director is independent, using the principles outlined in its Charter. Independence will be taken to be met when a Director is a Non-executive Director and:

- Is not a substantial shareholder of the Company (a shareholder with 5% or more of the issued voting shares), or associated directly with a substantial shareholder of the Company;
- Has not within the last three years been employed as an executive of the Company or any of its subsidiaries or been a Director after ceasing to hold any such employment;
- Has not within the last three years been associated with, or a principal of, a material professional advisor or material consultant to the Group, or an employee materially associated with the service provided;
- Is not a material supplier or customer of the Group, or an officer of or otherwise directly or indirectly associated with a material supplier or customer and has no material contractual relationship with the Group other than as a Director;
- Has not served on the Board for a period which could, or could reasonably be perceived to, materially interfere with the Director's ability to act in the best interests of the Group (as determined by the Board in the case of each Director); and
- Is otherwise free from any interest and any business or other relationship that could, or could reasonably be perceived to, materially interfere with the Director's ability to act in the best interests of the Group.

The Directors have determined that a relationship is material where the value of goods or services provided to the Group in the past three years accounts for 5% or more of the consolidated gross revenue or consolidated expenses of either the Group or the supplier/customer's corporate group over that three-year period.

Non-executive Directors are required to confirm their independence periodically while they remain in office. All current Non-executive Directors have confirmed their continued independence.

Potential conflicts of interest
Where the Board is required to approve a transaction or arrangement with an organisation in which a Director has an interest, the relevant Director must disclose their interest and abstain from voting. Furthermore, Directors with potential conflicts do not serve on any Board Committees that are appointed to provide oversight of the implementation of transactions or arrangements, in which the other organisation plays a role.

2c. Non-executive Director induction and training
The Group encourages continuing professional education for each of its Directors. All Directors are expected to remain up-to-date in relation to issues affecting the Group, the general insurance industry, and their duties as Directors.

New Directors and senior executives have access to an orientation programme to introduce the Executive team and detail the Group's businesses. Orientation includes individual meetings with the CEO, Group Executives and other senior management as well as site visits by new Directors.

'101' workshops are conducted regularly to assist Directors' education on topics which include fundamentals of general insurance, reinsurance and investment. For example, in the past year workshops for Directors were held on insurance reserving including premium liabilities and the application of liability adequacy tests.

Executive Directors appointed to subsidiary and associated company boards are required to undertake Director training and to demonstrate that they have undertaken ongoing development and training to continue to effectively and competently perform their roles as Executive Directors.

2d. Tenure
It is expected that Directors will continue as Directors only for so long as they have the confidence of their fellow Board members and the confidence of the Company's shareholders.

In September 2003, the Board introduced a tenure policy to apply to Non-executive Directors to ensure the Board comprises Directors who collectively have the relevant experience and skills required, and assist in maintaining the independence of the Board. The policy today, amongst other things, provides that the standard tenure for a Non-executive Director would be up to 10 years although the Board retained its discretion to invite Directors to stand for an additional term which may take their total tenure beyond 10 years.

Tenure includes the aggregate period of service with the company as well as service on the Board of Insurance Australia Limited (formerly NRMA Insurance Limited) accrued prior to service as a Director of the Company.

Non-executive Directors	Term in office (at the date of this statement)
James Strong	6 years
Yasmin Allen	2 years and 9 months
Phillip Colebatch	8 months
Hugh Fletcher	Appointed 1 September 2007
Neil Hamilton	7 years and 2 months
Anna Hynes	Appointed 1 September 2007
Rowan Ross	7 years and 1 month
Brian Schwartz	2 years and 8 months

2e. Appointment terms
Formal appointment letters have been issued to each Non-executive Director, including the Chairman, to assist individual Directors in understanding the role of the Board and the corporate governance principles adopted by the Board. The letters formally document the basis of each Director's appointment, including the standard term of their appointments and, where applicable, the cessation of further accrual of retirement benefits.

The appointment letters also provide for:

- The right of Non-executive Directors to, upon providing prior notice to the Chairman, obtain independent professional financial and legal advice, at the Company's expense, to assist with discharging their duties efficiently;
- Measures used, and the processes to be applied, by the Board to assess the individual performance of Directors, details of which are set out in Section 2f below; and
- The expectation that Directors will abide by the Company's Code of Ethics and its Continuous Disclosure and Security Trading policies.

2f. Measuring the performance of Directors
The Nomination, Remuneration & Sustainability Committee conducts a formal review of the Board's performance, composition and size at least every three years.

Each Director's performance is subject to evaluation by the Chairman annually, by discussion between the Chairman and the Director. Individual Directors also evaluate the Chairman's performance annually. Measures of a Director's performance will include:

- Contribution of the Director to Board teamwork;
- Contribution to debates on significant issues and proposals;
- Advice and assistance given to management;
- In the case of the Chairman's performance, the fulfilment of his or her additional role as Chairman; and
- Input regarding regulatory, industry and social developments surrounding the business.

A formal review of individual Directors' performance was conducted in June 2005, with assistance and input from an independent board performance expert. The review process involves the completion of questionnaires by Directors and Group Executives, the collation of results and discussion with individual Directors and the Board as a whole led by the Chairman.

2g. Board operations
The Board meets formally at least nine times during the year. Following the company's expansion overseas, scheduled Board meetings are planned to be held in Europe and New Zealand annually.

Directors were also involved in a number of additional Board meetings for specific Group initiatives which, during the past year, principally related to investments in overseas markets.

The Board meets each September with the Group's Executive team to review the Company's strategic plan and to set the Company's overall strategic direction.

Directors are encouraged to bring to Board meetings objective independent judgement in relation to the matters under consideration, to ask incisive, robust questions and require accurate, honest answers.

Directors' attendance at Board and Committee meetings held during the year are shown at page 36 in the Directors' Report.

As part of the operation of both the Board and standing Board Committees, Directors set aside time in meetings from time to time to meet without the Chief Executive Officer and/or management representatives present. The Board also meets with the CEO (without other executive management present) at the commencement of each Board meeting. Senior management representatives frequently attend Board meetings at the Board's invitation.

Directors receive agendas, board papers and minutes in advance of meetings in hardcopy form or may access and download this information from a secure website established for this purpose.

3. COMPANY SECRETARY
The Company has appointed two Company Secretaries who are responsible to the Board for ensuring Board procedures are complied with and who also provide advice and counsel to the Board in relation to the Company's constitution, corporate governance, investor relations and other matters.

The qualifications and experience of IAG's Company Secretaries are set out at page 36.

4. STANDING COMMITTEES
The Company has three standing Board Committees, each with charters and established operating procedures. Copies of the Committee charters are available at the Group's website www.iag.com.au.

4a. Committee processes
All standing Board Committees are required to have three members and currently comprise only independent Non-executive Directors. Each Committee meets at least four times each year.

The Committees have unfettered access to Group Executives, senior management and advisors. The CEO, Group Executives and senior management are invited to meetings as required. All Directors have access to Committee papers and may attend any Committee meeting.

The Chairs of the Committees give oral reports on outcomes at the next Board meeting immediately following each Committee meeting and copies of all Committee minutes are made available to the full Board.

Each Committee annually reviews fulfilment of its responsibilities under its respective charter. Performance of each Committee is reviewed at the same time as the Board conducts its review of performance.

4b. Nomination, Remuneration & Sustainability Committee
The four members of the Nomination, Remuneration & Sustainability Committee are currently Mr Brian Schwartz (Chairman), Ms Yasmin Allen, Mr Rowan Ross and Mr James Strong.

The main responsibilities of this Committee include:

- Formally reviewing Board performance, size and composition every three years, and recommending candidates for appointment to the Board;
- Providing assistance to the Chairman on the review of the performance of individual Directors and making recommendations on the operation of the Board;
- Approving the Group's remuneration policies and governance practices relating to Directors' and executives' remuneration, succession planning, and incentive schemes, recruitment, retention and termination policies;
- Making recommendations to the Board in respect of the remuneration of Non-executive Directors of the Company and Committees and the Chief Executive Officer including incentive and equity based remuneration;
- Approving the remuneration of Non-executive Directors appointed to subsidiary and associated companies' boards and committees and to executive committees as well as the direct reports to the Chief Executive Officer;
- Reviewing management succession plans for executive positions;
- Reviewing the continuous improvement of human resource policies and practices against relevant benchmarks to achieve best practice;
- Providing oversight on how the Group ensures it acts with a high standard of social, environmental and ethical responsibility and making recommendations to the Board and management in relation to policies for these areas to enhance the corporate reputation and business performance of the Group;
- Monitoring how effectively the views of IAG's key stakeholder groups (people, customers, community and shareholders) are considered and compliance with IAG's published social, environmental and ethical responsibility policies and practices and the level of their integration into the business; and
- Considering social, environment and ethical impacts of the Group's business practices and setting standards for social, environmental and ethical practices.

CORPORATE GOVERNANCE (CONTINUED)

4c. Audit Committee
The three members of the Audit Committee are Ms Yasmin Allen (Chairman), Mr Hugh Fletcher and Mr Brian Schwartz. All three members have financial management experience and one has accounting experience.

The main responsibilities of this Committee include:

- Assisting the Board and insurer subsidiary Boards to discharge their responsibility to exercise due care, diligence and skill in relation to the integrity of the Group's internal and external financial and statutory reporting;
- Reviewing the appropriateness of the Group's accounting policies and principles and monitoring the application of accounting and actuarial standards, policies and practices in the preparation of full and half-year financial and statutory reports;
- Reviewing and assessing significant estimates and judgements in financial and statutory reports and monitoring management processes for ensuring compliance with laws, regulations and other requirements relating to the Group's external financial and statutory reporting;
- Assessing information from the external auditors, internal audit and risk and compliance functions that affects the quality of external and internal financial and statutory reports;
- Reviewing external auditor engagement, remuneration, independence and effectiveness;
- Making recommendations to the Board on the appointment, reappointment, removal and remuneration of the external auditor and monitoring his/her effectiveness;
- Monitoring compliance with an agreed framework for dealing with the external auditor's and consulting actuaries' firms for the provision of other services to ensure that such services and any relevant relationships do not compromise their objective and impartial judgement;
- Approving the internal annual audit plan and monitoring progress against the plan;
- Monitoring the independence and effectiveness of the internal audit function and overseeing adherence to the Group Internal Audit Charter; and
- Making recommendations to the Board on the appointment and removal of the Approved Actuary.

The Audit Committee is also empowered as the audit committee of IAG's subsidiaries that are authorised general insurers in Australia, except for Insurance Manufacturers of Australia Pty Limited (IMA), which has a separate Audit, Risk Management & Compliance Committee. In addition, the Audit Committee acts as the audit committee for IAG Finance (New Zealand) Limited, a company with debt securities listed on the ASX.

4d. Risk Management & Compliance Committee
The three members of the Risk Management & Compliance Committee are Mr Rowan Ross (Chairman), Mr Phillip Colebatch and Mr Neil Hamilton.

The main responsibilities of this Committee include:

- Overseeing the Group's risk management systems, practices and procedures to ensure effectiveness of risk identification and management, and compliance with internal guidelines and external requirements;
- Reviewing and monitoring all material risks in the Group's risk management systems: balance sheet, market (including investment, insurance, liquidity, product, pricing, underwriting, liability, claims management and derivatives risks), credit, operational and reinsurance risks to ensure the effective management of all such risks;
- Reviewing and evaluating the effectiveness of the Group's risk management framework and internal control systems;
- Ensuring that the Group risk function has the appropriate organisational structure, authority, standing and resources to effectively execute its mandate;
- Reviewing the reinsurance renewal strategies and approval of the implementation of reinsurance renewal strategies;
- Approving, in conjunction with the Audit Committee, the internal annual audit plan and monitoring progress against the plan;
- Making recommendations to the Board on the appointment and removal of the Head of Group Risk & Compliance and monitoring his/her effectiveness;
- Ensuring that a properly resourced risk management and compliance framework and structure exists throughout the Group and that appropriate reporting and monitoring systems are in place; and
- Ensuring that policies and procedures are in place for Group employees to confidentially raise concerns and that these are appropriately addressed.

The Risk Management & Compliance Committee is also empowered as the risk management and compliance committee of IAG's subsidiaries that are authorised general insurers in Australia, except for IMA, which has a separate Audit, Risk Management & Compliance Committee.

5. PROMOTING ETHICAL AND RESPONSIBLE DECISION-MAKING
The Group takes ethical and responsible decision-making very seriously. It expects its employees and Directors to do the same, as reflected in its internal Group-wide ethical principles, outlined in the IAG Code of Ethics.

5a. IAG Code of Ethics
The IAG Code of Ethics has been developed to provide all Group employees with a framework to make good, informed business decisions and to act on them with integrity. The Code sets out the principles to guide the behaviours of every employee in the Group. This means that when the Group's stakeholders interact with our employees they should feel assured that employees will act in a responsible, ethical, transparent and honest way, wherever the Group operates.

In developing the Code of Ethics, the Group saw an opportunity to strengthen our value of 'honesty' to 'integrity'. The foundation of an ethical organisation is the integrity of each member in acting in a way that is true to our shared values and purpose.

The Code applies to all employees of the Group's subsidiaries.

In some regions, the IAG Code of Ethics is also supported by a Code of Conduct which provides more specific guidance for operating in the local legal and regulatory environments.

5b. Whistleblowing
Employees are encouraged to raise any material matters of concern through the Group's management structure as part of the Group's objective of building a culture where people perform their duties in an ethical and appropriate manner.

The Group is proactive about preventing, detecting and investigating all instances of suspected serious inappropriate behaviour. ActionLine, an independent whistleblowers hotline, was introduced to capture the most serious incidents of inappropriate behaviour within the organisation and to encourage employees to raise other material matters of concern that they believe have not been appropriately addressed through the Group's management structure. This can be done anonymously through the external provider via web application, telephone, email and facsimile.

5c. Continuous Disclosure and Security Trading policies
The Group's Continuous Disclosure and Security Trading policies reinforce its commitment to continuous disclosure, as well as the responsibility of all employees regarding price sensitive information and insider trading.

The Continuous Disclosure policy includes a protocol outlining how information is released to the public and provides examples of what could constitute price sensitive information.

The Security Trading Policy sets the framework for employee dealings in IAG securities, and aims to prevent employees from inadvertently breaching insider trading laws. The protocol specifies that Directors, Group Executives and designated employees may only buy or sell IAG securities in the four-week period commencing two trading days after the Group's half-year and full-year results announcements and the annual general meeting (AGM) or any other period approved by the Board, subject to these persons not being in possession of inside information as defined by the law.

In addition, IAG Directors, Group Executives and certain designated executives may only trade in IAG securities in these periods after they have received prior consent from the Nomination, Remuneration & Sustainability Committee (NRSC) and complied with any conditions on trading in IAG securities that the Committee imposes, subject again to not being in possession of inside information as defined by the law.

Designated persons including IAG Directors and Group Executives may not enter into transactions or arrangements that operate to limit the economic risk of unvested entitlements (such as Performance Award Rights and Deferred Award Rights) to IAG securities. In addition these designated persons must notify the NRSC before entering into transactions in associated products which operate to limit the economic risk of their vested security holdings in the Company.

Directors and management are encouraged to assist in the process of the Board identifying, evaluating and reporting on matters to comply with the provisions of the Corporations Act and the ASX Listing Rules in relation to continuous disclosure so as to keep markets fully informed.

6. SHAREHOLDERS

In keeping with the Code of Ethics and the spirit of continuous disclosure, the Group is committed to ensuring shareholders are informed of significant developments for the Group. Regular announcements to the ASX are posted on the Company's website, www.iag.com.au.

There are approximately 54,000 shareholders who have registered their email address to be advised when shareholder communications including the Annual and Half Year Reports, dividend advices and holding balance statements are available electronically.

Major investor briefings are webcast where practical and copies are retained on the website for ease of access. When conducting briefings of investors, care is taken to ensure that price sensitive information is not inadvertently communicated to market participants and is provided to all investors and market participants at the same time in accordance with the ASX Listing Rules.

Media coverage of key events is also sought as a means of delivering information to shareholders and the market. Formal communication with shareholders is also conducted via the annual report, concise annual report, half year report and at the AGM of shareholders.

The Group is mindful of the need to adopt best practices in the drafting of notices for general meetings and other communications with shareholders to ensure that its notices of meetings are honest, accurate, informative and not misleading.

The Company is seeking the approval of shareholders at the 2007 AGM to amend IAG's Constitution to allow direct voting at IAG's general meetings held after 2007 as a simple, convenient voting alternative for shareholders appointing proxies or representatives.

Electronic proxy voting is available to IAG shareholders and helps to facilitate ease and timeliness of and lodgement by shareholders of their voting on resolutions to be put to general meetings.

Shareholders are encouraged to attend general meetings and ask questions of the Chairman and the Board.

The external auditor attends general meetings and is available to answer shareholders' questions concerning the conduct of the audit, the preparation and content of the auditor's report, the accounting policies adopted and audit independence.

Shareholders may raise any issues or concerns at any time by contacting the Company. Shareholders should email their questions or comments to investor.relations@iag.com.au or write to the Chairman or Company Secretary at Insurance Australia Group Limited, Level 26, 388 George Street, Sydney NSW 2000.

7. RISK MANAGEMENT

Managing risk is central to the sustainability of our business and delivery of value to shareholders. The Group's international risk management framework is based on the interaction of the oversight structure, internal policies, key management processes and culture.

INTERNATIONAL RISK MANAGEMENT FRAMEWORK


IAG Board
IAG Risk Management & Compliance Committee (RMCC)
IAG Audit Committee
Nomination, Remuneration & Sustainability Committee (NRSC)
Subsidiary Boards and Audit/Risk/Compliance Committees
BOARD
Customers
Shareholders
Community
Regulators
EXTERNAL STAKEHOLDERS
Executive Committee (EXCO, "EXCO Week")
Group Underwriting & Pricing Policy Committee (UPPCo)
Group Asset & Liability Committee (ALCo)
GROUP MANAGEMENT COMMITTEES
CEO, CFO & Executive Team
Chief Risk Officer (CRO) & Group Actuary
Corporate Treasurer
Group Risk/Regional CRO Functions
Group Legal
External/Approved Auditor
Internal Audit
Consulting Actuaries
OVERSIGHT ROLES
Business Unit Risk Functions
Project Managers
All Managers
Entire Workforce
EXECUTION ROLES

CORPORATE GOVERNANCE (CONTINUED)

The underlying principles that influence the Group's approach to risk management are:

- Risk is part of business: risk management is not about trying to avoid all risks, rather risks need to be identified, understood and assessed against the levels of risk the Group is willing to take, and appropriately managed and monitored; and
- A proactive risk management culture provides the foundation for appropriate and sustainable risk management.

7a. Oversight structure
The following key forums and roles oversee the Group's management of risk. These are summarised below and detailed in approved charters and role descriptions.

Executive management committees
Executive Committee (EXCO)
The EXCO provides the operational oversight and management of the Group's risks and risk management framework. EXCO is complemented by two other executive committees that oversee the Group's risk management framework:

- The Asset & Liability Committee (ALCo); and
- The Underwriting & Pricing Policy Committee (UPPCo).

EXCO is responsible for:

- Reviewing corporate strategies and the performance of the Group and its business units compared to budgets and corporate plans;
- Monitoring the Group's operational risks;
- Authorising capital allocation to major projects within financial delegation limits approved by the Board;
- Reviewing the Group's performance in the areas of health, safety, environment and community performance;
- Reviewing human resource performance and reward strategies; and
- Promoting and reinforcing the Group's risk management culture.

EXCO comprises Mr Michael Hawker (Chair) and his Group Executive team.

Asset & Liability Committee (ALCo)
The role of ALCo is to allow the Group's senior management to:

- Formulate recommendations to the Board concerning issues related to capital management and risk management, including credit risk and asset allocation;
- Oversee implementation of Board policies concerning risk and capital management;
- Oversee the ongoing implementation of, and compliance with, the Group's Risk Management Strategy (RMS) and the Group's Reinsurance Management Strategy (REMS); and
- Report to the Risk Management & Compliance Committee concerning compliance with, and the effectiveness of, the RMS.

Its members include Mr Michael Hawker (Chair) and Group Executives with operational and financial roles and other key senior management with responsibility for finance, treasury, actuarial, investment, reinsurance and capital planning functions.

Underwriting & Pricing Policy Committee (UPPCo)
The role of UPPCo is to provide the Group's senior management with a forum in which to:

- Establish or modify the Group's pricing principles and framework;
- Determine and monitor Group underwriting standards; and
- Monitor Group insurance risk accumulations and reinsurance requirements.

Its members include Mr Michael Hawker (Chair) and the Group Executives with operational and financial roles and other key senior management with responsibility for insurance strategy, pricing, underwriting, actuarial and reinsurance functions.

IAG'S RISK CATEGORIES



Operational
Corporate & Strategic
Underwriting
Distribution
Claims Management
Reserving
Liquidity
Capital Management
Investments & Derivatives
Credit Quality
Reinsurance
Risk Management Framework

7b. Internal policies
The RMS details the Group's principles, risk appetite, policies, key controls and monitoring processes for managing the risks outlined in the diagram 'IAG's Risk Categories'.

The main aim of the RMS is to describe the risk management framework within the Group. The RMS is a primary input to, and evolves with, IAG's corporate strategy. It is a statement of minimum acceptable standards for managing the full spectrum of risks associated with pursuing corporate objectives and fulfilling the Group's purpose.

The RMS is reviewed annually by the Risk Management & Compliance Committee before being recommended for adoption by the IAG Board.

7c. Key risk management processes
Management employs the following key processes to meet, as well as monitor, the requirements of the Group's RMS.

Management Assurance Framework
This is a framework of self-assessment questions posed to, and answered by, management relating to the effectiveness of risk management processes and internal controls. The answers support the CEO, CFO and Board declarations on risk management, internal control and external financial reporting.

Risk Profiling
Each Business Unit identifies, assesses, and designs controls and related action plans for risks to achieving business objectives.

Risk Reporting
Reporting on risk management initiatives and issues is supplied to:

- EXCO by each Business Unit;
- ALCo and UPPCo for the specific risks that these bodies oversee;
- The IAG Risk Management & Compliance and Audit Committees; and
- Regulators and industry groups, where relevant and appropriate.

Internal Audit
Internal independent reviews of key risk areas, processes, projects and management assertions about risk management and internal control are undertaken by the internal audit function (Group Risk Assurance). It reports to the Chief Risk Officer and the IAG Audit Committee.

Independent Auditor's Reviews
External independent reviews of key financial risk areas, processes and issues are also carried out by the independent auditor.

7d. Culture
The Board and management actively promote a culture of integrity, transparency, teamwork, meritocracy, and social responsibility, and encourage early and open communication of risk. To facilitate this culture, open access is provided to the CEO and the Chairs of the IAG Board and its standing Board committees.

In particular, the Group has established:

- Mechanisms for rapid escalation of important matters to relevant executives and/or Board members;
- Performance incentives for management aimed at encouraging a proactive risk management culture; and
- A whistleblowing process through ActionLine.

8. COMMUNITY AND ENVIRONMENT
The Group recognises that its business has an impact on the community, the environment and the wider economy, and believes it must operate in a way that responds to these impacts effectively to meet its commitments to shareholders, customers and employees.

As such, the Group acknowledges that the sustainability of its businesses is directly tied to the sustainability of the communities in which it operates. The Group's purpose and values have been built on the premise that returns to shareholders will be enhanced by conducting business in a way that creates value for societies across environmental, social and economic dimensions.

Social responsibility is a basic foundation for the way the Group operates. The Group is committed to ensuring it has appropriate policies and agreed practices to guide its actions, including employee practices, conduct in the marketplace, environmental care, governance and ethical conduct, occupational health and safety, human rights and community involvement.

The Group provides information on its social, economic and environmental performance against a series of indicators through its annual Sustainability Report, which is available at www.iag.com.au. A selection of these indicators is included in this report. In addition, the Group's Statement of Commitment to Community, Safety and the Environment is available on this website.

Ongoing stakeholder dialogue is a key element that drives the Group's sustainability-based initiatives. IAG has continued to undertake extensive stakeholder mapping for key issues and activities in the business. This mapping informs the Group's strategy and approach to managing many of these issues. In addition, IAG has conducted ongoing research of stakeholder perceptions of the Group's sustainability strategy, and tested the extent to which stakeholders believe that IAG is successfully addressing relevant social and environmental issues. The research tests the perception of stakeholders to questions such as how well the Group works with others to improve home, road and workplace safety, and how the Group shows real leadership on the issue of climate change. Results from the ongoing research help to shape the Group's strategies.

The Group's Expert Community Advisory Committee, established in 2006, has advised the Board and executives throughout the year on economic, social, environmental and cultural issues that may impact the Group's standing within the communities in which it operates.

The Group acknowledges that its social impact also occurs indirectly through its suppliers, vendors and contractors. Accordingly, it has established Supplier Selection Guidelines which set minimum standards on social and environmental issues that must be met by contractors of services and suppliers for the purchase, hire or lease of equipment and materials.

In addition to providing guidelines, the Group is increasingly factoring sustainability performance indicators into its ongoing performance management process with major suppliers.

Finally, through some of IAG's major operating brands such as NRMA Insurance, SGIO and SGIC, several customer offers have been introduced that encourage positive sustainability outcomes and appeal to customer attitudes. For example, NRMA Insurance, SGIO and SGIC now offer lower motor insurance premiums for highly fuel efficient vehicles, plus offer opportunities for customers to offset the carbon emissions from their vehicles via the 'Climate Help' website (available at www.climatehelp.com.au).

NRMA Insurance has also been trialling a new customer service to offer free collection of damaged home items from customers' homes that are the subject of insurance claims. The items are either on-sold for re-use or recycled via specialist recyclers. IAG will continue to investigate and implement practical customer offers that make business sense and have concurrent social and environmental benefits.

9. REMUNERATION FRAMEWORK
Details of the Group's remuneration policies for its Non-executive Directors and Executives, the relationship of these policies to IAG's performance and details of the remuneration paid to the Non-executive Directors and to relevant executives are disclosed in the Remuneration Report commencing on pages 40 to 58.

9a. Performance assessment – Executives
Financial and non-financial goals are set for each executive in conjunction with IAG's Chief Executive Officer (IAG CEO) at the commencement of each financial year. The goals are stretch goals and are designed to encourage executives to strive for exceptional performance. Measuring achievement against these goals is the basis for assessing an individual executive's performance. At the end of the financial year the IAG CEO completes a formal review of each executive's performance. This assessment is the basis for determining any short-term incentive payments and for allocating long-term incentives, both of which require approval by the NRSC. Financial and non-financial goals and performance of IAG's CEO are determined and assessed by the Board using the approach outlined above.

Further detail on short- and long-term incentives of the IAG CEO and Executives are set out in the Remuneration Report.

FINANCIAL REPORT

FIVE YEAR FINANCIAL SUMMARY

The financial information for the 2007, 2006 and 2005 years has been prepared under Australian equivalents to International Financial Reporting Standards ("AIFRS"). All financial information prior to 2004 was prepared under previous Australian Accounting Standards.

Insurance Australia Group Five Year Performance	2007 $m	2006 $m	2005 $m	2004 $m	2003 $m
Gross written premium	**7,381**	6,435	6,673	6,427	5,150
Gross earned premium	**7,207**	6,537	6,561	6,265	4,885
Reinsurance expense	**(464)**	(405)	(417)	(402)	(249)
Net earned premium	**6,743**	6,132	6,144	5,863	4,636
Net claims expense	**(4,474)**	(3,900)	(4,090)	(3,815)	(3,363)
Underwriting expenses	**(1,862)**	(1,699)	(1,624)	(1,500)	(1,074)
Underwriting profit	**407**	533	430	548	199
Investment income on asset backing insurance liabilities	**360**	310	516	244	372
Insurance profit	**767**	843	946	792	571
Investment income from equity holders' and external funds	**319**	537	500	508	(76)
Other operating revenue	**463**	218	179	216	177
Share of net profit of associates	**5**	2	–	–	–
Finance costs	**(119)**	(86)	(69)	(57)	(46)
Corporate and administration expenses	**(454)**	(265)	(258)	(268)	(267)
Amortisation of goodwill and intangibles	**(73)**	(14)	(13)	(118)	(81)
Financial services and life insurance result (net)	–	–	–	18	19
Non-recurring items[1]	–	–	–	61	–
Profit/(loss) before income tax	**908**	1,235	1,285	1,152	297
Income tax (expense)/credit	**(279)**	(373)	(357)	(346)	(80)
Net profit/(loss)	**629**	862	928	806	217
Net (profit)/loss attributable to minority interests	**(77)**	(103)	(117)	(141)	(64)
Net profit/(loss) attributable to equity holders of Insurance Australia Group Limited	**552**	759	811	665	153
Ordinary shareholders' equity ($ million)	**4,660**	3,491	3,378	2,999	3,036
Total assets ($ million)	**21,610**	16,972	17,102	16,291	16,470
Premium growth					
– gross written	**14.7%**	(3.6%)	3.8%	24.8%	44.7%
– net earned	**10.0%**	(0.2%)	4.8%	26.5%	45.1%
Key ratios					
Loss ratio	**66.4%**	63.6%	66.6%	65.1%	72.5%
Expense ratio	**27.6%**	27.7%	26.4%	25.6%	23.2%
Combined ratio	**94.0%**	91.3%	93.0%	90.7%	95.7%
Insurance margin[2]	**11.4%**	13.7%	15.4%	13.5%	12.3%
After-tax return on ordinary equity[3]	**13.5%**	22.1%	24.5%	21.1%	5.1%
Share information					
Dividends per ordinary share – fully franked (cents)	**29.50**	42.00	26.50	22.00	11.50
Basic earnings per ordinary share (cents)	**32.79**	47.66	49.31	37.87	8.65
Ordinary share price at 30 June ($) (ASX code: IAG)	**5.70**	5.35	6.01	5.00	3.40
5.63% reset preference share price at 30 June ($) (IAGPA)	**99.80**	101.80	103.90	104.70	107.94
4.51% reset preference share price at 30 June ($) (IAGPB)	**99.25**	98.50	99.05	98.35	100.10
Reset exchangeable securities price at 30 June ($) (IANG)	**100.09**	100.00	99.00	n/a	n/a
Issued ordinary share capital (million shares)	**1,794**	1,595	1,594	1,591	1,683
Issued reset preference share capital (million shares)	**6**	6	6	6	6
Market capitalisation (ordinary shares) at 30 June ($ million)	**10,226**	8,533	9,582	7,954	5,722
Net tangible asset backing per ordinary share ($)	**0.90**	1.22	1.18	0.96	0.84

Notes:
(1) This includes profit on disposal of ClearView retirement services businesses of $61 million in 2004.
(2) Insurance margin is a ratio of insurance profit over net earned premium.
(3) Net profit/(loss) attributable to ordinary equity holders to average ordinary equity holders' equity.

The Directors present their report together with the financial report of Insurance Australia Group Limited and the consolidated financial report of Insurance Australia Group Limited and its subsidiaries for the financial year ended 30 June 2007 and the auditor's report thereon.

The following terminology is used throughout the financial report:
* IAG, Parent or Company – Insurance Australia Group Limited
* IAG Group, Group or Consolidated entity – the Consolidated entity consists of Insurance Australia Group Limited and its subsidiaries.

DIRECTORS OF INSURANCE AUSTRALIA GROUP LIMITED

The names and details of the Company's Directors in office at any time during or since the end of the financial year are as follows. Directors were in office for the entire period unless otherwise stated.

CHAIRMAN

Mr JA (James) Strong	appointed in August 2001

OTHER DIRECTORS

Ms YA (Yasmin) Allen	appointed in November 2004
Mr JF (John) Astbury	appointed in July 2000
Mr PM (Phillip) Colebatch	appointed in January 2007
Mr GA (Geoffrey) Cousins	appointed in July 2000
Mr ND (Neil) Hamilton	appointed in June 2000
Mr RA (Rowan) Ross	appointed in July 2000
Mr B (Brian) Schwartz	appointed in January 2005
Mr MJ (Michael) Hawker	appointed in December 2001

Particulars of Directors' qualifications and experience are set out on pages 24 and 25.

SECRETARIES OF INSURANCE AUSTRALIA GROUP LIMITED

Ms AB (Anne) O'Driscoll FCA, ANZIIF (Fellow), GAICD
Ms Anne O'Driscoll is the Company Secretary and Head of Valuations & Capital Planning. Before this appointment, Ms O'Driscoll held a number of senior positions in the IAG Group, including the position of Group Company Secretary, Head of Investor Relations and General Manager, Finance.

Mr GD (Glenn) Revell BCom, MBus, FCPA, FCIS, GAICD
Mr Revell was appointed Group Company Secretary in August 2006. Before this appointment, Mr Revell held the position of Company Secretary in the IAG Group. Prior to joining IAG, he held the position of General Manager Corporate Affairs & Company Secretary of Howard Smith Limited for eight years.

MEETINGS OF DIRECTORS

The number of meetings each Director was eligible to attend and actually attended during the financial year is summarised as follows:

	Board of Directors		IAG Audit Committee		IAG Nomination, Remuneration & Sustainability Committee		Risk Management & Compliance Committee		IAG Board Sub Committee		IAG Due Diligence Funding Committee	
Total number of meetings held	**16**		**5**		**4**		**6**		**3**		**5**	
Directors	**A**	**B**	**A**	**B**	**A**	**B**	**A**	**B**	**A**	**B**	**A**	**B**
Mr JA Strong	16	16	–	–	4	4	–	–	2	2	–	–
Ms YA Allen	16	15	2	2	2	2	3	3	1	1	5	5
Mr JF Astbury	16	15	5	5	4	4	–	–	–	–	–	–
Mr PM Colebatch*	6	6	–	–	–	–	–	–	–	–	–	–
Mr GA Cousins**	16	14	5	5	–	–	–	–	–	–	–	–
Mr ND Hamilton	16	15	–	–	–	–	6	6	–	–	5	5
Mr RA Ross	16	16	–	–	4	4	6	6	–	–	–	–
Mr B Schwartz	16	16	3	3	2	2	3	3	–	–	–	–
Mr MJ Hawker	16	15	–	–	–	–	–	–	3	3	5	–

Notes:
A Meetings eligible to attend as a member.
B Meetings attended as a member.
* Mr PM Colebatch was appointed a Director on 1 January 2007.
** Mr GA Cousins was granted a leave of absence by the Board from 23 May 2006 to 31 July 2006.

DIRECTORS' REPORT

PRINCIPAL ACTIVITIES

The principal continuing activities of the IAG Group are the underwriting of general insurance and related corporate services and investing activities.

OPERATING AND FINANCIAL REVIEW

OPERATING RESULT FOR THE FINANCIAL YEAR

The IAG Group's net profit after tax for the financial year was $629 million (2006 – $862 million). After adjusting for minority interests in the IAG Group result, net profit attributable to the shareholders of the Company was $552 million (2006 – $759 million). The IAG Group made its entry in the United Kingdom ("UK") market in the 2007 financial year through its acquisitions of Hastings Insurance Services Limited ("Hastings") and Advantage Insurance Company Limited ("Advantage") announced on 29 September 2006 and EIG (Investments) Limited ("Equity Insurance Group") completed on 8 January 2007.

UNDERWRITING RESULT

The IAG Group produced an underwriting profit before investment income on technical reserves of $407 million (2006 – $533 million). The underwriting profit is affected by interest rate movements which change the discount rate applicable to claims reserves. In 2007, this resulted in a decrease in claims expense by $78 million compared to a decrease of $107 million in 2006. On an immunised basis (ie excluding the impact of the change in discount rates), the loss ratio was 67.5% (2006 – 65.3%) and the combined ratio was 95.1% (2006 – 93.1%). The expense ratio remained stable at 27.6% (2006 – 27.7%).

The insurance profit of $767 million (2006 – $843 million), which equates to an insurance margin of 11.4% (2006 – 13.7%), was achieved despite challenging market conditions including the effect of June 2007 storms in New South Wales ("NSW") (estimated to be Australia's third largest insured loss event) and the UK floods, challenging market conditions in UK private motor lines, higher underwriting expenses in New Zealand due to the systems upgrade and lower active investment returns. All these items more than offset the continued strong performance of the IAG Group's Australian long-tail business classes.

In the following discussion of underwriting result by business segment the Australian personal and commercial lines and the New Zealand insurance operations incorporate the allocation of the result of the IAG Group's captive reinsurer on a line by line basis.

(a) Australian personal lines insurance operations

The personal lines insurance operations produced an insurance margin of 11.2% for the financial year (2006 – 12.4%). The decline in the insurance margin is attributable to increased claims frequency as a result of storms and unfavourable weather experience affecting the short-tail portfolio which has been offset by the reserve releases from the long-tail portfolio.

Gross written premium increased by 1.3% to $3,909 million (2006 – $3,860 million), due to strong performance in short-tail products of 3.3% increase versus a 2.6% decline in the prior year. This is offset by the lower average premium in the NSW Compulsory Third Party ("CTP") portfolio mainly due to the lower privately underwritten risk as a result of the introduction of the Life Time Care and Support Scheme early in the financial year.

(b) Australian commercial lines insurance operations

The commercial lines insurance operations produced an insurance margin of 18.1% for the financial year (2006 – 17.0%). The increase in the margin over the prior year was due to favourable claims experience in liability classes. This was against the backdrop of increased competition and the softer market conditions.

Gross written premium increased by 2.7% to $1,580 million (2006 – $1,539 million), despite strong competition in a softening rate environment, by improving retention rates.

Fee based income produced a profit of $65 million (2006 – $8 million). The significant turnaround was due to incentive payments on the non-risk workers' compensation scheme in Victoria and NSW. The premium funding business continued to generate profits.

(c) International insurance operations

New Zealand insurance operations:
The New Zealand insurance operations produced an insurance margin of 10.0% for the financial year (2006 – 14.5%). The decrease in the insurance margin was mainly attributable to strong competition amongst consolidated players and the increase in direct costs associated with the new technology platform.

Gross written premium decreased by 0.4% to $968 million (2006 – $971 million), the reduction being entirely attributable to the depreciation of the New Zealand dollar. In New Zealand dollar terms, the New Zealand operations achieved growth in gross written premium of 2.1%.

Thailand insurance operations:
Gross written premium for the financial year was $168 million (2006 – $65 million). The growth reflects both underlying portfolio growth and a full year's business for Safety Insurance (consolidated since April 2006). The IAG Group has identified and implemented initiatives to capitalise on growth relevant to the Thailand insurance market, including introducing new products, skills, technology and distribution strategies.

AmAssurance, Malaysia:
The profit contribution from IAG Group's 30% share of AmAssurance (an associate company) was $7 million compared to $2 million in 2006. The profit contribution in 2007 was for a full year compared to three months in 2006.

Reinsurance operations:
The international reinsurance operations generated gross written premium of $31 million for the financial year. The reinsurance operations segment result, which includes both intragroup and third party business underwritten by IAG Re Labuan and Alba (Lloyd's syndicate 4455), commenced operations in July 2006 and their results include setup costs. The major impact on the international reinsurance business was the June 2007 UK flood claims which resulted in a net loss of $25 million.

European operations:
The IAG Group entered the European insurance market via the acquisitions of Hastings, Advantage and Equity Insurance Group. Hastings is a UK based personal lines broker operating for close to 10 years. Advantage is a Gibraltar based licensed underwriter which has had common ownership with Hastings for approximately four years. It writes motor insurance (including motorcycle) and sources most of its premium from Hastings as a panel underwriter. Equity Insurance Group is a UK based direct insurer with its core insurance underwriting operations being its Lloyd's Equity Red Star Motor Syndicate 218.

Gross written premium for the financial year from the dates of acquisition was $725 million. The UK business generated an insurance margin of 5.1% and insurance profit of $30 million.

The European operations also generated fee income from the broking business and Lloyd's syndicate administration in the United Kingdom. This business generated a net income of $18 million for the year.

(d) Corporate and investments

Investment income on corporate and equity holders' funds (net of investment expenses) decreased by 40.6% to $319 million. The decrease was due to:

- the decision to reduce the IAG Group's holdings of equities backing the equity holders' fund in favour of cash and fixed income securities such that fixed income securities as at 30 June 2007 represent around 57% of the equity holders' fund with a target benchmark of 55%; and
- lower active returns in all the major asset classes, particularly Australian equities, in the current financial year.

The net corporate expenses have increased by $90 million (54%) to $258 million. This increase was mainly attributable to the:

- increase in borrowing costs by $33 million in the current financial year due to the raising of debt for the UK acquisitions;
- increase in the amortisation of acquired intangible assets by $47 million; and
- increase in head office costs by $10 million due to increased merger and acquisition activities.

REVIEW OF FINANCIAL CONDITION

(a) Financial position

(i) Assets

The total assets of the IAG Group as at 30 June 2007 are $21,610 million (2006 – $16,972 million). The increase is mainly attributable to the acquisitions of Hastings, Advantage and Equity Insurance Group during the current financial year and the funds raised for these acquisitions. The funds raised were as follows:

- issue of ordinary shares of $1,098 million (net of expenses and income tax); and
- issue of GBP subordinated term notes to the face value of $625 million (GBP250 million).

Other factors contributing to the increase in total assets were:

- net profit after income tax generated from operations of $629 million during the financial year;
- the acquisition of Alba in July 2006 and Open & Direct Insurance Services Limited in January 2007;
- increase in actuarial gains on the Australian defined benefit superannuation plan during the financial year resulting in the recognition of a defined benefit superannuation asset of $62 million; and
- the impact of the stronger New Zealand dollar spot rate as at 30 June 2007 compared to the corresponding spot rate as at 30 June 2006 on New Zealand assets.

Offsetting these increases to some extent was the weakening of the British pound during the period since the first UK acquisition and its impact on the UK assets.

(ii) Liabilities

The total liabilities of the IAG Group as at 30 June 2007 are $16,778 million (2006 – $13,301 million) with the major component being general insurance liabilities of $12,775 million (2006 – $10,419 million), which includes the effect from the acquisitions of Hastings, Advantage, Equity Insurance Group and Alba during the financial year.

The increase in other liabilities is mainly attributable to the:

- issue of GBP subordinated term notes to the face value of $625 million (GBP250 million); and
- impact of the stronger New Zealand dollar spot rate as at 30 June 2007 compared to the corresponding spot rate as at 30 June 2006 on New Zealand liabilities.

Offsetting these increases to some extent was the weakening of the British pound during the period since our first UK acquisition and its impact on the UK liabilities.

(iii) Equity

Equity was mainly impacted by the following activities during the financial year:

Increase:
- issue of ordinary shares of $1,098 million (net of expenses and income tax); and
- net profit of $629 million.

Decrease:
- payment of the 2006 final and 2007 interim dividends totalling $492 million.

(b) Cash from operations

(i) Cash flows from operating activities

Cash flows from operating activities have increased by 3.6% to $401 million. The increase is mainly attributable to the cash flows generated from the newly acquired entities Hastings, Advantage and Equity Insurance Group. Excluding the impact of net cash inflows of $70 million from these acquisitions and related funding costs, cash flows from operating activities decreased by $56 million mainly due to an increase in claims costs paid as a result of increased storm frequency and severity.

These were offset to some extent by the following:

- the turnaround in the domestic personal written premium received was offset by the decrease in premium receipts in the NSW CTP portfolio due to the implementation of the Life Time Care and Support Scheme in October 2006 and the impact of weaker average New Zealand exchange rate on New Zealand premium received;
- a decrease in income taxes paid compared to the prior period. The prior period included payments for both 2005 and 2006 tax years due to timing of tax instalments paid; and
- net increase in investment income yield as a result of a change in investment strategy to increase cash and fixed interest securities and reduce equity investment holdings.

(ii) Cash flows from investing activities

Cash flows from investing activities have decreased by $946 million to a net outflow of $124 million. The decrease is largely attributable to the cash outflow of $446 million (net of cash acquired) for the acquisitions of subsidiaries during the financial year, investing activities of the newly acquired entities and investing $294 million from the net proceeds from the issue of the GBP subordinated term notes in short term investments.

(iii) Cash flows from financing activities

Cash flows from financing activities have increased by $1,110 million to a net inflow of $173 million. This increase is attributable to:

- $350 million short term notes issued for the acquisition of Hastings and Advantage;

- $619 million raised from the issue of GBP subordinated term notes (net of discount);
- $1,093 million raised from the issue of ordinary shares (net of transaction costs only) including the fully underwritten 2007 interim dividend of $237 million;
- net outflow of $13 million from the net redemption of units in IAG controlled trusts in the financial year compared to a net redemption of $136 million in 2006; and
- decrease in dividends paid due to the payment of a special dividend in 2006 of $201 million.

These were offset to some extent by the following:

- repayment of the short term notes and the perpetual subordinated loan totalling $352 million compared to a repayment of NZD senior term notes of $46 million in 2006.

(c) Capital adequacy/minimum capital requirements

The IAG Group minimum capital requirement ("MCR") multiple, calculated by applying Australian Prudential Regulation Authority standards for individual licensed insurers to the consolidated results, is 1.67 times as at 30 June 2007 (2006 – 1.83 times). The decrease in the MCR multiple is mainly attributable to the increase in the MCR due to the acquisitions in the UK during the financial year.

The multiple remains above the IAG Group's current benchmark multiple of 1.55 times MCR.

Further information on the IAG Group's result and review of operations can be found in the 30 June 2007 Investor Report on IAG's website, www.iag.com.au.

LIKELY DEVELOPMENTS

Insurance and investment operations are, by their nature, volatile due to the exposure to natural disasters and industry cycles and thus profit predictions are difficult.

The IAG Group expects to continue to grow gross written premium by around 10–12% in the 2008 financial year and deliver a return on equity (normalised for investment returns and excluding amortisation of intangible assets) of at least 1.5 times weighted average cost of capital ("WACC") – subject to no material movement in foreign exchange rates, no catastrophes or large losses beyond our allowances and no major falls in bond values.

Following the improved gross written premium trends in the second half of the current financial year, the reinvigorated Australian personal lines and New Zealand businesses are well positioned to continue to deliver quality returns in competitive markets.

In the IAG Australian commercial lines business the current level of reserve releases is unlikely to be maintained in the medium term. The business is selectively withdrawing capacity from certain short-tail product lines if it is unable to earn an appropriate rate of return for the risks underwritten.

A significantly improved financial contribution from the European business is expected as premium rate increases flow into the earned premium and further cost synergies are captured. It is expected that rates will continue to rise as insurers seek to restore margins in an environment of increasing claims cost.

The IAG Group continues to investigate potential bolt-on acquisition opportunities, both in the countries in which it is operating and in other regions, to progress its strategy of growing and diversifying its earnings streams in a shareholder accretive fashion and remains focused on motor led propositions.

The IAG Group expects the 2008 financial year dividend will be unchanged from the 2007 financial year. This is because the IAG Group expects additional earnings will be retained to enable the IAG Group to continue its planned expansion to create shareholder value.

DIVIDENDS

Details of dividends paid or declared by the Company are set out in note 9.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

Significant changes in the state of affairs of the IAG Group during the financial year were as follows:

(a) effective from 3 July 2006 the IAG Group acquired a newly formed Lloyd's managing agency and specialist Asian syndicate to support the development and management of its expanding Asian business. The businesses operate as Alba Group Pte Limited ("Alba"). The syndicate has access to all markets in which Lloyd's is licensed;

(b) effective 29 September 2006 the IAG Group acquired 100% of the share capital of Hastings Insurance Services Limited ("Hastings") and Advantage Insurance Company Limited ("Advantage") which are involved in general insurance broking and underwriting in the United Kingdom;

(c) effective 8 January 2007 the IAG Group acquired 100% of the share capital of EIG (Investments) Limited, the holding company of the Equity Insurance Group. Equity Insurance Group is the UK's fifth largest motor underwriter, the eighth largest motor insurance broker and the largest motorcycle insurer. It operates through two key businesses – Equity Insurance Brokers and Equity Red Star, Lloyd's largest motor insurance syndicate; and

(d) during the financial year, IAG and IAG Group raised additional share capital and various forms of long term debt to fund the acquisition of Equity Insurance Group:

- $750 million of ordinary share capital issued through an institutional placement at $5.50 per ordinary share (completed 12 December 2006);
- GBP250 million ($625 million) of GBP subordinated term notes placed to UK institutional investors (completed 21 December 2006). GBP140 million ($350 million) of the proceeds of the notes were used to repay the short term notes raised for the acquisition of Hastings and Advantage;
- $125 million of ordinary share capital issued through a Share Purchase Plan at $5.50 per ordinary share (completed 31 January 2007); and
- GBP37 million ($93 million) of unsecured notes issued.

EVENTS SUBSEQUENT TO REPORTING DATE

Detail of matters subsequent to the end of the financial year are set out in note 36. These include:

- declaration of final dividend of 16 cents per ordinary share; and
- sale of premium funding business.

OFFICERS WHO WERE PREVIOUSLY PARTNERS OF THE AUDITORS

No officers of the IAG Group who have been a partner of KPMG, the Company's auditor, were appointed during the financial year.

NON-AUDIT SERVICES

During the financial year, KPMG has performed certain other services for the IAG Group in addition to its statutory duties.

The Directors have considered the non-audit services provided during the financial year by KPMG and, in accordance with written advice provided by resolution of the Audit Committee, are satisfied that the provision of those non-audit services by the IAG Group's auditor is compatible with, and did not compromise, the auditor independence requirements of the Corporations Act 2001 for the following reasons:

- all non-audit assignments were approved in accordance with the process set out in the IAG Audit Committee Charter ("Charter") on the agreed framework for engaging auditors for non-audit services; and
- the non-audit services provided do not undermine the general principles relating to auditor independence as set out in APES 110 *Code of Ethics for Professional Accountants* of the Institute of Chartered Accountants in Australia and CPA Australia, as they did not involve reviewing or auditing the auditor's own work, acting in a management or decision making capacity for the Company, acting as an advocate for the Company or jointly sharing risks and rewards.

The level of fees for total non-audit services amount to approximately 22.9% of total audit fees paid to KPMG (refer to note 5 for further details on costs incurred on individual non-audit assignments.)

LEAD AUDITOR'S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

The lead auditor's independence declaration is set out on page 58 and forms part of the Directors' report for the year ended 30 June 2007.

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

The Company's constitution contains an indemnity in favour of every person who is or has been:

(a) a Director of the Company or a subsidiary of the Company;

(b) a secretary of the Company or of a subsidiary of the Company; or

(c) a person making, or participating in making, decisions that affect the whole or a substantial part of the business of the Company or of a subsidiary of the Company; or

(d) a person having the capacity to affect significantly the financial standing of the Company or of a subsidiary of the Company.

The indemnity applies to liabilities incurred by the person in the relevant capacity (except a liability for legal costs). That indemnity also applies to legal costs incurred in defending or resisting certain legal proceedings. The indemnity does not apply where the Company is forbidden by statute or, if given, would be made void by statute.

In addition, the Company has granted deeds of indemnity to certain current and former Directors and secretaries and members of senior management of the Company and its subsidiaries and associated companies. Under these deeds, the Company indemnifies, to the maximum extent permitted by the law, the former or current Directors or secretaries or members of senior management against liabilities incurred by the person in the relevant capacity. The indemnity does not apply where the liability is owed to the Company or any of its subsidiaries or associated companies, or (in general terms) where the liability arises out of a lack of good faith, wilful misconduct, gross negligence, reckless misbehaviour or fraud. Under each deed, the Company is also required to maintain and pay the premiums on a contract of insurance covering the current or former Directors or members of senior management against liabilities incurred in respect of the relevant office except as precluded by law.

The insurance must be maintained until the seventh anniversary after the date when the relevant person ceases to hold office. Disclosure of the insurance premiums and the nature of liabilities covered by such insurance is prohibited by the relevant contract of insurance.

ENVIRONMENTAL REGULATION

The IAG Group's operations are subject to environmental regulations under either Commonwealth or State legislation. These regulations do not have a significant impact on the IAG Group's operations. The Board of Directors believes that the IAG Group has adequate systems in place for the management of its environmental requirements and is not aware of any breach of those environmental requirements as they apply to the IAG Group.

REMUNERATION REPORT

This report outlines IAG's remuneration policies and practices and provides details of the remuneration of the IAG directors (including the Chief Executive Officer and Managing Director) and the senior executives having the greatest authority and responsibility for planning, directing and controlling the activities of the IAG Group. This group is known as IAG key management personnel ("KMP").

The Company's Non-executive Directors are specifically required to be included as key management personnel in accordance with the Australian Accounting Standard AASB 124 *Related Party Disclosures*. However, the Non-executive Directors do not consider that they are part of "management".

This report provides the disclosures which meet the remuneration reporting requirements of the Corporations Act 2001 and AASB 124. The term "remuneration" used in this report has the same meaning as "compensation" as prescribed in AASB 124.

NOMINATION, REMUNERATION & SUSTAINABILITY COMMITTEE

The role and responsibilities of the Nomination, Remuneration & Sustainability Committee ("Committee" or "NRSC") are set out in the Committee's charter which is available at www.iag.com.au. The key responsibilities of the NRSC in relation to remuneration are to:

(a) provide assurance to the Board relating to the effectiveness, integrity and compliance of the Company's remuneration policies and practices; and

(b) ensure the overall remuneration policy and approach fit the strategic goals of IAG.

The Chief Executive Officer ("CEO"), Group Executive Culture & Reputation and Group Head of People & Culture regularly attend Committee meetings and assist the Committee in its deliberations.

The Committee receives reports from Egan Associates, Mercer Human Resources Consulting, PricewaterhouseCoopers and various other consultants on remuneration for executives and directors.

REMUNERATION REPORT - AUDITED INFORMATION

A. EXECUTIVES

1. EXECUTIVE REMUNERATION POLICY

IAG's approach to executive remuneration is to ensure that IAG can attract and retain the best people and reward performance in line with returns delivered to shareholders. Building and retaining a high quality management team will enable IAG to achieve superior long term performance.

The principles that underpin IAG's approach to executive remuneration are that:

- the remuneration offering is sufficiently competitive to attract and retain a high calibre executive team;
- remuneration practices are consistent with IAG's values;
- the mix of fixed and variable remuneration reflects the impact of each executive position on IAG's short term and long term results;
- remuneration practices will help drive business objectives and motivate employees to perform at the highest level; and
- measures of performance are based on a balanced scorecard with a focus on the delivery of sustainable value to our shareholders.

IAG aims to set base pay around the median of the market. Total reward outcomes (which includes short and long term incentives) may be at the 75th percentile or above depending on individual performance and IAG's results. For Australian based executives, market positioning is determined by reference to a number of comparator groups, including the largest 50 companies in the S&P/ASX 100 index and financial services companies that are among the largest 50 companies in the S&P/ASX 100 index. Relevant local market comparator groups are used for executives located overseas.

2. SIGNIFICANT CHANGES TO EXECUTIVE REMUNERATION

The Deferred Award Rights ("DARs") plan was introduced in the current financial year ended 30 June 2007 to ensure that IAG's executive remuneration offering had an element designed to retain key executives. Each DAR is a right to acquire one ordinary IAG share, subject to continued employment with the IAG Group for a period (generally between two and three years) determined by the Board. Other elements of executive remuneration were adjusted to ensure that the DARs plan was implemented without increasing overall expenditure on executive remuneration.

During the year DARs grants were made to executives as part of the long term incentive allocation process. Grants of DARs were based on an assessment of the executive's performance, leadership capability and strategic impact. In future years, grants of DARs will be used as a deferred short term incentive ("STI"), such that executives will receive a portion of their STI as cash and a portion in the form of DARs. In addition, awards of DARs will be used as a means of retaining key employees below executive level.

Note 28 sets out further details of the DARs plan.

3. EXECUTIVE REMUNERATION STRUCTURE

Executive remuneration consists of four components:

- base salary;
- superannuation;
- short term incentives; and
- share based remuneration (short term and long term incentives).

(a) Base salary

Base salary is defined as the total value of components that make up an executive's salary. Components are cash; salary sacrifice items such as superannuation, cars or parking; and any related taxes. Base salary is determined by a review of job size, internal relativities and market benchmarking. Mercer Human Resources Consulting provides advice on job responsibility and market benchmarking. The comparator groups for market benchmarking are the largest 50 companies in the S&P/ASX 100 index and financial services companies that are among the largest 50 companies in the S&P/ASX 100 index. Base salary is targeted at the median of the market. Unless there has been a significant change in job responsibility, increases in base salary generally do not exceed external market movements.

(b) Superannuation

Executives are members of defined contribution superannuation plans. The contribution rates are consistent with the contribution provided to other employees of IAG in the country in which the executive is based.

(c) Short term incentives

Short term incentives ("STI") are used to motivate and reward performance, typically over a one year period. Payments are based on both IAG's performance and achievement of individual goals.

IAG uses a balanced scorecard for setting goals and measuring performance. This ensures that assessment of performance is viewed holistically and assists the development of a sustainable business that meets the performance expectations of IAG's shareholders, stakeholders and the communities in which it conducts its business.

The balanced scorecard sets goals under the following broad categories:

- financial;
- customer;
- people management; and
- risk.

At the commencement of each financial year, financial and non-financial goals are set for each executive. Goals may be those specified in the tables below or goals that are more specifically related to the executive's role. The goals set are stretch goals and are designed to encourage executives to strive for exceptional performance. At the end of the financial year the amount of any incentive payment is determined based on measured achievement against those goals and a review of the executive's overall performance by the CEO and NRSC. The NRSC reviews the performance of the CEO and makes a recommendation to the Board in relation to any incentive payment for the CEO. The NRSC and Board have an overriding discretion to determine short term incentive payments and will only approve payments when the goals are achieved in the context of the IAG Group's strategy and risk appetite (eg risk of ruin parameters and business mix) as approved by the Board.

Short term incentives can be settled as cash and as DARs.

The following table is a summary of key financial goals that are used to assess performance at the IAG Group level:

Category	Goal	Reason chosen	Method of assessment	Outcome
Financial	Return on equity	Measures the profitability of the core business of IAG	Comparison of achievement against target	Not met
Financial	Growth in net written premium	Measures the "top line" growth of IAG's business	Comparison of achievement against target	Met

The following table is a summary of typical non-financial goals that are used to assess performance at both IAG Group and business unit levels:

Category	Goal	Reason chosen	Method of assessment
Customer	Improvement in customer satisfaction measures	Meeting or exceeding customer expectations is a key part of establishing and maintaining competitive advantage	Outcome of customer satisfaction surveys and measurement of customer retention rates compared to outcomes from previous years
Risk	Improvement in risk management behaviours	Positive risk management behaviour in relation to prevention, detection and recovery from operational risks and issues is critical for a sustainable business	Increased employee awareness of risk prevention, detection and recovery compared to target set at the start of the year
People management	Employee engagement score target	Measures how engaged employees are with IAG's purpose, strategy and goals	Outcome of annual employee survey compared to target set at the start of the year
People management	Reduction in employee turnover	A solid employee base is critical for growing IAG's business for the benefit of customers, shareholders and the wider community	Comparison of outcome achieved against target set at the start of the year
People management	Reduction in workers' compensation claims per million hours worked	A safe work environment and the well-being of employees is vital for growing IAG's business for the benefit of customers, shareholders and the wider community	Comparison of reduction achieved against target set at the start of the year

The methods of assessment have been selected as they can be objectively measured and verified.

Actual short term incentive payments made to executives for the year ended 30 June 2007 reflect the degree of achievement against these goals and the degree of achievement against each individual executive's goals.

(d) Share based remuneration (short term and long term incentives)

To strengthen alignment between the interests of executives and those of shareholders a significant portion of executive remuneration is delivered in the form of rights over IAG shares. The DARs plan and PARs plan create a direct link between the delivery of value to shareholders and the remuneration of executives.

(i) DARs plan

DARs are rights over issued shares held by a trustee. The rights are granted at no cost to the executives and may be exercised for a nominal price at a future date determined by the Board. Generally, DARs only vest and can be exercised if the executive remains employed with the IAG Group.

(ii) PARs plan

The Performance Award Rights ("PARs") plan is used to deliver long term incentives.

PARs are rights over issued shares held by a trustee. The rights are granted at no cost to executives and may be exercised for a nominal price if a performance hurdle related to IAG's Total Shareholder Return ("TSR") is met.

Details of the terms of allocations made to executives under the PARs plan, including those allocations that at the date of this report are partially exercisable or not exercisable, are summarised below:

Plan	PARs plan 2002/2003 Series 1	PARs plan 2003/2004 Series 2	PARs plan 2004/2005 Series 3	PARs plan 2005/2006 Series 4	PARs plan 2006/2007 Series 5
Grant date	24/12/2002	22/09/2003 10/12/2003 26/03/2004	17/09/2004 30/11/2004	19/09/2005 30/11/2005 22/03/2006	19/12/2006 13/03/2007
Performance period definition(i)	3–5 years from grant date	3–5 years from base date(ii)	3–5 years from base date(ii)	3–5 years from base date(ii)	3–5 years from base date(ii)
IAG share price at base date ($)	2.92	3.90	5.08	5.87	5.29
Performance hurdle test schedule	Quarterly – Last trading day of each calendar quarter in performance period	Quarterly – Last trading day of each calendar quarter in performance period	Quarterly – Last trading day of each calendar quarter in performance period	Quarterly – Last trading day of each calendar quarter in performance period	Quarterly – Last trading day of each calendar quarter in performance period
First day test	30/12/2005	29/09/2006	28/09/2007	30/09/2008	30/09/2009
Last day test	28/09/2007	30/06/2008	30/06/2009	30/06/2010	30/09/2011
Performance hurdle achievement	Partially achieved, 56% of PARs are exercisable	Not achieved			
Last exercise date (Continuing employees only)	24/12/2012	22/09/2013 10/12/2013 26/03/2014	17/09/2014 30/11/2014	19/09/2015 30/11/2015 22/03/2016	19/12/2016 13/03/2017

The table below applies to all the PARs plans disclosed above:

TSR performance condition	IAG TSR compared to a peer group of companies. The peer group comprises the companies in the S&P/ASX 100 index with such inclusions and exclusions as the Board may determine.
Vesting schedule	<50th percentile – 0% vesting = 50th percentile – 50% vesting >=75th percentile – 100% vesting The percentage of PARs which vest and become exercisable increases proportionately where IAG's performance ranks between the 50th and 75th percentile

Notes:

(i) The performance period will be shortened if the employee ceases employment with the IAG Group due to redundancy or in other special circumstances.

(ii) The base date is the date which is the second trading day after the date on which IAG's financial results for the 12 month period ending on 30 June that immediately precedes the grant date are announced to the ASX.

Performance hurdle testing
The performance hurdle is tested quarterly during the period that is between three and five years from the base date. On each test day, the TSR performance hurdle is measured from the base date to the test date, which means that any period of poor TSR performance following the base date is always included in the TSR measurement. PARs vest on a test day if IAG's TSR is at or above the 50th percentile of the Peer Group of companies with vesting increasing on subsequent test days only if the TSR ranking has improved. This approach to performance hurdle testing ensures that executives strive to deliver TSR performance over the full five year period.

Vesting of PARs on takeover
Under the PARs plan the Board has discretion to determine if and when PARs vest if a takeover bid is made for the Company. In exercising this discretion the Board would consider issues such as the objectives of the PARs plan and the circumstances surrounding the takeover.

Restrictions on dealing in IAG securities
In addition to legal requirements that prevent any person from dealing in IAG securities when in possession of undisclosed price sensitive information, the Board has implemented a policy that prohibits directors, executives and other designated senior managers from:

- dealing in IAG securities when in possession of price sensitive information;
- short term or speculative trading in IAG securities;
- transactions that limit economic risk associated with unvested entitlements to IAG securities (including PARs and DARs); and
- any trading in IAG securities without prior approval of the NRSC.

4. RELATIONSHIP BETWEEN EXECUTIVE REWARD AND IAG'S PERFORMANCE

A significant component of executive remuneration is "at risk" which ensures a direct link between IAG's performance and reward for executives. For further details of the percentage of "at risk" remuneration, refer to the table in section 7.

The payment of short term incentives is directly linked to IAG's performance over the previous year based on a balanced scorecard of measures, which includes measures of profitability and growth in IAG's core business. For the 2006/2007 year one of the two IAG financial goals was met. Non-financial measures are also used as they are lead indicators of delivering future value for shareholders.

The use of share based remuneration creates a direct link between return to shareholders and executive reward. The introduction of the DARs plan has strengthened the link between the return to shareholders and executive reward as the value of an executive's deferred shareholding will change as the IAG share price moves.

IAG's PARs plan provides a direct link between return to shareholders over a three to five year period and executive reward. Grants of PARs to executives are based on an assessment of each executive against a range of factors including the executive's performance, their strategic impact and leadership capability. Information on the achievement in the PARs plan performance hurdle are set out in section 3(d).

The following table outlines the returns delivered to IAG shareholders since listing in August 2000:

	Year ended 30 June 2001	Year ended 30 June 2002	Year ended 30 June 2003	Year ended 30 June 2004	Year ended 30 June 2005	Year ended 30 June 2006	Year ended 30 June 2007
Closing share price ($)	3.40	3.15	3.40	5.00	6.01	5.35	**5.70**
Dividends paid (cents)	10.00	10.50	11.50	22.00	26.50	42.00	**29.50**
Earnings per share (cents)*	9.40	(1.78)	8.65	37.87	49.31	47.66	**32.79**
Normalised net profit(i) after tax ($ million)*	178	294	360	434	601	542	**467**

Notes:
(i) Normalised net profit is determined by excluding the amortisation of intangible assets and substituting actual investment earnings on equity holders' funds with long term returns.
* Amounts in 2005, 2006 and 2007 have been measured under current Australian Accounting Standards ("AASBs") which became applicable for years commencing on or after 1 January 2005. All amounts prior to 2005 were measured under previous AASBs.

IAG's share price performance from the period since IAG's listing in August 2000 is shown in the following graph:

IAG Historical Share Price Performance – Since Listing


Returns using a base index of 100
400
350
300
250
200
150
100
50
0
S&P/ASX 100 Accumulation Index
IAG Share Price including Reinvestment of Dividends
IAG Share Price including Reinvestment of Dividends and Franking Credits
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06
Jun 07

Notes:
Dividends are assumed to be reinvested using the close price on ex date.
Franking credit value is determined by grossing up the dividend value by the company tax rate (30%) and multiplying by the franking rate.

5. SERVICE AGREEMENTS

During the year the following persons were the executives identified as key management personnel ("KMP"), with the greatest authority and responsibility for planning, directing and controlling the activities of the IAG Group:

Name	Current title
Mr MJ Hawker	Chief Executive Officer and Managing Director
Mr JP Breheny	Chief Executive Officer – Asia
Mr AM Coleman	Chief Risk Officer and Group Actuary
Mr NB Hawkins	Chief Executive Officer – IAG New Zealand
Mr DA Issa	Chief Executive Officer – Personal Insurance
Ms JS Johnson	Chief Executive Officer – Business Partnerships
Ms CF McLoughlin	Group Executive – Strategy
Ms SJ Mostyn	Group Executive – Culture & Reputation
Mr MJ Pirone	Chief Executive Officer – CGU Insurance
Mr N Utley[(i)]	Managing Director – UK
Mr J van der Schalk	Chief Executive Officer – Asset Management and Reinsurance
Mr G Venardos	Group Chief Financial Officer

Note:
(i) Mr N Utley joined the IAG Group as Chief Executive Officer Equity Insurance Group on 8 January 2007.

Mr P Connell joined the IAG Group as Chief Executive Officer – Hastings Insurance Services ("Hastings") on 29 September 2006. He was a KMP only for the period up to 20 February 2007 at which time the process of integrating the Hastings operations with the newly acquired Equity Insurance Group commenced. Given the short period of time as a KMP, only his remuneration for the period between 29 September 2006 to 20 February 2007 is disclosed and not the other detailed information that is provided for other longer serving KMP such as grants of PARs and DARs in section A.8. IAG granted 29,400 PARs and 22,050 DARs to Mr Connell on 19 December 2007. He still holds these PARs and DARs.

All service agreements for executives are unlimited in term but may be terminated by written notice from either party or by IAG making a payment in lieu of notice. The service agreements outline the components of remuneration paid to executives and require the remuneration of executives to be reviewed annually. The service agreements do not require IAG to increase base salary, pay a short term incentive or offer a long term incentive in any given year. Mr N Utley's service agreement, which was in force prior to the acquisition of the Equity Insurance Group, provides for an annual base salary adjustment based on the movement in the Retail Prices Index in the United Kingdom.

Name	Notice period, Company	Notice period, employee	Termination provisions	Additional payment if IAG invokes a restraint clause
Mr MJ Hawker	12 months	6 months	12 months base salary, plus payment for annual leave, long service leave and short term incentive that would have accrued for 12 months had termination not occurred	6 months base salary
Mr JP Breheny	12 months	3 months	12 months base salary	–
Mr AM Coleman	12 months	3 months	12 months base salary	6 months base salary
Mr NB Hawkins	12 months	3 months	12 months base salary	–
Mr DA Issa	12 months	3 months	12 months base salary	–
Ms JS Johnson	12 months	3 months	12 months base salary	–
Ms CF McLoughlin	12 months	3 months	12 months base salary	–
Ms SJ Mostyn	12 months	3 months	12 months base salary	–
Mr MJ Pirone	12 months	3 months	12 months base salary	6 months base salary
Mr N Utley	12 months	12 months	12 months base salary, plus payment for the value of benefits (excluding short term incentive) that would have accrued for 12 months had termination not occurred	–
Mr J van der Schalk	12 months	3 months	12 months base salary	–
Mr G Venardos	12 months	3 months	12 months base salary	6 months base salary

Note:
Executives are employed by Insurance Australia Group Services Pty Limited, except for: (i) Mr NB Hawkins who is employed by IAG New Zealand Limited; and (ii) Mr N Utley who is employed by Equity Insurance Management Limited.

Retrenchment

In the event of retrenchment, the executives listed above (except for Mr MJ Hawker and Mr N Utley) are entitled to the greater of:

(a) the written notice or payment in lieu of notice as provided in their service agreement; or

(b) the retrenchment benefits due under the relevant company retrenchment policy.

For Mr MJ Hawker and Mr N Utley, the retrenchment payment is in accordance with the termination provisions specified in the table above.

Company retrenchment policy

On retrenchment, employees with less than 25 years service will receive:

(a) at least eight weeks notice or payment in lieu of notice (calculated on the employee's base salary); and

(b) three weeks base salary for each year of continuous service to a maximum of 75 weeks base salary.

The minimum benefit that can be received is 11 weeks base salary and the maximum benefit that can be received is 83 weeks base salary.

On retrenchment, employees with 25 or more years of service or who are over 45 years of age will receive:

(a) at least twelve weeks notice or payment in lieu of notice (calculated on the employee's base salary); and

(b) three weeks base salary for each year of continuous service to a maximum of 75 weeks base salary.

The minimum benefit that can be received is 15 weeks base salary and the maximum benefit that can be received is 87 weeks base salary.

Termination of employment without notice and without payment in lieu of notice

The employment of the executives may be terminated without notice or payment in lieu of notice in some circumstances. Generally, this could occur where the executive: is charged with a criminal offence that is capable of bringing the organisation into disrepute; is declared bankrupt; breaches a provision of their employment agreement; is guilty of serious and wilful misconduct; or unreasonably fails to comply with any material and lawful direction given by the Company.

Termination of employment with notice or payment in lieu of notice

The employment of the executives may be terminated at any time by the Company with notice or payment in lieu of notice (which also includes a pro rata short term incentive earned but not paid). The amount of notice the Company must provide or the payment in lieu of notice is specified above.

6. REMUNERATION DETAILS

(a) Remuneration of executives for the IAG Group for 2007

	Short term employment benefits						Post employment benefits		Other long term employment benefits	Termination benefits	Share based payment	Total
2007	Cash salary[1] $000	Non monetary benefits[2] $000	Base salary (Sub total of [1]+[2]) $000	Annual leave accruals[3] $000	Short term incentives[4] $000	Other[5] $000	Superannuation[6] $000	Retirement benefits $000	Long service leave accruals[7] $000	$000	Value of DARs/PARs granted[8] $000	$000
Executives (including Executive Director):												
Mr MJ Hawker	1,297	41	1,338	(41)	722	-	174	-	24	-	1,381	3,598
Mr JP Breheny	654	2	656	11	349	175	85	-	5	-	137	1,418
Mr AM Coleman	673	8	681	(42)	431	-	89	-	16	-	264	1,439
Mr NB Hawkins	633	-	633	14	351	45	84	-	10	-	174	1,311
Mr DA Issa	686	38	724	(23)	456	-	94	-	12	-	251	1,514
Ms JS Johnson	628	28	656	59	356	-	84	-	15	-	116	1,286
Ms CF McLoughlin	541	8	549	(8)	318	-	71	-	5	-	116	1,051
Ms SJ Mostyn	550	8	558	(5)	301	-	73	-	10	-	227	1,164
Mr MJ Pirone	667	36	703	16	444	-	91	-	24	-	268	1,546
Mr N Utley (part year)	529	20	549	-	262	-	68	-	-	-	15	894
Mr J van der Schalk	614	8	622	37	327	-	81	-	27	-	146	1,240
Mr G Venardos	686	69	755	27	480	-	98	-	21	-	305	1,686
Executives who ceased as key management personnel during the year:												
Mr P Connell[i]	246	7	253	-	162	-	24	-	-	-	14	453
Total remuneration	8,404	273	8,677	45	4,959	220	1,116	-	169	-	3,414	18,600

Note:

(i) Mr P Connell was a key management personnel for the period from 29 September 2006 to 20 February 2007. The remuneration information provided in the table above relates only to this period.

Refer to section (c) below for details of notes (1) to (8) referencing in the above table.

(b) Remuneration of executives for the IAG Group for 2006

2006	Short term employment benefits: Cash salary[1] $000	Non monetary benefits[2] $000	Base salary (Sub total of [1]&[2]) $000	Annual leave accruals[3] $000	Short term incentives[4] $000	Other[5] $000	Post employment benefits: Super-annuation[6] $000	Retirement benefits $000	Other long term employment benefits: Long service leave accruals[7] $000	Termination benefits $000	Share based payment: Value of PSRs/PARs granted[8] $000	Total $000
Executives (including Executive Director):												
Mr MJ Hawker	1,201	23	1,224	15	632	-	164	-	23	-	982	3,040
Mr JP Breheny(part year)(i)	172	-	172	16	76	-	22	-	1	-	21	308
Mr AM Coleman	613	8	621	44	367	-	81	-	14	-	213	1,340
Mr NB Hawkins(part year)(i)	187	-	187	12	84	25	25	-	2	-	52	387
Mr DA Issa	571	8	579	22	331	-	75	-	11	-	187	1,205
Ms JS Johnson(part year)(i)	149	6	155	22	94	-	19	-	7	-	21	318
Ms CF McLoughlin(part year)(i)	428	7	435	12	195	-	57	-	3	-	49	751
Ms SJ Mostyn	511	8	519	41	336	-	67	-	10	-	211	1,184
Mr MJ Pirone	558	59	617	16	395	-	80	-	20	-	203	1,331
Mr J van der Schalk(part year)(i)	38	1	39	2	17	-	5	-	1	-	9	73
Mr G Venardos	654	61	715	29	393	-	91	-	20	-	247	1,495
Executives who ceased as key management personnel during the year:												
Mr IF Brown	324	22	346	39	225	-	47	-	41	-	136	834
Mr RJ Jackson	573	73	646	10	351	-	84	-	23	650	176	1,940
Mr DRA Pearce	71	10	81	(1)	17	-	11	-	6	820	117	1,051
Mr DJP Smith	436	-	436	41	545	100	59	-	5	970	195	2,351
Total remuneration	6,486	286	6,772	320	4,058	125	887	-	187	2,440	2,819	17,608

Note:

(i) These executives were all newly appointed to the executive team during this financial year. Therefore, the remuneration information provided in the table above relates to the period from the date of their appointment to the executive team to 30 June 2006. The balances are calculated based on the proportion of the year that they were key management personnel.

Refer to section (c) below for details of notes (1) to (8) referencing in the above table.

(c) Details of notes (1) to (8) used in the tables in sections 6(a) and 6(b)

(1) Salary represents amounts paid in cash during the financial year.

(2) Non-monetary benefits are valued in accordance with the cost to IAG for provision of cars, parking and related fringe benefits tax on a salary sacrifice basis.

(3) Annual leave accruals as determined in accordance with AASB 119 *Employee Benefits*.

(4) Short term incentive to be settled for the current performance period accrual and prior performance periods over or under accruals. Executives may elect to receive some of their short term incentive in the form of IAG shares rather than cash through participation in the Bonus Equity Share Plan which is valued in accordance with the market value of IAG shares at grant date. Refer note 27 for details of how this plan operates.

(5) Mr Hawkins received an accommodation allowance in New Zealand. Mr Breheny received a special payment which was only payable after his completion of the first 12 months service with the IAG Group.

(6) Superannuation represents the employer's contributions.

(7) Long service leave accruals as determined in accordance with AASB 119 *Employee Benefits*.

(8) An allocated portion of Performance Share Rights ("PSRs" – related to unissued shares) and unvested Performance Award Rights ("PARs" – related to issued shares) and unvested Deferred Awards Rights ("DARs" – related to issued shares, new rights issued in 2007) is included in the total remuneration disclosure above. To determine the PSRs and PARs values the Monte Carlo simulation model has been applied. The valuation takes into account the exercise price of the PSRs/PARs, life of the PSRs/PARs, current price of IAG shares, expected volatility of the IAG share price, expected dividends, risk free interest rate, the performance of the shares in the Peer Group of companies, early exercise and non-transferability, and turnover which is assumed to be zero for an individual's remuneration calculation. DARs are valued using a Black Scholes valuation model.

7. AT RISK REMUNERATION

Total remuneration for executives is comprised of "at risk" and "not at risk" remuneration. Base salary and superannuation are "not at risk", while short term incentives and share based remuneration provided through the DARs and PARs plans are "at risk".

(a) Details of total remuneration that is "at risk"

Name 2007	Total remuneration $000	Short term incentives $000	Share based remuneration (DARs/PARs) $000	Percentage of remuneration at risk[1] %	Percentage of option/right remuneration %
Mr MJ Hawker	**3,598**	**722**	**1,381**	**58**	**38**
Mr JP Breheny	**1,418**	**349**	**137**	**34**	**10**
Mr AM Coleman	**1,439**	**431**	**264**	**48**	**18**
Mr NB Hawkins	**1,311**	**351**	**174**	**40**	**13**
Mr DA Issa	**1,514**	**456**	**251**	**47**	**17**
Ms JS Johnson	**1,286**	**356**	**116**	**37**	**9**
Ms CF McLoughlin	**1,051**	**318**	**116**	**41**	**11**
Ms SJ Mostyn	**1,164**	**301**	**227**	**45**	**19**
Mr MJ Pirone	**1,546**	**444**	**268**	**46**	**17**
Mr N Utley	**894**	**262**	**15**	**31**	**2**
Mr J van der Schalk	**1,240**	**327**	**146**	**38**	**12**
Mr G Venardos	**1,686**	**480**	**305**	**47**	**18**
2006					
Mr MJ Hawker	3,040	632	982	53	32
Mr JP Breheny	308	76	21	31	7
Mr AM Coleman	1,340	367	213	43	16
Mr NB Hawkins	387	84	52	35	13
Mr DA Issa	1,205	331	187	43	16
Ms JS Johnson	318	94	21	36	7
Ms CF McLoughlin	751	195	49	32	7
Ms SJ Mostyn	1,184	336	211	46	18
Mr MJ Pirone	1,331	395	203	45	15
Mr J van der Schalk	73	17	9	36	12
Mr G Venardos	1,495	393	247	43	17

Note:
(1) Increases in the percentage of remuneration at risk from 2006 to 2007 are mainly the result of new grants of DARs and PARs during the year.

(b) Short term incentives

The portion of the short term incentives that either vested or were forfeited during the year cannot be determined as no maximum or target amount is set. Executives may be paid a short term incentive based on IAG's performance and their own performance. The amount of short term incentives paid to an executive is recommended by the CEO and approved by the NRSC. The amount of short term incentives paid to the CEO is recommended by the NRSC and approved by the Board.

(c) Share based remuneration

No DARs or PARs became exercisable during the year ended 30 June 2007 and no DARs or PARs issued to executives lapsed during the year.

It is not practical to provide an estimate of the maximum possible total value of share based remuneration that may vest in future years for any DARs or PARs issued up to 30 June 2007 because the value is directly linked to (i) the future IAG share price at the time of vesting; and (ii) with respect to PARs, the future TSR performance of IAG and companies in the S&P/ASX 100 index. The minimum possible total value of share based remuneration is zero.

8. SHARE BASED REMUNERATION – DARs, PARs AND PSRs

Rights under the DARs and PARs plan were issued by IAG. Refer to section 3(d) and note 28 for further details of these plans.

The following sections provide details of movements in DARs, PARs, and PSRs for each executive during the financial years ended 30 June 2006 and 30 June 2007.

(a) PARs

(i) Details of PARs granted

The IAG Group has issued PARs to the executives during the financial year for nil consideration. Each executive who participates in the plan becomes eligible to receive an ordinary share per PAR, by paying the exercise price of $1 per tranche of PARs exercised, subject to a specific performance hurdle being met. Refer to section 3(d) for details of the performance hurdle.

2007	Grant date	Date first exercisable	Last expiry date	Value per PAR at grant date $	PARs granted during the year Number
Mr MJ Hawker	**19/12/2006**	**30/09/2009**	**19/12/2016**	**4.013**	**250,000**
Mr JP Breheny	**19/12/2006**	**30/09/2009**	**19/12/2016**	**4.013**	**47,000**
Mr AM Coleman	**19/12/2006**	**30/09/2009**	**19/12/2016**	**4.013**	**47,000**
Mr NB Hawkins	**19/12/2006**	**30/09/2009**	**19/12/2016**	**4.013**	**47,000**
Mr DA Issa	**19/12/2006**	**30/09/2009**	**19/12/2016**	**4.013**	**56,500**
Ms JS Johnson	**19/12/2006**	**30/09/2009**	**19/12/2016**	**4.013**	**47,000**
Ms CF McLoughlin	**19/12/2006**	**30/09/2009**	**19/12/2016**	**4.013**	**42,500**
Ms SJ Mostyn	**19/12/2006**	**30/09/2009**	**19/12/2016**	**4.013**	**42,500**
Mr MJ Pirone	**19/12/2006**	**30/09/2009**	**19/12/2016**	**4.013**	**56,500**
Mr N Utley	**13/03/2007**	**30/09/2009**	**13/03/2017**	**3.660**	**44,500**
Mr J van der Schalk	**19/12/2006**	**30/09/2009**	**19/12/2016**	**4.013**	**47,000**
Mr G Venardos	**19/12/2006**	**30/09/2009**	**19/12/2016**	**4.013**	**56,500**
Total					**784,000**
2006					
Mr MJ Hawker	30/11/2005	30/09/2008	30/11/2015	2.596	600,000
Mr JP Breheny	22/03/2006	30/09/2008	22/03/2016	3.150	100,000
Mr AM Coleman	19/09/2005	30/09/2008	19/09/2015	3.187	90,000
Mr NB Hawkins	*	*	*	*	*
Mr DA Issa	19/09/2005	30/09/2008	19/09/2015	3.187	83,500
Ms JS Johnson	*	*	*	*	*
Ms CF McLoughlin	19/09/2005	30/09/2008	19/09/2015	3.187	80,000
Ms SJ Mostyn	19/09/2005	30/09/2008	19/09/2015	3.187	80,000
Mr MJ Pirone	19/09/2005	30/09/2008	19/09/2015	3.187	90,000
Mr J van der Schalk	*	*	*	*	*
Mr G Venardos	19/09/2005	30/09/2008	19/09/2015	3.187	100,000
Executives who ceased as key management personnel during the year:					
Mr IF Brown	–	–	–	–	–
Mr RJ Jackson	19/09/2005	30/09/2008	19/09/2015	3.187	90,000
Mr DRA Pearce	–	–	–	–	–
Mr DJP Smith	19/09/2005	30/09/2008	19/09/2015	3.187	80,000
Total					1,393,500

* All PARs granted to Mr Hawkins, Ms Johnson and Mr van der Schalk prior to their appointment to the executive team are excluded.

(ii) Movements in number of PARs on issue

2007	PARs on issue 1 July Number	PARs granted during the year Number	PARs exercised during the year[1] Number	PARs lapsed during the year Number	PARs on issue 30 June Number	PARs vested and exercisable 30 June Number
Mr MJ Hawker	**1,632,000**	**250,000**	–	–	**1,882,000**	–
Mr JP Breheny	**100,000**	**47,000**	–	–	**147,000**	–
Mr AM Coleman	**294,019**	**47,000**	–	–	**341,019**	–
Mr NB Hawkins	**168,456**	**47,000**	–	–	**215,456**	–
Mr DA Issa	**259,002**	**56,500**	–	–	**315,502**	–
Ms JS Johnson	**81,328**	**47,000**	–	–	**128,328**	–
Ms CF McLoughlin	**80,000**	**42,500**	–	–	**122,500**	–
Ms SJ Mostyn	**248,799**	**42,500**	–	–	**291,299**	–
Mr MJ Pirone	**282,206**	**56,500**	–	–	**338,706**	–
Mr N Utley	–	**44,500**	–	–	**44,500**	–
Mr J van der Schalk	**149,004**	**47,000**	–	–	**196,004**	**22,753**
Mr G Venardos	**338,303**	**56,500**	–	–	**394,803**	–
Total	**3,633,117**	**784,000**	–	–	**4,417,117**	**22,753**
2006						
Mr MJ Hawker	1,200,000	600,000	(168,000)	–	1,632,000	–
Mr JP Breheny	–	100,000	–	–	100,000	–
Mr AM Coleman	258,195	90,000	(54,176)	–	294,019	–
Mr NB Hawkins	168,456[2]	–	–	–	168,456	–
Mr DA Issa	223,177	83,500	(47,675)	–	259,002	–
Ms JS Johnson	87,300[2]	–	(5,972)	–	81,328	–
Ms CF McLoughlin	–	80,000	–	–	80,000	–
Ms SJ Mostyn	214,307	80,000	(45,508)	–	248,799	–
Mr MJ Pirone	239,881	90,000	(47,675)	–	282,206	–
Mr J van der Schalk	149,004[2]	–	–	–	149,004	22,753
Mr G Venardos	305,048	100,000	(66,745)	–	338,303	–
Total	2,845,368	1,223,500	(435,751)	–	3,633,117	22,753
Executives who ceased as key management personnel during the year:						
Mr IF Brown	221,716	–	–	–	221,716	45,508
Mr RJ Jackson	161,451	90,000	–	–	251,451	–
Mr DRA Pearce	196,232	–	–	–	196,232	49,029
Mr DJP Smith	238,167	80,000	(48,560)	–	269,607	–
Total	817,566	170,000	(48,560)	–	939,006	94,537

Notes:

(1) $1 per tranche of PARs is payable to exercise. Nil remains unpaid per issued share acquired. For each PAR exercised, one IAG share was issued.

(2) This balance represents the PARs held by Mr Hawkins, Ms Johnson and Mr van der Schalk at the date of their appointment to the executive team.

(b) PSRs

The PSRs plan was closed for issuing further PSRs from the financial year ended 30 June 2003.

(i) Movements in number of PSRs on issue

2007

There were no movements of PSRs for the year. Mr J van der Schalk held 40,000 PSRs at the beginning and end of the financial year.

2006	PSRs on issue 1 July Number	PSRs exercised during the year[1] Number	PSRs lapsed during the year Number	PSRs on issue 30 June Number	PSRs vested and exercisable 30 June Number
Mr MJ Hawker	60,000	(60,000)	–	–	–
Ms SJ Mostyn	68,670	(68,670)	–	–	–
Mr J van der Schalk	40,000[2]	–	–	40,000	40,000

Notes:

(1) The exercise price was $1 per tranche of PSRs. Nil remains unpaid per issued share acquired. For each PSR exercised, one ordinary IAG share was issued.

(2) This balance represented the PSRs held by Mr van der Schalk at the date of his appointment to the executive team.

(c) DARs

(i) Details of DARs granted

The DARs plan commenced during the current financial year. The IAG Group has issued DARs to the executives during the financial year for nil consideration. Each executive who participates in the plan becomes eligible to receive one ordinary IAG share per DAR, by paying the exercise price of $1 per tranche of DARs exercised, subject to continuing employment with the IAG Group for a period as determined by the Board.

2007	Grant date	Date first exercisable	Last expiry date	Value per DAR at grant date $	DARs granted during the year Number
Mr MJ Hawker	19/12/2006	19/12/2009	19/12/2016	5.354	187,500
Mr JP Breheny	19/12/2006	19/12/2009	19/12/2016	5.354	35,250
Mr AM Coleman	19/12/2006	19/12/2009	19/12/2016	5.354	35,250
Mr NB Hawkins	19/12/2006	19/12/2009	19/12/2016	5.354	35,250
Mr DA Issa	19/12/2006	19/12/2009	19/12/2016	5.354	42,375
Ms JS Johnson	19/12/2006	19/12/2009	19/12/2016	5.354	35,250
Ms CF McLoughlin	19/12/2006	19/12/2009	19/12/2016	5.354	31,875
Ms SJ Mostyn	19/12/2006	19/12/2009	19/12/2016	5.354	31,875
Mr MJ Pirone	19/12/2006	19/12/2009	19/12/2016	5.354	42,375
Mr N Utley	13/03/2007	13/03/2009	13/03/2017	5.156	33,375
Mr J van der Schalk	19/12/2006	19/12/2009	19/12/2016	5.354	35,250
Mr G Venardos	19/12/2006	19/12/2009	19/12/2016	5.354	42,375
Total					588,000

(ii) Movements in total number of DARs on issue

2007	DARs on issue 1 July Number	DARs granted during the year Number	DARs exercised during the year Number	DARs lapsed during the year Number	DARs on issue 30 June Number	DARs vested and exercisable 30 June Number
Mr MJ Hawker	–	187,500	–	–	187,500	–
Mr JP Breheny	–	35,250	–	–	35,250	–
Mr AM Coleman	–	35,250	–	–	35,250	–
Mr NB Hawkins	–	35,250	–	–	35,250	–
Mr DA Issa	–	42,375	–	–	42,375	–
Ms JS Johnson	–	35,250	–	–	35,250	–
Ms CF McLoughlin	–	31,875	–	–	31,875	–
Ms SJ Mostyn	–	31,875	–	–	31,875	–
Mr MJ Pirone	–	42,375	–	–	42,375	–
Mr N Utley	–	33,375	–	–	33,375	–
Mr J van der Schalk	–	35,250	–	–	35,250	–
Mr G Venardos	–	42,375	–	–	42,375	–
Total	–	588,000	–	–	588,000	–

(d) Analysis of movements in DARs, PARs and PSRs

Following is a summary of the movement during the financial year, by value, of PARs, PSRs and DARs by each executive:

2007	Total value of PARs and DARs granted during the year (1) $000	Total value of PSRs, PARs and DARs exercised during the year (2) $000	Total value of PARs, PSRs and DARs that lapsed during the year (3) $000	Total of (1) to (3) $000
Mr MJ Hawker	2,007	–	–	2,007
Mr JP Breheny	377	–	–	377
Mr AM Coleman	377	–	–	377
Mr NB Hawkins	377	–	–	377
Mr DA Issa	454	–	–	454
Ms JS Johnson	377	–	–	377
Ms CF McLoughlin	341	–	–	341
Ms SJ Mostyn	341	–	–	341
Mr MJ Pirone	454	–	–	454
Mr N Utley	179	–	–	179
Mr J van der Schalk	377	–	–	377
Mr G Venardos	454	–	–	454
Total	6,115	–	–	6,115

Notes:

(i) The value of DARs and PARs granted in the year is the fair value of the DARs and PARs at grant date using Black Scholes and Monte Carlo simulation models respectively. The total value of the DARs and PARs granted is included in the table above. This amount is allocated to remuneration over the vesting period (ie in years 30 June 2006 to 30 June 2010).

(ii) No PSRs, PARs or DARs were exercised during the year.

(iii) No DARs, PARs or PSRs lapsed during the year.

(iv) Related parties of executives cannot participate in the DARs, PARs or PSRs Plans.

B. NON-EXECUTIVE DIRECTORS

1. REMUNERATION POLICY

The principles that underpin IAG's approach to remuneration for Non-executive Directors are that remuneration should be:

- sufficiently competitive to attract and retain a high calibre of Non-executive Director; and
- consistent with IAG's values.

2. REMUNERATION STRUCTURE

Non-executive Director remuneration consists of three components; they are:

- board fees (payable as cash and IAG shares);
- subsidiary board and committee fees; and
- superannuation.

The aggregate limit of remuneration is approved by shareholders and is currently $2 million per annum. The aggregate annual remuneration is inclusive of employer superannuation contributions paid by IAG on behalf of Non-executive Directors.

(a) IAG Board and Committee fees

Board/Committee	Role	Fee
IAG Board	Chairman	$390,000*
	Director	$130,000
IAG Audit Committee	Chairman	$32,500
	Member	$16,250
IAG Risk Management & Compliance Committee	Chairman	$32,500
	Member	$16,250
IAG Nomination, Remuneration & Sustainability Committee	Chairman	$32,500
	Member	$16,250

* The Chairman does not receive additional fees for attendance at Committee meetings or for serving as a director of IAG Re Limited.

(b) Non-executive Directors' Share Plan

The Board has agreed that each Non-executive Director should take a minimum of 20% and up to a maximum of 90% of their annual Board fee (at the time shares are allocated), on a fee sacrifice basis, in the form of IAG shares provided under the Non-executive Directors' Share Plan, which was approved by shareholders on 13 November 2002. IAG shares are purchased by a trustee on market and allocated to directors in December each year. Non-executive Directors may elect to restrict the disposal of these shares for a minimum period of one year and up to 10 years or until the Director retires. No other share-based remuneration is available to Non-executive Directors.

(c) Superannuation

IAG pays superannuation contributions on Directors' fees into a superannuation fund nominated by the Director. Directors' fees and superannuation contributions are paid monthly.

IAG has a Non-executive Directors' Expenses policy. Under this policy IAG reimburses expenses reasonably incurred by Directors in connection with the discharge of their duties.

3. INCREASE TO DIRECTORS' FEES

Egan Associates completed an independent review of the remuneration of Non-executive Directors, taking into account the remuneration paid to the Non-executive Directors of companies of comparable size to the IAG Group, market movements in directors' fees, and the responsibility and workload of Non-executive Directors. Having regard to the advice of Egan Associates and to ensure that remuneration is market competitive, the Board has determined that fees payable to Non-executive Directors will be as follows, with effect from 1 July 2007:

Board/Committee	Role	Fee
IAG Board	Chairman	$450,000
	Director	$150,000
IAG Audit Committee	Chairman	$36,000
	Member	$18,000
IAG Risk Management & Compliance Committee	Chairman	$36,000
	Member	$18,000
IAG Nomination, Remuneration & Sustainability Committee	Chairman	$32,500 (unchanged)
	Member	$16,250 (unchanged)

4. INCREASE TO AGGREGATE REMUNERATION

At the 2007 AGM shareholders will be asked to approve an increase in the aggregate maximum annual remuneration of the Non-executive Directors from $2,000,000 to $2,750,000 per annum.

In 2006 IAG invested approximately $1.8 billion in new insurance businesses in the United Kingdom. The Board has taken steps to establish and strengthen corporate governance structures that support this expansion including the establishment of country/regional Boards in the United Kingdom and New Zealand. These Boards will be chaired by Non-executive Directors of the IAG Board. Separate fees will be paid to those Directors for service on these Boards and will be included in the aggregate annual remuneration of Non-executive Directors.

A summary of Non-executive Directors' service on subsidiary company boards and the fees payable is set out in the following table:

Director	Subsidiary	Capacity	Annual fee
Mr JA Strong	Insurance Manufacturers of Australia Pty Limited ("IMA")	Chairman	$195,000(i)
Mr PM Colebatch	IAG UK Holdings Limited	Chairman	$110,616*
Mr ND Hamilton	Mutual Community General Insurance Proprietary Limited	Chairman	$25,000
Ms YA Allen	Mutual Community General Insurance Proprietary Limited	Director	$16,250

Notes:
(i) This fee increased from $172,000 to $195,000 with effect from 1 July 2007.
* This amount is denominated in British pounds and is translated into Australian dollars using the exchange rate as at 30 June 2007.

The current maximum aggregate annual remuneration of $2,000,000 would be insufficient to pay the increased fees to Non-executive Directors and the fees for service on subsidiary boards for a full year. An increase in maximum aggregate annual remuneration to $2,750,000 will allow the Board to pay the fees as set out above and to attract and retain suitable candidates for the Board in the future. The Board has no plans to increase Non-executive Directors fees above the levels specified above.

5. PERFORMANCE

Directors' performance is subject to evaluation by the Chairman at least every two years, by discussion between the Chairman and the individual Director. In these discussions, the individual Directors also evaluate the Chairman's performance. Performance measures for Directors considered by the Chairman and Board include:

- contribution of the Director to Board teamwork;
- contribution to debates on significant issues and proposals;
- advice and assistance given to management;
- in the case of the Chairman's performance, the fulfilment of the additional role as Chairman; and
- input regarding regulatory, industry and social developments surrounding the business.

The Nomination, Remuneration & Sustainability Committee has responsibility for coordinating the Board's review of the Chairman's performance.

6. REMUNERATION DETAILS

	Short term benefits		Post employment benefits		Other long term employment benefits	Termination benefits	Share based payment	Total
2007	IAG Board fees received as cash $000	Other Board and Committee fees(i) $000	Superannuation $000	Retirement benefits $000	$000	$000	IAG Board fees received as IAG shares $000	$000
Mr JA Strong	201	172	50	–	–	–	189	612
Ms YA Allen	105	37	15	–	–	–	25	182
Mr JF Astbury	105	54	17	–	–	–	25	201
Mr PM Colebatch(ii)	33	48	6	–	–	–	33	120
Mr GA Cousins	105	16	13	–	–	–	25	159
Mr ND Hamilton	17	55	17	–	–	–	113	202
Mr RA Ross	67	49	16	–	–	–	63	195
Mr B Schwartz	92	51	16	–	–	–	38	197
Total remuneration	725	482	150	–	–	–	511	1,868

Notes:
(i) Mr Strong, Ms Allen, Mr Astbury, Mr Colebatch, Mr Hamilton and Mr Schwartz received fees for service on subsidiary Boards and committees in addition to their fees for serving on the IAG Board and Committees.
(ii) Mr Colebatch was appointed to the Board on 1 January 2007.

2006	Short term benefits: IAG Board fees received as cash $000	Short term benefits: Other Board and Committee fees $000	Post employment benefits: Superannuation $000	Post employment benefits: Retirement benefits $000	Other long term employment benefits $000	Termination benefits $000	Share based payment: IAG Board fees received as IAG shares $000	Total $000
Mr JA Strong(i)	192	160	47	–	–	–	168	567
Ms YA Allen	98	15	12	–	–	–	22	147
Mr JF Astbury	98	45	15	–	–	–	22	180
Mr GA Cousins	98	15	12	–	–	–	22	147
Mr ND Hamilton	20	15	12	–	–	–	100	147
Mr RA Ross	64	45	15	–	–	–	56	180
Mr B Schwartz	87	15	12	–	–	–	33	147
Total remuneration	657	310	125	–	–	–	423	1,515

Note:
(i) Board fees for Mr Strong included $160,000 for his service as Chairman of the Board of IMA.

7. RETIREMENT BENEFITS

IAG decided to freeze the operation of the Non-executive Director retirement benefit scheme adopted by IAG in 2001 with effect from 1 September 2003.

The terms of the retirement benefits scheme provided for:

(a) any Non-executive Director of IAG who had completed five years' continuous service with IAG (including service with any subsidiaries) at the date of retirement, a retirement benefit equivalent to the last three years' Directors' fees, employer superannuation contributions, committee fees and fees for extra services received from IAG and its subsidiaries.

(b) a pro-rata retirement benefit for Non-executive Directors who have completed at least three years' service but less than five years' service at the date of their retirement, based on a specified formula; and

(c) no retirement benefit to be paid to a Non-executive Director who had served for a period of less than three years.

IAG determined that the frozen retirement benefits would be calculated as follows:

(a) Non-executive Directors joining the Board from 1 September 2003 would have no retirement benefit;

(b) for each Non-executive Director as at 31 August 2003 who had served a minimum of three years, the retirement benefit was assessed as if they had retired at 31 August 2003; and

(c) for a Non-executive Director with less than three years of service at 31 August 2003, a retirement benefit was assessed as if they had three years of service as at that date, and then reduced on a pro-rata basis based on their uncompleted period of service as a proportion of three years. The retirement benefit was not subsequently payable to such a Non-executive Director if they had less than three years of service as a Non-executive Director at the date of their retirement.

The following table sets out the frozen retirement benefits of the remaining Directors who held office on 31 August 2003 and who have continued in office since then:

Name	Retirement benefit $000
Mr JA Strong	295
Mr JF Astbury	184
Mr GA Cousins	169
Mr ND Hamilton	248
Mr RA Ross	232

On retirement, Directors may also be entitled to be paid a benefit from their company funded superannuation. Such a benefit would be in addition to the Director's frozen retirement benefit.

No amounts have been accrued in the accounts of the IAG Group for the frozen retirement benefits of the remaining Directors who held office on 31 August 2003 and who have continued in office since, as the Board has not exercised its discretion to pay these retirement benefits.

C. OTHER BENEFITS

Remuneration does not include premiums paid by IAG for an insurance contract covering current and former Directors' and executives' liabilities and legal expenses incurred in respect of the relevant office, as the insurance policies do not specify premiums paid in respect of individual Directors and executives and the terms of contract specifically prohibited the disclosure of the premium paid. Insurance products provided by the IAG Group are also available to all directors and executives on the same terms and conditions available to other employees.

D. EQUITY AND DEBT INSTRUMENT DISCLOSURE

1. HOLDING OF ORDINARY SHARES

The relevant interest of each of the key management personnel and their related parties in ordinary shares of IAG is disclosed as below:

2007	Shares held at 1 July Number	Shares granted as remuneration during the year Number	Shares received on exercise of PSRs Number	Shares received on exercise of PARs Number	Net movement of shares due to other changes[(2)] Number	Total shares held at 30 June Number	Shares held nominally at 30 June[(1)] Number
Mr JA Strong	259,465	34,232	–	–	1,230	294,927	282,352
Ms YA Allen	7,959	4,564	–	–	246	12,769	12,523
Mr JF Astbury	65,694	4,564	–	–	738	70,996	60,421
Mr PM Colebatch	–	10,251	–	–	–	10,251	10,251
Mr GA Cousins	176,211	4,564	–	–	–	180,775	30,775
Mr ND Hamilton	101,268	20,539	–	–	520	122,327	116,817
Mr RA Ross	165,406	11,410	–	–	492	177,308	74,505
Mr B Schwartz	10,689	6,846	–	–	246	17,781	17,535
Mr MJ Hawker	1,378,059	–	–	–	60,063	1,438,122	59,817
Mr JP Breheny	–	–	–	–	–	–	–
Mr AM Coleman	62,052	–	–	–	(59,508)	2,544	2,544
Mr NB Hawkins	24,332	–	–	–	246	24,578	–
Mr DA Issa	47,675	–	–	–	–	47,675	–
Ms JS Johnson	5,972	–	–	–	1,343	7,315	1,343
Ms CF McLoughlin	–	–	–	–	9,216	9,216	8,970
Ms SJ Mostyn	130,261	–	–	–	246	130,507	–
Mr MJ Pirone	79,063	–	–	–	–	79,063	11,432
Mr N Utley	–	–	–	–	–	–	–
Mr J van der Schalk	–	–	–	–	–	–	–
Mr G Venardos	110,780	–	–	–	25,891	136,671	48,795

Notes:

(1) Nominally held shares are included in the column headed total shares held at 30 June. Total shares are held by the key management personnel's related parties, inclusive of domestic partner, dependants and entities controlled, jointly controlled or significantly influenced by the key management personnel.

(2) Net movement of shares relates to acquisition and disposal transactions by the key management personnel and their related parties during the year. It includes any opening balances of shares held by key management personnel who were appointed during the year.

2006	Shares held at 1 July Number	Shares granted as remuneration during the year Number	Shares received on exercise of PSRs Number	Shares received on exercise of PARs Number	Net movement of shares due to other changes[2] Number	Total shares held at 30 June Number	Shares held nominally at 30 June[1] Number
Mr JA Strong	225,547	33,918	–	–	–	259,465	247,382
Ms YA Allen	3,437	4,522	–	–	–	7,959	7,959
Mr JF Astbury	51,772	4,522	–	–	9,400	65,694	55,611
Mr GA Cousins	171,689	4,522	–	–	–	176,211	26,211
Mr ND Hamilton	80,744	20,351	–	–	173	101,268	96,278
Mr RA Ross	154,100	11,306	–	–	–	165,406	62,849
Mr B Schwartz	3,906	6,783	–	–	–	10,689	10,689
Mr MJ Hawker	1,150,059	–	60,000	168,000	–	1,378,059	–
Mr JP Breheny	–	–	–	–	–	–	–
Mr AM Coleman	65,896	–	–	54,176	(58,020)	62,052	54,176
Mr NB Hawkins	–	–	–	–	24,332[3]	24,332	–
Mr DA Issa	–	–	–	47,675	–	47,675	–
Ms JS Johnson	–	–	–	5,972	–	5,972	–
Ms CF McLoughlin	–	–	–	–	–	–	–
Ms SJ Mostyn	16,083	–	68,670	45,508	–	130,261	–
Mr MJ Pirone	31,388	–	–	47,675	–	79,063	11,432
Mr J van der Schalk	–	–	–	–	–	–	–
Mr G Venardos	38,289	–	–	66,745	5,746	110,780	27,632
Executives who ceased employment during the previous year:							
Mr IF Brown	253,691	36,920	–	–	(2,530)	*	*
Mr RJ Jackson	7,351	–	–	–	–	*	*
Mr DRA Pearce	7,806	–	–	–	(6,738)	*	*
Mr DJP Smith	129,591	–	–	48,560	(54,511)	*	*

Notes:

(1) Nominally held shares are included in the column headed total shares held at 30 June. Total shares are held by the key management personnel's related parties, inclusive of domestic partner, dependants and entities controlled, jointly controlled or significantly influenced by the key management personnel.

(2) Net movement of shares relates to acquisition and disposal transactions by the key management personnel and their related parties during the year. It includes any opening balances of shares held by key management personnel who were appointed during the year.

(3) This balance represents the shares held by Mr Hawkins at the date of his appointment to the executive team.

* These key management personnel ceased employment during the financial year. Information on shares held has only been disclosed up to the date of their cessation.

(a) The relevant interest of each director and their related parties in ordinary shares of IAG in accordance with the Corporations Act 2001

	For section 205G of the Corporations Act 2001	
	Shares held directly at 30 June[1]	Shares held indirectly at 30 June[2]
Mr JA Strong	12,575	233,297
Ms YA Allen	246	12,523
Mr JF Astbury	10,575	60,421
Mr PM Colebatch	–	10,251
Mr GA Cousins	150,000	30,775
Mr ND Hamilton	5,510	116,817
Mr RA Ross	102,803	71,362
Mr B Schwartz	246	17,535
Mr MJ Hawker	1,378,305	59,817

Notes:

(1) This represents the relevant interest of each Director in ordinary shares issued by the Company, as notified by the Directors to the Australian Securities Exchange in accordance with section 205G of the Corporations Act 2001. Trading in IAG shares is covered by the restrictions which limit the ability of an IAG Director to trade in the shares of the IAG Group where they are in a position to be aware, or are aware, of price sensitive information.

(2) These shares are held by the Director's related parties, inclusive of entities controlled, jointly controlled or significantly influenced by the Directors.

2. HOLDING OF RESET PREFERENCE SHARES

No key management personnel had any interest in reset preference shares at any time during the financial year.

3. HOLDING OF RESET EXCHANGEABLE SECURITIES

Other than Mr Hawker who held 1,000 reset exchangeable securities ("RES") nominally at the beginning and the end of the financial year, there were no key management personnel who held a relevant interest in RES of IAG Finance (New Zealand) Limited (2006 – no movements).

ROUNDING OF AMOUNTS

Unless otherwise stated, amounts in the financial report and Directors' report have been rounded to the nearest million dollars. The Company is of a kind referred to in the class order 98/100 dated 10 July 1998 issued by the Australian Securities & Investments Commission. All rounding has been conducted in accordance with that class order.

Signed at Sydney this 24th day of August 2007 in accordance with a resolution of the Directors:

James Strong
Director

Michael Hawker
Director

LEAD AUDITOR'S INDEPENDENCE DECLARATION

UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

To: the directors of Insurance Australia Group Limited

I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 30 June 2007 there have been:

(a) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

(b) no contraventions of any applicable code of professional conduct in relation to the audit.

KPMG

Brian Greig
Partner

Sydney
24 August 2007

INCOME STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2007

	Notes	PARENT 2007 $m	PARENT 2006 $m	CONSOLIDATED 2007 $m	CONSOLIDATED 2006 $m
Premium revenue		–	–	**7,207**	6,537
Outwards reinsurance premium expense		–	–	**(464)**	(405)
Net premium revenue(i)		–	–	**6,743**	6,132
Claims expense		–	–	**(5,345)**	(4,466)
Reinsurance and other recoveries revenue		–	–	**871**	566
Net claims expense(ii)		–	–	**(4,474)**	(3,900)
Acquisition costs		–	–	**(1,223)**	(1,081)
Other underwriting expenses		–	–	**(421)**	(395)
Fire services levy		–	–	**(218)**	(223)
Underwriting expenses(iii)		–	–	**(1,862)**	(1,699)
Underwriting profit(i) + (ii) + (iii)		–	–	**407**	533
Investment income on assets backing insurance liabilities		–	–	**381**	329
Investment expenses on assets backing insurance liabilities		–	–	**(21)**	(19)
Insurance profit		–	–	**767**	843
Investment income on equity holders' funds		**426**	746	**343**	576
Fee income and other income		–	3	**463**	218
Share of net profit of associates		–	–	**5**	2
Finance costs		**(77)**	(57)	**(119)**	(86)
Corporate, administration and other expenses		–	–	**(532)**	(298)
Net income attributable to minority interest in unitholders' funds		–	–	**(19)**	(20)
Profit/(loss) before income tax		**349**	692	**908**	1,235
Income tax (expense)/credit		**4**	10	**(279)**	(373)
Profit/(loss) for the year		**353**	702	**629**	862
Profit/(loss) for the year attributable to:					
Equity holders of the Parent		**353**	702	**552**	759
Minority interests		–	–	**77**	103
Profit/(loss) for the year		**353**	702	**629**	862

		CONSOLIDATED 2007 cents	CONSOLIDATED 2006 cents
Basic earnings per ordinary share		**32.79**	47.66
Diluted earnings per ordinary share		**32.59**	47.38

The above income statements should be read in conjunction with the notes to the financial statements.

BALANCE SHEETS

As at 30 June 2007

		PARENT		CONSOLIDATED	
		2007	2006	**2007**	2006
	Notes	**$m**	$m	**$m**	$m
ASSETS					
Cash and cash equivalents		**-**	1	**1,163**	718
Investments		**-**	-	**10,884**	9,929
Premium receivable		**-**	-	**2,045**	1,652
Inventories		**-**	-	**1**	-
Trade and other receivables		**-**	1	**1,206**	764
Receivables from related bodies corporate		**155**	160	**1**	4
Current tax assets		**-**	-	**19**	1
Defined benefit superannuation asset		**-**	-	**62**	-
Loans to related bodies corporate		**667**	-	**-**	-
Reinsurance and other recoveries receivable on outstanding claims		**-**	-	**1,346**	908
Prepayments		**-**	-	**62**	25
Deferred levies and charges		**-**	-	**123**	126
Deferred outwards reinsurance expense		**-**	-	**224**	221
Deferred acquisition costs		**-**	-	**789**	591
Deferred tax assets		**6**	1	**276**	159
Property, plant and equipment		**-**	-	**297**	257
Investment in joint ventures and associates		**-**	-	**75**	74
Intangible assets		**-**	-	**815**	57
Investment in subsidiaries		**5,578**	4,795	**-**	-
Goodwill		**-**	-	**2,222**	1,486
TOTAL ASSETS		**6,406**	4,958	**21,610**	16,972
LIABILITIES					
Trade and other payables		**20**	2	**1,120**	743
Reinsurance premiums payable		**-**	-	**160**	166
Payables to related bodies corporate		**109**	84	**1**	-
Restructuring provision		**-**	-	**4**	10
Current tax liabilities		**28**	63	**55**	83
Loans from related bodies corporate		**211**	313	**-**	-
Unexpired risk liability		**-**	-	**-**	11
Unearned premium liability		**-**	-	**4,213**	3,503
Minority interest in unitholders' funds		**-**	-	**326**	305
Lease provision		**-**	-	**22**	21
Employee benefits provision		**-**	-	**242**	207
Deferred tax liabilities		**-**	-	**56**	40
Outstanding claims liability		**-**	-	**8,562**	6,916
Interest bearing liabilities		**1,130**	547	**2,017**	1,296
TOTAL LIABILITIES		**1,498**	1,009	**16,778**	13,301
NET ASSETS		**4,908**	3,949	**4,832**	3,671
EQUITY					
Share capital		**4,361**	3,263	**4,361**	3,263
Treasury shares held in trust		**-**	-	**(69)**	(40)
Reserves		**-**	-	**(4)**	(6)
Retained earnings		**547**	686	**372**	274
Parent interest		**4,908**	3,949	**4,660**	3,491
Minority interest		**-**	-	**172**	180
TOTAL EQUITY		**4,908**	3,949	**4,832**	3,671

The above balance sheets should be read in conjunction with the notes to the financial statements.

STATEMENTS OF RECOGNISED INCOME AND EXPENSE

FOR THE YEAR ENDED 30 JUNE 2007

	PARENT		CONSOLIDATED	
	2007 **$m**	2006 $m	**2007** **$m**	2006 $m
Income and expenses recognised directly in equity during the year, net of tax				
Actuarial gains and (losses) on defined benefit superannuation plans	**–**	–	**39**	21
Net movement in foreign currency translation reserve	**–**	–	**(19)**	(9)
Net movement in hedging reserve	**–**	–	**7**	(5)
Vesting of share based remuneration	**–**	–	**–**	(1)
Total net income and (expenses) recognised directly in equity	**–**	–	**27**	6
Profit for the year	**353**	702	**629**	862
Total recognised income and (expenses) for the year	**353**	702	**656**	868
Total recognised income and (expenses) for the year attributable to:				
Equity holders of the Parent	**353**	702	**578**	765
Minority interests	**–**	–	**78**	103
Total recognised income and (expenses) for the year	**353**	702	**656**	868

Other movements in equity arising from transactions with equity holders acting in their capacity as equity holders are set out in note 22.

The above statements of recognised income and expense should be read in conjunction with the notes to the financial statements.

CASH FLOW STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2007

		PARENT		CONSOLIDATED	
	Notes	**2007 $m**	2006 $m	**2007 $m**	2006 $m
Cash flows from operating activities					
Premium received		**-**	-	**7,149**	6,530
Reinsurance and other recoveries received		**-**	-	**577**	589
Claims costs paid		**-**	-	**(5,037)**	(4,423)
Outwards reinsurance premium expense paid		**-**	-	**(486)**	(434)
Dividends received		**396**	745	**65**	85
Interest and trust distributions received		**5**	-	**467**	415
Finance costs paid		**(84)**	(29)	**(124)**	(82)
Income taxes refunded		**-**	-	**12**	8
Income taxes paid		**(228)**	(300)	**(403)**	(497)
Other operating receipts		**273**	280	**1,198**	1,051
Other operating payments		**-**	-	**(3,017)**	(2,855)
Net cash flows from operating activities	[illegible]	**362**	696	**401**	387
Cash flows from investing activities					
Net cash flows on acquisition of subsidiaries	[illegible]	**-**	-	**(446)**	(92)
Dividend received from pre-acquisition profits of subsidiary		**-**	412	**-**	-
Proceeds from disposal of investments and property, plant and equipment		**-**	-	**21,961**	19,503
Outlays for investments and property, plant and equipment		**(783)**	(590)	**(21,659)**	(18,591)
Repayment of premium funding loans		**-**	-	**398**	448
Advances of premium funding loans		**-**	-	**(378)**	(446)
Net cash flows from investing activities		**(783)**	(178)	**(124)**	822
Cash flows from financing activities					
Outlays for purchase of treasury shares		**-**	-	**(30)**	(19)
Proceeds from issue of trust units		**-**	-	**1,118**	1,152
Outlays for redemption of trust units		**-**	-	**(1,131)**	(1,288)
Proceeds from borrowings		**827**	129	**969**	-
Repayment of borrowings		**(1,008)**	-	**(1,271)**	(46)
Dividends paid to IAG equity holders*		**(492)**	(647)	**(492)**	(647)
Dividends paid to minority interests		**-**	-	**(87)**	(89)
Proceeds from issue of shares		**1,112**	-	**1,112**	-
Share issue costs paid		**(19)**	-	**(19)**	-
Dividends received on treasury shares		**-**	-	**4**	-
Net cash flows from financing activities		**420**	(518)	**173**	(937)
Net movement in cash held		**(1)**	-	**450**	272
Effects of exchange rate changes on balances of cash held in foreign currencies		**-**	-	**(5)**	(10)
Cash and cash equivalents at the beginning of financial year		**1**	1	**718**	456
Cash and cash equivalents at the end of financial year	[illegible]	**-**	1	**1,163**	718

* Includes dividends settled with shares under the Dividend Reinvestment Plan (refer to note 9) and the fully underwritten 2007 interim dividend (refer to note 22).

The above cash flow statements should be read in conjunction with the notes to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2007

INDEX

For ease of reference we provide here an index of the notes to the financial statements showing those relevant to the financial statements of the Consolidated entity and those relevant to the financial statements of the Parent.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Insurance Australia Group Limited ("Company", "Parent" and "IAG") is a publicly listed company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is Level 26, 388 George Street, Sydney, NSW 2000. This financial report is for the year ended 30 June 2007 and includes separate financial statements for IAG as an individual entity and consolidated financial statements for the Company and its subsidiaries (referred to as "Consolidated entity" and "IAG Group").

This general purpose financial report was authorised by the Board of Directors for issue on 24 August 2007.

(a) Statement of compliance

This general purpose financial report for the year ended 30 June 2007 has been prepared in accordance with the Corporations Act 2001, Australian Accounting Standards ("AASBs") (including Australian Interpretations) adopted by the Australian Accounting Standards Board, other authoritative pronouncements of the Australian Accounting Standards Board and the Australian Securities Exchange Listing Rules.

International Financial Reporting Standards ("IFRS") refer to the overall framework of standards and pronouncements approved by the International Accounting Standards Board. IFRS forms the basis of AASBs. This financial report of the Parent and the Consolidated entity comply with IFRS.

The current IFRS standard for insurance contracts does not include a comprehensive set of recognition and measurement criteria. The IASB continues to work on a project to issue a standard that does include such criteria. Until the issuance of that standard, the financial reports of insurers in different countries that comply with IFRS may not be comparable in terms of the recognition and measurement of insurance contracts.

(b) Basis of preparation of the financial report

The significant accounting policies adopted in the preparation of this financial report are set out below. The accounting policies adopted in the preparation of this financial report have been applied consistently by all entities in the Consolidated entity and are the same as those of the previous year unless otherwise noted. The financial statements have been prepared on the basis of historical cost principles, as modified by certain exceptions noted in the financial report, with the principal exceptions for the Consolidated entity being the measurement of all investments and derivatives at fair value and the measurement of the outstanding claims liability and related reinsurance and other recoveries at present value.

The presentation currency used for the preparation of this financial report is Australian dollars.

The balance sheet is prepared using the liquidity format in which the assets and liabilities are presented broadly in order of liquidity. The assets and liabilities comprise both current amounts (expected to be recovered or settled within 12 months after the reporting date) and non-current amounts (expected to be recovered or settled more than 12 months after the reporting date). For those assets and liabilities that comprise both current and non-current amounts, information regarding the amount of the item that is expected to be outstanding longer than 12 months is included within the relevant note to the financial statements.

(i) Australian accounting standards issued but not yet effective

As at the date of this financial report, there are a number of new and revised accounting standards published by the Australian Accounting Standards Board for which the mandatory application dates fall after the end of this current reporting period. Of these, the following standard has been early adopted:

- AASB 2007-4 *Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments*. The standard makes a number of amendments to a number of other accounting standards. In all, 34 different standards are affected to some degree. The early adoption of this standard has changed the measurement of the defined pension and superannuation benefits and allowed minor disclosure changes.

The standards that have not been early adopted and that are relevant to current operations are:

- AASB 7 *Financial Instruments: Disclosures* mandatorily applicable for the first time to the 30 June 2008 financial report. This standard was issued in conjunction with AASB 2005-10 which makes a number of consequential amendments to other standards arising from the issue of AASB 7. The changes will impact only on annual financial report disclosures.
- AASB 8 *Operating Segments* mandatorily applicable for the first time to the 30 June 2010 financial report. The revised standard will have no financial impact but will impact on financial report disclosures. A single set of operating segments will replace the business and geographical segments currently disclosed.

(ii) Changes in accounting policies

There have been no changes in accounting policies which have a material financial impact during the current financial year reporting period.

(iii) Reclassifications of comparatives

Certain items have been reclassified from the Consolidated entity's prior year's financial reports to conform to the current period's presentation.

(iv) Rounding

Amounts in this financial report have been rounded to the nearest million dollars, unless otherwise stated. The Company is the kind of company referred to in the class order 98/100 dated 10 July 1998 issued by the Australian Securities & Investments Commission. All rounding has been conducted in accordance with that class order.

(c) Principles of consolidation

(i) Subsidiaries

Consolidation is the incorporation of the assets and liabilities of the Parent and all subsidiaries as at the reporting date and the results of the Parent and all subsidiaries for the period then ended as if they had operated as a single entity. The balances and effects of intragroup transactions are eliminated from the consolidation. Subsidiaries are those entities controlled by the Parent. Control exists when one company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Control is presumed to exist when more than half of the voting power of an entity is owned either directly or indirectly. In assessing control, potential voting rights that are exercisable or convertible are taken into account. Where an entity either began or ceased to be controlled during the financial year, the results are included only from the date control commenced or up to the date control ceased.

The financial statements of all subsidiaries are prepared for consolidation for the same reporting period as the Parent, using consistent accounting policies. The financial statements of entities operating outside Australia that maintain accounting records in accordance with overseas accounting principles are adjusted where necessary to comply with the significant accounting policies of the Consolidated entity.

Where a subsidiary is less than wholly owned, the equity interests held by external parties are presented separately as minority interests on the consolidated balance sheet, except where the subsidiary is a trust or similar entity for which the core equity is presented as a liability (this is the case with the IAG Asset Management Wholesale Trusts that are subsidiaries, refer note 25) in which case the third party interest is presented separately on the consolidated balance sheet as a liability.

(ii) Associates

Associates, those entities over which significant influence is exercised and which are not intended for sale in the near future, are accounted for using equity accounting principles. Significant influence is presumed to exist where between 20% and 50% of the voting rights of an entity are held, but can also arise where less than 20% is held through active involvement and influencing policy decisions affecting the entity. The investment in associates is initially recognised at cost (fair value of consideration provided plus directly attributable costs) and is subsequently adjusted for the post-acquisition change in the investor's share of net assets of the investee (generally referred to as the equity method). The investor's share of the profit or loss of the investee is included in the profit or loss of the Consolidated entity and disclosed as a separate line in the income statement. Distributions received reduce the carrying amount of the investment and are not included as dividend revenue of the Consolidated entity. Movements in the total equity of the investee that are not recognised in the profit or loss of the investee are recognised directly in equity of the Consolidated entity and disclosed in the statement of recognised income and expense. The investments are reviewed annually for impairment.

Where an entity either began or ceased to be an associate during the financial year, the investment is equity accounted from the date significant influence commenced, up to the date significant influence ceased.

The financial statements of associates are adjusted where necessary to comply with the significant accounting policies of the Consolidated entity.

When the investor's share of losses exceeds its interest in the investee, the carrying amount of the investment is reduced to nil and recognition of further losses is discontinued except to the extent that the investor has incurred obligations or made payments on behalf of the investee.

Significant accounting policies related to general insurance contracts

All of the general insurance products and reinsurance products on offer, or utilised, meet the definition of an insurance contract (a contract under which one party, the insurer, accepts significant insurance risk from another party, the policyholder, by agreeing to compensate the policyholder if a specified uncertain future event, the insured event, adversely affects the policyholder) and none of the contracts contain embedded derivatives or are required to be unbundled. Insurance contracts that meet the definition of a financial guarantee contract are accounted for as insurance contracts. This means that all of the general insurance products are accounted for in the same manner.

(d) Premium revenue

Premium revenue comprises amounts charged to policyholders (direct premium) or other insurers (inwards reinsurance premium) for insurance contracts. Premium includes fire service levies, but excludes stamp duties and taxes collected on behalf of third parties, including the goods and services tax. Premium is recognised as earned from the date of attachment of risk (generally the date a contract is agreed to) over the period of the related insurance contracts in accordance with the pattern of the incidence of risk expected under the contracts. The pattern of the risks underwritten is generally matched by the passing of time. Premium for unclosed business (business written close to reporting date where attachment of risk is prior to reporting date and there is insufficient information to accurately identify the business) is brought to account based on previous years' experience with due allowance for any changes in the pattern of new business and renewals. The unearned portion of premium is recognised as an unearned premium liability on the balance sheet.

Premium receivable is recognised at the amount due and is normally settled between 30 days and 12 months. The recoverability of premium receivable is assessed and provision is made for impairment based on objective evidence and having regard to past default experience. Premium receivable is presented on the balance sheet net of any provision for impairment.

(e) Outwards reinsurance

Premium ceded to reinsurers is recognised as an expense in accordance with the pattern of reinsurance service received. Accordingly, a portion of outwards reinsurance premium expense is treated as a prepayment and presented as deferred outwards reinsurance expense on the balance sheet at the reporting date.

(f) Claims

The outstanding claims liability is measured as the central estimate of the present value of expected future payments relating to claims incurred at the reporting date with an additional risk margin to allow for the inherent uncertainty in the central estimate. The liability is measured based on the advice of/valuations performed by, or under the direction of, the Approved Actuary. The expected future payments include those in relation to claims reported but not yet paid or not yet paid in full, claims incurred but not enough reported ("IBNER"), claims incurred but not reported ("IBNR") and the anticipated direct and indirect claims handling costs. The liability is discounted to present value using a risk free rate.

Claims expense represents claim payments adjusted for the movement in the outstanding claims liability.

The estimation of the outstanding claims liability involves a number of key assumptions and is the most critical accounting estimate. All reasonable steps are taken to ensure that the information used regarding claims exposures is appropriate. However, given the uncertainty in establishing the liability, it is likely that the final outcome will be different from the original liability established. Changes in claims estimates are recognised in profit or loss in the year in which the estimates are changed.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g) Reinsurance and other recoveries

Reinsurance and other recoveries received or receivable on paid claims and on outstanding claims liabilities (notified and not yet notified) are recognised as income. Recoveries receivable on paid claims are presented as part of trade and other receivables net of any provision for impairment based on objective evidence for individual receivables. All recoveries receivable on outstanding claims liabilities are measured as the present value of the expected future receipts calculated on the same basis as the outstanding claims liability. Reinsurance does not relieve the originating insurer of its liabilities to policyholders and is presented separately on the balance sheet.

(h) Acquisition costs

Costs associated with obtaining and recording general insurance contracts are referred to as acquisition costs. These costs include advertising expenses, commissions or brokerage paid to agents or brokers, premium collection costs, risk assessment costs and other administrative costs. Profit commission received from third party names relating to providing managing agency services to Lloyd's syndicates is also included in acquisition costs. Such costs are capitalised where they relate to the acquisition of new business or the renewal of existing business, are presented as deferred acquisition costs, and are amortised on the same basis as the earning pattern of the premium over the period of the related insurance contracts. The balance of the deferred acquisition costs at the reporting date represents the capitalised acquisition costs relating to unearned premium.

(i) Liability adequacy test

The liability adequacy test is an assessment of the carrying amount of the unearned premium liability and is conducted at each reporting date. If current estimates of the present value of the expected future cash flows relating to future claims arising from the rights and obligations under current general insurance contracts, plus an additional risk margin to reflect the inherent uncertainty in the central estimate, exceed the unearned premium liability (net of reinsurance) less related deferred acquisition costs, then the unearned premium liability is deemed to be deficient. The test is performed at the level of a portfolio of contracts that are subject to broadly similar risks and that are managed together as a single portfolio. Any deficiency arising from the test is recognised in profit or loss with the corresponding impact on the balance sheet recognised first through the write down of any related deferred acquisition costs, with any remaining balance being recognised on the balance sheet as an unexpired risk liability.

(j) Levies and charges

Levies and charges, for which the amount paid does not depend on the amounts collected, as is the case with fire service levies in Australia, are expensed on the same basis as the recognition of premium revenue. The portion relating to unearned premium is treated as a prepayment and presented as deferred levies and charges on the balance sheet. A liability for levies and charges payable is recognised on business written to the reporting date. Other levies and charges that are simply collected on behalf of third parties are not recognised as income or expense in profit or loss.

Significant accounting policies applicable to other activities

(k) Fee and other income

Fee based revenue is brought to account on an accruals basis being recognised as revenue on a straight line basis in accordance with the passage of time as the services are provided. Other income is recognised on an accruals basis.

(l) Leases

The majority of leases entered into are operating leases, where the lessor retains substantially all the risks and benefits of ownership of the leased items. The majority of the lease arrangements are entered into as lessee for which the lease payments are recognised as an expense on a straight line basis over the term of the lease. Certain sub-lease arrangements are entered into as the lessor for which the lease payments are recognised as revenue on a straight line basis over the term of the lease.

Lease incentives relating to the agreement of a new or renewed operating lease are recognised as an integral part of the net consideration agreed for the use of the leased asset. Operating lease incentives received are initially recognised as a liability, are presented as trade and other payables, and are subsequently reduced through recognition in profit or loss as an integral part of the total lease expense (lease payments are allocated between rental expense and reduction of the liability) on a straight line basis over the period of the lease.

(m) Taxation

(i) Income tax

Income tax on the result for the year comprises current and deferred tax. Income tax is recognised in profit or loss except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates for each jurisdiction, and any adjustment to tax payable in respect of previous financial periods. Deferred tax expense is the change in deferred tax assets and liabilities between the reporting periods.

Deferred tax assets and liabilities are recognised using the balance sheet method for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes, except in the following circumstances when no deferred tax asset or liability is recognised:

- temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss;
- temporary differences between the carrying amount and tax bases of investments in subsidiaries where it is probable that the differences will not reverse in the foreseeable future; and
- temporary differences relating to the initial recognition of goodwill.

The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at reporting date. Deferred tax assets are recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

(ii) Tax consolidation

The Parent and its Australian resident wholly owned subsidiaries adopted the tax consolidation legislation with effect from 1 July 2002 and are therefore taxed as a single entity from that date. The Parent entity is the head entity within the tax consolidated group.

Current tax expense/income and deferred tax assets and liabilities arising from temporary differences of the members of the tax consolidated group are recognised in the separate financial statements of the members of the tax consolidated group using the "separate taxpayer within group" approach by reference to the carrying amounts in the separate financial statements of each entity and the tax values applying under tax consolidation.

Any current tax liabilities (or assets) and deferred tax assets arising from unused tax losses of the subsidiaries are assumed by the head entity in the tax consolidated group and are recognised as amounts receivable/(payable) from/(to) other entities in the tax consolidated group in conjunction with any tax funding arrangement amounts (refer below). Any difference between these amounts is recognised by IAG as an equity contribution or distribution.

IAG recognises deferred tax assets arising from unused tax losses of the tax consolidated group to the extent that it is probable that future taxable profits of the tax consolidated group will be available against which the asset can be utilised.

Nature of tax funding arrangements and tax sharing arrangements
The head entity, in conjunction with members of the tax consolidated group, has entered into a tax funding arrangement which sets out the funding obligations of members of the tax consolidated group with respect to tax amounts. The tax funding arrangements require payments to/from the head entity equal to the current tax liability/(asset) assumed by the head entity and any tax loss deferred tax assets (associated with tax losses of the wholly owned subsidiaries) assumed by the head entity. This results in the head entity recognising an intercompany receivable/(payable) equal in amount to the tax liability/(asset) assumed. The intercompany amount receivable/(payable) is at call.

Contributions to fund the current tax liabilities are payable as per the tax funding arrangement and reflect the timing of the head entity's obligation to make payments for tax liabilities to the relevant tax authorities.

The head entity, in conjunction with members of the tax consolidated group, has also entered into a tax sharing agreement. The tax sharing agreement provides for the determination of the allocation of income tax liabilities between the entities of the tax consolidated group should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement as payment of any amounts under the tax sharing agreement is considered remote.

(iii) Goods and services tax

Revenue, expenses and assets are recognised net of the amount of goods and services tax ("GST"), except where the amount of GST incurred is not recoverable from the Australian Taxation Office ("ATO"). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of expense.

Receivables and payables are stated inclusive of GST. The net amount of GST recoverable from, or payable to, the ATO is included as part of other receivables and payables on the balance sheet. Cash flows are included in the cash flow statement on a gross basis. The GST components of cash flows arising from investing and financing activities, which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(n) Investments

Investments comprise assets held to back insurance liabilities (also referred to as technical reserves) and assets that represent equity holders' funds. All investments are managed and performance evaluated on a fair value basis for both external and internal reporting purposes in accordance with a documented risk management strategy.

All investments are designated as fair value through profit or loss upon initial recognition. They are initially recorded at fair value (being the cost of acquisition excluding transaction costs) and are subsequently remeasured to fair value at each reporting date. Changes in the fair value from the previous reporting date (or cost of acquisition excluding transaction costs if acquired during the financial period) are recognised as realised or unrealised investment gains or losses in profit or loss. Purchases and sales of investments are recognised on a trade date basis, being the date on which a commitment is made to purchase or sell the asset. Transaction costs for purchases of investments are expensed as incurred and presented in the income statement as investment expenses on assets backing insurance liabilities and corporate, administration and other expenses for investments that represent equity holders' funds. Investments are derecognised when the rights to receive future cash flows from the assets have expired, or have been transferred, and substantially all the risks and rewards of ownership have transferred.

For securities listed in an active market, fair value is determined by reference to published bid price quotations. For unlisted securities, and for securities listed in a market that is not active, fair value is determined using valuation techniques based on current economic conditions and with reference to observable market data. For trust securities this generally means using the redemption price provided by the trustee. The most common valuation technique used for other unlisted investments is reference to the fair values of recent arm's length transactions involving the same instruments or other instruments that are substantially the same. An alternative valuation technique that is used for a small number of investments is discounted cash flow analysis.

Investment revenue, comprising dividends, trust distributions and interest, is brought to account on an accruals basis. Revenue on investment in equity securities and property trusts is deemed to accrue on the date the dividends/distributions are declared, which for listed equity securities is deemed to be the ex-dividend date. Dividend revenue from Australian equities is received net of any franking credits.

(o) Investment in subsidiaries

Investment in subsidiaries is initially recognised at cost (fair value of consideration provided plus directly attributable costs) and is subsequently carried in the Parent's financial statements at the lower of cost and recoverable amount. Costs incurred in investigating and evaluating an acquisition up to the point of formal commitment to an acquisition are expensed as incurred. Income from these investments, comprising dividends and trust distributions, is brought to account on an accruals basis. Dividend revenue is accrued on the date the dividends are declared.

(p) Investment in joint ventures and associates

Investment in joint ventures and associates is initially recognised at cost (fair value of consideration provided plus directly attributable costs) by the entity holding the ownership interest, including attributed goodwill, and is subsequently carried in the entity's financial statements at the lower of cost and recoverable amount.

(q) Derivatives

A variety of derivatives are used for the sole purpose of managing risk exposures. Derivatives are not held for speculative purposes.

Derivatives are initially recognised at fair value (generally the transaction price; the fair value of the consideration given or received) on the date a derivative contract is entered into and are subsequently remeasured to fair value at each reporting date. The fair value is determined by reference to current market quotes (current bid price for derivatives presented as assets and the current ask price for derivatives presented as liabilities) or generally accepted valuation principles. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q) Derivatives (continued)

Transaction costs for purchases of derivatives are expensed as incurred and presented in the income statement as investment expenses on assets backing insurance liabilities and corporate, administration and other expenses for assets representing equity holders' funds.

(i) Investment operations

All of the derivatives managed in conjunction with the investment operations are recognised on the balance sheet (presented together with the underlying investments) at fair value with movements in fair value being recognised as part of investment income in profit or loss. None of the derivatives are designated for hedge accounting. This matches the accounting for the derivatives with the accounting for the underlying investments.

(ii) Corporate treasury operations

Derivatives are used to hedge exposure to foreign currency and interest rate movements in relation to corporate treasury transactions, including borrowings. While there are a number of economic hedges in place, not all of these transactions have been selected for hedge accounting. Where hedge accounting is not applied the derivative and the hedged item are recognised and measured independently as if there was no hedging relationship with the derivative being recognised on the balance sheet at fair value with movements in fair value being recognised in profit or loss. The derivatives are classified as assets and presented as receivables when the fair value is positive, or as liabilities and presented as payables when the fair value is negative, except for cross currency swaps relating to borrowings, which are presented together with the borrowings.

The most commonly used derivative for which hedge accounting is not applied is forward foreign exchange contracts which are entered into to hedge foreign currency exposures recognised on the balance sheet. The forward foreign exchange contracts are recognised on the balance sheet at fair value being the net amounts receivable or payable under the contracts and the associated deferred gains or losses. When recognised, the net receivables or payables are translated using the foreign currency exchange rate current at reporting date.

(iii) Hedge accounting

Where derivatives are designated for hedge accounting, they are classified as either: (i) hedge of the change in fair value of recognised assets or liabilities or firm commitments ("fair value hedge"); (ii) hedge of the variability in highly probable future cash flows attributable to a recognised asset or liability, or a forecast transaction ("cash flow hedge"); or (iii) hedge of a net investment in a foreign operation ("net investment hedge"). Hedge accounting may be applied to derivatives designated as hedging instruments provided certain criteria are met. Certain transactions have been designated as either a cash flow hedge or a net investment hedge.

To qualify for hedge accounting, at the inception of the hedge and throughout its life, each hedge must be expected to be highly effective (prospective effectiveness). Actual effectiveness (retrospective effectiveness) in the range of 80% to 125% must also be demonstrated on an ongoing basis. At the inception of a hedging relationship, the relationship between the hedging instruments and hedged items is documented, as well as the risk management objective and strategy for undertaking the hedge.

Cash flow hedge – The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in reserves as part of equity. Any gain or loss relating to an ineffective portion is immediately recognised in profit or loss.

When the forecast transaction that is hedged results in the recognition of a financial asset or a financial liability, the associated gains and losses that had been deferred in equity are transferred into profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss. When the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the associated gains and losses that had been deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

More specifically, derivatives are used to hedge a forecast acquisition of a business only when the derivative is expected to reduce exposure to the risks being hedged, is designated prospectively so that it is clear when a forecast transaction has or has not occurred, and it is probable the forecast transaction will occur. Hedge accounting is applied where such hedges meet the hedge accounting requirements. Gains or losses on the derivative arising up to the date of the forecast transaction, together with any costs arising at the time of entering into the derivative, are deferred and included in the measurement of the transaction (typically cost of acquisition of a business). Any gains or losses on the derivative after the transaction date are recognised in profit or loss. If the transaction does not occur as anticipated, the costs are immediately expensed.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity until the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to profit or loss.

Net investment hedge – Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity while the gain or loss relating to the ineffective portion is immediately recognised in profit or loss. Gains and losses accumulated in the equity reserve are recognised in profit or loss upon the disposal of the foreign operation.

(iv) Embedded derivatives

Derivatives embedded in other financial instruments or other non-financial host contracts are treated separately when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value with movements recognised in profit or loss. Where an embedded derivative is required to be separated, it is measured at fair value.

Embedded derivatives are assessed for separation from their host contract when the entity first becomes a party to the contract and are not reassessed unless there is a significant change in the terms of the contract.

(r) Trade and other receivables

Trade and other receivables are stated at the amounts to be received in the future and are presented net of any provision for impairment. The amounts are discounted where the effect of the time value of money is material. The recoverability of debts is assessed on an ongoing basis and provision for impairment is made based on objective evidence and having regard to past default experience. The impairment charge is recognised in profit or loss. Debts which are known to be uncollectible are written off.

(s) Property, plant and equipment

Property, plant and equipment are initially recorded at cost which is the fair value of consideration provided plus incidental costs directly attributable to the acquisition (for land and buildings held as at 30 June 2004, the fair value at that date has been used as the deemed cost). The cost of plant and equipment that is located on certain leased premises is increased by the present value of the estimated future cost for dismantling and removing the items when the relevant alterations are made to the premises. All items of property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment charges. Items other than land are depreciated using the straight line method at rates based on the expected useful lives of the assets taking into account estimated residual values. Depreciation rates and residual values are reviewed annually and any changes are accounted for prospectively. The per annum depreciation rates used for each class of asset are as follows:

- buildings	2%–5%
- motor vehicles	12.5%–20%
- other plant and equipment	6.67%–40%

The carrying amount of each class of property, plant and equipment is reviewed each reporting date by determining whether there is an indication that the carrying value of a class may be impaired. If any such indication exists, the item is tested for impairment by comparing the recoverable amount of the asset or its cash generating unit to the carrying value. An impairment charge is recognised whenever the carrying value exceeds the recoverable amount. Impairment charges are recognised in profit or loss and may be reversed where there has been an indication that the loss may no longer exist and/or a change in the estimates used to determine the recoverable amount.

The net gain or loss on disposal of items of property, plant and equipment is recognised in profit or loss and is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal including transaction costs and other expenses associated with the disposal.

(t) Intangible assets

(i) Acquired intangible assets

Acquired intangible assets are initially recorded at their cost at the date of acquisition being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition. Intangible assets with finite useful lives are amortised on a straight line basis over the estimated useful lives of the assets being the period in which the related benefits are expected to be realised (shorter of legal duration and expected economic life). Amortisation rates and residual values are reviewed annually and any changes are accounted for prospectively. The per annum amortisation rates used for each class of asset are as follows:

- Lloyd's syndicate capacity	n/a
- brands	5%–20%
- distribution channels	8%–14%
- customer relationships	10%–17%
- other contractual arrangements	20%–33%

The carrying amount of intangible assets with finite useful lives is reviewed each reporting date by determining whether there is an indication that the carrying value may be impaired. If any such indication exists, the item is tested for impairment by comparing the recoverable amount of the asset or its cash generating unit to the carrying value. Where the recoverable amount is determined by the value in use, the projected net cash flows are discounted using a pre-tax discount rate. For assets with indefinite useful lives, the recoverability of the carrying value of the assets is reviewed for impairment at each reporting date, or more frequently if events or changes in circumstances indicate that it might be impaired. An impairment charge is recognised whenever the carrying value exceeds the recoverable amount. Impairment charges are recognised in profit or loss and may be reversed where there has been a change in the estimates used to determine the recoverable amount.

(ii) Software development expenditure

Software development expenditure that meets the criteria for recognition as an intangible asset is capitalised on the balance sheet and amortised over its expected useful life, subject to impairment testing. Costs incurred in researching and evaluating a project up to the point of formal commitment to a project are treated as research costs and are expensed as incurred. Only software development projects with total budgeted expenditure of more than $2 million are considered for capitalisation. Smaller projects and other costs are treated as maintenance costs, being an ongoing part of maintaining effective computer systems, and are expensed as incurred.

All such capitalised costs are deemed to have an expected useful life of three years unless it can be clearly demonstrated for a specific project that the net benefits are to be generated over a longer period. The capitalised costs are amortised on a straight line basis over the period following completion of a project or implementation of part of a project. The recoverability of the carrying amount of the asset is assessed in the same manner as for acquired intangible assets with finite useful lives.

(u) Goodwill

Business combinations are accounted for using the acquisition method. Business combinations occur when control is obtained over an entity or business. Goodwill represents the excess of the purchase consideration plus incidental costs over the fair value of the net identifiable assets and contingent liabilities acquired and is presented net of any impairment charges. If the cost of acquisition is less than the fair value of the net identifiable assets and contingent liabilities acquired, the difference is recognised immediately in profit. Goodwill arising on acquisitions prior to 1 July 2004 has been carried forward on the basis of its deemed cost being the net carrying amount as at that date. Where costs incidental to a business combination are incurred over a number of reporting periods prior to completion of the transaction, costs incurred before completion of the transaction becomes virtually certain are expensed and this treatment is not subsequently changed.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value at the date of exchange. The discount rate used is the incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Where the initial accounting for a business combination is determined only provisionally by the first reporting date after acquisition date, the business combination is accounted for using those provisional values. Any subsequent adjustments to those provisional values are recognised within 12 months of the acquisition date and are applied effective from the acquisition date.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u) Goodwill (continued)

Where a business combination is achieved in stages (commonly referred to as a step acquisition), each exchange transaction is treated separately, using the cost of the transaction and the fair value information at the date of each exchange transaction, to determine the amount of any goodwill associated with that transaction. Before qualifying as a business combination, a transaction may qualify as an investment in an associate (refer note 1(c)). With investments in joint ventures and associates, where control is not obtained, the goodwill is included in the carrying amount of the investment in the joint venture and associate, rather than being presented as a separate asset.

Goodwill is allocated to cash generating units (the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets) for the purpose of impairment testing, principally based on how goodwill is monitored by management. The recoverability of the carrying value of the goodwill allocated to each cash generating unit is tested for impairment at each reporting date, or more frequently if events or changes in circumstances indicate that it might be impaired, by determining the present value (using a pre-tax discount rate that reflects the current market assessments of the risks specific to the cash generating unit) of projected net cash flows based on the five year business plans approved by management. Net cash flows beyond the five year period are extrapolated based on growth rates relevant to the asset/business which are consistent with long term industry averages. Where the carrying value exceeds the recoverable amount, an impairment charge is recognised in profit or loss and cannot subsequently be reversed.

At the date of disposal of a business, attributed goodwill is included in the share of net assets used in the calculation of the gain or loss on disposal.

Acquisitions and disposals (where control is retained) of minority interests are treated as transactions between equity holders. Therefore, any difference between the acquisition cost of the minority interest and the carrying amount of the minority interest is recognised as an increase or decrease in equity.

(v) Trade and other payables

Trade and other payables are carried at cost, which is the fair value of the consideration to be paid in the future for goods and services received. The amounts are discounted where the effect of the time value of money is material.

(w) Restructuring provision

A restructuring provision is recognised for the expected costs associated with restructuring where there is a detailed formal plan for restructure and a demonstrated commitment to that plan. The provision is based on the direct expenditure to be incurred which is both directly and necessarily caused by the restructuring, including termination benefits, decommissioning of information technology systems and exiting surplus premises, and does not include costs associated with ongoing activities. The adequacy of the provision is reviewed regularly and adjusted if required. Revisions in the estimated amount of a restructuring provision are reported in the period in which the revision in the estimate occurs. The provision is discounted using a pre-tax discount rate where the effect of the time value of money is material. Where discounting is applied, the increase in the provision due to the passage of time is recognised as a finance cost.

(x) Lease provision

Certain of the operating leases for property require that the land and/or building be returned to the lessor in its original condition, however, the related operating lease payments do not include an element for the cost this will involve. The present value of the estimated future cost for the plant and equipment to be removed and the premises to be returned to the lessor in its original condition are recognised as a lease provision when the relevant alterations are made to the premises. The costs are capitalised as part of the cost of plant and equipment and then depreciated over the useful lives of the assets (refer note 1(s)).

(y) Onerous contracts provision

A provision is recognised for onerous contracts when the expected benefits to be derived from a contract are lower than the unavoidable cost of meeting the obligations under the contract.

(z) Employee benefits

(i) Wages and salaries, annual leave and sick leave

Liabilities for wages and salaries (including bonuses), annual leave and sick leave are recognised at the nominal amounts unpaid at the reporting date using remuneration rates that are expected to be paid when these liabilities are settled, including on costs. A liability for sick leave is considered to exist only when it is probable that sick leave taken in the future will be greater than entitlements that will accrue in the future.

(ii) Long service leave

A liability for long service leave is recognised as the present value of estimated future cash outflows to be made in respect of services provided by employees up to the reporting date. The estimated future cash outflows are discounted using interest rates on national government guaranteed securities which have terms to maturity that match, as closely as possible, the estimated future cash outflows. Factors which affect the estimated future cash outflows, such as expected future salary increases, experience of employee departures and period of service, are incorporated in the measurement.

(iii) Share based incentive arrangements

Share based remuneration is provided in different forms to eligible employees and IAG directors. All of the arrangements are equity settled share based payments. The fair value at grant date (the date at which the employer and the employee have a shared understanding of the terms and conditions of the arrangement) is determined for each equity settled share based payment using a valuation model which excludes the impact of any non-market vesting conditions. This fair value does not change over the life of the instrument. At each reporting date during the vesting period (the period during which related employment services are provided), and upon the final vesting or expiry of the equity instruments, the total accumulated expense is revised based on the fair value at grant date and the latest estimate of the number of equity instruments that are expected to vest based on non-market vesting conditions only (vesting conditions other than employee turnover are excluded), and taking into account the expired portion of the vesting period. Changes in the total accumulated expense from the previous reporting date are recognised in profit or loss with a corresponding movement in an equity reserve. Upon exercise of the relevant instruments, the balance of the share based remuneration reserve relating to those instruments is transferred within equity.

The different treatment of market and non-market vesting conditions means that if an equity instrument does not vest because a participant ceases relevant employment then the accumulated expense charged in relation to that participant is reversed, but if an equity instrument does not vest only because a market condition is not met, the expense is not reversed (this is relevant only to the performance award rights plan).

To satisfy obligations under the various share based remuneration plans, shares are generally bought on market at or near grant date of the relevant arrangement and held in trust. The cost of acquiring the shares is recognised on the balance sheet as a prepayment. Shares held in trust that are controlled for accounting purposes are treated as treasury shares held in trust (refer note 1(af)).

(iv) Superannuation

Contributions are made to various superannuation plans, both defined contribution and defined benefit superannuation plans, in accordance with their governing rules and, for defined benefit superannuation plans, recommendations from their respective actuaries, which are designed to ensure that each plan's funding provides sufficient assets to meet its liabilities over the longer term.

For defined contribution superannuation plans, obligations for contributions are recognised in profit or loss as they become payable. For defined benefit superannuation plans, the net financial position of the plans is recognised on the balance sheet and the movement in the net financial position is recognised in profit or loss, except for actuarial gains and losses (experience adjustments and changes in actuarial assumptions), which are recognised directly in retained earnings.

(aa) Interest bearing liabilities and finance costs

Interest bearing liabilities are initially recognised at fair value less transaction costs that are directly attributable to the transaction. After initial recognition the liabilities are carried at amortised cost using the effective interest method.

Finance costs include interest, which is accrued at the contracted rate and included in payables, amortisation of transaction costs which are capitalised, presented together with the borrowings, and amortised over the life of the borrowings or a shorter period if appropriate, and amortisation of discounts or premiums (the difference between the original proceeds, net of transaction costs, and the settlement or redemption value of borrowings) over the term of the liabilities. Where interest payments are subject to hedge accounting, they are recognised as finance costs net of any effect of the hedge.

(ab) Foreign currency

(i) Functional and presentation currency

Items included in the financial records of each of the entities within the Consolidated entity are measured using the currency of the primary economic environment in which the entity operates (the functional currency). For nearly all entities, this is the local currency of the country in which it operates. The financial statements are presented in Australian dollars, which is the functional and presentation currency of the Parent and the presentation currency of the Consolidated entity.

(ii) Translation of foreign currency transactions

Foreign currency transactions are translated into the functional currency for each of the entities within the Consolidated entity using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at reporting date are translated to Australian dollars using reporting date exchange rates. Resulting exchange differences are recognised in profit or loss except for those relating to foreign operations and hedging transactions as per (iii) and (iv) below.

(iii) Translation of the financial results of foreign operations

The financial position and performance of foreign operations with a functional currency other than Australian dollars are translated into the presentation currency for inclusion in the consolidated financial statements. The assets and liabilities are translated using reporting date exchange rates while equity items are translated using historical rates. Items from the income statement are translated using weighted average rates for the reporting period. Exchange differences arising from the translations are recorded directly in equity in the foreign currency translation reserve. Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated using reporting date exchange rates.

On the disposal of a foreign operation, the cumulative amount of the exchange differences deferred in the foreign currency translation reserve relating to that foreign operation is recognised in profit or loss.

(iv) Hedge transactions

Derivatives are used to hedge the foreign exchange risk relating to certain transactions. Refer to note 1(q)(iii) for details of the relevant accounting policies.

(ac) Provision for dividends

Provision for dividends is made in respect of ordinary shares where the dividends are declared on or before the reporting date but have not yet been distributed at that date.

(ad) Earnings per share

(i) Basic earnings per share

Basic earnings per share is determined by dividing the profit or loss attributable to equity holders of the Parent by the weighted average number of shares of the Parent on issue during the reporting period, net of treasury shares held in trust.

(ii) Diluted earnings per share

Diluted earnings per share is determined by dividing the profit or loss attributable to equity holders of the Parent used in the calculation of basic earnings per share, adjusted for relevant costs associated with dilutive potential ordinary shares, by the weighted average number of ordinary shares and dilutive potential ordinary shares.

(ae) Share capital

Shares are classified as equity when there is no obligation to transfer cash or other assets to the holder. Transaction costs directly attributable to the issue of equity instruments are shown in equity as a deduction from the proceeds, net of tax.

(af) Treasury shares held in trust

Ordinary shares of IAG that are controlled for accounting purposes by share based remuneration trusts that are subsidiaries of the Consolidated entity, are presented on the balance sheet as treasury shares held in trust. The shares are measured at cost (total amount paid to acquire the shares including directly attributable costs), and are presented as a deduction from equity until they are otherwise dealt with. No gain or loss is recognised in profit or loss on the sale, cancellation or reissue of the shares. The shares are derecognised as treasury shares held in trust when the shares vest or are released to the participant.

(ag) Reset exchangeable securities

Reset exchangeable securities ("RES") were initially measured at fair value (which was equivalent to the face value) less transaction costs incurred in issuing the securities. On the balance sheet, the RES liability is offset against the investments purchased ("Portfolio") from the proceeds of the RES, as there is a legal right of set off and it is the intention that the Portfolio and the RES liability would be settled simultaneously. Transaction costs are capitalised, presented together with interest bearing liabilities, and are amortised using the effective interest method over five years from the date of issue. Interest expense on the RES is brought to account on an accruals basis and payable quarterly subject to the terms of issue. The interest expense on the RES is offset against the interest income generated from the Portfolio in the income statement.

NOTE 2: CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

In the process of applying the significant accounting policies, certain critical accounting estimates and assumptions are used, and certain judgements are made.

The estimates and related assumptions are based on experience and other factors that are considered to be reasonable, the results of which form the basis for judgements about the carrying values of assets and liabilities. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised, and the future periods if relevant.

The areas where the estimates and assumptions involve a high degree of judgment or complexity and are considered significant to the financial statements, listed together with reference to the notes to the financial statements where more information is provided, are:

- insurance contracts related:
  - claims, refer note 11;
  - reinsurance and other recoveries on outstanding claims, refer note 12; and
  - liability adequacy test, refer note 14(b).

There are other amounts relating to insurance contracts that are based on allocation methodologies supported by assumptions (eg deferred acquisition costs; which costs in the shared services model (refer note 4) are related to the acquisition of general insurance contracts and so eligible for deferral). The estimates relate to past events, do not incorporate forward looking considerations, and do not change from year to year.

- other:
  - intangible assets and goodwill impairment testing, refer notes 18 and 19;
  - acquired intangible assets initial measurement and determination of useful life, refer notes 18 and 24;
  - provisional accounting of business combinations, refer note 24;
  - share based remuneration, refer note 28; and
  - defined benefit superannuation arrangements, refer note 29.

The accounting judgements made during the year that did not involve estimations, including determination of the existence of control when entities are not wholly owned, the recognition of the identifiable intangible assets acquired in a business combination, and the probability of recovering carry forward tax losses, are considered to have had no significant impact on the amounts recognised in the financial report (2006 – none).

	PARENT		CONSOLIDATED	
	2007 $m	2006 $m	**2007 $m**	2006 $m
NOTE 3: ANALYSIS OF INCOME				
(a) General insurance revenue				
Gross written premium	–	–	**7,381**	6,435
Movement in unearned premium liability	–	–	**(174)**	102
Premium revenue	–	–	**7,207**	6,537
Direct premium revenue	–	–	**7,192**	6,536
Inwards reinsurance premium revenue	–	–	**15**	1
Premium revenue	–	–	**7,207**	6,537
Reinsurance and other recoveries revenue	–	–	**871**	566
Total general insurance revenue	–	–	**8,078**	7,103
(b) Investment income				
Dividend revenue	**396**	745	**59**	87
Interest revenue	**29**	–	**442**	375
Trust revenue	–	–	**61**	33
Total investment revenue	**425**	745	**562**	495
Net changes in fair values of investments				
– Realised net gains and (losses)	**7**	1	**(23)**	162
– Unrealised net gains and (losses)	**(6)**	–	**185**	248
Total investment income	**426**	746	**724**	905
Represented by:				
Investment income on assets backing insurance liabilities	–	–	**381**	329
Investment income on equity holders' funds	**426**	746	**343**	576
	426	746	**724**	905
(c) Fee and other income				
Fee based revenue	–	–	**463**	218
Other revenue	–	3	–	–
Total fee and other income	–	3	**463**	218
(d) Share of net profit of associates	–	–	**5**	2
Total income	**426**	749	**9,270**	8,228
NOTE 4: ANALYSIS OF EXPENSES				
(a) Expenses as presented in the income statement				
Outwards reinsurance premium expense	–	–	**464**	405
Claims expense	–	–	**5,345**	4,466
Acquisition costs	–	–	**1,223**	1,081
Other underwriting expenses	–	–	**421**	395
Fire service levies	–	–	**218**	223
Investment expenses on assets backing insurance liabilities	–	–	**21**	19
Finance costs	**77**	57	**119**	86
Corporate, administration and other expenses	–	–	**532**	298
Net income attributable to minority interests in unitholders' funds	–	–	**19**	20
Total expenses	**77**	57	**8,362**	6,993
(b) Analysis of expenses by function				
General insurance business expenses	–	–	**7,671**	6,570
Corporate and administration expenses	**77**	57	**691**	423
Total expenses	**77**	57	**8,362**	6,993

NOTE 4: ANALYSIS OF EXPENSES (CONTINUED)

	PARENT		CONSOLIDATED	
	2007 $m	2006 $m	**2007 $m**	2006 $m
(c) Other items				
Disclosure of the following items is considered relevant in explaining the results for the financial year:				
Insurance protection tax levied by the NSW State Government	–	–	**21**	21
Depreciation and amortisation				
Acquired intangibles	–	–	**55**	8
Capitalised software development expenditure	–	–	**18**	6
Depreciation property, plant and equipment	–	–	**61**	47
	–	–	**134**	61
Impairment charges				
Trade and other receivables	–	–	**2**	1
Capitalised software and development	–	–	**7**	–
	–	–	**9**	1
Employee benefits				
Defined contribution superannuation plans	–	–	**70**	68
Defined benefit superannuation plans	–	–	**10**	7
Share based remuneration	–	–	**15**	19
Salaries and other employee benefits expense	–	–	**1,126**	926
	–	–	**1,221**	1,020
Transfers to provisions charged to profit or loss				
Restructuring provision	–	–	**2**	11
	–	–	**2**	11
Finance costs				
Reset preference share distributions paid/payable	**29**	29	**29**	29
Subordinated term notes interest paid/payable	**25**	–	**76**	53
Amortisation of capitalised transaction costs	–	2	**4**	4
Interest paid/payable on loans from related bodies corporate	**23**	26	–	–
Euro/USD floating rate notes	–	–	**4**	–
Receivables refinancing debt	–	–	**1**	–
Other	–	–	**5**	–
	77	57	**119**	86
Other				
Net loss on disposal of property, plant and equipment	–	–	**4**	4
Operating lease payments	–	–	**184**	182
Software research and development costs expensed	–	–	**37**	26
Net foreign exchange (gains)/losses	–	–	**(22)**	34
Liability adequacy test deficiency	–	–	–	11

The IAG Group operates a shared services model with the use of dedicated units and entities to provide services throughout the IAG Group. The costs incurred by business units and entities directly, together with internal charges between them, are allocated to the various operating functions and so are included within the various expense classifications in the income statement. For example, the Consolidated entity incurs expense in meeting the superannuation contribution obligations for employees involved in a wide range of functions including sales and marketing, underwriting, and claims management. Hence the superannuation expense is allocated across the lines in the income statement based on the areas for which these employees provide services.

	CONSOLIDATED	
	2007 $000	2006 $000
NOTE 5: REMUNERATION OF AUDITORS		
(a) KPMG Australia		
(i) Assurance services		
Audit of the financial statements prepared for the Parent and subsidiaries	**4,964**	4,598
Audit of statutory returns in accordance with regulatory requirements	**799**	667
Other assurance services	**453**	1,702
	6,216	6,967
(ii) Advisory services		
Taxation services	**395**	287
Due diligence in relation to potential acquisitions outside Australia	**1,041**	1,627
Other	**455**	126
	1,891	2,040
(b) Overseas related practices of KPMG Australia		
(i) Assurance services		
Audit of the financial statements prepared for subsidiaries	**2,142**	574
Audit of statutory returns in accordance with regulatory requirements	**38**	4
Other assurance services	**71**	79
	2,251	657
(ii) Advisory services	**48**	83
(c) Other auditors		
(i) Assurance services		
Audit of the financial statements prepared for subsidiaries	**1,181**	–
(ii) Advisory services	**25**	–
Total remuneration of auditors	**11,612**	9,747

It is IAG Group policy that KPMG may provide assurance and other audit related services that, while outside the scope of the statutory audit, are consistent with the role of auditor. These include regulatory and prudential reviews requested by a regulator such as the Australian Prudential Regulation Authority ("APRA"). KPMG may not provide services that are perceived to be materially in conflict with the role of auditor. It is IAG Group policy to contract KPMG on assignments additional to their statutory audit and assurance duties where KPMG's expertise and experience with the IAG Group are important. The total fees for such services cannot exceed the audit fees without the approval of the IAG Audit Committee and KPMG can be contracted only in relation to reviewing financial information and not in its preparation. The Board is of the opinion that audit independence was not impaired during the current financial year as a result of the provision of these services.

	PARENT		CONSOLIDATED	
	2007 $m	2006 $m	**2007 $m**	2006 $m
NOTE 6: INCOME TAX				
(a) Income tax expense				
Current tax	**(6)**	(9)	**359**	375
Deferred tax	**1**	(1)	**(74)**	(10)
(Over)/under provided in prior years	**1**	–	**(6)**	8
Income tax (credit)/expense	**(4)**	(10)	**279**	373
Deferred income tax expense/(credit) included in income tax comprises:				
(Increase)/decrease in deferred tax asset	**1**	(1)	**23**	(5)
Increase/(decrease) in deferred tax liability	**–**	–	**(97)**	(5)
	1	(1)	**(74)**	(10)

NOTE 8: INCOME TAX (CONTINUED)

	PARENT		CONSOLIDATED	
	2007 $m	2006 $m	**2007 $m**	2006 $m
(b) Income tax reconciliation				
The income tax for the financial year differs from the amount calculated on the profit before income tax. The differences are reconciled as follows:				
Profit for the year before income tax	**349**	692	**908**	1,235
Income tax calculated at 30% (2006 – 30%)	**105**	208	**272**	371
Tax effect of amounts which are not deductible/(taxable) in calculating taxable income:				
Rebateable dividends	**(119)**	(223)	**(9)**	(19)
Capital profits/(losses) not subject to income tax	**–**	–	**6**	3
Other non-deductible items:				
– Amortisation of acquired intangible assets	**–**	–	**15**	3
– Interest on reset preference shares	**9**	9	**9**	9
– Other	**–**	–	**–**	1
Other	**–**	(4)	**(8)**	(3)
Income tax (credit)/expense applicable to current year	**(5)**	(10)	**285**	365
Adjustment relating to prior year	**1**	–	**(6)**	8
Income tax (credit)/expense attributable to profit for the year before impact of tax consolidation	**(4)**	(10)	**279**	373
Income tax (credit)/expense attributable to profit for the year after impact of tax consolidation	**(4)**	(10)	**279**	373

(c) Tax consolidation

Effective 1 July 2002, the Company became the head entity in a tax consolidated group comprising the Company and all of its Australian wholly owned subsidiaries and the requirements of the relevant accounting standards have been applied.

	PARENT		CONSOLIDATED	
	2007 $m	2006 $m	**2007 $m**	2006 $m
(d) Deferred tax assets				
(i) The balance comprises temporary differences attributable to:				
Amounts recognised in profit for the financial year				
Property, plant and equipment	**–**	–	**80**	48
Employee benefits	**–**	–	**68**	72
Insurance provisions	**–**	–	**146**	146
Investments	**–**	–	**5**	15
Provisions	**–**	–	**8**	2
Tax losses	**–**	–	**65**	–
Other	**–**	1	**4**	2
	–	1	**376**	285
Amounts recognised directly in equity				
Hedges	**–**	–	**1**	5
Defined benefit superannuation plans	**–**	–	**(24)**	(9)
Share based remuneration	**–**	–	**1**	–
Other	**6**	–	**6**	–
	6	1	**360**	281
Set-off of deferred tax liabilities	**–**	–	**(84)**	(122)
	6	1	**276**	159

	PARENT		CONSOLIDATED	
	2007 $m	2006 $m	**2007 $m**	2006 $m
(ii) Movements				
Balance at the beginning of the financial year	**1**	–	**281**	279
Credited/(charged) to profit or loss	**(1)**	1	**(23)**	5
Credited/(charged) to equity	**6**	–	**(12)**	(5)
Acquisitions	**–**	–	**118**	8
Transfers	**–**	–	**(6)**	(5)
Adjustments relating to prior year	**–**	–	**6**	(1)
Foreign exchange difference	**–**	–	**(4)**	–
Balance at the end of the financial year	**6**	1	**360**	281

(iii) Tax losses

The Consolidated entity does not have any unrecognised tax losses (2006 – $Nil).

(e) Deferred tax liabilities

(i) The balance comprises temporary differences attributable to:

	PARENT 2007 $m	PARENT 2006 $m	CONSOLIDATED 2007 $m	CONSOLIDATED 2006 $m
Amounts recognised in profit for the financial year				
Investments	**–**	–	**70**	116
Other provisions	**–**	–	**43**	42
	–	–	**113**	158
Amounts recognised directly in equity				
Hedges	**–**	–	**27**	4
	–	–	**140**	162
Set-off against deferred tax assets	**–**	–	**(84)**	(122)
	–	–	**56**	40
(ii) Movements				
Balance at the beginning of the financial year	**–**	–	**162**	170
Charged/(credited) to profit or loss	**–**	–	**(97)**	(5)
Charged/(credited) to equity	**–**	–	**23**	4
Foreign exchange differences	**–**	–	**1**	(2)
Transfers	**–**	–	**(5)**	(5)
Acquisition	**–**	–	**44**	–
Adjustments relating to prior year	**–**	–	**12**	–
Balance at the end of the financial year	**–**	–	**140**	162

NOTE 7: SEGMENT REPORTING

(a) Primary reporting – business segments

The Parent is a non-operating holding company operating only in Australia.

The Consolidated entity operated in the general insurance industry throughout the year. Revenue from the general insurance industry is derived from underwriting insurance in Australia, New Zealand, United Kingdom and Asia and these form separate reportable segments. The reportable segments comprise the following businesses (each insurance product is predominantly short-tail in duration except where noted):

- Australia personal insurance – The Australia personal insurance business develops and underwrites personal insurance products (through direct and indirect distribution channels), and manages claims and assessing services. Insurance products include motor vehicle, home and contents, compulsory third party (long-tail), consumer credit, and niche insurance products such as pleasure craft, veteran and classic car, boat, caravan and travel insurance. This includes personal insurance products sold in conjunction with commercial insurance products.
- Australia commercial insurance – The Australia commercial insurance business develops and underwrites insurance for businesses. Insurance products include commercial property, commercial motor and fleet motor, construction and engineering, farm, crop and livestock, home warranty, marine, public and product liability (long-tail), professional indemnity (long-tail), directors and officers (long-tail) and workers' compensation (long-tail).
- New Zealand insurance – The direct insurance business underwritten through foreign subsidiaries in New Zealand.
- United Kingdom insurance – The insurance underwriting and broker distribution services operating through foreign subsidiaries in the United Kingdom.
- Asia insurance – The direct insurance business underwritten through foreign subsidiaries in Asia.
- Reinsurance operations – The inwards reinsurance operation and the captive reinsurer for subsidiaries operating outside Australia.
- Corporate and investments – Other activities, including corporate services, investment management and investment of the equity holders' funds.

NOTE 7: SEGMENT REPORTING (CONTINUED)

(a) Primary reporting – business segments (continued)

The net outstanding claims liability for each segment includes an allocation of the diversification benefit incorporated into the risk margin relating to the combination of the segments at the Consolidated entity level. Depreciation expense is allocated to different business segments as management fees from the Corporate segment and so all depreciation relating to property, plant and equipment is treated as part of the Corporate segment.

The reportable segments have changed from those disclosed in previous periods as a result of the continued geographical expansion of the IAG Group during the current financial year. The revised business segments align with the way in which information is currently viewed by key management personnel for making strategic and operational decisions.

There are no differences between the recognition and measurement criteria used in the segment disclosures and those used in the financial statements.

2007	Australia personal insurance $m	Australia commercial insurance $m	New Zealand insurance $m	United Kingdom insurance $m	Asia insurance $m	Reinsurance operations $m	Corporate and investments $m	Inter-segment elimination $m	Total $m
External revenue	4,740	2,056	1,000	912	193	15	354	–	9,270
Intersegment revenue	–	–	5	27	6	41	–	(79)	–
Total revenue	4,740	2,056	1,005	939	199	56	354	(79)	9,270
Underwriting profit	203	172	64	(3)	1	(30)	–	–	407
Investment income net of investment fees – technical reserves	213	83	22	33	8	1	–	–	360
Insurance profit	416	255	86	30	9	(29)	–	–	767
Investment income net of investment fees – equity holders' funds	–	–	–	–	–	–	319	–	319
Share of net profit of associates	–	–	–	(2)	7	–	–	–	5
Other net operating result	–	65	–	18	(9)	–	(257)	–	(183)
Profit/(loss) before income tax	416	320	86	46	7	(29)	62	–	908
Income tax expense									(279)
Profit/(loss) for the year									629
Segment assets	6,010	4,171	674	1,762	131	83	8,835	(56)	21,610
Total assets									21,610
Segment liabilities	6,010	4,171	674	1,762	131	83	4,003	(56)	16,778
Total liabilities									16,778
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	–	–	–	–	–	–	1,746	–	1,746
Depreciation expense	21	13	4	11	2	–	10	–	61
Amortisation of acquired intangibles	–	–	–	–	–	–	55	–	55
Total depreciation and amortisation expense	21	13	4	11	2	–	65	–	116
Other non-cash expenses	46	23	11	7	–	–	6	–	93

FOR THE YEAR ENDED 30 JUNE 2007

2006	Australia personal insurance $m	Australia commercial insurance $m	New Zealand insurance $m	United Kingdom insurance $m	Asia insurance $m	Reinsurance operations $m	Corporate and investments $m	Inter-segment elimination $m	Total $m
External revenue	4,356	2,086	1,024	–	113	–	649	–	8,228
Total revenue	4,356	2,086	1,024	–	113	–	649	–	8,228
Underwriting profit	266	165	100	–	2	–	–	–	533
Investment income net of investment fees – technical reserves	197	82	30	–	1	–	–	–	310
Insurance profit	463	247	130	–	3	–	–	–	843
Investment income net of investment fees – equity holders' funds	–	–	–	–	–	–	537	–	537
Share of net profit of associates	–	–	–	–	2	–	–	–	2
Other net operating result	–	8	–	–	(7)	–	(148)	–	(147)
Profit/(loss) before income tax	463	255	130	–	(2)	–	389	–	1,235
Income tax expense									(373)
Profit/(loss) for the year									862
Segment assets	5,951	3,702	635	–	142	–	6,542	–	16,972
Total assets									16,972
Segment liabilities	5,951	3,702	635	–	142	–	2,871	–	13,301
Total liabilities									13,301
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	–	–	–	–	–	–	158	–	158
Depreciation expense	20	13	5	–	–	–	9	–	47
Amortisation of acquired intangibles	–	–	–	–	–	–	8	–	8
Total depreciation and amortisation expense	20	13	5	–	–	–	17	–	55
Other non-cash expenses	45	25	9	–	–	–	9	–	88

(b) Secondary reporting – geographical segments

The Consolidated entity operates in the Australia, New Zealand, United Kingdom and Asia (principally Thailand) general insurance industries. Each of these markets forms a separate reportable geographical segment. Australia is the IAG Group's principal market with operations covering all states and territories. The reinsurance operation is a global shared service and there is no sensible transparent manner in which to allocate the results of this operation across the geographic segments.

	Australia		New Zealand		United Kingdom		Asia		Reinsurance		Inter-segment elimination		Total	
	2007 $m	2006 $m	**2007 $m**	2006 $m	**2007 $m**	2006 $m	**2007 $m**	2006 $m	**2007 $m**	2006 $m	**2007 $m**	2006 $m	**2007 $m**	2006 $m
External revenue	**7,106**	6,928	**1,062**	1,087	**887**	–	**196**	114	**19**	99	**–**	–	**9,270**	8,228
Segment assets	**16,685**	15,649	**1,721**	1,508	**3,581**	–	**315**	308	**228**	1,249	**(920)**	(1,742)	**21,610**	16,972
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	**57**	71	**42**	23	**1,622**	–	**1**	64	**24**	–	**–**	–	**1,746**	158

	CONSOLIDATED 2007 cents	2006 cents
NOTE 8: EARNINGS PER SHARE		
(a) Reporting period values		
Basic earnings per ordinary share[(i)]	**32.79**	47.66
Diluted earnings per ordinary share	**32.59**	47.38

Note:
(i) The basic earnings per ordinary share excludes the treasury shares held in trust from the denominator of the calculation, but includes earnings attributable to those shares in the numerator, to comply with AASB 133 *Earnings per Share*. If the amounts relating to those shares are excluded from both the numerator and denominator, the basic earnings per ordinary share for the year ended 30 June 2007 would be reduced to 32.60 cents (2006 – 47.39 cents).

	2007 $m	2006 $m
(b) Reconciliation of earnings used in calculating earnings per share		
Profit for the year	**629**	862
Profit attributable to minority interests	**(77)**	(103)
Profit attributable to equity holders of the Parent which is the earnings used in calculating basic and diluted earnings per share	**552**	759

	2007 Number of shares in millions	2006 Number of shares in millions
(c) Reconciliation of weighted average number of ordinary shares used in calculating earnings per share		
Ordinary shares on issue[(i)]	**1,691**	1,602
Treasury shares held in trust	**(10)**	(9)
Weighted average number of ordinary shares used in the calculation of basic earnings per share	**1,681**	1,593
Weighted average number of dilutive potential ordinary shares relating to:		
– Unvested share based remuneration rights supported by treasury shares held in trust	**10**	9
Weighted average number of ordinary shares used in the calculation of diluted earnings per share	**1,691**	1,602

Note:
(i) The weighted average number of ordinary shares used to calculate the basic earnings per share includes an additional 7 million shares that are deemed to be bonus shares. These deemed bonus shares were issued in response to the $750 million institutional placement (completed on 12 December 2006) and the $125 million share purchase plan (completed on 31 January 2007) as these capital raisings were considered to be issued at a discount compared to the relevant market price and accordingly these shares are deemed to contain a bonus element. These deemed bonus shares are considered to have been issued on 1 July 2005 (being at the beginning of the corresponding prior period presented in these financial statements) and thus have a retrospective dilutive effect on the basic earnings per share.

The following matters are relevant to the determination of the weighted average number of ordinary shares:

- the reset preference shares are not considered to be dilutive potential ordinary shares even though they may convert into ordinary shares because the contingent conversion conditions were not met at the reporting date; and
- the reset exchangeable securities (refer note 31(b)) are not considered to be dilutive potential ordinary shares because the contingent conversion conditions were not met at the reporting date.

	Cents per share	Total amount $m	Payment date	Tax rate for franking credit	Percentage franked
NOTE 9: DIVIDENDS					
(a) Ordinary shares					
Recognised in year ended 30 June 2007					
2007 interim dividend	**13.5**	**237**	**16 April 2007**	**30%**	**100%**
2006 final dividend	**16.0**	**255**	**9 October 2006**	**30%**	**100%**
		492			
Recognised in year ended 30 June 2006					
Special dividend	12.5	201	26 June 2006	30%	100%
2006 interim dividend	13.5	215	10 April 2006	30%	100%
2005 final dividend	14.5	231	17 October 2005	30%	100%
		647			

It is standard practice to declare the dividend for a period after the relevant reporting date. In accordance with the relevant accounting policy (refer note 1(ac)) a dividend is not accrued for until it is declared and so the dividends for a period are generally recognised and measured in the financial reporting period following the period to which the dividend relates.

A special dividend was paid to shareholders during the year ended 30 June 2006 as a return of excess capital in line with the commitment to ensure capital is managed efficiently. The total special dividend is presented inclusive of transaction costs of $1.3 million.

(b) Dividend reinvestment

A Dividend Reinvestment Plan ("DRP") operates which allows equity holders to elect to receive their dividend entitlement in the form of IAG shares. The price of DRP shares is the average share market price, less a discount if any (determined by the Directors) calculated over the pricing period (which is at least five trading days) as determined by the Directors for each dividend payment date.

The DRP for the 2007 interim dividend payable on 16 April 2007 was settled with the issuance of 40.5 million fully paid ordinary shares priced at $5.8507 per share (based on the average market price for the 10 trading days from 19 March 2007 to 30 March 2007 inclusive) with 10.5 million shares issued to existing shareholders with dividend entitlements and 30 million shares issued to the underwriter of the subscriptions for the DRP. There was no discount applied.

The DRP for the 2006 final dividend payable on 9 October 2006 was settled with the on-market purchase of 15.5 million shares priced at $5.3220 per share (based on the average market price for the 10 trading days from 11 September 2006 to 22 September 2006 inclusive). There was no discount applied.

The 29.5 million shares allocated to equity holders participating in the DRP during the year ended 30 June 2006 were purchased on-market (including 8.7 million shares relating to the special dividend).

(c) Dividend not recognised at reporting date

In addition to the above dividends, the following dividend was declared after the reporting date but before finalisation of this financial report and has not been recognised in this financial report.

	Cents per share	Total amount $m	Expected payment date	Tax rate for franking credit	Percentage franked
2007 final dividend	**16.0**	**287**	**8 October 2007**	**30%**	**100%**

The dividend was declared on 24 August 2007. The Company's dividend reinvestment plan ("DRP") will operate by issuing new ordinary shares to participants. The dividend will be fully underwritten such that the shortfall in the DRP take-up will be underwritten. The last date for the receipt of an election notice for participation in the dividend reinvestment plan in relation to this final dividend is 5 September 2007.

(d) Restrictions that may limit the payment of dividends

There are currently no restrictions on the payment of dividends by the Parent other than:

- the payment of dividends generally being limited to profits subject to ongoing solvency obligations; and
- no dividends can be paid and no returns of capital can be made on ordinary shares, if distributions are not paid on the reset preference shares, unless certain actions are taken by IAG. For further details refer to note 21.

There are currently no restrictions on the payment of dividends from subsidiaries to the Parent other than:

- the payment of dividends generally being limited to profits subject to ongoing solvency obligations of the subsidiary;
- for certain subsidiaries, statutory reserve and regulatory minimum capital requirements, in particular, APRA has advised Australian general insurers that a general insurer under its supervision must obtain approval from it before declaring a dividend if the general insurer has incurred a loss, or proposes to pay dividends which exceed the level of profits earned in the current period; and
- the Lloyd's syndicate operations being subject to specific solvency calculation restrictions regarding the payment of distributions from Funds at Lloyds.

The impact to these requirements caused by the payment of dividends is monitored. Payments of dividends from overseas subsidiaries may attract withholding taxes which have not been provided for in this financial report.

NOTE 9: DIVIDENDS (CONTINUED)

	PARENT		CONSOLIDATED	
	2007 **$m**	2006 $m	**2007** **$m**	2006 $m
(e) Dividend franking amount				
The amount of franking credits available for the subsequent annual reporting period are:				
Franking account balance at reporting date at 30%	**538**	452	**570**	483
Franking credits to arise from payment of income tax payable	**39**	83	**51**	103
Franking debits to arise from receipt of income tax refundable	**(15)**	(19)	**(15)**	(20)
Franking credits to arise from receipt of dividends receivable	**2**	3	**2**	4
Franking credits available for future reporting periods	**564**	519	**608**	570
Franking account impact of dividends declared before issuance of financial report but not recognised at reporting date	**(123)**	(109)	**(123)**	(109)
Franking credits available for subsequent financial years based on a tax rate of 30%	**441**	410	**485**	461

The balance of the franking account arises from:

- franked income received or recognised as a receivable at the reporting date;
- income tax paid, after adjusting for any franking credits which will arise from the payment of income tax provided for in the financial statements; and
- franking debits from the payment of dividends recognised as a liability at the reporting date.

In accordance with the tax consolidation legislation, the Parent, as the head entity in the tax consolidated group, has also assumed the benefit of the franking credits available. The consolidated amounts include franking credits that would be available to the Parent if distributable profits of non-wholly owned subsidiaries were paid as dividends.

All of the distributions paid in relation to the reset preference shares and the interest payments in relation to the reset exchangeable securities for the current financial year were fully franked at 30% (2006 – fully franked at 30%).

NOTE 10: INSURANCE CONTRACTS RISK MANAGEMENT

A key risk from operating in the general insurance industry is the exposure to insurance risk arising from underwriting general insurance contracts. The insurance contracts transfer risk to the insurer by indemnifying the policyholders against adverse affects arising from the occurrence of specified uncertain future events. The risk is that the actual amount of claims to be paid in relation to contracts will be different to the amount estimated at the time a product was designed and priced. The Consolidated entity is exposed to this risk because the price for a contract must be set before the losses relating to the product are known. Hence the insurance business involves inherent uncertainty. The Consolidated entity also faces other risks relating to the conduct of the general insurance business including financial risks (refer principally to note 33) and capital risks (refer principally to note 34).

A fundamental part of the overall risk management strategy is the effective governance and management of the risks that impact the amount, timing and uncertainty of cash flows arising from insurance contracts.

(a) Risk management framework

The IAG Group has in place a dedicated risk management function responsible for the development and maintenance of the risk management framework. The risk management framework provides a reasonable assurance that the Group's risks are being prudently and soundly managed. The framework includes a written Risk Management Strategy ("RMS") which is a high-level, strategic document intended to describe key elements of the risk management framework. The RMS:

- describes Board and management approved parameters (ie risk appetite) within which key decisions must be made;
- is a key input into how regulators and the external auditor understand and assess the approach to risk management; and
- forms the basis of twice yearly declarations provided by executives and senior management to the Board.

The framework also includes clearly defined managerial responsibilities and risk management policies, procedures and controls to identify, assess, monitor, report on and mitigate all material risks, financial and non-financial, likely to be faced. A review process is in place to ensure that the risk management framework remains effective. In the second half of the current financial year the IAG Group was notified that Standard & Poor's ("S&P") had rated the IAG Group enterprise risk management programme to be "excellent". This is the highest assessment available under S&P classification system.

The RMS is updated annually and approved by the Board and resubmitted to APRA after any material changes are made. A three year rolling Business Plan is also submitted to APRA after each annual review or whenever material changes are made.

The IAG Group has in place a range of monitoring activities assessing both the financial management and risk management aspects of the business. The Approved Actuary for each Australian licensed insurer in the Group is required to prepare a Financial Condition Report ("FCR") and an Insurance Liability Valuation Report ("ILVR"). The ILVR is more quantitative in nature than the FCR. Both documents are required to be submitted to APRA annually.

The FCR includes specific items such as an assessment of asset and liability management, reinsurance arrangements and the risk management framework and incorporates recommendations where issues are noted.

The ILVR advises on the valuation of insurance liabilities including specific details such as assumptions and valuation methods. The ILVR is peer-reviewed by another Actuary (the "Reviewing Actuary") who must not be an employee of the insurer. The Reviewing Actuary must provide a review report on the ILVR to the insurer's Board and management, the Approved Auditor and Approved Actuary, but not directly to APRA unless specifically requested to do so.

(b) Risk management objectives and policies for mitigating insurance risk

The insurance activities primarily involve the underwriting of risks and the management of claims. A disciplined approach to risk management is adopted in accordance with IAG Group protocols rather than a premium volume or market share orientated approach. It is believed this approach provides the greatest long term likelihood of being able to meet the objectives of all stakeholders, including policyholders, lenders and equity holders.

The risk management activities can be broadly separated into underwriting (acceptance and pricing of risk), claims management, reserving (including investment in data capabilities) and investment management. The objective of these risk management functions is to enhance the longer term financial performance of the overall insurance operations. The policies for the management of risk are applied consistently across the IAG Group with certain allowances made for non-Australian jurisdictions.

The key policies in place to mitigate risks arising from underwriting insurance contracts include the following:

- Acceptance of risk – The IAG Group Underwriting and Pricing Policy Committee establishes, reviews and monitors the underwriting and pricing standards and strategies. This committee is supported by regional committees that conduct a similar role but focus on issues specific to each region. Insurance and reinsurance policies are written in accordance with local management practices and regulations within each jurisdiction taking into account the Consolidated entity's risk tolerance and underwriting standards.

  The underwriting of large numbers of uncorrelated individual risks, across a range of classes of insurance businesses, in different geographical segments reduces the variability in overall claims experience. Maximum limits are set for the acceptance of risk both on an individual contract basis and for classes of business and specific risk groupings. Limiting exposure to long-tail classes of business (where the settlement of claims typically takes longer than one year) to a target of 20% of the business as measured by gross written premiums, limits risk. Management information systems are maintained that provide up-to-date, reliable data on the risks to which the business is exposed at any point in time. Efforts are made, including plain language policy terms, to ensure there is no misalignment between what policyholders perceive will be paid when a policy is initially sold and what is actually paid when a claim is made.
- Pricing – Statistical models are used which combine historical and projected data to calculate premiums and monitor claims patterns for each class of business. The data used includes historical pricing and claims analysis for each class of business as well as current developments in the respective markets and classes of business. All data used is subject to rigorous verification and reconciliation processes. The models incorporate consideration of market conditions.
- Reinsurance – The use of reinsurance to limit exposure to large single claims and the accumulation of claims that arise from the same event or the accumulation of similar events. This includes the monitoring of reinsurers' credit risk to control exposure to reinsurance counterparty default (refer note 12).
- Claims management – Initial claim determination is managed by claims officers with the requisite degree of experience and competence with the assistance, where appropriate, of a loss adjustor or other party with specialist knowledge. It is the IAG Group policy to respond and settle claims quickly whenever possible and to pay claims fairly, based on policyholder full entitlements.
- Investment management – Assets and liabilities are managed so as to effectively match the expected pattern of claims payments with the assets that are held to back insurance liabilities.
- Risk reduction – Reducing the frequency and severity of a claim in the first place by supporting and assisting the community by engaging in risk reduction activities (such as fire prevention strategies, crime prevention programmes and motor vehicle safety initiatives), conducting research to reduce future risk in the community, improving risk management understanding in the community, and reducing the environmental footprint of the IAG Group.

(c) Terms and conditions of insurance contracts

The terms and conditions attaching to insurance contracts affect the level of insurance risk accepted. Insurance contracts are generally entered into on an annual basis and at the time of entering into a contract all terms and conditions are negotiable or, in the case of renewals, renegotiable. The majority of direct insurance contracts written are entered into on a standard form basis. Non-standard and long term policies may only be written if expressly approved by a person with appropriate delegated authority. Risks are only assumed where the Group has the skills to analyse, structure and price the risk appropriately. There are no special terms and conditions in any non-standard contracts that would have a material impact on the financial report. Insurance contracts written in all jurisdictions are subject to substantially the same terms and conditions. There are no embedded derivatives that are separately recognised from a host insurance contract.

(d) Concentrations of insurance risk

The exposure to concentrations of insurance risk is mitigated by a portfolio diversified into many classes of business across different countries. A high level indication of the spread of insurance risk may be obtained from the segment reporting note.

Concentration risk is particularly relevant in the case of natural disasters and other catastrophes which generally result in a concentration of affected policyholders over and above the norm and which constitutes the largest individual potential financial loss. Each year, the Consolidated entity sets its tolerance for concentration risk. Various models are used to estimate the impact of different potential natural disasters and other catastrophes. The tolerance for concentration risk is used to determine the maximum event retention which is the maximum net exposure to insurance risk determined appropriate for any single event with a given probability. While it is desirable to limit the net exposure, it is reduced to only the maximum event retention limit because the cost of purchasing reinsurance cover to reduce the net exposure further is not capital efficient.

NOTE 10. INSURANCE CONTRACTS RISK MANAGEMENT (CONTINUED)

(d) Concentrations of insurance risk (continued)

Specific processes for monitoring identified key concentrations are set out below:

Risk	Source of concentration	Risk management measures
An accumulation of risks arising from a natural peril	Insured property concentrations	Accumulation risk modelling, reinsurance protection
A large property loss	Fire or collapse affecting one building or a group of adjacent buildings	Maximum acceptance limits, property risk grading, reinsurance protection
Multiple liability retentions being involved in the same event	Response by a multitude of policies to the one event	Purchase of reinsurance clash protection

As an example of the impact of a potential catastrophe on the Consolidated entity, the exposure to an earthquake in Sydney with associated claims costs of $3.5 billion would be limited to an estimated $169 million (based on the current first event maximum event retention limit for natural perils).

For concentrations of risk relating to the reinsurance contracts refer to note 12(e).

(e) Credit risk

Financial assets or liabilities arising from insurance contracts are presented on the balance sheet at the amount that best represents the maximum credit risk exposure at reporting date.

The credit risk relating to insurance contracts relates primarily to:

- premium receivable which is due from individual policyholders and intermediaries (brokers, agents and business partners). The brokers and agents collect premium from policyholders and remit the monies to the insurer in accordance with contractual arrangements being generally within 90 days for brokers and 30–60 days for agents. The recoverability of premium receivable is assessed and provision is made for impairment based on objective evidence and having regard to past default experience. Concentrations of credit risk are considered low due to the large number of customers/corporate partners comprising the customer base and their dispersion across different industries and geographies. The premium receivable is presented on the balance sheet net of a provision for impairment of $52 million (2006 – $41 million); and
- reinsurance recoveries receivable which are discussed further in note 12.

Additional information about credit risk is disclosed in note 33.

(f) Interest rate risk

The underwriting of general insurance contracts creates exposure to the risk that interest rate movements may materially impact the value of the outstanding claims liability. Movements in interest rates impact the determination of the liability through the selection of discount rates. Discounting the liability is in effect allowing for future investment earnings on the assets held to back the insurance liabilities. The funds held to pay outstanding claims are invested principally in fixed interest securities matched to the settlement durations of the outstanding claims. Movements in market interest rates affect the value of the fixed interest securities. Hence movements in interest rates should have minimal impact on the insurance profit for a year due to movements in investment income on assets backing insurance liabilities offsetting the impact of movements in discount rates on the claims liabilities.

(g) Reinsurance risk

For information regarding outwards reinsurance refer to note 11(f) and note 12(d) and (e).

Inwards reinsurance or retrocession is accepted from various subsidiaries within the Group but these transactions are eliminated upon consolidation. Inwards reinsurance or retrocession from entities not controlled by the Group can only be accepted for exposures that are consistent with the organisation's risk appetite and within limits approved by the Board. The Alba group, a subsidiary group of IAG, can only accept inwards reinsurance on a "single risk" basis (ie it provides facultative reinsurance) and therefore is provided full details of each risk from the cedant.

(h) Regulatory risk

The general insurance operations of the IAG Group are subject to regulatory supervision in the jurisdictions in which they operate. The regulatory frameworks continue to develop in a number of those jurisdictions but at a minimum include requirements in relation to reserving, capital and the payment of dividends. The IAG Group works closely with regulators and monitors regulatory developments across its international operations to assess any potential impact on the ongoing ability to meet the various regulatory requirements.

(i) Operational risk

Operational risk is the risk of financial loss (including lost opportunities) resulting from external events and/or inadequate or failed internal processes, people and systems to perform as required. Operational risk can have overlaps with all of the other risk categories. When controls fail, operational risks can cause damage to reputation, can have legal or regulatory implications or can lead to financial loss. The IAG Group cannot expect to eliminate all operational risks, but by initiating a rigorous control framework and by monitoring and responding to potential risks, the IAG Group is able to manage risks.

The IAG Group Risk Management Strategy includes consideration of operational risk. Operational risk is identified and assessed on an ongoing basis and the capital management strategy includes consideration of operational risk. Management and staff are responsible for identifying, assessing and managing operational risks in accordance with their roles and responsibilities. The IAG Group has an internal audit function which monitors processes and procedures surrounding operational risk.

(j) Acquisition risk

The Consolidated entity's strategy of international expansion exposes it to additional risks. Acquisition risks are principally managed by the Consolidated entity's controls over the due diligence and subsequent integration process. The Consolidated entity mitigates this risk as much as possible by performing due diligence appropriate to its risk appetite for each target entity and by using dedicated teams to manage the integration process.

(k) Lloyd's syndicates

The IAG Group participates in three Lloyd's syndicates being Equity Red Star Motor Syndicate 218 (64%), Syndicate 4455 (100%) and Syndicate 1208 (100% – in run-off).

Every Lloyd's member is required to hold capital at Lloyd's which is held in trust and known as Funds at Lloyd's ("FAL"). These funds are intended primarily to cover circumstances where syndicate assets prove insufficient to meet participating members' underwriting liabilities and members fail to meet those liabilities when called upon to do so. The minimum level of FAL is determined by the Individual Capital Assessment ("ICA") conducted by each syndicate's managing agency and approved by Lloyd's. The ICA is based on local regulatory requirements and resource criteria and the level of FAL has regard to a number of factors including the nature and amount of risk to be underwritten by the member and the assessment of the Insurance, Credit, Liquidity, Market, Operation and Group risks in respect of business that has been underwritten as well as the systems and controls that exist both with the syndicate and its managing agency.

In addition, Lloyd's has a Central Fund for which contributions are collected from all members on an annual basis. The purpose of this fund is to pay legitimate claims incurred by syndicates where members are unable to meet their obligations and their FAL have been exhausted. All members at Lloyd's have joint and several liability and, in extreme cases, Lloyd's can also require "special contributions" from members at the discretion of the Council of Lloyd's to maintain the Central Fund. Lloyd's has an "A+ Strong" rating issued by Standard & Poor's Rating Services.

	CONSOLIDATED	
	2007 $m	2006 $m
NOTE 11: CLAIMS		
(a) Claims expense, net		
Direct business	**4,464**	3,899
Inwards reinsurance business	**10**	1
Net claims expense	**4,474**	3,900

(b) Claims development

(i) Net claims expense recognised in the income statement

Given the uncertainty in establishing the outstanding claims liability, it is likely that the final outcome will be different from the original liability established. Claims development refers to the financial adjustment in the current period relating to claims incurred in previous periods because of new and more up-to-date information that has become available and to reflect changes in inflation and discount assumptions. The information is presented on an accident year basis (claims are related to the period in which the insured event occurred and not the period in which the policy was underwritten).

	CONSOLIDATED					
	2007			2006		
	Current year $m	**Prior years $m**	**Total $m**	Current year $m	Prior years $m	Total $m
Gross claims – undiscounted	**6,257**	**(886)**	**5,371**	5,263	(763)	4,500
Discount	**(347)**	**321**	**(26)**	(277)	243	(34)
Gross claims – discounted	**5,910**	**(565)**	**5,345**	4,986	(520)	4,466
Reinsurance and other recoveries – undiscounted	**(1,002)**	**109**	**(893)**	(646)	127	(519)
Discount	**51**	**(29)**	**22**	24	(71)	(47)
Reinsurance and other recoveries – discounted	**(951)**	**80**	**(871)**	(622)	56	(566)
Net claims expense	**4,959**	**(485)**	**4,474**	4,364	(464)	3,900

Current year claims relate to claim events that occurred in the current financial year. Prior year claims relate to a reassessment of the claim events that occurred in all previous financial periods. A major component of the prior year movement is the release of risk margins in respect of claims payments during the year. In order to maintain strong reserves, much of this release is transferred to current accident year reserves for which the development of claims is less mature and there is much greater uncertainty attaching to the ultimate cost of claims. Another factor contributing to the prior year claims development in the current financial year are releases in liability portfolios.

The table in 11(b)(i) above disclosing the net claims expense recognised in the income statement and the table in note 11(b)(ii) below disclosing the net outstanding claims liability recognised on the balance sheet both relate to claims development but present information in different formats and so are not directly reconcilable. Key differences between the tables relate to the inclusion in the prior year columns in the income statement table of items that in the balance sheet table are included in the reconciliation section of the table and not the development section and the initial inclusion of acquired claims liabilities in the balance sheet table which does not impact the income statement table.

NOTE 11: CLAIMS (CONTINUED)

(b) Claims development (continued)

(ii) Net outstanding claims liability recognised on the balance sheet

The following table shows the development of the estimated net undiscounted outstanding claims liability relative to the current estimate of ultimate claims costs for the six most recent accident years as estimated at each reporting date. The table also shows a reconciliation of the net discounted liability for the six most recent accident years to the gross outstanding claims liability on the balance sheet.

	CONSOLIDATED						
	Accident year						
2007	**2002 $m**	**2003 $m**	**2004 $m**	**2005 $m**	**2006 $m**	**2007 $m**	**Total $m**
Net ultimate claims costs							
Development							
At end of accident year	2,359	3,733	3,927	4,071	4,438	5,763	
One year later	2,263	3,415	3,572	3,794	4,148		
Two years later	2,184	3,303	3,546	3,715			
Three years later	2,133	3,214	3,480				
Four years later	2,095	3,115					
Five years later	2,045						
Cumulative development	(314)	(618)	(447)	(356)	(290)	n/a	
Cumulative development as a percentage of original reserves	-13.3%	-16.6%	-11.4%	-8.7%	-6.5%	n/a	
Current estimate of net ultimate claims cost	2,045	3,115	3,480	3,715	4,148	5,763	
Cumulative payments	(1,874)	(2,783)	(2,926)	(2,890)	(3,043)	(2,550)	
Net undiscounted outstanding claims liability for the six most recent accident years	171	332	554	825	1,105	3,213	6,200
Discount to present value	(31)	(50)	(82)	(124)	(166)	(310)	(763)
Net discounted outstanding claims liability for the six most recent accident years	140	282	472	701	939	2,903	5,437
Reconciliation							
Claims handling expense (inclusive of risk margin)							490
Net outstanding claims liability for accident years 2001 and prior							263
Net outstanding claims liability for accident years prior to acquisition year of 2003 for CGU Insurance Group							555
Net outstanding claims liability for inwards reinsurance run-off relating to accident years 2002 and prior							54
Net outstanding claims liability							6,799
Gross outstanding claims liability on the balance sheet							8,562
Reinsurance and other recoveries on outstanding claims liabilities							(1,346)
GST recoverable on net outstanding claims liability							(417)
Net outstanding claims liability							6,799

Favourable development of claims provisions has given rise to the release of both risk margins and central estimates, as the ultimate claims costs were settled or became more certain.

Conditions and trends that have affected the development of the liabilities in the past may, or may not, occur in the future, and accordingly, conclusion about future results may not necessarily be derived from the information presented in the tables above.

Short-tail claims are normally reported soon after the incident and are generally settled within a few months following the reported incident. Hence any development on short-tail claims is normally limited to the year the incident occurred and the following year. For long-tail classes of business it can be several years before a claim is reported and settled, hence the original estimation involves greater uncertainty and so inherently there is more likely to be greater disparity between the original and current estimates. It is for these long-tail classes of business that the development of the outstanding claims liability generally occurs over a number of years.

Where an entity or business acquired includes outstanding claims liabilities, the claims costs for the acquired businesses are included in the claims development table in the year of acquisition. Development on the liabilities of such acquired businesses relating to accident years prior to the year of acquisition is included in the table in the year of acquisition (except for CGU Insurance Group, refer to the previous table).

The Consolidated entity conducts general insurance business in local currencies in foreign countries. The gross outstanding claims liability for international operations outside Australia includes contracts written in New Zealand dollars, British pounds and Thai baht. The translation of the outstanding claims liabilities denominated in foreign currencies into Australian dollars over a number of reporting dates includes foreign exchange rate movements that have no bearing on the development of the measurement of the underlying claims. All claims liabilities not denominated in Australian dollars have been converted to Australian dollars using constant exchange rates being the rates as at 30 June 2007 to eliminate this factor and aid comparability.

The claims development table disclosed each period will not be directly reconcilable to the tables presented in previous periods with the key difference being the application of current reporting date exchange rates to the claims liability relating to all accident years.

	CONSOLIDATED	
	2007 $m	2006 $m
(c) Composition of outstanding claims liability – gross, discounted		
Expected future payment for claims incurred		
– Central estimate	**6,775**	5,228
– Claims handling costs	**413**	380
– Risk margin	**1,374**	1,308
Outstanding claims liability	**8,562**	6,916

The outstanding claims liability includes $5,205 million (2006 – $4,547 million) which is expected to be settled more than 12 months from reporting date. The gross and net outstanding claims liability at the financial reporting date relating to the inwards reinsurance business was $384 million (2006 – $133 million) and $255 million (2006 – $76 million) respectively.

	2007 $m	2006 $m
(d) Reconciliation of movements in outstanding claims liability		
Outstanding claims liability at the beginning of the financial year – gross, discounted	**6,916**	6,840
Reinsurance and other recoveries receivable on outstanding claims at the beginning of the financial year (refer note 12(a))	**(908)**	(883)
GST recoverable on net outstanding claims liability at beginning of the financial year	**(278)**	(298)
Net outstanding claims liability at the beginning of the year	**5,730**	5,659
Risk margin at the beginning of the year	**(1,042)**	(1,149)
Net central estimate at the beginning of the year	**4,688**	4,510
Claims incurred in the current year	**5,811**	4,660
Reinsurance and other recoveries in the current year	**(924)**	(581)
Claims cost paid	**(5,037)**	(4,423)
Reinsurance and other recoveries received	**486**	589
Unwind of the discount	**222**	189
Development on prior year net central estimate	**(249)**	(184)
Movement in discounting	**(63)**	(87)
Net foreign exchange movement	**(23)**	(17)
Net movement for acquired businesses	**820**	32
Net central estimate at the end of the year	**5,731**	4,688
Risk margin at the end of the year	**1,068**	1,042
Net outstanding claims liability at the end of the year	**6,799**	5,730
Reinsurance and other recoveries receivable on outstanding claims at the end of the financial year (refer note 12(a))	**1,346**	908
GST recoverable on net outstanding claims liability at end of the financial year	**417**	278
Outstanding claims liability at the end of the financial year – gross, discounted	**8,562**	6,916
(e) Discounting of net outstanding claims liability		
Net outstanding claims liability – undiscounted	**8,233**	7,020
Discount to present value	**(1,451)**	(1,290)
Net outstanding claims liability – discounted	**6,782**	5,730

[illegible] (CONTINUED)

	CONSOLIDATED	
	2007	2006
	%	%
(f) Central estimate and risk margin		
(i) Reporting date values		
The percentage risk margin applied to the present value of expected future payments for claims incurred net of expected recoveries on outstanding claims liability and expected input tax credit	**18.6**	22.2
The probability of adequacy of the risk margin	**90.0**	90.0

The high level of professional judgement applied by actuaries in calculating the outstanding claims liability, and hence the probability of adequacy of the liability, means that for a certain probability of adequacy, different risk margins may be applied for similar risks, which is important in considering the overall reserving strength of an insurer.

(ii) Process

The estimation of the outstanding claims liability is based on a variety of actuarial techniques that analyse experience, trends and other relevant factors. The claims estimation process commences with the actuarial projection of the future payments relating to claims incurred at the reporting date. The expected future payments include those in relation to claims reported but not yet paid or not yet paid in full, claims incurred but not enough reported ("IBNER"), claims incurred but not reported ("IBNR") and the anticipated direct and indirect claims handling costs.

The estimation process involves using the Consolidated entity's specific data, relevant industry data and more general economic data. Each class of business is usually examined separately and the process involves consideration of a large number of factors including the risks to which the business is exposed at a point in time, claim frequencies and average claim sizes, historical trends in the incidence and development of claims reported and finalised, legal, social and economic factors that may impact upon each class of business as well as the key actuarial assumptions set out in note 11(g), and the impact of reinsurance and other recoveries (refer note 12).

Different actuarial valuation models are used for different claims types with the results then being aggregated. This aggregation of results enhances the valuation process by allowing the use of the model best suited to particular claims types. The selection of the appropriate model takes into account the characteristics of a class of business and the extent of development of each past accident period.

The different components of the outstanding claims liability are subject to different levels of uncertainty. The estimation of the cost of claims reported but not yet paid or not yet paid in full is made on a case-by-case basis by claims personnel having regard to the facts and circumstances of the claim as reported, any information available from assessors and information on the cost of settling claims with similar characteristics in previous periods. A further amount, which may be a reduction, is included for IBNER on the basis of past experience with the accuracy of initial claims estimates. With IBNR, the estimation is generally subject to a greater degree of uncertainty than the estimation of the cost of settling claims already notified, as no information is currently available about the claim. IBNR claims may often not be apparent to the insured until many years after the events giving rise to the claim have occurred. In calculating the estimated cost of unpaid claims a variety of estimating techniques are used, generally based on statistical analysis of historical experience, which assumes that the development pattern of the current claims will be consistent with past experience. Allowance is made, however, for changes or uncertainties which may create distortions in the underlying statistics or which might cause the cost of unsettled claims to increase or reduce when compared with the cost of previously settled claims.

Large claims impacting each relevant business class are generally assessed separately, being measured on a case-by-case basis or projected separately in order to allow for the possible distortive effect of the development and incidence of these large claims. For new products the growing experience with the development of claims is closely monitored.

Reserves are not established for catastrophes in advance of such events and so these events may cause volatility in the results for a period and in the levels of the outstanding claims liability, subject to the effects of reinsurance recoveries.

A projection of future claims payments, both gross and net of reinsurance and other recoveries, is undertaken. Projected future claims payments and associated claims handling costs are discounted to a present value as required using appropriate risk free discount rates.

The valuation of the outstanding claims liability for the major portfolios is primarily performed by independent consulting actuaries who do not have any direct role in the pricing function so as to ensure that an objective and independent assessment of the outstanding claims liability is maintained on a regular basis. All (2006 – 99.9%) of the outstanding claims liability is reviewed at least annually by external actuaries from organisations which are independent of both the IAG Group and the external auditor.

The central estimate of the outstanding claims liability is an estimate which is intended to contain no deliberate or conscious over or under estimation and is commonly described as providing the mean of the distribution. It is considered appropriate for the measurement of the claims liability to represent a higher degree of certainty regarding the sufficiency of the liability over time, and so a risk margin is added to the central estimate. The risk margin refers to the amount by which the liability recognised in the financial statements is greater than the actuarial central estimate of the liability. The risk margin added to the central estimate increases the probability that the net outstanding claims liability will ultimately prove to be adequate.

Risk margins are held to allow for uncertainty surrounding the outstanding claims liability estimation process. Potential uncertainties include those relating to the actuarial models and assumptions, the quality of the underlying data used in the models, general statistical uncertainty, the general insurance environment, scope for and experience of political intervention (particularly for long-tail classes) and the impact of legislative reform. Uncertainty from the above sources is examined for each class of business and expressed as a volatility of the net central estimate. The volatility for each class is derived after consideration of stochastic modelling and benchmarking to industry analysis.

Certain product classes may be subject to the emergence of new types of latent claims and such uncertainties are considered when setting the risk margin appropriate for those classes.

The long-tail classes of business generally have the highest volatilities of the insurance classes as the longer average time for claims to be reported and settled allows more time for sources of uncertainty to emerge. Short-tail classes generally have lower levels of volatility.

The risk margin required to provide a given probability of adequacy for two or more classes of business or for two or more geographic locations combined is likely to be less than the sum of the risk margins for the individual classes. This reflects the benefit of diversification in general insurance. Two key components of the valuation methodology are the selection of coefficients of variation ("CoV") for each class of business and the correlation factors between each pair of classes of business. The CoV is a measure of the volatility of a class of business and is generally greater for long-tail classes when compared to short-tail classes because of the increased uncertainty relating to the longer time until settlement of claims. The correlation factors are a measure of the correlation between pairs of business classes and measure the strength of the relationship of movements in that pair of class liabilities. The higher the correlation between two classes of business, the more likely it is that a negative outcome in one class will correspond to a negative outcome in the other class. The correlations adopted are normally derived from industry analysis, historical experience and the judgement of experienced and qualified actuaries.

The risk margin is set taking into account the correlations assessed between the outstanding claims liabilities arising from the various forms of business underwritten by the different entities within the Consolidated entity. The Group Actuary estimates the overall risk margin on a diversified basis, taking into account the diversification benefit arising from combining all classes of business within the Consolidated entity. The assumptions regarding uncertainty for each class are applied to the net central estimates, and the results are aggregated. The aggregated central estimate plus the risk margin calculated on a diversified basis forms the outstanding claims liability. The policy is for the risk margin to be set so as to provide an overall probability of adequacy for the outstanding claims liability of at least 90% which has been determined having regard to the inherent uncertainty in the central estimate and the prevailing market environment.

(g) Actuarial assumptions

The following key actuarial assumptions were used in the measurement of outstanding claims and recoveries, where appropriate, at reporting date:

	CONSOLIDATED					
2007	**Australia personal insurance**	**Australia commercial insurance**	**New Zealand insurance**	**United Kingdom insurance**	**Reinsurance operations**	**Asia insurance**
Weighted average term to settlement	**2.6 years**	**5.1 years**	**0.4 years**	**1.7 years**	**1.7 years**	**0.4 years**
Inflation rate	**3.3%-4.3%**	**3.5%-4.5%**	**3.1%**	**4.0%**	**4.3%-4.5%**	**0%**
Superimposed inflation rate	**3.0%-5.0%**	**2.5%-8.0%**	**4.0%**	**3.0%**	**2.0%-5.0%**	**0%**
Discount rate	**5.7%-6.6%**	**5.8%-6.6%**	**6.7%-7.9%**	**4.3%-6.0%**	**5.7%-6.2%**	**0%**
Claims handling expense ratio	**5.8%**	**6.1%**	**5.8%**	**4.3%**	**0.6%**	**2.7%**
2006						
Weighted average term to settlement	2.8 years	5.9 years	0.4 years	n/a	1.8 years	0.5 years
Inflation rate	3.3%-4.3%	3.5%-4.3%	3.1%	n/a	4.3%	0%
Superimposed inflation rate	2.0%-5.0%	2.5%-8.0%	4.0%	n/a	0%	0%
Discount rate	5.5%-5.9%	5.8%-5.9%	*5.5%-6.8%	n/a	5.7%-5.8%	0%
Claims handling expense ratio	7.6%	6.3%	5.7%	n/a	1.9%	2.0%

* In accordance with New Zealand Government bond yields ranging from 6.8% in the next year to 5.5% from year seven onwards.

(h) Process used to determine assumptions

The process for establishing the outstanding claims liability involves extensive consultation with internal and external actuaries, claims managers, underwriters and other senior management. One of the key elements of the valuation processes is rigorous data verification and reconciliation.

A description of the key assumptions and the processes used to determine those assumptions is provided below:

- Weighted average term to settlement – The weighted average term to settlement relates to the expected payment pattern for claims. The payment pattern is important in considering the timing of future cash outflows and hence discounting and in managing the assets backing insurance liabilities to support the outflows. The future cash flow pattern is estimated separately for each class of business based on historic settlement patterns and estimated future settlement patterns. The weighted average term to settlement, while not itself an assumption, provides a summary indication of the future cash flow pattern.
- Inflation rate – Insurance costs are subject to inflationary pressures. Economic inflation assumptions are set by reference to current economic indicators. For example, for the motor and property classes, claims costs are related to the inflationary pressures of the materials and goods insured as well as labour costs to effect repairs.

NOTE 11: CLAIMS (CONTINUED)

(h) Process used to determine assumptions (continued)

- Superimposed inflation rate – Superimposed inflation occurs due to non-economic effects such as court settlements increasing at a faster rate than wages or CPI inflation and from social and environmental pressures. Where appropriate, the effect of superimposed inflation is made either in the underlying model for the class of business, for example where the past pattern of development in claims cost is used to estimate future claims cost development factors, or by including a specific superimposed inflation rate assumption designed to allow for all other claims inflation not modelled. The level of superimposed inflation is estimated after considering both the superimposed inflation present in the portfolio and industry superimposed inflation trends.
- Discount rate – Because the outstanding claims liability represents payments that will be made in the future, they are discounted to reflect the time value of money effectively recognising that the assets held to back insurance liabilities will earn a return during that period. Discount rates represent a risk-free rate derived from market yields on government securities.
- Claims handling expense ratio – In respect of claims incurred up to the reporting date, it is known that costs will be incurred in the management of claims to finalisation. An estimate of these costs is incorporated into the outstanding claims liability using the claims handling expense ratio. The ratio incorporates assumptions about the future costs to be incurred based on past experience of such costs for each class of business.

(i) The effect of changes in assumptions

(i) General impact of changes

Sensitivity analyses are conducted to quantify the exposure to changes in the key underlying variables. The valuations included in the reported results are calculated using certain assumptions about these variables as disclosed above. The movement in any key variable will impact the financial position and performance for a period. The information below describes how a change in each assumption will affect claims liabilities and provides an analysis of the sensitivity of the net outstanding claims liability to changes in these assumptions.

- Weighted average term to settlement – A decrease in the average term to settlement would reflect claims being paid sooner than anticipated and so increase the claims expense.
- Inflation and superimposed inflation rates – Expected future payments are inflated to take account of inflationary increases. An increase or decrease in the assumed levels of inflation would have a corresponding impact on claims expense, with particular reference to long-tail business. The inflation rate sensitivity is provided as an indicator of the impact of inflation on the portfolio, whether it be from economic inflation, inflation implied from the use of the past pattern of development in claims cost in the valuation method or inflation related to a specific superimposed inflation rate specified.
- Discount rate – The outstanding claims liability is calculated by reference to expected future payments. These payments are discounted to adjust for the time value of money. An increase or decrease in the assumed discount rate will have an opposing impact on total claims expense.
- Claims handling expense ratio – An increase in the ratio reflects an increase in the estimate for the internal costs of administering claims which will increase the outstanding claims liability.

(ii) Sensitivity analysis of changes

The impact of changes in key outstanding claims variables is summarised below. Each change has been calculated in isolation of the other changes and each change shows the relevant impact assuming that there is no change to:

- Any of the other variables – This is considered unlikely as, for example, an increase in interest rates is normally accompanied by an increase in the rate of inflation.
- The probability of adequacy – The Directors and management have set an internal target for the probability of adequacy for the outstanding claims liability. It is likely that if, for example, the central estimate was to increase by 5%, at least part of the increase would result in a decrease in the probability of adequacy rather than being reflected wholly in the net outstanding claims liability as inferred below.

An economic assumption may be relevant to only a part of a business segment and so a large change in the assumption may have only a small financial impact on the business segment. It is not possible to quantify the sensitivity of certain assumptions such as legislative changes or uncertainty in the estimation process.

The impact on the net outstanding claims liability is disclosed for each of the key assumptions. The movements are stated in absolute terms where the base assumption is a percentage, for example, if the base inflation rate assumption was 3.5%, a 1% increase would mean assuming a 4.5% inflation rate.

FOR THE YEAR ENDED 30 JUNE 2007

Variable	Movement in variable	CONSOLIDATED Australia personal insurance $m	Australia commercial insurance $m	New Zealand insurance $m	United Kingdom insurance $m	Reinsurance operations $m	Asia insurance $m
2007							
Weighted average term to settlement	**+10%**	**(45)**	**(58)**	**–**	**(9)**	**(5)**	**–***
	–10%	**44**	**56**	**–**	**9**	**5**	**–***
Inflation rate	**+1.0%**	**67**	**75**	**1**	**15**	**6**	**–***
	–1.0%	**(65)**	**(64)**	**(1)**	**(15)**	**(6)**	**–***
Discount rate	**+1.0%**	**(63)**	**(62)**	**(1)**	**(15)**	**(6)**	**–***
	–1.0%	**66**	**75**	**1**	**15**	**6**	**–***
Claims handling expense ratio	**+1.0%**	**38**	**22**	**2**	**10**	**8**	**1**
	–1.0%	**(38)**	**(22)**	**(2)**	**(10)**	**(8)**	**(1)**
2006							
Weighted average term to settlement	+10%	(47)	(60)	–*	n/a	(2)	–*
	–10%	46	61	–*	n/a	2	–*
Inflation rate	+1.0%	77	76	1	n/a	4	–*
	–1.0%	(75)	(66)	(1)	n/a	(4)	–*
Discount rate	+1.0%	(73)	(75)	(1)	n/a	(4)	–*
	–1.0%	77	85	1	n/a	4	–*
Claims handling expense ratio	+1.0%	31	21	2	n/a	2	1
	–1.0%	(31)	(21)	(2)	n/a	(2)	(1)

* Rounds to zero.

The movements in the net outstanding claims liability would have an opposing net impact on the profit or loss before tax for a year.

	CONSOLIDATED 2007 $m	2006 $m
NOTE 12: REINSURANCE AND OTHER RECOVERIES ON OUTSTANDING CLAIMS		
(a) Reinsurance and other recoveries receivable on outstanding claims		
Reinsurance recoveries receivable on outstanding claims	**970**	598
Other recoveries receivable on outstanding claims	**376**	310
Reinsurance and other recoveries receivable on outstanding claims	**1,346**	908

The carrying value of reinsurance and other recoveries receivable on outstanding claims includes $814 million (2006 – $598 million) which is expected to be settled more than 12 months from reporting date. Because of the nature of the amount being an estimate, the credit risk is incorporated into the estimate rather than being presented separately as a provision for impairment. Reinsurance and other recoveries on paid claims are included in trade and other receivables.

(b) Actuarial assumptions

Reinsurance and other recoveries on outstanding claims are computed using actuarial assumptions and methods similar to that used for outstanding claims (refer note 11(f)). The outstanding claims liability is calculated gross of any reinsurance recoveries and a separate estimate is then made of the amounts that are expected to be recoverable from reinsurers based upon the gross provisions. Estimates of potential reinsurance recoveries are made on an individual claim basis for reported claims. The recoverability of these assets is assessed on a periodic basis to ensure that the balance is reflective of the amounts that will ultimately be received.

(c) The effect of changes in assumptions

The effect of changes in assumptions on the net outstanding claims liability, which incorporates the reinsurance and other recoveries receivable on outstanding claims, is disclosed in note 11(i).

(d) Risk management

The IAG Group has in place a dedicated risk management function responsible for the development and maintenance of the risk management framework. The framework includes a written Reinsurance Management Strategy ("REMS") which sets out key elements of the reinsurance management framework, processes for setting and monitoring the Maximum Event Retention ("MER"), processes for selecting, implementing, monitoring and reviewing reinsurance arrangements, and identification, roles and responsibilities of those charged with managerial responsibility for the reinsurance management framework. The REMS is prepared in accordance with the prudential standards issued by APRA. The REMS is updated annually and approved by the Board.

The REMS identifies the IAG Group's policies and procedures, processes and controls that comprise its risk management and control systems relating to reinsurance. Annually, the Board certifies to APRA that adequate strategies have been put in place to monitor those risks, that systems are in place to ensure compliance with legislative and prudential requirements, and that the Board has satisfied itself as to compliance with the REMS.

NOTE 12: REINSURANCE AND OTHER RECOVERIES ON OUTSTANDING CLAIMS (CONTINUED)

(e) Reinsurance programme

Risks underwritten are reinsured in order to limit exposure to losses, stabilise earnings, protect capital resources and ensure efficient control and spread of the risks underwritten. Each subsidiary that is an insurer has its own reinsurance programme and determines its own risk limits. To facilitate the reinsurance process and to create economies of scale, the IAG Group has established a captive reinsurance operation comprising companies located in Australia, Malaysia, Ireland (in run-off), and a Lloyd's syndicate based out of Singapore. This operation acts as the reinsurer for the IAG Group by being the main buyer of the IAG Group's outwards reinsurance program. The reinsurance operation is intended to manage reinsurance and earnings volatility and the IAG Group's exposure to catastrophe risk. The operation retains a portion of the intercompany business it assumes and retrocedes (passes on) the remainder to external reinsurers. The REMS provides that the reinsurance retention is not to exceed 4% of net earned premium.

While a large portion of the business ceded by the Consolidated entity's subsidiaries is reinsured with the IAG Group's captive reinsurance operation, individual business units do purchase additional reinsurance protection outside the IAG Group. This generally relates to facultative reinsurance covers and selected treaty reinsurance arrangements for the Australian commercial insurance operations. IAG's reinsurance operation helps to facilitate these arrangements.

(i) Current programme

The reinsurance operation purchases reinsurance on behalf of IAG Group entities to cover a maximum return period of at least APRA's minimum of 1:250 year event on a single site basis but is authorised to elect to purchase covers up to 1:250 year event on a whole of portfolio basis. Dynamic Financial Analysis modelling is used to determine the optimal level to which reinsurance should be purchased for capital efficiency, compared with the cost and benefits of covers available in the market.

The external reinsurance programmes consist of a combination of the following reinsurance protection:

- A Group Catastrophe cover which is placed in line with the strategy of buying to the level of a 1:250 year event on a modified whole of portfolio basis. The catastrophe programme is negotiated on an annual calendar year basis. Covers purchased are dynamic; the maximum event retention ("MER") changes as total requirements change and as the reinsurance purchase strategy evolves.
- Excess of Loss reinsurance which provides "per risk" protection for retained exposures of IAG's Commercial Property and engineering businesses in Australia, New Zealand and Thailand after the placement of Surplus reinsurance.
- Excess of loss reinsurance for all casualty portfolios including CTP, Public Liability and Workers' Compensation.
- Excess of Loss reinsurance in respect of pandemic exposures in Australia and New Zealand.

(ii) Changes during the year

The catastrophe event limit cover purchased was maintained at $3.5 billion. However, with effect from February 2007, for Australia only, the MER for a first event arising from a physical peril was reduced from $200 million to $169 million, dropping to a lower amount for a second event. The decision to decrease the retained single event physical peril loss was made as the cost of the coverage available in the reinsurance market was such that the transaction proved to be capital efficient compared with retaining the risk against the Consolidated entity's capital. The overall MER for the Group remains at $200 million as the retained loss arising from a pandemic was unaffected by the purchase of this coverage. From modelling undertaken within the Group, it is expected that by December 2007 the pandemic exposure in Australia and New Zealand will reduce so as to fall below the event retentions purchased for physical perils.

(iii) Credit risk

Reinsurance arrangements mitigate insurance risk but potentially expose the IAG Group to credit risk. Reinsurance is placed with companies based on an evaluation of the financial strength of the reinsurers, terms of coverage, and price. The IAG Group has clearly defined credit policies for the approval and management of credit risk in relation to reinsurers. The Consolidated entity monitors the financial condition of its reinsurers on an ongoing basis and periodically reviews the reinsurers' ability to fulfil their obligations to the Consolidated entity under respective existing and future reinsurance contracts. Some of the reinsurers are domiciled outside the jurisdictions in which the IAG Group operates so there is the potential for additional risk such as country risk and transfer risk.

The level and quality of reinsurance protection is an important element in understanding the financial strength of an insurer. There is limited value in purchasing reinsurance protection from a reinsurer when that reinsurer may be unable to meet its payment obligations upon submission of a claim.

It is IAG Group policy to deal with reinsurers with credit ratings of at least Standard & Poor's "BBB+" (or other rating agency equivalent) without collateralisation, the principle being that the IAG Group does not trade off price for risk below the minimum acceptable level of BBB+. The longer the tail of the direct insurance, the more important is the credit rating of the reinsurer. For some newly acquired businesses a transition period is used for implementation of this policy. Where the credit rating of a reinsurer falls below the threshold level during the period of risk, there exists a contractual right to replace the counterparty. Some of the reinsurance protection is purchased on a "collateralised" basis, where reinsurers have deposited funds equivalent to their participation in a trust fund. The counterparty credit profile of the reinsurance programme currently stands with more than 75% of the limit for the 2007 programme with parties rated by Standard & Poor's as "AA" category or better.

Having reinsurance protection with strong reinsurers also benefits the Consolidated entity in its regulatory capital calculations. The risk charges vary with the grade of the reinsurers such that higher credit quality reinsurance counterparties incur lower APRA regulatory capital charges.

(iv) Concentrations of credit risk

Reinsurance contracts are entered into with a number of reinsurers from different countries. The IAG Group's placement of reinsurance is diversified such that it is neither dependent on a single reinsurer nor are the operations of the IAG Group substantially dependent upon any single reinsurance contract. There is some concentration of credit risk within the reinsurance recoveries receivable balance, with counterparties having accumulated balances from reinsurance programmes in place over a number of years, however, the level of reinsurance cover entered into with individual reinsurers is sufficiently diversified so as to avoid a concentration charge in the regulatory capital calculation (refer note 34).

	CONSOLIDATED	
	2007 **$m**	2006 $m
NOTE 13: DEFERRED ACQUISITION COSTS		
Reconciliation of movements for the financial year		
Deferred acquisition costs at beginning of the financial year	**591**	621
Deferred acquisition costs acquired as part of business combination	**112**	1
Acquisition costs deferred during the year	**1,305**	1,060
Amortisation charged to profit for the year	**(1,223)**	(1,081)
Net foreign exchange movement	**4**	(10)
Deferred acquisition costs at the end of the financial year	**789**	591

The carrying value of deferred acquisition costs includes $45 million (2006 – $46 million) which is expected to be amortised more than 12 months from reporting date.

	2007 **$m**	2006 $m
NOTE 14: UNEARNED PREMIUM LIABILITY		
(a) Reconciliation of movements for the financial year		
Unearned premium liability at beginning of the financial year	**3,503**	3,586
Unearned premium acquired as part of business combination	**521**	63
Deferral of premiums on contracts written during the year	**3,531**	3,383
Earning of premiums written in previous years	**(3,357)**	(3,485)
Net foreign exchange movement	**15**	(44)
Unearned premium liability at the end of the financial year	**4,213**	3,503

The carrying value of unearned premium liability includes $142 million (2006 – $146 million) which is expected to be earned more than 12 months from reporting date.

(b) Liability adequacy test

The liability adequacy test has been conducted using the central estimate of the premium liabilities calculation for reporting to APRA (refer note 34), adjusted as appropriate, together with an appropriate margin for uncertainty for each portfolio of contracts, being Australia personal insurance operations, Australia commercial insurance operations, the non-Australia reinsurance operations, the New Zealand operations, the Asia operations and the United Kingdom operations. The test is based on prospective information and so is heavily dependent on assumptions and judgements.

The liability adequacy test as at 30 June 2007 resulted in a surplus for each portfolio of contracts. In the prior year a deficiency of $11 million was recognised as an unexpired risk liability for the reinsurance operations portfolio of contracts. This deficiency represented the amount by which the present value of the expected future cash flows relating to future claims of $202 million (which is inclusive of risk margin and is net of related reinsurance recoveries of $201 million) exceeded the unearned premium liability of $313 million less the related deferred reinsurance expense of $122 million.

For the purposes of the liability adequacy test, the present value of expected future cash flows for future claims including the risk margin for the Consolidated entity of $3,134 million (2006 – $2,513 million) comprises the discounted central estimate of $2,977 million (2006 – $2,280 million), and a risk margin of $157 million (2006 – $233 million based on different methodology).

The risk margin included in the Consolidated entity's expected future cash flows for future claims as a percentage of the central estimate is 5.3% (2006 – 10.2% based on different methodology). The margin was determined based on an assessment of the recent historical experience in relation to the volatility of the insurance margin for each portfolio of contracts (2006 – the risk margin determined to give a probability of adequacy of 75%). Where there was insufficient historical experience for a portfolio, such as for a start up business, a probability of adequacy of 75% was used.

The test has not been applied using the statistical concept of probability of adequacy. Hence the risk margin applied for the purposes of the liability adequacy test has been determined using a different methodology to that used for the determination of the risk margin for the outstanding claims liability. The probability of adequacy represented by the liability adequacy test, which for each portfolio fell in the range from 60% to 75%, also differs from the probability of adequacy adopted in determining the outstanding claims liability. The reason for these differences is that the former is in effect an impairment test used only to test the sufficiency of net premium liabilities whereas the latter is a measurement accounting policy used in determining the carrying value of the outstanding claims liability carried on the balance sheet.

	CONSOLIDATED	
	2007 **$m**	2006 $m
NOTE 15: INVESTMENTS		
(a) Listed		
Money market securities		
– Australian government and semi-government	**2,227**	1,893
– Foreign government and institutions	**1,337**	867
– Australian financial institutions and corporate	**235**	151
Equity and trust securities		
– Australian	**1,411**	1,961
– International	**272**	597
	5,482	5,469
(b) Unlisted		
Money market securities		
– Foreign government and institutions	**373**	191
– Australian financial institutions and corporate	**4,231**	3,961
Equity and trust securities		
– Australian	**186**	160
– International	**612**	148
	5,402	4,460
	10,884	9,929

The carrying value of investments includes $5,730 million (2006 – $7,037 million) which is expected to be settled more than 12 months from reporting date. The total investments above includes derivatives with a net fair value of $17 million (2006 – $1 million). None of the investments have been pledged as collateral (2006 – none).

During the financial year the IAG Group reduced its sensitivity to equity markets, following changes to its strategic asset allocation and investment strategy which resulted in an increase in cash and fixed interest securities to about 55% of invested equity holders' funds.

The change in asset allocation reflects a combination of:

- the asset management team choosing to reduce the portfolio exposure to equities within the tolerances provided in the IAG Group's various asset mandates;
- recognition of increasing charges for equity holdings proposed by Standard & Poor's; and
- reviewing the IAG Group's asset allocation in conjunction with its earnings profile as the IAG Group continues to expand its portfolio of business outside of Australia and New Zealand.

There has been no change to the asset allocation for the assets backing insurance liabilities.

NOTE 16: TRADE AND OTHER RECEIVABLES		
Reinsurance and other recoveries on paid claims	**223**	140
Provision for impairment	**(8)**	(8)
	215	132
Other trade debtors	**51**	31
Provision for impairment	**(7)**	(11)
	44	20
Premium funding loans secured on policies (net of unearned interest)	**106**	127
Provision for impairment	**(2)**	(2)
	104	125
GST recoverable on gross outstanding claims liability	**434**	284
Investment income receivable	**124**	94
Investment transactions not yet settled at reporting date	**50**	12
Corporate treasury derivatives receivable	**1**	(1)
Other debtors	**234**	98
	1,206	764

The Parent has other debtors of $Nil as at 30 June 2007 (2006 – $1 million).

Trade and other receivables are non-interest bearing with the exception of premium funding loans and are normally settled between 30 days and 12 months. The balance has not been discounted because the effect of the time value of money is not material. The net carrying amount of receivables is a reasonable approximation of the fair value of the assets because of the short term nature of the assets. A portion of the trade and other receivables balance is owed by related parties, which are considered to be fully recoverable.

NOTE 17: PROPERTY, PLANT AND EQUIPMENT

2007	CONSOLIDATED Land and buildings $m	Motor vehicles $m	Other plant and equipment $m	Total $m
(a) Composition				
At cost*	**113**	**73**	**410**	**596**
Accumulated depreciation*	**(12)**	**(25)**	**(262)**	**(299)**
Balance at the end of the financial year	**101**	**48**	**148**	**297**

* Additions through business combinations are presented on a gross basis.

2007				
(b) Reconciliation of movements for the financial year				
Balance at the beginning of the financial year	**65**	**48**	**144**	**257**
Additions	**10**	**24**	**40**	**74**
Disposals	**(4)**	**(11)**	**(16)**	**(31)**
Additions through business combinations	**35**	**-**	**23**	**58**
Depreciation	**(4)**	**(13)**	**(44)**	**(61)**
Net foreign exchange movement	**(1)**	**-**	**1**	**-**
Balance at the end of the financial year	**101**	**48**	**148**	**297**

2006				
(c) Composition of comparatives				
Cost	70	71	336	477
Accumulated depreciation	(5)	(23)	(192)	(220)
Balance at the end of the financial year	65	48	144	257

There are no accumulated impairment charges as at 30 June 2007 (2006 – $Nil).

The net carrying amount of all classes of property, plant and equipment is considered a reasonable approximation of the fair value of the assets in the context of the financial statements. For property in Australia, this assessment included consideration of valuations prepared as at the reporting date by Mr Scott Fullarton FAPI of Scott Fullarton Valuations Pty Limited.

There are no items of property, plant and equipment pledged as security for liabilities. The depreciation expense amounts are allocated across various lines in the income statement.

NOTE 18: INTANGIBLE ASSETS

2007	CONSOLIDATED Software development expenditure $m	Lloyd's syndicate capacity $m	Brands $m	Other contractual arrangements $m	Distribution channels $m	Customer relationships $m	Total $m
(a) Composition							
Cost	**195**	**138**	**177**	**24**	**269**	**208**	**1,011**
Accumulated amortisation	**(95)**	**-**	**(14)**	**(7)**	**(11)**	**(23)**	**(150)**
Accumulated impairment charges	**(7)**	**-**	**-**	**-**	**-**	**-**	**(7)**
Net foreign exchange movements	**(1)**	**(7)**	**(9)**	**-**	**(13)**	**(9)**	**(39)**
Balance at the end of the financial year	**92**	**131**	**154**	**17**	**245**	**176**	**815**

NOTE 18: INTANGIBLE ASSETS (CONTINUED)

	CONSOLIDATED						
2007	Software development expenditure $m	Lloyd's syndicate capacity $m	Brands $m	Other contractual arrangements $m	Distribution channels $m	Customer relationships $m	Total $m
(b) Reconciliation of movements for the financial year							
Balance at the beginning of the financial year	**52**	**–**	**–**	**5**	**–**	**–**	**57**
Additions acquired and developed	**33**	**–**	**–**	**–**	**–**	**–**	**33**
Additions through business combinations	**31**	**138**	**177**	**19**	**269**	**208**	**842**
Amortisation	**(18)**	**–**	**(14)**	**(7)**	**(11)**	**(23)**	**(73)**
Impairment losses recognised during the year	**(7)**	**–**	**–**	**–**	**–**	**–**	**(7)**
Net foreign exchange movements	**1**	**(7)**	**(9)**	**–**	**(13)**	**(9)**	**(37)**
Balance at the end of the financial year	**92**	**131**	**154**	**17**	**245**	**176**	**815**
2006							
(c) Composition of comparatives							
Cost	58	–	–	5	–	–	63
Accumulated amortisation	(6)	–	–	–	–	–	(6)
Balance at the end of the financial year	52	–	–	5	–	–	57

(d) Notes on intangible assets

(i) Software development expenditure

The software development expenditure comprises assets acquired as well as internally generated assets. The capitalisation of the software development expenditure involves the exercise of judgement in determining whether the costs incurred will be recovered through the probable generation of future economic benefits from the internal use of the asset. This process is supported by the preparation of detailed business cases and subsequent review processes that are required to approve a project estimated to cost more than $2 million. The future economic benefits expected to be realised from the capitalised software development expenditure will benefit various operating functions and so the amortisation of the assets is included in the claims expense, acquisition costs, other underwriting expenses, and corporate, administration and other expenses lines in the income statement.

(ii) Acquired intangible assets

All of the intangible assets other than the capitalised software development expenditure intangible asset have been acquired. Each of the acquired intangible assets have finite useful lives other than the Lloyd's syndicate capacity asset which has an indefinite life. The amortisation of the acquired intangible assets forms part of corporate, administration and other expenses in the income statement. A broad description of the nature of each of the significant intangible assets is provided here:

- Lloyd's syndicate capacity – This represents the value of the purchased syndicate capacity which is in the access it gives to the future underwriting profits of the business.
- Brands – This represents the acquired revenue generating value represented by the brands utilised in the United Kingdom underwriting and broking businesses.
- Distribution channels – This represents the acquired value of established distribution channels in the United Kingdom and includes both external broker channels as well as affinity partner channels.
- Customer relationships – This represents the acquired value from the ongoing renewals from the existing customer lists and includes both broker to customer relationships and underwriter to customer relationships.
- Other contractual arrangements – This relates primarily to the licence held by the Hastings business to use its fully integrated insurance application.

(iii) Other intangible assets

There are a number of other intangible assets that are controlled but which are not presented on the balance sheet because they do not meet the recognition criteria. These are both acquired and internally generated intangible assets. These include brands, information technology systems, customer relationships and distribution channels.

	CONSOLIDATED	
	2007 **$m**	2006 $m
NOTE 19. GOODWILL		
(a) Composition		
Goodwill	**2,246**	1,505
Net cumulative foreign exchange movements	**(24)**	(19)
Accumulated impairment charges	**-**	-
	2,222	1,486
(b) Reconciliation of movement for the financial year		
Goodwill at beginning of the financial year	**1,486**	1,463
Additional goodwill amounts arising from business combinations	**741**	53
Net foreign exchange movements during the year	**(5)**	(30)
Goodwill at the end of the financial year	**2,222**	1,486
(c) Allocation to cash generating units		
Australia personal insurance operations	**418**	418
Australia commercial insurance operations	**730**	724
New Zealand insurance operations	**319**	294
Asia insurance operations	**53**	50
United Kingdom insurance operations	**681**	-
Reinsurance operations	**21**	-
	2,222	1,486

The goodwill relating to certain acquisitions outside Australia is denominated in currencies other than Australian dollars and so is subject to foreign exchange rate movements.

The impairment testing of the goodwill involves the use of accounting estimates and assumptions. The recoverable amount of each cash generating unit is determined on the basis of value in use calculations. The value in use is calculated using a discounted cash flow methodology covering a five or 10 year period with an appropriate terminal value at the end of year five or 10, less net assets, for each of the key business units within a cash generating unit.

The following describes the key assumptions on which management has based its cash flow projections to undertake impairment testing of goodwill:

- Cash flow forecasts – Cash flow forecasts are based on five year business plans.
- Terminal value – Terminal value is calculated using a perpetuity growth formula based on the cash flow forecast for year five or 10, the discount rate (after tax) and a terminal growth rate.
- Terminal growth rates – Terminal growth rates are based on past performance and management's expectations for future performance in each segment and country.
- Discount rate – Discount rates used reflect the risk free rate, an appropriate beta and equity risk premium (after tax) in each segment and country, risk adjusted where applicable. Discount rates used are pre-tax.

The cash flow projections derived values for the cash generating units that were in excess of the carrying value of goodwill. Reasonably possible changes in the key assumptions on which the recoverable amounts are based would not cause the respective recoverable amounts for each cash generating unit to fall short of the carrying amounts at 30 June 2007.

As the IAG Group continues to expand and incorporate businesses into the IAG Group, reporting structures may change requiring a reconsideration of the identification of the cash generating units.

	CONSOLIDATED 2007 $m	CONSOLIDATED 2006 $m
NOTE 20: TRADE AND OTHER PAYABLES		
Trade creditors		
– Commissions payable	**112**	116
– GST payable on premium receivable	**75**	62
– Stamp duty payable	**60**	69
– Other	**248**	179
	495	426
Loan from former related party[i]	**79**	83
Other payables		
– Other creditors and accruals	**327**	186
– Investment creditors	**193**	40
– Interest payable on interest bearing liabilities	**26**	8
	1,120	743

Note:

(i) The loan from former related party relates to an entity that was previously a subsidiary and is now in liquidation. The loan is expected to be settled in conjunction with the final distribution from that entity by the liquidator.

At 30 June 2007, the Parent has interest payable on interest bearing liabilities of $20 million (2006 – $1 million) and other creditors and accruals of $Nil (2006 – $1 million).

Trade and other payables are unsecured, non-interest bearing and are normally settled within 30 days with the exception of the deferred payable under acquisition agreements which is expected to be settled by 2011. This is grouped as part of total other creditors and accruals. The balance has not been discounted because the effect of the time value of money is not material. The carrying amount of payables is a reasonable approximation of the fair value of the liabilities because of the short term nature of the liabilities.

	Notes	PARENT 2007 $m	PARENT 2006 $m	CONSOLIDATED 2007 $m	CONSOLIDATED 2006 $m
NOTE 21: INTEREST BEARING LIABILITIES					
(a) Composition					
Unsecured					
Unsecured notes	(c)(ix)	–	–	**89**	–
NZD senior term notes	(c)(i)	–	–	**45**	41
Receivables refinancing debt	(c)(ii)	–	–	**6**	–
Derivatives related to USD subordinated term notes	(c)(iv)	–	–	**125**	95
Subordinated term notes	(c)(iii)	–	–	**299**	299
USD subordinated term notes	(c)(iv)	–	–	**283**	323
Euro/USD floating rate notes	(c)(v)	–	–	**46**	–
GBP subordinated term notes	(c)(vi)	**591**	–	**591**	–
Reset preference shares	(c)(vii)	**550**	550	**550**	550
Perpetual subordinated loan	(c)(viii)	–	–	–	2
Secured					
Secured mortgage		–	–	**2**	–
Less: capitalised transaction costs		**(11)**	(3)	**(19)**	(14)
		1,130	547	**2,017**	1,296

The interest bearing liabilities are listed broadly in order of liquidity. The carrying value of interest bearing liabilities (gross, without deducting transaction costs) includes $1,141 million (2006 – $550 million) for the Parent and $1,460 million (2006 – $1,310 million) for the Consolidated entity, which is expected to be settled after more than 12 months from reporting date. The carrying value of the capitalised transaction costs for the Consolidated entity at reporting date comprises mainly $9 million relating to the GBP subordinated term notes and $6 million relating to the reset exchangeable securities.

		PARENT		CONSOLIDATED	
	Notes	**2007 $m**	2006 $m	**2007 $m**	2006 $m
(b) Reconciliation of movements for the financial year					
Balance at the beginning of the financial year		**547**	545	**1,296**	1,331
Debts acquired on acquisitions of subsidiaries					
Secured variable rate bank loan		**-**	-	**556**	-
15.6% deep discounted bonds		**-**	-	**348**	-
Secured mortgage		**-**	-	**2**	-
Unsecured notes issued to vendor (Equity Insurance Group)		**-**	-	**93**	-
Euro/USD floating rate notes and receivables refinancing		**-**	-	**71**	-
New issues					
Issue of GBP subordinated term notes		**625**	-	**625**	-
GBP short term notes issued for acquisitions of subsidiaries	(c)(vi)	**350**	-	**350**	-
Repayments					
Repayment of GBP short term notes	(c)(vi)	**(350)**	-	**(350)**	-
Repayment of tranche of NZD senior term notes		**-**	-	**-**	(46)
Repayment of perpetual subordinated loan		**-**	-	**(2)**	-
Repayment of Euro/USD floating rate notes and receivables refinancing		**-**	-	**(15)**	-
Repayment of secured variable rate bank loan		**-**	-	**(556)**	-
Repayment of 15.6% deep discounted bonds		**-**	-	**(348)**	-
Other movements					
Foreign exchange movement on USD subordinated term notes		**-**	-	**(40)**	8
Foreign exchange movement on cash flow hedge		**-**	-	**40**	(8)
Other fair value movement on cash flow hedge		**-**	-	**(10)**	7
Foreign exchange movement on NZD senior term notes		**-**	-	**-**	(4)
Other foreign exchange movements		**(33)**	-	**(38)**	1
Discount on GBP subordinated term notes		**(6)**	-	**(6)**	-
Transaction costs capitalised during the financial year		**(6)**	-	**(6)**	-
Amortisation of capitalised transaction costs		**3**	2	**7**	7
Balance at the end of the financial year		**1,130**	547	**2,017**	1,296

(c) Significant terms and conditions

(i) NZD senior term notes

The NZ$50 million senior term notes were issued through IAG (NZ) Holdings Limited's medium term note programme. The notes were issued at a discount and mature in August 2008. They are fixed rate notes (7.25% payable semi-annually) with the principal and interest flows denominated in New Zealand dollars. Amounts are translated into the equivalent Australian dollars using the reporting date exchange rate. The primary difference between the Australian dollar equivalent of the face value of the notes at inception and the carrying value is due to foreign exchange rate movements.

(ii) Receivables refinancing debt

Hastings Insurance Services Limited has entered into a receivables financing agreement for a minimum period of three years commencing 10 January 2006. The facility under the agreement is GBP 15 million with an interest rate of the published base rate of Barclays Bank PLC plus 1.25%.

(iii) Subordinated term notes

The subordinated term notes have a face value of $300 million and were issued through Insurance Australia Limited's debt issuance programme. $250 million carry a fixed rate and were issued at a discount whilst $50 million carry a floating interest rate. The notes mature in November 2012, however, they may be redeemed at par at the issuer's option from November 2007 onwards, subject to the approval of APRA. If the notes are not redeemed in November 2007, all notes become floating rate notes with an interest rate of the three month Bank Bill Swap Rate plus a margin of 1.58% per annum. The notes qualify as Lower Tier 2 capital for the purposes of Insurance Australia Limited's APRA regulatory capital position.

NOTE 21: INTEREST BEARING LIABILITIES (CONTINUED)

(c) Significant terms and conditions (continued)

(iv) USD Subordinated term notes

The USD subordinated term notes have a face value of US$240 million and were issued at par by NRMA Insurance Funding 2003 Limited (a wholly owned subsidiary of Insurance Australia Limited). They are fixed rate notes (5.19% payable semi-annually), with the principal and interest flows denominated in US dollars, which are hedged with cross currency swaps and interest rate swaps. Cash flow hedge accounting is applied for this hedge arrangement (refer note 33 for further information). The notes mature in April 2015, however, they may be redeemed at par at the issuer's option from April 2010 onwards, subject to the approval of APRA. If the notes are not redeemed in April 2010, all notes become floating rate notes with an interest rate of the three month Libor plus a margin of 2.04% per annum. The notes qualify as Lower Tier 2 capital for the purposes of Insurance Australia Limited's APRA regulatory capital position.

(v) Euro/USD floating rate notes

The Euro/USD floating rate notes comprise three issues:

- Notes with a face value of EUR12 million and were issued by Empire Equity Limited. They are senior variable rate notes with an interest rate of the three month Euribor plus 4.25%. The notes mature on 7 September 2025 but are redeemable at the option of the issuer from 7 September 2010.
- Notes with a face value of EUR12 million and were issued by Advantage Insurance Company Limited. They are subordinated variable rate notes with an interest rate of the three month Euribor plus 3.95%. The notes mature on 23 December 2025 but are redeemable at the option of the issuer from 23 December 2010.
- Notes with a face value of US$8 million and were issued by Advantage Insurance Company Limited. They are subordinated variable rate notes with an interest rate of the three month US dollar Libor plus 3.95%. The notes mature on 23 December 2025 but are redeemable at the option of the issuer from 23 December 2010.

(vi) GBP subordinated term notes

The GBP subordinated term notes were issued with face value of GBP250 million (equivalent to $625 million at date of issue) by the Company and were issued at a discount. They are fixed rate notes listed on the London Stock Exchange (5.625% payable annually) with the principal and interest flows denominated in GBP. Amounts are translated into the equivalent Australian dollars using the reporting date exchange rate. The primary difference between the Australian dollar equivalent of the face value of the notes at inception and the carrying value is due to foreign exchange rate movements. The notes mature on 21 December 2026 (non-callable for the first ten years). If the notes are not redeemed by 21 December 2016, all notes become floating rate notes with an interest rate of the three month GBP Libor plus 1.61%. The notes qualify as Lower Tier 2 capital for the purpose of APRA's regulatory capital position.

The notes were issued to UK institutional investors as part of the funding of the acquisition of Equity Insurance Group and repayment of the short term notes of GBP140 million (equivalent to $350 million) which was raised to fund the earlier acquisition of the Hastings and Advantage insurance operations.

(vii) Reset preference shares

The reset preference shares ("RPS") are a hybrid security with characteristics of both debt and equity. The securities were issued in two tranches referred to as RPS1 (face value of $350 million issued June 2002, ASX code IAGPA) and RPS2 (face value of $200 million issued June 2003, ASX code IAGPB).

The RPS entitle the holder to a preferred, but not cumulative, distribution (currently 5.63% per annum for RPS1 and 4.51% per annum for RPS2). The distributions are payable semi-annually in arrears on 15 December and 15 June and are able to be franked. The distributions are expected to be fully franked and if a distribution is unfranked or partially franked, the distribution will be increased to compensate for the unfranked component. Because of the hybrid nature of the securities, distributions on the RPS are not the same as interest payments and may not always be paid, as there are a number of conditions that must be met before a distribution can be paid. If distributions are not paid on the RPS, no dividends can be paid and no returns of capital can be made on ordinary shares unless IAG takes certain actions.

The RPS may be exchanged by IAG or the holder on a reset date, by the holder upon a specified trigger event (such as change in control of IAG by a takeover bid), or by IAG on a tax event (such as a more than insignificant increase in taxation costs), regulatory event (such as not all of the RPS being entitled to be treated as Tier 1 capital for regulatory reporting purposes) or following certain takeovers or schemes of arrangements. While the holder may initiate an exchange, IAG is able to select the method of exchange being either conversion into ordinary shares, arranging for a third party to acquire the RPS for their face value, or to redeem, buy back or cancel the RPS (subject to APRA approval). The RPS convert into ordinary shares that would rank equally in all respects with all other ordinary shares. All conversions into ordinary shares, other than a holder requesting conversion on a reset date, will receive a discount of 2.5% of the ordinary share price used in calculating the number of ordinary shares to be issued on conversion. The next reset dates for RPS1 and RPS2 are 15 June 2012 and 15 June 2008 respectively.

During the current financial year, RPS1 passed its first reset date at which time IAG reset the margin, the market rate and the next reset date. The way the dividend is calculated and the payment frequency were not changed. The total face value of the RPS1 on issue remains at $350 million.

A comparison of previous terms to the reset terms of RPS1 is as follows:

	Reset terms	Previous terms
Reset date	15 June 2012	15 June 2007
Margin	1.10%	1.90%
Market rate	6.94%	6.38%
Dividend rate	5.63%	5.80%

The RPS rank in priority to ordinary shares for the payment of dividends and in the event of a winding up. In a winding up, all RPS will rank equally for return of capital behind all other creditors of IAG, and ahead of ordinary shares. The RPS would rank equally with RES if the RES are exchanged into preference shares. Except in limited circumstances, the RPS do not carry voting rights at general meetings.

(viii) Perpetual subordinated loan

The perpetual subordinated loan was repaid during the financial year ended 30 June 2007. The loan was between Mutual Community General Insurance Proprietary Limited, a non-wholly owned subsidiary, and the minority interest equity holder in that company. The loan carried a fixed rate of interest.

(ix) Unsecured notes

Unsecured notes with a face value of GBP38 million were issued to the management of Equity Insurance Group by IAG UK Holdings Ltd on 8 January 2007. Amounts are translated into the equivalent Australian dollars using the reporting date exchange rate. The primary difference between the Australian dollar equivalent of the face value of the notes at inception and the carrying value is due to foreign exchange movements. The obligations under the notes are guaranteed by IAG. The notes were issued in three tranches. The first tranche has a face value of GBP33 million with an interest rate of GBP 6 month Libor per annum. The notes mature in January 2009 and are redeemable at the option of the holder on a six monthly basis from July 2007 onwards. The second tranche has a face value of GBP2 million, with an interest rate of GBP 12 month Libor per annum and is due to be redeemed in January 2010. The third tranche has a face value of GBP3 million, with an interest rate of GBP 6 month Libor per annum. The notes are redeemable at the option of the holder at July 2008 and January 2009. In July 2007 GBP18 million of the first tranche was redeemed.

		CONSOLIDATED			
		Facilities drawn at reporting date		Facilities available	
	Notes	**2007 $m**	2006 $m	**2007 $m**	2006 $m
(d) Financing arrangements					
Standby letter of credit facilities	(i)	**59**	67	**65**	74
Standby facility	(ii)	**–**	–	**30**	30
Debt issuance programme	(iii)	**299**	299	**750**	750
NZ medium term note programme	(iv)	**45**	41	**45**	41
Receivables refinancing debt		**6**	–	**35**	–

Various entities within the Consolidated entity have facilities outstanding with external service providers, mostly banks, providing short term financing arrangements for specific situations not significant to the Consolidated entity including standby letters of credit, and guarantees for lease guarantees and performance bonds.

Notes:

(i) The standby letter of credit facilities are denominated in US dollars and are translated into equivalent Australian dollars using the reporting date exchange rate.

(ii) The standby facility is for liquidity support in the event that Insurance Australia Limited is unable to refinance maturing obligations under the debt issuance programme due to a market disturbance. Interest on this standby facility when drawn down is charged at a margin over the bank bill rate.

(iii) Insurance Australia Limited has a $750 million debt issuance programme. Standard & Poor's has assigned its "AA" long term and "A 1+" short term ratings to the programme's senior obligations and "AA–" to its subordinated notes. Insurance Australia Limited is rated "AA" for its insurer financial strength and counterparty credit ratings.

(iv) IAG (NZ) Holdings Limited has a NZ$50 million medium term note programme. Standard & Poor's has assigned a "AA" long term rating to the guaranteed and unsubordinated series of wholesale notes issued under the programme. The programme is guaranteed by Insurance Australia Limited. This programme is denominated in New Zealand dollars and is translated into equivalent Australian dollars using the reporting date exchange rate. Exchange rate movements are recognised in the foreign currency translation reserve.

	PARENT/CONSOLIDATED			
	2007 Number of shares in millions	2006 Number of shares in millions	**2007 $m**	2006 $m
NOTE 21: RECONCILIATION OF TOTAL EQUITY				
Share capital				
Ordinary shares				
Balance at the beginning of the financial year	**1,595**	1,594	**3,263**	3,263
Shares issued under institutional placement	**136**	–	**750**	–
Institutional placement share issue costs, net of tax	–	–	**(13)**	–
Shares issued under Share Purchase Plan	**23**	–	**125**	–
Share Purchase Plan issue costs, net of tax	–	–	**(1)**	–
Shares issued for the fully underwritten dividend	**40**	–	**237**	–
Shares issued under Performance Share Rights Plan	–	1	–	–
Balance at the end of the financial year	**1,794**	1,595	**4,361**	3,263
Treasury shares held in trust				
Balance at the beginning of the financial year	**(8)**	(6)	**(40)**	(34)
Acquisition of shares	**(5)**	(2)	**(30)**	(19)
Shares vested and/or released to participants	–	–	**1**	13
Balance at the end of the financial year	**(13)**	(8)	**(69)**	(40)

	PARENT		CONSOLIDATED	
	2007 $m	2006 $m	**2007 $m**	2006 $m
(a) Share capital (refer above)	**4,361**	3,263	**4,361**	3,263
(b) Treasury shares held in trust (refer above)	–	–	**(69)**	(40)
(c) Reserves				
Foreign currency translation reserve				
Balance at the beginning of the financial year	–	–	**(15)**	(6)
Net exchange difference on translation of foreign operations	–	–	**(73)**	(18)
Hedge of net investment in a subsidiary	–	–	**54**	9
Balance at the end of the financial year	–	–	**(34)**	(15)
Share based remuneration reserve				
Balance at the beginning of the financial year	–	–	**19**	13
Charged to profit for the year	–	–	**15**	19
Transfers from the reserve upon vesting of rights/shares	–	–	**(1)**	(13)
Balance at the end of the financial year	–	–	**33**	19
Hedging reserve				
Balance at the beginning of the financial year	–	–	**(10)**	(5)
Net movements in fair value of derivatives forming hedge	–	–	**(30)**	1
Net movements in fair value recognised in profit	–	–	**40**	(8)
Net tax impact on movements	–	–	**(3)**	2
Balance at the end of the financial year	–	–	**(3)**	(10)
Total reserves	–	–	**(4)**	(6)
(d) Retained earnings				
Balance at the beginning of the financial year	**686**	631	**274**	142
Profit attributable to equity holders of the Parent	**353**	702	**552**	759
Actuarial gains and (losses) on defined benefit superannuation plans, net of tax	–	–	**39**	21
Vesting of share based remuneration	–	–	–	(1)
Dividends declared and paid	**(492)**	(647)	**(492)**	(647)
Acquisition of minority interest in subsidiaries	–	–	**(5)**	–
Dividends on treasury shares held in trust	–	–	**4**	–
Balance at the end of the financial year	**547**	686	**372**	274
Parent interest	**4,908**	3,949	**4,660**	3,491

	PARENT		CONSOLIDATED	
	2007 $m	2006 $m	**2007 $m**	2006 $m
(e) Minority interests				
Balance at the beginning of the financial year	**-**	-	**180**	164
Profit attributable to minority interests	**-**	-	**77**	103
Actuarial gains and (losses) on defined benefit superannuation plans, net of tax, attributable to minority interests	**-**	-	**1**	-
Distributions to minority interests	**-**	-	**(86)**	(89)
Business combination	**-**	-	**-**	2
Balance at the end of the financial year	**-**	-	**172**	180
Minority interests comprising:				
– Share capital	**-**	-	**126**	126
– Retained earnings	**-**	-	**46**	54
Minority interests	**-**	-	**172**	180
Total equity	**4,908**	3,949	**4,832**	3,671

(f) Notes to sections (a) to (e) above

(i) Share capital

All ordinary shares on issue are fully paid. Ordinary shares entitle the holder to a vote at a general meeting of the Company and to participate in the dividends and the proceeds on winding up the Company in proportion to the number of, and amounts paid on, the shares held. Dividends, if declared, are subject to there being distributable profits available and not breaching APRA capital adequacy requirements.

During the current financial year, the Company made the following two issues of ordinary shares to fund the acquisition of Equity Insurance Group:

- $750 million issued through an institutional placement at $5.50 per ordinary share (completed 12 December 2006); and
- $125 million issued through a Share Purchase Plan at $5.50 per ordinary share (completed 31 January 2007).

During the financial year, the Company settled its interim dividend payable on 16 April 2007 with the issuance of 40.5 million fully paid ordinary shares priced at $5.8507 per share.

(ii) Treasury shares held in trust

Share based remuneration is provided in different forms to eligible employees and Non-executive Directors. To satisfy obligations under the various share based remuneration plans, shares are generally bought on market at or near grant date of the relevant arrangement and held in trust. Upon consolidation of the trusts, the shares held are recognised as treasury shares held in trust, as described in note 1(af). The balance of treasury shares held in trust at a reporting date represents the cumulative cost of acquiring IAG shares that have not yet been distributed to employees as share based remuneration.

(iii) Nature and purpose of reserves

Foreign currency translation reserve
The foreign currency translation reserve records the foreign currency differences arising from the translation of the financial position and performance of subsidiaries that have a functional currency other than Australian dollars.

Share based remuneration reserve
The share based remuneration reserve is used to recognise the fair value at grant date of equity settled share based remuneration provided to employees and Non-executive Directors over the vesting period, as described in note 1(z).

Hedging reserve
The hedging reserve is used to record gains or losses on derivatives that form part of hedging relationships which have been designated as cash flow hedges or net investment hedges, as described in note 1(q).

(iv) Minority interests

Minority interests represent the proportion of equity holders' equity that is attributable to minority shareholders. Minority interests relates to Insurance Manufacturers of Australia Pty Limited (Australia), World Class Accident Repairs (Cheltenham North) Pty Limited (Australia), Mutual Community General Insurance Proprietary Limited (Australia), NHCT Limited (Thailand) and Safety Insurance Public Company Limited (Thailand). During the financial year ended 30 June 2007, the Consolidated entity acquired the minority interests in Mike Henry Travel Insurance Limited (New Zealand) and DriveRight Limited (New Zealand).

	PARENT		CONSOLIDATED	
	2007 $m	2006 $m	**2007 $m**	2006 $m
NOTE 23: NOTES TO THE CASH FLOW STATEMENTS				
(a) Composition				
Cash and cash equivalents	**-**	1	**1,163**	718
	-	1	**1,163**	718

Cash and cash equivalents represent cash on hand and held with banks, deposits at call and money market investments readily convertible to cash within two working days, net of any bank overdraft. The net carrying amount of cash and cash equivalents is equivalent to the fair value of the assets because of the negligible credit risk and frequent repricing. There are no cash balances held that are not available for use in normal operations. The carrying amount of the cash and cash equivalents presented on the balance sheet is the same as that used for the purposes of the cash flow statements as there are no bank overdrafts used which are repayable upon demand.

	PARENT		CONSOLIDATED	
	2007 $m	2006 $m	**2007 $m**	2006 $m
(b) Reconciliation of profit for the year to net cash flows from operating activities				
Profit for the year	**353**	702	**629**	862
Depreciation of property, plant and equipment	**-**	-	**61**	47
Amortisation and impairment of intangible assets	**-**	-	**80**	14
Net realised gains on disposal of investments	**-**	-	**14**	(148)
Net unrealised gains on revaluation of investments	**-**	-	**(153)**	(295)
Net (gain)/loss on disposal of property, plant and equipment	**-**	-	**4**	4
Net foreign exchange (gains) and losses	**-**	-	**(22)**	34
Provision for doubtful debts and impairment	**-**	-	**2**	1
Amortisation of capitalised transaction costs	**2**	2	**4**	4
Retained earnings adjustment for net defined benefit (deficit)/surplus	**-**	-	**39**	21
Other	**-**	-	**(4)**	-
Decrease/(increase) in operating assets:				
Premium and other receivables	**5**	58	**(652)**	155
Prepayments and deferred levies and expenses	**-**	-	**(73)**	(4)
Deferred tax assets	**(5)**	(1)	**(36)**	(18)
Current tax assets	**-**	-	**(18)**	-
Inventories	**-**	-	**(1)**	-
Defined benefit superannuation asset	**-**	-	**(62)**	-
Increase/(decrease) in operating liabilities:				
Trade and other payables	**43**	12	**(51)**	(77)
Provisions	**-**	-	**8**	(9)
Current tax liabilities	**(36)**	(77)	**(32)**	(117)
Deferred tax liabilities	**-**	-	**16**	16
Outstanding claims liability	**-**	-	**470**	43
Unearned premium liability	**-**	-	**189**	(146)
Unexpired risk liability	**-**	-	**(11)**	-
Net cash flows from operating activities	**362**	696	**401**	387

(c) Significant non-cash transactions relating to financing and investing transactions

There were no financing or investing transactions during the year which have had a material effect on the assets and liabilities that did not involve cash flows.

NOTE 24: ACQUISITIONS AND DISPOSALS OF BUSINESSES

(a) Acquisition of subsidiaries

Details of acquisitions of subsidiaries for the financial year ended 30 June 2007 are as follows:

(i) Acquisition of a United Kingdom based general insurance business and insurance broker

On 4 December 2006, the Consolidated entity announced that it would acquire EIG (Investments) Limited, the holding company of the Equity Insurance Group. Equity Insurance Group is the United Kingdom's fifth largest motor underwriter, the eighth largest motor insurance broker and the largest motorcycle insurer. It operates through two key businesses – Equity Insurance Brokers and Equity Red Star, Lloyd's largest motor insurance syndicate.

The acquisition was completed on 8 January 2007 upon receipt of regulatory approval. The IAG Group consolidated Equity Insurance Group from and including 1 January 2007.

The total consideration for the acquisition was $1,425 million (including transaction costs) and was funded by the issue of ordinary shares, raising of long term debt and use of existing internal funds. Fund raisings included:

- $750 million of ordinary share capital issued through an institutional placement at $5.50 per ordinary share (completed 12 December 2006);
- GBP250 million ($625 million) of GBP subordinated term notes placed to UK institutional investors (completed 21 December 2006). GBP140 million ($350 million) of the proceeds of the notes were used to repay the short term bank loans raised for the acquisition of Hastings and Advantage;
- $125 million of ordinary share capital issued through a Share Purchase Plan at $5.50 per ordinary share (completed 31 January 2007);
- GBP37 million ($93 million) of unsecured notes issued; and
- sell down of $190 million of assets from existing internal funds.

The key changes made to bring the financial position of the acquired entities prepared in accordance with UK GAAP in line with the significant accounting policies of the Consolidated entity related to alignment of outstanding claims liability reserving policies. After those adjustments were made there were no significant fair value adjustments acquired. The fair value of the net assets and liabilities acquired are provisional.

(ii) Acquisition of a United Kingdom based insurance broker and general insurance business

The Consolidated entity, effective 29 September 2006, acquired 100% of the share capital of Hastings Insurance Services Limited ("Hastings") and Advantage Insurance Company Limited ("Advantage") which are involved in general insurance broking and underwriting in the United Kingdom, for total acquisition cost (including transaction costs) of $349 million.

The key changes made to bring the financial position of the acquired entities prepared in accordance with UK GAAP in line with the significant accounting policies of the Consolidated entity related to alignment of outstanding claims liability reserving policies. After those adjustments were made, there was only one significant fair value adjustment that revalued a property upwards from its historical cost. The fair value of the net assets and liabilities acquired are provisional.

(iii) Acquisitions of a Lloyd's managing agency and specialist Asian syndicate

Effective from 3 July 2006 the Consolidated entity acquired a newly formed Lloyd's managing agency and specialist Asian syndicate to support the development and management of its expanding Asia business for a total acquisition cost of $23 million. The businesses operate as Alba Group Pte Limited ("Alba"). The syndicate has access to all markets in which Lloyd's is licensed.

(iv) Acquisition of a Northern Ireland based insurance broker business

The Consolidated entity acquired Open & Direct Insurance Services Limited ("Open & Direct") and its subsidiaries effective 17 January 2007 for a total acquisition cost (including transaction costs) of $57 million.

NOTE 24: ACQUISITIONS AND DISPOSALS OF BUSINESSES (CONTINUED)

(a) Acquisition of subsidiaries (continued)

Details of the financial impact of the acquisitions made are as follows:

	CONSOLIDATED			
2007	**Open & Direct $m**	**Alba $m**	**Hastings and Advantage $m**	**Equity Insurance Group $m**
Purchase price:				
Cash paid	55	–	346	1,323
Deferred settlement	–	23	–	93[i]
Costs directly associated with acquisition	2	–	3	9
Total purchase consideration	57	23	349	1,425
Fair value of net identifiable assets acquired:				
Cash and cash equivalents	9	–	81	1,202
Investments	–	–	187	889
Receivables	6	–	114	463
Deferred acquisition costs	–	–	8	104
Property, plant and equipment	1	–	34	51
Deferred tax assets	–	–	–	81
Capitalised software development expenditure	–	–	–	31
Payables	(16)	–	(78)	(91)
Current tax liabilities	(1)	–	(3)	–
Unearned premium liability	–	–	(138)	(383)
Outstanding claims liability	–	–	(132)	(1,044)
Interest bearing liabilities	–	–	(71)	(906)
Other	(1)	–	23	(115)
Net identifiable assets acquired during the financial year	(2)	–	25	282
Intangible assets	45	–	168	598
Goodwill	14	23	156	545
	59	23	324	1,143

Note:
(i) Deferred settlement on Equity Insurance Group comprised of unsecured notes and deferred award rights.

The fair value of assets and liabilities is based on discounted cash flow models or the book values have been used as a proxy for fair value. In addition to the intangible assets recognised and disclosed above, there are other intangible benefits that have been acquired as part of the transactions. These benefits have not been recognised separately from goodwill because they were not separately recognisable and/or were not able to be reliably measured. These assets are principally the value of the workforce acquired and the value of cost and revenue synergies.

The measurement of identifiable intangible assets acquired in a business combination is highly subjective and there are a range of possible values that could be attributed for initial recognition. The IAG Group uses the skills and experience of valuation specialists in establishing an initial range within which the fair value is to be recognised. Judgement is then applied in selecting the value to be recognised on the balance sheet. Judgement is also applied in determining the useful life of the intangible assets which impacts directly on the amortisation charges to be incurred following an acquisition.

		CONSOLIDATED		
2007	**Open & Direct $m**	**Alba $m**	**Hastings and Advantage $m**	**Equity Insurance Group $m**
The net cash flow in relation to acquisitions is as follows:				
Cash consideration paid	**57**	**-**	**349**	**1,332**
Cash balance acquired	**(9)**	**-**	**(81)**	**(1,202)**
Net outflow of cash	**48**	**-**	**268**	**130**
Contribution from the acquired businesses (from date of acquisition):				
Income	**n/a***	**12**	**329**	**557**
Profit/(loss) before income tax	**n/a***	**(13)**	**(21)**	**2**

* Amounts for Open & Direct are included in the disclosure for Equity Insurance Group for these items.

The income, gross written premium and profit of the Consolidated entity for the year ended 30 June 2007 would have increased by $578 million and $408 million and $43 million respectively, had the subsidiaries acquired during the financial year been consolidated from the beginning of the financial year.

This information is at least in part based on the acquiree's unaudited management accounts prepared in accordance with the acquiree's accounting policies and does not include fair value adjustments. This information is not necessarily indicative of the operating results that would have occurred if the acquisition had been completed at the beginning of the financial year or of the operating results in future years at least in part because the information does not include expenses relating to integration of the businesses or the operating synergies to be realised.

Details of acquisitions of subsidiaries for the financial year ended 30 June 2006 are as follows:

(i) Acquisition of a Thailand based general insurance business

The Consolidated entity acquired all of the ordinary shares in IAG Insurance (Thailand) Ltd ("IAG Thailand") (formerly Royal and Sun Insurance Alliance (Thailand) Ltd) effective 4 July 2005. This subsidiary is involved in general insurance underwriting in Thailand.

The key changes made to bring the financial position of IAG Thailand prepared in accordance with Thai GAAP in line with the significant accounting policies of the Consolidated entity related to an analysis of all insurance products on offer to confirm the status as insurance contracts, the measurement of all investments at fair value through profit or loss, and the alignment of outstanding claims liability reserving policies. After those adjustments were made, there were no significant fair value adjustments required.

(ii) Acquisition of a further interest in a Thailand based listed general insurance business

On 10 February 2006, an additional 16.7% interest was acquired in Safety Insurance Public Company Limited ("Safety Insurance") taking the then 21.6% shareholding to 38.3%. A general tender offer to all Safety Insurance shareholders was subsequently lodged at the end of February 2006. The tender closed on 27 March 2006 with the Consolidated entity holding 96.09% of the voting share capital. The entity has been deemed to be a subsidiary from 31 March 2006.

Safety Insurance, which has been listed on the Stock Exchange of Thailand since 1977, is Thailand's seventh largest general insurer and sixth largest motor insurer and generated approximately A$100 million in gross written premium per annum at the time. Providing predominantly motor insurance, as well as fire, marine and other general insurance, Safety Insurance distributes its products through insurance agents and brokers, as well as selling direct to customers.

The key changes made to bring the financial position of Safety Insurance prepared in accordance with Thai GAAP to comply with the significant accounting policies of the Consolidated entity related to an analysis of all insurance products on offer to confirm the status as insurance contracts, the measurement of all investments at fair value through profit or loss, and the alignment of outstanding claims liability reserving policies. After those adjustments were made, there were no significant fair value adjustments required.

(iii) Acquisition of a specialist New Zealand underwriter

On 3 May 2006, IAG New Zealand Limited acquired a 51% share of DriveRight Limited, a specialist underwriter of mechanical breakdown insurance in New Zealand, with a contractual obligation, subject to certain criteria being satisfied, to acquire the remaining 49% on or before 31 August 2008. This obligation was fulfilled in October 2006 (see note 24(b)).

NOTE 24: ACQUISITIONS AND DISPOSALS OF BUSINESSES (CONTINUED)

(a) Acquisition of subsidiaries (continued)

Details of the financial impact of the acquisitions made are as follows:

	CONSOLIDATED	
2006	Safety Insurance $m	IAG Thailand $m
Purchase price:		
Cash paid	68	34
Costs directly associated with acquisition	2	2
Total purchase consideration	70	36
Fair value of net identifiable assets acquired:		
Cash and cash equivalents	10	6
Investments	107	18
Receivables	30	22
Deferred acquisition costs	–	1
Property, plant and equipment	9	1
Deferred tax assets	8	–
Capitalised software development expenditure	(19)	(18)
Payables	(3)	(1)
Current tax liabilities	(58)	(5)
Unearned premium liability	(30)	(14)
Other	(2)	–
Less: transfer of associate to subsidiary	(11)	–
Net identifiable assets acquired during the financial year	41	10
Intangible assets	–	5
Goodwill*	29	21
	29	26

* The goodwill on Safety Insurance includes the goodwill amount on the first acquisition in 1998 (which rounded to zero).

The fair value of assets and liabilities are based on discounted cash flow models or the book values have been used as a proxy for fair value. In addition to the intangible assets recognised and disclosed above, there are other intangible benefits that have been acquired as part of the transactions. These benefits have not been recognised separately from goodwill because they were not separately recognisable and/or were not able to be reliably measured. These assets are principally the value of the workforce acquired and the value of cost and revenue synergies.

The net cash flow in relation to acquisitions is as follows:

Cash consideration paid	70	36
Cash balance acquired	(10)	(6)
Net outflow of cash	60	30
Contribution from the acquired businesses (from date of acquisition):		
Income	28	37
Profit/(loss) before income tax	1	1

The gross written premium and profit of the Consolidated entity for the year ended 30 June 2006 would have been higher by $63 million and $3 million respectively, had the subsidiaries acquired during the year been consolidated from the beginning of the financial year.

(b) Other acquisitions

Details of other acquisitions for the financial year ended 30 June 2007 are as follows:

(i) Mike Henry Travel Insurance Limited

On 7 July 2006, the remaining 49.9% share of Mike Henry Travel Insurance Limited, a specialist travel underwriter, was acquired for a purchase consideration of $4 million.

(ii) DriveRight Limited

On 20 October 2006, IAG New Zealand Limited acquired the remaining 49% share of DriveRight Limited, a specialist underwriter of mechanical breakdown insurance in New Zealand, was acquired for a purchase consideration of $2 million.

Details of other acquisitions for the financial year ended 30 June 2006 are as follows:

(i) Acquisition of an interest in a Malaysian based composite insurance business

On 31 March 2006, the Consolidated entity acquired a 30% strategic stake in AmAssurance Berhad, a Malaysian based general and life insurer. Based on the annual report for the year ended 31 March 2006 prepared under Malaysian generally accepted accounting principles, AmAssurance Berhad had gross assets of RM1,783 million (approximately $653 million). The general insurance operations generate an annual gross written premium of RM438 million (approximately $161 million).

(c) Disposal of subsidiaries

During the financial year ended 30 June 2007 there were no disposals of subsidiaries by the Consolidated entity.

During the year ended 30 June 2006 the Consolidated entity disposed of New Zealand Car Parts Limited. As this disposal was not significant to the Consolidated entity no further disclosure is provided.

NOTE 25: DETAILS OF SUBSIDIARIES

The following entities constitute the Consolidated entity:

	Notes	Country of Incorporation/formation	Extent of beneficial interest if not 100% 2007 %	2006 %
Ultimate Parent				
Insurance Australia Group Limited		Australia	–	–
Subsidiaries				
Australian general insurance operations				
Insurance Australia Limited		Australia		
NRMA Personal Lines Holdings Pty Limited		Australia		
Insurance Manufacturers of Australia Pty Limited		Australia	**70.00**	70.00
World Class Accident Repairs (Cheltenham North) Pty Limited		Australia	**70.00**	70.00
CGU Insurance Australia Limited		Australia		
CGU Insurance Limited		Australia		
Swann Insurance (Aust) Pty Ltd		Australia		
Mutual Community General Insurance Proprietary Limited		Australia	**51.00**	51.00
IAG Re Australia Limited (formerly NZI Insurance Australia Limited)		Australia		
Sitrof Australia Limited		Australia		
CGU-VACC Insurance Limited		Australia		
CGU Workers Compensation (NSW) Limited		Australia		
CGU Workers Compensation (VIC) Limited		Australia		
CGU Workers Compensation (SA) Limited		Australia		
CGU Premium Funding Pty Ltd		Australia		
New Zealand operations				
IAG (NZ) Holdings Limited	C	New Zealand		
IAG New Zealand Limited	C,E	New Zealand		
Mike Henry Travel Insurance Limited	C	New Zealand		50.10
National Auto Club Underwriters Agency (NZ) Limited	C	New Zealand		
Clipper Club Underwriters Limited	C	New Zealand		
DriveRight Limited	B	New Zealand		51.00

NOTE 25: DETAILS OF SUBSIDIARIES (CONTINUED)

	Notes	Country of Incorporation/formation	Extent of beneficial interest if not 100% 2007 %	2006 %
New Zealand operations (continued)				
New Zealand Insurance Limited	C	New Zealand		
State Insurance Limited	C	New Zealand		
Direct Insurance Services Limited	C	New Zealand		
Swann Insurance (NZ) Limited	C	New Zealand		
IAG (NZ) Share Plan Nominee Limited	C	New Zealand		
The IAG New Zealand Limited Employee Share Plan	C	New Zealand		
The IAG Performance Awards Rights Plan for Executives in New Zealand	C	New Zealand		
NZI Staff Superannuation Fund Nominees Limited	C	New Zealand		
Belves Investments Limited	C	New Zealand		
United Kingdom operations				
IAG UK Holdings Limited	C	United Kingdom		–
EIG (Investments) Limited	C	United Kingdom		–
Equity Insurance Group Limited	C	United Kingdom		–
Equity Insurance Holdings Ltd	C	United Kingdom		–
Equity Red Star Limited	C	United Kingdom		–
Equity Syndicate Management Limited	C	United Kingdom		–
Equity Red Star Services Limited	C	United Kingdom		–
Equity Group 2005 Limited	C	United Kingdom		–
Equity Insurance Management Limited	C	United Kingdom		–
Equity Red Star Holdings Limited	C	United Kingdom		–
Equity Insurance Properties Limited	C	United Kingdom		–
Can Do Finance Limited	C	United Kingdom		–
Equity Nominee Services Limited	C	United Kingdom		–
ERSH Limited	C	United Kingdom		–
Cox Managing Agency Limited	C	United Kingdom		–
Equity Shared Services Limited	C	United Kingdom		–
Cox Commercial Limited	C	United Kingdom		–
CDCM (No 2) Limited	C	United Kingdom		–
CDCM Limited	C	United Kingdom		–
Equity Broking Management Limited	C	United Kingdom		–
Equity Red Star (accident & health) Limited	C	United Kingdom		–
Argent Insurance Practice Limited	C	United Kingdom		–
Bennetts UK Limited	C	United Kingdom		–
J McWhirter (Insurance Brokers) Limited	C	United Kingdom		–
M K Lyle (Life & Pensions) Limited	C	United Kingdom		–
HML Marketing Limited	C	United Kingdom		–
Brokersure.co.uk Limited	C	United Kingdom		–
Equity Claims Limited	C	United Kingdom		–
Equity Insurance Brokers Limited	C	United Kingdom		–
Anthony Kidd Agencies Limited	C	United Kingdom		–
Direct Insurance Services Limited	C	United Kingdom		–
Open & Direct Insurance Services Limited	C	United Kingdom		–
Open & Direct Insurance Services (Newtownards) Limited	C	United Kingdom		–
Open & Direct Insurance Services (Dungiven) Limited	C	United Kingdom		–
W.G. O'Kane Life & Pensions Ltd	C	United Kingdom		–
Advantage Insurance Company Limited	B	Gibraltar		–

	Notes	Country of incorporation/formation	Extent of beneficial interest if not 100% 2007 %	2006 %
United Kingdom operations (continued)				
Hastings Insurance Services Limited	C	United Kingdom		–
IAG Conquest House Limited	C	United Kingdom		–
Empire Equity Limited	B	Gibraltar		–
Logan Consultants Limited	B	Gibraltar		–
Other International operations				
IAG Re Limited	C	Ireland		
Alba Group Pte Ltd	C	Singapore		–
Alba Pte Ltd	C	Singapore		–
Alba Underwriting Pte Ltd	C	United Kingdom		–
Diagonal Underwriting Agency Limited	C	United Kingdom		–
IAG Re Labuan (L) Berhad	C	Malaysia		
IAG (Asia) General Pte Ltd	C	Singapore		
NHCT Limited	(i), C	Thailand	**49.00**	49.00
IAG Insurance (Thailand) Ltd	D	Thailand		
Safety Insurance Public Company Limited	D	Thailand	**96.09**	96.09
Beijing Continental Automobile Association Limited	C,D	China		
IAG China (Mauritius)	C	Mauritius		
China Investments (Mauritius)	C	Mauritius		
Investment operations				
IAG Asset Management Limited		Australia		
IAG Nominees Pty Limited		Australia		
IAG Portfolio Limited		Australia		
IAG Asset Management Cash Management Trust		Australia	**73.22**	62.30
IAG Asset Management Private Equity Trust		Australia	**83.20**	83.18
IAG Asset Management Fund of Hedge Funds		Australia		
Merrill Lynch Market Neutral Trust		Australia		–
Perpetual Market Neutral Trust		Australia		–
GMO Market Neutral Trust		Australia	**78.23**	–
ACA Acadian Market Neutral Trust		Australia		–
Corporate operations				
IAG International Pty Limited		Australia		
NRMA Information Services Pty Limited		Australia		
NRMA Insurance Funding 2003 Limited		Australia		
IAG Finance (New Zealand) Limited		Australia		
Insurance Australia Group Services Pty Limited		Australia		
IAG & NRMA Superannuation Pty Limited	A	Australia		
IAG Share Plan Nominee Pty Limited	A	Australia		
The IAG Share and Performance Award Rights Plan Trust		Australia		
ACN 007 078 140 Pty Limited	A	Australia		
Subsidiaries that commenced deregistration after 30 June 2007				
CGU Superannuation Pty Ltd	A	Australia		–
Entities deregistered during the year ended 30 June 2007				
Sitrof Life Holdings Limited		Australia	–	
Sitrof Superannuation Pty Ltd		Australia	–	
SWAPL Pty Limited		Australia	–	
IAG (Asia) Services Pte Ltd		Singapore	–	
IAG (Asia) Holdings Pte Ltd		Singapore	–	

NOTE 25: DETAILS OF SUBSIDIARIES (CONTINUED)

	Notes	Country of incorporation/formation	Extent of beneficial interest if not 100% 2007 %	2006 %
Entities in voluntary liquidation at 30 June 2007				
EIG (Acquisitions) Limited	C	United Kingdom	–	–
EIG (Finance) Limited	C	United Kingdom	–	–

General notes relating to a number of subsidiaries:

A Small proprietary companies that are not required to prepare, and have not prepared, audited financial statements.

B Audited by accounting firms not affiliated with KPMG.

C Audited by overseas KPMG firms.

D All subsidiaries have either a 30 June or 31 December financial year end. Entities which have a 31 December year end have been consolidated using financial information as at 30 June.

E All subsidiaries have only ordinary shares on issue except this entity also has perpetual preference shares on issue.

The following special conditions exist with respect to the IAG Group's Thai subsidiaries:

(i) IAG International Pty Limited owns 49% of the share capital of NHCT Limited and has a majority voting right and the right to appoint the board of directors of NHCT Limited. Therefore, NHCT Limited is considered a subsidiary of IAG International Pty Limited. The remaining 51% is held by Allessi Capital Co., Ltd, a company registered in Thailand.

(ii) IAG International Pty Limited owns 25% directly in IAG Insurance (Thailand) Ltd and is able to govern the financial and operating policies of the company through a further 75% interest held indirectly through its holding in NHCT Limited.

	Notes	Reporting date	Country of formation	Carrying value 2007 $m	Principal activity	Ownership interest 2007 %	2006 %
NOTE 26: INVESTMENT IN JOINT VENTURES AND ASSOCIATES							
(a) Interests in joint ventures and associates							
Joint venture							
NTI Limited	(i),A,C	30 Jun	Australia	2	Managing co-insurance arrangement	**50.00**	50.00
Associates							
AmAssurance Berhad	C	31 Mar	Malaysia	73	Insurance underwriting	**30.00**	30.00
First Rescue and Emergency (NZ) Limited	A,C	31 Mar	New Zealand	–*	Roadside assistance	**50.00**	50.00
Loyalty New Zealand Limited	A,C	31 Mar	New Zealand	–*	Loyalty programme	**25.00**	25.00
Sureplan NZ Limited	A,C	31 Mar	New Zealand	–*	Fleet risk management	**30.00**	30.00
AR Hub Pty Ltd	A,B	30 Jun	Australia	–*	Software development	**33.33**	33.33
Arista Insurance Limited		31 Dec	United Kingdom	–*	Wholesale broker	**25.60**	–
InsuranceWide.com Services Limited		31 Dec	United Kingdom	–*	Online aggregator	**26.70**	–
				75			

* Amounts round to zero.

General notes relating to a number of joint ventures and associates:

A Investment is measured at cost in the Consolidated entity due to materiality.

B Small proprietary companies that are not required to prepare, and have not prepared, audited financial statements.

C Audited by accounting firms not affiliated with KPMG.

None of the associates are listed on a stock exchange. Those entities that are equity accounted and that do not have a 30 June financial year end are equity accounted for using financial information for the year to 30 June which includes, at least in part, unaudited management results.

The following special conditions exist with respect to the joint venture:

(i) CGU Insurance Limited, a subsidiary of the Consolidated entity, has a 50% interest in NTI Limited, the principal activity of which is to facilitate a co-insurance arrangement of commercial motor vehicle business. The Consolidated entity's portion of the results of the co-insurance arrangement is recorded directly in its accounting records.

	CONSOLIDATED 2007 $m	2006 $m
(b) Reconciliation of movements in investment in joint ventures and associates for the financial year		
Balance at the beginning of the financial year	**74**	13
Investment in associate acquired during the financial year	**3**	73
Share of associate's net profit	**5**	2
Associate transferred to subsidiary	**-**	(11)
Net foreign exchange movements	**(6)**	(3)
Dividends received	**(1)**	-
Balance at the end of the financial year	**75**	74

(c) Summarised financial information of associate

These disclosures relate only to the investment in AmAssurance Berhad ("AmAssurance"), as all other investments in joint ventures and associates are not significant.

	2007 $m	2006 $m
Assets	**731**	653
Liabilities	**657**	590
Revenue	**343**	317
Profit*	**18**	14

Note:
* These amounts are for the year ended 31 March, being the financial year of AmAssurance, and have been extracted from the audited financial report of AmAssurance.

(d) Commitments and contingent liabilities

There are no capital or other commitments or contingent liabilities arising from the investment in AmAssurance that are significant to the Consolidated entity.

NOTE 27: EMPLOYEE BENEFITS

(a) Employee benefits provision

	2007 $m	2006 $m
Annual leave	**82**	75
Long service leave	**59**	56
Cash based incentive arrangements	**76**	72
Defined benefit pensions(i)	**10**	11
Defined benefit superannuation plans(ii)	**15**	(7)
	242	207

Notes:
(i) There is one defined benefit pension arrangement in Australia with a discounted liability of $7 million as at 30 June 2007 (2006 – $8 million) involving 82 participants (2006 – 86), and one defined benefit pension arrangement in New Zealand with a discounted liability of $3 million as at 30 June 2007 (2006 – $3 million) involving 51 participants (2006 – 52). These liabilities are met from the general assets of the relevant entities rather than assets being set aside in trust. Further details are not disclosed, as the financial impact of these arrangements is not significant to the Consolidated entity.
(ii) The 30 June 2006 amount for defined benefit superannuation plans represents an asset that should be presented separately on the balance sheet but is included here to align with the presentation of the comparative at that time.

The carrying value of employee benefits includes $59 million (2006 – $38 million) which is expected to be settled after more than 12 months from reporting date.

(b) Employee numbers

The Consolidated entity had 15,445 employees on a full time equivalent basis as at 30 June 2007 (2006 – 12,093).

(c) Cash based incentive arrangements

(i) Short term incentive plan

The short term incentive plan continued in operation during the year ended 30 June 2007. Eligible employees have the capacity to earn a proportion of their base pay as a cash incentive annually. The incentive opportunity is set depending on an employee's role and responsibilities. The majority of employees are on 10%, 15% or 20% plan. The incentive payments are determined based on an assessment of individual performance and achievement of a range of business unit and individual goals.

Australian employees, with maximum incentives of 20% and over, may elect to receive up to a maximum of 50% of their short term incentive plan benefit in the form of IAG shares rather than cash through the related bonus equity share plan. The plan facilitates the voluntary election to receive part of a bonus in the form of IAG shares and does not represent an additional remuneration benefit to the employee.

NOTE 27: EMPLOYEE BENEFITS (CONTINUED)

(c) Cash based incentive arrangements (continued)

(i) Short term incentive plan (continued)

The acquisition of the shares is funded by the participating employee's remuneration. There are no vesting conditions attached to the shares provided, there are limited forfeiture conditions, and they carry full dividend entitlements and voting rights from the time of allocation. The shares are purchased on market and held in trust subject to a restriction period for tax purposes of up to 10 years.

(ii) IMA long term incentive scheme

A long term incentive is provided to senior employees of Insurance Manufacturers of Australia Pty Limited ("IMA"). The long term incentive is split evenly between the two components. The first is an equity settled share based payment provided through the performance award rights plan (refer note 28(a)) and deferred award rights plan (refer note 28(b)(ii)). The other component is a cash based incentive arrangement involving a hurdle relating to compound growth in the IMA underwriting result.

(iii) Employee share plans

The following two employee share plans are not share based remuneration plans.

Exempt Purchase Offer ("EPO") – Australia only
The EPO allows Australian employees to voluntarily elect to receive up to $1,000 of their salary in the form of IAG shares, free of income tax, provided certain conditions are met. The plan is designed to utilise a tax concession known as the Tax Exemption Concession. Employees set aside funds for the purchase through a salary sacrifice arrangement. There is no vesting period but the shares are subject to a three year restriction period during which the shares cannot be sold or dealt with. Once purchased, the shares are held in the name of the employee who is entitled to dividends and voting rights from the date of allocation. There are no circumstances under which the shares can be forfeited. This arrangement is not accounted for as a share based payment.

Deferred Purchase Offer ("DPO") – Australia only
The DPO allows all full and part-time Australian employees of the IAG Group to voluntarily elect to receive a minimum of $1,500 of their salary, up to a maximum 30% of salary, in the form of IAG shares. The plan is designed to utilise a tax concession known as the Tax Deferral Concession. Employees set aside funds for the purchase through a salary sacrifice arrangement. There is no vesting period. The shares are purchased on market and held in trust subject to a restriction period for tax purposes of up to 10 years. The employee is entitled to receive dividend distributions and can vote (by providing voting instructions to the trustee) from the date of allocation. The only circumstance under which the shares can be forfeited is in the case of serious misconduct. This arrangement is not accounted for as a share based payment.

NOTE 28: SHARE BASED REMUNERATION

The provision of share based remuneration creates a link between shareholder value creation and rewarding employees. Share based remuneration encourages employee share ownership, links employee reward to the performance of the IAG Group and assists with retention of key personnel. This type of remuneration encourages employees to focus on creating shareholder value over the longer term.

The obligations under share based payment arrangements are covered by the on-market purchase of IAG ordinary shares which are held in trust. The shares are purchased on or near grant date at the prevailing market price. The arrangements are managed using in-house trusts, one for Australia and two for New Zealand, which are controlled for accounting purposes and so are subsidiaries of the Consolidated entity. The trustee for each trust is a subsidiary of the Consolidated entity. The trusts are administered by an external company.

The number of shares purchased to cover each tranche is determined by the trustee based on independent actuarial advice. The trusts allow for excess shares purchased in relation to one plan to be used to meet obligations of the other plans at the trustee's discretion. The trusts held 13,863,210 shares as at 30 June 2007 (2006 – 9,399,771 shares) representing 0.77% (2006 – 0.59%) of the share capital. This includes shares that are not controlled for accounting purposes and so not recognised as treasury shares.

Trading in IAG shares that are awarded under the share based remuneration arrangements is covered by the same restrictions that apply to all forms of share ownership by employees. These restrictions limit an employee trading in IAG shares where they are in a position to be aware, or are aware, of price sensitive information.

Share based remuneration is provided through a range of different plans each of which has different purposes and different rules. The share based remuneration expense amounts are included in the claims expense, other underwriting expenses, and corporate, administration and other expenses lines in the income statement.

(a) Non-executive Directors' share plan

The Non-executive Directors' share plan continued in operation during the year ended 30 June 2007. Non-executive Directors are required to receive at least 20%, but not in excess of 90%, of their annual IAG Board fee (at the time shares are allocated) in IAG shares, rather than in cash. Annual share allocations are generally made effective from 1 December each year. The shares vest on a pro-rata daily basis with limited forfeiture conditions and the participant is entitled to dividends and other shareholder rights during the vesting period. The on-market share price at grant date is used as the fair value of the equity instruments granted which for those granted during the current reporting period was $5.69. The shares are purchased on market and held in trust subject to a restriction period, for tax purposes, of between one and 10 years. The number of shares purchased is determined by the amount of the base fee each Director is to receive in IAG shares, the weighted average market price of the shares at the date of allocation, and the trustee's discretion to use excess shares from another plan.

(b) Senior management and executive share plans

The senior management and executive share plan arrangements consist of two separate arrangements working together. These two arrangements are the performance award rights plan and the deferred award rights plan which are detailed below. The IAG Nomination Remuneration & Sustainability Committee ("NRSC") approves the participation of each individual in the plans.

(i) Performance award rights (PARs) plan

The PARs plan continued in operation during the year ended 30 June 2007. The structure and operation of the plan is the same for employees in every jurisdiction. The rights are granted for nil consideration, are non-transferable, and can be settled only with existing IAG shares. Where the rights vest (the holder becomes entitled to exercise the right), the plan entitles participating employees to acquire one IAG ordinary share for each right. The exercise price for all rights is a nominal value of $1 per tranche of rights exercised. Holders do not receive dividends and do not have voting rights until the rights are exercised. IAG shares are bought on market and held in trust to satisfy future exercise of the rights.

The rights may vest between three and five years (the performance period) from a base date (calculation date for each tranche) subject to the satisfaction of two vesting conditions. The first vesting condition is not market related and requires the participant to continue in relevant employment. The second vesting condition is a market related performance hurdle based on a comparison of IAG's total shareholder return ("TSR", the measure of return on an investment in IAG ordinary shares) with the TSR of a peer group of companies in the S&P/ASX 100 index. The peer group includes insurers and non-insurers because the IAG Group competes for capital with a range of large listed companies across many industries. For the performance hurdle, a tiered vesting scale is applied, such that all rights vest if IAG's relative TSR is at the 75th percentile of the peer group, scaling down so that 50% of rights vest if IAG's TSR performance is at the 50th percentile of the peer group. No rights vest if IAG's TSR performance is below the 50th percentile of the peer group. Testing for the satisfaction of the performance hurdle occurs quarterly during the performance period. If there is a takeover of IAG, the Board has discretion to determine if and when rights should vest.

If either of the vesting conditions is not met then the rights lapse. The rights also lapse where the holder chooses to forego the rights, and all rights expire 10 years from grant date where they have not previously lapsed or been exercised.

The following information relates to rights issued under the PARs plan for the current year:

						NUMBER OF RIGHTS AT END OF YEAR	
Grant date	**Fair value at grant date**	**Rights on issue at beginning of year**	**Rights granted during year**	**Rights exercised during year**	**Rights lapsed during year**	**On issue**	**Exercisable**
24/12/2002	$1.870	2,188,614	–	(336,246)	(507,709)	1,344,659	186,792
22/09/2003	$2.840	3,913,469	–	–	(78,391)	3,835,078	–
10/12/2003	$2.764	400,000	–	–	–	400,000	–
26/03/2004	$3.287	941,786	–	–	(45,022)	896,764	–
17/09/2004	$2.715	4,126,000	–	–	(110,000)	4,016,000	–
30/11/2004	$2.718	905,500	–	–	(23,000)	882,500	–
30/03/2005	$3.269	41,000	–	–	–	41,000	–
19/09/2005	$3.187	4,500,000	–	–	(181,000)	4,319,000	–
30/11/2005	$2.596	693,000	–	–	–	693,000	–
22/03/2006	$3.145	189,000	–	–	–	189,000	–
19/12/2006	$4.013	–	3,149,500	–	(37,750)	3,111,750	–
13/03/2007	$3.660	–	304,500	–	(3,000)	301,500	–
		17,898,369	3,454,000	(336,246)	(985,872)	20,030,251	186,792

The fair value of the rights is calculated as at the grant date using the Monte Carlo simulation methodology. The valuations take into account the probability of achieving the market related performance hurdle. For those rights granted during the year to 30 June 2007, the following significant factors and assumptions were used:

Grant date	19/12/2006	13/03/2007
Share price on grant date ($)	$6.16	$5.96
Exercise price ($)	$1 per tranche exercised	$1 per tranche exercised
Risk free interest rate (%)	6.39%	6.34%
Expected share price volatility (%)	25%	25%
Expected dividend yield (%)	4.79%	4.95%
Expected life of rights (years)	3.673 years	3.660 years

Some of the assumptions, including expected share price volatility, are based on historical data which is not necessarily indicative of future trends. Reasonable changes in these assumptions would not have a material impact on the amounts recognised in the financial statements.

(ii) Deferred award rights (DARs) plan

The DARs plan was implemented in November 2006. The structure and operation of the plan is the same for employees in every jurisdiction. The rights are granted for nil consideration, are non-transferable, and can be settled only with existing IAG shares. Where the rights vest (the holder becomes entitled to exercise the right), the plan entitles participating employees to acquire one IAG ordinary share for each right. The exercise price for all rights is a nominal value of $1 per tranche of rights exercised. Holders do not receive dividends and do not have voting rights until the rights are exercised. IAG shares are bought on market and held in trust to satisfy future exercise of the rights.

The rights vest after a period as determined by the Board subject to the participants continuing in relevant employment for the full period. If there is a takeover of IAG, the Board has discretion to determine if and when rights should vest.

If the vesting condition is not met then the rights lapse. The rights also lapse where the holder chooses to forego the rights, and all rights expire 10 years from grant date where they have not previously lapsed or been exercised.

NOTE 28: SHARE BASED REMUNERATION (CONTINUED)

(b) Senior management and executive share plans (continued)

The following information relates to rights issued under the DARs plan:

						NUMBER OF RIGHTS AT END OF YEAR	
Grant date	**Fair value at grant date**	**Rights on issue at beginning of year**	**Rights granted during year**	**Rights exercised during year**	**Rights lapsed during year**	**On issue**	**Exercisable**
19/12/2006	$5.354	–	2,370,852	(21,937)	(38,435)	2,310,480	30,598
13/03/2007	$5.156	–	219,562	–	(2,250)	217,312	–
		–	2,590,414	(21,937)	(40,685)	2,527,792	30,598

In addition to the grant of DARs shown above, an additional 2,141,470 DARs were issued from 8 January 2007 as part of the consideration for the acquisition of the Equity Insurance Group (refer notes 24(a) and 32(c)(iii)).

The fair value of the rights is calculated as at the grant date using a Black Scholes valuation. For those rights granted during the year to 30 June 2007, the following significant factors and assumptions were used:

Grant date	19/12/2006	08/01/2007	13/03/2007
Share price on grant date ($)	$6.16	$6.54	$5.96
Exercise price ($)	$1 per tranche exercised	$1 per tranche exercised	$1 per tranche exercised
Risk free interest rate (%)	6.39%	6.50%	6.34%
Expected dividend yield (%)	4.79%	4.51%	4.95%
Expected life of rights (years)	3 years	3 years	3 years

Some of the assumptions are based on historical data which is not necessarily indicative of future trends. Reasonable changes in these assumptions would not have a material impact on the amounts recognised in the financial statements.

(c) Employee share plans

There are currently three employee share plans in operation but only one of them represents a form of remuneration (the Exempt Reward Offer) with the other two plans simply allowing IAG to facilitate Australian employees choosing to receive part of their base salary or short term incentive in the form of IAG shares (the Exempt Purchase Offer and the Deferred Purchase Offer) principally to take advantage of taxation concessions available under Australian law.

(i) Exempt Reward Offer ("ERO")

The ERO continued in operation during the year ended 30 June 2007. The plan was originally launched in 2005 as the Employee Share Reward Plan. The name was changed in 2006, when the scope of the plan was enhanced, to provide additional ways for employees to receive shares. The ERO involves the granting of shares (sometimes restricted shares which are subject to a holding lock) to a substantial percentage of employees in both Australia and New Zealand from time to time, arranged through different trusts with different terms and conditions.

Each financial year where the IAG Total Shareholder Return is higher than half of the companies in the S&P/ASX 100 index, and an offer is approved by the NRSC, an award of shares is made to eligible employees. The result of each tranche to date is as follows:

- For the 2008 financial year, the Board will determine in August 2007 whether the hurdle for the year ended 30 June 2007 was met and appropriate action will be taken at that time.
- For the 2007 financial year, the hurdle for the year ended 30 June 2006 was not met and so there was no issue of shares under the plan during the 2007 financial year.
- For the 2006 financial year, the hurdle for the year ended 30 June 2005 was met and so there was an issue of shares under the plan during the 2006 financial year.
  - For Australia, a grant of 1,472,064 shares was made to 7,872 employees (187 shares to each participant). The grant date was 18 November 2005. The full cost of purchasing the shares on market (used as the proxy for fair value of the grant) of $8 million (including brokerage) was recognised as an expense in the year to 30 June 2006.
  - For New Zealand, a grant of 287,232 shares was made to 1,536 employees (187 shares to each participant). The grant date was 18 November 2005. There were 177,307 shares available from a previous employee share plan arrangement which were able to be used for the current tranche and so only an additional 109,925 shares were purchased for the current tranche. The full cost of purchasing the shares on market (used as the proxy for fair value of the grant) is being expensed over the three year vesting period.

Further details regarding the arrangement in each of Australia and New Zealand is provided below.

Australia

Participation in the plan is open to employees that are not directors, that are not participants in the PARs plan, that have completed at least 12 months service on a date set prior to the allocation date, and that remain in relevant employment on the allocation date.

Eligible employees who accept the offer receive an allocation of IAG shares to the equivalent value of $1,000 based on the volume weighted average price at which IAG shares traded on the ASX for the week up to and including the allocation date. The arrangement is designed to comply with the conditions set out in the Australian tax legislation which gives permanent employees the opportunity to acquire up to $1,000 worth of shares at their tax market value in any one financial year as tax exempt remuneration, known as the Tax Exemption Concession. Although the number of shares paid to each employee is determined by a cash amount, the payment is made in shares and is therefore treated as an equity settled share based payment.

The shares are granted for nil consideration. Shares granted under the plan vest immediately but remain held in trust on behalf of the participants subject to a restriction period of the earlier of three years from the allocation date or cessation of employment. The participants are entitled to dividends, which are paid directly to the participants, and other shareholder rights during the restriction period. There are no circumstances under which the shares can be forfeited. The cost of acquiring the shares on market in the days leading up to the grant is generally used as a proxy for the grant date fair value of the equity instruments. Shares granted under this plan are purchased on market.

New Zealand
The general terms of the offer are the same as the Australian plan, however, because of the different taxation laws, shares granted under the New Zealand plan are subject to a three year vesting period. Employees that cease relevant employment before completion of the vesting period forfeit any entitlement to the shares. Under certain circumstances, such as retirement, death or permanent disability, the vesting period may be waived. Forfeited shares may be reallocated as part of a future approved offer or disposed of at the discretion of the trustee. Dividends received on forfeited shares may, at the trustee's discretion, be used to defray costs of administering the plan. Participants are entitled to dividends and full voting rights during the vesting period.

NOTE 29: SUPERANNUATION

Contributions are made to a number of superannuation plans in various countries. The majority of employees are defined contribution members with fewer than 9.0% (2006 – 8.0%) of employees participating on a defined benefit basis. Entry to defined benefit superannuation plans is closed and so all new employees are provided with defined contribution arrangements. The plans provide benefits for members or their dependants in the form of lump sum or pension payments generally upon ceasing relevant employment.

The superannuation expense for the year is included in the claims expense, other underwriting expenses, and corporate, administration and other expenses lines in the income statement.

(a) Defined contribution superannuation arrangements

Contributions to the plans are made in accordance with the governing rules of each plan together with relevant legislative requirements in each jurisdiction. The contributions are generally based on a percentage of employees' salaries.

The Consolidated entity contributed $67 million to the IAG & NRMA Superannuation Plan for defined contribution members during the year (2006 – $68 million) and there were no employer contributions payable at the end of the year for those members (2006 – $Nil).

The Consolidated entity is not exposed to risks or rewards of the defined contribution arrangements and has no obligations beyond the payment of contributions.

(b) Defined benefit superannuation arrangements

Employees who are entitled to defined benefit superannuation arrangements are members of one of nine superannuation plans, all of which are funded plans. The defined benefit sections of those plans are closed to new members and so membership is reducing over time. Contributions to the plans are made in accordance with the governing rules of each plan and the contribution recommendations of an independent actuary. In contrast to defined contribution superannuation arrangements, the future cost of the defined benefit superannuation plans is not known with certainty in advance. The benefits received for defined benefit members are generally based on length of service and final average salary together with the member's own contributions (if any). The net financial positions of the plans are recognised on the balance sheet of the Consolidated entity.

Australia
All Australian employees with defined benefit superannuation arrangements are members of the IAG & NRMA Superannuation Plan ("the IAG Plan"). There were 812 members as at reporting date (2006 – 881, 2005 – 980). The Consolidated entity has contributed to the IAG Plan during the year in accordance with the recommendations of the actuary and has contributed $6 million for defined benefit members (2006 – $7 million). There were no employer contributions payable at the end of the year (2006 – $Nil). The governing rules of the plan allow any surplus to be used to meet the contributions that would otherwise have been payable for both the defined benefit and defined contribution members of the plan.

There are two subsidiaries in the Consolidated entity, being Insurance Australia Group Services Pty Ltd and Insurance Manufacturers of Australia Pty Limited, with employees that are defined benefit members of the IAG Plan. While separate records are maintained for the liabilities relating to each member, there is effectively a sharing of the risks associated with the assets of the IAG Plan. For the measurement of the net financial position of the IAG Plan for recognition on the balance sheets of the employers sponsors, the assets of the IAG Plan are allocated between the employers in proportion to the actuarial reserves for each entity.

United Kingdom
Following the acquisition of the Equity Insurance Group (refer note 24) the Consolidated entity now has United Kingdom based defined benefit superannuation plans. The United Kingdom operation contributes to six defined benefit superannuation arrangements being The Christopherson's Final Salary Scheme, The Red Star Insurance Association Limited 1978 Retirement and Death Benefit Scheme, The Anthony Kidd Agencies Scheme, The Open and Direct Insurance Services Final Salary Scheme and two "B" schemes within the Lloyd's Superannuation Fund (a multi-employer scheme) being the Cox Services Limited Staff Pension Scheme and the HML Marketing Limited Staff Pension Scheme. They are referred to collectively as the "UK Plans". The UK Plans had 559 defined benefit members as at reporting date. The Consolidated entity contributed $4 million to the UK Plans for defined benefit members during the year.

None of the UK plans is individually significant to the financial report and so the information disclosed below is provided for the UK Plans together.

New Zealand
The New Zealand operation contributes to two defined benefit superannuation arrangements being the NZI Superannuation Fund and the IAG New Zealand Limited Staff Pension Scheme. The two New Zealand plans had 23 defined benefit members as at 30 June 2007 (2006 – 23) with a combined surplus of $3 million (2006 – $3 million). These New Zealand defined benefit superannuation arrangements are not disclosed in more detail as the financial impact of these arrangements is not significant to the Consolidated entity.

NOTE 29: SUPERANNUATION (CONTINUED)

(b) Defined benefit superannuation arrangements (continued)

	IAG Plan	UK Plans	Total	IAG Plan
	2007 $m	**2007 $m**	**2007 $m**	2006 $m
(i) Reporting date balances				
Fair value of net assets	**215**	**141**	**356**	191
Present value of defined benefit obligations (net discount rate)	**(165)**	**(162)**	**(327)**	(187)
Net defined benefit asset/(liability)	**50**	**(21)**	**29**	4
Contribution tax asset/(liability)	**9**	**6**	**15**	1
Net asset/(liability) recognised on the balance sheet	**59**	**(15)**	**44**	5

Where a plan incorporates both defined benefit and defined contribution arrangements, the amounts disclosed in this note represent only the defined benefit portion of the plan. Actuarial valuations are performed at each reporting date by an independent specialist. The financial information disclosed has been prepared in accordance with AASB 119 *Employee Benefits*.

	IAG Plan	UK Plans	IAG Plan
	2007 $m	**2007 $m**	2006 $m
(ii) Recognition of movement in net asset/(liability)			
Contributions expensed during the year	**6**	**5**	6
Reporting date valuation adjustment to profit	**(2)**	**(4)**	(1)
	4	**1**	5
Reporting date valuation adjustment to retained earnings	**(52)**	**(5)**	(29)
Total amount recognised for financial year in closing retained earnings	**(48)**	**(4)**	(24)
Reporting date valuation adjustments represent:			
Current service cost	**8**	**–**	8
Interest cost (net of tax)	**9**	**5**	9
Expected return on plan assets	**(13)**	**(4)**	(12)
Actuarial (gains) and losses	**(52)**	**(5)**	(29)
Total net amount recognised from reporting date valuation	**(48)**	**(4)**	(24)
(iii) Reconciliation of the movement in the present value of the defined benefit obligation			
Defined benefit obligation at the beginning of the financial year	**187**	**164**	200
Current service cost	**8**	**–**	8
Interest cost	**9**	**5**	9
Contributions by plan participants	**4**	**–**	2
Actuarial (gains) and losses	**(28)**	**(5)**	(14)
Benefits paid	**(15)**	**(2)**	(18)
Defined benefit obligation at the end of the financial year	**165**	**162**	187
(iv) Reconciliation of the movement in the fair value of assets			
Fair value of assets at the beginning of the financial year	**191**	**135**	178
Expected return on plan assets	**13**	**4**	12
Actuarial gains and (losses)	**16**	**–**	10
Contributions by employers	**6**	**4**	7
Contributions by plan participants	**4**	**–**	2
Benefits paid	**(15)**	**(2)**	(18)
Fair value of assets at the end of the financial year	**215**	**141**	191

* The UK Plans information disclosed in sections (iii) and (iv) provides the full year movement and not the period since the acquisitions.

(v) Plan assets

The percentage invested in each asset class at reporting date:

	IAG Plan	UK Plans	IAG Plan
	2007 **%**	**2007** **%**	2006 %
Australian shares	**36**	**–**	37
Overseas shares	**24**	**38**	25
Listed property trusts	**10**	**–**	10
Fixed interest	**25**	**61**	25
Cash	**5**	**1**	3

The assets of the IAG Plan are managed by the IAG Group. The assets of the IAG Plan do not include any shares issued by the Consolidated entity nor any property or other assets used by the Consolidated entity. The assets of the UK Plans are managed by independent trustee boards.

To determine the expected rate of return on assets, the actuary has considered the expected future investment returns for each major asset class net of investment tax and investment fees. These estimated returns for each asset class have been used to calculate the expected rate of return on the assets supporting the defined benefits based on the plans' target asset allocation and allowing for correlations of the investment returns between asset classes. The actual return on the IAG Plan assets for the year ended 30 June 2007 was 13.9% (2006 – 15.6%).

The assets of the UK Plans are managed by independent trustee boards.

(vi) Actuarial assumptions

Assumptions used in the determination of the financial position of the plans are reviewed annually and determined in conjunction with the independent actuaries to the plans. The principal actuarial assumptions used in determining the financial position of the plans include:

Discount rate (gross)*	**5.8**	**5.3**	5.1
Expected rate of return on plan assets supporting pension liabilities	**7.4**	**5.8**	7.4
Expected rate of return on other plan assets	**6.9**	**5.8**	6.9
Expected future salary increases	**4.0**	**4.6**	4.0
Future pension increases – adult/child	**2.5/0.0**	**3.1**	2.5/0.0

* The discount rate for the IAG Plan has been determined by reference to the market yields on AA rated corporate bonds (2006 – government bonds). The UK Plans discount rate has been determined by reference to the market yields on AA rated corporate bonds in the United Kingdom.

(vii) Sensitivity of measurement to actuarial assumptions

The superannuation arrangements are by nature long term. The majority of the assumptions reflect this and are not changed to reflect short term variations in factors. The discount rate required to be applied for the IAG Plan must reflect the market yields on corporate bonds (2006 – government bonds) and so is subject to change if those yields change. A 1% reduction in the discount rate would result in an $11 million increase in the present value of the defined benefit obligation of the IAG Plan and result in the net financial surplus becoming a $46 million surplus.

(viii) Historical information

The experience adjustments are as follows:

	IAG Plan	UK Plans	IAG Plan	IAG Plan
	2007 **$m**	**2007** **$m**	2006 $m	2005 $m
Plan liabilities	**6**	**2**	6	6
Plan assets	**16**	*****	10	19

* Amount rounds to zero.

The experience adjustments are based on the actuarial gain or loss after removing the impact of any change in assumptions.

	CONSOLIDATED	
	2007 **$m**	2006 $m
NOTE 30: COMMITMENTS		
Commitments are not recorded on the balance sheet but are disclosed here at face value.		
(a) Capital commitments		
Software development		
– Due within 1 year	**11**	–
– Due within 1 to 2 years	**11**	–
– Due within 2 to 5 years	**36**	–
– Due after 5 years	**26**	–
	84	–
(b) Operating lease commitments		
Property		
– Due within 1 year	**88**	81
– Due within 1 to 2 years	**92**	65
– Due within 2 to 5 years	**205**	56
– Due after 5 years	**435**	24
Plant and equipment		
– Due within 1 year	**16**	12
– Due within 1 to 2 years	**14**	7
– Due within 2 to 5 years	**8**	5
	858	250

Certain property, motor vehicles and computer equipment are leased under non-cancellable operating leases. Most leases are subject to annual reviews with increases subject to a set percentage or based on either movements in consumer price indices or operating criteria. Where appropriate, a right of renewal has been incorporated into the lease agreements at which time all terms and conditions may be renegotiated. There are no options to purchase the relevant assets on expiry of the lease. The operating lease commitments for property are to an extent offset by the receipt of sub-lease income of approximately $6 million per year from non-cancellable sub-leases.

(c) Software licence and rental commitments		
– Due within 1 year	**29**	39
– Due within 1 to 2 years	**7**	3
– Due within 2 to 5 years	**3**	1
	39	43
(d) Other commitments		
– Due within 1 year	**5**	9
– Due within 1 to 2 years	**6**	9
– Due within 2 to 5 years	**6**	6
	17	24

NOTE 31: CONTINGENCIES

(a) Contingent liabilities

Contingent liabilities are not recognised on the balance sheet but are disclosed here where the possibility of settlement is less than probable but more than remote. Provisions are not required with respect to these matters as it is not probable that a future sacrifice of economic benefits will be required or the amount is not reliably measurable. If settlement becomes probable, a provision is recognised. The best estimate of the settlement amount is used in measuring a contingent liability for disclosure.

In the normal course of business, transactions are entered into that may generate a range of contingent liabilities. These include:

(i) litigation arising out of insurance policies;

(ii) Hastings Insurance Services Limited ("Hastings"), a wholly owned subsidiary of IAG, has received a claim for alleged breaches of its duties under an agency agreement. The claim is for loss and damage suffered in excess of $24 million. Hastings was acquired by the Consolidated entity on 29 September 2006. The claims against Hastings may, if proved, constitute a breach of warranty under the Share Purchase Agreement ("SPA") relating to the Hastings acquisition, which if proved, would give rise to warranty claims against the previous owner;

(iii) undertakings for maintenance of net worth and liquidity support to subsidiaries in the Consolidated entity. It is normal practice to provide wholly owned subsidiaries with support and assistance as may be appropriate with a view to enabling them to meet their obligations and to maintain their good standing. Such undertakings constitute a statement of present intent only and are not intended to give rise to any binding legal obligation;

(iv) guarantees for performance obligations, including a guarantee in relation to a standby letter of credit issued in support of the Consolidated entity's participation in Lloyd's of London; and

(v) there is a potential assessment by the United Kingdom tax authority of outstanding tax payments relating to Hastings for tax years prior to the date when the company was acquired by the IAG Group. The amount of the assessment would not be significant to the IAG Group. The claim, if successful, would give rise to a claim under a tax indemnity provided by the previous owner.

It is not believed that there are any other potential material exposures to the Consolidated entity and there are no known events that would require it to satisfy the guarantees or take action under a support agreement.

(b) Reset exchangeable securities

In respect of the issue of reset exchangeable securities ("RES") by a wholly owned subsidiary, IAG Finance (New Zealand) Limited ("IAGF NZ"):

(i) IAGF NZ has granted to Permanent Trustee Company Limited ("Trustee"), the trustee of the RES, a fixed charge over its right, title and interest in the payments to it under the Portfolio Management Agreement and certain intragroup receivables. IAG Portfolio Limited, a wholly owned subsidiary of IAG, has granted to the Trustee a mortgage over IAG Portfolio Limited's portfolio of investments ("Portfolio") and a floating charge over its rights, property and undertaking as security to the RES holders.

(ii) Insurance Australia Limited has put in place an interest rate floor with IAG Portfolio Limited in the event the bank bill rate applicable to the calculation of the interest rate payable on the RES falls below a specified rate. This will enable IAG Portfolio Limited to generate sufficient income to allow IAGF NZ to make part or full interest payments on the RES.

(iii) In the event of an interest payment on the RES being unfranked, IAG must pay an amount into IAG Portfolio Limited to fund a gross-up of the interest payment on the RES.

(iv) IAG may exchange some or all of the RES for preference shares issued by IAG at any time. This exchange right is considered an embedded derivative within the RES and is recognised at fair value on the balance sheet. The exchange right has been assessed as having a fair value of $Nil at 30 June 2007 (2006 – $Nil).

(v) IAGF NZ may, in relation to the RES, change their terms, redeem them for cash or convert them into ordinary shares issued by IAG on any reset date. The next reset date is 15 March 2010.

(vi) IAGF NZ may, in relation to the RES, redeem them for cash or convert them into ordinary shares issued by IAG, if a tax event, regulatory event or acquisition event, as defined in the RES terms, occurs.

(vii) RES holders may redeem the RES on any reset date or if a trigger event, as defined in the RES terms, occurs.

(viii) IAG has an obligation to pay all costs, charges and expenses in managing the Portfolio including costs of the trustee and custodian.

(ix) IAG and other members of the IAG Group may be entitled to any surplus in the Portfolio from excess income from the Portfolio after the payment of aggregate interest payments on the RES or from excess net assets of the Portfolio after the payment of aggregate redemption amounts on the RES.

(c) Fiduciary activities

The Consolidated entity's fiduciary activities consist of investment management and other fiduciary activities conducted as manager, custodian or trustee for a number of investments and trusts. The funds managed on behalf of third parties which are not included in the Consolidated entity's balance sheet had a fair value as at 30 June 2007 of $2,012 million (2006 – $1,969 million). This does not include the investment by third parties in the IAG Asset Management Wholesale Trusts presented as minority interests in unitholders' funds on the balance sheet. The Consolidated entity is exposed to operational risk relating to managing these funds on behalf of third parties.

NOTE 32: RELATED PARTY DISCLOSURES

(a) Controlling entities

The ultimate parent entity in the Consolidated entity is Insurance Australia Group Limited which is incorporated in Australia.

(b) Subsidiaries

The Consolidated entity consists of Insurance Australia Group Limited and its subsidiaries (information in relation to ownership interests is provided in note 25). The IAG Group operates a shared services model with the use of dedicated units (such as head office finance providing accounting and processing services to operational entities) and entities (such as an entity that provides employee services, a technology company that provides software development services, and a reinsurance captive providing reinsurance services). All such intragroup transactions are charged to the relevant entities on either normal commercial terms and conditions, a direct and actual cost recovery basis or time allocation basis. Certain entities are economically dependent on other entities in the IAG Group. There are also loans between entities in the Consolidated entity. Only the transactions between the Parent and the wholly owned subsidiaries are disclosed here because all other transactions that have occurred among entities within the Consolidated entity have been eliminated for consolidation purposes.

(i) Transactions during the year

Aggregate amounts included in the determination of profit before income tax for the year that resulted from transactions with related parties within the wholly owned group were as follows:

	PARENT	
	2007 $m	2006 $m
Income		
Dividend revenue	**396**	745
Expenses		
Interest expense	**23**	26
(ii) Balances outstanding at reporting date		
Aggregate amounts receivable from, and payable to, subsidiaries were as follows:		
Receivables		
Amounts receivable	**155**	160
Loans receivable	**667**	–
Payables		
Amounts payable	**109**	84
Loans payable	**211**	313

The loans receivable and payable are either interest bearing or non-interest bearing and are repayable on demand.

While the Parent does not transact directly with all subsidiaries, the Parent does however generally receive dividends from all subsidiaries even if indirectly through other subsidiaries. Details of the tax sharing and tax funding agreements are disclosed in note 1(m)(ii).

Other notes:

(i) IAG & NRMA Superannuation Plan

Two subsidiaries in the Consolidated entity, Insurance Manufacturers of Australia Pty Limited and Insurance Australia Group Services Pty Limited, have employees that are defined benefit members of the IAG & NRMA Superannuation Plan (refer note 29). While separate records are maintained for the liabilities relating to each member, there is effectively a sharing of the risks associated with the assets of the plan.

(ii) Transactions with IAG Asset Management Wholesale Trusts

IAG Asset Management Wholesale Trusts (some of which are disclosed as non-wholly owned subsidiaries in note 25) were established to enable higher investment yields for smaller investment portfolios. All subsidiaries within the IAG Group can invest in the trusts in accordance with their investment mandates. All investments in these trusts are on normal commercial terms and conditions.

The IAG & NRMA Superannuation Plan, the net financial position of which is recognised on the balance sheet, has a significant holding in some of the IAG Asset Management Wholesale Trusts. All transactions between the plan and the trusts are on normal commercial terms and conditions.

(iii) Other

Both the amount of the transactions and the outstanding balances at reporting date relating to transactions between the Parent and other subsidiaries are not significant and no further information is disclosed.

(c) Key management personnel

(i) Details of compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of that entity. It is important to note that the Company's Non-executive Directors are specifically required to be included as key management personnel in accordance with Australian Accounting Standard AASB 124 *Related Party Disclosures*. However, the Non-executive Directors do not consider that they are part of "management".

The names and details of the Company's Non-executive Directors in office at any time during the financial year are as follows (Directors were in office for this entire period unless otherwise stated):

Mr JA Strong, Ms YA Allen, Mr JF Astbury, Mr PM Colebatch (appointed 1 January 2007), Mr GA Cousins, Mr ND Hamilton, Mr RA Ross and Mr B Schwartz.

During the year the following persons were the executives identified as key management personnel, with the greatest authority and responsibility for planning, directing and controlling the activities of the IAG Group:

Name	Current title
Mr MJ Hawker	Chief Executive Officer and Managing Director
Mr JP Breheny	Chief Executive Officer – Asia
Mr AM Coleman	Chief Risk Officer and Group Actuary
Mr NB Hawkins	Chief Executive Officer – IAG New Zealand
Mr DA Issa	Chief Executive Officer – Personal Insurance
Ms JS Johnson	Chief Executive Officer – Business Partnerships
Ms CF McLoughlin	Group Executive – Strategy
Ms SJ Mostyn	Group Executive – Culture & Reputation
Mr MJ Pirone	Chief Executive Officer – CGU Insurance
Mr N Utley[(i)]	Managing Director – UK
Mr J van der Schalk	Chief Executive Officer – Asset Management and Reinsurance
Mr G Venardos	Group Chief Financial Officer

Note:
(i) Mr N Utley joined the IAG Group as Chief Executive Officer – Equity Insurance Group on 8 January 2007.

Mr P Connell joined IAG Group as Chief Executive Officer Hastings Insurance Services ("Hastings") on 29 September 2006. He was a key management person only for the period up to 20 February 2007 at which time the process of integration of the Hastings operations with the newly acquired Equity Insurance Group commenced. IAG granted 29,400 PARs and 22,050 DARs to Mr Connell on 19 December 2007. He still holds these PARs and DARs.

The aggregate compensation of the key management personnel is set out below:

	CONSOLIDATED	
	2007 $000	2006 $000
Short term employee benefits	**15,108**	12,242
Post employment benefits	**1,266**	1,012
Other long term benefits	**169**	187
Termination benefits	**-**	2,440
Share based payments	**3,925**	3,242
	20,468	19,123

The key management personnel receive no compensation specifically in relation to the management of the Company. The compensation disclosed in the table above represents the key management personnel's estimated compensation received from the IAG Group in relation to their involvement in the activities with the Consolidated entity.

The Consolidated entity has applied the exemption under Corporations Amendment Regulations 2006 which exempts listed companies from providing remuneration disclosures in relation to the key management personnel in the financial statements as recognised by Accounting Standard AASB 124. These remuneration disclosures are provided in the Remuneration Report of the Directors' report. However, some disclosures are required to be replicated here.

NOTE [illegible] RELATED PARTY DISCLOSURES (CONTINUED)

(c) Key management personnel (continued)

(ii) Interest in securities

The tables below disclose the movements in total number of PARs, DARs and PSRs on issue held by each of the key management personnel. The PARs, DARs and PSRs were granted as payment of the share based payments remuneration of the share based payment remuneration policy. The Non-executive Directors, who are key management personnel, did not receive share based payments in the form of PARs, DARs and PSRs.

Holding of PARs

2007	PARs on issue 1 July Number	PARs granted during the year Number	PARs exercised during the year[1] Number	PARs lapsed during the year Number	PARs on issue 30 June Number	PARs vested and exercisable 30 June Number
Mr MJ Hawker	**1,632,000**	**250,000**	–	–	**1,882,000**	–
Mr JP Breheny	**100,000**	**47,000**	–	–	**147,000**	–
Mr AM Coleman	**294,019**	**47,000**	–	–	**341,019**	–
Mr NB Hawkins	**168,456**	**47,000**	–	–	**215,456**	–
Mr DA Issa	**259,002**	**56,500**	–	–	**315,502**	–
Ms JS Johnson	**81,328**	**47,000**	–	–	**128,328**	–
Ms CF McLoughlin	**80,000**	**42,500**	–	–	**122,500**	–
Ms SJ Mostyn	**248,799**	**42,500**	–	–	**291,299**	–
Mr MJ Pirone	**282,206**	**56,500**	–	–	**338,706**	–
Mr N Utley	–	**44,500**	–	–	**44,500**	–
Mr J van der Schalk	**149,004**	**47,000**	–	–	**196,004**	**22,753**
Mr G Venardos	**338,303**	**56,500**	–	–	**394,803**	–
Total	**3,633,117**	**784,000**	–	–	**4,417,117**	**22,753**
2006						
Mr MJ Hawker	1,200,000	600,000	(168,000)	–	1,632,000	–
Mr JP Breheny	–	100,000	–	–	100,000	–
Mr AM Coleman	258,195	90,000	(54,176)	–	294,019	–
Mr NB Hawkins	168,456[2]	–	–	–	168,456	–
Mr DA Issa	223,177	83,500	(47,675)	–	259,002	–
Ms JS Johnson	87,300[2]	–	(5,972)	–	81,328	–
Ms CF McLoughlin	–	80,000	–	–	80,000	–
Ms SJ Mostyn	214,307	80,000	(45,508)	–	248,799	–
Mr MJ Pirone	239,881	90,000	(47,675)	–	282,206	–
Mr J van der Schalk	149,004[2]	–	–	–	149,004	22,753
Mr G Venardos	305,048	100,000	(66,745)	–	338,303	–
Total	2,845,368	1,223,500	(435,751)	–	3,633,117	22,753
Executives who ceased as key management personnel during the year:						
Mr IF Brown	221,716	–	–	–	221,716	45,508
Mr RJ Jackson	161,451	90,000	–	–	251,451	–
Mr DRA Pearce	196,232	–	–	–	196,232	49,029
Mr DJP Smith	238,167	80,000	(48,560)	–	269,607	–
Total	817,566	170,000	(48,560)	–	939,006	94,537

Notes:
(1) $1 per tranche of PARs is payable to exercise. Nil remains unpaid per issued share acquired. For each PAR exercised, one IAG share was issued.
(2) This balance represents the PARs held by Mr Hawkins, Ms Johnson and Mr van der Schalk at the date of their appointment to the executive team.

Holding of PSRs

The PSRs plan was closed for issuing further PSRs from the financial year ended 30 June 2003.

2007

There were no movements of PSRs (2006 – no movements). Only Mr J van der Schalk held 40,000 PSRs at the beginning and the end of the financial year.

2006	PSRs on issue 1 July Number	PSRs exercised during the year[1] Number	PSRs lapsed during the year Number	PSRs on issue 30 June Number	PSRs vested and exercisable 30 June Number
Mr MJ Hawker	60,000	(60,000)	–	–	–
Ms SJ Mostyn	68,670	(68,670)	–	–	–
Mr J van der Schalk	40,000[2]	–	–	40,000	40,000

Notes:
(1) The exercise price was $1 per tranche of PSRs. Nil remains unpaid per issued share acquired. For each PSR exercised, one ordinary IAG share was issued.
(2) This balance represented the PSRs held by Mr van der Schalk at the date of his appointment to the executive team.

Holding of DARs

2007	DARs on issue 1 July Number	DARs granted during the year Number	DARs exercised during the year Number	DARs lapsed during the year Number	DARs on issue 30 June Number	DARs vested and exercisable 30 June Number
Mr MJ Hawker	–	187,500	–	–	187,500	–
Mr JP Breheny	–	35,250	–	–	35,250	–
Mr AM Coleman	–	35,250	–	–	35,250	–
Mr NB Hawkins	–	35,250	–	–	35,250	–
Mr DA Issa	–	42,375	–	–	42,375	–
Ms JS Johnson	–	35,250	–	–	35,250	–
Ms CF McLoughlin	–	31,875	–	–	31,875	–
Ms SJ Mostyn	–	31,875	–	–	31,875	–
Mr MJ Pirone	–	42,375	–	–	42,375	–
Mr N Utley	–	33,375	–	–	33,375	–
Mr J van der Schalk	–	35,250	–	–	35,250	–
Mr G Venardos	–	42,375	–	–	42,375	–
Total	–	588,000	–	–	588,000	–

NOTE 32: RELATED PARTY DISCLOSURES (CONTINUED)

(c) Key management personnel (continued)

(ii) Interest in securities (continued)

Holding of ordinary shares

The relevant interest of each of the key management personnel and their related parties in ordinary shares of IAG for the current year:

2007	Shares held at 1 July Number	Shares granted as remuneration during the year Number	Shares received on exercise of PSRs Number	Shares received on exercise of PARs Number	Net movement of shares due to other changes[(2)] Number	Total shares held at 30 June Number	Shares held nominally at 30 June[(1)] Number
Mr JA Strong	259,465	34,232	–	–	1,230	294,927	282,352
Ms YA Allen	7,959	4,564	–	–	246	12,769	12,523
Mr JF Astbury	65,694	4,564	–	–	738	70,996	60,421
Mr PM Colebatch	–	10,251	–	–	–	10,251	10,251
Mr GA Cousins	176,211	4,564	–	–	–	180,775	30,775
Mr ND Hamilton	101,268	20,539	–	–	520	122,327	116,817
Mr RA Ross	165,406	11,410	–	–	492	177,308	74,505
Mr B Schwartz	10,689	6,846	–	–	246	17,781	17,535
Mr MJ Hawker	1,378,059	–	–	–	60,063	1,438,122	59,817
Mr JP Breheny	–	–	–	–	–	–	–
Mr AM Coleman	62,052	–	–	–	(59,508)	2,544	2,544
Mr NB Hawkins	24,332	–	–	–	246	24,578	–
Mr DA Issa	47,675	–	–	–	–	47,675	–
Ms JS Johnson	5,972	–	–	–	1,343	7,315	1,343
Ms CF McLoughlin	–	–	–	–	9,216	9,216	8,970
Ms SJ Mostyn	130,261	–	–	–	246	130,507	–
Mr MJ Pirone	79,063	–	–	–	–	79,063	11,432
Mr N Utley	–	–	–	–	–	–	–
Mr J van der Schalk	–	–	–	–	–	–	–
Mr G Venardos	110,780	–	–	–	25,891	136,671	48,795

There were no shares received on exercise of DARs by the key management personnel as no DARs vested during the year ended 30 June 2007.

Notes:

(1) Nominally held shares are included in the column headed total shares held at 30 June. Total shares are held by the key management personnel's related parties, inclusive of domestic partner, dependants and entities controlled, jointly controlled or significantly influenced by the key management personnel.

(2) Net movement of shares relates to acquisition and disposal transactions by the key management personnel and their related parties during the year. It includes any opening balances of shares held by key management personnel who were appointed during the year.

The relevant interest of each of the key management personnel and their related parties in ordinary shares of IAG for the financial year ended 30 June 2006:

2006	Shares held at 1 July Number	Shares granted as remuneration during the year Number	Shares received on exercise of PSRs Number	Shares received on exercise of PARs Number	Net movement of shares due to other changes(2) Number	Total shares held at 30 June Number	Shares held nominally at 30 June(1) Number
Mr JA Strong	225,547	33,918	–	–	–	259,465	247,382
Ms YA Allen	3,437	4,522	–	–	–	7,959	7,959
Mr JF Astbury	51,772	4,522	–	–	9,400	65,694	55,611
Mr GA Cousins	171,689	4,522	–	–	–	176,211	26,211
Mr ND Hamilton	80,744	20,351	–	–	173	101,268	96,278
Mr RA Ross	154,100	11,306	–	–	–	165,406	62,849
Mr B Schwartz	3,906	6,783	–	–	–	10,689	10,689
Mr MJ Hawker	1,150,059	–	60,000	168,000	–	1,378,059	–
Mr JP Breheny	–	–	–	–	–	–	–
Mr AM Coleman	65,896	–	–	54,176	(58,020)	62,052	54,176
Mr NB Hawkins	–	–	–	–	24,332(3)	24,332	–
Mr DA Issa	–	–	–	47,675	–	47,675	–
Ms JS Johnson	–	–	–	5,972	–	5,972	–
Ms CF McLoughlin	–	–	–	–	–	–	–
Ms SJ Mostyn	16,083	–	68,670	45,508	–	130,261	–
Mr MJ Pirone	31,388	–	–	47,675	–	79,063	11,432
Mr J van der Schalk	–	–	–	–	–	–	–
Mr G Venardos	38,289	–	–	66,745	5,746	110,780	27,632
Executives who ceased employment during the previous year:							
Mr IF Brown	253,691	36,920	–	–	(2,530)	*	*
Mr RJ Jackson	7,351	–	–	–	–	*	*
Mr DRA Pearce	7,806	–	–	–	(6,738)	*	*
Mr DJP Smith	129,591	–	–	48,560	(54,511)	*	*

Notes:

(1) Nominally held shares are included in the column headed total shares held at 30 June. Total shares are held by the key management personnel's related parties, inclusive of domestic partner, dependants and entities controlled, jointly controlled or significantly influenced by the key management personnel.

(2) Net movement of shares relates to acquisition and disposal transactions by the key management personnel and their related parties during the year. It includes any opening balances of shares held by key management personnel who were appointed during the year.

(3) This balance represents the shares held by Mr Hawkins at the date of his appointment to the executive team.

* These key management personnel ceased employment during the financial year. Information on shares held has only been disclosed up to the date of their cessation.

Holding of reset preference shares

No key management personnel had any interest in reset preference shares at any time during the financial year (2006 – nil).

Holdings of reset exchangeable securities

Other than Mr Hawker who held 1,000 reset exchangeable securities ("RES") nominally at the beginning and the end of the financial year, there were no key management personnel who held a relevant interest in RES of IAG Finance (New Zealand) Limited (2006 – no movements).

(iii) Other related party transactions with key management personnel

Mr N Utley was a shareholder of the Equity Insurance Group at the time it was acquired by the IAG Group. As part of that acquisition, Mr Utley received consideration for the sale of his shares. The consideration was paid in the form of unsecured notes with face value of GBP15 million (comprising three tranches that bear different terms and conditions) and 1.2 million DARs. The DARs issued as part of the consideration for the sale of shares, are not included as part of his share based remuneration. There were no payments made under the unsecured notes during the year ended 30 June 2007.

Mr Utley is a Non-executive Director of, and has a 25.77% ownership interest in, Destiny Legal Services Limited ("DLSL") and Destiny Business Services Limited ("DBSL"). Mr Utley receives GBP60,000 per annum for his service as a Non-executive Director and has not received any income from his ownership interest in DLSL and DBSL. DLSL and DBSL derive fees for legal services performed for the Equity Insurance Group and Hastings. The services provided relate to uninsured loss recovery legal cases and personal injury litigation. The Equity Insurance Group has advances outstanding at 30 June 2007 to DLSL and DBSL of GBP0.5 million which are not interest bearing. The share of fees earned by the Equity Insurance Group and Hastings are more than GBP1.1 million. All transactions are conducted on normal commercial terms and conditions.

(d) Other related parties

Contributions are made to various superannuation plans, both defined contribution and defined benefit plans. Information regarding transactions with the plans is provided in note 29.

NOTE 30: FINANCIAL RISK MANAGEMENT

THE PARENT

The Parent is a non-operating holding company and so has limited direct exposure to financial risks. The Board of the Parent sets the risk management policies for the IAG Group.

The financial assets and liabilities of the Parent are limited to amounts receivable from/payable to related bodies corporate, loans to/from related bodies corporate, and interest bearing liabilities. The Parent does not use derivatives instruments but is party to an embedded derivative in relation to reset exchangeable securities outlined in note 31(b). The intragroup balances are considered highly liquid and of negligible credit risk and so the carrying amount is a reasonable approximation of the fair value of the balances. The intragroup balances bear a variable interest rate or bear no interest but are repayable on demand. The interest bearing liabilities represent the issue of reset preference shares and GBP subordinated term notes (refer note 21). The impact from interest rate risk is as discussed in the notes below for the Consolidated entity.

THE CONSOLIDATED ENTITY

The Consolidated entity is exposed to a variety of financial risks in the normal course of business; market risk (including currency risk, fair value interest rate risk and price risk), credit risk, liquidity risk and cash flow interest rate risk. The Board and senior management of the IAG Group have developed, implemented and maintain a Risk Management Strategy ("RMS") which is discussed in more detail in note 10.

That part of the IAG Group's RMS concerning financial risk focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance. Key aspects of the processes established in the RMS to mitigate financial risks include:

- having an Asset and Liability Committee ("ALCO") comprised of key executives with relevant oversight responsibilities that meets on a regular basis;
- monthly stress testing is undertaken to determine the impact of adverse market movements and the impact of any derivative positions;
- maintenance of an approved counterparty credit risk policy which is reviewed at least annually; and
- the external auditors of IAG provide a review opinion on the risk management strategies and limited internal controls (AGS 1026 *Superannuation Funds: Auditor Reports on Externally Managed Assets*) of IAG Asset Management's operations on a yearly basis.

The IAG Group's risk management policies include the use of derivatives for both investment operations and corporate treasury operations. The RMS sets out the permissible use of derivatives in relation to investment strategies, the parameters within which the derivatives may be used, and the control environment within which they are used.

Derivatives used in investment operations include share price index futures, equity swap agreements, exchange traded options and bank bill and bond futures. Derivatives used in corporate treasury operations include cross currency swaps, interest rate swaps, and forward foreign exchange contracts. Derivatives used include exchange traded derivatives which are standardised and over-the-counter derivatives which are individually negotiated between the contracting parties.

(a) Market risk

(i) Currency risk

Currency risk is the risk of loss arising from an unfavourable move in market exchange rates. The Consolidated entity is exposed to currency risk on its investments in international equities, receivables, payables and borrowings denominated in a currency other than Australian dollars, and the net investment in controlled foreign operations. The currencies giving rise to this risk are primarily New Zealand dollars, Thai baht and British pounds for insurance contracts and net investments in controlled foreign operations and United States dollars, Japanese Yen, New Zealand dollars and Euros for investment activities. Derivatives are used to manage selected currency exposures.

Forward foreign exchange contracts and cross currency swaps
The most common forms of derivatives used to manage currency risk are forward foreign exchange contracts and cross currency swap contracts. At reporting date, the contractual amount and maturity profile of these derivatives was as follows:

	CONSOLIDATED	
	2007	2006
	$m	$m
Forward foreign exchange cross currency hedge contracts		
– Matures within 1 year	**1,939**	1,094
– Matures within 1 to 4 years	**1,115**	–
– Matures within 4 to 5 years	**–**	432
	3,054	1,526

Cross currency swaps on US dollar subordinated term notes

Insurance Australia Limited ("IAL") has entered into cross currency swaps to fully hedge the Australian dollar value of principal and interest flows on the Consolidated entity's US subordinated term notes. The swaps mature in 2010. Over the term of the swaps, the Consolidated entity will receive US dollar payments equal to the interest payable on the notes and will pay interest at either a fixed rate or variable rate of the three month bank bill swap rate plus a margin on a principal amount of A$401 million. On maturity of the swap, the IAG Group will repay the principal amount of A$401 million and receive US$240 million based on the original spot exchange rate at inception. Hedge accounting is applied in relation to these swap agreements (refer note 21).

Net investment hedges

Forward foreign exchange contracts and cross currency swaps are used to manage the currency risk relating to the net investment in controlled foreign operations and associates. At the reporting date, hedge accounting was used for the net investment in the New Zealand, Malaysia, Thailand and United Kingdom operations of the Consolidated entity.

(ii) Interest rate risk

The exposure to interest rate risk results from the holding of financial assets and liabilities in the normal course of business. Fixed interest rate assets and liabilities create exposure to fair value interest rate risk which is a market risk. Financial assets and liabilities with floating interest rates create exposure to cash flow interest rate risk. The two types of interest rate risk are disclosed here together for convenience. The most commonly used derivatives to manage interest rate risk exposures are interest rate swap agreements and futures.

Interest rate risk exposure

The exposure to interest rate risk and the weighted average effective interest rates on the interest bearing financial assets and liabilities of the Parent and Consolidated entity are summarised in the table below. Where assets and liabilities on the balance sheet include both interest bearing and non-interest bearing amounts, they are included as interest bearing assets and liabilities for the purposes of this note. All other assets and liabilities presented on the balance sheet are non-interest bearing and therefore not subject to interest rate risk.

PARENT

		Fixed interest rate maturing in					
2007	**Floating interest rate $m**	**1 year or less $m**	**1 to 5 years $m**	**More than 5 years $m**	**Non interest bearing $m**	**Total $m**	**Weighted average interest rate %**
Financial assets							
Loans to related bodies corporate	**150**	**–**	**–**	**493**	**24**	**667**	**5.64**
Financial liabilities							
Loans from related bodies corporate	**(211)**	**–**	**–**	**–**	**–**	**(211)**	**6.45**
Reset preference shares	**–**	**(200)**	**(350)**	**–**	**–**	**(550)**	**5.22**
GBP subordinated term notes	**–**	**–**	**–**	**(591)**	**–**	**(591)**	**5.66**
Net financial assets/(liabilities)	**(61)**	**(200)**	**(350)**	**(98)**	**24**	**(685)**	
2006							
Financial assets							
Cash and cash equivalents	1	–	–	–	–	1	5.50
Financial liabilities							
Loans from related bodies corporate	(138)	–	–	–	(175)	(313)	6.20
Reset preference shares	–	(350)	(200)	–	–	(550)	5.33
Net financial assets/(liabilities)	(137)	(350)	(200)	–	(175)	(862)	

NOTE 33. FINANCIAL RISK MANAGEMENT (CONTINUED)

(a) Market risk (continued)

(ii) Interest rate risk (continued)

	CONSOLIDATED						
		Fixed interest rate maturing in					
2007	**Floating interest rate $m**	**1 year or less $m**	**1 to 5 years $m**	**More than 5 years $m**	**Non interest bearing $m**	**Total $m**	**Weighted average interest rate %**
Financial assets							
Cash and cash equivalents	**1,100**	**38**	–	–	**25**	**1,163**	**5.64**
Premium funding loans	–	**104**	–	–	–	**104**	**15.68**
Money market securities	**158**	**3,186**	**3,629**	**1,430**	–	**8,403**	**6.27**
Financial liabilities							
NZD short term notes	–	–	**(45)**	–	–	**(45)**	**7.36**
Refinancing debts	**(6)**	–	–	–	–	**(6)**	**6.75**
Euro/USD floating rate notes	–	–	**(46)**	–	–	**(46)**	**8.44**
Subordinated term notes	–	**(299)**	–	–	–	**(299)**	**6.58**
GBP subordinated term notes	–	–	–	**(591)**	–	**(591)**	**5.66**
Unsecured notes	–	**(77)**	**(12)**	–	–	**(89)**	**5.45**
USD subordinated term notes	–	–	**(283)**	–	–	**(283)**	**5.19**
Reset preference shares	–	**(200)**	**(350)**	–	–	**(550)**	**5.22**
Secured mortgage	**(2)**	–	–	–	–	**(2)**	**7.00**
Net financial assets/(liabilities)	**1,250**	**2,752**	**2,893**	**839**	**25**	**7,759**	
2006							
Financial assets							
Cash and cash equivalents	678	26	–	–	14	718	5.32
Premium funding loans	–	125	–	–	–	125	14.40
Money market securities	92	2,026	3,470	1,475	–	7,063	5.91
Financial liabilities							
NZD short term notes	–	–	(41)	–	–	(41)	7.25
Subordinated term notes	(50)	–	(249)	(2)	–	(301)	6.46
USD subordinated term notes	–	–	(323)	–	–	(323)	5.19
Reset preference shares	–	(350)	(200)	–	–	(550)	5.33
Net financial assets/(liabilities)	720	1,827	2,657	1,473	14	6,691	

Note:
(i) The reset preference shares have no maturity date but they do have reset dates upon which certain terms, including the distribution rate, can be changed.

The spread of maturity of the money market securities for the Consolidated entity for the financial year ended 30 June 2007 is approximately 39% for 1 year or less, 17% for 1 to 2 years, 10% for 2 to 3 years, 11% for 3 to 4 years, 5% for 4 to 5 years, 17% for more than 5 years (2006 – 29%, 17%, 14%, 6%, 14% and 20%).

The significant terms and conditions of the interest bearing liabilities are disclosed in note 21.

	PARENT		CONSOLIDATED	
	2007 $m	2006 $m	**2007 $m**	2006 $m
Reconciliation of net financial assets/(liabilities) to net assets				
Net financial assets/(liabilities)				
– Interest bearing	**(685)**	(862)	**7,759**	6,691
– Other	**5,604**	4,873	**2,039**	2,447
– Net insurance liabilities	–	–	**(9,168)**	(7,738)
Net non-financial assets	**(11)**	(62)	**4,202**	2,271
Net assets	**4,908**	3,949	**4,832**	3,671

Interest rate swap agreements
IAL has entered into interest rate swap agreements to manage the interest rate exposure on the Consolidated entity's borrowings. IAL pays a fixed rate of interest under the swap agreements and receives a variable rate of interest equal to the amount payable on the underlying hedged borrowings. The interest income and expense associated with the swap agreements are recognised in profit or loss on a daily basis over the term for which the swap is effective as a hedge of the underlying borrowing. As at 30 June 2007, the weighted average fixed interest rate payable under the swap agreements was 6.77% per annum (2006 – 6.77% per annum) and the weighted average floating rate receivable was 7.88% per annum (2006 – 7.32% per annum) for the Consolidated entity.

As at reporting date, the notional principal amounts and period of expiry of these swap agreements were as follows:

	CONSOLIDATED	
	2007 $m	2006 $m
Interest rate swap agreements		
– Within 1 year	**50**	–
– Within 1 to 2 years	**–**	50
– Within 2 to 5 years	**350**	350
	400	400

Hedge accounting is applied in relation to these swap agreements (refer note 21).

As at reporting date, the notional principal amounts and periods of expiry of the swap agreements included in investments were as follows:

Interest rate swap agreements		
– Within 1 year	**–**	233
– Within 1 to 2 years	**300**	–
– Within 2 to 5 years	**74**	75
– Within 5 to 7 years	**12**	59
– Over 7 years	**133**	179
	519	546

Futures
As at reporting date, the notional principal amounts and period of expiry of the interest rate related futures contracts were as follows:

Futures		
– Matures within 1 year	**5,209**	3,252
– Matures within 1 to 2 years	**144**	1,029
	5,353	4,281

(iii) Price risk

The Consolidated entity is exposed to equity markets price risk through its investment in equities and the use of equity related derivative contracts. At reporting date, the notional principal amounts and period of expiry of the equity related derivative contracts were as follows:

SPI futures		
– Matures within 1 year	**787**	1,032
Options		
– Purchased – within 1 year	**5**	4
– Purchased – within 1 to 2 years	**2**	–
– Written – within 1 year	**3**	59
	797	1,095

NOTE 33: FINANCIAL RISK MANAGEMENT (CONTINUED)

(b) Fair value of financial instruments

The carrying amount on the balance sheet of all financial instruments is either the fair value of the assets and liabilities or a reasonable approximation of the fair value of the assets and liabilities. The measurement of the fair value of certain financial instruments is determined using valuation techniques and the use of different pricing models and assumptions could affect the reported fair value of these instruments. Provided below is information regarding the fair value of derivatives.

The net fair value of derivatives presented as investments at 30 June 2007 was $17 million (2006 – $1 million) for the Consolidated entity.

The total fair value of all derivatives, for which cash flow hedge accounting was applied, at 30 June 2007 was $128 million (2006 – $95 million) for the Consolidated entity. At reporting date, cash flow hedge accounting was applied in relation to two economic hedges relating to the USD subordinated term notes (refer note 21(c)(iv)) and the hedge of the deferred consideration payable in relation to the acquisition of Alba Group Pte Limited. This was an anticipated transaction at reporting date.

The total fair value of all derivatives for which net investment hedge accounting was applied at 30 June 2007 was $21 million (2006 – $12 million) for the Consolidated entity.

In addition to the derivatives described above, certain contracts that have been entered into include embedded derivative features. Such embedded derivatives are assessed at inception of the contract and, depending on their characteristics, are accounted for as separate derivative financial instruments. The only embedded derivative identified which has been assessed as having a fair value at reporting date of $Nil is the exchange right on the reset exchangeable securities (refer note 21).

(c) Credit risk

Credit risk is the risk of loss from a counterparty failing to meet their financial obligations. The Consolidated entity's credit risk arises predominantly from investment activities, reinsurance activities (refer note 12), and dealings with intermediaries (refer note 10(e)). The Consolidated entity's credit quality management roles, principles and processes are detailed in the IAG Group Credit Risk Management Policy document which is approved by the IAG Board and complies with APRA's requirements for credit risk management by a general insurer. The policy outlines the framework and procedures in place to ensure an adequate and appropriate level of monitoring and management of credit quality throughout the IAG Group. The IAG Group Treasury function is responsible for ensuring that the policies governing the management of credit quality risk are properly implemented. The IAG Group's credit risk appetite relies heavily on credit rating agency research and is heavily weighted towards obligors of high quality investment grade. All new, changed and continuing credit risk exposures must be approved in accordance with the IAG Group's approval authority framework.

The IAG Group is exposed to credit risk from investments in third parties where the IAG Group holds debt and other securities issued by those companies. The credit risk relating to investments is monitored and assessed, and maximum exposures are limited. The investments comprising assets held to back insurance liabilities are restricted to investment grade securities.

Some of the more significant credit exposures relate to reinsurance receivables. For further information refer to note 12(e).

Only derivatives in liquid markets are used. As the primary purpose for using derivatives is hedging, any over-the-counter derivatives used have been transacted with investment grade quality financial institutions only. The IAG Group's credit policy and procedures ensure that exposures to counterparty risks are monitored constantly to operate within the risk limits approved by the IAG Board. As the exchange traded derivatives are being settled on a daily basis with the clearing house of the respective exchange, credit risk associated with these contracts is minimal.

Concentrations of credit risk exist if a number of counterparties have similar economic characteristics. At the reporting date, there were no material concentrations of credit risk as the Consolidated entity transacts with a large number of counterparties in various countries without any individual debtor having a material outstanding balance. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivatives, on the balance sheet.

(d) Liquidity risk

Liquidity risk is concerned with the risk of there being insufficient cash resources to meet payment obligations without affecting the daily operations or the financial condition of the Consolidated entity. Liquidity facilitates the ability to meet expected and unexpected requirements for cash. The liquidity position is derived from operating cash flows, investment portfolios and access to outside sources of liquidity such as bank lines of credit, established debt funding programmes, reinsurance arrangements and other sources. The balance sheet is prepared using the liquidity format in which the assets and liabilities are presented broadly in order of liquidity. The liquidity management roles, principles and processes are detailed in the IAG Group Liquidity Risk Management Policy document which is approved by the IAG Board and complies with APRA's requirements for liquidity risk management by a general insurer. The policy outlines the framework and procedures in place to ensure an adequate and appropriate level of monitoring and management of liquidity.

Sound liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close-out market positions. The nature of insurance activities means that the timing and amount of cash flows are uncertain. The liquidity risk management policy is concerned with ensuring the ongoing ability to meet the payment obligations to policyholders and other creditors across a wide range of operating conditions without suffering any significant additional cost. These processes are principally in the control of the IAG Group Treasury function.

Management of liquidity risk includes asset and liability management strategies. The assets held to back insurance liabilities consist predominantly of government securities (the most liquid of securities) and other very high quality securities which can generally be readily sold or exchanged for cash. The assets are managed so as to effectively match the maturity profile of the assets with the expected pattern of claims payments. The money market securities are restricted to investment grade securities with concentrations of investments managed by various criteria including issuer, industry, geography and credit rating. The proportion, by market value, of the technical reserves fund invested in high quality liquid assets for each group insurer must exceed 35% of the fund balance. There is a transition period for new acquisitions to comply with these policies.

Information regarding access to unutilised credit facilities is available in note 21(d).

The reset exchangeable securities (refer note 1(ag)) are a part of the liquidity management of the Consolidated entity. The ability to access external sources of liquidity from domestic and international capital market raisings is assisted by the strong financial strength rating of the IAG Group.

NOTE 34: CAPITAL MANAGEMENT

(a) Capital management strategy

The capital management strategy plays a central role in managing risk to create shareholder value whilst meeting the crucial and equally important objective of providing an appropriate level of capital to protect policyholders' and lenders' interests and satisfy regulators. Capital finances growth, capital expenditure and business plans and also provides support in the face of adverse outcomes from insurance and other activities and investment performance.

The determination of the capital amount and mix is built around three core considerations:

(i) Regulatory capital

All insurers within the Consolidated entity that carry on insurance business in Australia are registered with APRA and are subject to the prudential standards which set out the basis for calculating the minimum capital requirement ("MCR") which is a minimum level of capital that the regulator deems must be held to meet policyholder obligations. An insurer's capital base is expected to be adequate for the size, business mix, complexity and risk profile of its business and so the MCR utilises a risk based approach to capital adequacy. IAG uses the standardised framework for calculating the MCR detailed in the relevant prudential standard and referred to as the prescribed method which is determined to be the sum of the capital charges for insurance, investment, investment concentration and catastrophe concentration risk. It is IAG Group policy to ensure that each of the licensed insurers maintains an adequate capital position from an entity perspective. The IAG Group also voluntarily applies the MCR prudential standards to the IAG Group as a whole, as if the Consolidated entity was an APRA regulated entity (refer note 34(c)).

It is IAG Group policy to hold regulatory capital levels in excess of the MCR as required by APRA. The current target capital multiple for the Consolidated entity is 1.55 times (2006 – 1.55 times) the MCR which is a derivation of the required capital to meet the 1 in 750 year risk of absolute ruin needed to maintain the target credit rating (refer below). The policy also requires management to not take any action that would further reduce the capital multiple if an identified minimum capital multiple is reached, currently set as 1.35 times MCR for the Consolidated entity. APRA also imposes some restrictions on the composition of capital eligible to meet the MCR.

The IAG Group sets an ongoing capital target sufficient to maintain a probability no larger than 10% per annum of the IAG Group's available Group Capital being lower than 1.2 times Australian MCR. This is also factored into the derivation of the 1.55 times MCR target.

Capital calculations for regulatory purposes are based on the premium liabilities model which is different to the deferral and matching model which underpins the measurement of assets and liabilities in the financial statements. The premium liabilities model assesses future claims payments arising from future events insured under existing policies. This differs to the measurement of the outstanding claims liability on the balance sheet which considers claims relating to events that occur only up to and including the reporting date.

(ii) Ratings capital

The IAG Group aims to maintain the capital strength of the IAG Group by reference to a target financial strength rating from an independent ratings agency. The ratings are important because they reflect the "very strong" financial strength of the IAG Group and demonstrate to stakeholders the ability to pay claims for the long term.

Key wholly owned insurers within the IAG Group had the following ratings published by Standard & Poor's Rating Services at 30 June 2007:

Entity	Issuer credit rating	Financial strength rating
Parent:		
Insurance Australia Group Limited	AA–/Stable	AA–/Stable
Licensed insurers:		
Insurance Australia Limited	AA/Stable	AA/Stable
IAG New Zealand Limited	AA/Stable	AA/Stable
CGU Insurance Limited	AA/Stable	AA/Stable
Swann Insurance (Aust) Pty Ltd	AA/Stable	AA/Stable
IAG Re Labuan (L) Berhad	n/a	A+/Stable
IAG Re Australia Limited (formerly NZI Insurance Australia Limited)	AA/Stable	AA/Stable

The objective is to retain the "AA" category rating for the key wholly owned insurers within the IAG Group which is considered in the long term interests of shareholders in view of the security it provides to lenders, reinsurers, policyholders and shareholders in an industry that is, by its nature, subject to risk and volatility outside the participants' control. Maintaining the "AA" rating requires managing the capital, both in terms of mix and overall level, in line with a 1 in 750 year risk of absolute ruin.

(iii) Economic capital

In conjunction with the considerations set out above, which are important to the functioning of the business, consideration is given to the operational capital needs of the business. Targeting a capital multiple above the minimum regulatory requirement aims to ensure the ongoing strength and security of the IAG Group whilst suitably protecting policyholders and lenders.

The maintenance of the target financial strength rating referred to above impacts directly on the cost of capital. When accessing funds in the market, the strong rating improves both the availability of capital and the cost at which it can be secured as potential investors generally demand a lower risk premium.

An important influence on the capital levels is the payment of dividends. The Consolidated entity aims to maintain normalised earnings payouts within a ratio range approved by the IAG Board. As part of the management of capital, a special dividend was declared and paid during the year ended 30 June 2006.

The capital objectives are achieved through dynamic management of the balance sheet and capital mix, the use of a risk based capital adequacy framework for capital needs that relies on explicit quantification of uncertainty or risk, and the use of modelling techniques such as Dynamic Financial Analysis which provide valuable input to the capital management process and provide the capacity to quantify and understand this risk/return trade-off. The influence on capital needs of product mix, the reinsurance programme, catastrophe exposure, investment strategy, profit margins and capital structure are all assessed through the Dynamic Financial Analysis modelling.

NOTE [illegible] CAPITAL MANAGEMENT (CONTINUED)

(b) Capital composition

The IAG Group's capital comprises ordinary shares and interest bearing liabilities. The interest bearing liabilities include reset preference shares which are a hybrid security having characteristics of both debt and equity. The balance sheet capital mix was:

		CONSOLIDATED	
	Target %	**2007 %**	2006 %
Ordinary equity	68	**70**	73
Hybrid securities	12	**8**	11
Debt	20	**22**	16
	100	**100**	100

The target percentages are largely driven by the target credit rating. As at 30 June 2007, the balance sheet capital mix held more ordinary equity than targeted due largely to treatment of intangible assets in the rating assessment. The capital disclosed above does not include the $550 million of contingent capital made available through the reset exchangeable securities (refer note 1(ag)).

(c) Regulatory capital compliance

The insurers within the Consolidated entity have at all times during the current and prior financial year complied with the externally imposed capital requirements to which they are subject. The MCR calculation for the Consolidated entity provided below is based on applying in principle the APRA standards for individual entities to the consolidated position, pending the publication by APRA of a comprehensive standard to determine prudential capital at a consolidated level (such a standard is currently undergoing a consultation process). A similar basis is used for both the Australian and international insurance businesses.

The requirements for determining capital adequacy changed during the current financial year as APRA's final changes in response to Australia's transition to IFRS came into effect. Changes in the MCR calculation methodology do not apply retrospectively for the determination of regulatory compliance. For this reason, the MCR calculation for the comparative period is disclosed as it was at that date, as reported to APRA, and has not been restated for current period changes in the calculation.

		CONSOLIDATED	
	Notes	**2007 $m**	2006 $m
Statutory capital			
Tier 1 capital			
Fundamental tier 1 capital			
Ordinary shares		**4,361**	3,263
Reserves		**(4)**	(6)
Retained earnings		**372**	274
Excess technical provisions (net of tax)	(i)	**431**	421
Innovative Residual tier 1 capital			
Reset preference shares, net of transaction costs		**549**	547
Deductions from tier 1 capital	(ii)		
Treasury shares held in trust	(iii)	**(36)**	(40)
Goodwill		**(2,222)**	(1,486)
Intangibles		**(815)**	(57)
Net deferred tax assets		**(223)**	(123)
Other		**(112)**	(62)
Total Tier 1 capital		**2,301**	2,731
Tier 2 capital			
Subordinated term notes		**1,151**	624
Total statutory capital		**3,452**	3,355
Minimum capital requirement ("MCR")			
Insurance risk		**1,295**	1,085
Investment risk		**573**	549
Investment concentration risk	(iv)	**-**	-
Catastrophe concentration risk		**200**	200
Total MCR		**2,068**	1,834
MCR multiple		**1.67**	1.83

Notes:

(i) The excess technical provisions represent the difference between the insurance liabilities incorporating a risk margin (refer note 11(f)) on the balance sheet based on the deferral and matching model and the insurance liabilities incorporating a risk margin equivalent to a probability of adequacy of 75% used for regulatory reporting purposes based on the premium liabilities model.

(ii) Certain assets that are considered acceptable from an accounting perspective are, from a supervisory perspective, considered to be generally not available or of reduced value should an insurer encounter difficulties. Holdings of such assets are therefore required to be deducted from the regulatory capital base.

(iii) The portion of the treasury shares held in trust that does not meet eligibility criteria under APRA prudential rules.

(iv) The investment concentration risk charge is zero reflecting that the holding of particular assets, including reinsurance recoveries, and exposure to a particular obligor, are sufficiently diversified for the purposes of the regulatory capital calculations.

The increase in the total minimum capital requirement for the year ended 30 June 2007 is principally due to the acquisitions in the United Kingdom. The MCR calculation does not include the $550 million of contingent capital made available through the reset exchangeable securities (refer note 1(ag)), which if exchanged, would bring the MCR multiple to 1.94 (2006 – 2.13).

	CONSOLIDATED	
	2007 **$**	2006 $
NOTE 35: NET TANGIBLE ASSETS		
Net tangible asset per ordinary share	**0.90**	1.22

Net tangible assets per ordinary share has been determined from net assets after adjusting for minority interests, intangible assets (note 18) and goodwill (note 19).

NOTE 36: EVENTS SUBSEQUENT TO REPORTING DATE

As the following transactions occurred after reporting date and did not relate to conditions existing at reporting date, no account has been taken of them in the financial statements for the year ended 30 June 2007.

(a) Declaration of final dividend

On 24 August 2007, a final dividend of 16 cents per share, 100% franked, was declared by the Company. The dividend will be paid on 8 October 2007. The Company's dividend reinvestment plan ("DRP") will operate by issuing new ordinary shares to participants. The dividend will be fully underwritten such that the shortfall in the DRP take up will be underwritten.

(b) Sale of premium funding business

On 17 August 2007, a contract was entered into for the sale of the existing and ongoing loan business of CGU Premium Funding Pty Limited. It is expected that the transaction will be completed in September 2007.

DIRECTORS' DECLARATION

In the opinion of the Directors of Insurance Australia Group Limited:

(a) the financial statements and notes 1 to 36, including the remuneration disclosures that are contained in the Remuneration Report in sections A to D of the Directors' report, are in accordance with the Corporations Act 2001 including:

(i) giving a true and fair view of the financial position of the Company and Consolidated entity as at 30 June 2007 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

(ii) complying with Australian Accounting Standards (including Australian Interpretations) and the Corporations Regulations 2001; and

(b) the Remuneration Report in sections A to D of the Directors' report complies with Australian Accounting Standard AASB 124 *Related Party Disclosures*; and

(c) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

The Directors have been given the declaration required by section 295A of the Corporations Act 2001 from the chief executive officer and chief financial officer for the financial year ended 30 June 2007.

Signed at Sydney this 24th day of August 2007 in accordance with a resolution of the Directors.

James Strong
Director

Michael Hawker
Director

INDEPENDENT AUDITOR'S REPORT

TO THE EQUITY HOLDERS OF INSURANCE AUSTRALIA GROUP LIMITED

KPMG

REPORT ON THE FINANCIAL REPORT AND AASB 124 REMUNERATION DISCLOSURES CONTAINED IN THE DIRECTORS' REPORT

We have audited the accompanying financial report of Insurance Australia Group Limited (the "Company"), which comprises the balance sheets as at 30 June 2007, and the income statements, statements of recognised income and expense and cash flow statements for the year ended on that date, a summary of significant accounting policies and other explanatory notes 1 to 36 and the directors' declaration of the Consolidated entity comprising the Company and its subsidiaries at the year's end or from time to time during the financial year.

As permitted by the Corporations Regulations 2001, the Company has disclosed information about the remuneration of directors and executives ("remuneration disclosures"), required by Australian Accounting Standard AASB 124 *Related Party Disclosures*, under the heading "Remuneration Report – sections A to D" in the directors' report and not in the financial report. We have audited these remuneration disclosures.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL REPORT AND THE AASB 124 REMUNERATION DISCLOSURES CONTAINED IN THE DIRECTORS' REPORT

The directors of the Company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In note 1(a), the directors also state, in accordance with Australian Accounting Standard AASB 101 *Presentation of Financial Statements*, that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

The directors of the Company are also responsible for the remuneration disclosures contained in the directors' report.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement. Our responsibility is also to express an opinion on the remuneration disclosures contained in the directors' report based on our audit.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report and the remuneration disclosures contained in the directors' report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report and the remuneration disclosures contained in the directors' report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report and the remuneration disclosures contained in the directors' report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report and the remuneration disclosures contained in the directors' report.

We performed the procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001* and Australian Accounting Standards (including the Australian Interpretations), a view which is consistent with our understanding of the Company's and the Consolidated entity's financial position, and of their performance and whether the remuneration disclosures are in accordance with Australian Accounting Standard AASB 124.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

AUDITOR'S OPINION ON THE FINANCIAL REPORT

In our opinion:

(a) the financial report of Insurance Australia Group Limited is in accordance with the *Corporations Act 2001*, including:

(i) giving a true and fair view of the Company's and the Consolidated entity's financial position as at 30 June 2007 and of their performance for the year ended on that date; and

(ii) complying with Australian Accounting Standards (including the Australian Interpretations) and the Corporations Regulations 2001.

(b) the financial report also complies with International Financial Reporting Standards as disclosed in note 1(a).

AUDITOR'S OPINION ON AASB 124 REMUNERATION DISCLOSURES CONTAINED IN THE DIRECTORS' REPORT

In our opinion the remuneration disclosures that are contained in sections A to D of the Remuneration Report in the directors' report comply with Australian Accounting Standard AASB 124 *Related Party Disclosures*.

KPMG

KPMG

Brian Greig
Partner

Sydney
24 August 2007

INDEPENDENT VERIFICATION STATEMENT

TO THE BOARD AND STAKEHOLDERS OF INSURANCE AUSTRALIA GROUP (IAG)

IAG commissioned Net Balance Management Group Pty Ltd (Net Balance) to provide independent verification of selected sustainability performance data (the Performance Data) for the year ended 30 June 2007, as reported in the IAG Annual Report 2007 (the Report) on page 1, and reported in the IAG Concise Annual Report 2007 (also referred to as the Report) on page 1. IAG was responsible for the preparation of the report and the information and assessments contained within it, for determining IAG's sustainability performance objectives, and for establishing and maintaining appropriate performance management and internal control systems from which the reported information is derived. This statement represents the verification team's independent opinion. Net Balance's responsibility in performing our verification activities is to the management of IAG alone and in accordance with the terms of reference agreed with them. Any reliance any such third party may place on the Report is entirely at their own risk.

VERIFICATION OBJECTIVE

The objective of the verification process is to provide IAG and its stakeholders with an independent opinion on the accuracy of the sustainability information presented within this Report. This is confirmed through verification of the information provided at a broad desk-top level, reviewing underlying systems, processes and competencies that support data presented.

VERIFICATION PROCESS AND LIMITATIONS

Our approach to assurance provision is aligned to the AA1000 Assurance Standard. The data verification engagement was undertaken in August 2007, and is combined with the overall assurance over IAG's Sustainability Report 2007 produced separately. IAG applies its own internal reporting guidelines for sustainability reporting ("the Criteria"), a concise version of which can be found in the Glossary in the report. Accordingly, the verification process involved:

- the examination of the aggregation and/or derivation of, and underlying evidence for Australian and New Zealand business data relating to employee engagement survey response rate and score, customer satisfaction, community investment and carbon dioxide emissions (page 1 of the Report); and
- a review of the internal control structure which management has established and from which the above data have been derived.

Our scope of work did not involve verification of the accuracy and robustness of financial data, other than that relating to environmental, social or broader economic aspects of performance as discussed above.

OUR INDEPENDENCE AND CREDENTIALS

Independence was ensured by selecting a verification team that had no other involvement with IAG during the reporting period that could impair the team's independence or objectivity. Net Balance was not responsible for preparation of any part of this Report. Net Balance has not undertaken any commissions for IAG in the reporting period concerning reporting or data collection. The team comprised of individuals with expertise in the insurance and finance sector and in environmental and social performance measurement. The verification team has collectively undertaken over 60 assurance engagements in Australia over the past 10 years and is also led by a Lead Sustainability Assurance Practitioner (Lead CSAP) accredited by the Independent Register of Certified Auditors (IRCA UK).

OUR OPINION

Based on the scope of the verification process, the following represents Net Balance's opinion:

- The findings of the engagement provide confidence in the reporting processes and systems established. The level of data accuracy was found to be high. Data trails selected were easily identifiable and traceable, and the personnel responsible were able to reliably demonstrate the origin(s) and interpretation of data.
- The internal review process established for both Australian and New Zealand data is appropriate and provides quality control around the data derived.

CONCLUSIONS AND RECOMMENDATIONS

The following key recommendations are made:

- Consistency between Australian and New Zealand definitions for certain data sets needs to be improved. This will also present a challenge when data from the United Kingdom and Asian operations are included in the future.
- Community investment data requires further improvement to definition and collation.
- Data that is provided by external parties generally lacked the level of accuracy found in internally sourced data. This requires further process improvements.

Net Balance has provided suggestions for reporting improvement in some areas outlined in a more detailed report presented to IAG management.

On behalf of the verification team

24th August 2007
Melbourne, Australia

Terence Jeyaretnam
Director, Net Balance & Lead CSAP (IRCA UK)

SHAREHOLDER INFORMATION

You can access information about Insurance Australia Group Limited including company announcements, presentations and reports at www.iag.com.au.

ASX CODES

Insurance Australia Group Limited's shares are listed on the ASX under:

IAG Ordinary Shares;

IAGPA Reset Preference Shares – RPS1; and

IAGPB Reset Preference Shares – RPS2.

Insurance Australia Group Limited's wholly owned subsidiary IAG Finance (New Zealand) Limited issued Reset Exchangeable Securities in January 2005 and they are listed on the ASX under:

IANG Reset Exchangeable Securities – RES.

ANNUAL REPORT

Recent amendments to the *Corporations Act 2001* have changed the obligations of Companies regarding the provision of Annual Reports to shareholders. The default option for receiving Annual Reports has changed from a printed copy to an electronic copy via IAG's website.

Details of the legislation change and the options available are set out in the enclosed form. If you require further information please contact the Share Registry on 1300 360 688.

ANNUAL GENERAL MEETING (AGM)

The 2007 AGM of Insurance Australia Group Limited will be held on Tuesday, 13 November 2007 at 10:00am at the Wesley Conference Centre, 220 Pitt Street, Sydney NSW 2000. The AGM will be webcast live on the internet at www.iag.com.au and an archive version will be placed on the website to enable the AGM to be viewed at a later time.

ONLINE PROXY VOTING

Shareholders can lodge proxies electronically for the 2007 AGM at www.iag.com.au. You will need your Securityholder Reference Number (SRN) or Holder Identification Number (HIN), which is shown in the top right corner of your Proxy Form.

QUESTIONS TO THE AUDITOR

If you would like to submit a written question to the Company's auditor relating to the auditor's report or the conduct of the audit please use the reply paid envelope provided or fax to (02) 8235 8220 by 5:00pm on Tuesday 6 November 2007. Alternatively you may submit a question, after completing your proxy online at www.iag.com.au. Members will also be given a reasonable opportunity to ask questions of the auditor at the AGM.

DIVIDEND PAYMENT METHODS

Insurance Australia Group Limited no longer pays Australian resident shareholders' dividend payments by cheque. Shareholders should provide the Share Registry with their alternative instructions as detailed below.

IAG – Ordinary Shareholders:

- paid directly into your Australian bank, credit union or building society account; or
- eligible ordinary shareholders can choose to participate in IAG's Dividend Reinvestment Plan (DRP) providing the option to increase your shareholding without incurring brokerage or GST.

IAGPA and IAGPB – Reset Preference Shareholders:

- paid directly into your Australian bank, credit union or building society account.

For further details and forms visit www.iag.com.au or call the Share Registry on 1300 360 688.

MANAGE YOUR HOLDING

Using your SRN or HIN and postcode of your registered address you can manage your holding online by registering for Computershare's Investor Centre at www.iag.com.au/shareholder/manage/index.shtml where you will be able to:

- view your holding balance;
- change your address;
- retrieve holding statements, including your dividend payment advice;
- set up payment instructions;
- sign up for electronic shareholder communications, including the Annual Report via email;
- add/change TFN/ABN details;
- sell qualified shares without a broker; and
- access personalised shareholder forms.

Shareholders may also complete a number of transactions or request a form over the phone by contacting the Share Registry on 1300 360 688

UNSOLICITED OFFERS FOR IAG SHARES

IAG shareholders may have been contacted by organisations who have offered to buy their shares at a price well below the price they could receive if they sold their shares on the Australian Securities Exchange Limited (ASX).

If shareholders receive an offer to sell their shares, they should carefully consider their options when deciding whether or not to accept it, particularly if the offer is below the price that the shares are trading on the ASX. Rather than accepting an undervalued offer, shareholders could consider either not accepting or if they wanted to sell their shares, sell them at the current market price, through a broker who is licenced to trade on the ASX.

If you wish to sell your shares but would like more information, you should seek independent financial advice.

EMAIL ENQUIRIES

If you have a question concerning your shareholding, you can email your enquiry directly to iag@computershare.com.au. If your question relates to an IAG company matter and the response is not on the IAG website, you can email your question to investor.relations@iag.com.au.

TFN, ABN OR EXEMPTION

You are strongly advised to lodge your TFN, ABN or exemption. If you choose not to lodge these details with the Share Registry, then Insurance Australia Group Limited is obliged to deduct tax at the highest marginal tax rate (plus the Medicare levy) from the unfranked portion of any dividend payment.

SHAREHOLDER INFORMATION

ORDINARY SHARES INFORMATION

IMPORTANT DATES

	2007
IAG year end	30 June
Full year results and dividend announced	24 August
Record date for final dividend	5 September
Annual Report and Notice of Meeting mailout commences	26 September
Final dividend paid	8 October
Written questions for the auditor close (5:00pm)	6 November
Proxy return closes (10:00am)	11 November
Annual General Meeting (10:00am)	13 November
IAG half-year end	31 December

Please note dates are subject to change.

TWENTY LARGEST SHAREHOLDERS AS AT 29 AUGUST 2007

	UNITS	ISSUED CAPITAL %
J P MORGAN NOMINEES AUSTRALIA LIMITED	251,502,748	14.01
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	125,056,031	6.97
NATIONAL NOMINEES LIMITED	120,741,545	6.73
ANZ NOMINEES LIMITED <CASH INCOME A/C>	60,635,418	3.38
CITICORP NOMINEES PTY LIMITED	48,293,990	2.69
RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED <BKCUST A/C>	26,235,376	1.46
COGENT NOMINEES PTY LIMITED	21,494,281	1.21
QUEENSLAND INVESTMENT CORPORATION	19,091,149	1.06
CITICORP NOMINEES PTY LIMITED <CFS WSLE GEARED SHR FND A/C>	17,689,479	0.99
CITICORP NOMINEES PTY LIMITED <CFS WSLE IMPUTATION FND A/C>	15,437,175	0.86
AUSTRALIAN REWARD INVESTMENT ALLIANCE	14,908,974	0.83
CITICORP NOMINEES PTY LIMITED <CFS WSLE 452 AUST SHARE A/C>	14,838,373	0.83
UBS NOMINEES PTY LTD	13,101,041	0.73
CITICORP NOMINEES PTY LIMITED <CFS IMPUTATION FUND A/C>	10,286,884	0.57
AMP LIFE LIMITED	9,346,713	0.52
IAG SHARE PLANS NOMINEE PTY LIMITED <IAG PAR UNALLOCATED A/C>	8,587,035	0.48
CITICORP NOMINEES PTY LIMITED <CFSIL CFSWS GEAR 452 AU A/C>	7,155,423	0.40
CITICORP NOMINEES PTY LIMITED <CFS WSLE AUST SHARE FND A/C>	7,053,983	0.39
ARGO INVESTMENTS LIMITED	5,783,333	0.32
WARBONT NOMINEES PTY LTD <SETTLEMENT ENTREPOT A/C>	4,934,836	0.27
TOTAL FOR TOP TWENTY	**802,173,787**	**44.70**

RANGE OF SHAREHOLDERS AS AT 29 AUGUST 2007	NO OF HOLDERS	NO OF SHARES	ISSUED CAPITAL %
1 – 1,000	609,908	320,524,274	17.86
1,001 – 5,000	301,869	459,226,947	25.59
5,001 – 10,000	5,612	38,952,131	2.17
10,001 – 100,000	2,770	56,258,406	3.13
100,001 and over	199	919,671,934	51.25
Total	**920,358**	**1,794,633,692**	**100.00**
Shareholders with less than a marketable parcel of 99 shares as at 29 August 2007	13,367	372,554	

DIVIDEND DETAILS

Share Class	Dividend	Franking	Amount per Share	DRP Issue Price	Payment Date
Ordinary	Interim	Fully Franked	13.5 cents	$5.8507	16 April 2007
Ordinary	Final	Fully Franked	16.0 cents	*	8 October 2007

* The DRP issue price for the final dividend is scheduled to be announced on 2 October 2007.

SUBSTANTIAL HOLDINGS AS AT 29 AUGUST 2007

The two shareholders who had a substantial shareholding as at 29 August 2007 were The Capital Group Companies, Inc. who held 110,072,164 ordinary shares representing 6.13% of the ordinary shares on issue (by notice dated 12 July 2007) and Commonwealth Bank of Australia who held 171,285,124 ordinary shares representing 9.54% of the ordinary shares on issue (by notice dated 27 July 2007).

IAGPA RESET PREFERENCE SHARES INFORMATION

IMPORTANT DATES

	2007
Record date for final dividend	30 November
Interim dividend paid	17 December

Please note dates are subject to change.

TWENTY LARGEST SHAREHOLDERS AS AT 29 AUGUST 2007

	UNITS	ISSUED CAPITAL %
J P MORGAN NOMINEES AUSTRALIA LIMITED	440,101	12.58
UBS NOMINEES PTY LTD	171,233	4.89
CITICORP NOMINEES PTY LIMITED	129,677	3.71
ANZ NOMINEES LIMITED <CASH INCOME A/C>	123,809	3.54
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	80,750	2.31
TRESCO HOLDINGS PTY LTD	73,364	2.10
CITICORP NOMINEES PTY LIMITED <CFSIL CFS WS ENH YIELD A/C>	61,306	1.75
M F CUSTODIANS LTD	49,769	1.42
ARMADA INVESTMENTS PTY LTD	39,500	1.13
ARGO INVESTMENTS LIMITED	30,800	0.88
UBS WEALTH MANAGEMENT AUSTRALIA NOMINEES PTY LTD	26,579	0.76
NATIONAL NOMINEES LIMITED	25,346	0.72
G JAMES AUSTRALIA PTY LTD	25,000	0.71
MOUNT PRITCHARD & DISTRICT COMMUNITY CLUB	25,000	0.71
RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED <MLCI A/C>	20,447	0.58
CATHOLIC CHURCH INSURANCES LTD	20,000	0.57
CITICORP NOMINEES PTY LIMITED <CMIL CWLTH INCOME FUND A/C>	20,000	0.57
DIMBULU PTY LTD	20,000	0.57
RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED <GSENIP A/C>	20,000	0.57
RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED <BKCUST A/C>	15,050	0.43
TOTAL FOR TOP TWENTY	**1,417,731**	**40.50**

RANGE OF SHAREHOLDERS AS AT 29 AUGUST 2007	NO OF HOLDERS	NO OF SHARES	ISSUED CAPITAL %
1 – 1,000	4,208	1,259,465	35.99
1,001 – 5,000	258	590,226	16.86
5,001 – 10,000	24	178,525	5.10
10,001 – 100,000	20	606,964	17.34
100,001 and over	4	864,820	24.71
Total	**4,514**	**3,500,000**	**100.00**
Shareholders with less than a marketable parcel of 5 shares as at 29 August 2007	1	4	

DIVIDEND DETAILS

Share Class	Dividend	Franking	Amount per Share	Payment Date
IAGPA	Interim	Fully Franked	$2.9079	15 December 2006
IAGPA	Final	Fully Franked	$2.8921	15 June 2007

IAGPB RESET PREFERENCE SHARES INFORMATION

IMPORTANT DATES

	2007
Record date for final dividend	30 November
Interim dividend paid	17 December

Please note dates are subject to change.

TWENTY LARGEST SHAREHOLDERS AS AT 29 AUGUST 2007

	UNITS	ISSUED CAPITAL %
J P MORGAN NOMINEES AUSTRALIA LIMITED	254,002	12.70
AMP LIFE LIMITED	199,374	9.97
SHARE DIRECT NOMINEES PTY LTD <NATIONAL NOMINEES A/C>	150,000	7.50
CITICORP NOMINEES PTY LIMITED	132,386	6.62
CITICORP NOMINEES PTY LIMITED <CFSIL CFS WS ENH YIELD A/C>	128,873	6.44
COGENT NOMINEES PTY LIMITED <SMP ACCOUNTS>	123,914	6.21
UBS NOMINEES PTY LTD	103,024	5.15
NATIONAL NOMINEES LIMITED	85,669	4.28
ANZ NOMINEES LIMITED <CASH INCOME A/C>	73,839	3.69
RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED <MLCI A/C>	35,065	1.75
COGENT NOMINEES PTY LIMITED	32,369	1.62
UBS WEALTH MANAGEMENT AUSTRALIA NOMINEES PTY LTD	29,824	1.49
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	29,088	1.45
UCA CASH MANAGEMENT FUND LIMITED	22,593	1.13
SUNCORP CUSTODIAN SERVICES PTY LIMITED <AFT>	20,000	1.00
MRS FAY CLEO MARTIN-WEBER	20,000	1.00
GOLDMAN SACHS JBWERE CAPITAL MARKETS LTD <HYBRID PORTFOLIO A/C>	18,944	0.95
FORTIS CLEARING NOMINEES P/L <SETTLEMENT ACCOUNT>	14,284	0.71
RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED <GSENIP A/C>	13,587	0.68
OMINECA PTY LIMITED	13,000	0.65
TOTAL FOR TOP TWENTY	**1,499,835**	**74.99**

RANGE OF SHAREHOLDERS AS AT 29 AUGUST 2007	NO OF HOLDERS	NO OF SHARES	ISSUED CAPITAL %
1 – 1,000	1,076	300,303	15.01
1,001 – 5,000	62	145,233	7.26
5,001 – 10,000	6	41,765	2.09
10,001 – 100,000	14	421,126	21.06
100,001 and over	7	1,091,573	54.58
Total	**1,165**	**2,000,000**	**100.00**
Shareholders with less than a marketable parcel of 6 shares as at 29 August 2007	0	0	

DIVIDEND DETAILS

Share Class	Dividend	Franking	Amount per Share	Payment Date
IAGPB	Interim	Fully Franked	$2.2612	15 December 2006
IAGPB	Final	Fully Franked	$2.2488	15 June 2007

GLOSSARY

Actuary

An actuary applies mathematical, economic and financial analyses as well as risk assessment to financial contracts, in a wide range of practical business problems.

AGAAP

AGAAP (Australian Generally Accepted Accounting Principles) were used by the Group to prepare financial reports up to and including the year ended 30 June 2005. From 1 July 2005, the financial reports were required to be prepared under AIFRS (defined below).

AIFRS

AIFRS (Australian equivalents to International Financial Reporting Standards) were required to be adopted by the Group when preparing its financial reports from 1 July 2005.

APRA

APRA (Australian Prudential Regulation Authority) is the prudential regulator of insurance companies, banks, superannuation funds, credit unions, building societies and friendly societies in Australia. APRA is responsible for ensuring that policyholders, depositors and superannuation fund members are protected by, for example, ensuring that companies have enough capital to be able to meet their ongoing business needs, including reserving to pay claims.

Business volume

This measures the volume of business at a point in time. The basis of the measure depends on the class of business. In the personal lines class, the relevant volume measure is 'risks in force'. In commercial classes, the volume measure is 'policies in force'. The difference in the definition is required to capture the distinct nature of IAG's business mix.

Claims reserves

The portion of premium set aside to cover obligations for unexpired insurance contracts, claims and expenses to be incurred. This amount is invested and the returns on these investments form part of pricing and profit from insurance operations.

CO_2e emissions

In this instance, CO_2e emissions are calculated for electricity use, office paper and print paper consumption, tool of trade fuel consumption and air travel. For Australia, emission factors are obtained from the Australian Greenhouse Office (AGO) 2006 workbook (electricity and tool of trade), from the Australian Paper Industry Council 2005 (paper) and the World Business Council for Sustainable Development (Greenhouse Gas Protocols – air travel). For New Zealand, data factors were obtained from the New Zealand Business Council for Sustainable Development "Emission Factors for New Zealand Businesses" for air travel and tool of trade, as per the Australian source for paper, and have been advised by their energy supplier for electricity. New Zealand brands included in this measurement: State, NZI, Swann, NAC.

Customer satisfaction index

In Australia, this measures the end to end customer experience when enquiring, taking out, renewing or making a claim for direct personal insurance. Customer satisfaction levels are determined by a third party through telephone interviews with a random sample of customers contacted. During the prior year, there was a change in the survey provider; however only the customer satisfaction index for the retained provider was included (results for the six months to June 2006). In New Zealand, this is a measure of customer satisfaction with non-claims related contact. The survey is a random sample of customers who have had a non-claims related contact (eg requested a quote, changed their address, taken out a policy) within the last month. Satisfaction is measured by a third party survey where the percentage of customers rating 5, 6 or 7 on a 7 point scale are considered to be satisfied (7 = extremely satisfied and 1 = extremely dissatisfied).

Employee engagement score

Determined through six questions in the 'Your Voice' employee survey conducted by a third party. The survey assesses the extent to which employees consistently say positive things about working at IAG, want to stay with IAG and strive to achieve above and beyond what is expected of them. Participation in the survey is voluntary but is made available to all employees. For New Zealand, this includes the State, NZI, NAC, Swann and DriveRight brands.

FTE

FTE (full-time equivalent) is a measure of the size of employees that takes account of part-time employees. It is determined by dividing working hours (excluding overtime) for all employees by the standard full-time hours. The FTE includes all permanent full-time and part-time employees but excludes casual employees, guests, employees on a fixed-term contract and employees on extended leave (over 28 consecutive calendar days) on the day that we report the data.

Funds for community investment

This estimates direct financial support of community groups and programmes, as well as indirect support to help promote and raise awareness of these community organisations (including commitments), plus salary costs and on-costs for employee volunteering hours recorded in the Human Resources systems. For Australia, this also includes direct IAG management and administration-related costs. Figures reported are exclusive of GST.

Head count

The number of people employed by IAG, regardless of hours worked, excluding casuals, guests and employees on a fixed-term contract.

Insurance cycle

Insurance is a cyclical business. The insurance cycle represents the peaks and troughs of insurance premiums and profitability. When capacity (ie the availability of capital from insurers to underwrite risks) increases in a market, insurers may reduce premiums, which is called a 'soft cycle'. When there is limited capacity, and premiums rise, this is called a 'hard cycle'.

Long-tail and short-tail insurance

In general terms, this name stems from the length of time (the 'tail') that it takes for a claim to be made and settled. For 'short-tail' insurance products, claims are usually known and settled within 12 months, and are generally based around property. For 'long-tail' insurance products, claims may not even be reported within 12 months, and settlements can take many years, and are generally based around injury compensation (eg medical, legal and loss of income) or other risks such as professional indemnity.

Market capitalisation

The size of a company is often measured by its market capitalisation. This is calculated by multiplying the total number of shares on issue by the market price of the shares.

CORPORATE DIRECTORY

Share Registry Contact Details
Computershare Investor Services Pty Limited

GPO Box 4709
Melbourne VIC 3001

Hand deliveries to:
Level 2, 60 Carrington Street
Sydney NSW 2000

Telephone (within Australia) 1300 360 688
Telephone (outside Australia) 61 3 9415 4210
Fax (general) 03 9473 2470
Fax (for proxies only) 02 8235 8220
Email iag@computershare.com.au

Registered Office
Insurance Australia Group Limited

Level 26, 388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
Fax 02 9292 8072
Website www.iag.com.au

IAG MAJOR BRANDS

This annual report is printed on 100% recycled paper made from 100% post-consumer waste, which is bleached chlorine free (PCF) and FSC CoC certified. The mill operates under the ISO 14001 Environmental Management System which guarantees continuous improvement and is PEFC certified for traceability.

END